Exhibit 99.1



2024 ANNUAL REPORT

HUTCHMED (CHINA) LIMITED
和黃醫藥(中國)有限公司
(INCORPORATED IN THE CAYMAN ISLANDS WITH LIMITED LIABILITY)
HKEX: 13 | Nasdaq: HCM | AIM: HCM

CORPORATE INFORMATION

BOARD OF DIRECTORS

Chairman and Non-executive Director

Dan ELDAR, BA, MA, MA, PhD

Executive Directors

Weiguo SU, BSc, PhD
   Chief Executive Officer and Chief Scientific Officer
CHENG Chig Fung, Johnny, BEc, CA(ANZ)
   Chief Financial Officer

Non-executive Directors

Edith SHIH, BSE, MA, MA, EdM, Solicitor,
   FCG, HKFCG
Ling YANG, BA, BSc, MBA

Independent Non-executive Directors

Paul Rutherford CARTER, BA, FCMA
   Senior Independent Director
Renu BHATIA, MBBS, MBA
Chaohong HU, BSc, PhD [1]
Graeme Allan JACK, BCom, CA(ANZ), FCPA
MOK Shu Kam, Tony, BMSc, MD, FRCPC, FHKCP,
   FHKAM, FRCP(Edin), FASCO
WONG Tak Wai, BCom, FCPA, CA(ANZ) [3]

AUDIT COMMITTEE

Graeme Allan JACK *(Chairman)*
Renu BHATIA
Paul Rutherford CARTER
WONG Tak Wai [3]

NOMINATION COMMITTEE

MOK Shu Kam, Tony *(Chairman)*
Dan ELDAR
Chaohong HU [2]
Graeme Allan JACK

REMUNERATION COMMITTEE

Paul Rutherford CARTER *(Chairman)*
Graeme Allan JACK
Edith SHIH

TECHNICAL COMMITTEE

MOK Shu Kam, Tony *(Chairman)*
Renu BHATIA
Paul Rutherford CARTER
Dan ELDAR
Chaohong HU [1]
Weiguo SU

SUSTAINABILITY COMMITTEE

Edith SHIH *(Chairman)*
CHENG Chig Fung, Johnny
MOK Shu Kam, Tony

COMPANY SECRETARY

Edith SHIH

NOMINATED ADVISER

Panmure Liberum Limited

CORPORATE BROKERS

Panmure Liberum Limited
HSBC Bank plc
Cavendish Capital Markets Limited

AUDITOR

PricewaterhouseCoopers

Notes:

(1)   *Appointed as an Independent Non-executive Director and a member of Technical Committee on November 21, 2024*
(2)   *Appointed as a member of Nomination Committee on February 4, 2025*
(3)   *Appointed as an Independent Non-executive Director and a member of Audit Committee on March 6, 2025*

CONTENTS

Corporate Information

Chairman's Statement   6

Chief Executive Officer's Report   7

2024 Full Year Results and Business Updates   8

2024 Full Year Financial Results   14

Financial Summary   16

Operations Review   19

    Oncology/Immunology   19

    Other Ventures   32

Use of Non-GAAP Financial Measures and Reconciliation   34

Group Capital Resources   36

Other Information   41

Information on Directors   42

Information on Senior Management   49

Directors' Report   51

Corporate Governance Report   72

Independent Auditor's Report   107

Consolidated Financial Statements   111

Form 20-F   156

References and Abbreviations   454

Information for Shareholders

BUILDING A GLOBAL SCIENCE-FOCUSED BIOPHARMA COMPANY FROM AN ESTABLISHED BASE IN CHINA



KEY HIGHLIGHTS



COMMERCIAL DELIVERY & FINANCIAL
Global commercial progress and delivery of sustainable growth

- **FRUZAQLA® (fruquintinib) ex-China in-market sales[1] of $290.6 million** in 2024 by Takeda[2], sustaining momentum in its first full year driven by rapid US patient uptake, and EU and Japan launches, triggering a sales milestone from Takeda. **Total oncology products in-market sales up 134% to $501.0 million.**
- Consolidated revenue from oncology products of $271.5 million, **up 65%.**
- **Net income of $37.7 million** was achieved in 2024, with a **cash balance of $836.1 million** as of December 31, 2024, achieving financial self-reliance ahead of schedule.
- Agreed partial disposal of equity in SHPL[3] joint venture for **$608 million.**



PIPELINE
Diversified and validated late-stage pipeline

- **Primary endpoint met in SACHI China Phase III** interim analysis for savolitinib for EGFRm[4] NSCLC[5] with MET amplification, followed by swift NDA[6] filing, acceptance and priority review granted by the NMPA[7].
- **Positive SAVANNAH global pivotal Phase II** results for savolitinib in combination with TAGRISSO® for EGFRm NSCLC patients that progressed on TAGRISSO® treatment with MET overexpression or amplification, achieving high, clinically meaningful and durable response rate and shared with global regulatory authorities by AstraZeneca[8].
- **Positive FRUSICA-2 China Phase III results** for fruquintinib with sintilimab in 2L[9] RCC[10].
- **Presented ESLIM-01 China Phase III data at ASH[11] and EHA[12]**, highlighting strong, sustained, and long-term durable response rates of sovleplenib for ITP[13] patients, with the NDA under review by the NMPA. Additional data were requested by CDE[14] and subsequently submitted by HUTCHMED. Review of the supplementary data is currently under review by CDE.
- **FRUSICA-1 Phase II results presented at ASCO[15]**, leading to NMPA approval of a second indication of ELUNATE® (fruquintinib) for EMC[16] with pMMR[17] status.



NEW TECHNOLOGY PLATFORM
Novel discovery fueling long-term value creation

- Next-generation Antibody-Targeted Therapy Conjugates (ATTC[18]) platform built upon over 20 years of expertise in targeted therapies with small molecules inhibitors.
- A new wave of innovation with potentially higher selectivity and tolerability than previous generations of antibody drug conjugates.
- First candidates from the new ATTC platform expected to enter clinical development in late 2025.

All amounts are expressed in U.S. dollars unless otherwise stated.

CHAIRMAN'S STATEMENT



"… the resulting milestones achieved during the year were pivotal in helping HUTCHMED reach its profitability goals"

DAN ELDAR, CHAIRMAN

The successful commercialization of FRUZAQLA® outside of China by our partner Takeda and the resulting milestones achieved during the year were pivotal in helping HUTCHMED reach its profitability goals.

I am proud that, at times of uncertainty in the global environment and in the capital markets, we have successfully established an independent ability to support our valuable discovery engine and development pipeline while mitigating operational risks. We expect to continue our global growth with further sales in the US and in other regions of the world, while continuing to develop our pipeline in new and promising directions. The long-term interests of our shareholders and benefits to patients around the world will always remain our top priorities.

At the end of 2024, we decided to dispose of our 45% equity interest in SHPL[I] for $608 million, subject to closing conditions. I would like to take this opportunity to express my appreciation to the management team at SHPL for their contribution to its impressive growth over the last 20 years, which has delivered consistent benefits to consumers and shareholders alike. The commercial success and monetary contribution were important in supporting HUTCHMED's novel drug R&D[II], helping us to weather challenges in our industry as we developed innovative medicines for patients in need. As our innovative drugs business has become more self-reliant, we believe it is time for HUTCHMED to move on to our next phase of evolution, particularly as we focus on global clinical development of our ATTCs. The proceeds from the SHPL disposal, on top of the ongoing profits of our globally commercialized portfolio, enables us to expedite the roll-out of this differentiated platform, which will be key to our long-term value creation.

Dan Eldar
Chairman
March 19, 2025

[I] *SHPL = Shanghai Hutchison Pharmaceuticals Limited*
[II] *R&D = Research and development*

CHIEF EXECUTIVE OFFICER'S REPORT



"We've had a highly successful year, delivering against our strategy, in the clinic and commercially with our transformational medicines."

WEIGUO SU,
CHIEF EXECUTIVE OFFICER AND
CHIEF SCIENTIFIC OFFICER

This has culminated in HUTCHMED reaching profitability, which has been a key focus of ours. I'd like to thank and congratulate the team for this milestone, as we turn our attention to further growth and cultivating HUTCHMED's next wave of medicines through our ATTC platform.

Our pioneering ATTC platform turns a new page in HUTCHMED's innovative drug development story, establishing a new frontier in antibody-drug conjugates. This new portfolio of molecules is well placed to target a wide range of oncology indications with sizable market potential, including in first-line combinations. With the expertise and the financial strength to execute global clinical trials, we plan to move expeditiously into clinical development this year.

Our commercial medicines hit new milestones and expanded clinical development, reaching more patients in need around the world. Fruquintinib is now treating colorectal cancer patients in over a dozen countries, with more to come. FRUZAQLA® in-market sales exceeded $200 million within a year of launch, triggering the first sales milestone. In China, it was approved in second-line endometrial cancer, with average duration of treatment almost double that of fruquintinib's first indication, and a third registrational study FRUSICA-2 has read out positively in kidney cancer.

For savolitinib, positive data from SACHI interim analysis in patients progressed on first line EGFR[III] TKI[IV] treatment with MET amplification led us to file a NDA in China, which was accepted and granted priority review. We are hopeful that SAVANNAH/SAFFRON trials will support bringing this innovative medicine to patients globally. With recent full approval in both first-line and second-line MET exon 14 skipping alteration lung cancer, savolitinib remains one of the best-in-class medicines. A registration-intent study in MET-amplified gastric cancer is currently enrolling in China. We look forward to potentially expanding its indication as the first medicine for MET amplified EGFRm NSCLC and gastric cancer. Our marketed medicines will continue to support the revenue and earnings growth of HUTCHMED.

ESLIM-01 data for sovleplenib was presented at EHA and ASH, with durable response rate of 51.4% and overall response rate of 81.0%, significantly better than many different modalities of ITP medicines under development. These clinical results of sovleplenib again illustrate HUTCHMED's R&D competency in selectivity, resulting in desirable efficacy and safety. We are working closely with the NMPA and look forward to bringing this innovative medicine to patients in need. ESLIM-02 registration Phase III in warm AIHA[V] patients is enrolling and on-track to read out next year. A NDA is under review in China for tazemetostat for recurrent/refractory follicular lymphoma and approval is expected by mid-2025. We look forward to being able to add sovleplenib and tazemetostat to our commercial portfolio and their contributions to HUTCHMED's continued growth.

[III]   EGFR = Epidermal growth factor receptor.
[IV]   TKI = Tyrosine kinase inhibitor.
[V]   AIHA = Autoimmune hemolytic anemia.

Weiguo Su
Chief Executive Officer and Chief Scientific Officer
March 19, 2025

2024 FULL YEAR RESULTS & BUSINESS UPDATES

COMMERCIAL OPERATIONS

Oncology product in-market sales were up 134% (136% at CER[19]) to $501.0 million in 2024 (2023: $213.6m), leading to strong growth in oncology product consolidated revenue of 65% (67% at CER) to $271.5 million (2023: $164.2m).

- **FRUZAQLA® (fruquintinib ex-China) in-market sales were $290.6 million** in 2024 (2023: $15.1m) by Takeda, with strong performance reflecting rapid US patient uptake, as well as launches in over a dozen countries. Reaching $200.0 million sales triggered a $20 million milestone payment from Takeda.

- **ELUNATE® (fruquintinib China) in-market sales increased 7% (9% at CER) to $115.0 million** in 2024 (2023: $107.5m), maintaining its leading market share position in metastatic CRC[20] and demonstrating resilience against rising pressure from competing products and their generics. New indication for EMC was approved in December 2024.

- **SULANDA® (surufatinib) in-market sales increased 12% (14% at CER) to $49.0 million** in 2024 (2023: $43.9m), as increasing brand awareness amongst doctors and improving NET[21] diagnosis drives prescription growth and market share to 27% in 2024 (2023: 21%).

- **ORPATHYS® (savolitinib) in-market sales approximated prior year (-2%, flat at CER) to $45.5 million** in 2024 (2023: $46.1m), impacted by the launch and NRDL[22] inclusion of several competing same-class MET TKIs for 2L METex14[23] NSCLC. Results do not reflect full approval in 1L[24] setting received in January 2025.

Total Oncology/Immunology consolidated revenue was $363.4 million in 2024 (2023: $528.6m), within guidance of $300 million to $400 million.

- **Oncology product consolidated revenue** (royalties, manufacturing revenue, promotion and marketing services revenue and commercial milestone) **increased 65% (67% at CER) to $271.5 million** (2023: $164.2m), driven by FRUZAQLA® and **exceeding guidance of 30% to 50% growth**.

- **Takeda upfront, regulatory milestones and R&D[25] services revenue were $67.0 million** (2023: $345.9m), which included recognition of $48.1 million of the $450.0 million upfront and regulatory milestone payments achieved. This compared to recognition of $312.0 million in 2023.

- **Other revenue was $24.9 million** (2023: $18.5m), including milestone payment of $6.0 million from AstraZeneca following NDA acceptance in China for ORPATHYS® combined with TAGRISSO®.

$630.2 million total consolidated revenue (2023: $838.0m) including Other Ventures of $266.8 million (2023: $309.4m).

($ in USD millions)	In-market Sales*			Consolidated Revenue**		
	2024	**2023**	**%Δ (CER)**	**2024**	**2023**	**%Δ (CER)**
FRUZAQLA®	$290.6	$15.1	+1,825% (+1,825%)	$110.8	$7.2	+1,450% (+1,450%)
ELUNATE®	$115.0	$107.5	+7% (+9%)	$86.3	$83.2	+4% (+6%)
SULANDA®	$49.0	$43.9	+12% (+14%)	$49.0	$43.9	+12% (+14%)
ORPATHYS®	$45.5	$46.1	-2% (+0%)	$24.5	$28.9	-15% (-13%)
TAZVERIK®	$0.9	$1.0	-8% (-7%)	$0.9	$1.0	-8% (-7%)
Oncology Products	**$501.0**	**$213.6**	**+134% (+136%)**	**$271.5**	**$164.2**	**+65% (+67%)**
Takeda upfront, regulatory milestones and R&D services				$67.0	$345.9	-81% (-81%)
Other revenue (R&D services and licensing)				$24.9	$18.5	+34% (+36%)
Total Oncology/Immunology				**$363.4**	**$528.6**	**-31% (-31%)**
Other Ventures				$266.8	$309.4	-14% (-12%)
Total Revenue				**$630.2**	**$838.0**	**-25% (-24%)**

* = FRUZAQLA®, ELUNATE® and ORPATHYS® mainly represent total sales to third parties as provided by Takeda, Lilly[26] and AstraZeneca, respectively.

** = FRUZAQLA® represents manufacturing revenue, royalties and commercial milestone paid by Takeda; ELUNATE® represents manufacturing revenue, promotion and marketing services revenue and royalties paid by Lilly to HUTCHMED, and sales to other third parties invoiced by HUTCHMED; ORPATHYS® represents manufacturing revenue and royalties paid by AstraZeneca and sales to other third parties invoiced by HUTCHMED; SULANDA® and TAZVERIK® represent the Company's sales of the products to third parties.

REGULATORY UPDATES

China

- **Savolitinib NDA accepted by the NMPA** with Priority Review status and Breakthrough Therapy designation for **2L EGFRm NSCLC patients with MET amplification**, in combination with TAGRISSO® (osimertinib), in December 2024, triggering a milestone from AstraZeneca.

- **Savolitinib sNDA[27] approved by the NMPA for 1L and 2L** (converted from conditional to full approval) **METex14 NSCLC** in January 2025.

- **Fruquintinib sNDA approved by the NMPA**, in combination with TYVYT® (sintilimab), **for 2L EMC patients with pMMR** status in December 2024.

- **Fruquintinib approved in Hong Kong for 3L[28] CRC** under the new 1+ Mechanism in January 2024, and subsequently the first innovative oncology medicine enlisted with Full Subsidy under the Special Drug category in October 2024.

- **Tazemetostat approved in Hong Kong for 3L R/R[29] EZH2m[30] follicular lymphoma** in May 2024.

- **Savolitinib approved in Hong Kong for METex14 NSCLC** under the 1+ Mechanism in February 2025.

- **Tazemetostat NDA accepted by the NMPA** with Priority Review status **for 3L R/R follicular lymphoma** in July 2024.

- **Fruquintinib sNDA voluntarily withdrawn for 2L gastric cancer**, in combination with paclitaxel, in August 2024, in light of discussions with the NMPA and internal review of current data package.

Ex-China

- **Fruquintinib approved in the EU for CRC** in June 2024, followed by first **European reimbursement in Spain** in December 2024, triggering a $10.0 million milestone from Takeda.

- **Fruquintinib approved in Japan for CRC** in September 2024, followed by **pricing approval and launch** in November 2024, triggering a milestone from Takeda.

- **Fruquintinib approved in Argentina** and **Switzerland** in August 2024, in **Canada** (also with reimbursement) and the **United Kingdom** in September 2024, in **Australia** and **Singapore** in October 2024, in **Israel** and the **United Arab Emirates** in December 2024, and in **South Korea** in March 2025.

LATE-STAGE CLINICAL DEVELOPMENT ACTIVITIES

Savolitinib (ORPATHYS® in China), a highly selective oral inhibitor of MET

- **Positive SAVANNAH global pivotal Phase II top-line results** for 2L EGFRm NSCLC patients with MET amplification or overexpression, in combination with TAGRISSO® (osimertinib), achieving high, clinically meaningful and durable response rate (NCT03778229).

- **Primary endpoint met in SACHI China Phase III interim analysis** for 2L EGFRm NSCLC patients with MET amplification (NCT05015608).

- **Presented Phase II** small randomized controlled study **results at AACR[31]** for 2L EGFRm NSCLC patients with high MET amplification, in combination with TAGRISSO® (osimertinib), showing ORR[32] of 63% and median PFS[33] of 8.2 months (NCT04606771).

- **Continued enrolling SAFFRON** global Phase III study for 2L EGFRm NSCLC patients with MET amplification or overexpression (NCT05261399) supporting SAVANNAH; and **SANOVO** China Phase III study for 1L EGFRm NSCLC patients with MET overexpression (NCT05009836).

Potential upcoming clinical and regulatory milestones for savolitinib:

- Presentation of SAVANNAH and SACHI data at upcoming scientific conferences.

- Complete SACHI NMPA NDA review in late 2025.

- Complete SAFFRON enrollment in the second half of 2025.

- Complete enrollment and potential NDA submission for gastric cancer with MET amplification in the second half of 2025.

Fruquintinib (ELUNATE® in China, FRUZAQLA® outside of China), a highly selective oral inhibitor of VEGFR[34]

- **Presented FRUSICA-1 China pivotal Phase II results** at ASCO, in combination with TYVYT® (sintilimab), for previously treated EMC with pMMR status, showing IRC[35]-assessed confirmed ORR of 35.6%, median PFS of 9.5 months and median OS[36] of 21.3 months with a manageable safety profile (NCT03903705). This indication was approved by the NMPA in December 2024.

- **Presented FRESCO-2** subgroup analyses for CRC patients at ASCO, **biomarker analysis** at AACR and **quality-of-life analysis** at ASCO GI[37], showing meaningful quality-adjusted survival benefit, efficacy regardless of prior therapy or sequence as well as CEA[38] potentially a predictor of efficacy (NCT04322539).

- **Published FRUTIGA China Phase III results** in *Nature Medicine* for 2L gastric cancer, in combination with paclitaxel, and presentations at ASCO, showing statistically significant improvements in ORR and PFS, as well as OS benefits in sub-group without taking subsequent antitumor therapy (NCT03223376).

- **Positive result of FRUSICA-2 China Phase III** in 2L RCC in March 2025 (NCT05522231).

Sovleplenib (HMPL-523), an investigative and highly selective oral inhibitor of Syk[39]

- **Published ESLIM-01 China Phase III results** for adult patients with primary ITP in China in *The Lancet Haematology* **concurrently with presentations at EHA**, showing durable response rate of 48.4%, tolerable safety profile and improved quality of life regardless of prior lines of therapies (NCT05029635).

- **Presented ESLIM-01 China Phase III long-term results at ASH**, showing durable response rate of 51.4% and long-term durable response rate of 59.8% as well as consistent safety profile.

- **Published China Phase II results in warm AIHA[40] in China at EHA and in *The Lancet Haematology* in 2025**, demonstrating overall response rate of 66.7% and a favorable safety profile (NCT05535933).

- **Initiated ESLIM-02 China Phase III stage in warm AIHA** (NCT05535933).

Potential upcoming clinical milestones for sovleplenib:

- Complete ESLIM-01 NMPA NDA review around end 2025 (NCT05029635).

- Complete enrollment of ESLIM-02 Phase III in the second half of 2025 (NCT05535933).

Surufatinib (SULANDA® in China), an oral inhibitor of VEGFR, FGFR[41] and CSF-1R[42]

- **Completed enrollment of Phase II part of a China Phase II/III trial for 1L metastatic PDAC[43]** patients, in combination with AiRuiKa® (camrelizumab), nab-paclitaxel and gemcitabine (NCT06361888). This study was informed in part by an investigator-initiated trial presented at ASCO GI 2024 of a similar combination.

Potential upcoming clinical milestone for surufatinib:

- Data readout of the PDAC Phase II trial in late 2025.

Tazemetostat (TAZVERIK® in Hainan, Macau and Hong Kong), a first-in-class, oral inhibitor of EZH2

- **Positive bridging study** in 3L follicular lymphoma leading to NDA submission with Priority Review status (NCT05467943).

- **Continued enrolling SYMPHONY-1 Phase III** China portion of the global study, in combination with lenalidomide and rituximab, in follicular lymphoma patients (NCT04224493).

Potential upcoming clinical milestone for tazemetostat:

- Complete NDA review in China in mid 2025.

Fanregratinib (HMPL-453), a novel, highly selective and potent inhibitor targeting FGFR 1, 2 and 3

- **Completed enrollment** of registrational China pivotal Phase II for IHCC[44] with FGFR2 fusion/rearrangement in March 2025 (NCT04353375).

Ranosidenib (HMPL-306), an investigative and highly selective oral dual-inhibitor of IDH1 and IDH2[45] enzymes

- **Presented and published results from China and US/European Phase I** studies at EHA and the journal *Med* for R/R IDH1/2m[46] AML[47] patients (NCT04272957, NCT04764474).

- **Initiated RAPHAEL China Phase III trial** for 2L R/R IDH1/2m AML (NCT06387069).

Other early-stage investigational drug candidates

- **Presented pre-clinical and Phase I results** at AACR, ASCO and EHA for ERK1/2[48] inhibitor HMPL-295, third-generation BTK[49] inhibitor HMPL-760, Menin inhibitor HMPL-506, and anti-CD38 HMPL-A067.

- **Initiated Phase I trial for HMPL-506** in hematological malignancies in China (NCT06387082).

ANTIBODY-TARGETED THERAPY CONJUGATE (ATTC) PLATFORM

New in-house created platform with multiple potential IND[50] candidates

Our ATTC next-generation technology platform leverages over 20 years of expertise in targeted therapies with small molecules inhibitors. ATTC drug candidates enrich the next wave of clinical development with potential key advantages over traditional antibody-drug conjugates and/or small molecule medicines:

- **Better efficacy** through synergistic antibody-small molecule targeted therapy combinations that will target specific mutations; overcome drug resistance and potentially support combinations with other targeted therapies, chemotherapy and immunotherapy, in early-line patient settings.

- **Improved safety and prolonged treatment** given lower off-tumor or off-target toxicity than small molecules, less myelosuppression and better quality of life than cytotoxin-based conjugates.

- **Attractive pharmacokinetics** tackles difficult drug targets, enabled by antibody-guided delivery to target sites which will improve bioavailability and reduce drug-drug interactions when compared to oral small molecules inhibitors.

COLLABORATION UPDATES

Further progress by Inmagene[51] with two candidates discovered by HUTCHMED

- **HUTCHMED received 7.5% shareholding interest in Inmagene** following the latter's exercise of an option to exclusively develop, manufacture and commercialize IMG-007, a nondepleting anti-OX40 antibody, and IMG-004, a reversible, non-covalent, highly selective oral BTK inhibitor.

- **Inmagene and Ikena Oncology, Inc. (Nasdaq: IKNA) agreed to merge**, which is expected to close in mid-2025, subject to closing conditions. HUTCHMED will have an interest in the merged company.

- **Inmagene announced positive results of a Phase IIa trial with IMG-007 for atopic dermatitis**, showing Week 16 mean change in EASI[52] of 77% and EASI-75 response of 54% (NCT05984784). A Phase IIb dose-finding study with a subcutaneous formulation in moderate-to-severe atopic dermatitis is planned.

- Inmagene enrolled a Phase IIa trial with IMG-007 for alopecia areata (NCT06060977), and announced results of a Phase I study with IMG-004, indicating once daily dosing potential (NCT05349097).

OTHER VENTURES

- Other Ventures consolidated revenue is predominantly from the prescription drug distribution business[53] in China. **It decreased by 14% (12% at CER) to $266.8 million** (2023: $309.4m) primarily due to lower COVID-related prescription drug distribution sales in 2024.

- Share of equity in earnings of SHPL, a non-consolidated joint venture, slightly decreased by 2% (increased 1% at CER) to $46.5 million (2023: $47.4m) mainly due to increased clinical trial investment for new products.

- **Consolidated net income attributable to HUTCHMED from Other Ventures decreased by 5% (2% at CER) to $47.7 million** (2023: $50.3m), due to disposal of consumer products business in December 2023, lower COVID-related prescription drug distribution sales and fluctuation in net income contributed from SHPL.

SHPL Disposal: HUTCHMED entered into share purchase agreements to divest its 45.0% equity interest in SHPL for approximately $608 million in cash, retaining a 5.0% equity interest. It is estimated that HUTCHMED will record a pre-tax gain of approximately $477 million.

SUSTAINABILITY

HUTCHMED is committed to progressively embedding sustainability into all aspects of its operations and creating long-term value for its stakeholders. Continued progress was made in 2024 including:

- **Sustainability goals and targets:** satisfactory progress made in 11 short- to long-term goals and targets; sustainability performance continued to be incorporated into management's performance-based remuneration. To prepare for new targets setting, sustainability-related efforts were continually assessed and a target achievement roadmap focused on HUTCHMED's five sustainability pillars is being developed.

- **Enhanced climate actions:** based on the 2022 climate risk assessment, HUTCHMED conducted another comprehensive assessment on the potential financial impacts of climate risks and opportunities for HUTCHMED with costs estimated under low-, mid-, and high-emission scenarios. This also prepares it for the latest climate-related disclosure requirements of the HKEX[54] and other international disclosure standards.

- **Biodiversity assessment:** a biodiversity assessment was conducted to understand HUTCHMED's dependency and impact on nature. Based on the results of the assessment, a Biodiversity Policy was prepared and approved by the Board for public disclosure.

- **Supplier ESG[55] assessment:** this was conducted to understand the sustainability maturity of the supplier base and pave the way for a tailored supplier engagement program in 2025.

- **Improvement on ESG ratings:** MSCI ESG upgraded the rating of HUTCHMED from BBB to A. ISS ESG upgraded the rating of HUTCHMED from C to C+, which is classified as Prime. Its S&P Global ESG score continued to rise from 48 to 53, placing HUTCHMED in the 90th percentile of the industry. Additionally, HUTCHMED achieved an A- rating and a top quartile score in the Hang Seng Corporate Sustainability Index Series rating, particularly in the areas of environment and governance.

In recognition of its marked improvement in sustainability efforts within the pharmaceutical industry, HUTCHMED was honored with multiple ESG awards in 2024. These efforts will continue to guide HUTCHMED towards a more sustainable future. The 2024 Sustainability Report will be published alongside the 2024 Annual Report in April 2025 and will include further information on sustainability initiatives and performance.



2024 FULL YEAR FINANCIAL RESULTS

Foreign exchange impact: The RMB depreciated against the US dollar by approximately 3% during 2024 on average, which has impacted consolidated financial results as highlighted below.

Revenue for the year ended December 31, 2024 was $630.2 million compared to $838.0 million in 2023.

- **Oncology/Immunology consolidated revenue amounted to $363.4 million** (2023: $528.6m):

  o **FRUZAQLA® revenue was $110.8 million**, reflecting its successful launch since November 2023 comprising royalties, manufacturing revenue and commercial milestone.

  o **ELUNATE® revenue increased 4% (6% at CER) to $86.3 million** (2023: $83.2m) in its sixth year since launch, comprising of manufacturing revenue, promotion and marketing services revenue and royalties, maintaining its leading market share position while weathering greater market competition.

  o **SULANDA® revenue increased 12% (14% at CER) to $49.0 million** (2023: $43.9m) due to continued sales growth after NRDL renewal as brand awareness amongst doctors continues to increase, leading to greater NET patient access and market share.

  o **ORPATHYS® revenue decreased 15% (13% at CER) to $24.5 million** (2023: $28.9m), due to phasing of manufacturing revenue of $10.9 million (2023: $15.1m), and royalties of $13.6 million (2023: $13.8m).

  o **TAZVERIK® revenue was $0.9 million** (2023: $1.0m) mainly from sales in Hainan and Hong Kong.

  o **Takeda upfront, regulatory milestones and R&D services revenue decreased to $67.0 million** (2023: $345.9m, of which $280.0m was the recognized portion of the $400.0 million upfront cash payment received from Takeda in April 2023).

  o **Other revenue of $24.9 million** (2023: $18.5m), primarily related to milestone payment of $6.0 million from AstraZeneca and fees from AstraZeneca and Lilly for development and regulatory activities.

- **Other Ventures consolidated revenue decreased 14% (12% at CER) to $266.8 million** (2023: $309.4m), primarily as a result of lower COVID-related prescription drug distribution sales in 2024. This excluded non-consolidated revenue at SHPL of $393.5 million (2023: $385.5m).

Net Expenses for 2024 were $592.5 million compared to $737.2 million in 2023, reflecting strong efforts on cost control.

- **Cost of Revenue** decreased by 9% to $348.9 million (2023: $384.4m), which was mainly due to lower revenue from Other Ventures. Cost of revenue as a percentage of oncology product revenue improved (from 56% in 2023 to 34% in 2024) due to favorable product mix and economies of scale.

- **R&D Expenses** reduced 30% to $212.1 million (2023: $302.0m), mainly due to restructuring of teams outside of China, with clinical and regulatory expenses in the US and Europe decreasing to $34.5 million (2023: $106.9m). China investment was $177.6 million (2023: $195.1m) which reflects both a decrease in cost for completed studies with NDAs under review and an ongoing commitment to key assets with global potential in our internal pipeline, including the development of the next-generation ATTC platform.

- **S&A[56] Expenses** were $112.9 million (2023: $133.2m), which decreased primarily due to tighter controls over administrative spending $64.3 million (2023: $79.8m) and lower selling expenses $48.6 million (2023: $53.4m) as we realized efficiencies from a salesforce already scaled to support revenue growth.

- **Other Items** mainly comprised of equity in earnings of SHPL, interest income and expense, FX and taxes, generated net income of $81.4 million (2023: $82.4m).

Net Income attributable to HUTCHMED for 2024 was $37.7 million compared to $100.8 million in 2023.

- The net income attributable to HUTCHMED in 2024 was $0.04 per ordinary share/$0.22 per ADS[57], (2023: $0.12 per ordinary share/$0.59 per ADS).

Cash, Cash Equivalents and Short-Term Investments were $836.1 million as of December 31, 2024 compared to $886.3 million as of December 31, 2023.

- Adjusted Group (non-GAAP[58]) net cash flows excluding financing activities in 2024 were -$19.5 million mainly due to net income attributable to HUTCHMED of $37.7 million offset by changes in working capital of $62.2 million from partner milestones achieved and receivable at the end of 2024 and ongoing recognition of Takeda deferred revenue (2023: $206.7m due to the receipt of $435 million in upfront and milestone payments from Takeda).

- Net cash used in financing activities in 2024 totaled $30.7 million mainly due to purchases for equity awards of $36.1 million (2023: net cash generated from financing activities of $48.7m mainly due to drawdowns of bank borrowings).

FINANCIAL SUMMARY

CONDENSED CONSOLIDATED BALANCE SHEETS DATA
(in $'000)

	As of December 31,	
	2024	**2023**
Assets		
Cash and cash equivalents and short-term investments	836,110	886,336
Accounts receivable	155,537	116,894
Other current assets	74,908	93,609
Property, plant and equipment	92,498	99,727
Investment in an equity investee	77,765	48,411
Other non-current assets	37,378	34,796
Total assets	**1,274,196**	**1,279,773**
Liabilities and shareholders' equity		
Accounts payable	42,521	36,327
Other payables, accruals and advance receipts	256,124	271,399
Deferred revenue	98,503	127,119
Bank borrowings	82,806	79,344
Other liabilities	22,389	22,197
Total liabilities	**502,343**	**536,386**
Company's shareholders' equity	**759,929**	**730,541**
Non-controlling interests	11,924	12,846
Total liabilities and shareholders' equity	**1,274,196**	**1,279,773**

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS DATA

(in $'000, except share and per share data)

	Year Ended December 31,	
	2024	**2023**
Revenue:		
Oncology/Immunology – Marketed Products	271,534	164,165
Oncology/Immunology – R&D	91,831	364,451
Oncology/Immunology Consolidated Revenue	363,365	528,616
Other Ventures	266,836	309,383
Total revenue	**630,201**	**837,999**
Operating expenses:		
Cost of revenue	(348,884)	(384,447)
Research and development expenses	(212,109)	(302,001)
Selling and administrative expenses	(112,913)	(133,176)
Total operating expenses	**(673,906)**	**(819,624)**
Other income, net	42,598	39,933
(Loss)/income before income taxes and equity in earnings of an equity investee	**(1,107)**	**58,308**
Income tax expense	(7,192)	(4,509)
Equity in earnings of an equity investee, net of tax	46,469	47,295
Net income	**38,170**	**101,094**
Less: Net income attributable to non-controlling interests	(441)	(314)
Net income attributable to HUTCHMED	**37,729**	**100,780**
Earnings per share attributable to HUTCHMED (US$ per share)		
– basic	**0.04**	**0.12**
– diluted	**0.04**	**0.12**
Number of shares used in per share calculation		
– basic	855,351,683	849,654,296
– diluted	872,829,129	869,196,348
Earnings per ADS attributable to HUTCHMED (US$ per ADS)		
– basic	**0.22**	**0.59**
– diluted	**0.22**	**0.58**
Number of ADSs used in per share calculation		
– basic	171,070,337	169,930,859
– diluted	174,565,826	173,839,270



OPERATIONS REVIEW ONCOLOGY/IMMUNOLOGY

We discover, develop, manufacture and market targeted therapies and immunotherapies for the treatment of cancer and immunological diseases through a fully integrated team of approximately 890 scientists and staff, and an in-house oncology commercial organization of approximately 770 staff, based in Shanghai, Suzhou, Beijing and Hong Kong in China and New Jersey in the US.

Out of our 13 drug candidates in various stages of clinical trials, three medicines, fruquintinib, surufatinib and savolitinib, have been approved in mainland China. Fruquintinib has also been approved in the US, EU, Japan, and in ten other jurisdictions as of December 2024. Savolitinib has completed an overseas Phase II study and the data is being shared with global regulatory authorities. Our fourth and fifth medicines, tazemetostat and sovleplenib, have been accepted for review by the NMPA in China, pending approval. Beyond these drug candidates, our novel discovery and early-stage development is focused on progressing drug candidates from our ATTC next-generation technology platform, which currently has several molecules in the pre-clinical stage.

MARKETED PRODUCT SALES

In-market sales of HUTCHMED's novel oncology products grew 134% (136% at CER) to $501.0 million (2023: $213.6m) in 2024, predominantly from the launch of FRUZAQLA®. Despite continuing impact from regulatory challenges in China from the third quarter of 2023 onwards, China in-market sales grew 6% (8% at CER) to $210.4 million (2023: $198.5m).

Our commercial team in China has improved sales efficiency; integrated market access with synergies; and a strengthened compliance system to embrace a volatile and competitive environment. Our overseas marketing partner successfully expanded geographical approval and reimbursement coverage.

Fruquintinib (FRUZAQLA® outside of China, ELUNATE® in China)

CRC is a cancer that starts in either the colon or rectum. According to the International Agency for Research on Cancer/World Health Organization, CRC is the third most prevalent cancer worldwide, associated with more than 1.9 million new cases and 900,000 deaths in 2022. In particular, it estimates China, the US, Europe and Japan had approximately 517,000; 153,000; 538,000 and 146,000 new cases in 2022, making it the first or second most common cancer in each region. Although early-stage CRC can be surgically resected, metastatic CRC remains an area of high unmet need with poor outcomes and limited treatment options.

FRUZAQLA® was launched by Takeda in the US within 48 hours after it was approved for 3L CRC on November 8, 2023. FRUZAQLA® was also approved in the EU on June 20, 2024 following a positive opinion from the Committee for Medicinal Products for Human Use on April 25, 2024. It was also approved in 10 other countries in the second half of 2024 and early 2025, including Japan. Spain was the first country in Europe to include FRUZAQLA® in its national reimbursement recommendation in December 2024. Additional regulatory applications and reimbursement negotiations are progressing. According to Takeda, uptake has been strong, exceeding expectations. In 2024, FRUZAQLA® achieved in-market ex-China sales of $290.6 million (2023: $15.1m). It triggered a milestone payment of $20 million from Takeda as it reached the annual sales threshold of $200 million in October 2024, within one year after launch.

This US patient uptake was in parallel to the inclusion of fruquintinib to the 2023 "*NCCN Clinical Practice Guidelines for Colon Cancer*" and the 2023 "*NCCN Clinical Practice Guidelines for Rectal Cancer*" on November 16, 2023. Fruquintinib has also been successfully recommended in several other major treatment guidelines for CRC. These will continue to drive awareness and usage of fruquintinib among doctors and patients.

ELUNATE® in China achieved in-market sales of $115.0 million in 2024, up 7% (9% at CER) versus 2023 ($107.5m). Under the terms of our agreement with Lilly, HUTCHMED manages all on-the-ground medical detailing, promotion and local and regional marketing activities for ELUNATE® in China. In 2024 we consolidated $86.3 million as revenue for ELUNATE®, equal to 75% of in-market sales, from manufacturing revenue, promotion and marketing services revenue and royalties paid to us by Lilly.

We believe that ELUNATE® is clearly differentiated from competitors. Growth has slowed as competition increased with the launch of generic versions of competitors (regorafenib and trifluridine/tipiracil). ELUNATE® was the leading treatment for late-stage CRC with 47% of 3L-treated patient-share according to an IQVIA tracking study in the second quarter of 2024. In December 2024, ELUNATE® combined with sintilimab was approved for the treatment of 2L pMMR EMC. EMC has an estimated 82,000 new cases and 17,000 deaths in China in 2020.

In January 2024, ELUNATE® was approved in Hong Kong. This was the first medicine to be approved under the new registration mechanism for new drugs, the 1+ Mechanism. It was subsequently the first ever innovative oncology medicine to be directly added for full reimbursement in the Hospital Authority Drug Formulary. Following negotiations with the China NHSA[59], ELUNATE® continues to be included in the NRDL for a new two-year term from January 2024 at the same price as the 2023 NRDL price.

Savolitinib (ORPATHYS® in China)

ORPATHYS® is the first-in-class selective MET inhibitor to be approved in China, launched and marketed by our partner, AstraZeneca for NSCLC patients with METex14. More than a third of the world's lung cancer patients are in China. Among those with NSCLC globally, approximately 2-3% have tumors with METex14.

In-market sales for ORPATHYS® decreased 2% (flat at CER) in 2024 to $45.5 million (2023: $46.1m) resulting in our consolidation of $13.6 million (2023: $13.8m) in royalties and $10.9 million (2023: $15.1m) in manufacturing revenue. Competition intensified with four other MET inhibitors approved and included in the NRDL, constraining near-term sales growth of ORPATHYS®. Manufacturing revenue dropped as demand normalized in 2024 after channel stock preparation ahead of its NRDL inclusion in 2023.

In January 2025, ORPATHYS® was granted full approval by the NMPA for both 1L and 2L METex14 NSCLC, strengthening its market position. Future sales may accelerate further should the NMPA approve the NDA under priority review for the treatment of EGFRm 2L NSCLC with MET amplification, which is a much larger potential market than METex14 NSCLC. MET aberration is a major mechanism for acquired resistance to first/second/third-generation EGFR[60] TKIs[61]. Among patients who experience disease progression post-osimertinib treatment, approximately 15-50% present with MET aberration. ORPATHYS® renewed its NRDL coverage for a new two-year term from January 2025, at the same price as the 2024 NRDL price. In February 2025, ORPATHYS® was approved in Hong Kong under 1+ Mechanism.

Surufatinib (SULANDA® in China)

SULANDA® was launched in China in 2021 for the treatment of all advanced NETs for which we believe there is an approximate incidence of 40,000 new patients per year in China.

Total in-market sales in 2024 increased by 12% (14% at CER) to $49.0 million (2023: $43.9 million). According to IQVIA tracking study report in the third quarter of 2024, SULANDA® maintained its position in the market with 27% prescription share in NET treatment, ahead of competitors SUTENT® and AFINITOR®.

Following negotiations with the China NHSA, SULANDA® renewed its NRDL coverage for a new two-year term from January 2024, at the same price as the 2023 NRDL price. Doctors' acceptance and patients' access to SULANDA® continue to increase, on the back of inclusion in CSCO Guidelines for Diagnosis and Treatment of Neuroendocrine Tumors (2024), CACA Guidelines for Diagnosis and Treatment of Neuroendocrine Tumors (2024), Chinese Multidisciplinary Expert Consensus on the Rational Clinical Use of Surufatinib (2024) and CMA Consensus on Standardized Diagnosis and Treatment of Pancreatic Neuroendocrine Tumors (2023).

Tazemetostat (TAZVERIK® in Hainan, Hong Kong and Macau, China; the US and Japan)

HUTCHMED has commercial rights to TAZVERIK® in China. It is marketed in the US by Epizyme, Inc., an Ipsen[62] company, and in Japan by Eisai Co., Ltd. In May 2022, TAZVERIK® was approved to be used in the Hainan Pilot Zone[63] for the treatment of certain patients with epithelioid sarcoma and follicular lymphoma consistent with the label as approved by the FDA[64]. Tazemetostat is now included in four treatment guidelines and consensus recommendations: CSCO Guidelines for Lymphoid Malignancies, CSCO Guidelines for Bone and Soft Tissue Sarcoma, CACA Expert Consensus on Diagnosis and Treatment of Follicular Lymphoma in Elderly Patients in China and CACA Guidelines for Diagnosis and Treatment of Follicular Lymphoma in China. While not approved by the NMPA or included in the NRDL coverage yet, it has been listed in close to 50 city supplementary healthcare insurance. About 29 epithelioid sarcoma patients had received treatment as of the end of 2024 (2023: 19).

In July 2024, the NDA for tazemetostat for the treatment of adult patients with R/R follicular lymphoma was accepted for review and granted Priority Review by the NMPA. In May 2024, it was approved in Hong Kong.

RESEARCH & DEVELOPMENT

With US and EU approvals of fruquintinib in November 2023 and June 2024, respectively, we now possess a track record of discovery, clinical development and marketing approval of an innovative medicine globally. Our strategy is aimed at accelerating our path to establish a long-term sustainable business, by prioritizing late-stage and registrational studies in China and partnering outside of China. HUTCHMED intends to continue to run early phase development programs for selected drug candidates internationally where we believe we can differentiate from a global perspective.

Antibody-Targeted Therapy Conjugate Technology Platform

In January 2025, we announced our next-generation in-house technology platform in antibody-targeted therapy conjugates, or ATTCs. For over three years, we have invested significant resources into this new platform, which should provide multiple drug candidates in the future. Compared to traditional cytotoxin-based antibody-drug conjugates, the traditional toxin-based payload is replaced with a targeted small molecule. Thus unlike traditional antibody-drug conjugates, ATTCs have potential to be administered in combination with chemotherapy or other targeted agents, which is particularly important in frontline settings.

Another benefit of such design is to further optimize the strength of the small-molecule drug, which may otherwise be limited by a narrow therapeutic window. Through a reduction of off-tumor or off-target toxicity, our platform is designed to deliver highly potent concentrations of small molecule inhibitors to target sites. This has potential to confer efficacy in a broad array of indications with high unmet needs and enable long-term usage. More generally, our ATTC platform has the potential to incorporate high molecular weight drug payloads such as proteolysis targeting chimeras (PROTACs) and protein-protein inhibitors (PPIs).

Pre-clinical data to date suggests robust anti-tumor activity and durable response with our ATTC candidates, compared to monoclonal antibodies in combination with targeted small molecule therapy in a variety of tumor types. IND-enabling work is ongoing and first global clinical trials, including in China, are expected to initiate in late 2025.


Traditional ADCs vs. HUTCHMED ATTCs
Traditional
Antibody-Drug Conjugates (ADCs)
Monoclonal antibody
Cytotoxic payload
Linker
HUTCHMED
Antibody Targeted-Therapy Conjugates (ATTCs)
Monoclonal antibody
Targeted-therapy
Linker
Improved Safety
Better Efficacy
Attractive Pharmacokinetics

Below is a summary update of the clinical trial progress of our investigational drug candidates. For more details about each trial, please refer to recent scientific publications.

Savolitinib (ORPATHYS® in China)

Savolitinib is an oral, potent, and highly selective oral inhibitor of MET. In global partnership with AstraZeneca, savolitinib is being studied in NSCLC, PRCC[65] and gastric cancer clinical trials, both as monotherapy and in combinations. AstraZeneca has paid HUTCHMED $91 million in upfront, development and approval milestones under the collaboration.

MET-aberration is a major mechanism for acquired resistance to both first/second-generation EGFR TKIs as well as third-generation EGFR TKIs like TAGRISSO®. Among patients who experience disease progression post-TAGRISSO® treatment, approximately 15-50% present with MET aberration, depending on the sample type, detection method and assay cut-off used. Savolitinib has been studied extensively in these patients in the **TATTON** (NCT02143466) and **SAVANNAH** (NCT03778229) studies. The encouraging results led to the initiation of three Phase III studies: **SACHI** and **SANOVO** were initiated in China in 2021, and the global, pivotal Phase III **SAFFRON** study started enrollment in 2022.

Savolitinib – NSCLC updates:

Treatment	Name, Line, Patient Focus	Sites	Phase	Status/Plan	NCT #
Savolitinib + TAGRISSO®	**SACHI:** 2L EGFRm; EGFR TKI refractory; MET amplified	China	III	Interim analysis met primary endpoint; NDA accepted by the NMPA with priority review in Dec 2024	NCT05015608
Savolitinib + TAGRISSO®	**SAVANNAH:** 2L/3L EGFRm; TAGRISSO® refractory; MET amplified or overexpressed	Global	II	Fully enrolled in Feb 2024; positive results announced in Oct 2024	NCT03778229
Savolitinib + TAGRISSO®	**SAFFRON:** 2L/3L EGFRm; TAGRISSO® refractory; MET amplified or overexpressed	Global	III	Ongoing	NCT05261399
Savolitinib + TAGRISSO®	**SANOVO:** 1L EGFRm; MET overexpressed	China	III	Ongoing	NCT05009836
Savolitinib monotherapy	2L METex14 NSCLC	China	II	Conditionally approved & launched for 2L in 2021	NCT02897479
Savolitinib monotherapy	1L/2L METex14 NSCLC	China	IIIb	Fully approved for 1L/2L in Jan 2025; final data at ELCC[66] 2024	NCT04923945

The **SACHI China Phase III study** met the primary endpoint of PFS during its interim analysis towards the end of 2024 and filed the **NMPA NDA, which was accepted** and granted Breakthrough Therapy Designation and Priority Review status in December 2024. SACHI evaluated the combination of savolitinib and TAGRISSO® for the treatment of patients with EGFRm NSCLC and MET amplification after progression on EGFR TKI compared to pemetrexed plus platinum doublet-chemotherapy. Results will be submitted for presentation at an upcoming scientific conference.

In October 2024, positive results from the **SAVANNAH global Phase II study** demonstrated **high, clinically meaningful and durable response rate**. EGFRm NSCLC patients in the study had progressed following TAGRISSO® due to MET amplification or overexpression, defined as IHC90+ and/or FISH10+. In January 2023, the FDA designated as a Fast Track development program the investigation of savolitinib for use in combination with TAGRISSO® for the treatment of patients with locally advanced or metastatic NSCLC whose tumors have MET overexpression and/or amplification, as detected by a FDA-approved test, and who have had disease progression during or following prior TAGRISSO®. Results are expected to be presented at ELCC. In comparison to other treatments options, this treatment is chemotherapy-free, biomarker-specific and orally administered, aiming for a balanced efficacy, safety and quality-of-life profile for lung cancer patients. Our partner AstraZeneca is sharing this data with global regulatory authorities.

Novel biomarker and patient enrichment strategy driven by SAVANNAH
N–185
300mg QD
MET positive -high
IHC90+ and/or FISH10+
MET positive -low
IHC50–90 and/or FISH 5-10
Prevalence among patients screened
34%
28%
Prior Chemo
All
No prior chemo subset
All
No prior chemo subset
Administration
Oral
No of pts
n=108
n=87 (out of 108)
n=77
n=63 (out of 77)
ORR
49%
52%
9%
10%
mPFS
7.1m
7.2m
2.8m
2.8m
mDoR
9.3m
9.6m
6.9m
7.3m
Source: WCLC 2022 Abstract # EP08.02-140. DOI: 10.1016/j.jtho.2022.07.823

The **SAFFRON global Phase III confirmatory study**, which will evaluate the efficacy and safety of savolitinib in combination with TAGRISSO® compared to pemetrexed plus platinum doublet-chemotherapy, has opened approximately 250 sites in over 20 countries, and is expected to complete enrollment in the second half of 2025.

The **SANOVO China Phase III study** on 1L patients with EGFRm and MET overexpression continues to enroll patients. Patients are treated with a combination of savolitinib and TAGRISSO®, with a control group of placebo and TAGRISSO®. In a similar setting, an investigator-initiated prospective, two-arm, randomized, multi-center **Phase II China study, FLOWERS**, presented interim analysis results at WCLC[67] 2024 (NCT05163249). 1L NSCLC patients with EGFRm and MET overexpression or amplification received either TAGRISSO® monotherapy (N=23) or a combination of savolitinib and TAGRISSO® (N=21). As of May 28, 2024, the median follow-up was 8.2 months. The confirmed ORR in the monotherapy and combination cohorts were 60.9% and 90.5%, with DCR[68] of 87% and 95.2%, respectively. Immature PFS data also showed a positive trend in favor of the combination therapy, with **median PFS of 9.3 months and 19.6 months** in the monotherapy and combination cohorts with maturity of 34.8% and 23.8%, respectively.

Combination therapy with osimertinib and savolitinib demonstrated clinically meaningful improvement in primary endpoint ORR vs. osimertinib monotherapy in these patients

Confirmed response assessed by investigators

Best Overall Response (BOR), n (%)	Osimertinib Monotherapy (N=23) n, (%)	Osimertinib plus Savolitinib (N=21) n, (%)
Complete response	0 (0.0)	0 (0.0)
Partial response	14 (60.9)	19 (90.5)
Stable disease	6 (26.1)	1 (4.8)
Progressive disease	3 (13.0)	1 (4.8)
Objective response rate (ORR), % (95% CI)	**60.9 (38.5, 80.3)**	**90.5 (69.6, 98.8)**
Disease control rate (DCR), % (95 CI)	**87.0 (66.4, 97.2)**	**95.2 (76.2, 99.9)**

Data cut-off date: May 28, 2024


CR
PR
SD
PD
Osimertinib
(n=22*)
Osimertinib + Savolitinib
(n=21)
Best change from baseline in SoD of Target Lesions(%)
MET OE
MET Amp
MET OE & Amp

Median follow-up: 8.2 months (Q1, Q3 7.0 - 9.4)

* One patient did not complete target lesion assessment after baseline.

Proportions may not sum to 100% due to rounding. Data presented as n (%, 95% CI)

Source: Jinji, Y., et al. Osimertinib with or without savolitinib as 1L in de novo MET aberrant, EGFRm advanced NSCLC (CTONG 2008): A Phase II trial. Plenary Session PL04.10 at the 2024 ESMO

METex14, EGFR wild type NSCLC in China – The June 2021 monotherapy conditional approval by the NMPA was based on positive results from a Phase II trial conducted in China in previously-treated patients with NSCLC with METex14 (NCT02897479). Final results from a confirmatory Phase IIIb study in this patient population (NCT04923945) were disclosed at ELCC 2024, providing evidence for savolitinib as a targeted treatment option for treatment-naïve or previously treated patients with METex14 NSCLC.

In treatment-naïve patients, ORR was 62.1% (95% CI[69]: 51.0–72.3%), DCR was 92.0% (95% CI: 84.1–96.7%) and median DoR[70] was 12.5 months (95% CI: 8.3–15.2), as assessed by independent review. Median PFS was 13.7 months (95% CI: 8.5–16.6) and median OS was not reached with median follow-up of 20.8 months.

In previously treated patients, ORR was 39.2% (95% CI: 28.4–50.9%), DCR was 92.4% (95% CI: 84.2–97.2%) and median DoR was 11.1 months (95% CI: 6.6– not reached), as assessed by independent review. Median PFS was 11.0 months (95% CI: 8.3–16.6) and median OS was not mature with median follow-up of 12.5 months.

Responses occurred early (time to response 1.4-1.6 months) in both treatment-naïve and previously treated patients. The safety profile was tolerable and no new safety signals were observed. The most common drug-related treatment-emergent adverse events of Grade 3 or above (5% or more of patients) were abnormal hepatic function (16.9%), increased alanine aminotransferase (14.5%), increased aspartate aminotransferase (12.0%), peripheral oedema (6.0%) and increased gamma-glutamyl transferase (6.0%).

In January 2025, we received additional approval from the NMPA for treatment-naïve patients, and full unconditional approval for previously treated patients.

Savolitinib – Gastric cancer:

MET-driven gastric cancer has a very poor prognosis. Multiple Phase II studies have been conducted in Asia to study savolitinib in MET-driven gastric cancer, of which approximately 5% of all gastric cancer patients, demonstrated promising efficacy, including VIKTORY (NCT02299648). The VIKTORY study reported a 50% ORR with savolitinib monotherapy in gastric cancer patients whose tumors harbor MET amplification.

Treatment	Name, Line, Patient Focus	Sites	Phase	Status/Plan	NCT #
Savolitinib	3L gastric cancer with MET amplification. Two stages	China	II	~68 patient registration cohort enrolling; Breakthrough Therapy Designation	NCT04923932

Preliminary efficacy and safety data from an interim analysis of 20 patients in a Phase II trial of savolitinib monotherapy in patients with MET-amplified advanced or metastatic gastroesophageal junction adenocarcinomas or gastric cancer, showed promising efficacy in patients with MET-amplified diseases, particularly in patients with high MET gene copy number. Confirmed ORR by independent review was 50% in the 16 patients with high MET gene copy number. DoR rate at 4-months was 85.7%. The most common grade 3 or above TRAEs[71] (more than 5%) were decreased platelet count, hypersensitivity, anemia, neutropenia and abnormal hepatic function. Following consultation with the NMPA with this data, a patient registration cohort is expected to complete enrollment in the second half of 2025.

Savolitinib – Kidney cancer:

MET is a key genetic driver in PRCC. Emerging evidence suggests that combining immunotherapies with a MET inhibitor could enhance anti-tumor activity. PRCC is a subtype of kidney cancer, representing about 15% of patients, with no treatments approved for patients with tumors that harbor MET-driven alterations. Savolitinib has been studied in multiple global studies in PRCC patients, including the SAVOIR monotherapy (NCT03091192) and CALYPSO combination therapy (NCT02819596) global Phase II trials, that both demonstrated highly encouraging results. 24-month follow-up of CALYPSO trial showed median PFS of 15.7 months and median OS of 27.4 months in MET-driven PRCC patients. These results led to the initiation of **SAMETA global Phase III trial** in 2021, which completed enrollment of 140 patients in 2024.

Treatment	Name, Line, Patient Focus	Sites	Phase	Status/Plan	NCT #
Savolitinib + IMFINZI®	**SAMETA:** MET-driven, unresectable and locally advanced or metastatic PRCC	Global	III	Completed enrollment	NCT05043090

Fruquintinib (ELUNATE® in China, FRUZAQLA® outside of China)

Fruquintinib is a novel, selective, oral inhibitor of VEGFR 1/2/3 kinases that was designed to have enhanced selectivity that limits off-target kinase activity, allowing for drug exposure that achieves sustained target inhibition. Fruquintinib has been studied in clinical trials both as a monotherapy and in combination with other agents. Aside from its first approved indication of previously-treated metastatic CRC (in China, the US, the EU and Japan, among others), it was also approved for 2L EMC in China in December 2024. A Phase III trial for 2L RCC met its primary endpoint of PFS in March 2025.

In China, fruquintinib is co-marketed by HUTCHMED in partnership with Lilly. Takeda has an exclusive worldwide license to develop and commercialize fruquintinib in all indications and territories outside of mainland China, Hong Kong and Macau. It has paid $470 million in upfront and milestone payments. HUTCHMED is also receiving royalties on net sales.

Treatment	Name, Line, Patient Focus	Sites	Phase	Status/Plan	NCT #
Fruquintinib monotherapy	**FRESCO-2:** 4L[72] CRC	Global	III	Approved for CRC & launched in the US Nov 2023; in the EU Jun 2024, in Argentina, Australia, Canada, Israel, Japan, Singapore, Switzerland, UAE & UK in H2 2024, & South Korea in Mar 2025	NCT04322539
Fruquintinib monotherapy	**FRESCO:** 3L CRC	China	III	Approved for 3L CRC & launched in 2018	NCT02314819
Fruquintinib + sintilimab	**FRUSICA-1:** 2L pMMR EMC	China	II	Approved & launched in China in Dec 2024; data at ASCO 2024	NCT03903705
Fruquintinib + sintilimab	**FRUSICA-2:** 2L RCC	China	III	Fully enrolled; met primary endpoint Mar 2025	NCT05522231
Fruquintinib + sintilimab	**FRUSICA-3:** 2L pMMR endometrial cancer	China	III	Ongoing since Dec 2024	NCT06584032
Fruquintinib + sintilimab	Clear cell RCC	China	Ib/II	Fully enrolled; Updated data at ASCO 2023; Data published on Targeted Oncology	NCT03903705

Fruquintinib – CRC updates:

FRESCO-2 (NCT04322539) – Positive results from this randomized, double-blind, placebo-controlled, global Phase III study in 691 patients demonstrated that treatment with fruquintinib resulted in a statistically significant and clinically meaningful increase in OS and the key secondary endpoint of PFS compared to treatment with placebo. Fruquintinib (FRUZAQLA® outside China) was approved by the FDA in November 2023 and by the European Commission in June 2024. It was also approved in 10 other countries in 2024 and early 2025.

A sub-group analysis of FRESCO-2 was presented at ASCO 2024. Regardless of whether the patients had regorafenib first or trifluridine/tipiracil first or both before being treated with fruquintinib, their median PFS are very similar at 3.6 to 3.8 months, compared to placebo group at 1.7 to 1.9 months. OS was longest in regorafenib and trifluridine/tipiracil-naive patients at 9.3 months (vs 6.6m placebo) but still showed statistically significant benefits in all groups of patients previously treated with regorafenib (10.2m vs 8.2m) or trifluridine/tipiracil (7.7m vs 5.1m) or regorafenib followed by trifluridine/tipiracil (8.5m vs 4.8m).

Fruquintinib – Combinations with checkpoint inhibitors updates:

FRUSICA-1 Advanced EMC registration-intent cohort of sintilimab combination (NCT03903705) – Platinum-based systemic chemotherapy is the standard 1L treatment for advanced EMC in China. However, patients who progress following 1L therapy have limited treatment options, and the prognosis remains poor. Data in this EMC cohort was encouraging. We had agreed with the NMPA to expand this cohort into a single-arm registrational Phase II study and were subsequently granted Breakthrough Therapy Designation. In April 2024, the NDA was accepted by the NMPA with Priority Review status **and conditionally approved in December 2024.**

Phase II results were presented at ASCO 2024. The primary endpoint was ORR per RECIST v1.1, assessed by independent review. The combination showed meaningful efficacy improvements in advanced EMC patients with pMMR status, regardless of prior bevacizumab treatment, with a manageable safety profile. The median follow-up time was 15.7 months. The ORR in 87 efficacy evaluable patients was 35.6% including two complete responses. DCR was 88.5%, and DoR was not reached, with 80.7% remaining in response after nine months. Amongst the 98 patients, median PFS was 9.5 months, and median OS was 21.3 months.



Combination therapy with fruquintinib and sintilimab provided meaningful antitumor activity in previously treated advanced pMMR EMC patients, with mPFS 9.5m and mOS 21.3m
Progression-Free Survival (PFS) by IRC
Overall | Event, n (%) | mPFS (95%CI), m
mPFS, m | 42/98 (42.9) | 9.5 (5.6, -)
6m-PFS rate, % | - | 59.5 (48.1, 69.2)
Probability of Progression Free Survival (%)
Months
No. at risk
Total EMC with pMMR + Censoring
Overall Survival (OS)
Overall | Event, n (%) | mOS (95%CI), m
mOS, m | 35/98 (35.7) | 21.3 (17.3,-)
12m-OS rate, % | - | 69.4 (58.2, 78.2)
Probability of Progression Free Survival (%)
Months
No. at risk
Total EMC with pMMR + Censoring

Source: Xiaohua W. et al. Fruquintinib plus Sintilimab in Treated Advanced Endometrial Cancer (EMC) Patients (Pts) with pMMR Status: Results From a Multicenter, Single-Arm Phase 2 Study. ASCO 2024. Abstract5619

FRUSICA-2 Advanced metastatic RCC Phase III of sintilimab combination (NCT05522231) – In 1L clear cell RCC, clinical benefits have been demonstrated for the combination of antiangiogenic therapy and immunotherapy. However, there is limited evidence on the benefits of this combination in the 2L setting. Phase II (NCT03903705) data disclosed at ASCO 2023 showed encouraging anti-tumor efficacy and durability in these patients. PFS results from this exploratory study of the fruquintinib and sintilimab combination in metastatic clear cell RCC were reported. At data cut-off on November 30, 2022, median PFS was 15.9 months in 20 previously treated patients. No new safety signals were observed.

A randomized, open-label, active-controlled Phase III trial was initiated in October 2022, to evaluate the efficacy and safety of fruquintinib in combination with sintilimab versus axitinib or everolimus monotherapy for the 2L treatment of advanced RCC. The primary endpoint of PFS was met in March 2025 with a total of 234 patients enrolled.

FRUSICA-3 Advanced EMC confirmatory Phase III of sintilimab combination (NCT06584032) – A randomized, open-label, active-controlled Phase III trial to evaluate the efficacy and safety of fruquintinib in combination with sintilimab versus paclitaxel for the 2L treatment of advanced EMC with pMMR. The primary endpoint is OS. The first patient was enrolled in December 2024.

Fruquintinib – Gastric cancer updates:

FRUTIGA (NCT03223376) – This Phase III study in China to evaluate fruquintinib combined with paclitaxel compared with paclitaxel monotherapy, for 2L treatment of advanced gastric cancer, enrolled approximately 700 patients in July 2022. Patients on fruquintinib combined with paclitaxel achieved median PFS of 5.6 months, vs 2.7 months in the control group on paclitaxel only with HR of 0.569 and $p < 0.0001$. There was a numerical improvement in OS, with median OS of 9.6 months vs 8.4 months; however, this was not statistically significant. There was an imbalance of patients receiving subsequent antitumor therapies across the two groups, with 52.7% in the fruquintinib plus paclitaxel group vs 72.2% in the paclitaxel monotherapy group. In a pre-specified sensitivity analysis, when excluding patients taking subsequent antitumor therapy, OS improvement was statistically significant for the treatment arm at 6.9 months vs 4.8 months in the control arm with HR of 0.72 and p=0.0422. Results were presented at ASCO Plenary in February 2024 and published in *Nature Medicine* in June 2024. In April 2023, the NDA in China was accepted for review by the NMPA. In August 2024, we voluntarily withdrew the NDA after we determined that the submission was unlikely to support an approval.

Fruquintinib – Exploratory development:

In China, we support an investigator-initiated trial program for fruquintinib, and there are about 100 of such trials ongoing in various solid tumor settings. A number of investigator-initiated trials were presented at 2024 ASCO GI, AACR, ASCO, ESMO[73] and ESMO Asia, including initial results

of a Phase II study of fruquintinib in combination with investigator's choice of chemotherapy in 2L metastatic CRC with microsatellite stable phenotype, as well as fruquintinib monotherapy for the treatment of biliary tract cancer and soft tissue sarcoma.

Surufatinib (SULANDA® in China)

Surufatinib is a novel, oral angio-immuno kinase inhibitor that selectively inhibits the tyrosine kinase activity associated with VEGFR and FGFR, both shown to be involved in tumor angiogenesis, and CSF-1R, which plays a key role in regulating tumor-associated macrophages, promoting the body's immune response against tumor cells. Surufatinib has been studied in clinical trials both as a monotherapy and in combinations, and is approved in China. HUTCHMED currently retains rights to surufatinib worldwide.

Surufatinib's ability to inhibit angiogenesis, block the accumulation of tumor associated macrophages and promote infiltration of effector T cells into tumors could help improve the anti-tumor activity of PD-1[74] antibodies. Several combination studies with PD-1 antibodies have shown promising data.

Treatment	Name, Line, Patient Focus	Sites	Phase	Status/Plan	NCT #
Surufatinib + camrelizumab	1L PDAC	China	II/III	Ongoing since May 2024; Phase II fully enrolled in Nov 2024	NCT06361888
Surufatinib monotherapy	**SANET-ep:** epNET[75]	China	III	Approved; Launched in 2021	NCT02588170
Surufatinib monotherapy	**SANET-p:** pNET[76]	China	III	Approved; Launched in 2021	NCT02589821

Surufatinib – Combination therapy with checkpoint inhibitors:

Phase II/III trial combination with camrelizumab and chemotherapy for treatment-naïve PDAC (NCT06361888) – This is a multicenter, randomized, open-label, active-controlled, Phase II/III trial to evaluate the efficacy and safety of surufatinib combined with camrelizumab, nab-paclitaxel, and gemcitabine versus nab-paclitaxel plus gemcitabine as a treatment for adults with metastatic pancreatic cancer who have not been previously treated with a systemic anti-tumor therapy. After an initial safety run-in stage, the Phase II/III stage may enroll a further 500 patients, with a primary endpoint of OS. Other endpoints include ORR, PFS, DCR, safety, quality of life, DoR and time to response. The Phase II stage was **fully enrolled in November 2024.**

This study was informed in part by an investigator-initiated trial presented at ASCO GI 2024 (NCT05218889) using surufatinib combined with camrelizumab (an anti-PD-1) plus chemotherapy in 1L therapy for pancreatic adenocarcinoma, median PFS and OS were 9.0 and 13.3 months, respectively, compared to 5.8 and 8.6 months in the control group with chemotherapy only.

Surufatinib – Exploratory development:

In China, we support an investigator-initiated trial program for surufatinib, with about 100 of such trials in various solid tumor settings being conducted for both combination and single agent regimens. These trials explore and answer important medical questions in addition to our own company-sponsored clinical trials. A number of investigator-initiated trials were presented at 2024 ASCO GI, AACR, ASCO, WCLC, ESMO and ESMO Asia for surufatinib in combination with other agents, including with chemotherapy as well as with anti-PD-1 antibodies plus different chemotherapy regimens in various solid tumor types.

Sovleplenib (HMPL–523)

Sovleplenib is a novel, selective, oral inhibitor targeting Syk, for the treatment of hematological malignancies and immune diseases. Syk is a component in Fc receptor and B-cell receptor signaling pathway. Sovleplenib has been studied in clinical trials. HUTCHMED currently retains all rights to sovleplenib worldwide.

Treatment	Name, Line, Patient Focus	Sites	Phase	Status/Plan	NCT #
Sovleplenib	**ESLIM-01:** ≥2L ITP	China	III	Breakthrough Therapy Designation in Jan 2022; NMPA NDA accepted with Priority Review in Jan 2024; data at EHA 2024, ASH 2024 and in *The Lancet Haematology*	NCT05029635
Sovleplenib	≥2L ITP dose-finding study	Global	Ib	Opened	NCT06291415
Sovleplenib	**ESLIM-02:** Warm AIHA	China	II/III	Phase II completed; data at EHA 2024; Phase III ongoing since March 2024	NCT05535933

ESLIM-01 (Evaluation of Sovleplenib for immunological diseases–01, NCT05029635) – We completed a randomized, double-blinded, placebo-controlled Phase III trial in China of sovleplenib in 188 adult patients with primary ITP who have received at least one prior line of standard therapy. ITP is an autoimmune disorder that can lead to increased risk of bleeding. The primary endpoint of the study is the durable response rate. In January 2022, the NMPA granted Breakthrough Therapy Designation for this indication. All endpoints were met in August 2023 and the **NDA has been accepted for review and granted priority review by the NMPA in January 2024.**

Phase III results were presented at EHA 2024 and published in *The Lancet Haematology* in June 2024. Sovleplenib demonstrated a clinically meaningful early and sustained durable platelet response in patients with primary ITP with **durable response rate of 48.4%** compared to zero with placebo (*p*<0.0001). The median time to response was 1.1 weeks with sovleplenib. It demonstrated a tolerable safety profile with grade 3 or above treatment-emergent adverse events in 25.4% of patients with sovleplenib and 24.2% with placebo. Sovleplenib also significantly improved quality of life in physical functioning and energy/fatigue (*p*<0.05). Most patients were heavily pretreated with a median of four prior lines of ITP therapy and a majority (71.3%) of the patients had received prior TPO/TPO-RA[77] treatment. Further post-hoc subgroup analysis of the study demonstrated consistent clinical benefits across ITP patients regardless of prior lines of ITP therapies or prior TPO/TPO-RA exposure, regardless of TPO/TPO-RA treatment types and number of prior regimens.

Long-term follow-up results of the same study were presented at ASH 2024. As of January 31, 2024, a total of 179 pts (All Sov) were treated with at least one dose of sovleplenib, including 126 pts who initially received sovleplenib and 53 patients who crossed over from placebo (P-Sov). Durable response rate was 51.4% and 43.4% for the two groups and **long-term durable response rate was 59.8% and 64.2%**, with median cumulative duration of response of 38.9 weeks and 35.1 weeks, respectively. In the All Sov group, 54% of patients achieved duration of response for or more than 48 weeks and 26% lasted for or more than 72 weeks.



	A significantly higher overall response rate was observed with sovleplenib compared with [1]			
Endpoint	**Definition (analysis set)**	**Sov (N=126)**	**Placebo (N=62)**	**P value***
Durable response, n(%)	Platelet counts ≥50×10^9/L at ≥ 4 of the 6 visits during 14–24weeks, not impacted by rescue treatment (126 vs 62)	61 (48.4)	0	<0.0001
Overall response, n(%)	At least one platelet count ≥50×10^9/L , not impacted by rescue treatment in 0–24 weeks (126 vs 62)	89 (71)	10 (16)	<0.0001
	Patients with two consecutive platelet count ≥30×10^9/L and double from the baseline in 0–24 weeks (126 vs 62)	92 (73)	4 (6)	<0.0001



Long-term treatment was effective in increasing and maintaining platelet count [2]



Response Rates

81.0% 83.0% Overall response rate
51.4% 43.4% Durable response rate
59.8% 64.2% Long-term durable response

All Sov / P-Sov



Median Platelet Count During Treatment

Median platelet count was above 60×10^9/L since week 12

All Sov / P-Sov

Note: * the number of patients with platelet counts value at the related visits

Source:
[1] Renchi,Y., et al. Efficacy and safety of the Syk inhibitor sovleplenib(HMPL-523) in adult patients with chronic primary immune thrombocytopenia in China (ESLIM-01): a randomized, double-blind, placebo-controlled phase 3 study. Abstract: S316 at 2024 EHA;
[2] Hu, Y., et al. Long-Term Sovleplenib Treatment of Adults with Primary Immune Thrombocytopenia in China. Abstract #2558 at 2024 ASH Annual Meeting

ESLIM-02 (China Phase II/III in warm AIHA, NCT05535933) – This is a randomized, double-blind, placebo-controlled Phase II/III study to evaluate the efficacy, safety, tolerability, and pharmacokinetics of sovleplenib in the treatment of warm AIHA. AIHA is the result of destruction of red blood cells due to the production of antibodies against red blood cells which bind to antigens on the red blood cell membrane in autoimmune disorders. The first patient was enrolled in September 2022. The Phase II part of the study met the primary endpoint and the Phase III study was initiated in March 2024.

The Phase II results were presented at EHA 2024 and published in *The Lancet Haematology* demonstrating encouraging hemoglobin benefit compared with placebo, with overall response rate of 43.8% vs 0% in the first 8 weeks, and **overall response rate of 66.7%** during the 24 weeks of sovleplenib treatment (including patients that crossed over from placebo). It also demonstrated a favorable safety profile.

Tazemetostat

Tazemetostat is an inhibitor of EZH2 developed by Epizyme, an Ipsen company, that is approved in the US for the treatment of certain epithelioid sarcoma and follicular lymphoma patients, and in Japan for *EZH2* gene mutation-positive follicular lymphoma patients. It is marketed by Epizyme in the US and by Eisai in Japan.

We have a collaboration with Epizyme to research, develop, manufacture and commercialize tazemetostat in Greater China, including the mainland, Hong Kong, Macau and Taiwan. Tazemetostat was approved in China Hainan Pilot Zone in 2022, in Macau in 2023 and in Hong Kong in May 2024.

OPERATIONS REVIEW
ONCOLOGY/IMMUNOLOGY

Treatment	Name, Line, Patient Focus	Sites	Phase	Status/Plan	NCT #
Tazemetostat monotherapy	R/R 3L+ follicular lymphoma (registration-intent bridging)	China	II	NDA accepted with priority review status in July 2024	NCT05467943
Tazemetostat + lenalidomide + rituximab (R^2)	**SYMPHONY-1:** 2L+ follicular lymphoma	Global	Ib/III	Ongoing; PhIb data at ASH 2022 and ASH 2023	NCT04224493

China Phase II bridging (NCT05467943) – We completed a China bridging study based on tazemetostat US approvals, with the NDA accepted by the NMPA with priority review status in July 2024.

SYMPHONY-1 Global Multi-Center Phase Ib/III combination in R/R follicular lymphoma (NCT04224493) – The Phase Ib open-label portion of the Epizyme-led SYMPHONY-1 trial showed ORR of 90.9%. In the recommended Phase III dose cohort, 18-month PFS and DOR estimates were 94.4% and 100%, respectively. There were no dose-limiting toxicities. The Phase III study is ongoing. Epizyme is the sponsor of SYMPHONY 1 and HUTCHMED is leading the study in China.



SYMPHONY-1 study for 2L+ FL:
rituximab + lenalidomide (R²) + Tazemetostat, followed by Tazemetostat alone
Population
Patients with relapsed / rituximab refractory FL who have been treated with at least one prior systemic therapy
Key Objectives
Phase 1b (safety run-in)
Safety, PK, anti-tumor activity
Phase 3 (efficacy)
Primary: PFS as determined by Investigator; interim analyses for futility
Secondary: PFS by IRC, response rate, duration of response, OS, QOL, safety
Safety Run-in
Phase 3 Randomization (12 Months)
Maintenance (24 Months)
All-comers
EZH2 MUT / WT Enrichment
Based on cobas® EZH2 Mutation Test
TAZ + Rituximab + Lenalidomide
(N=44)
TAZ + Rituximab + Lenalidomide
(N=250)
Placebo + Rituximab + Lenalidomide
(N=250)
Tazemetostat monotherapy
(N=250)
Placebo
(N=250)
Stratification for randomized portion by EZH2 mutation status: treatment sensitive vs. refractory to prior rituximab containing regimen, patients treated with 1 prior vs ≥ 2 prior systemic therapies.

Source: Epizyme

Fanregratinib (HMPL-453)

Fanregratinib is a novel, selective, oral inhibitor targeting FGFR 1/2/3. Aberrant FGFR signaling is associated with tumor growth, promotion of angiogenesis, as well as resistance to anti-tumor therapies. Approximately 10-15% of IHCC patients globally have tumors harboring FGFR2 fusion. HUTCHMED currently retains all rights to Fanregratinib worldwide. Fanregratinib has been studied in clinical trials with around 310 patients to date.

Treatment	Name, Line, Patient Focus	Sites	Phase	Status/Plan	NCT #
Fanregratinib	2L cholangiocarcinoma (IHCC with FGFR fusion/ rearrangement)	China	II	Results presented at ASCO 2023; registration cohort fully enrolled; readout expected in 2025	NCT04353375

China Phase II in IHCC (NCT04353375) – This is an open-label, single-arm China Phase II study to evaluate the efficacy and safety of fanregratinib in the treatment of patients with advanced IHCC harboring FGFR2 fusion/ rearrangement after at least one line of systemic treatment failure or intolerance. Results from 25 patients were presented at ASCO 2023, supporting the choice of the recommended Phase II dose of 300mg oral QD[78] (ORR of 50%). After consultation with the NMPA, a monotherapy registration trial design was agreed with ORR as primary endpoint. The trial was fully enrolled in March 2025, with readout expected in 2025.

Ranosidenib (HMPL-306)

Ranosidenib is a novel dual-inhibitor of IDH1 and IDH2 enzymes. IDH1 and IDH2 mutations have been implicated as drivers of certain hematological malignancies, gliomas and solid tumors, particularly among AML patients. According to the National Cancer Institute, there will be approximately 20,380 new cases of AML in the US in 2023 and the five-year relative survival rate is 31.7%. AML is estimated to reach 24,200 new cases in China in 2030. HUTCHMED currently retains all rights to ranosidenib worldwide.

Treatment	Name, Line, Patient Focus	Sites	Phase	Status/Plan	NCT #
Ranosidenib	**RAPHAEL:** 2L R/R IDH1/2m AML	China	III	Ongoing since May 2024	NCT06387069
Ranosidenib	Myeloid hematological malignancies	China	I	Completed; dose escalation data at EHA 2023; dose expansion data at EHA 2024	NCT04272957

RAPHAEL (China Phase III in 2L R/R AML NCT06387069) – This is a multicenter, randomized, open-label, registrational China Phase III study in approximately 320 patients with R/R AML harboring IDH1 and/or IDH2 mutations. The primary endpoint of OS, with secondary endpoints including event-free survival and complete remission rate, will be tested in comparison with current salvage chemotherapy regimens. The study was initiated in May 2024 and targets recruitment of about 320 patients.

China Phase I in hematological malignancies (NCT04272957) – This is a two-stage, open-label Phase I study in patients with R/R hematological malignancies harboring IDH1 and/or IDH2 mutations. Results of the dose expansion stage were presented at EHA 2024. The recommended phase II dose was determined as 250mg QD for cycle 1 and 150mg QD from cycle 2. Excluding one patient with non-hotspot mutations, rates of CR+CRh[79] were 26.7% and 30.0% in IDH1 mutation and IDH2 mutation patients, respectively. Median OS was 13.4 months and 13.1 months in IDH1 mutation and IDH2 mutation patients, respectively. At the recommended phase II dose level, CR+CRh rates were 45.5% and 50.0% in patients with mutated IDH1 and IDH2, respectively. When patients with FLT3[80] and RAS[81] mutations were excluded, CR+CRh rates increased to 50.0% and 62.5%. The median OS was not reached in patients with either mutated IDH1 or IDH2.

Treatment was well tolerated in all 59 patients. 98.3% patients experienced at least one treatment-emergent adverse events. The most common of any grade (at least 20% of patients) were decreased platelet count (54.2%), decreased neutrophil count (35.6%), anemia (39.0%), and decreased white blood cell count (32.2%). The majority of these TRAEs could be recovered from, after supportive treatment. Differentiation syndrome was observed in 8.5% patients, including 6.8% at grade 3, none of which led to treatment discontinuation or death.

Early-stage Investigational Drug Candidates

HUTCHMED retains all worldwide rights to the following early-stage drug candidates.

Treatment	Name, Line, Patient Focus	Sites	Phase	Status/Plan	NCT #
HMPL-760	R/R DLBCL[82]	China	II	Ongoing since Nov 2024	NCT06601504
HMPL-760	CLL[83], SLL[84], other B-NHL	China	I	Ongoing since Jan 2022	NCT05190068
HMPL-506	MLL[85]-rearranged/ NPM1[86]-mutant acute leukemia	China	I	Ongoing since June 2024	NCT06387082
HMPL-415	Solid tumors	China	I	Ongoing since 2023	NCT05886374
HMPL-653	Solid tumors & tenosynovial giant cell tumors	China	I	Ongoing since 2022; fully enrolled	NCT05190068
HMPL-A83	Advanced malignant neoplasms	China	I	Ongoing since 2022	NCT05429008
HMPL-295	Solid tumors	China	I	Ongoing since 2021; data at ESMO Asia 2023 and ASCO 2024	NCT04908046

HMPL-760 is a novel, non-covalent, third-generation BTK inhibitor. It is a highly potent, selective, and reversible inhibitor with long target engagement against BTK, including wild-type and C481S-mutated BTK. China Phase I studies, which opened in early 2022, included R/R B-cell non-Hodgkin's lymphoma or CLL patients with or without a prior regimen containing a BTK inhibitor. The recommended Phase II dose was determined and dose expansion is ongoing. A China Phase II randomized, controlled study for R/R DLBCL enrolled its first patient in November 2024. HMPL-760 is used in combination with R-GemOx[87] versus placebo in combination with R-GemOx, with primary endpoint of PFS.

HMPL-506 is a novel, selective Menin inhibitor. Menin is a scaffold protein that controls gene expression and cell signaling. MLL rearrangement and NPM1 mutation play key roles in acute leukemia. Current research has demonstrated that the inhibition of Menin interaction is a feasible therapeutic strategy in these MLL or NPM1 types of acute leukemia. A China Phase I study was initiated in June 2024.

HMPL-415 is a novel SHP2[88] allosteric inhibitor. SHP2 modulates diverse cell signaling events that control metabolism, cell growth, differentiation, cell migration, transcription and oncogenic transformation. It regulates key signaling events including RAS/ERK, PI3K[89]/AKT[90], JAK[91]/STAT[92] and PD-1 pathways downstream of several receptor tyrosine kinases. Dysregulation of SHP2 expression or activity causes many developmental diseases, and hematological and solid tumors. A China Phase I study was initiated in July 2023.

HMPL-653 is a novel, selective and potent CSF-1R inhibitor designed to target CSF-1R driven tumors as a monotherapy or in combination with other drugs. Studies have shown that blocking the CSF-1R signaling pathway could effectively modulate the tumor microenvironment, relieve tumor immunosuppression, and synergize with other anti-cancer therapies such as immune checkpoint inhibitors to achieve tumor inhibition. CSF-1R inhibitors may treat tenosynovial giant cell tumors and a variety of malignancies in combinations. Currently no CSF-1R inhibitor has been approved in China. A China Phase I study has completed enrollment.

HMPL-A83 is a novel IgG4-type humanized anti-CD47 monoclonal antibody. HMPL-A83 blocks CD47 binding to Signal regulatory protein (SIRP) α and disrupts the "do not eat me" signal that cancer cells use to shield themselves from the immune system. In pre-clinical studies, HMPL-A83 demonstrated a high affinity for CD47 antigen on tumor cells and strong phagocytosis induction of multiple tumor cells, as well as weak affinity for red blood cells and no induction of hemagglutination, implying low risk of anemia. HMPL-A83 has also demonstrated strong anti-tumor activity in multiple animal models. A China Phase I study is ongoing.

HMPL-295 is a novel ERK inhibitor. ERK is a downstream component of the RAS-RAF-MEK-ERK signaling cascade (MAPK[93] pathway). The MAPK pathway is dysregulated in cancer, in which mutations or non-genetic events hyper-activate the pathway in up to 50% of cancers. ERK inhibition has the potential to overcome or avoid the intrinsic or acquired resistance from the inhibition of RAS, RAF and MEK. A China Phase I study is ongoing, with dose escalation stage results presented at ASCO 2024.

Immunology Collaboration with Inmagene

We have a strategic partnership with Inmagene to develop two novel drug candidates (IMG-004 and IMG-007) discovered by HUTCHMED for the potential treatment of multiple immunological diseases, with funding provided by Inmagene. HUTCHMED received shares representing approximately 7.5% of the shares in Inmagene (fully diluted) in July 2024, as consideration for Inmagene's exclusive license to further develop, manufacture and commercialize these two drug candidates worldwide.

On December 23, 2024, **Inmagene and Ikena Oncology, Inc.** (Nasdaq: IKNA, "Ikena") announced that they had **signed a merger agreement** which the parties expect to close in mid-2025, subject to closing conditions. Following closing, HUTCHMED will have an interest in the Nasdaq-listed merged company.

Treatment	Name, Line, Patient Focus	Sites	Phase	Status/Plan	NCT #
IMG-007 (OX40 antibody)	Adults with moderate to severe atopic dermatitis	US/ Canada	IIa	Full results; IIb planned Q1 2025	NCT05984784
IMG-007 (OX40 antibody)	Adults with alopecia areata with 50% or greater scalp hair loss	US/ Canada	IIa	Fully enrolled; results pending	NCT06060977
IMG-004 (BTK inhibitor)	Adult healthy volunteers	US	I	Multiple ascending dose completed	NCT05349097

***IMG-007*, a novel antagonistic monoclonal antibody targeting the OX40 receptor with silenced antibody-dependent cell mediated cytotoxicity function.** OX40 is a costimulatory receptor, a member of the tumor necrosis factor receptor superfamily expressed predominantly on activated T cells. One Phase IIa study has announced results and one Phase IIa study has completed recruitment.

IMG-007 in atopic dermatitis (NCT05984784) – This trial evaluates the safety, pharmacokinetics and efficacy of IMG-007 in adult patients with moderate-to-severe atopic dermatitis who had inadequate response to and/or intolerant of topical therapies. Inmagene reported positive topline data from patients in the US and Canada in January 2025. A 4-week treatment with IMG-007 resulted in a mean reduction in EASI of 77% and EASI-75 response of 54%, at week 16. Durable inhibition of inflammatory markers was observed for up to 24 weeks. IMG-007's subcutaneous formulation demonstrated an extended half-life of approximately 35 days. IMG-007 was overall well-tolerated with no reports of pyrexia or chills. Initiation of a Phase IIb dose-finding study with IMG-007's subcutaneous formulation in patients with moderate-to-severe atopic dermatitis is planned for the first quarter of 2025.

IMG-007 in alopecia areata (NCT06060977) – This trial evaluates the safety and efficacy of IMG-007 in adults with alopecia areata with 50% or greater scalp hair loss. 29 patients from 11 sites in the US and Canada were given three doses over four weeks, with 24-week follow-up. The study was fully enrolled in May 2024 and the topline data readout is pending.

***IMG-004*, a small molecule inhibitor that binds to BTK in a non-covalent, reversible manner.** Designed specifically for inflammatory and autoimmune diseases that usually require long-term treatment, IMG-004 is potent, highly selective and brain permeable with potential for once daily dosing. IMG-004 was safe and well tolerated in the Phase I single ascending dose and multiple ascending dose studies in healthy volunteers in the US, at single doses of 30mg to 600mg and once daily doses of 50mg to 300mg for 10 days (NCT05349097). In the multiple-dose study, steady-state exposure over the entire dosing interval is estimated to have achieved at least 90% maximal inhibitory concentration (IC90). The data supports a potential therapeutic dose regimen of 50mg QD.

MANUFACTURING

We have a drug product manufacturing facility in Suzhou which manufactures both clinical and commercial supplies for fruquintinib and surufatinib. Our new drug product facility in Shanghai is expected to increase our novel drug product manufacturing capacity by over five times. All our clinical supplies have completed technology transfer and are now being produced by our Shanghai factory. Our commercial supplies have also gradually migrated to this new facility, with significant production cost savings.

A commercial batch of savolitinib, which previously relied on a third-party manufacturer, was manufactured in the Shanghai factory in late 2024. This marked the first approval and delivery of commercial production from the Shanghai factory. We plan to complete site application and submission for surufatinib and fruquintinib in the second half of 2025, paving the way for their commercial production at the Shanghai factory.

We have established the FRUZAQLA® supply chain for the global markets including US, EU and Japan. Two drug product sites for supplying fruquintinib to the US market have been qualified: our own facility in Suzhou and a second site in Switzerland. Both sites have already successfully delivered commercial batches for product launches in several EU countries, the UK and Switzerland during 2024.

For our ATTC candidates, the Shanghai facility has commenced production of Good Manufacturing Practice-grade materials tailored for IND applications and clinical supply. For future ATTC production, we may consider further expansion of our facilities and/or external collaboration to scale up our biologics capacity.

OPERATIONS REVIEW OTHER VENTURES

Our Other Ventures include drug marketing and distribution platforms covering about 290 cities and towns in China, primarily focusing on prescription drugs through joint ventures. In December 2024, HUTCHMED entered into agreements to dispose of a 45% equity interest in SHPL to focus on our global innovative drug discovery and development businesses.

In 2024, our Other Ventures consolidated revenue decreased 14% (12% at CER) to $266.8 million (2023: $309.4m). Consolidated net income attributable to HUTCHMED from our Other Ventures decreased by 5% (2% at CER) to $47.7 million (2023: $50.3m) due to disposal of interests in consumer products business in December 2023, lower COVID-related prescription drug distribution sales and fluctuation in net income contributed from SHPL.

Distribution Business (a 51%-held joint venture with Sinopharm Group Co. Ltd.): Revenue from the provision of services to third-party pharmaceutical companies in China decreased by 11% (9% at CER) to $262.8 million (2023: $295.4m), primarily as a result of lower COVID-related prescription drug distribution sales in 2024. This excluded commercial services provided for our own products.

In 2021, the Hong Kong International Arbitration Centre made a final award in favor of our Distribution Business against Luye[94] in the amount of RMB253.2 million ($34.4 million), plus costs and interest (the "Award"), in connection with the termination of the right of our Distribution Business to distribute SEROQUEL® in China. In June 2022, Luye provided a bank guarantee of up to RMB286.0 million to cover the Award, pending the outcome of an application by Luye to the High Court of Hong Kong to set aside the Award and subsequent appeals. On July 26, 2022, Luye's application to set aside the Award was dismissed by the High Court with costs awarded in our favor. On June 6, 2023, an appeal hearing filed by Luye was heard by the Court of Appeal in Hong Kong and judgment is awaited.

SHPL (a non-consolidated joint venture with Shanghai Pharma[95]): Sales of this own-brand prescription drugs business increased by 2% (5% at CER) to $393.5 million (2023: $385.5m) as volume growth offset price reduction in preparation for potential national implementation of volume-based procurement. Our share of equity in earnings of equity investee slightly decreased by 2% (increased 1% at CER) to $46.5 million (2023: $47.4m) mainly due to an increase in clinical trial investment for new products. SHPL's main product is MUSKARDIA® (also known as She Xiang Bao Xin or SXBX pill), an oral vasodilator prescription therapy for coronary artery disease and the largest botanical prescription drug in this indication in China. Sales increased by 4% (7% at CER) to $362.3 million in 2024 (2023: $348.6m). MUSKARDIA® is fully reimbursed in all of China.

SHPL 45% Disposal: HUTCHMED had been exploring opportunities to unlock the underlying value of SHPL and focus resources on our global innovative drug discovery and development businesses. On December 31, 2024, HUTCHMED entered into two share purchase agreements to divest its 45% equity interest in SHPL for approximately $608 million in cash, to GP Health[96] for a 35% equity interest in SHPL ("GP Health Sale Shares") and Shanghai Pharma for a 10% equity interest in SHPL. Subsequently, pursuant to the share purchase agreement, GP Health designated and HUTCHMED entered into share purchase agreements with GP Zhicheng Private Equity[97] and Shanghai Zhibaihe Enterprise Management[98] to purchase a 25.1247% and a 9.8753% equity interest in SHPL, respectively, together representing all of the GP Health Sale Shares. On March 14, 2025, HUTCHMED dispatched to its shareholders a notice of Extraordinary General Meeting and circular to convene an Extraordinary General Meeting of its shareholders to approve the transactions on March 31, 2025. The transactions are conditional upon the satisfaction (or, where applicable, waiver) of certain conditions including the simultaneous closing of each share purchase agreement, approval by HUTCHMED shareholders and regulatory approvals.

Following closing of the transactions, HUTCHMED will retain a 5% equity interest in SHPL and the right to nominate one director of SHPL. There will be a three-year transition period in which HUTCHMED has the right to propose for nomination the General Manager of SHPL, and will guarantee to GP Zhicheng Private Equity and Shanghai Zhibaihe Enterprise Management a minimum SHPL net profit growth of at least ~5% annually, subject to total compensation, for not achieving such net profit growth, not exceeding approximately $95 million. It is estimated that HUTCHMED will record a gain on disposal of approximately $477 million before taxation, taking into account the carrying value of the shares sold and the present value of the maximum total compensation.

Dividends: In 2024, dividends of $34.9 million (2023: $42.3m) were paid from SHPL to the HUTCHMED Group with aggregate dividends received by HUTCHMED since inception of over $360 million.

Weiguo Su
Chief Executive Officer and Chief Scientific Officer
March 19, 2025

USE OF NON-GAAP FINANCIAL MEASURES AND RECONCILIATION

In addition to financial information prepared in accordance with US GAAP, this report also contains certain non-GAAP financial measures based on management's view of performance including:

- Adjusted Group net cash flows excluding financing activities
- CER

Management uses such measures internally for planning and forecasting purposes and to measure the HUTCHMED Group's overall performance. We believe these adjusted financial measures provide useful and meaningful information to us and investors because they enhance investors' understanding of the continuing operating performance of our business and facilitate the comparison of performance between past and future periods. These adjusted financial measures are non-GAAP measures and should be considered in addition to, but not as a substitute for, the information prepared in accordance with US GAAP. Other companies may define these measures in different ways.

Adjusted Group net cash flows excluding financing activities: We exclude deposits in and proceeds from short term investments for the period and exclude the net cash generated from financing activities for the period to derive our adjusted Group net cash flows excluding financing activities. We believe the presentation of adjusted Group net cash flows excluding financing activities provides useful and meaningful information about the change in our cash resources excluding those from financing activities which may present significant period to period differences.

CER: We remove the effects of currency movements from period-to-period comparisons by retranslating the current period's performance at previous period's foreign currency exchange rates. Because we have significant operations in China, the RMB to US dollar exchange rates used for translation may have a significant effect on our reported results. We believe the presentation at CER provides useful and meaningful information because it facilitates period-to-period comparisons of our results and increases the transparency of our underlying performance.

Reconciliation of GAAP change in net cash generated from operating activities to Adjusted Group net cash flows excluding financing activities:

($ in millions)	2024	2023
Net cash generated from operating activities	0.5	219.3
Net cash used in investing activities	(96.0)	(291.1)
Effect of exchange rate changes on cash		
and cash equivalents	(3.4)	(6.5)
Excludes: Deposits in short-term investments	1,848.8	1,627.8
Excludes: Proceeds from short-term investments	(1,769.4)	(1,342.8)
Adjusted Group net cash flows excluding financing		
activities	(19.5)	206.7

Reconciliation of GAAP revenue and net income attributable to HUTCHMED to CER:

($ in millions, except%)	Year Ended December 31,		Change Amount			Change%		
	2024	**2023**	**Actual**	**CER**	**Exchange effect**	**Actual**	**CER**	**Exchange effect**
Consolidated revenue	**630.2**	**838.0**	**(207.8)**	**(197.7)**	**(10.1)**	**-25%**	**-24%**	**-1%**
– Oncology/Immunology*	**363.4**	**528.6**	**(165.2)**	**(161.5)**	**(3.7)**	**-31%**	**-31%**	**–**
* Includes:								
– Products Sales	271.5	164.2	107.3	110.8	(3.5)	65%	67%	-2%
– FRUZAQLA®	110.8	7.2	103.6	103.6	–	1,450%	1,450%	–
– ELUNATE®	86.3	83.2	3.1	4.9	(1.8)	4%	6%	-2%
– SULANDA®	49.0	43.9	5.1	6.1	(1.0)	12%	14%	-2%
– ORPATHYS®	24.5	28.9	(4.4)	(3.8)	(0.6)	-15%	-13%	-2%
– TAZVERIK®	0.9	1.0	(0.1)	–	(0.1)	-8%	-7%	-1%
– Takeda upfront, regulatory milestones and R&D services	67.0	345.9	(278.9)	(278.9)	–	-81%	-81%	–
– Other revenue (R&D services and licensing)	24.9	18.5	6.4	6.6	(0.2)	34%	36%	-2%
– Other Ventures^	**266.8**	**309.4**	**(42.6)**	**(36.1)**	**(6.5)**	**-14%**	**-12%**	**-2%**
^ Includes:								
– Distribution business								
– prescription drugs	262.8	295.4	(32.6)	(26.2)	(6.4)	-11%	-9%	-2%
Non-consolidated joint venture revenue								
– SHPL	393.5	385.5	8.0	18.1	(10.1)	2%	5%	-3%
– MUSKARDIA®	362.3	348.6	13.7	23.0	(9.3)	4%	7%	-3%
Consolidated net income attributable to HUTCHMED								
– Other Ventures	**47.7**	**50.3**	**(2.6)**	**(1.0)**	**(1.6)**	**-5%**	**-2%**	**-3%**
– Consolidated entities	1.2	2.9	(1.7)	(1.6)	(0.1)	-56%	-55%	-1%
– Equity investee								
– SHPL	46.5	47.4	(0.9)	0.6	(1.5)	-2%	1%	-3%

GROUP CAPITAL RESOURCES

LIQUIDITY AND CAPITAL RESOURCES

To date, we have taken a multi-source approach to fund our operations, including through cash flows generated and dividend payments from our Oncology/Immunology and Other Ventures operations, service and milestone and upfront payments from our collaboration partners, bank borrowings, investments from third parties, proceeds from our listings on various stock exchanges and follow-on offerings.

Driven by our strong product sales growth, we continued to generate a net income attributable to HUTCHMED of $37.7 million for the year ended December 31, 2024 (2023: $100.8m).

As of December 31, 2024, we had cash and cash equivalents and short-term investments of $836.1 million, unutilized bank facilities of $60.5 million and $82.8 million in bank borrowings.

Certain of our subsidiaries, including those registered as wholly foreign-owned enterprises in China, are required to set aside at least 10.0% of their after-tax profits to their general reserves until such reserves reach 50.0% of their registered capital. In addition, our joint venture is required to allocate certain of its after-tax profits as determined in accordance with related regulations and its respective articles of association to the reserve funds upon approval by its board.

Profit appropriated to the reserve funds for our subsidiaries and joint venture incorporated in the PRC was approximately $32,000 and $168,000 for the years ended December 31, 2024 and 2023, respectively. In addition, as a result of PRC regulations restricting dividend distributions from such reserve funds and from a company's registered capital, our PRC subsidiaries are restricted in their ability to transfer a certain amount of their net assets to us as cash dividends, loans or advances. This restricted portion amounted to $1.6 million as of December 31, 2024.

In addition, our non-consolidated joint venture, SHPL, held an aggregate of $50.9 million in cash and cash equivalents and no bank borrowings as of December 31, 2024. Such cash and cash equivalents are only accessible by us through dividend payments from the joint venture. The level of dividends declared by the joint venture is subject to agreement each year between us and our joint venture partner based on the profitability and working capital needs of the joint venture.

CASH FLOW

	Year Ended December 31,	
	2024	**2023**
	(in $'000)	
Cash Flow Data:		
Net cash generated from operating activities	497	219,258
Net cash used in investing activities	(96,060)	(291,136)
Net cash (used in)/generated from financing activities	(30,667)	48,660
Net decrease in cash and cash equivalents	(126,230)	(23,218)
Effect of exchange rate changes	(3,401)	(6,471)
Cash and cash equivalents at beginning of the year	283,589	313,278
Cash and cash equivalents at end of the year	153,958	283,589

Net Cash generated from Operating Activities

Net cash generated from operating activities was $219.3 million for the year ended December 31, 2023, compared to $0.5 million for the year ended December 31, 2024. The net change of $218.8 million was attributable to a decrease of $63.1 million in net income attributable to HUTCHMED from $100.8 million for the year ended December 31, 2023 to $37.7 million for the year ended December 31, 2024. The net change was also attributable to changes in working capital of $133.3 million where there was an increase in cash from the working capital of $71.1 million for the year ended December 31, 2023 (primarily due to an increase of $119.8 million in deferred revenue mainly from the receipt of the Takeda upfront payment), as compared to a decrease in cash from the working capital of $62.2 million for the year ended December 31, 2024 (primarily due to an increase in accounts receivable of $38.5 million including regulatory approval milestone payments, royalties and manufacturing revenue from Takeda and a decrease in deferred revenue of $26.0 million including the $30.8 million revenue recognized from the Takeda upfront payment received during the year ended December 31, 2023).

Net Cash used in Investing Activities

Net cash used in investing activities was $291.1 million for the year ended December 31, 2023, compared to $96.1 million for the year ended December 31, 2024. The net change of $195.0 million was primarily attributable to the movement in short-term investments of $205.6 million which had net deposits into short-term investments of $285.0 million for the year ended December 31, 2023, as compared to $79.4 million for the year ended December 31, 2024 with the change due to the $400 million Takeda upfront payment received during the year ended December 31, 2023. The net change was also attributable to a $14.7 million decrease in purchases of property, plant and equipment from $32.6 million for the year ended December 31, 2023 to $17.9 million for the year ended December 31, 2024 primarily due to lower capital expenditures for the Shanghai manufacturing site. The net change was partially offset by a decrease in dividends received from divestment of a former equity investee from $29.5 million for the year ended December 31, 2023 to nil for the year ended December 31, 2024.

Net Cash (used in)/generated from Financing Activities

Net cash generated from financing activities was $48.7 million for the year ended December 31, 2023, compared to net cash used in financing activities of $30.7 million for the year ended December 31, 2024. The net change of $79.4 million was attributable to a decrease of $56.1 million in net amounts drawn from bank borrowings to settle the capital expenditures for the Shanghai manufacturing site and working capital needs of the prescription drug distribution business, from $61.7 million for the year ended December 31, 2023 to $5.6 million for the year ended December 31, 2024. The net change was also attributable to a $27.0 million increase in purchases of shares of the Company by a trustee (which are referred to as "treasury shares" in the Company's financial statements and accounted as treasury shares under applicable accounting standards but do not constitute treasury shares under the Rules Governing the Listing of Securities on HKEX (the "Hong Kong Listing Rules")) for the settlement of equity awards of the Company which totaled $9.1 million for the year ended December 31, 2023, as compared to $36.1 million for the year ended December 31, 2024. The net change was partially offset by an $8.1 million decrease in dividends paid to non-controlling shareholders of subsidiaries from $9.1 million for the year ended December 31, 2023 to $1.0 million for the year ended December 31, 2024.

LOAN FACILITIES

In October 2021, our subsidiary entered into a 10-year fixed asset loan facility agreement with BOC[99] for the provision of a secured credit facility in the amount of RMB754.9 million ($102.5 million) with an annual interest rate at the 5-year China LPR[100] less 0.8% (which was supplemented in June 2022). This credit facility is guaranteed by another subsidiary of the Group, and secured by the underlying leasehold land and buildings (Shanghai manufacturing facility), and includes certain financial covenant requirements. As of December 31, 2024, RMB446.2 million ($60.6 million) was utilized from the fixed asset loan facility.

In October 2024, our subsidiary renewed a short-term unsecured working capital loan facility with BOC in the amount of RMB300.0 million ($40.8 million) with an annual interest rate at the 1-year China LPR less 0.82%. This credit facility includes certain financial covenant requirements. As of December 31, 2024, RMB163.1 million ($22.2 million) was utilized from the loan facility.

Our non-consolidated joint venture SHPL had no bank borrowings outstanding as of December 31, 2024.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

The following table sets forth our contractual obligations as of December 31, 2024. Our purchase obligations relate to property, plant and equipment that are contracted for but not yet paid. Our lease obligations primarily comprise future aggregate minimum lease payments in respect of various factories, warehouse, offices and other assets under non-cancellable lease agreements.

	Payment Due by Period (in $'000)				
	Total	**Less than 1 Year**	**1-3 Years**	**3-5 Years**	**More than 5 Years**
Bank borrowings	82,806	23,372	6,426	20,082	32,926
Interest on bank borrowings	9,506	2,268	3,210	2,631	1,397
Purchase obligations	3,058	3,058	–	–	–
Lease obligations	7,361	3,170	3,980	211	–
	102,731	31,868	13,616	22,924	34,323

SHPL

The following table sets forth the contractual obligations of our non-consolidated joint venture SHPL as of December 31, 2024. SHPL's purchase obligations comprise capital commitments for property, plant and equipment contracted for but not yet paid. SHPL's lease obligations primarily comprise future aggregate minimum lease payments in respect of various offices under non-cancellable lease agreements.

	Payment Due by Period (in $'000)				
	Total	**Less than 1 Year**	**1-3 Years**	**3-5 Years**	**More than 5 Years**
Purchase obligations	741	741	–	–	–
Lease obligations	791	719	66	6	–
	1,532	1,460	66	6	–

FOREIGN EXCHANGE RISK

A substantial portion of our revenue and expenses are denominated in renminbi, and our consolidated financial statements are presented in US dollars. While we do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge our exposure to such risk, any significant fluctuation in the value of renminbi may adversely affect our cash flows, results of operations and financial condition in the future.

The value of the renminbi against the US dollar and other currencies may fluctuate and is affected by, among other things, changes in political, economic and market factors, including but not limited to monetary policies, interest rates, geopolitical relations, tariffs and economic performance. The conversion of renminbi into foreign currencies, including US dollars, has been based on rates set by the PBOC[101]. If we decide to convert renminbi into US dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the US dollar against the renminbi would have a negative effect on the US dollar amounts available to us. On the other hand, if we need to convert US dollars into renminbi for business purposes, e.g. capital expenditures and working capital, appreciation of the renminbi against the US dollar would have a negative effect on the renminbi amounts we would receive from the conversion. In addition, for certain cash and bank balances deposited with banks in the PRC, if we decide to convert them into foreign currencies, they are subject to the rules and regulations of foreign exchange control promulgated by the PRC government.

CREDIT RISK

Substantially all of our bank deposits are in major financial institutions, which we believe are of high credit quality. We limit the amount of credit exposure to any single financial institution. We make periodic assessments of the recoverability of trade and other receivables and amounts due from related parties. Our historical experience in collection of receivables falls within the recorded allowances, and we believe that we have made adequate provision for uncollectible receivables.

INTEREST RATE RISK

We have no significant interest-bearing assets except for bank deposits. Our exposure to changes in interest rates is mainly attributable to our bank borrowings, which bear interest at floating interest rates and expose us to cash flow interest rate risk. We have not used any interest rate swaps to hedge our exposure to interest rate risk. We have performed sensitivity analysis for the effects on our results for the year from changes in interest rates on floating rate borrowings. The sensitivity to interest rates used is based on the market forecasts available at the end of the reporting period and under the economic environments in which we operate, with other variables held constant. According to the analysis, the impact on our results of a 1.0% interest rate shift would be a maximum increase/decrease of $0.8 million for the year ended December 31, 2024.

OFF-BALANCE SHEET ARRANGEMENTS

We did not have during the years presented, and we do not currently have, any material off-balance sheet arrangements.

CONTINGENT LIABILITIES

Other than as disclosed in note 16 to the full year financial statements, the Group does not have any other significant commitments or contingent liabilities.

GEARING RATIO

The gearing ratio of the Group, which was calculated by dividing total interest-bearing loans by total equity, was 10.7% as of December 31, 2024 and 2023.

SIGNIFICANT INVESTMENTS HELD

Except for our investment in a non-consolidated joint venture SHPL with a carrying value of $77.8 million including details below and those as disclosed in note 11 to the full year financial statements, we did not hold any other significant investments in the equity of any other companies as of December 31, 2024.

Place of establishment and operations	Nominal Value of Registered Capital	Equity Interest Attributable to the Group	Principal activities
	(in RMB'000)		
PRC	229,000	50%	Manufacture and distribution of prescription drug products

Our own-brand prescription drugs business under our Other Ventures is operated through SHPL. Dividends received from SHPL for the year ended December 31, 2024 were $34.9 million.

FUTURE PLANS FOR MATERIAL INVESTMENTS AND CAPITAL ASSETS

Note 16 to the financial statements discloses our capital commitment as of December 31, 2024. Subsequent to the construction completion of the drug product facility in Shanghai, certain investments in capital assets in relation to the facility will be made.

MATERIAL ACQUISITIONS AND DISPOSALS OF SUBSIDIARIES, ASSOCIATES AND JOINT VENTURES

During the year ended December 31, 2024, we did not have any other material acquisitions and disposals of subsidiaries, associates and joint ventures.

PLEDGE OF ASSETS

Our 10-year fixed asset loan facility agreement with BOC is secured by the underlying leasehold land and buildings. RMB446.2 million ($60.6 million) was utilized from the fixed asset loan facility as of December 31, 2024.

INFLATION

In recent years, China has not experienced significant inflation, and thus inflation has not had a material impact on our results of operations. According to the National Bureau of Statistics of China, the Consumer Price Index in China increased by 1.8% in 2022, decreased by 0.3% in 2023 and increased by 0.1% in 2024. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

FINAL DIVIDEND

The Board does not recommend any final dividend for the year ended December 31, 2024.

OTHER INFORMATION

SUSTAINABILITY

The key sustainability mission of the Group is to create long-term value for all stakeholders by aligning its sustainability objectives to the strategic development of its businesses. The Board of Directors (the "Board") has the overall responsibility to ensure that sustainability issues are integrated into the operations, strategy and long-term development of the Group. It provides oversight of the sustainability performance of the Group through closely monitoring key sustainability matters and performance indicators, along with trends, risks, and opportunities that may impact the business development of the Group. Supported by the Sustainability Committee, senior management, and sustainability working groups, the Board oversees the management approach to sustainability matters and the formulation of sustainability strategies.

A standalone Sustainability Report of the Company for 2024 will be published alongside the 2024 Annual Report in April 2025 and will include further information on the Group's sustainability initiatives and their performance. It will further discuss the abovementioned sustainability mission and strategies, management approach, progress of goals and targets, material quantitative data, as well as policies and key initiatives of the Group. Over the course of 2025, the Group continues to engage its stakeholders to identify areas for improvement in these sustainability fronts.

HUMAN RESOURCES

As at December 31, 2024, the Group employed approximately 1,810 (December 31, 2023: ~1,990) full time staff members. Staff costs for the year ended December 31, 2024, including directors' emoluments, totaled $190.9 million (2023: $213.7 million).

The Group fully recognizes the importance of high-quality employees in sustaining market leadership. Salary and benefits are kept at competitive levels, while individual performance is rewarded within the general framework of the salary, bonus and incentive system of the Group, which is reviewed annually. Employees are provided with a wide range of benefits that include medical coverage, provident funds and retirement plans, and long-service awards. The Group stresses the importance of staff development and provides training programs on an ongoing basis. Employees are also encouraged to play an active role in community care activities.

CLOSURE OF REGISTER OF MEMBERS

The register of members of the Company will be closed from Thursday, May 8, 2025 to Tuesday, May 13, 2025, both days inclusive, during which period no transfer of shares will be effected. The record date to determine shareholders' entitlement to attend and vote at the 2025 Annual General Meeting (or at any adjournment or postponement thereof) is Thursday, May 8, 2025. All share certificates with completed transfer forms, either overleaf or separately, must be lodged with (a) the Hong Kong Branch Share Registrar of the Company, Computershare Hong Kong Investor Services Limited, at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong or (b) the Principal Share Registrar of the Company, Computershare Investor Services (Jersey) Limited c/o Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol, BS99 6ZY, United Kingdom, no later than 4:30 pm Hong Kong time on Wednesday, May 7, 2025.

AUDIT REPORT ON THE ANNUAL FINANCIAL STATEMENTS

The consolidated financial statements of the Company and its subsidiary companies for the year ended December 31, 2024 prepared in accordance with accounting principles generally accepted in the US have been audited by the Company's auditors, PricewaterhouseCoopers. The unqualified auditor's report is set out on pages 107 to 110 of this annual report. The consolidated financial statements of the Company and its subsidiary companies for the year ended December 31, 2024 have also been reviewed by the Audit Committee of the Company.

IMPORTANT EVENTS AFTER THE REPORTING DATE

Save as disclosed above, no important events affecting the Company occurred since December 31, 2024 and up to the date of this annual report.

INFORMATION ON DIRECTORS

BIOGRAPHICAL DETAILS OF DIRECTORS

Dan ELDAR

Chairman and Non-executive Director

Dr Eldar, aged 71, has been a Non-executive Director of the Company since 2016. He is also the Chairman of the Board, and a member of the Nomination Committee and Technical Committee of the Company. He has more than 30 years of experience as a senior executive, leading global operations in biotechnology, healthcare, telecommunications and water. He is an executive director of Hutchison Water Israel E.P.C Ltd, an associate of CK Hutchison Holdings Limited ("CKHH") Group, which focuses on large scale desalination and hydro-electric projects. Dr Eldar is a director of certain companies controlled by certain substantial shareholders (within the meaning of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), the "SFO") of the Company.

Dr Eldar received a Doctor of Philosophy degree in Government from Harvard University, Master of Arts degree in Government from Harvard University, Master of Arts degree in Political Science and Public Administration from the Hebrew University of Jerusalem and a Bachelor of Arts degree in Political Science from the Hebrew University of Jerusalem.

Weiguo SU

Executive Director, Chief Executive Officer and Chief Scientific Officer

Dr Su, aged 67, has been an Executive Director since 2017 and Chief Executive Officer of the Company since 2022. He has also been Chief Scientific Officer of the Company since 2012. He is also a member of the Technical Committee of the Company. Dr Su has headed all drug discovery and research since he joined the Company, including master-minding the scientific strategy of the Company, being a key leader of the Oncology/Immunology operations, and responsible for the discovery of each and every small molecule drug candidate in our pipeline. Prior to joining the Company in 2005, Dr Su worked with the US research and development department of Pfizer, Inc.

In 2017, Dr Su was granted the prestigious award by the China Pharmaceutical Innovation and Research Development Association (PhIRDA) as one of the Most Influential Drug R&D Leaders in China.

Dr Su received a Bachelor of Science degree in Chemistry from Fudan University in Shanghai and completed a PhD and Post-Doctoral Fellowship in Chemistry at Harvard University under the guidance of Nobel Laureate Professor E. J. Corey.

CHENG Chig Fung, Johnny

Executive Director and Chief Financial Officer



Mr Cheng, aged 58, has been an Executive Director since 2011 and Chief Financial Officer of the Company since 2008. He is a member of the Sustainability Committee of the Company.

Prior to joining the Company, Mr Cheng was vice president, finance of Bristol Myers Squibb in China and was a director of Sino-American Shanghai Squibb Pharmaceuticals Ltd. and Bristol-Myers Squibb (China) Investment Co. Ltd. in Shanghai between late 2006 and 2008.

Mr Cheng started his career as an auditor with Price Waterhouse (currently PricewaterhouseCoopers) in Australia and then KPMG in Beijing before spending eight years with Nestlé China where he was in charge of a number of finance and control functions in various operations. Mr Cheng received a Bachelor of Economics, Accounting Major from the University of Adelaide and is an associate of Chartered Accountants Australia and New Zealand ("CAANZ").

Edith SHIH

Non-executive Director and Company Secretary

Ms Shih, aged 73, has been a Non-executive Director since 2006, the Company Secretary of the Company and the company secretary of Group companies since 2000. She is also chairman of the Sustainability Committee and a member of the Remuneration Committee of the Company. She has over 40 years of experience in legal, regulatory, corporate finance, compliance and corporate governance fields. She is also executive director and company secretary of CKHH. She has been with the Cheung Kong (Holdings) Limited ("CKH") group since 1989 and with Hutchison Whampoa Limited ("HWL") since 1991. Both CKH and HWL were formerly listed on The Stock Exchange of Hong Kong Limited ("HKEX") and became wholly-owned subsidiaries of CKHH in 2015. She has acted in various capacities within the HWL group, including head group general counsel and company secretary of HWL as well as director and company secretary of HWL subsidiaries and associated companies. Ms Shih is in addition a non-executive director of Hutchison Telecommunications Hong Kong Holdings Limited, Hutchison Port Holdings Management Pte. Limited as the trustee-manager of Hutchison Port Holdings Trust and a commissioner of PT Duta Intidaya Tbk. In addition, Ms Shih is a director of certain substantial shareholders (within the meaning of the SFO) of the Company and certain companies controlled by certain substantial shareholders of the Company. The aforementioned companies are either subsidiaries or associated companies of CKHH of which Ms Shih has oversight as a director of CKHH.

Ms Shih holds a Bachelor of Science degree and a Master of Arts degree from the University of the Philippines as well as a Master of Arts degree and a Master of Education degree from Columbia University, New York. She is a solicitor qualified in England and Wales, Hong Kong and Victoria, Australia. She is also a fellow of both The Chartered Governance Institute ("CGI") and The Hong Kong Chartered Governance Institute ("HKCGI"), holding Chartered Secretary and Chartered Governance Professional dual designations.

Ms Shih is a past international president and current member of the Council of CGI as well as a past president and current honorary advisor of HKCGI. Further, she is also chairman of the Process Review Panel for the Accounting and Financial Reporting Council, vice-chairman of the Council of The Hong Kong University of Science and Technology, and a member of the Executive Committee and Council of The Hong Kong Management Association.

INFORMATION ON DIRECTORS

Ling YANG

Non-executive Director

Ms Yang, aged 45, has been a Non-executive Director of the Company since 2023. She has been the managing director of Carlyle since 2017 and its Head of China since 2024. She has been the co-head of Carlyle Asia Healthcare since 2021, in charge of advising in healthcare investment and portfolio activities of Carlyle in China. She is also chairwoman and non-executive director of ADICON Holdings Limited.

Prior to Carlyle Group, Ms Yang worked in private equity at KKR Asia Limited and in investment banking at Goldman Sachs in the US. She was formerly a director of Shenzhen Salubris Pharmaceuticals Co., Ltd.

Ms Yang graduated summa cum laude and is a member of Phi Beta Kappa with a Bachelor's degree in Economics and Computer Science from Smith College and she received her Master of Business Administration degree from Harvard Business School.

Paul Rutherford CARTER

Senior Independent Non-executive Director

Mr Carter, aged 64, has been a senior Independent Non-executive Director of the Company since 2017. He is also chairman of the Remuneration Committee and a member of the Audit Committee and Technical Committee of the Company. He has more than 26 years of experience in the pharmaceutical industry. From 2006 to 2016, Mr Carter served in various senior executive roles at Gilead Sciences, Inc. ("Gilead"), a research-based biopharmaceutical company, with the last position as executive vice president, commercial operations. In this role, Mr Carter headed the worldwide commercial organization responsible for the launch and commercialization of all of the products of Gilead. He also worked as a senior executive at GlaxoSmithKline plc (currently GSK plc.). He is currently a director of Immatics N.V., and the chairman of Kyowa Kirin International Plc and Memo Therapeutics AG. Additionally, he is a retained advisor to several firms active in the life sciences sector. He was formerly a director of Alder BioPharmaceuticals, Inc, Mallinckrodt plc and VectivBio Holding AG.

Mr Carter received a degree in Business Studies from the Ealing School of Business and Management (now merged into University of West London) and is a Fellow of the Chartered Institute of Management Accountants in the United Kingdom.

Renu BHATIA

Independent Non-executive Director



Dr Bhatia, aged 66, has been an Independent Non-executive Director of the Company since May 2024. She is also a member of the Audit Committee and Technical Committee of the Company. She is the chairman and co-founder of Opharmic Technology (HK) Ltd, a company focusing on the development of ultrasound technology for non-invasive drug delivery to the eyes. She is also co-founder of Asia Fintech Angels which invested in early stage fintech companies. In addition, Dr Bhatia is an independent non-executive director of Overstone Associates Limited, a UK based data science provider to financial institutions focused on the art industry.

Dr Bhatia is the chairman of the Listing Committee of HKEX. She also holds positions in public service including membership of the Business Professional Federation Healthcare Committee and acting as an assessor for the Hong Kong Enterprise Support Scheme Assessment Panel of the Innovation and Technology Fund. She was a member of the Board of Review (Inland Revenue Ordinance) and the Cyberport Entrepreneurship Centre Advisory Group. Dr Bhatia started her career in finance at Goldman Sachs and HSBC Asset Management.

Dr Bhatia is a Doctor of Medicine (MBBS) from the University of London and holds a Master of Business Administration degree from Yale University, and a Postgraduate Diploma in Therapeutics and Medicine from The University of Hong Kong.

Chaohong HU

Independent Non-executive Director



Dr Hu, aged 59, has been an Independent Non-executive Director of the Company since November 2024. She is also a member of the Nomination Committee and Technical Committee of the Company. Dr Hu has over 20 years of experience in the development of therapeutic antibodies, antibody-drug conjugates, and vaccines. Throughout her career, she has demonstrated strong leadership and innovative capabilities, leading various research and development initiatives. Dr Hu's expertise spans from early-stage discovery to clinical development and commercialization. She also has a proven track record of successful business development and strategic partnerships, including out-licensing and collaboration. She is currently chief operating officer of D Biotherapeutics, LLC and an owner and principal consultant of Lakebio Consulting, LLC. She was previously executive director and co-chief executive officer of Lepu Biopharma Co., Ltd. from 2020 to 2024. She was also chief executive officer and chairman of the board of Shanghai Miracogen Inc., a company founded by Dr Hu, focusing on the research and development, clinical study and industrialization of new drugs for targeted cancer therapy – antibody-drug conjugates, from 2014 to 2024. She disposed of all her interests in Shanghai Miracogen Inc. in 2020. Prior to founding Shanghai Miracogen Inc., Dr Hu served as a director of the Bioassay Development and Process Analytics department at Seagen Inc., director of Molecular Biology and Clinical Immunology department of GlaxoSmithKline plc (currently GSK plc), and research scientist and director of Molecular Biology and Clinical Immunology department of ID Biomedical Corporation. She was also a postdoctoral fellow of the University of Washington.

Dr Hu holds a Bachelor of Science degree in biochemistry from Wuhan University and a PhD in molecular biology from Institute of Biophysics, Chinese Academy of Sciences.

Graeme Allan JACK

Independent Non-executive Director

Mr Jack, aged 74, has been an Independent Non-executive Director of the Company since 2017. He is also chairman of the Audit Committee and a member of the Nomination Committee and Remuneration Committee of the Company. He has more than 40 years of experience in finance and audit. He retired as partner of PricewaterhouseCoopers in 2006 after a distinguished career with the firm for over 33 years. He is currently an independent non-executive director of CKHH, a substantial shareholder of the Company (within the meaning of the SFO), and The Greenbrier Companies, Inc. He was formerly a director of COSCO SHIPPING Development Co., Ltd. (formerly known as "China Shipping Container Lines Company Limited", an integrated financial services platform principally engaged in vessel and container leasing) and Hutchison Port Holdings Management Pte. Limited as the trustee-manager of Hutchison Port Holdings Trust (a developer and operator of deep water container terminals).

Mr Jack received a Bachelor of Commerce degree from University of New South Wales, Australia and is a fellow of the Hong Kong Institute of Certified Public Accountants ("HKICPA") and an associate of CAANZ.

MOK Shu Kam, Tony

Independent Non-executive Director

Professor Mok, aged 64, has been an Independent Non-executive Director of the Company since 2017. He is also chairman of the Nomination Committee and Technical Committee and a member of the Sustainability Committee of the Company. Professor Mok has more than 35 years of experience in clinical oncology with his main research interest focusing on biomarker and molecular targeted therapy in lung cancer. He is currently Li Shu Fan Medical Foundation named professor and chairman of department of clinical oncology at The Chinese University of Hong Kong.

Professor Mok has contributed to over 300 articles in international peer reviewed journals, as well as multiple editorials and textbooks. In 2018, Professor Mok was the first Chinese to be bestowed with the European Society for Medical Oncology (ESMO) Lifetime Achievement Award, one of the most prestigious international honors and recognitions given to cancer researchers, for his contribution to and leadership in lung cancer research worldwide. In 2023, Professor Mok was awarded The Sixth Fok Ying-Tung Prize – The World Outstanding Chinese Doctor Award, for his contribution in lung cancer research.

Professor Mok is a non-executive director of AstraZeneca PLC, a non-executive independent director of Lunit USA Inc. and a member of the scientific advisory board of Prenetics Global Limited ("Prenetics"). He is co-founder of Sanomics Limited (acquired by ACT Genomics Holdings Ltd. in 2021) and Aurora Tele-Oncology Limited. He is also a director of Insighta Holdings Limited. He was formerly a board director of the American Society of Clinical Oncology ("ASCO"), a steering committee member of the Chinese Society of Clinical Oncology, past president of the International Association for the Study of Lung Cancer, and the chairman of the board of ACT Genomics Holdings Ltd. until it was acquired by Prenetics in 2022. Professor Mok is also closely affiliated with the oncology community in China and has been awarded an Honorary Professorship at Guangdong Province People's Hospital, Guest Professorship at Peking Union Medical College Hospital, Visiting Professorship at Shanghai Jiao Tong University and Distinguished Professorship at Fujian Cancer Hospital. He received his Bachelor of Medical Science degree and a Doctor of Medicine from University of Alberta, Canada. He is also a fellow of the Royal College of Physicians and Surgeons of Canada, Hong Kong College of Physicians, Hong Kong Academy of Medicine, Royal College of Physicians of Edinburgh and ASCO.

WONG Tak Wai

Independent Non-executive Director

Mr Wong, aged 68, has been an Independent Non-executive Director of the Company since March 2025. He is also a member of the Audit Committee of the Company. Mr Wong has over 35 years of extensive experience in accounting, auditing and corporate finance. He has acted in a pivotal role in assisting companies with their stock exchange listings and has been instrumental in completing numerous mergers and acquisitions. After a distinguished career spanning more than three decades, Mr Wong retired as a partner of PricewaterhouseCoopers in 2017.

Mr Wong is currently a non-executive director of Melbourne Enterprises Limited. He was the president and a council member of the HKICPA, chairman of the HKICPA auditing standards committee, and a member of various committees of the International Federation of Accountants. He was also a member of the Sustainable Agricultural Development Fund Advisory Committee.

Mr Wong holds a Bachelor of Commerce degree from University of Otago, New Zealand and is a fellow of the HKICPA and an associate of CAANZ.

CHANGES IN INFORMATION OF DIRECTORS

Pursuant to Rule 13.51B(1) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"), the changes in information of Directors of the Company, as notified to the Company, subsequent to the date of the 2024 Interim Report or the dates of announcements on appointment of Directors are set out below:

Directors	Details of changes
Edith SHIH	Appointed as vice-chairman of the Council of The Hong Kong University of Science and Technology on November 1, 2024
Graeme Allan JACK	Appointed as an independent non-executive director of CKHH on December 13, 2024
Renu BHATIA	Ceased to be a member of the Cyberport Entrepreneurship Centre Advisory Group in December 2024
Chaohong HU	Appointed as a member of the Nomination Committee of the Company on February 4, 2025

INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES OF DIRECTORS AND CHIEF EXECUTIVES

As at December 31, 2024, the interests and short positions of the Directors and chief executives of the Company in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which were notified to the Company and HKEX pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which the Directors and chief executives of the Company were deemed or taken to have under such provisions of the SFO), or which were recorded in the register required to be kept by the Company pursuant to Section 352 of the SFO, or as otherwise notified to the Company and the HKEX pursuant to the Code on Dealings in Shares by Directors adopted by the Company (the "Share Dealings Code") were as follows:

Interests and short positions in the shares, underlying shares and debentures of the Company

Long positions in the shares and underlying shares of the Company

Directors	Capacity	Nature of Interests	Number of Shares/ Underlying Shares Held	Total	Approximate % of Shareholding
Dan ELDAR	Beneficial owner	Personal interest	140,970[1]		
	Beneficiary of a trust	Personal interest	9,690[2]	150,660	0.02%
Weiguo SU	Beneficial owner	Personal interest	10,927,853[3]		
	Beneficiary of a trust	Personal interest	603,731[4]	11,531,584	1.32%
CHENG Chig Fung, Johnny	Beneficial owner	Personal interest	2,695,625[5]		
	Beneficiary of a trust	Personal interest	202,238[6]	2,897,863	0.33%
Edith SHIH	Beneficial owner	Personal interest	1,200,000[7]	1,200,000	0.14%
Paul Rutherford CARTER	Beneficial owner	Personal interest	100,690[8]		
	Beneficiary of a trust	Personal interest	8,235[9]	108,925	0.01%
Renu BHATIA	Beneficial owner	Personal interest	16,000	16,000	0.002%
Graeme Allan JACK	Beneficial owner	Personal interest	77,005[10]		
	Beneficiary of a trust	Personal interest	9,690[11]	86,695	0.01%
MOK Shu Kam, Tony	Beneficial owner	Personal interest	127,015[12]		
	Beneficiary of a trust	Personal interest	9,690[13]	136,705	0.02%

INFORMATION ON DIRECTORS

Notes:

(1)   Includes 19,000 ordinary shares ("Shares") and 24,394 American depositary shares ("ADSs", each representing five Shares) held by Dr Dan Eldar.

(2)   Dr Dan Eldar is interested in 1,938 ADSs as beneficiary of a trust pursuant to Long Term Incentive Plan ("LTIP"), subject to vesting conditions.

(3)   Includes (1) 3,000,000 Shares and 237,063 ADSs held by Dr Weiguo Su, (2) entitlement of Dr Weiguo Su to receive up to 4,765,328 Shares pursuant to the exercise of options granted to him under the 2015 Share Option Scheme of the Company (the "2015 Share Option Scheme"), subject to the vesting conditions of those options, and (3) entitlement of Dr Weiguo Su to receive up to 395,442 ADSs pursuant to the exercise of options granted to him, subject to the vesting conditions of those options. Details of the interests of Dr Weiguo Su in the options are set out on page 60.

(4)   Dr Weiguo Su is interested in 603,731 Shares as beneficiary of a trust pursuant to LTIP, subject to vesting conditions.

(5)   Includes (1) 1,261,460 Shares and 56,693 ADSs held by Mr Cheng Chig Fung, Johnny, (2) entitlement of Mr Cheng Chig Fung, Johnny to receive up to 230,140 ADSs pursuant to the exercise of options granted to him under the 2015 Share Option Scheme, subject to the vesting conditions of those options. Details of the interests of Mr Cheng Chig Fung, Johnny in the options are set out on page 60.

(6)   Mr Cheng Chig Fung, Johnny is interested in 202,238 Shares as beneficiary of a trust pursuant to LTIP, subject to vesting conditions.

(7)   Includes 700,000 Shares and 100,000 ADSs held by Ms Edith Shih.

(8)   Includes 35,240 Shares and 13,090 ADSs held by Mr Paul Rutherford Carter.

(9)   Mr Paul Rutherford Carter is interested in 1,647 ADSs as beneficiary of a trust pursuant to LTIP, subject to vesting conditions.

(10)   Represents 15,401 ADSs held by Mr Graeme Allan Jack.

(11)   Mr Graeme Allan Jack is interested in 1,938 ADSs as beneficiary of a trust pursuant to LTIP, subject to vesting conditions.

(12)   Represents 25,403 ADSs held by Professor Mok Shu Kam, Tony.

(13)   Professor Mok Shu Kam, Tony is interested in 1,938 ADSs as beneficiary of a trust pursuant to LTIP, subject to vesting conditions.

Save as disclosed above, as at December 31, 2024, none of the Directors or chief executives of the Company and their respective associates had any interest or short position in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) as recorded in the register required to be kept by the Company pursuant to Section 352 of the SFO, or as otherwise notified to the Company and the HKEX pursuant to the Share Dealings Code.

DIRECTORS' INTERESTS IN COMPETING BUSINESS

During the year ended December 31, 2024, none of the Directors had any interests in any business (apart from the business of the Company or its subsidiaries) which competes or is likely to compete, either directly or indirectly, with the principal businesses of the Company or its subsidiaries conducted during the year, which would require disclosure under Rule 8.10(2) of the Listing Rules.

INFORMATION ON SENIOR MANAGEMENT

BIOGRAPHICAL DETAILS OF SENIOR MANAGEMENT

Michael Ming SHI

Executive Vice President, Head of R&D and Chief Medical Officer

Dr Shi, aged 59, is the Executive Vice President, Head of R&D and Chief Medical Officer of the Company. He oversees the drug discovery and development of the Company from strategy to execution.

Prior to joining the Company in 2022, Dr Shi was the Global Head of R&D and Chief Medical Officer at Transcenta Holding Limited. Before that, he worked at Novartis for over 15 years, where he held various senior leadership positions including global program clinical head in clinical development. Dr Shi is a member of the American Society of Clinical Oncology, European Society of Medical Oncology, American Society of Hematology, American Association for Cancer Research, Sino-American Pharmaceutical Association and an executive committee member of the US-China Anticancer Association (USCACA). Dr Shi also worked as the program director of genetics variation at National Institutes of Health and was an adjunct assistant professor at the University of Michigan Medical School.

Dr Shi holds a PhD in Molecular Pharmacology and Toxicology from the University of Southern California, and conducted postdoctoral research at the Harvard Medical School. He received his medical education from Peking Union Medical College.

Zhenping WU

Executive Vice President, Pharmaceutical Sciences and Manufacturing

Dr Wu, aged 65, joined the Company in 2008 and is the Executive Vice President of Pharmaceutical Sciences and Manufacturing of the Company. Dr Wu has over 30 years of experience in drug discovery and development. His past positions include senior director of pharmaceutical sciences at Phenomix Corporation, a US-based biotechnology company, director of pharmaceutical development at Pfizer Global Research & Development in California (formerly Agouron Pharmaceuticals) and a group leader at Roche at its Palo Alto site. He is a past chairman and president of the board of the Sino-American Biotechnology and Pharmaceutical Association. Dr Wu received a PhD from the University of Hong Kong and a Master in Business Administration from the University of California at Irvine.

INFORMATION ON SENIOR MANAGEMENT

May Qingmei WANG

Executive Vice President, Business Development & Strategic Alliances

Dr Wang, aged 61, is the Executive Vice President of Business Development and Strategic Alliances of the Company. Prior to joining the Company in 2010, Dr Wang spent 16 years with Eli Lilly where she was the head of Eli Lilly's Asian Biology Research and responsible for establishing and managing research collaborations in China and across Asia. Dr Wang holds numerous patents, has published more than 50 peer-reviewed articles and has given dozens of seminars and plenary lectures. Dr Wang received a PhD in Biochemistry from Purdue University.

Mark Kin Hung LEE

Senior Vice President, Corporate Management and Communications

Mr Lee, aged 47, is the Senior Vice President of Corporate Management and Communications of the Company. He began working in healthcare investment banking in the United States and Europe in 1998 and joined the Company in 2009. Based in the New York and London offices of Credit Suisse, Mr Lee was involved in the execution and origination of mergers, acquisitions, public and private financings and corporate strategy for life science companies such as AstraZeneca, Bristol-Myers Squibb and Genzyme, as well as others medical product and service companies. Mr Lee received his Bachelor's degree in Biochemical Engineering with First Class Honors from University College London, where he was awarded a Dean's Commendation. He also received a Master of Business Administration from the Massachusetts Institute of Technology's Sloan School of Management.

Charles George Rupert NIXON

Group General Counsel

Mr Nixon, aged 55, has been Group General Counsel of the Company since 2015 and has worked with the Company since 2006. Prior to joining the Company, Mr Nixon was group senior legal counsel for Hutchison Whampoa Limited (previously a listed company in Hong Kong and after a restructuring, a subsidiary of CK Hutchison Holdings Limited) in both Hong Kong and London and prior to that senior legal counsel for Three UK, the mobile phone operator. Mr Nixon has been with the CK Hutchison Group since 2001.

Mr Nixon received an LLB (Hons) from Middlesex University and is a qualified solicitor in England & Wales with over 30 years of experience.

DIRECTORS' REPORT

The Directors have pleasure in submitting to shareholders their report and the audited financial statements for the year ended December 31, 2024.

PRINCIPAL ACTIVITIES

The principal activity of the Company is that of a holding company of a biopharmaceutical group with operations in China, the US and Europe. It is focused on the research, development, manufacture and marketing of pharmaceutical products.

BUSINESS REVIEW

A fair review of the business of the Company and its subsidiaries (the "Group") as required under Schedule 5 to the Companies Ordinance (Chapter 622 of the Laws of Hong Kong), comprising a discussion and analysis of the Group's performance during the year, a description of the principal risks and uncertainties facing the Group, particulars of important events affecting the Group that have occurred since the end of the financial year 2024 (if any) as well as an indication of likely future development in the business of the Group are provided in the sections "Chairman's Statement", "Chief Executive Officer's Report", "2024 Full Year Results and Business Updates", "2024 Full Year Financial Results", "Financial Summary" and "Operations Review" on pages 6 to 33 and "Risk Management, Internal Control and Legal and Regulatory Compliance" section in the Corporate Governance Report on pages 72 to 106 of this annual report. Discussions on the Group's environmental policies and performance, the Group's compliance with the relevant laws and regulations that have a significant impact on the Group as well as an account of the Group's key relationships with its stakeholders that have a significant impact on the Group and on which the Group's success depends, are provided in the "Sustainability" section on pages 103 to 106 in the "Corporate Governance Report". All such discussions form part of this report. Further details are set out in the standalone 2024 Sustainability Report.

RESULTS

The Consolidated Statements of Operations are set out on page 112 and show the Group's results for the year ended December 31, 2024.

DIVIDENDS

No interim dividend for the year ended December 31, 2024 was declared and the Directors do not recommend the payment of a final dividend for the year ended December 31, 2024.

RESERVES

Movements in the reserves of the Group during the year ended December 31, 2024 are set out in the Consolidated Statements of Changes in Shareholders' Equity on page 114.

CHARITABLE DONATIONS

Donations to charitable organizations by the Group during the year ended December 31, 2024 amounted to approximately US$2.13 million (2023 – approximately US$2.28 million).

PROPERTY, PLANT AND EQUIPMENT

Particulars of the movements of property, plant and equipment of the Group are set out in note 9 to the Consolidated Financial Statements on page 124.

SHARE CAPITAL

The share capital of the Company is set out in the Consolidated Balance Sheets. Details of the ordinary shares of the Company ("Shares") are set out in note 17 to the Consolidated Financial Statements on page 129.

DIRECTORS' REPORT

DIRECTORS

As at the date of this report, the Board of Directors of the Company (the "Board") comprises 11 Directors:

Chairman and Non-executive Director:

Dan ELDAR

Executive Directors:

Weiguo SU
CHENG Chig Fung, Johnny

Non-executive Directors:

Edith SHIH
Ling YANG

Independent Non-executive Directors:

Paul Rutherford CARTER
Renu BHATIA
Chaohong HU
Graeme Allan JACK
MOK Shu Kam, Tony
WONG Tak Wai

The following changes to the Board composition were effected during 2024 and prior to the date of this report:

(i)   Dr Renu Bhatia was appointed as an Independent Non-executive Director and a member of Technical Committee on May 13, 2024;

(ii)   Mr To Chi Keung, Simon retired as Chairman of the Company, an Executive Director and members of Nomination Committee, Remuneration Committee and Technical Committee on May 17, 2024;

(iii) Dr Dan Eldar was appointed as Chairman of the Company and members of Nomination Committee and Technical Committee on May 17, 2024;

(iv)   Ms Edith Shih was appointed as a member of Remuneration Committee on May 17, 2024;

(v)   Dr Renu Bhatia was appointed as a member of Audit Committee on August 1, 2024;

(vi)   Professor Tony Mok ceased to be a member of Audit Committee on August 1, 2024;

(vii) Dr Chaohong Hu was appointed as an Independent Non-executive Director and a member of Technical Committee on November 21, 2024;

(viii) Dr Chaohong Hu was appointed as a member of Nomination Committee on February 4, 2025; and

(ix)   Mr Wong Tak Wai was appointed as an Independent Non-executive Director and a member of Audit Committee on March 6, 2025.

Mr To Chi Keung, Simon has confirmed that he has no disagreement with the Board and nothing relating to the affairs of the Company needed to be brought to the attention of the shareholders of the Company.

Dr Renu Bhatia, Dr Chaohong Hu and Mr Wong Tak Wai, who were appointed as Independent Non-executive Directors on May 13, 2024, November 21, 2024 and March 6, 2025 respectively, will hold office until the forthcoming annual general meeting pursuant to Article 89(3) of the Articles of Association of the Company and, being eligible, will offer themselves for re-election at the 2025 annual general meeting ("AGM").

The Company's Articles of Association requires not less than one-third of the Directors to retire by rotation at each annual general meeting, and a retiring Director is eligible for re-election. To follow the market practice in the United Kingdom whereby all directors are subject to annual re-election, Dr Dan Eldar, Dr Weiguo Su, Mr Cheng Chig Fung, Johnny, Ms Edith Shih, Ms Ling Yang, Dr Renu Bhatia, Dr Chaohong Hu, Professor Mok Shu Kam, Tony and Mr Wong Tak Wai will all retire at the 2025 AGM and, being eligible, will offer themselves for re-election by shareholders. Mr Paul Rutherford Carter and Mr Graeme Allan Jack will retire at the 2025 AGM and will not offer themselves for re-election at the 2025 AGM.

The Company has received written confirmation from all Independent Non-executive Directors affirming their independence in accordance with the criteria under Rule 3.13 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "HK Listing Rules") as well as Rule 5605(a)(2) of the Nasdaq Listing Rules. The Board considers all the Independent Non-executive Directors to be independent.

The Directors' biographical details are set out on pages 42 to 46.

DIRECTORS' SERVICE CONTRACT

None of the Directors of the Company who are proposed for re-election at the 2025 AGM has a service contract with the Company not terminable by the Company within one year without payment of compensation (other than statutory compensation).

DIRECTORS' MATERIAL INTERESTS IN SIGNIFICANT TRANSACTIONS, ARRANGEMENTS OR CONTRACTS

There were no transactions, arrangements or contracts that are of significance subsisting during or at the end of the year in which a Director of the Company or an entity connected with a Director is or was materially interested, whether directly or indirectly.

CONTINUING CONNECTED TRANSACTIONS

1. Framework Sinopharm Products Supply and Purchase Agreement

    Shanghai Hutchison Whampoa Pharmaceutical Sales Limited (formerly as "Hutchison Whampoa Sinopharm Pharmaceuticals (Shanghai) Company Limited") has been supplying/purchasing prescription drugs to/from Sinopharm Group Co. Ltd., ("Sinopharm") and/or its associates. The Company entered into a framework products supply and purchase agreement with Sinopharm (the "Framework Sinopharm Products Supply and Purchase Agreement") on June 15, 2021 to govern all existing and future (i) supply of products by the Group to Sinopharm and/or its associates and (ii) purchase of products by the Group from Sinopharm and/or its associates.

    According to the terms of the Framework Sinopharm Products Supply and Purchase Agreement, it is set to continue in effect until December 31, 2023 and would be automatically renewed for a successive period of three years thereafter, subject to compliance with the applicable provisions of the HK Listing Rules, unless terminated earlier by not less than one month's prior notice or otherwise in accordance with the terms of the Framework Sinopharm Products Supply and Purchase Agreement. On December 21, 2023, the Company and Sinopharm agreed to renew the Framework Sinopharm Products Supply and Purchase Agreement with effect from January 1, 2024 for a period of three years up to and including December 31, 2026.

    In relation to the supplying of products by the Group, the maximum annual transaction amount receivable by the Group from Sinopharm and/or its associates for the financial years 2024, 2025 and 2026 (as disclosed in the announcement on December 21, 2023) would not exceed US$498.0 million, US$920.8 million and US$1,310.6 million, respectively.

    In relation to the purchase of products by the Group, the maximum annual transaction amount payable by the Group to Sinopharm and/or its associates for the financial years 2024, 2025 and 2026 (as disclosed in the announcement on December 21, 2023) would not exceed US$10.0 million, US$20.0 million and US$30.0 million, respectively.

    As Sinopharm is a substantial shareholder of a subsidiary of the Company, it is a connected person of the Company and the supply to and purchase from Sinopharm of products by the Group constitutes continuing connected transactions of the Company.

2. HBYS Brand License Royalty Agreement

    Hutchison Chinese Medicine Holding Limited ("HCMHL", a subsidiary of the Company) entered into a brand license royalty agreement (as amended and restated) ("HBYS Brand License Royalty Agreement"), pursuant to which HCMHL will pay to Hutchison Whampoa Enterprises Limited ("HWEL", a subsidiary of CK Hutchison Holdings Limited ("CKHH")) an annual fee of HK$12 million in consideration of the grant of the royalty-free right to use the "Hutchison Whampoa" related trade marks and logos by HWEL to Hutchison Whampoa Guangzhou Baiyunshan Chinese Medicine Company Limited ("HBYS") and certain of its subsidiaries, which commenced on the completion date of sale of the entire interest in HBYS by the Company (i.e. September 28, 2021) and up to and including December 31, 2023. On December 21, 2023, the Company and HCMHL agreed to renew the HBYS Brand License Royalty Agreement with effect from January 1, 2024 for a period of three years up to and including December 31, 2026.

    The royalty payable by HCMHL under the HBYS Brand License Royalty Agreement for each year ending December 31 for the duration of the HBYS Brand License Royalty Agreement will be HK$12 million (around US$1.54 million). The aggregate royalty payable under the HBYS Brand License Royalty Agreement (including any renewal thereof) shall not be more than HK$120 million, even if the HBYS Brand License Royalty Agreement is not terminated and continues to be renewed after 10 years.

    As HWEL is a subsidiary of CKHH, it is a connected person of the Company by virtue of being an associate of a substantial shareholder of the Company and the license granted under the HBYS Brand License Royalty Agreement constitutes a continuing connected transaction of the Company.

DIRECTORS' REPORT

The Group believes that the entering into of the transactions under the Framework Sinopharm Products Supply and Purchase Agreement and the HBYS Brand License Royalty Agreement (collectively the "2024 CCTs") will help to achieve business continuity and efficiency.

The annual caps of the 2024 CCTs in respect of the year ended December 31, 2024 and the corresponding aggregate transaction amounts for the year are set out below:

2024 CCTs		Aggregate amount for year ended December 31, 2024 (US$ millions)	Cap Amount (US$ millions)
(1) (a)	Supply of products by the Group under the Framework Sinopharm Products Supply and Purchase Agreement	93.58	498.0
(b)	Purchase of products by the Group under the Framework Sinopharm Products Supply and Purchase Agreement	1.69	10.0
(2)	HBYS Brand License Royalty Agreement	1.54	1.54

The internal audit of the Group has reviewed the 2024 CCTs for the year ended December 31, 2024 and the relevant internal control procedures in respect of the negotiation, review, approval, agreement management, reporting, consolidation and monitoring process of the 2024 CCTs, and is of the view that the 2024 CCTs were conducted in accordance with the terms of the relevant agreements (including the pricing policy/mechanism thereunder), and that the internal control procedures in respect of the 2024 CCTs are sound and effective.

All the Independent Non-executive Directors of the Company, having reviewed the 2024 CCTs for the year ended December 31, 2024 and the findings provided by the Group's internal audit, confirmed that such transactions had been entered into (a) in the ordinary and usual course of business of the Group; (b) on normal commercial terms or better; and (c) according to the respective agreements governing them on terms that are fair and reasonable and in the interests of the shareholders of the Company as a whole.

The Company has engaged its external auditor, PricewaterhouseCoopers, to report on the 2024 CCTs for the year ended December 31, 2024 in accordance with Hong Kong Standard on Assurance Engagements 3000 (Revised) "Assurance Engagements Other Than Audits or Reviews of Historical Financial Information" and with reference to Practice Note 740 "Auditor's Letter on Continuing Connected Transactions under the Hong Kong Listing Rules" issued by the Hong Kong Institute of Certified Public Accountants. Based on the work performed, the external auditor of the Company has confirmed in its letter to the Board that nothing has come to its attention which causes it to believe that:

(i)   the 2024 CCTs have not been approved by the Board;

(ii)   for transactions involving the provision of goods or services by the Group, they were not, in all material respects, in accordance with the pricing policies of the Group;

(iii)   the transactions were not entered into, in all material respects, in accordance with the relevant agreements governing such transactions; and

(iv)   with respect to the aggregate amount of each of the 2024 CCTs, the 2024 CCTs have exceeded the annual cap as set by the Company.

Related party transactions of the Group during the year ended December 31, 2024 are described in note 23 to the financial statements. Except as disclosed above, none of such related party transactions constitutes a non-exempted connected transaction under the HK Listing Rules.

PERMITTED INDEMNITY PROVISIONS

The Articles of Association provides that the Directors shall be indemnified and secured harmless out of the assets and profits of the Company from and against all actions, costs, charges, losses, damages and expenses which they shall or may incur or sustain by or by reason of any act done, concurred in or omitted in or about the execution of their duty. Directors liability insurance is in place for the Directors of the Company and its subsidiaries in respect of potential costs and liabilities arising from claims that may be brought against the Directors. The relevant provisions in the Articles of Association and the Directors' liability insurance were in force during the financial year ended December 31, 2024 and as of the date of this report.

INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES OF DIRECTORS AND CHIEF EXECUTIVES

Interests and short positions in shares, underlying shares and debentures of Directors and chief executives are set out in the section "Information on Directors" on pages 47 to 48.

INTERESTS AND SHORT POSITIONS OF SHAREHOLDERS DISCLOSEABLE UNDER THE SECURITIES AND FUTURES ORDINANCE

So far as the Directors and the chief executives of the Company are aware, as at December 31, 2024, other than the interests of the Directors and the chief executives of the Company as disclosed in the section titled "Directors' Interests and Short Positions in Shares, Underlying Shares and Debentures" under "Information on Directors", the following persons had interests or short positions in the shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) (the "SFO"), or which were recorded in the register required to be kept by the Company under Section 336 of the SFO, or as otherwise notified to the Company and HKEX under Part XV of the SFO:

Interests and short positions of substantial shareholders in the shares and underlying shares of the Company
Long positions and short positions in the shares of the Company

Names	Capacity	Number of Shares Held/Interested	Total	L/S [1]	Approximate % of Shareholding
CKHH[2]	Interest of controlled corporations	332,574,650	332,574,650	(L)	38.16%
CK Hutchison Global Investments Limited ("CKHGIL")[2]	Interest of controlled corporations	332,574,650	332,574,650	(L)	38.16%
Hutchison Whampoa (China) Limited ("HWCL")[2]	Interest of controlled corporations	332,526,710	332,526,710	(L)	38.15%
Hutchison Healthcare Holdings Limited ("HHHL")[2]	Beneficial owner	332,478,770	332,478,770	(L)	38.15%
Deutsche Bank Aktiengesellschaft[3]	Depositary	60,620,715)		(L)	
		60,620,715)		(S)	
	Investment manager	144,500)		(L)	
		)	60,765,215	(L)	6.97%
		)	60,620,715	(S)	6.96%

Notes:

(1)   Long Position (L) / Short Position (S)

(2)   CKHH wholly owns CKHGIL, which holds more than one-third of the issued share capital of HWCL, which wholly owns HHHL. Accordingly, for the purpose of Part XV of the SFO, HWCL is deemed to be interested in the Shares held by HHHL and is deemed to be interested in the Company; CKHGIL is deemed to be interested in the Shares held by HWCL and is deemed to be interested in the Company; and CKHH is deemed to be interested in the Shares held by CKHGIL and is deemed to be interested in the Company.

(i) 332,478,770 Shares were held by HHHL; (ii) 2,397 ADSs (each representing five Shares) were held by Hutchison Capital Holdings Limited ("HCHL"); (iii) 2,397 ADSs were held by Genius Wisdom Limited ("GWL"); (iv) 7,191 ADSs were to be transferred to HCHL upon vesting of the non-performance based LTIP of Mr To Chi Keung, Simon (a former director), subject to vesting conditions, but those LTIP awards lapsed upon the retirement of Mr To on May 17, 2024; and (v) 7,191 ADSs will be transferred to GWL upon vesting of the non-performance based LTIP of Ms Edith Shih, subject to vesting conditions.

HHHL, HCHL and GWL are indirect wholly owned subsidiaries of CKHH. For the purposes of the SFO, CKHH is deemed to be interested in a total of 332,574,650 Shares held by HHHL, HCHL and GWL for the purpose of Part XV of the SFO.

(3)   Deutsche Bank Aktiengesellschaft had an interests in an aggregate of 60,765,215 Shares (long position) and 60,620,715 Shares (short position) in the Company. This included the interests of Deutsche Bank Trust Company Americas acting in its capacity as a depositary of the American depositary receipts program of the Company.

Save as disclosed above, as at December 31, 2024, no other person (other than the Directors and chief executives of the Company) had any interest or short position in the shares or underlying shares of the Company as recorded in the register required to be kept by the Company under Section 336 of the SFO, or as otherwise notified to the Company and the HKEX for the purpose of Part XV of the SFO.

EQUITY-LINKED AGREEMENTS

No equity-linked agreements that will or may result in the Company issuing shares nor require the Company to enter into an agreement that will or may result in the Company issuing shares was entered into by the Company during the year or subsisted at the end of the year.

SHARE OPTION SCHEMES AND DIRECTORS' RIGHTS TO ACQUIRE SHARES

Share option scheme adopted in 2015 by the Company

To replace the share option scheme adopted on June 4, 2005 which expired on June 3, 2016 and since this date no further options have been granted under the 2005 Share Option Scheme, the Company conditionally adopted a share option scheme on annual general meeting held on April 24, 2015 which was amended on April 27, 2020 (the "2015 Share Option Scheme"). The 2015 Share Option Scheme shall be valid until May 12, 2026.

Pursuant to the 2015 Share Option Scheme, the Board of Directors of the Company may, at its discretion, offer any employees and directors (including Executive and Non-executive Directors but excluding Independent Non-executive Directors) of the Company, holding companies of the Company and any of their subsidiaries or affiliates, and subsidiaries or affiliates of the Company share options to subscribe for shares of the Company. Among the Board, only Executive Directors of the Company, Dr Weiguo Su and Mr Cheng Chig Fung, Johnny, have been granted share options under the 2015 Share Option Scheme.

A summary of the 2015 Share Option Scheme is as follows:

(1) **Purpose of the Scheme** – the purpose of the 2015 Share Option Scheme is to provide the Company with a flexible means of either retaining, incentivizing, rewarding, remunerating, compensating and/or providing benefits to 2015 Eligible Persons (as defined below).

(2) **Scheme Administration** – the Remuneration Committee of the Company consists of Mr Paul Rutherford Carter, Mr Graeme Allan Jack and Ms Edith Shih, with Mr Paul Rutherford Carter serving as chairman of the committee. The Remuneration Committee is responsible for considering all material elements of remuneration policy and recommends to the Board the remuneration and incentives of the Directors and key employees with reference to independent remuneration research and professional advice. The Remuneration Committee meets formally at least once each year and otherwise as required and makes recommendations to the Board of Directors on the framework for executive remuneration and on proposals for the granting of share options and other equity incentives. The Board is responsible for implementing these recommendations and agreeing the remuneration packages of individual Executive Directors. No Director is permitted to participate in discussions or decisions concerning his/her own remuneration. Directors are also abstained from voting in respect of his/her own proposed share awards/remuneration, such that no Director is involved in determining his or her own share awards/remuneration.

(3) **Eligible Person** – share options may be granted to a "2015 Eligible Person", being any person who is (or will be on and following the date of offer of the relevant option) a non-executive director (excluding any independent non-executive directors) or an employee or a director holding salaried office or employment under a contract with the Company, its listed parent company and any of its subsidiaries or affiliates, and any holding company, subsidiaries or affiliates of the Company or other companies which the Board determines will be subject to the 2015 Share Option Scheme, who is notified by the Board that he or she is an eligible person.

(4) **No Payment for the Option other than Exercise Price** – share option holders are not required to pay for the grant of any share option other than the exercise price for exercising the options.

(5) **No Holding Period but Vesting Schedule Applies** – unless otherwise determined by the Board and stated in the offer of the grant of share options to a 2015 Eligible Person, there is no minimum period required under the 2015 Share Option Scheme for the holding of a share option but there are vesting periods which apply to the share option before which it cannot be exercised.

(6) **Exercise Price** – subject to any adjustment according to the rules of the 2015 Share Option Scheme, the exercise price shall be, in respect of any share option, the 2015 Market Value (as defined below) of the shares as at the offer date,

where "2015 Market Value" on any particular day means:

(a) where the shares of the same class are admitted to trading on any stock exchange, the higher of:

(i) the average of the closing prices of the shares on the five dealing days immediately preceding the offer date;

(ii) the closing price of the shares as stated on a recognized stock exchange's daily quotations sheet of such shares on the offer date; and

(iii) the nominal value of the shares; or

(b) where the shares of the same class are not admitted to trading on any recognized stock exchange, the value of a share is determined in such manner as the Board considers reasonable according to objective criteria.

(7) **Scheme Limit** – the maximum number of shares which may be allotted and issued pursuant to the 2015 Share Option Scheme is subject to the following:

(a) the total number of shares which may be issued upon the exercise of all options to be granted under the 2015 Share Option Scheme must not in aggregate exceed 4% of the shares in issue as at May 13, 2016, being the date on which the 2015 Share Option Scheme was approved by the shareholders of the Company in a general meeting (the "Scheme Limit"). On April 27, 2020, rules of the 2015 Share Option Scheme was amended to increase the Scheme Limit to 5% of the shares in issue as at the adoption date. The Scheme Limit was also refreshed to 34,528,738 shares, representing about 5% of the shares in issue as at April 27, 2020. Share options lapsed in accordance with the terms of the 2015 Share Option Scheme will not be counted for the purpose of calculating the Scheme Limit;

(b) the Board may refresh the Scheme Limit by reference to the issued share capital of the Company then prevailing with the approval of the shareholders of its listed parent company, if required, under the HK Listing Rules in a general meeting, provided that the total number of the shares which may be issued upon the exercise of share options to be granted under the 2015 Share Option Scheme and any options under any other share option schemes of the Company under the limit as refreshed shall not exceed 10% of the shares in issue at the date on which shareholders of the listed parent company approve the refreshed limit (where applicable). Share options previously granted under the 2015 Share Option Scheme and any other share option schemes of the Company (including those outstanding, canceled, lapsed in accordance with the terms of the relevant scheme, or exercised options) will not be counted for the purpose of calculating the limit as refreshed. As at January 1, 2024 (being the beginning of the financial year) and December 31, 2024 (being the end of the financial year), the total number of the shares available for grant under the 2015 Share Option Scheme were 12,624,443 and 11,834,440 respectively. As at March 19, 2025 (being the date of this annual report), the total number of the shares available for issue under the 2015 Share Option Scheme (including the share options granted but yet to be exercised) was 41,474,713, representing approximately 4.76% of the total number of shares in issue;

(c) share options may be granted to any 2015 Eligible Person(s) specifically identified by the Board which would cause the Scheme Limit (including, for the avoidance of doubt, any such limit as refreshed under paragraph (7)(b) above) to be exceeded, but only with the approval of the shareholders of the Company in a general meeting (and by the shareholders of the listed parent company, if required under the HK Listing Rules), and subject always to paragraphs (7)(d) and below and restrictions on grant to key individuals under the 2015 Share Option Scheme; and

(d) the total number of shares which may be issued upon exercise of all outstanding share options granted and not yet exercised under the 2015 Share Option Scheme, and under any other share option scheme of the Company must not exceed 10% of the shares in issue from time to time.

(8) **Limit of each Eligible Person** – the Board shall not grant any share options (the "Relevant Company Options") to any 2015 Eligible Person which, if exercised, would result in such person becoming entitled to subscribe for such number of shares as, when aggregated with the total number of shares already issued or to be issued to him/her under all share options (including both exercised and outstanding share options) granted to him/her in the 12-month period up to, and including, the offer date of the Relevant Company Options, exceeds 1% of the shares in issue at such date; but notwithstanding the aforesaid, the Board may grant the Relevant Company Options to any 2015 Eligible Person(s) which would cause the aforesaid limit to be exceeded, but only with the approval of the shareholders of the listed parent company in a general meeting (with such 2015 Eligible Person and his/her associates abstaining from voting) and subject to paragraph (7)(d) above.

Subject to and in accordance with the rules of the 2015 Share Option Scheme, a share option may be exercised during a period which is notified at the offer date of the share option, such period will not exceed the period of 10 years from such offer date.

DIRECTORS' REPORT

Particulars of share options outstanding under the 2015 Share Option Scheme at the beginning and at the end of the year 2024 and share options granted, exercised, canceled or lapsed under the 2015 Share Option Scheme during 2024 were as follows:

Name or category of participants	Date of grant of share options	Number of share options held as at January 1, 2024	Granted during the year ended December 31, 2024	Exercised during the year ended December 31, 2024	Lapsed/ canceled during the year ended December 31, 2024	Number of share options held as at December 31, 2024	Exercise period of share options	Exercise price of share options	Price of Share prior to the grant date of share options	prior to the exercise date of share options
Director										
Weiguo SU	Mar 27, 2017 [1]	1,000,000	–	–	–	1,000,000	Mar 27, 2017 to Mar 26, 2027	£3.105 per share	£3.000 [2] per share	N/A
	Mar 19, 2018 [1]	1,000,000	–	–	–	1,000,000	Mar 19, 2018 to Mar 18, 2028	£4.974 per share	£4.890 [2] per share	N/A
	Apr 28, 2020 [1]	789,700 (=157,940 ADS)	–	–	–	789,700 (=157,940 ADS)	Apr 28, 2020 to Apr 27, 2030	US$22.090 per ADS	US$21.920 per ADS	N/A
	Dec 14, 2020 [1]	18,960 (=3,792 ADS)	–	–	–	18,960 (=3,792 ADS)	Dec 14, 2020 to Dec 13, 2030	US$29.000 per ADS	US$28.160 per ADS	N/A
	Mar 26, 2021 [1]	282,400 (=56,480 ADS)	–	–	–	282,400 (=56,480 ADS)	Mar 26, 2021 to Mar 25, 2031	US$27.940 per ADS	US$27.640 per ADS	N/A
	Dec 14, 2021 [1]	24,930 (=4,986 ADS)	–	–	–	24,930 (=4,986 ADS)	Dec 14, 2021 to Dec 13, 2031	US$35.210 per ADS	US$35.064 per ADS	N/A
	May 23, 2022 [3]	861,220 (=172,244 ADS)	–	–	–	861,220 (=172,244 ADS)	May 23, 2022 to May 22, 2032	US$10.750 per ADS	US$10.910 per ADS	N/A
	Mar 13, 2024 [4]	–	1,359,561	–	–	1,359,561	Mar 13, 2024 to Mar 12, 2034	HK$28.350 per share	HK$25.400 per share	N/A
	Aug 5, 2024 [5]	–	1,405,767	–	–	1,405,767	Aug 5, 2024 to Aug 4, 2034	HK$29.200 per share	HK$28.800 per share	N/A
CHENG Chig Fung, Johnny	Apr 28, 2020 [1]	401,900 (=80,380 ADS)	–	–	–	401,900 (=80,380 ADS)	Apr 28, 2020 to Apr 27, 2030	US$22.090 per ADS	US$21.920 per ADS	N/A
	Mar 26, 2021 [1]	240,500 (=48,100 ADS)	–	–	–	240,500 (=48,100 ADS)	Mar 26, 2021 to Mar 25, 2031	US$27.940 per ADS	US$27.640 per ADS	N/A
	May 23, 2022 [1]	446,600 (=89,320 ADS)	–	–	–	446,600 (=89,320 ADS)	May 23, 2022 to May 22, 2032	US$10.750 per ADS	US$10.910 per ADS	N/A
	Jun 5, 2023 [1]	61,700 (=12,340 ADS)	–	–	–	61,700 (=12,340 ADS)	Jun 5, 2023 to Jun 4, 2033	US$12.510 per ADS	US$12.667 per ADS	N/A

Name or category of participants	Date of grant of share options	Number of share options held as at January 1, 2024	Granted during the year ended December 31, 2024	Exercised during the year ended December 31, 2024	Lapsed/ canceled during the year ended December 31, 2024	Number of share options held as at December 31, 2024	Exercise period of share options	Exercise price of share options	Price of Share	
									prior to the grant date of share options	prior to the exercise date of share options
Employees in aggregate	Apr 20, 2018 [1]	3,840,760	–	–	(61,560)	3,779,200	Apr 20, 2018 to Apr 19, 2028	£4.645 per share	£4.590 [2] per share	N/A
	Jun 6, 2018 [1]	122,450	–	–	–	122,450	Jun 6, 2018 to Jun 5, 2028	£4.166 per share	£4.110 [2] per share	N/A
	Oct 19, 2018 [1]	80,000	–	–	–	80,000	Oct 19, 2018 to Oct 18, 2028	£4.610 per share	£4.600 [2] per share	N/A
	May 21, 2019 [1]	100,000	–	–	(100,000)	–	May 21, 2019 to May 20, 2029	£4.220 per share	£4.175 [2] per share	N/A
	Oct 9, 2019 [1]	1,060,000	–	–	(80,000)	980,000	Oct 9, 2019 to Oct 8, 2029	£2.978 per share	£2.950 [2] per share	N/A
	Dec 11, 2019 [1]	400,000	–	–	–	400,000	Dec 11, 2019 to Dec 10, 2029	£3.592 per share	£3.600 [2] per share	N/A
	Apr 20, 2020 [1]	185,000	–	–	(100,000)	85,000	Apr 20, 2020 to Apr 19, 2030	£3.340 per share	£3.060 [2] per share	N/A
	Apr 28, 2020 [1]	5,809,700 (=1,161,940 ADS)	–	–	(427,000) (=85,400 ADS)	5,382,700 (=1,076,540 ADS)	Apr 28, 2020 to Apr 27, 2030	US$22.090 per ADS	US$21.920 per ADS	N/A
	Aug 11, 2020 [1]	255,000 (=51,000 ADS)	–	–	(175,000) (=35,000 ADS)	80,000 (=16,000 ADS)	Aug 11, 2020 to Aug 10, 2030	US$32.820 per ADS	US$32.320 per ADS	N/A
	Dec 14, 2020 [1]	917,010 (=183,402 ADS)	–	–	(210,000) (=42,000 ADS)	707,010 (=141,402 ADS)	Dec 14, 2020 to Dec 13, 2030	US$29.000 per ADS	US$28.160 per ADS	N/A
	Mar 26, 2021 [1]	4,694,700 (=938,940 ADS)	–	–	(473,000) (=94,600 ADS)	4,221,700 (=844,340 ADS)	Mar 26, 2021 to Mar 25, 2031	US$27.940 per ADS	US$27.640 per ADS	N/A
	Sep 1, 2021 [1]	326,000 (=65,200 ADS)	–	–	(80,000) (=16,000 ADS)	246,000 (=49,200 ADS)	Sep 1, 2021 to Aug 31, 2031	US$39.740 per ADS	US$37.564 per ADS	N/A
	Dec 14, 2021 [1]	412,625 (=82,525 ADS)	–	–	(285,000) (=57,000 ADS)	127,625 (=25,525 ADS)	Dec 14, 2021 to Dec 13, 2031	US$35.210 per ADS	US$35.064 per ADS	N/A
	May 23, 2022 [1]	3,385,300 (=677,060 ADS)	–	(234,575) (=46,915 ADS)	(324,600) (=64,920 ADS)	2,826,125 (=565,225 ADS)	May 23, 2022 to May 22, 2032	US$10.750 per ADS	US$10.910 per ADS	US$18.30 [6] per ADS
	Sep 13, 2022 [1]	1,675,000 (= 335,000 ADS)	–	(75,000) (=15,000 ADS)	(25,000) (=5,000 ADS)	1,575,000 (= 315,000 ADS)	Sep 13, 2022 to Sep 12, 2032	US$13.140 per ADS	US$13.077 per ADS	US$19.49 per ADS
	Jun 5, 2023 [1]	1,145,200 (=229,040 ADS)	–	(35,250) (=7,050 ADS)	(175,725) (=35,145 ADS)	934,225 (=186,845 ADS)	Jun 5, 2023 to Jun 4, 2033	US$12.510 per ADS	US$12.667 per ADS	US$18.49 [6] per ADS
	Aug 5, 2024 [1]	–	200,000	–	–	200,000	Aug 5, 2024 to Aug 4, 2034	HK$29.200 per share	HK$28.800 per ADS	N/A
Total:		29,536,655	2,965,328	(344,825)	(2,516,885)	29,640,273				

DIRECTORS' REPORT

Effective from May 30, 2019, each ordinary share of US$1.00 each of the Company was subdivided into 10 new Shares of US$0.10 each (the "Share Subdivision"). Accordingly, adjustments have been made to the number of share options by multiplying the number by 10 and to the share price and exercise price by dividing the price by 10 pursuant to the terms of the 2015 Share Option Scheme.

The share options granted between April 28, 2020 and June 5, 2023 were in the form of ADS and the relevant exercise prices were stated in US dollars per ADS. For disclosure purposes, these share options are presented in the form of Shares. Each ADS represents five Shares.

Notes:

(1)   The share options granted are exercisable subject to, amongst other relevant vesting criteria, the vesting schedule of 25% on each of the first, second, third and fourth anniversaries of the date of grant of share options.

(2)   The stated prices were the adjusted prices as a result of the Share Subdivision. The prices prior to the adjustment were closing prices of the shares quoted on AIM on the trading day immediately prior to the respective dates of grant of share options.

(3)   The exercise of the share options is conditional upon the fulfilment of certain performance targets relating to the Group over the financial years 2022 to 2024 (the "Performance Targets"). The number of share options to be exercisable will be determined on the date of announcement of the annual results of the Company for the financial year ended December 31, 2024 (the "2024 Results Announcement"). Vesting will occur two business days after the 2024 Results Announcement. The Performance Targets have been determined by the Board and specified in the grant letter of Dr Weiguo Su. To the extent that the Performance Targets have not been met, the relevant number of share options granted to Dr Weiguo Su will lapse.

(4)   The exercise of the share options is conditional upon the fulfilment of certain performance targets relating to the Group over the financial years 2023 to 2025 (the "Performance Targets"). The number of share options to be exercisable will be determined on the date of announcement of the annual results of the Company for the financial year ending December 31, 2025 (the "2025 Results Announcement"). Vesting will occur two business days after the 2025 Results Announcement. The Performance Targets have been determined by the Board and specified in the grant letter of Dr Weiguo Su. To the extent that the Performance Targets have not been met, the relevant number of share options granted to Dr Weiguo Su will lapse.

(5)   The exercise of the share options is conditional upon the fulfilment of certain performance targets relating to the Group over the financial years 2024 to 2026 (the "Performance Targets"). The number of share options to be exercisable will be determined on the date of announcement of the annual results of the Company for the financial year ending December 31, 2026 (the "2026 Results Announcement"). Vesting will occur two business days after the 2026 Results Announcement. The Performance Targets have been determined by the Board and specified in the grant letter of Dr Weiguo Su. To the extent that the Performance Targets have not been met, the relevant number of share options granted to Dr Weiguo Su will lapse.

(6)   The stated price was the weighted average closing price of the Shares immediately before the dates on which the share options were exercised.

The fair values of share options granted during the period were determined using two methods: (i) the Monte Carlo Simulation Model for performance related share options; and (ii) the Polynomial Model for non-performance related share options. The fair values and the assumptions used were as follows:

Value of each share option (weighted average)	US$1.29
Significant inputs into the valuation model (weighted average):	
Exercise price (in US$ per share)	US$3.69
Share price at effective grant date (in US$ per share)	US$3.69
Expected volatility	54.7%
Risk-free interest rate	3.86%
Contractual life of share options	10 years
Expected dividend yield	0%

The volatility of the underlying stock during the life of the share options was estimated with reference to the historical volatility prior to the issuance of share options. Changes in such subjective input assumptions could affect the fair value estimate.

The number of ordinary shares that may be issued in respect of options granted under the 2015 Share Option Scheme during the 2024 financial year divided by the weighted average number of ordinary shares in issue for the year was 0.35%.

As at December 31, 2024, the Company had 29,640,273 share options outstanding under the 2015 Share Option Scheme.

LONG TERM INCENTIVE PLAN

The Company adopted a Long Term Incentive Plan ("LTIP") on April 24, 2015. The purposes of the LTIP are to attract skilled and experienced personnel, to incentivize them to remain with the Company and to motivate them to strive for the future development and expansion of the Company. The Company grants awards under the LTIP (the "LTIP Award(s)") to participating directors or employees giving them a conditional right to receive Shares of the Company or the equivalent ADS (collectively the "Awarded Shares") or cash payment. Shares or ADSs up to the required number of the Awarded Shares will be purchased by an independent third party trustee (the "Trustee") in the market up to a cash amount. Such LTIP Awards are not satisfied out of new Shares, as is the case with the share options.

A summary of the LTIP is as follows:

(1) **Participants** – any employee of the Company and its subsidiaries and affiliates of the Company and any director of the Company and its subsidiaries, who the board of directors of the Company (the "Board") considers in its absolute discretion have contributed or will contribute to the Group will be eligible to participate in the LTIP (the "Participants"). Computershare Trustees (Jersey) Limited (the "Trustee") has been appointed by the Company to assist with the administration and vesting of the LTIP Awards.

(2) **Plan Administration** – the Remuneration Committee meets and makes recommendations to the Board of Directors on proposals for the granting of LTIP Awards. The Board of Directors is responsible for implementing these recommendations. No Director is permitted to participate in discussions concerning his/her own LTIP Awards. Directors are also abstained from voting in respect of his/her own proposed LTIP Awards, such that no Director is involved in determining his/her own LTIP Awards. Any Awarded Shares bought to satisfy any LTIP Award are purchased by the Trustee of the LTIP, and such Awarded Shares are held by the Trustee on behalf of the awardee until the LTIP Awards have vested.

Summary of the Different Types of LTIP Awards

Participants – Eligibility	LTIP Award – Non-performance Based/Performance Based	Awarded Shares Bought by Trustee and held by Trustee until vested	Vesting Period/Schedule
Salaried Executive Directors (including Chief Executive Officer, Chief Financial Officer, Chief Scientific Officer) and employees	Annual performance based award, tied to annual performance targets	Cash amount determined based on achievement of annual performance targets, used by Trustee to buy Awarded Shares in the market	100% vests around three years after the date of grant
Chairman, Non-executive Directors and Independent Non-executive Directors and certain employees	Non-performance based award	Cash amount awarded used by Trustee to buy Awarded Shares in the market	Mainly 25% of the LTIP Awards vests annually in equal amounts over a four-year period

(3) **No Payment for the LTIP Award** – No payment is required by the Participants for the LTIP Awards.

(4) **Vesting of LTIP Awards** – vesting will depend upon continued employment of the award holder with the Group and will otherwise be at the discretion of the Board of Directors of the Company. Such LTIP Awards can be either performance based awards or non-performance based awards. For awards to salaried Executive Directors and employees, these are mainly performance based awards and typically 100% vests around three years after the date of grant. In relation to any awards to the Independent Non-executive Directors, these are strictly non-performance based awards and typically vest 25% annually in equal amounts over a four-year period.

(5) **Performance Based LTIP Awards** – in relation to salaried Executive Directors and employees, the Company grants performance based awards which are subject to change based on annual performance targets which vary by award, and may include targets for shareholder returns, revenues, net income/(loss) after taxes and the achievement of clinical, regulatory, business development and manufacturing milestones. Upon determination of the annual performance targets, the Company will pay a determined monetary amount, up to the maximum cash amount based on the actual achievement of the performance target specified in the LTIP Award, to the Trustee to purchase the Awarded Shares. These type of annual performance based awards typically vest 100% three years after the date of grant.

DIRECTORS' REPORT

(6) **LTIP Limit** – At the annual general meeting of the Company held on April 27, 2022, the scheme mandate limit under the LTIP was refreshed to 43,226,542 Shares, representing 5% of the shares in issue as at April 27, 2022. As at March 19, 2025 (being the date of this annual report), 27,959,268 Shares, representing 3.21% of the shares in issue as at March 19, 2025, remains available under the scheme mandate limit. There is no maximum entitlement of each Participant specified under the LTIP.

(7) **Remaining term of the LTIP** – The LTIP shall be valid for a period commencing on the adoption date on April 24, 2015 and expiring on the 10th anniversary. It will expire on April 24, 2025.

Particulars of LTIP Awards balance at the beginning and at the end of the year 2024 and LTIP Awards granted, vested, canceled or lapsed under the LTIP during 2024 are as follows:

Name or category of Participants	Date of grant of LTIP Awards [1]	Maximum amount stipulated in the LTIP Awards as at date of grant	Unvested LTIP Awards as at January 1, 2024	Awarded Shares purchased by Trustee during the year ended December 31, 2024 [2]	Maximum amount stipulated in the LTIP Awards granted during the year ended December 31, 2024	Vested during the year ended December 31, 2024 [3]	Lapsed/ canceled during the year ended December 31, 2024	Unvested LTIP Awards as at December 31, 2024	Vesting Period of LTIP Awards	Price of ADS prior to the grant date of LTIP Awards [4]	Price of ADS prior to the vesting date of LTIP Awards [5]
Director											
Dan ELDAR	Apr 20, 2020 (Non-performance based awards)	US$200,000	2,397 ADS	–	–	(2,397 ADS)	–	–	25% of LTIP Awards vesting on each of Apr 20, 2021, Apr 20, 2022, Apr 20, 2023, Apr 20, 2024	N/A	US$16.50
	Oct 20, 2021 (Non-performance based awards)	US$250,000	3,876 ADS	–	–	(1,938 ADS)	–	1,938 ADS	25% of LTIP Awards vesting on each of Oct 20, 2022, Oct 20, 2023, Oct 20, 2024, Oct 20, 2025	N/A	US$20.90
TO Chi Keung, Simon [6]	Apr 20, 2020 (Non-performance based awards)	US$200,000	2,397 ADS	–	–	(2,397 ADS)	–	–	25% of LTIP Awards vesting on each of Apr 20, 2021, Apr 20, 2022, Apr 20, 2023, Apr 20, 2024	N/A	US$16.50
	Oct 20, 2021 (Non-performance based awards)	US$250,000	3,876 ADS	–	–	–	(3,876 ADS)	–	25% of LTIP Awards vesting on each of Oct 20, 2022, Oct 20, 2023, Oct 20, 2024, Oct 20, 2025	N/A	N/A

Name or category of Participants	Date of grant of LTIP Awards [1]	Maximum amount stipulated in the LTIP Awards as at date of grant	Unvested LTIP Awards as at January 1, 2024	Awarded Shares purchased by Trustee during the year ended December 31, 2024 [2]	Maximum amount stipulated in the LTIP Awards granted during the year ended December 31, 2024	Vested during the year ended December 31, 2024 [3]	Lapsed/ canceled during the year ended December 31, 2024	Unvested LTIP Awards as at December 31, 2024	Vesting Period of LTIP Awards	Price of ADS prior to the grant date of LTIP Awards [4]	Price of ADS prior to the vesting date of LTIP Awards [5]
Weiguo SU	Mar 26, 2021 (Performance period: 2021)	US$1,622,123	93,545 ADS	–	–	(93,545 ADS)	–	–	Mar 4, 2024	N/A	US$15.15
	Jun 5, 2023 (Performance period: 2023)	US$3,289,770 [7]	–	524,079 Shares (=104,816 ADS)	–	–	–	524,079 Shares (=104,816 ADS)	All LTIP Awards will vest in Feb/Mar 2026	N/A	N/A
	Mar 13, 2024 (Non-performance based awards)	US$500,000 [8]	–	79,652 Shares (=15,930 ADS)	US$500,000	–	–	79,652 Shares (=15,930 ADS)	25% of LTIP Awards vesting on each of Mar 13, 2025, Mar 13, 2026, Mar 13, 2027, Mar 13, 2028	US$16.33	N/A
	Aug 5, 2024 (Performance period: 2024, 2025 & 2026)	US$3,348,180	–	To be determined [9]	US$3,348,180	–	–	–	All LTIP Awards will vest in 2027, three weeks after the date of completion of the share purchase for the awards for the financial year ending December 31, 2026.	US$18.13	N/A
CHENG Chig Fung, Johnny	Mar 26, 2021 (Performance period: 2021)	US$657,211	15,141 ADS	–	–	(15,141 ADS)	–	–	Mar 4, 2024	N/A	US$15.15
	Jun 5, 2023 (Performance period: 2023)	US$698,224	–	202,238 Shares (=40,448 ADS)	–	–	–	202,238 Shares (=40,448 ADS)	All LTIP Awards will vest in Feb/Mar 2026	N/A	N/A
	Aug 5, 2024 (Performance period: 2024, 2025 & 2026)	US$759,951	–	To be determined [9]	US$759,951	–	–	–	All LTIP Awards will vest in 2027, three weeks after the date of completion of the share purchase for the awards for the financial year ending December 31, 2026	US$18.13	N/A

Name or category of Participants	Date of grant of LTIP Awards [1]	Maximum amount stipulated in the LTIP Awards as at date of grant	Unvested LTIP Awards as at January 1, 2024	Awarded Shares purchased by Trustee during the year ended December 31, 2024 [2]	Maximum amount stipulated in the LTIP Awards granted during the year ended December 31, 2024	Vested during the year ended December 31, 2024 [3]	Lapsed/ canceled during the year ended December 31, 2024	Unvested LTIP Awards as at December 31, 2024	Vesting Period of LTIP Awards	Price of ADS prior to the grant date of LTIP Awards [4]	Price of ADS prior to the vesting date of LTIP Awards [5]
Edith SHIH [10]	Apr 20, 2020 (Non-performance based awards)	US$200,000	2,397 ADS	–	–	(2,397 ADS)	–	–	25% of LTIP Awards vesting on each of Apr 20, 2021, Apr 20, 2022, Apr 20, 2023, Apr 20, 2024	N/A	US$16.50
	Oct 20, 2021 (Non-performance based awards)	US$250,000	3,876 ADS	–	–	(1,938 ADS)	–	1,938 ADS	25% of LTIP Awards vesting on each of Oct 20, 2022, Oct 20, 2023, Oct 20, 2024, Oct 20, 2025	N/A	US$20.90
Paul Rutherford CARTER	Apr 20, 2020 (Non-performance based awards)	US$200,000 [11]	2,038 ADS	–	–	(2,038 ADS)	–	–	25% of LTIP Awards vesting on each of Apr 20, 2021, Apr 20, 2022, Apr 20, 2023, Apr 20, 2024	N/A	US$16.50
	Oct 20, 2021 (Non-performance based awards)	US$250,000 [12]	3,294 ADS	–	–	(1,647 ADS)	–	1,647 ADS	25% of LTIP Awards vesting on each of Oct 20, 2022, Oct 20, 2023, Oct 20, 2024, Oct 20, 2025	N/A	US$20.90
Graeme Allan JACK	Apr 20, 2020 (Non-performance based awards)	US$200,000	2,397 ADS	–	–	(2,397 ADS)	–	–	25% of LTIP Awards vesting on each of Apr 20, 2021, Apr 20, 2022, Apr 20, 2023, Apr 20, 2024	N/A	US$16.50
	Oct 20, 2021 (Non-performance based awards)	US$250,000	3,876 ADS	–	–	(1,938 ADS)	–	1,938 ADS	25% of LTIP Awards vesting on each of Oct 20, 2022, Oct 20, 2023, Oct 20, 2024, Oct 20, 2025	N/A	US$20.90

Name or category of Participants	Date of grant of LTIP Awards [1]	Maximum amount stipulated in the LTIP Awards as at date of grant	Unvested LTIP Awards as at January 1, 2024	Awarded Shares purchased by Trustee during the year ended December 31, 2024 [2]	Maximum amount stipulated in the LTIP Awards granted during the year ended December 31, 2024	Vested during the year ended December 31, 2024 [3]	Lapsed/ canceled during the year ended December 31, 2024	Unvested LTIP Awards as at December 31, 2024	Vesting Period of LTIP Awards	Price of ADS prior to the grant date of LTIP Awards [4]	Price of ADS prior to the vesting date of LTIP Awards [5]
MOK Shu Kam, Tony	Apr 20, 2020 (Non-performance based awards)	US$200,000	2,397 ADS	–	–	(2,397 ADS)	–	–	25% of LTIP Awards vesting on each of Apr 20, 2021, Apr 20, 2022, Apr 20, 2023, Apr 20, 2024	N/A	US$16.50
	Oct 20, 2021 (Non-performance based awards)	US$250,000	3,876 ADS	–	–	(1,938 ADS)	–	1,938 ADS	25% of LTIP Awards vesting on each of Oct 20, 2022, Oct 20, 2023, Oct 20, 2024, Oct 20, 2025	N/A	US$20.90
Other employees in aggregate	Apr 20, 2020 (Non-performance based awards)	US$650,000	3,203 ADS	–	–	(3,203 ADS)	–	–	25% of LTIP Awards vesting on each of Apr 20, 2021, Apr 20, 2022, Apr 20, 2023, Apr 20, 2024	N/A	US$16.50
	Mar 26, 2021 (Performance period: 2021)	US$55,031,831	1,978,799 ADS	–	–	(1,940,474 ADS)	(38,325 ADS)	–	Mar 4, 2024	N/A	US$15.15
	Sep 1, 2021 (Performance period: 2021)	US$7,279,340	124,043 ADS	–	–	(124,043 ADS)	–	–	Mar 4, 2024	N/A	US$15.15
	Sep 1, 2021 (Non-performance based awards)	US$503,077	6,223 ADS	–	–	(3,111 ADS)	–	3,112 ADS	25% of LTIP Awards vesting on each of Sep 1, 2022, Sep 1, 2023, Sep 1, 2024, Sep 1, 2025	N/A	US$17.45
	May 23, 2022 (Performance period: 2022)	US$56,484,593	901,493 ADS	–	–	–	(159,223 ADS)	742,270 ADS	All LTIP Awards will vest in Mar 2025	N/A	N/A
	Sep 13, 2022 (Performance period: 2022)	US$3,789,159	54,423 ADS	–	–	–	(7,945 ADS)	46,478 ADS	All LTIP Awards will vest in Mar 2025	N/A	N/A

Name or category of Participants	Date of grant of LTIP Awards [1]	Maximum amount stipulated in the LTIP Awards as at date of grant	Unvested LTIP Awards as at January 1, 2024	Awarded Shares purchased by Trustee during the year ended December 31, 2024 [2]	Maximum amount stipulated in the LTIP Awards granted during the year ended December 31, 2024	Vested during the year ended December 31, 2024 [3]	Lapsed/ canceled during the year ended December 31, 2024	Unvested LTIP Awards as at December 31, 2024	Vesting Period of LTIP Awards	Price of ADS prior to the grant date of LTIP Awards [4]	Price of ADS prior to the vesting date of LTIP Awards [5]
	Sep 13, 2022 (Non-performance based awards)	US$1,730,000	83,799 ADS	–	–	(27,933 ADS)	–	55,866 ADS	25% of LTIP Awards vesting on each of Sep 13, 2023, Sep 13, 2024, Sep 13, 2025, Sep 13, 2026	N/A	US$16.68
	Jun 5, 2023 (Performance period: 2023)	US$50,947,774	–	10,971,055 Shares (=2,194,211 ADS)	–	–	(1,091,489 Shares) (=218,298 ADS)	9,879,566 Shares (=1,975,913 ADS)	All LTIP Awards will vest in Feb/Mar 2026	N/A	N/A
	Mar 13, 2024 (Non-performance based awards)	US$200,000	–	57,929 Shares (=11,586 ADS)	US$200,000	–	–	57,929 Shares (=11,586 ADS)	25% of LTIP Awards vesting on each of Mar 13, 2025, Mar 13, 2026, Mar 13, 2027, Mar 13, 2028	US$16.33	N/A
	Aug 5, 2024 (Performance period: 2024, 2025 & 2026)	US$15,195,886	–	To be determined [9]	US$15,195,886	–	–	–	All LTIP Awards will vest in 2027, three weeks after the date of completion of the share purchase for the awards for the financial year ending December 31, 2026	US$18.13	N/A
	Aug 5, 2024 (Non-performance based awards)	US$319,570	–	85,364 Shares (= 17,073 ADS)	US$319,570	–	–	85,364 Shares (= 17,073 ADS)	50% of LTIP Awards vesting on each of Aug 5, 2025, Aug 5, 2026	US$18.13	N/A
Total:			3,297,366 ADS [13]	2,384,064 ADS		(2,230,872 ADS)	(427,667 ADS)	3,022,891 ADS			

Name or category of Participants	Date of grant of LTIP Awards [1]	Maximum amount stipulated in the LTIP Awards as at date of grant	Unvested LTIP Awards as at January 1, 2024	Awarded Shares purchased by Trustee during the year ended December 31, 2024 [2]	Maximum amount stipulated in the LTIP Awards granted during the year ended December 31, 2024	Vested during the year ended December 31, 2024 [3]	Lapsed/ canceled during the year ended December 31, 2024	Unvested LTIP Awards as at December 31, 2024	Vesting Period of LTIP Awards	Price of ADS prior to the grant date of LTIP Awards [4]	Price of ADS prior to the vesting date of LTIP Awards [5]
Five highest paid individuals during 2024	Mar 26, 2021 (Performance period: 2021)	US$3,164,154	159,711 ADS	–	–	(159,711 ADS)	–	–	Mar 4, 2024	N/A	US$15.15
	May 23, 2022 (Performance period: 2022)	US$4,490,928	11,813 ADS	–	–	–	–	11,813 ADS	All LTIP Awards will vest in Mar 2025	N/A	N/A
	Sep 13, 2022 (Performance period: 2022)	US$480,176	7,362 ADS	–	–	–	–	7,362 ADS	All LTIP Awards will vest in Mar 2025	N/A	N/A
	Sep 13, 2022 (Non-performance based awards)	US$1,500,000	83,799 ADS	–	–	(27,933 ADS)	–	55,866 ADS	25% of LTIP Awards vesting on each of Sep 13, 2023 Sep 13, 2024, Sep 13, 2025, Sep 13, 2026	N/A	US$16.68
	Jun 5, 2023 (Performance period: 2023)	US$5,868,324	–	1,270,948 Shares (=254,190 ADS)	–	–	–	1,270,948 Shares (=254,190 ADS)	All LTIP Awards will vest in Feb/Mar 2026	N/A	N/A
	Mar 13, 2024 (Non-performance based awards)	US$500,000	–	79,652 Shares (=15,930 ADS)	US$500,000	–	–	79,652 Shares (=15,930 ADS)	25% of LTIP Awards vesting on each of Mar 13, 2025, Mar 13, 2026, Mar 13, 2027, Mar 13, 2028	US$16.33	N/A
	Aug 5, 2024 (Performance period: 2024, 2025 & 2026)	US$5,548,756	–	To be determined [9]	US$5,548,756	–	–	–	All LTIP Awards will vest in 2027, three weeks after the date of completion of the share purchase for the awards for the financial year ending December 31, 2026	US$18.13	N/A
Total:			262,685 ADS [13]	270,120 ADS		(187,644 ADS)	–	345,161 ADS			

DIRECTORS' REPORT

Notes:

(1) For annual performance based award, performance targets may include targets for shareholder returns, revenues, net income/(loss) after taxes, and the achievement of clinical, regulatory, business development and manufacturing milestones.

(2) Shares purchased by the Trustee following determination of the cash amount based on the actual achievement of performance targets stipulated in the LTIP Awards.

(3) Vesting period for annual performance based awards is typically three years after the date of grant. For non-performance based awards, 25% of the award vesting annually over a four-year period.

(4) The stated prices were closing prices of the ADS quoted on NASDAQ on the trading day immediately prior to the respective dates of grant of LTIP Awards during the year ended December 31, 2024.

(5) The stated prices were closing prices of the ADS quoted on NASDAQ on the trading day immediately prior to the respective dates of vesting of LTIP Awards during the year ended December 31, 2024.

(6) Similar to the arrangement for his Director's fees, these ADSs were not received by Mr To Chi Keung, Simon, but were received by or for the account of his employer, Hutchison Whampoa (China) Limited. Mr To Chi Keung, Simon retired as Chairman and Executive Director of the Company on May 17, 2024. Unvested LTIP Awards were lapsed upon his retirement on May 17, 2024.

(7) Dr Weiguo Su elected, on acceptance of the grant of his awards, to have 45% of his LTIP Awards (amounting to US$1,480,397) held on his behalf by the Trustee pending vesting in the form of cash, to settle his tax liabilities in respect of his awards.

(8) Dr Weiguo Su elected, on acceptance of the grant of his awards, to have 45% of his LTIP Awards (amounting to US$225,000) held on his behalf by the Trustee pending vesting in the form of cash, to settle his tax liabilities in respect of his awards.

(9) To be determined according to the actual achievement of the performance targets for the financial years ending December 31, 2024, 2025 and 2026.

(10) These ADSs were not received by Ms Edith Shih, but were received by or for the account of her employer, Hutchison International Limited.

(11) Mr Paul Rutherford Carter elected, on acceptance of the grant of his awards, to have 15% of his LTIP Awards (amounting to US$7,500 with respect to his awards which vested on April 20, 2024) held on his behalf by the Trustee administering the LTIP pending vesting in the form of cash, to settle his tax liabilities in respect of his awards.

(12) Mr Paul Rutherford Carter elected, on acceptance of the grant of his awards, to have 15% of his LTIP Awards, (amounting to US$9,375 with respect to his awards which vested on October 20, 2024) held on his behalf by the Trustee administering the LTIP pending vesting in the form of cash, to settle his tax liabilities in respect of his awards.

(13) The total amount of unvested LTIP Awards as at January 1, 2024 does not include ADSs to be determined according to the actual achievement of the performance targets in 2024.

For LTIP Awards with performance targets, prior to their determination date, the fair value of the LTIP Awards is determined based on the amount that is expected to vest taking into consideration the achievement of the performance conditions and the extent to which the performance conditions are likely to be met. Performance conditions vary by awards, and may include targets for shareholder returns, revenues, net income/(loss) after taxes and the achievement of clinical, regulatory, business development and manufacturing milestones. As the extent of achievement of the performance targets is uncertain prior to the determination date, a probability based on management's assessment of the achievement of the performance targets has been assigned to calculate the amount to be recognized as an expense over the requisite period. For those LTIP Awards which do not stipulate performance targets, their fair value is based on the cash amount determined upon the grant of such awards. Refer to Note 18 to the consolidated financial statements for further details of the LTIP Awards.

The total maximum amount stipulated in the LTIP Awards granted during 2024 were US$20,323,587. For those LTIP Awards stipulating performance targets based on the estimated achievement of performance conditions for 2024 financial year, the fair value was US$3,305,665 which is recognized to share-based compensation expense over the requisite vesting period.

As announced on March 14, 2025, the Company has adopted a new LTIP with effect from April 24, 2025. Details will be disclosed in the next annual report.

MANAGEMENT CONTRACTS

No contracts concerning the management and administration of the whole or any substantial part of the businesses of the Company were entered into or existed during the year.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

During the year ended December 31, 2024, neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the listed securities of the Company during the year.

PRE-EMPTIVE RIGHTS

Under the Articles of Association of the Company, unless the Company by special resolution directs otherwise, any new shares will be offered to the existing shareholders pro rata to their holdings. In 2024 AGM, the Company obtained approval from shareholders by passing of special resolutions to disapply the pre-emption rights.

MAJOR CUSTOMERS AND SUPPLIERS

During the year, the percentage of purchase attributable to the five largest suppliers of the Group combined was less than 30% of the total purchase of the Group.

During the year, the percentages of revenue attributable to the major customers of the Group were as follows:

	Percentage of total revenue of the Group
The largest customer	28%
Five largest customers combined	52%

As at December 31, 2024, none of the Directors, their close associates or any shareholders (which to the knowledge of Directors own more than 5% of the issued share capital of the Company) had any interest in the major customers of the Group.

SUFFICIENCY OF PUBLIC FLOAT

As at the date of this report, based on the information that is publicly available to the Company and within the knowledge of the Directors of the Company, the Company has maintained the prescribed public float under the HK Listing Rules.

AUDITORS

The financial statements have been audited by PricewaterhouseCoopers, Certified Public Accountants, and PricewaterhouseCoopers Zhong Tian LLP who will retire and, being eligible, offer themselves for re-appointment at the 2025 AGM.

ANNUAL GENERAL MEETING

The 2025 AGM will be held on Tuesday, May 13, 2025 at 4:00 pm (Hong Kong time) at the 1st Floor, Harbour Grand Kowloon, 20 Tak Fung Street, Hung Hom, Kowloon, Hong Kong. Details of the business/resolutions proposed are set out in the Notice of the AGM.

By Order of the Board

Edith Shih
Director and Company Secretary

March 19, 2025

CORPORATE GOVERNANCE REPORT

The Company strives to attain and maintain high standards of corporate governance best suited to the needs and interests of the Company and its subsidiaries (the "Group") as it believes that an effective corporate governance framework is fundamental to promoting and safeguarding the interests of shareholders and other stakeholders and enhancing shareholder value. Accordingly, the Company has adopted and applied corporate governance principles and practices that emphasize a quality board of Directors (the "Board"), effective risk management and internal control systems, stringent disclosure practices, transparency and accountability as well as effective communication and engagement with shareholders and other stakeholders. It is, in addition, committed to continuously enhancing these standards and practices and inculcating a robust culture of compliance and ethical governance underlying the business operations and practices across the Group.

The Company has complied throughout the year ended December 31, 2024 with all applicable code provisions of the Hong Kong Corporate Governance Code ("HK CG Code") contained in Appendix C1 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Hong Kong Listing Rules"). Although the American depositary shares of the Company are listed on NASDAQ Global Select Market ("Nasdaq"), being a foreign private issuer, the Company is permitted to follow Cayman Islands law for corporate governance practices. In addition, the Company is subject to and complies with certain applicable requirements of the Sarbanes-Oxley Act (the "SOX").

THE BOARD

CORPORATE MISSION, VISION, VALUES AND CULTURE

The Group's core mission is to discover, develop and bring innovative medicines for patients worldwide. Its vision is to be a leading innovative biopharmaceutical company to improve lives globally, driven by medical need. At the same time, being innovative, pragmatic, collaborative and efficient are the essential values of the Group.

MISSION

To discover, develop and bring innovative medicines to patients worldwide

VISION

To be a leading innovative biopharmaceutical company to improve lives globally, driven by medical need

VALUES

INNOVATIVE

- With innovation at the core of everything the Group does, it discovers and develops novel, differentiated medicines to address unmet medical needs.
- The Group is driven by science to provide effective, safe, advanced new treatments at world-class standards for patients in need around the world.



EFFICIENT

- The Group is committed to responsibilities and promises as it strives for greater effectiveness and accountability.
- The Group makes conscious decisions on how it uses its resources as it grows a productive and top-notch drug discovery, development and commercialization that shapes the sustainable organization.







PRAGMATIC

- While striving to develop the best outcomes for patients, the Group maintains the highest ethical and professional standards of truthfulness, integrity and accountability. It conducts business responsibly, in full compliance with all regulations.
- The Group is committed to continue to grow business in a sustainable and conscious manner, managing everything it does rationally, with reason and sense. This will lead the Group to realize the full potential of its products, brands and business.

COLLABORATIVE

- Guided by corporate strategy, the Group encourages cross-functional collaboration and communication to foster a culture of trust and support, where each member of the team is empowered to take ownership of their work and support one another to achieve collective goals.
- To drive greater value to unmet medical needs, the Group leverages the rapid advances of the industry by forming broad and deep collaborations with mutual benefits.

CORPORATE CULTURE

Guided by the Group's core values, the Board, together with senior management, play a leading role in defining the purpose and strategic direction of the Group, set the tone and shape the corporate culture of the Company to ensure all businesses across the Group are aligned with the same purpose. Alongside the Group's robust corporate governance framework and effective risk management and internal control systems, the desired culture is developed and reflected consistently in the operating practices and policies of the Group, as well as its relations with stakeholders, through active collaboration, effective engagement and regular training at all levels. Board oversight of the culture encompasses a range of measures and tools over time, including:

– Active Collaboration: The Group encourages collaboration across different functions, teams and gradings to promote understanding, cooperation and diversity of thought. This collaborative approach fuels innovation and creativity, providing employees with an environment where they can truly thrive and flourish, thereby contributing to the sustainable growth of the Group.

– Workforce Engagement: This involves fostering a culture of open communication, transparency, and collaboration throughout the Group. Core businesses undertake employee engagement activities regularly to collect feedback and identify areas for improvement. For example, employee survey is generally conducted annually, and town-hall meetings are held to facilitate communication between employees and management. These interactions help gauge overall employee sentiment and alignment with the core values of the Group.

– Employee Retention and Training: The Board oversees initiatives related to overall employee retention and training which include developing and implementing programs that promote growth opportunities and career progression for employees at all gradings, and creating a positive work environment. The Group provides induction sessions for new joiners to ensure they understand and embrace the desired culture, values and expectation of the Group. This is also supported by the Group's comprehensive performance management and reward program to ensure equity, engagement and retention.

– Stringent Financial Reporting: The Group maintains a robust financial reporting system to provide accurate and transparent financial information to stakeholders. This commitment promotes a culture of integrity, accountability and ethical behavior throughout the Group.

– Effective and Accessible Whistleblowing Framework: A strong whistleblowing framework is crucial for detecting and addressing impropriety, misconduct or malpractice within the Group. The Board ensures the effectiveness and accessibility of the whistleblowing framework, allowing employees and those who deal with the Group to report concerns confidentially and without fear of retaliation. This fosters a culture that encourages transparency, ethical behavior and accountability.

– Legal and Regulatory Compliance: The Board, supported by the Company Secretary and the Legal Department, has overall responsibility to oversee legal and regulatory compliance within the Group. Regular reviews and assessments are conducted to ensure the Group's compliance with applicable laws and regulations. By setting a strong tone at the top and emphasizing the importance of compliance, the Board fosters a culture that embodies legal and ethical standards, promoting trust, integrity and responsible decision-making. Employees are expected to follow the Code of Ethics and group policies that reflect the values and corporate culture of the Group.

– Staff Health, Safety, Wellbeing and Support: The Group places a high priority on creating and maintaining a workplace culture that is healthy, comfortable and supportive. The Group establishes comprehensive governance, policies and procedures to ensure a zero harm working environment. It also actively promotes diversity and inclusivity within its workforce. In addition, initiatives that promote and support work life balance and provide resources for employee wellness are also implemented.

From the Board annual performance evaluation conducted, the Directors are satisfied with the performance of the Board and acknowledged that the Board plays an effective role in the development and determination of the Group's culture, strategy and overall commercial objective. Taking into account the corporate culture in a range of contexts, the Board considers that the culture, purpose, values and strategy of the Group are aligned.

CORPORATE STRATEGY

The primary objective of the Company is to be a leader in the discovery, development and commercialization of targeted therapies and immunotherapies for the treatment of cancer and immunological diseases. The strategy of the Company is to leverage the highly specialized expertise of the drug discovery division, the Oncology/Immunology operations, to develop and expand the drug candidate portfolio of the Group for the global market, building on the first-mover advantage in the development and launch of novel cancer drugs in China, and engaging partners for late-stage development and commercialization outside China. This strategy is aligned with the Company's culture of innovation and high engagement and empowerment of employees with a strong focus on reward and recognition. The Chairman's Statement and the Operations Review contain discussions and analyses of the Group's opportunities, performance and the basis on which the Group generates or preserves value over the longer term and the basis on which the Group will execute its strategy for delivering its objectives. The Group also focuses on sustainability and delivering business solutions to support the transition to a low-carbon economy. Further information on the sustainability initiatives of the Group and its key relationships with stakeholders can also be found in the standalone Sustainability Report of the Group.

ROLE OF THE BOARD

The Board is accountable to shareholders for the long-term sustainable success of the Company. It is responsible for shaping and overseeing the corporate culture, setting and guiding the long-term strategic objectives of the Company with appropriate focus on value creation, risk management and sustainability, directing, supervising and monitoring the managerial performance and operating practices of the Group to ensure they align with the desired culture. It also ensures ongoing effective communication with shareholders and engagement with key stakeholders as it develops the purpose and values of the Company. Directors are charged with the task of promoting the long-term sustainable success of the Company and making decisions in the best interests of the Company with due regard to sustainability considerations.

The Board, led by the Non-executive Chairman, Dr Dan Eldar, fosters and oversees the culture, determines and monitors the Group's long term objectives and commercial strategies, annual operating and capital expenditure budgets and business plans, evaluates the performance of the Company, and supervises the management of the Company (the "Management"). Management is responsible for the day-to-day operations of the Group under the leadership of the Chief Executive Officer (the "CEO"), Dr Weiguo Su, and ensuring the desired culture of the Company is understood and shared at all levels of the Group.

BOARD COMPOSITION

As at the date of this report, the Board comprises eleven Directors, including the Chairman (Non-executive), CEO and Chief Scientific Officer (the "CSO"), Chief Financial Officer (the "CFO"), two Non-executive Directors and six Independent Non-executive Directors (one of whom is the Senior Independent Non-executive Director). Throughout 2024, the number of Independent Non-executive Directors on the Board meets the one-third requirement under the Hong Kong Listing Rules.

The following changes to the Board composition have taken place since the date of the last corporate governance report:

(1)   On May 13, 2024, Dr Renu Bhatia was appointed as an Independent Non-executive Director.

(2)   On May 17, 2024, Mr To Chi Keung, Simon retired as Chairman and Executive Director. On the same date, Dr Dan Eldar was appointed as the new Chairman.

(3)   On November 21, 2024, Dr Chaohong Hu was appointed as an Independent Non-executive Director.

(4)   On March 6, 2025, Mr Wong Tak Wai was appointed as an Independent Non-executive Director.

(5)   On March 20, 2025, the Company announced that Mr Paul Rutherford Carter and Mr Graeme Allan Jack will retire as Independent Non-executive Directors after the conclusion of the 2025 annual general meeting ("AGM") and will not offer themselves for re-election, reducing the total number of Directors to nine.

Biographical details of the Directors are set out in the section of "Information on Directors" on pages 42 to 46 and on the website of the Company (https://www.hutch-med.com). A list setting out the names of the Directors and their roles and functions is posted on the websites of the Company and HKEX (https://www.hkexnews.hk).

Dr Renu Bhatia, Dr Chaohong Hu and Mr Wong Tak Wai, who were appointed to the Board in May 2024, November 2024 and March 2025 respectively, had prior to their appointments obtained legal advice from an external law firm as required under Rule 3.09D of the Hong Kong Listing Rules on April 3, 2024, November 4, 2024 and February 20, 2025 respectively. Each of them has confirmed his/her understanding of the obligations as a Director of the Company.

CHAIRMAN AND CEO

The role of the Chairman is separate from that of the CEO. Such division of responsibilities reinforces the independence and accountability of the Chairman and the CEO.

CORPORATE GOVERNANCE REPORT

The Chairman is responsible for the effective conduct of the Board, ensuring that it as a whole plays an effective role in the development and determination of the Group's strategy and overall commercial objectives and acts as the guardian of the Board's decision-making processes. He is responsible for setting the agenda for each Board meeting, taking into account, where appropriate, matters proposed by Directors. He also ensures that the Board receives accurate, timely and clear information on the Group's performance, issues, challenges and opportunities facing the Group and matters reserved to it for decision. With the support of the Executive Directors and the Company Secretary, the Chairman seeks to ensure that the Board complies with approved procedures, including the schedule of matters and functions reserved to the Board for its decision and the Terms of Reference of all Board Committees. The Board, under the leadership of the Chairman, has adopted good corporate governance practices and procedures and taken appropriate steps to provide effective communication with shareholders, as outlined later in this report.

The CEO is responsible for managing the businesses of the Group, formulating and developing the Group's strategy and overall commercial objectives in close consultation with the Chairman and the Board. With the executive management team of each core business division, the CEO implements the decisions of the Board and its Committees. He maintains an ongoing dialogue with the Chairman to keep him fully informed of all major business developments and issues. He is also responsible for ensuring that the development needs of senior management reporting to him are identified and met as well as leading the communication program with shareholders.

BOARD PROCESS

The Board meets regularly, and at least four times a year with meeting dates scheduled prior to the beginning of the year. Between scheduled meetings, senior management of the Group provides to Directors, on a regular basis, monthly updates and other information with respect to the performance and business activities of the Group. Throughout the year, in addition to Board meetings, Directors participate in the deliberation and approval of routine and operational matters of the Company by way of written resolutions with supporting explanatory materials, supplemented by additional verbal and written information from the Company Secretary or other executives as and when required. Whenever warranted, additional Board meetings are held. Further, Directors have full access to information on the Group and advice and services of the Company Secretary. They also obtain independent professional advice at all times whenever deemed necessary and they are at liberty to propose appropriate matters for inclusion in Board agendas.

With respect to regular meetings of the Board, Directors receive written notice of the meetings generally about a month in advance and a draft agenda for review and comment prior thereto. The full set of Board papers is normally supplied no less than three days prior to the meetings. For other meetings, Directors are given as much notice as is reasonable and practicable in the circumstances.

Except for those circumstances permitted by the Articles of Association of the Company and applicable listing rules, a Director would abstain from voting on resolutions approving any contract, transaction, arrangement or any other kind of proposal put forward to the Board in which he/she or any of his/her close associates is materially interested, and such Director is not counted for quorum determination purposes.

In 2024, the Company held five Board meetings with 100% attendance of its members. All Directors also attended the AGM of the Company held on May 10, 2024. The attendance record is set out below:

Position	Name of Director	Board Meetings Attended/ Eligible to attend	Attendance at 2024 AGM
Chairman:	TO Chi Keung, Simon [1]	3/3	✔
	Dan ELDAR [2]	5/5	✔
Executive Directors:	Weiguo SU	5/5	✔
	CHENG Chig Fung, Johnny	5/5	✔
Non-executive Directors:	Edith SHIH	5/5	✔
	Ling YANG	5/5	✔
Independent Non-executive Directors:	Paul Rutherford CARTER	5/5	✔
	Renu BHATIA [3]	2/2	N/A
	Chaohong HU [4]	1/1	N/A
	Graeme Allan JACK	5/5	✔
	MOK Shu Kam, Tony	5/5	✔

Notes:

(1) Retired on May 17, 2024

(2) Appointed as Non-executive Chairman on May 17, 2024

(3) Appointed on May 13, 2024

(4) Appointed on November 21, 2024

In addition to Board meetings, in 2024 the Chairman also met with the Independent Non-executive Directors twice without the presence of other Directors. Such meetings provide an effective forum for the Chairman to listen to the views of the Independent Non-executive Directors including corporate governance improvement, effectiveness of the Board, and any other issues they may wish to raise in the absence of other Directors and senior management of the Company. The Senior Independent Non-executive Director, Mr Paul Rutherford Carter, also held a meeting with all other Non-executive Directors without the presence of the Chairman, with full attendance, for the appraisal of the Chairman's performance.

All Non-executive Directors entered into service contracts for an initial term ending on December 31 of the year of appointment or until the next following annual general meeting of the Company. Thereafter, such contracts are automatically renewed for successive 12-month periods unless terminated by written notice given by either party. The Chairman of the Board is of the view that the performance of each of the Non-executive Directors continues to be effective and they all demonstrate commitment to their role as a Non-executive Director. Under the Articles of Association of the Company, one-third of Directors are subject to re-election by shareholders at AGM and at least once every three years on a rotation basis. A retiring Director is eligible for re-election and re-election of retiring Directors at general meetings is presented in separate resolutions. To follow the market practice in the United Kingdom whereby all directors are subject to annual re-election, the Directors and the Board have resolved that all Directors will retire at the upcoming AGM of the Company and, being eligible, will offer themselves for re-election by shareholders. There are no existing or proposed service contracts between any of the Directors and the Company which cannot be terminated by the Company within 12 months and without payment of compensation (other than statutory compensation).

Where vacancies arise at the Board, candidates are proposed and put forward to the Board for consideration and approval, with the objective of appointing to the Board individuals with expertise in the businesses of the Group and leadership qualities to complement the capabilities of the existing Directors thereby enabling the Company to retain as well as improve its competitive position. See "Nomination of Directors" on pages 94 to 97 of this report.

BOARD PERFORMANCE

The Company regards board evaluation as a critical tool to assess Board effectiveness and efficiency. Led by the Chairman with the support of the Company Secretary, an internal performance evaluation on the Board, its Committees and the Chairman of each Committee had been conducted for year 2024. The Nomination Committee also supports and draws reference from this annual evaluation. The evaluation involved each Director completing a questionnaire to provide individual ratings as well as comments covering a range of topics. The objective of the evaluation is to ensure that the Board, its Committees and the Chairman of each Committee continue to act effectively in fulfilling the duties and responsibilities expected of them, and to develop action plans for improvement. The scope of the evaluation covered various aspects, including the Board composition and expertise, diversity, information flow to Board members, Board process and effectiveness, continuous development and training, Board accountability and leadership. In addition, the constituent, expertise and effectiveness of each of the Board committees were also evaluated. The findings of the evaluation were then analyzed and presented to the Nomination Committee and the Board in aggregate form without attributing specific comments or ratings to individual board members in order to preserve confidentiality, foster a culture of trust and facilitate candid discussions. Based on the performance review for year 2024, the Board considers its existing practice as effective. The Board is satisfied that it has met its performance objectives and each Director has contributed positively to the overall effectiveness of the Board and Board committees.

BOARD INDEPENDENCE

The Company recognizes that Board independence is key to good corporate governance. As part of the established governance framework, the Group has in place effective mechanisms that underpin a strong independent Board, ensuring that independent views and input from Directors are conveyed to the Board. The governance framework and mechanisms are kept under regular review to align with international best practice, ensuring their effectiveness. In March 2025, the Board conducted a review and considered that such mechanisms were properly implemented during 2024 and were effective.

The current composition of the Board (comprising more than one-third Independent Non-executive Directors) and the Audit Committee (comprising all Independent Non-executive Directors) comply with the independence requirements under the Hong Kong Listing Rules. The Nomination Committee and Remuneration Committee are both chaired by Independent Non-executive Director. The Company has a vigorous selection, nomination and appointment/re-appointment process for Directors (including Independent Non-executive Directors), see "Nomination Process" and "Board Skills Matrix" on pages 94 to 97 of this report. None of the Independent Non-executive Directors has served on the Board for more than nine years. Fees to Independent Non-executive Directors (including the additional fees to reflect membership of Board committees) are fixed fees without a discretionary element. The Long Term Incentive Plan ("LTIP") awards granted to Independent Non-executive Directors in the past were non-performance based, but such grants had been stopped since 2022. As such, none of the Independent Non-executive Directors receives remuneration based on performance of the Group. Information about remuneration of the Directors is set out on pages 99 to 100 of this report. The remuneration of Independent Non-executive Directors is also subject to a regular review mechanism to maintain competitiveness and commensurate with their responsibilities and workload.

To facilitate attendance and participation at Board and other Board committee meetings, the Company plans meeting schedules for the year well in advance, with electronic facilities for attendance as required. External independent professional advice is also available to all Directors (including Independent Non-executive Directors) whenever deemed necessary. The Board process, ranging from agenda setting, provision of information and focus on constructive debates and discussions, facilitates effective and active participation by all Independent Non-executive Directors (see "Board Process" on pages 76 to 77 of this report). Board process and effectiveness are also assessed during the annual evaluation of the Board performance, see "Board Performance" above. The roles of Chairman and Chief Executive Officer are separate ensuring that there is a balance of power and authority. Each year, the Chairman meets with the Independent Non-executive Directors twice without the presence of other Directors, which provides an open agenda enabling them to express their views outside the boardroom.

The Independent Non-executive Directors have historically and consistently demonstrated strong commitment to their roles, dedicating sufficient time to discharge their responsibilities at the Board and its relevant Committees. Their commitment is also subject to self-confirmation each year.

CORPORATE GOVERNANCE REPORT

TRAINING AND COMMITMENT

Upon appointment to the Board, Directors receive a package of comprehensive orientation materials on the Group comprising information on the Group, duties as a director and board committee member, as well as internal governance and sustainability policies of the Group. These orientation materials are presented to the Directors by senior management in the form of a detailed induction to the Group's businesses, strategic direction and governance practice. Induction sessions had been conducted and presented by senior executives to the newly appointed Directors, Dr Renu Bhatia, Dr Chaohong Hu and Mr Wong Tak Wai. In addition, from time to time, the Company organizes visits to its facilities (such as the new drug manufacturing facilities in Shanghai) for both new and current Directors to facilitate their understanding of its business operations and production.

The Company arranges and provides Continuous Professional Development ("CPD") training in the forms of formal training programs, seminars, workshops, expert briefings, webcasts and selected reading materials to Directors to help them to keep abreast of current trends and issues facing the Group, including the latest changes in the commercial (including industry-specific and innovative changes), legal and regulatory environment in which the Group conducts its businesses and to refresh their knowledge and skills on the roles, functions and duties as a listed company director. In addition, CPD training may take the form of attendance at external forums or briefing sessions (including delivery of speeches) on relevant topics. CPD training of approximately 31 hours had been provided to Directors in 2024.

The Directors are required to provide the Company with details of CPD training undertaken by them from time to time. The training records are maintained by the Company Secretary and are made available for regular review by the Audit Committee.

During 2024, CPD training was provided to Directors on the following areas and topics:

Areas	Topics	Mode of Training
Directors' Duties/ Industry trends/ Group's Businesses	• Directors' conduct, duties and governance skillset *(by Securities and Futures Commission ("SFC"))* • Global challenges and opportunities *(by the Company, Airport Authority Hong Kong and McDonald's Hong Kong)* • Empowering investors and companies to unlock regional and global opportunities *(by Vistra)* • Role of private equity and the future of the listed company *(by KKR)* • Evolution of investment decision-making *(by Cambridge Associates)*	Seminars
Legal and Regulatory	• Regulatory and enforcement updates and disciplinary processes *(by HKEX and SFC)* • Legislative updates *(by Companies Registry)* • Emerging international regulatory concerns *(by Accounting and Financial Reporting Council)* • Overview of Competition Ordinance in Hong Kong *(by Competition Commission)* • Review of the UK capital markets and regulations *(by Latham & Watkins London)* • Cross-boundary flow of personal information *(by Office of the Privacy Commissioner for Personal Data, Hong Kong ("PCPD"))*	Reading materials, seminars and webinars
Corporate Governance/ Sustainability Practices	• Climate disclosure requirements *(by HKEX, The Hong Kong Chartered Governance Institute ("HKCGI"), PricewaterhouseCoopers ("PwC") and Freshfields LLP)* • Enhanced climate-related reporting *(by HKEX)* • Global governance updates *(by The Corporate Secretaries International Association Limited)* • Corporate governance code reform *(by HKCGI)* • Sustainability governance *(by Ernst & Young and HKCGI)* • Corporate social responsibility *(by HKCGI)* • Guidance on ethics, bribery and corruption *(by HKCGI, Hong Kong Business Ethics Development Centre and Independent Commission Against Corruption, Hong Kong)* • Update on board diversity *(by HKEX)* • Climate in context – Geopolitics, business, and the board *(by KPMG LLP)*	Reading materials, seminars and webinars
Financial Reporting/ Risk Management and Internal Controls	• Review of issuers' financial statement disclosures *(by HKEX)* • Whistleblowing in Asia Pacific *(by Deloitte Touche Tohmatsu)* • Guide on internal controls and planning for upcoming audit *(by HKEX)* • Continued evolution of the 3 lines of defense model *(by PwC)*	Reading materials and seminars
Digital/ Information Technology	• Generative AI and cybersecurity *(by SFC and PwC)* • Data security management *(by PCPD)* • Guidance Note on PCPD's AI regulatory framework *(by HKCGI)*	Reading materials, seminars and podcast

Based on the details so provided, the CPD training undertaken by the Directors during the year is summarized as follows, representing an average of approximately 23 hours undertaken by each Director during the year:

	Areas					
Directors	Directors' Duties/Industry trends/Group's Businesses	Legal and Regulatory	Corporate Governance/ Sustainability Practices	Financial Reporting/Risk Management and Internal Controls	Digital/ Information Technology	Approximate number of hours of CPD training completed in 2024[5]
Chairman:						
TO Chi Keung, Simon [1]	✔	✔	✔	✔	✔	5 hours
Dan ELDAR [2]	✔	✔	✔	✔	✔	15 hours
Executive Directors:						
Weiguo SU	✔	✔	✔	✔	✔	14 hours
CHENG Chig Fung, Johnny	✔	✔	✔	✔	✔	14 hours
Non-executive Directors:						
Edith SHIH	✔	✔	✔	✔	✔	more than 40 hours
Ling YANG	✔	✔	✔	✔	✔	14 hours
Independent Non-executive Directors:						
Paul Rutherford CARTER	✔	✔	✔	✔	✔	14 hours
Renu BHATIA [3]	✔	✔	✔	✔	✔	20 hours
Chaohong HU [4]	N/A	✔	✔	N/A	✔	1 hour
Graeme Allan JACK	✔	✔	✔	✔	✔	27 hours
MOK Shu Kam, Tony	✔	✔	✔	✔	✔	14 hours

Notes:

(1)   Retired on May 17, 2024

(2)   Appointed as Non-executive Chairman on May 17, 2024

(3)   Appointed on May 13, 2024

(4)   Appointed on November 21, 2024

(5)   The total number of hours included both the training provided by the Company and other CPD trainings undertaken by the Directors

All Directors have confirmed that they have given sufficient time and attention to the affairs of the Group throughout their tenure during the year ended December 31, 2024. In addition, Directors disclose to the Company in a timely manner their other commitments, such as directorships in other public listed companies and major appointments as well as update the Company on any subsequent changes. As at the date of this report, none of the Independent Non-executive Directors concurrently holds more than three listed company directorships (including the Company).

SECURITIES TRANSACTIONS

The Board has adopted the Code on Dealings in Shares which is on terms no less exacting than the required standard set out in the Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix C3 of the Hong Kong Listing Rules as the code of conduct regulating Directors' dealings in securities of the Company. In summary, a Director who wishes to deal in the securities of the Company must notify the Chairman (or a Director designated by the Board for such specific purpose) in writing prior to any dealings and obtain a dated written acknowledgement before any dealing. Any clearance to deal granted in response to a director's request would be valid for no longer than five business days of clearance being received. After dealings, the Director must submit to the Company Secretary a disclosure of interests filing with respect to the dealing, within one business day of transaction.

In response to specific enquiries made, all Directors have confirmed that they have complied with the required standards set out in such Code on Dealings in Shares regarding their securities transactions throughout their tenure during the year ended December 31, 2024.

BOARD COMMITTEES

The Board is supported by five permanent board committees: Audit Committee, Nomination Committee, Remuneration Committee, Sustainability Committee and Technical Committee, details of which are described later in this report. The terms of reference for these Committees, which have been adopted by the Board, are available on the websites of the Company and HKEX. Other board committees are established by the Board as and when warranted to take charge of specific tasks.

COMPANY SECRETARY

The Company Secretary is accountable to the Board for ensuring that Board procedures are followed and Board activities are efficiently and effectively conducted. These objectives are achieved through adherence to proper Board processes and timely preparation of and dissemination to Directors of comprehensive Board meeting papers. Minutes of all meetings of the Board and Board Committees are prepared and maintained by the Company Secretary to record in sufficient detail the matters considered and decisions reached by the Board or Board Committees, including any concerns raised or dissenting views voiced by any Director. All draft and final minutes of Board meetings and meetings of Board Committees are sent to Directors or Board Committee members as appropriate for comments, approval and records. Board records are available for inspection by any Director upon request.

The Company Secretary who works closely with the Board to formulate the purpose, values and strategy of the Company, takes charge in developing a robust compliance and ethical culture to meet both mounting regulatory and investor expectations, and to ensure the culture and the purpose, values and strategy of the Group are aligned.

The Company Secretary plays a leading role in ensuring that the Company develops and maintains a sound and effective corporate governance framework, in particular, a set of risk management and internal control systems so that regulatory compliance, good corporate governance practices and culture are upheld and practiced by the Company.

The Company Secretary is responsible for apprising the Board with all legislative, regulatory, corporate governance and sustainability developments of relevance to the Group and that it takes these developments into consideration when making decisions for the Group. From time to time, the Company Secretary organizes seminars on specific topics of importance and interest and disseminates reference materials to Directors for their information.

The Company Secretary is also directly responsible for the Group's compliance with all obligations of the Hong Kong Listing Rules, AIM Rules for Companies and applicable Nasdaq listing rules (collectively, the "Rules"), including the preparation, publication and dispatch of annual reports and interim reports within the time limits laid down in the Rules, and the timely dissemination to shareholders and the market of announcements, press releases and information relating to the Group and assisting in the notification of Directors' dealings in securities of the Group.

Furthermore, the Company Secretary advises the Directors on related party transactions, connected transactions, notifiable transactions and price-sensitive/inside information, and Directors' obligations for disclosure of interests and dealings in the Company's securities, to ensure that the standards and disclosure requirements of the Rules and applicable laws, rules and regulations are complied with and, where required, reported in the annual reports and interim reports of the Company. In relation to related party transactions and connected transactions, detailed analysis is performed on all potential related party transactions and connected transactions to ensure full compliance and for Directors' consideration.

The Company Secretary also serves as a crucial conduit of communications internally and externally. She facilitates information flow and communication among Directors and also conveys the Board's decisions to the Management from time to time and ensures a good channel of communication with shareholders. She also works with the Board and Management to assist in responding to regulators in a timely manner.

The appointment and removal of the Company Secretary is subject to Board approval. Whilst the Company Secretary reports to the Chairman, all members of the Board have access to her advice and service. The Company Secretary has day-to-day knowledge of the Group's affairs. She confirms that she has complied with all the required qualifications, experience and training requirements under the Hong Kong Listing Rules.

ACCOUNTABILITY AND AUDIT

FINANCIAL REPORTING

The annual and interim results of the Company are published in a timely manner, within three months and two months respectively of the year end and half-year end.

The responsibility of Directors in relation to the consolidated financial statements is set out below. This should be read in conjunction with, but distinguished from, the Independent Auditor's Report on pages 107 to 110 which acknowledges the reporting responsibility of the Group's Auditor.

ANNUAL REPORT AND CONSOLIDATED FINANCIAL STATEMENTS

The Directors acknowledge their responsibility for the preparation of the annual report and consolidated financial statements of the Company. The Directors are responsible for the preparation of the consolidated financial statements that give a true and fair view in accordance with the accounting principles generally accepted in the United States of America ("USGAAP") and comply with the applicable disclosure requirements of the Companies Ordinance (Chapter 622 of the Laws of Hong Kong) and the Hong Kong Listing Rules. Directors should incorporate such internal control as the Directors determine as necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

ACCOUNTING POLICIES

The Directors consider that in preparing the consolidated financial statements, the Group has adopted appropriate accounting policies and made judgments and estimates that are reasonable in accordance with the applicable accounting standards.

ACCOUNTING RECORDS

The Directors are responsible for ensuring that the Group keeps accounting records which disclose the financial position and reflect the transactions of the Group, upon which the consolidated financial statements of the Group could be prepared in accordance with the Group's accounting policies.

SAFEGUARDING ASSETS

The Directors are responsible for taking all reasonable and necessary steps to safeguard the assets of the Group and to prevent and detect fraud and other irregularities within the Group.

GOING CONCERN

The Directors, having made appropriate inquiries, are of the view that the Group has adequate resources to continue in operational existence for the foreseeable future and that, for this reason, it is appropriate for the Group to adopt the going concern basis in preparing the consolidated financial statements.

AUDIT COMMITTEE

The Audit Committee currently comprises four Independent Non-executive Directors who possess the relevant business and financial management experience and skills to understand financial statements and monitor the financial governance, internal controls and risk management of the Company. It is chaired by Mr Graeme Allan Jack with Dr Renu Bhatia (appointed on August 1, 2024), Mr Paul Rutherford Carter and Mr Wong Tak Wai (appointed on March 6, 2025) as members. Professor Mok Shu Kam, Tony ceased to be a member of the Audit Committee on August 1, 2024. None of the Committee Members is related to the Company's external auditor.

The Audit Committee held three meetings in 2024 with 100% attendance.

Members	Attended/Eligible to attend
Graeme Allan JACK (Chairman)	3/3
Renu BHATIA[1]	1/1
Paul Rutherford CARTER	3/3
MOK Shu Kam, Tony[2]	2/2

Notes:

(1)   Appointed as a member on August 1, 2024

(2)   Ceased to be a member on August 1, 2024

The Group's internal audit activity continues to be handled by CK Hutchison Holdings Limited ("CKHH", being the largest shareholder of the Company) which appoints a General Manager with responsibility for the internal audit ("Internal Audit GM") to report directly to the Audit Committee. Internal Audit GM and external auditor, PwC, attended all Audit Committee meetings. In addition, the Audit Committee held private sessions with them, as well as the CFO, separately without the presence of Management.

CORPORATE GOVERNANCE REPORT

The function of the Audit Committee is to assist the Board in fulfilling its duties through the review and supervision of the Company's financial reporting, risk management and internal control systems (including cybersecurity risks) and to take on any other responsibility as may be delegated by the Board from time to time. The Audit Committee is responsible for monitoring the integrity of the Group's interim and annual results and financial statements, and reviewing the significant financial reporting judgments contained therein, as well as overseeing the relationship between the Company and its external auditors. It is also required to develop and review the Company's policies and practices on corporate governance including compliance with statutory and the Rules requirements; and review the scope, extent and effectiveness of the activities of the Group's internal audit function. In addition, it is authorized to engage independent legal and other advisers and conduct investigations as it determines to be necessary.

Throughout 2024, the Audit Committee discharged the duties and responsibilities under its terms of reference and the applicable corporate governance code. The following paragraphs of this report set out a summary of the work performed by the Audit Committee during 2024 and 2025 (up to the date of this report).

During 2024 and 2025 (up to the date of this report), the Audit Committee met with the CFO and other senior management of the Company, the Internal Audit GM and PwC, to review the 2024 interim and 2023 and 2024 annual results, reports and financial statements, and other financial, corporate governance, risk management, internal control and cyber risks of the Group. It received, considered and discussed the reports and presentations of Management, Internal Audit GM and PwC. As part of these reviews and discussions, the Audit Committee reviewed a SOX compliance project conducted by the Company, which assessed the management of internal controls and procedures, and the evaluation of the internal control systems relating to financial reporting of the Company to ensure compliance with the requirements of section 404 of SOX. The Company also prepared and presented the Corporate Governance Compliance Reports and Disclosure Compliance and Litigation Reports during the Audit Committee meetings. These reviews were conducted to ensure that the Group's 2023 and 2024 annual results, reports and financial statements were prepared in accordance with USGAAP and comply with the applicable disclosure requirements of the Companies Ordinance and the Hong Kong Listing Rules, and for such control as the Directors determine is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error. Based on these reviews and discussions, the Audit Committee was satisfied that the Group's 2024 interim and the Group's 2023 and 2024 annual results, reports and financial statements have been prepared in accordance with the aforementioned requirements and recommended that these be approved by the Board.

The Audit Committee met three times during 2024 and one time during 2025 (up to the date of this report) with PwC to consider its reports on the scope, strategy, progress and outcome of its independent review of the Group's 2024 interim financial statements and audit of the Group's 2023 and 2024 annual financial statements. It reviewed the composition of the audit engagements teams and PwC's strategy and approach for the interim review and the annual audit, including the audit risk and materiality assessment, the nature, timing and scope of the audit procedures, and PwC's reporting obligations before the audit commenced. It received and discussed updates with PwC on the audit including observations on the control environment and material areas in which significant accounting judgments were applied, as well as information about the firm's quality management and monitoring process for the audit, the delivery of audit deliverables against agreed timetable and milestones and the involvement of specialist and expert. The Audit Committee was satisfied with PwC's competence, expertise, resources, as well as the effectiveness of the audit services.

There were no breaches of the policy on hiring employees or former employees of the external auditor during the reported period. The Audit Committee reviewed the audit fees and the fees for non-audit services payable to PwC. The non-audit services were carried out in accordance with PwC's independence policy to ensure that they do not create a conflict of interest and comply with the Group's policy regarding the engagement of its external auditors for the various services.

During the reported period, the Audit Committee also reviewed the independence and objectivity of PwC. It had considered all relationships (including requirements for rotation of audit partners, provision of non-audit services and long-term audit relationship) between the Company and PwC when assessing the independence and objectivity of the external auditor. The Audit Committee considered PwC to be independent and PwC, in accordance with applicable professional ethical standards, provided the Audit Committee written confirmation of its independence and objectivity for 2024.

To assist the Board in assessing the overall governance, financial reporting, risk management and internal control framework and maintaining effective risk management and internal control systems, covering all material controls, including financial, operational and compliance controls, in 2024, the Audit Committee reviewed the process by which the Group evaluated its control environment and managed significant risks (including cybersecurity risks). It received, considered and provided feedback on the risk management report, the composite risk register, the risk heat map, the presentations of the Internal Audit GM and Management on their review with respect to the effectiveness of the risk management and internal control systems of the Group. Based on these reviews, the Audit Committee concurred with confirmation from Management that such systems are effective and adequate. It also reviewed and was satisfied with the adequacy of resources, qualifications and experience of the accounting, internal audit and financial reporting functions, and the training programs and budget of the Group.

In addition, the Audit Committee reviewed, in conjunction with the Internal Audit GM, the 2024 work plans and resource requirements, and deliberated on the reports regarding the effectiveness of risk management and internal control systems (including cyber risks) of the Group. Further, it also considered the reports from the Legal Department on the Group's material litigation proceedings and compliance status on key legal and regulatory requirements. These reviews and reports were taken into consideration by the Audit Committee when it made its recommendation to the Board for approval of the consolidated financial statements. During 2024, the Audit Committee also received periodic presentations on, and reviewed, the compliance status of the Group with respect to the applicable corporate governance code as well as other corporate governance topics including the Group's policies and practices on compliance with legal and regulatory requirements. In April 2024, the Audit Committee also reviewed and recommended to the Board updates to its terms of reference and certain corporate governance policies including the Shareholders Communication Policy and Code on Dealings in Shares. It has also received regular update reports on CPD training of Directors.

The Audit Committee, on behalf of the Board, also conducted a review of the implementation and effectiveness of the Shareholders Communication Policy in March 2025. Having considered the multiple channels of communication and engagement in place (see "Relationship with Shareholders and Other Stakeholders" on pages 101 to 102 of this report), the Audit Committee is satisfied that the Shareholders Communication Policy has been properly implemented during 2024 and is effective.

EXTERNAL AUDITOR

The Group's policy regarding the engagement of its external auditor for the various services listed below is as follows:

- Audit services – include audit services provided in connection with the audit of the consolidated financial statements. All such services are to be provided by the external auditor.

- Audit related services – include services that would normally be provided by an external auditor but not generally included in the audit fees, such as audits of the Group's pension plans, due diligence and accounting advice related to mergers and acquisitions, internal control reviews of systems and/or processes, and issuance of special audit reports for tax or other purposes. The external auditor is to be invited to undertake those services that must be undertaken, or is otherwise best placed to undertake, by it in its capacity as an auditor.

- Taxation related services – include all tax compliance and tax planning services, except for those services which are provided in connection with the audit. The Group engages the services of the external auditor where it is best suited. All other significant taxation related work is undertaken by other parties as appropriate.

- Other services – include amongst others, risk management diagnostics and assessments, and non-financial systems consultations. The external auditor is also permitted to assist Management and the Internal Audit GM with internal investigations and fact-finding into alleged improprieties. These services are subject to specific approval by the Audit Committee.

- General consulting services – the external auditor is not eligible to provide services involving general consulting work.

An analysis of the fees of PwC is shown in Item 16C of the Form 20-F. For the year ended December 31, 2024, fees of US$2.5 million charged by PwC in total were for both audit and non-audit services. The non-audit services, which amounted to approximately US$0.1 million, were related to tax compliance and the provision of tax advices. These non-audit services had been reviewed prior to the engagement by the Audit Committee, which considered such services not having an impairing effect on the independence of the auditor.

The Audit Committee was satisfied with PwC's competence, expertise, resources, independence and objectivity, as well as the effectiveness of the audit process, and recommended to the Board on the re-appointment of PwC as the external auditor which will be considered by the shareholders at the forthcoming AGM.

AUDIT REPORT ON THE ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

The consolidated financial statements of the Group for the year ended December 31, 2024 have been audited by PwC in accordance with USGAAP. The unqualified auditor's report is set out on pages 107 to 110. The consolidated financial statements of the Group for the year ended December 31, 2024 have also been reviewed by the Audit Committee.

RISK MANAGEMENT, INTERNAL CONTROL AND LEGAL AND REGULATORY COMPLIANCE

RISK MANAGEMENT AND INTERNAL CONTROL

Effective risk management and internal control systems are fundamental components of good corporate governance. They are pivotal to the sustainable growth of the Group, fostering resilience, and safeguarding the interests of stakeholders.

The Company recognizes the dynamic nature of the risks (including sustainability and cyber risks) its businesses face. To ensure an effective management of the risks, a comprehensive governance structure is in place to systematically identify, assess, manage, and monitor risks that may have a material adverse impact on the achievement of the Group's strategic and business objectives.

To illustrate the structure and process of the risk management and internal control systems of the Group, the following table depicts detailed roles and responsibilities, in terms of "Governance and Oversight" by the Board through the Audit Committee and the Sustainability Committee, "Risk Review and Communication" by the Executive Directors, "Risk and Control Monitoring" by the Group functions, "Risk and Control Ownership" by the executive management teams of each core business, and "Independent Assurance" by the Group's internal audit function.

Governance and Oversight
The Board
• Has overall responsibility for the systems of risk management and internal control of the Group. • Evaluates and determines the nature and extent of the risks that the Group is willing to accept in pursuit of its strategic and business objectives, with due regard to its risk appetite. • Inculcates appropriate risk culture across the business operations of the Group. • Ensures that appropriate and effective risk management and internal control systems are established and maintained. • Oversees the management of sustainability risks and opportunities, through delegation to the Sustainability Committee. • Reviews the effectiveness of the risk management and internal control systems of the Group, through delegation to the Audit Committee, and through review of Group-wide strategies, budgets, business plans and performances.

Audit Committee	**Sustainability Committee**
• Reviews and assesses the risk management and internal control systems of the Group, with particular regard to their effectiveness. • Performs corporate governance functions delegated by the Board. *(For details on the roles and responsibilities, refer to the Audit Committee Terms of Reference.)*	• Reviews sustainability risks and opportunities, and assesses emerging sustainability issues and trends that could impact the business operations and performance of the Group. *(For details on the roles and responsibilities, refer to the Sustainability Committee Terms of Reference.)*

Risk Review and Communication
Executive Directors
• Provides leadership on risk and return balance. • Monitors the risk profile of the Group and assesses if significant risks are appropriately mitigated. • Ensures that a review of the effectiveness of the risk management and internal control systems of the Group has been conducted, and makes recommendation to the Board, through the Audit Committee, regarding the effectiveness of the systems.

Risk and Control Monitoring
Group Functions

• Establishes relevant policies and procedures for Group-wide adoption.
• Monitors the implementation and effectiveness of the risk management practices in core businesses and provides guidance where appropriate. In particular, the following dedicated working groups are formed:
  – IT Working Group, established by the Audit Committee consisting currently of a Non-executive Director, Internal Audit GM and CFO, who receives reports from cybersecurity team led by the head of IT and Security and monitors the prevention, detection, mitigation, and remediation of cybersecurity incidents.
  – Sustainability working group, comprising representatives from different business units, supports the Sustainability Committee in discharging its responsibilities.

Risk and Control Ownership	Independent Assurance
Core Businesses	**Internal Audit**
• Carries out risk management activities and escalates promptly on material issues. • Ensures that a risk-aware culture is maintained at all levels of the operations through ongoing policy reinforcement and training. • Conducts a review of the effectiveness of the risk management and internal control systems and provides management declaration on the review results half-yearly.	• Provides independent assurance as to the existence and effectiveness of the risk management activities and controls in the business operations of the Group (refer to pages 93 to 94 of this annual report for more details).

Whilst the risk management and internal control systems of the Group are designed to identify and manage risks that could adversely impact the achievement of the Group's strategic and business objectives, they do not provide absolute assurance against material mis-statement, errors, losses, fraud or non-compliance.

RISK MANAGEMENT

The Company adopts an Enterprise Risk Management ("ERM") framework which is consistent with the COSO (the Committee of Sponsoring Organizations of the Treadway Commission) framework. The ERM framework facilitates a systematic approach in identifying, assessing, managing and monitoring risks (including sustainability and cyber risks) within the Group, be they are of strategic, financial, operational or compliance nature.

Risk management is an integral part of the day-to-day operations and management of the Group and is a continuous process carried out at all levels of the Group. There are ongoing dialogues between the Executive Directors and the management team of each core business division about the current and emerging risks (including sustainability and cyber risks) that are relevant to their businesses, the plausible impacts of the risks and mitigation measures to ensure that the executive management teams of each core business have performed their duties to have effective systems. These measures, among others, include instituting additional controls and deploying appropriate insurance instruments to minimize or transfer the impact or risks that the Group's businesses face. The latter also includes Directors and Officers Liability Insurance to protect Directors and officers of the Group against potential personal legal liabilities.

In terms of formal risk review and reporting, the Group adopts a "top-down and bottom-up" approach involving regular inputs from each core business as well as discussions and reviews by the Executive Directors and the Board, through the Audit Committee. More specifically, on a half-yearly basis, each core business unit is required to formally identify the significant risks (including sustainability and cyber risks) it faces and assess the risk severity based on potential impact and likelihood, whilst the Executive Directors provide input after taking a holistic assessment of all the significant risks that the Group faces. Relevant risk information including key mitigation measures and plans are recorded in a risk register to facilitate the ongoing review and tracking of progress.

The composite risk register together with the related risk assessment report, form part of the risk management report for review and approval by the Audit Committee on a half-yearly basis. The Audit Committee, on behalf of the Board, reviews the report, discusses the risk management and internal control systems, including matters related to cybersecurity risks, with the Internal Audit GM and Executive Directors, and provides input as appropriate so as to ensure effective systems in place. The following table summarizes the risks factors of the Group which could affect the Group's financial condition or results of operations that differ materially from expected or historical results and the relevant mitigation actions.

In 2024, the Group continued to proactively address sustainability risks following the climate risk assessment conducted in 2023. Climate risks identified along with potential financial impacts have been integrated into the ERM framework of the Group. This has led to improvements in the integration of sustainability risks and ongoing monitoring.

RISK MANAGEMENT OVERVIEW

RISK FACTOR	RISK DESCRIPTION	MANAGEMENT ACTIONS
Risks Related to the Financial Position and Need for Capital		
Funding for product development programs and commercialization efforts	The research and development of drug candidates, as well as commercialization in the areas of manufacturing, marketing, sales and distribution of such drug candidates, requires significant expenditures. Failure to raise capital on attractive terms may compromise the Group's ability to execute its business plans.	• Continued to actively monitor available cash resources against future cash requirements • Secured diversified sources of funding o Cash inflows from commercial operations o Sharing of clinical development costs with and receipt of milestone income from partners through collaborations o Entering into out-licensing arrangements with global pharmaceutical companies o Ready access to capital markets as listed on AIM, Nasdaq and HKEX o Bank borrowing facilities o Proceeds from private placements of shares o Divestment of non-core businesses
Risks Related to Oncology/Immunology Operations and Development of the Group's Drug Candidates		
Profitability dependent on the successful development and commercialization of the drug candidates	The Group does not expect to be significantly profitable unless and until it successfully completes its clinical trials, receives relevant regulatory approval and generates substantial sales of its innovative drugs in ongoing development.	Continued to regularly evaluate the research and development strategy of the Group in light of unmet medical needs. Three oncology drugs, ELUNATE® in metastatic colorectal cancer and endometrial cancer, SULANDA® in pancreatic and non-pancreatic neuroendocrine tumors and ORPATHYS® in non-small cell lung cancer with MET exon 14 skipping alterations, were approved and launched in China. In addition, FRUZAQLA® was approved by US Food and Drug Administration for previously treated metastatic colorectal cancer in November 2023. In 2024, FRUZAQLA® was approved in Argentina, Australia, Canada, the European Union, Israel, Japan, Singapore, Switzerland, the United Arab Emirates and the United Kingdom, with additional regulatory applications progressing.
Competition in discovering, developing and commercializing drugs	The development and commercialization of new drugs is highly competitive. The competition from other pharmaceutical companies with respect to current drug candidates, as well as any future drug candidates, is always present given market dynamics.	• Determined potential markets with high unmet demands in drug discovery process • Formed strategic partnerships and collaborated with other companies • Development of next-generation antibody-targeted therapy conjugate platform where IND-enabling work is ongoing and first global clinical trials, including in China, are expected to initiate in late 2025

RISK FACTOR	RISK DESCRIPTION	MANAGEMENT ACTIONS
Attract, retain and motivate key executives and qualified personnel	Attracting, retaining and motivating key executives and personnel is critical to an organization's success, particularly in the innovative pharmaceutical industry. The loss of key executives and personnel could impede the achievement of research, development and commercialization initiatives.	• Built culture of innovation and high engagement and empowerment with high focus on reward and recognition • Benchmarked salary and compensation structure against peer groups • Provided share-based compensation to incentivize key management/talent • Established key performance measurement and talent development schemes
Commercial strategy for newly approved drug products	Following the commercial launches of the Group's pipeline products, a comprehensive strategy is required to secure manufacturing and commercialization capacity.	• Drug product manufacturing facilities in Shanghai and Suzhou, along with outsourced manufacturing in Switzerland, provided sufficient manufacturing capacity required for global commercial supplies • Established commercial infrastructure to perform commercialization activities for approved drug products in China. Outside of China, strategy to collaborate with established multinational partners to develop late stage drug candidates and perform commercialization activities, e.g. FRUZAQLA®
Risks Related to Sales of the Group's Internally Developed Drugs and Other Drugs		
Compliance with extensive regulatory requirements for pharmaceutical companies in China	The regulatory framework in China governs and addresses all aspects of operations within the pharmaceutical industry, including licensing and certification requirements, periodic renewal and reassessment processes, and registration of new drugs, interactions with healthcare professionals and organizations among others. Violations of such requirements may adversely affect the Group's businesses.	• Strengthened relevant review criteria governing interactions with healthcare professionals and organizations • Established compliance team and implemented internal policies and procedures to monitor compliance • Benchmarked against regulatory reviews of industry groups and best practices of peers

Product liability	The Group's businesses face an inherent risk of product liability exposure related to sales of products or the products licensed from third parties. If the Group cannot successfully defend against product liability claims, if any, product reputation and financial results could be materially affected.	• Established measures to ensure product safety
		  o Independent laboratory testing
		  o Compliance with relevant quality practices
		  o Sourcing from well-established suppliers
		• Procured product liability insurance

Risks Related to the Group's Dependence on Third Parties		
Relationships with collaboration partners	Poor relationships with collaboration partners could lead to disagreement regarding clinical development and commercialization, and termination or expiration of the collaboration. Any such matters would cause adverse impacts to business reputation and financial results.	• Established joint steering committees to make key decisions and resolve any differences • Organized ongoing dialogue and regular meetings at executive levels to facilitate strategic alignment and planning

RISK FACTOR	RISK DESCRIPTION	MANAGEMENT ACTIONS
Sourcing of materials for clinical trials and commercial products	The development and commercialization of drug candidates requires sufficient supplies (including Active Pharmaceutical Ingredient (API)) for clinical testing and commercial demand. Development and commercialization could be interrupted if suppliers fail to provide a stable supply of necessary materials.	• Secured exclusive third-party production lines on top of existing API manufacturing suppliers • Continued to actively monitor the supply of materials and inventory levels • Sourced materials and products from well-established clinical suppliers with long-term relationships
Compliance with clinical trial regulatory requirements of collaboration with partner/clinical research organization	The regulatory approval process for clinical trials may be delayed or subject the Group to enforcement action in cases where clinical research organizations or collaboration partners fail to comply with clinical trial regulations. Any non-compliance may require clinical trials to be repeated and may delay regulatory approval.	• Implemented measures to ensure compliance such as sourcing from well-established clinical suppliers • Maintaining relevant liability insurance
Other Risks and Risks Related to Doing Business in China		
National Reimbursement Drug List ("NRDL") pricing risk on innovative products	China's NRDL system is driving down the price of innovative drugs which affects the profitability of all biotech companies. Inclusion into the NRDL may result in a higher sales volume and sales growth but a reduction in the price.	• Undertook holistic assessments to determine minimum acceptable pricing when applying for inclusion in the NRDL by taking various factors into consideration, such as patient population size and patient out-of-pocket costs • ELUNATE®, SULANDA® and ORPATHYS® have been included in the NRDL with effect from March 2023
Uncertainties with respect to the legal system and changes in laws and regulations in China	The implementation of laws and regulations in China may be in part based on government policies and internal rules that are subject to the interpretation and discretion of different government agencies. Unexpected changes to laws and regulations can materially affect business operations and financial results.	• Continued to closely monitor the pharmaceutical regulatory environment in China • Benchmarked against regulatory reviews of industry groups and best practices of peers
Adverse information technology incidents	Pharmaceutical companies which develop and commercialize new drugs rely significantly on information technology for storing clinical and financial data. Information technology systems could be vulnerable to damage from external or internal security incidents, breakdowns, malicious intrusions and cybercrimes, which may cause significant interruptions or losses to the business.	• Implemented information technology systems security which is subject to regular reviews internally and by external experts • Ensured the regular maintenance and upgrading of information technology systems to enhance security • Ensured compliance with best-practice cybersecurity guidelines published by the National Institute of Standards and Technology (NIST) • Established policies & procedures to continuously monitor cybersecurity systems/incidents and risks and determine if disclosure of any material incidents are required
Foreign currency fluctuations	The value of the Renminbi against the US dollar and other currencies may fluctuate and is affected by changes in political and economic conditions. Appreciation or depreciation in the value of the Renminbi relative to US dollars would affect financial results reported in US dollar terms regardless of any underlying change in the business or results of operations.	• Implemented active cash management to mitigate foreign currency exposure o Active monitoring of China operations and its funding requirements to plan remittances and timely conversion to address exposure to currency exchange rate variations

RISK FACTOR	RISK DESCRIPTION	MANAGEMENT ACTIONS
Compliance with personal information and data protection and privacy regulations	The business is subject to personal information and data protection and privacy laws at the local, state, national and international levels where applicable. Legal requirements regarding personal information and data protection and privacy continue to evolve and may result in ever-increasing public security and escalating levels of enforcement action.	• Established Information Security Policy, Personal Information Protection Policy, Policy on Personal Data Governance and other related policies and procedures on personal and customer data governance with relevant compliance requirements • Closely monitored the development in the relevant regulatory regime to ensure compliance with the requirements • Provided timely updates to Directors and senior management on the status of information security monitoring • Maintained relevant cybersecurity insurance • Conducted relevant cybersecurity assessment annually through an independent third party
Compliance with anti-corruption regulations	The business is in frequent contact with persons who may be considered government officials under applicable anti-corruption, anti-bribery and anti-kickback laws, which include doctors at public hospitals in China and elsewhere. The PRC laws and regulations strictly prohibit bribery of government officials. Since July 2023, various ministries/administrations in the PRC jointly established a focus group to investigate misconduct and irregularities in the healthcare industry.	• Conducted ongoing review of policies and measures to ensure compliance with the anti-corruption laws and regulations • Conducted regular monitoring measures covering various types of activities including events and speaker engagements, and evaluated the compliance history and quality of healthcare organizations for compliance with relevant regulations • Conducted training on a continuous basis to ensure its staff are up-to-date on compliance requirements in China
Risks Related to Intellectual Property		
Protect product intellectual property rights	The discovery and development of innovative medicines require significant investment of resources. A pharmaceutical company's success depends in part on its ability to protect such investments, products and drug candidates from competition by establishing and enforcing intellectual property rights. Failure could cause additional competition to harm the business.	• Implemented active management and tracking of intellectual property rights • Consulted with external counsel as and when warranted • Established protection mechanisms including execution of confidentiality and non-competition agreements, registration of intellectual property rights and defense of any intellectual property related claims

Pages 12 to 84 of Form 20-F provide a further discussion of these and other important risk factors which could affect the Group's financial condition or results of operations.

INTERNAL CONTROL ENVIRONMENT

Group structures covering all subsidiaries, associated companies and joint ventures are maintained and updated on a timely and regular basis. Executive Directors are appointed to the boards of all material operating subsidiaries and associated companies for overseeing and monitoring those companies, including attendance at board meetings, review and approval of budgets and plans, and determination of business strategies with associated risks identified and key business performance targets set. The executive management team of each core business division is accountable for the conduct and performance of each business in the division within the agreed strategies, and similarly, management of each business is accountable for its conduct and performance. The Executive Directors monitor the performance and review the risk profiles of the companies within the Group on an ongoing basis.

The internal control procedures of the Group include a comprehensive system for reporting information to the executive management team of each core business division and the Executive Directors.

Business plans and budgets are prepared annually by management of individual businesses and subject to review and approval by both the executive management team and Executive Directors as part of the Group's five-year corporate planning cycle. Reforecasts for the current year are prepared on a quarterly basis, reviewed for variances to the budget and for approval. When setting budgets and reforecasts, management identifies, evaluates and reports on the likelihood and potential financial impact of significant business risks.

Executive Directors review monthly management reports on the financial results and key operating statistics of each business division and discuss with the executive management team and senior management of business operations to review these reports, business performance against budgets, forecasts, significant business risk sensitivities and strategies. In addition, financial controllers of the executive management team of each core business division discuss with the representatives of the Finance Department to review monthly performance against budget and forecast, and to address accounting and finance related matters.

The Finance Department has established guidelines and procedures for the approval and control of expenditures. Operating expenditures are subject to overall budget control and are controlled within each business with approval levels set by reference to the level of responsibility of each executive and officer. Capital expenditures are subject to overall control within the annual budget review and approval process, and more specific control and approval prior to commitment by the Finance Department or Executive Directors are required for unbudgeted expenditures and material expenditures within the approved budget. Quarterly reports of actual versus budgeted and approved expenditures are also reviewed.

The Group's internal audit activity is outsourced to CKHH and the Audit Committee believes that outsourcing offers the Group access to the range of skills and resources required and has endorsed its continuing use. The Audit Committee monitors and reviews the internal audit relationship with CKHH and the procedures used, as described in further detail below, to ensure the effectiveness of the internal audit process.

The Internal Audit GM, reporting directly to the Audit Committee, provides independent assurance as to the existence and effectiveness of the risk management activities and controls in the Group's business operations in various countries. Using risk assessment methodology and taking into account the dynamics of the Group's activities, internal audit derives its yearly audit plan which is reviewed by the Audit Committee, and reassessed during the year as needed to ensure that adequate resources are deployed and the plan's objectives are met. The Internal Audit GM is responsible for assessing the Group's risk management and internal control systems, formulating an impartial opinion on the systems, and reporting its findings to the Audit Committee, the CEO, the CFO and the senior management concerned as well as following up on all reports to ensure that all issues have been satisfactorily resolved. In addition, a regular dialogue is maintained with the external auditor so that both are aware of the significant factors which may affect their respective scope of work.

Depending on the nature of business and risk exposure of individual business units, the scope of work performed by the internal audit function includes financial, IT and operations reviews, recurring and surprise audits, fraud investigations and productivity efficiency reviews.

Reports from the external auditor on internal controls and relevant financial reporting matters are presented to the Internal Audit GM and, as appropriate, to the CFO. These reports are reviewed and appropriate actions are taken.

CORPORATE GOVERNANCE REPORT

LEGAL AND REGULATORY CONTROL COMPLIANCE

The Group is committed to ensuring its businesses are operated in compliance with local and international laws, rules and regulations. The Legal Department has the responsibility of safeguarding the legal interests of the Group, including preparing, reviewing and approving all legal and corporate secretarial documentation of Group companies, working in conjunction with finance, tax, treasury, corporate secretarial and business unit personnel on the review and co-ordination process, and advising Management on legal and commercial issues of concern. In addition, the Legal Department is also responsible for overseeing regulatory compliance matters of all Group companies. It analyzes and monitors the regulatory frameworks within which the Group operates, including reviewing applicable laws and regulations and preparing and submitting responses or filings to relevant regulatory and/or government authorities on regulatory issues and consultations. In addition, the Legal Department prepares and updates internal policies where necessary so as to strengthen the internal controls and compliance procedures of the Group. The Legal Department also determines and approves the engagement of external legal advisors, ensuring the requisite professional standards are adhered to as well as most cost effective services are rendered. Further, the Legal Department organizes and holds from time to time continuing education on legal and regulatory matters of relevance to the Group for Directors and the business executives.

GOVERNANCE POLICIES

The Group places utmost importance on the ethical, personal and professional standards of Directors and employees of the Group. All employees adhere to various Group policies that reflect the core values and corporate culture of the Group. The Code of Ethics is the central tool through which the Company sets the conduct expectations for employees and business partners underscoring the strong commitment of the Group to uphold high standards of business integrity, honesty and transparency in all its business dealings. The Company has also established anti-corruption and whistleblowing policies and systems, which are conducive to setting a healthy corporate culture and good corporate governance practices. In addition, the Group has adopted and implemented a number of other governance policies to incorporate the core values of the Group into its operations and practices. These policies are reviewed from time to time to ensure their relevance and appropriateness to the Group's business, corporate strategy and stakeholder expectations. In addition, employees are required to make a self-declaration every year to confirm that he/she has read, understood and will continue to comply with, the various Group policies.

Key governance policies and guidelines of the Group, which are posted on the website of the Group, include:

Code of Ethics

The Code of Ethics of the Group sets the standards for employees and business partners as are reasonably necessary to promote honest and ethical conduct, accurate and timely disclosure in the reports and documents that the Group files or submits to regulators, compliance with applicable laws and regulations, prompt internal reporting of violations and accountability for adherence to the Code of Ethics. Every employee is required to undertake to adhere to the Code of Ethics, which includes provisions dealing with conflict of interest, diversity and a respectful workplace, health and safety, protection and proper use of company assets, record keeping, bribery and corruption, personal data protection and privacy as well as reporting procedures for illegal and unethical behavior. Employees are required to report any non-compliance with the Code of Ethics in accordance with the established reporting and escalation procedures.

Whistleblowing Policy

In line with the commitment to achieve and maintain the highest standards of openness, probity and accountability, the Company expects and encourages employees of the Group and those who deal with the Group (e.g. customers, suppliers, creditors and debtors) to report to the Company, in confidence, any suspected impropriety, misconduct or malpractice within the Group. In this regard, the Company has adopted the Whistleblowing Policy. The policy aims to provide reporting channels and guidance on reporting possible improprieties and reassurance to whistleblowers of the protection that the Group will extend to them in the formal system, including anonymity and legal protection against unfair dismissal or victimization for any genuine reports made. The Board delegated the authority to the Audit Committee which is responsible for ensuring that proper arrangements are in place for fair and independent investigation of any matters raised and appropriate follow-up actions are taken.

Anti-Bribery and Anti-corruption Policy

In its business dealings, the Group does not tolerate any form of bribery or corruption, whether direct or indirect, by, or of, its Directors, officers, employees, agents or consultants or any persons or companies acting for it or on its behalf. The Anti-Bribery and Anti-Corruption Policy, which outlines the Group's zero-tolerance stance against bribery and corruption, assists employees in recognizing circumstance which may lead to or give the appearance of being involved in corruption or unethical business conduct, so as to avoid such conduct which is clearly prohibited, and to promptly seek guidance where necessary. Each business unit is required to report any actual or suspected incidents of bribery, corruption, theft, fraud or similar offences to the Internal Audit GM for independent analyses and necessary follow up.

Shareholders Communication Policy

The Group is committed to enhancing long-term shareholder value through regular communication with its shareholders, both individual and institutional. To this end, the Group strives to ensure that all shareholders have ready, equal and timely access to all publicly available information of the Group. The Shareholders Communication Policy sets out the framework the Company has put in place to promote effective communication with shareholders so as to enable them to engage actively with the Company and exercise their rights as shareholders in an informed manner.

Policy on Handling of Confidential and Price-sensitive Inside Information, and Securities Dealing

With a view to ensuring that inside information is identified, handled and disseminated in compliance with the applicable rules and regulations, and proper internal control procedures are in place to guard against mishandling of inside information which may constitute insider dealing or breach of any other statutory obligations, the Group has implemented the Policy on Handling of Confidential and Price-sensitive Inside Information and Securities Dealing. The policy also adopts additional precautions which should be taken by employees who are in possession of price-sensitive inside information, including identification of project by code name and dissemination of information for stated purpose and on a need-to-know basis only. Whilst all employees are absolutely prohibited at all times from dealing in the securities of the Company when they are in possession of unpublished and price-sensitive inside information or confidential information, certain members of senior management or staff are subject to specific additional compliance requirements as are communicated to them individually from time to time (including but not limited to obtaining written pre-clearance from designated members of management prior to any dealing in any such securities).

Policy on Personal Information Governance

The Group is also committed to the safeguard and protection of the personal information acquired from (i) its employees, agents, consultants, contractors, vendors, service providers, (ii) patients or clinical study subjects who use the Group's products and other customers, (iii) healthcare professionals who study or prescribe the Group's products, and (iv) in connection with the Group's investment or business development activities including, the Group's due diligence process, in compliance with applicable data protection laws in jurisdictions in which the Group operates. Personal information should only be collected for specified, clear and legitimate purposes and only to the extent needed to achieve those purposes and use of such data should only be proportionate to clear purposes. Excessive personal information collection is prohibited.

Information Security Policy

Employees must not disclose any confidential information of the Group, its customers, suppliers, business partners or shareholders, except when disclosure is authorized by the Group in accordance with the Information Security Policy which defines the common policies for information confidentiality, integrity and availability to be applied across the entire Group.

Trainings on information security, which includes policies, standards, baselines, procedures, guidelines, responsibilities, related enforcement measures, and consequences of failure to comply, are mandatory and conducted regularly for all employees.

Board Diversity Policy and Director Nomination Policy

The two Board policies, Board Diversity Policy and Director Nomination Policy set out the approach to achieving diversity as well as the approach and procedures the Board adopts for the nomination and selection of Directors. Further details of the policies are provided on page 94 of this report.

INTERNAL AUDIT

The Internal Audit GM, reporting directly to the Audit Committee, provides independent assurance as to the existence and effectiveness of the risk management activities and controls in the business operations of the Group. It has wide authority to access documents, records, properties and personnel of the Group. By applying risk assessment methodology and considering the dynamics of the activities of the Group, internal audit devises its three-year risk-based audit plan for review by the Audit Committee. The audit plan is subject to continuous reassessment taking into account external and internal factors such as macro-economic and regulatory changes, business and operational changes, emerging risks and opportunities (including sustainability and cyber-related ones), as well as audit and fraud findings which may affect the risk profile of the Group during the year.

Internal audit is responsible for assessing the effectiveness of the risk management and internal control systems of the Group, including reviewing the continuing connected transactions of the Company (refer to pages 53 to 54 of this annual report for more details), formulating an impartial opinion on the systems, and reporting its findings and recommendations to the Audit Committee, the Executive Directors and the executive management team concerned, as well as following up on the issues to ensure that they are satisfactorily resolved, within the agreed timeline. In addition, internal audit maintains a regular dialogue with the external auditor so that the parties are aware of the significant factors which may affect their respective scope of work.

Depending on the nature of business and risk exposure of individual business units, the scope of work performed by internal audit includes financial, IT, operations, sustainability, business ethics, governance policy and regulatory compliance reviews, recurring and surprise audits, as well as productivity efficiency reviews.

Internal audit is also responsible for periodic fraud analyses and independent investigations. In accordance with the Code of Ethics and Anti-Bribery and Anti-Corruption Policy of the Group, each business unit is required to report in a timely manner to the Company any actual or suspected bribery, fraudulent or suspicious activities. These cases, together with those escalated through the Whistleblowing Policy, are recorded in the Company's centralized fraud incidents register under the internal audit's custody, and are independently assessed and investigated as appropriate. Internal audit would promptly escalate any incidents of material nature to the Chairman of the Audit Committee for his direction. Also, a summary of the fraud incidents and relevant statistics (including results of independent investigations and actions taken) is presented to the Audit Committee and the Executive Directors on a regular basis.

Reports from the external auditor on internal controls and relevant financial reporting matters are presented to internal audit and, as appropriate, to the CFO. These reports are reviewed and appropriate actions are taken.

The Board, through the Audit Committee, has conducted a review of the effectiveness of the Group's risk management and internal control systems for the year ended December 31, 2024 covering all material controls, including financial, operational and compliance controls, and concurs with Management confirmation that such systems are effective and adequate. Neither significant changes in the risk profile of the Group nor significant areas of concern which might affect shareholders were identified. In addition, the Board, through the Audit Committee and the Sustainability Committee, has reviewed and is satisfied with the adequacy of resources, staff qualifications and experience, training programs and budget of the Group's accounting, internal audit, financial reporting, and sustainability performance and reporting functions.

NOMINATION OF DIRECTORS

NOMINATION COMMITTEE

Chaired by Professor Mok Shu Kam, Tony, an Independent Non-executive Director, the Nomination Committee comprises four members, the others being Dr Dan Eldar, Non-executive Director (appointed on May 17, 2024), Dr Chaohong Hu, Independent Non-executive Director (appointed on February 4, 2025) and Mr Graeme Allan Jack, Independent Non-executive Director. Mr To Chi Keung, Simon ceased to be a member of the Nomination Committee upon his retirement from the Board on May 17, 2024. The composition is in full compliance with the code provisions of the HK CG Code. The majority of the members are Independent Non-executive Directors with one Non-executive Director among its membership. This is to provide perspective and insight from a director, who brings a strategic oversight, thereby enabling more befitting candidates to be nominated for consideration.

The responsibilities of the Nomination Committee are to review the structure, size, composition (including the skills, knowledge, experience and diversity profile) of members of the Board against the Group's needs at least annually, assists the Board in maintaining a Board skills matrix and make recommendations on the composition of the Board to achieve the Group's corporate strategy as well as promote shareholder value. It identifies suitable director and senior management candidates and selects or makes recommendations to the Board on the appointment or re-appointment of Directors, succession planning for Directors, and the selection of individuals to be nominated as senior management. Furthermore, it also assesses the independence of Independent Non-executive Directors having regard to the criteria under the Hong Kong Listing Rules and Nasdaq Listing Rules and reviews the Director Nomination Policy and the Board Diversity Policy periodically and makes recommendation on any proposed revisions to the Board. The Nomination Committee also reviews and assesses regularly the time commitment and contribution to the Board by each Director as well as the Director's ability to discharge his/her responsibilities, and supports the regular evaluation of the performance of the Board. The Nomination Committee is authorized by the Board where necessary to obtain independent professional advice on matters within its terms of reference.

NOMINATION PROCESS

The nomination process has been, and will continue to be, conducted in accordance with the Director Nomination Policy and the Board Diversity Policy, which are available on the website of the Company. The Board will from time to time review these policies and monitor their implementation to ensure continued effectiveness and compliance with regulatory requirements and good corporate governance practices.

Pursuant to the Director Nomination Policy, the Nomination Committee, in determining the suitability of a candidate, will consider the potential contributions a candidate can bring to the Board including the attributes complementary to the Board, the commitment, motivation and integrity of the candidate, having due consideration of the benefits of a diversified Board.

Under the Board Diversity Policy, Board candidates are selected based on merit and the contribution such candidates can bring to the Board to complement and expand the competencies, experience and perspectives of the Board as a whole, taking into account the corporate strategy of the Group and the benefits of various aspects of diversity, including gender, age, culture, ethnicity, educational background, professional experience and other factors that the Nomination Committee may consider relevant from time to time towards achieving a diversified Board.

BOARD SKILLS MATRIX

As at the date of this report, the Board comprises eleven Directors. The table below shows the Board structure, and skills set, expertise and competencies of the Directors:

Structure and Size						Committees					Qualification		Skills and Expertise					
Name	Age	Years on Board	Gender	Ethnicity	ED/NED/INED	Audit	Remuneration	Nomination	Sustainability	Technical	Professional	Educational	Financial Reporting	Business Management	Legal & Regulatory	Strategic Planning & Risk Management	Sustainability	Pharmaceutical Related Knowledge/ Experience
Dan ELDAR	71	8	M	NC	NED			✔		✔		BA, MA, MA, PhD		✔		✔		
Weiguo SU	67	7	M	C	ED					✔		BSc, PhD		✔		✔		✔
Johnny CHENG	58	14	M	C	ED				✔		N1	BEc	✔	✔		✔	✔	
Edith SHIH	73	18	F	C	NED		✔		✔		N2	BSE, MA, MA, EdM		✔	✔	✔	✔	
Ling YANG	45	1	F	C	NED							BA, BSc, MBA		✔		✔		
Paul CARTER	64	8	M	NC	INED	✔	✔			✔	N3	BA	✔	✔		✔		✔
Renu BHATIA	66	<1	F	NC	INED	✔				✔	N6	MBBS, MBA	✔	✔		✔		✔
Chaohong HU	59	<1	F	C	INED			✔		✔		BSc, PhD		✔		✔		✔
Graeme JACK	74	8	M	NC	INED	✔	✔	✔			N4	BCom	✔	✔				
Tony MOK	64	7	M	C	INED			✔	✔	✔	N5	BMSc, MD	✔				✔	✔
WONG Tak Wai	68	<1	M	C	INED	✔					N4	BCom	✔	✔		✔	✔	

F: Female
M: Male
C: Chinese
NC: Non-Chinese
ED: Executive Director
NED: Non-executive Director
INED: Independent Non-executive Director

Notes:

N1: Associate of Chartered Accountants Australia and New Zealand

N2: Solicitor qualified in England and Wales, Hong Kong and Victoria, Australia; Fellow of both The Chartered Governance Institute and The Hong Kong Chartered Governance Institute, holding Chartered Secretary and Chartered Governance Professional dual designations

N3: Fellow of the Chartered Institute of Management Accountants in the United Kingdom

N4: Fellow of the Hong Kong Institute of Certified Public Accountants; Associate of Chartered Accountants Australia and New Zealand

N5: Fellow of the Royal College of Physicians and Surgeons of Canada, Hong Kong College of Physicians, Hong Kong Academy of Medicine, Royal College of Physicians of Edinburgh and American Society of Clinical Oncology

N6: Licensed physician

The charts below show the diverse skills set of the Directors and the diversity profile of the Board as at the date of this report:



Board Skills Matrix

5 Directors — Pharmaceutical Related Knowledge/ Experience
6 Directors — Financial Reporting
4 Directors — Sustainability
9 Directors — Strategic Planning & Risk Management
10 Directors — Business Management
1 Director — Legal & Regulatory


Board Composition and Diversity
12
10
8
6
4
2
0
Female
(36%)
Male
(64%)
Executive
Directors
(18%)
Non-executive
Directors
(27%)
Independent
Non-executive
Directors
(55%)
Chinese
(64%)
Non-Chinese
(36%)
Above 70 years old
(27%)
Between 60 and
70 years old
(46%)
Below 60 years old
(27%)
Gender
Designation
Ethnicity
Age Group

The current Board is comprised of a diverse group of individuals whose collective skills, experience, and diversity directly support the Group's mission to discover, develop, and bring innovative medicines to patients worldwide. The Board's composition reflects a deliberate effort to align with the Group's core values of innovation, pragmatism, collaboration, and efficiency. The Directors' expertise in business management, strategic planning, and risk management, as illustrated in the Board skills matrix, ensures the Group is well-guided in its long-term strategic objectives and commercial strategies. The Board's collective experience also enables effective oversight of the Group's risk management and internal control systems. The inclusion of directors with financial reporting expertise ensures the integrity of the Group's financial statements. Additionally, Directors with pharmaceutical-related knowledge and experience contribute to the primary objective of developing targeted therapies for cancer and immunological diseases. The Board's diversity, including gender, ethnicity, and professional backgrounds, fosters a broad range of perspectives crucial for robust decision-making and supports the Group's purpose, values, and strategic direction.

Female representation at the Board stands at a relatively high level of 36% (four out of eleven), above average amongst companies listed on HKEX and represents an increase from 22% in 2023. This representation aligns with the Board's target of 30% female representation. Such target will be reviewed on an annual basis by the Nomination Committee. The Company cements its commitment to gender diversity within its business, so it continues to review and assess the appropriate level of gender diversity and composition that aligns with the strategy of the Company. The Company will continue to seek to ensure it has an appropriate mix of diversity and has a number of initiatives in place to meet its strategic imperative of ensuring it has a diverse Board. Structured recruitment, selection and training programs at various levels within the Group will also continue to be conducted to develop a broader pool of skilled and experienced potential Board members.

The total gender diversity of the workforce is balanced, with a slightly higher level of female employee base (male represents 46% and female represents 54%). Further details on the gender ratio of the Group and initiatives taken to improve gender diversity across senior management and the wider workforce, together with relevant data, can be found in the 2024 Sustainability Report of the Group, which will be published together with this annual report.

If the Board determines that an additional or replacement Director is required, the Nomination Committee will deploy multiple channels for identifying suitable director candidates, including referral from Directors, shareholders, management, advisors of the Company and external executive search firms. Where a retiring Director, being eligible, offers himself/herself for re-election, the Nomination Committee will consider and, if appropriate, recommend such retiring Director to stand for re-election. A circular containing the requisite information on retiring Directors will be sent to shareholders prior to the general meeting at which such Directors are to be proposed for re-election, in accordance with the Hong Kong Listing Rules.

Shareholders of the Company may also nominate a person to stand for election as a Director at a general meeting in accordance with the Articles of Association of the Company and applicable laws and regulations. The procedures for such proposal are posted on the website of the Company.

The Nomination Committee held two meetings in 2024 with 100% attendance.

Members	Attended/Eligible to attend
MOK Shu Kam, Tony (Chairman)	2/2
Dan ELDAR [1]	1/1
Graeme Allan JACK	2/2
TO Chi Keung, Simon [2]	1/1

Notes:

(1)   Appointed as a member on May 17, 2024

(2)   Ceased to be a member upon his retirement from the Board on May 17, 2024

In 2024, the Nomination Committee reviewed the structure, size and composition of the Board, ensuring that it has sound diversity and a balanced composition of skills and experience appropriate for the requirements of the businesses of the Group and that appropriate individuals with relevant expertise and leadership qualities are appointed to the Board to complement the capabilities of existing Directors.

In May 2024, October 2024 and November 2024, the Nomination Committee recommended to the Board the appointment of Dr Renu Bhatia, Dr Chaohong Hu and Mr Wong Tak Wai, as Independent Non-executive Directors respectively. Their appointments were subject to a stringent assessment process in accordance with the Director Nomination Policy and Board Diversity Policy, to ensure the Board possesses the necessary skills, experience and knowledge in alignment with the Company's strategy. The Company believes that Dr Renu Bhatia's in-depth knowledge and expertise in health-care, finance and fintech, and regulatory sectors, Dr Chaohong Hu's expertise in the development of therapeutic antibodies, antibody drug conjugates and vaccines, as well as Mr Wong Tak Wai's extensive experience in accounting, auditing and corporate finance will provide significant benefits to the Company.

The Nomination Committee also assessed the independence of all Independent Non-executive Directors and considered all of them to be independent, having regard to their independence confirmation and the assessment of their independence with reference to the independence criteria set out in Hong Kong Listing Rules and Nasdaq Listing Rules. In particular, the Nomination Committee considered that all Independent Non-executive Directors will continue to provide a balanced and independent view to the Board, play a leading role in the Board committees and bring independent and external dimension as well as constructive and informed comments on issues of the Company's strategy, policy, performance, accountability, resources, key appointments and standards of conduct. None of the Independent Non-executive Directors have any involvement in the daily management of the Company, or any financial or other interests or relationships in the business of the Company. In addition, there are no circumstances which would materially interfere with their exercise of independent judgment. It also discussed the succession planning for Directors and senior management.

At its meeting in March 2025, the Nomination Committee, alongside its review of the structure, size, composition (including the skills, knowledge, experience and diversity profile) of the Board, reviewed and assessed the time commitment and contribution to the Board by each Director. The assessment considered each Director's ability to discharge their responsibilities, referencing factors such as participation in Board and Board Committee meetings, existing listed company directorships, other significant external time commitments, CPD training undertaken and the results of the performance evaluation for the Board and its committees. The Nomination Committee recognized the invaluable advice provided by senior Board members, drawing from their decades of experiences and deep understanding of commercial trends. The Nomination Committee is satisfied that each Director can discharge their responsibilities effectively.

At the same meeting, the Nomination Committee reviewed the results of the Board performance evaluation, confirming that the overall performance aligns with the business and strategic goals of the Group. The Nomination Committee affirmed the independence of the Independent Non-executive Directors, deliberated and selected Directors for retirement and re-election at the 2025 AGM and recommended to the Board for consideration. The Board Diversity Policy and Director Nomination Policy were also reviewed and their implementation and effectiveness during 2024 were endorsed by the Nomination Committee.

The terms of reference of the Nomination Committee has been updated to reflect the amendments to the HK CG code.

REMUNERATION OF DIRECTORS AND SENIOR MANAGEMENT

REMUNERATION COMMITTEE

The Remuneration Committee comprises three members and is chaired by Mr Paul Rutherford Carter, senior Independent Non-executive Director, with Ms Edith Shih (appointed on May 17, 2024), Non-executive Director and Mr Graeme Allan Jack, Independent Non-executive Director, as members. Mr To Chi Keung, Simon ceased to be a member of the Remuneration Committee upon his retirement from the Board on May 17, 2024. The composition of the Remuneration Committee meets the requirements of chairmanship and independence under the Hong Kong Listing Rules. The majority of the members are Independent Non-executive Directors with one Non-executive Director among its membership. This is to provide perspective and insight from a director on the capabilities, effectiveness and performance of directors and senior management. The Remuneration Committee meets towards the end of each year to determine the remuneration package of Executive Directors and senior management of the Group but Remuneration matters are also considered and approved by way of written resolutions and where warranted, at additional meetings.

The Remuneration Committee held four meetings in 2024 with 100% attendance.

Members	Attended/Eligible to attend
Paul Rutherford CARTER (Chairman)	4/4
Graeme Allan JACK	4/4
TO Chi Keung, Simon [1]	1/1
Edith SHIH [2]	3/3

Notes:

(1)   Ceased to be a member upon his retirement from the Board on May 17, 2024

(2)   Appointed as a member on May 17, 2024

The responsibilities of the Remuneration Committee are to assist the Board in achieving its objectives of attracting, retaining and motivating a broader and more diverse pool of employees of the highest caliber and experience needed to shape and execute the strategy across the Group's substantial, diverse and international business operations. It assists the Group in the administration of a fair and transparent procedure for setting remuneration policies for all Directors and senior management of the Group. Whilst the Board retains its power to determine the remuneration of Non-executive Directors, the responsibility for reviewing and determining the remuneration package of individual Executive Directors and senior management of the Group is delegated to the Remuneration Committee. The Committee is authorized by the Board where necessary to obtain independent professional advice on any matters within its terms of reference.

During the year, the Remuneration Committee reviewed background information on market data (including economic indicators, statistics and the compensation benchmarking), headcount and staff costs. It also reviewed and approved the proposed 2025 directors' fees for Executive Directors and made recommendation to the Board on the proposed 2025 directors' fees for Independent Non-executive Directors. Prior to the end of the year, the Remuneration Committee reviewed and approved the 2024 year-end bonus and 2025 remuneration package of Executive Directors and senior management of the Group. No Director or any of his/her associates is involved in deciding his/her own remuneration.

In addition, the Remuneration Committee has reviewed the approach to remuneration and reporting on executive remuneration in detail. Aimed at attracting and retaining top talent, the Remuneration Committee appointed an independent advisor, Aon Enterprise Solutions (Shanghai) Co., Ltd. ("Aon") to conduct benchmarking research on the compensation of a peer group of US and China biotech companies (the "Aon Benchmarking Research"). Aon has no other connection with the Company or individual Directors. The Remuneration Committee comprehensively reviewed the Group's compensation and share-based incentives policies, the Aon Benchmarking Research and established an attractive policy to ensure the Group is able to recruit and retain top talent. Vesting of share-based awards under such policy is in line with the referenced peer group. The Committee takes seriously its responsibility to ensure that the executive remuneration practices of the Group drive strong performance, are aligned with the strategy and sustainability of the Group and are appropriate in the context of the external regulatory environment and the expectations of stakeholders.

In addition, the Committee reviewed and made recommendation to the Board on grant of share awards under the LTIP and share options under the share options scheme to incentivize talents and professional expertise to stay and grow with the Group. Share awards and share options granted are generally with vesting period for more than 12 months. Details on the share awards and share options granted during the year are set out in the Director's Report.

REMUNERATION POLICY

The remuneration of Dr Weiguo Su and Mr Cheng Chig Fung, Johnny (both Executive Directors) and senior management is determined by the Remuneration Committee with reference to their expertise and experience in the industry, the performance and profitability of the Group and remuneration benchmarks from other local and international companies as well as prevailing market conditions. Senior management also participates in bonus arrangements which are determined in accordance with the performance of the Group and the individuals.

The Independent Non-executive Directors of the Company have been granted restricted share units bought in the market by the trustee of the LTIP (in the form of non-performance based LTIP awards) and they do not receive any performance related remuneration from the Company (please refer to the Directors' Report for more information about Directors' compensation). Such non-performance based LTIP awards vest 25% annually over a four year period. No new LTIP were granted to the Independent Non-executive Directors of the Company since 2022 and none is intended in future. All Directors' compensation arrangements are approved by the Board with the relevant Directors declaring their interest and abstaining from voting where it relates to their compensation. In addition, the Nomination Committee assesses the independence of all the Independent Non-executive Directors every year having regard to the criteria under the HK CG Code. Therefore, the current compensation arrangements will not compromise the independence of the Independent Non-executive Directors.

2024 REMUNERATION

Directors' emoluments comprise payments to Directors by the Company and its subsidiaries in connection with the management of the affairs of the Company and its subsidiaries. The emoluments of each of the Directors disclosed in the below table exclude amounts received by certain Directors from the subsidiaries of the Company but which were not retained and were paid onward by the respective Directors to a subsidiary of the Company or subsidiaries of CKHH. The amounts paid to each Director for 2024 are as below:

Name of Director	Salary and fees US$'000	Bonus US$'000	Benefits-in-kind US$'000	Taxable benefits US$'000	Pension contributions US$'000	Non-performance based LTIP [1] US$'000	Other share-based compensation [2] US$'000	Total US$'000
Chairman:								
TO Chi Keung, Simon [3]	32 [4] [5]	–	–	–	–	(80) [4][6]	–	(48)
Dan ELADR [7]	81	–	–	–	–	32	–	113
Executive Directors:								
Weiguo SU	887 [5] [8]	1,282	8	–	72	209	2,537	4,995
CHENG Chig Fung, Johnny	443 [8]	513	12	–	33	–	453	1,454
Non-executive Directors:								
Edith SHIH	–	–	–	–	–	32 [9]	–	32
Ling YANG	–	–	–	–	–	–	–	–
Independent Non-executive Directors:								
Paul Rutherford CARTER	117	–	–	–	–	32	–	149
Renu BHATIA [10]	59	–	–	–	–	–	–	59
Chaohong HU [11]	9	–	–	–	–	–	–	9
Graeme Allan JACK	111	–	–	–	–	32	–	143
MOK Shu Kam, Tony	116	–	–	–	–	32	–	148
Aggregate emoluments	1,855	1,795	20	–	105	289	2,990	7,054

Notes:

(1)   LTIP awards to the Directors of the Company are in the form of non-performance based LTIP only. Amounts above reflect the annual amortization of the fixed monetary amounts of the LTIP awards over their vesting periods. No new LTIP awards have been issued to Independent Non-executive Directors since 2022.

(2)   Other share-based compensation to Dr Weiguo Su and Mr Cheng Chig Fung, Johnny includes share options and performance based LTIP awards granted to Executive Directors. Amounts above reflect the annual amortization of the fixed or determinable monetary amounts of the LTIP awards and the grant date fair value of the share options over their vesting periods. For performance based LTIP awards, the monetary amount of LTIP awards are estimated based on the expected achievement of the performance targets. The fair value of share options granted is estimated in accordance with the methodology disclosed on page 119 of this annual report. This methodology does not take into account the actual share price at the date of exercise or whether any vested share options would be exercised. The significant inputs to the valuation model are disclosed on page 130 of this annual report and the details of the share options granted are set out in the "Directors' Report" section on pages 57 to 62.

(3)   Retired on May 17, 2024.

(4)   Such Director's fees and non-performance based LTIP awards were paid/transferred to his employer, Hutchison Whampoa (China) Limited.

(5)   Directors' fees to these Directors from the Company's subsidiaries during the period they served as directors have been paid to the subsidiaries of the Company/CKHH and are not included in the amounts above.

(6)   Amounts include the reversal of the amortization expense in prior years relating to lapsed non-performance based LTIP awards as a result of his retirement on May 17, 2024.

(7)   Appointed as Chairman on May 17, 2024.

(8)   Emoluments paid include Director's fees of US$75,000.

(9)   Such non-performance based LTIP awards were transferred to her employer, Hutchison International Limited.

(10)   Appointed on May 13, 2024.

(11)   Appointed on November 21, 2024.

The Committee consulted with the Group's largest shareholder when developing its remuneration policy. In reviewing and setting remuneration, including that of Executive Directors, the Committee receives updates on investors' views from time to time. These lines of communication ensure that emerging best-practice principles are factored into the Committee's decision-making.

The remuneration paid to the members of Management, including salaries, pension contributions, performance related bonuses and share-based compensation (the annual amortization of share options and LTIP awards), by bands during the year (or for the period of employment in 2024) is set out below:

Remuneration Bands	Number of Individuals
US$700,000 to US$1,100,000	2
US$1,100,000 to US$1,800,000	2
US$1,800,000 to US$2,500,000	1

TECHNICAL COMMITTEE

The Technical Committee comprises six members and is chaired by Professor Mok Shu Kam, Tony, Independent Non-executive Director with Dr Renu Bhatia (appointed on May 13, 2024), Mr Paul Rutherford Carter, Dr Chaohong Hu (appointed on November 21, 2024), Independent Non-executive Directors, the Non-executive Chairman Dr Dan Eldar (appointed on May 17, 2024) and Dr Weiguo Su, Executive Director as members. Mr To Chi Keung, Simon ceased to be a member of the Technical Committee upon his retirement from the Board on May 17, 2024. The Committee considers from time to time matters relating to the technical aspects of the business and research and development. It also invites such executives as it thinks fit to attend meetings as and when required. The Technical Committee is authorized by the Board where necessary to obtain independent professional advice on matters within its terms of reference.

The Technical Committee held four meetings in 2024 with overall attendance of approximately 90%.

Members	Attended/Eligible to attend
MOK Shu Kam, Tony (Chairman)	4/4
Renu BHATIA [1]	3/3
Paul Rutherford CARTER	3/4
Dan ELDAR [2]	3/3
Chaohong HU [3]	1/1
Weiguo SU	4/4
TO Chi Keung, Simon [4]	0/1

Notes:

(1)   Appointed on May 13, 2024

(2)   Appointed on May 17, 2024

(3)   Appointed on November 21, 2024

(4)   Ceased to be a member upon his retirement from the Board on May 17, 2024

RELATIONSHIP WITH SHAREHOLDERS AND OTHER STAKEHOLDERS

In order to stay attuned to changing expectations of stakeholders, the Group gives high priority to, and actively promotes investor relations and constructive dialogue with the investment community throughout the year. Multiple channels of communication and engagement are available.

Through the CEO, the CFO, the Investor Relations Department and the Corporate Secretarial team, in addition to corporate communication of the Company, the Group engages with and responds to requests for information and queries from the investment community including shareholders, analysts and the media through regular briefing meetings, webcasts, announcements, conference calls and presentations. In 2024, over 700 investor interactions including virtual meetings, in-person meetings and conference calls and correspondence were conducted.

The Board also provides clear and full information on the Group to shareholders through the publication of notices, announcements, circulars, interim and annual reports. The Memorandum and Articles of Association of the Company is published on the websites of the Company and HKEX. Moreover, a wide range of information on the Group is also available to shareholders and stakeholders on the website of the Company, including details of the arrangements on dissemination of corporate communications of the Company and for requesting printed copies of corporate communications. A dedicated Corporate Governance section is also available on the website of the Company. The corporate governance-related and sustainability-related policies and practices are available and updated on a regular basis. There is also a dedicated Sustainability section on the website containing further information on sustainability.

AGM and other general meetings of the Company provide one of the primary forums for communication with shareholders and for shareholder participation. Such meetings provide shareholders with the opportunity to share their views and to meet the Board and certain members of senior management. Question and answer sessions at general meetings foster constructive dialogues between shareholders of the Company, Board members and Management.

Shareholders are encouraged to participate at general meetings of the Company physically, through electronic means, or by proxy if they are unable to attend in person. Pursuant to the Articles of Association of the Company, any one or more shareholders (or one shareholder which is a recognized clearing house, or its nominee(s)) holding not less than one-tenth of the paid up share capital of the Company, carrying the right of voting at general meetings of the Company, have rights to call for general meetings and to put forward agenda items for consideration by shareholders, by depositing at the principal office of the Company in Hong Kong a written requisition for such general meetings, signed by the shareholders concerned together with the objects of the meeting. The Board would within 21 days from the date of deposit of requisition convene the meeting to be held within two months after the deposit of such requisition.

All substantive resolutions at general meetings are decided on a poll which is conducted by the Company Secretary and scrutinized by the Share Registrars of the Company. The results of the poll are published on the websites of the Company and applicable stock exchanges. In addition, regularly updated financial, business and other information on the Group are made available to the shareholders and stakeholders on the website of the Company.

The latest annual shareholders' meeting of the Company was the 2024 AGM, which was held on May 10, 2024 as an electronic/hybrid meeting at which shareholders attended both physically and by electronic facilities. The 2024 AGM was attended by all Directors and its external auditor. The respective chairpersons of the Board, Audit Committee, Nomination Committee, Remuneration Committee, Sustainability Committee and Technical Committee were all present. Directors are requested and encouraged to attend shareholders' meetings.

CORPORATE GOVERNANCE REPORT

Separate resolutions were proposed at the 2024 AGM on each substantive issue and the percentage of votes cast in favor of such resolutions as disclosed in the announcement of the Company dated May 10, 2024 are set out below:

Resolutions proposed at the 2024 AGM		Percentage of Votes
Ordinary Resolutions:		
1	Adoption of the audited financial statements, and the reports of the directors and independent auditors for the year ended December 31, 2023.	93.5575%
2(A)	Re-election of Mr To Chi Keung, Simon as a director.	94.9555%
2(B)	Re-election of Dr Weiguo Su as a director.	99.9129%
2(C)	Re-election of Mr Cheng Chig Fung, Johnny as a director.	99.8625%
2(D)	Re-election of Dr Dan Eldar as a director.	99.7098%
2(E)	Re-election of Ms Edith Shih as a director.	99.3498%
2(F)	Re-election of Ms Ling Yang as a director.	98.5138%
2(G)	Re-election of Mr Paul Rutherford Carter as a director.	90.1866%
2(H)	Re-election of Mr Graeme Allan Jack as a director.	96.1541%
2(I)	Re-election of Professor Mok Shu Kam, Tony as a director.	98.2167%
3	Re-appointment of PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian LLP as the Auditors of the Company for Hong Kong financial reporting and US financial reporting purposes, respectively, and authorization of Directors to fix the Auditors' remuneration.	99.9339%
Special Resolution:		
4	Granting of a general mandate to the Directors of the Company to issue additional shares of the Company.	99.4384%
Ordinary Resolution:		
5	Granting of a general mandate to the Directors of the Company to repurchase shares of the Company.	99.9974%

Accordingly, all resolutions put to shareholders at the 2024 AGM were passed. The results of the voting by poll were published on the websites of the Company and applicable stock exchanges.

Other corporate information relating to the Company is set out in the "Information for Shareholders" section of this annual report. This includes, among others, dates for key corporate events for 2025 and public float capitalization as at December 31, 2024.

The Group values feedback from shareholders and other stakeholders on its efforts to promote transparency and foster investor relationship. Comments and suggestions to the Board or the Company are welcome and can be addressed to the Company Secretary by mail to 48th Floor, Cheung Kong Center, 2 Queen's Road Central, Hong Kong or by e-mail at cosec@hutch-med.com. Institutional investors and analysts can contact the Investor Relations of the Company by email at ir@hutch-med.com. Stakeholders who wish to provide feedback and suggestions on the sustainability report and sustainability issues can send email to ir@hutch-med.com. The Board receives updates from the Company Secretary and the Investor Relations of the Company from time to time on key issues raised by shareholders and investors. In developing and formulating Group strategy, the Board considers such key issues raised and takes shareholder and stakeholder feedback into account.

SHAREHOLDERS COMMUNICATION POLICY

The Shareholders Communication Policy, which is available on the website of the Company, sets out the framework in place to promote two-way communication with shareholders so as to enable them to engage actively with the Company and exercise their rights as shareholders in an informed matter. The Audit Committee is responsible for regular review of the effectiveness and compliance with prevailing regulatory and other requirements of the policy. In April 2024, the Shareholders Communication Policy was updated with respect to the arrangements for electronic dissemination of corporate communications of the Company to shareholders. In March 2025, the Audit Committee reviewed the policy again and considered that the implementation of the policy effective during 2024 (see "Audit Committee" on pages 81 to 83 of this report).

DIVIDEND POLICY

The Board adopted a Dividend Policy for the Company. The Board intends to retain all future earnings for use in the operation and expansion of the business of the Company and does not have any present plan to pay any dividends for the immediate future. The declaration and payment of any dividends in the future will be determined by the Board, and will be dependent on a number of factors, including the earnings, capital requirements, overall financial condition, and contractual obligations of the Company.

SUSTAINABILITY

SUSTAINABILITY GOVERNANCE

The key sustainability mission of the Group is to create long-term value for all stakeholders by aligning its sustainability objectives to the strategic development of its businesses. The Board has the overall responsibility to ensure that sustainability issues are integrated into the strategy and long-term development of the Group. It provides oversight of the sustainability performance of the Group through closely monitoring key sustainability matters and performance indicators, along with trends, risks, and opportunities that may impact the business development of the Group. Supported by the Sustainability Committee, senior management, and the sustainability working group, the Board oversees the management approach to sustainability matters and the formulation of sustainability strategies.

The Board identifies and assesses climate and sustainability risks on an ongoing basis. Through the Audit Committee and Sustainability Committee, it reviews the risk management framework to ensure its effectiveness in design, implementation and monitoring of risks. Climate-related risk has been incorporated in the sustainability risks management framework of the Company, following the climate risk assessment conducted in 2022. Thereafter, regular monitoring and reviews have been undertaken to evaluate the efficacy of the climate resilience strategy and potential financial impact. Based on the 2022 assessment, the Company conducted a comprehensive assessment on the financial impact of climate risks, focusing on the most material climate hazards to the Group in 2024. This assessment will continue in 2025, preparing the Company for the latest climate-related disclosure requirements.

The Board is committed to embedding corporate social responsibility and sustainability into the fundamental structure of the business to ensure long-term value creation for all stakeholders.

The Group firmly believes that establishing a robust sustainability governance structure is crucial for the long-term sustainable development of the Group. Its four-tier sustainability governance framework reflects the workflow of group-wide sustainability initiatives as shown below. This diagram does not include the Audit Committee, which also maintains oversight of governance and risk management of the Group.

Four-tier Sustainability Governance Structure of the Group



BOARD LEVEL
Board of Directors
(Non-executive Chairman, CEO and CSO, CFO, two other non-executive directors ("NEDs"), six independent non-executive directors ("INEDs")

BOARD COMMITTEE LEVEL
Sustainability Committee
(CFO, one NED, one INED)

MANAGEMENT LEVEL
Senior Management
(CEO & CSO, CFO, Chief Medical Officer, Head of Operations, Head of Commercial (China), Head of Business Development & Strategic Alliance, and other department heads)

OPERATION LEVEL
Sustainability Working Group
(Representatives from different business units)

CORPORATE GOVERNANCE REPORT

Board of Directors

By closely monitoring sustainability trends, stakeholder expectations and the business needs of the Group, the Board is devoted to steering the group-wide sustainability strategy in achieving the goals and targets of the Group. The Board oversees the sustainability strategy, reporting, and risk management framework. It actively promotes the success of the Group by directing the formation and implementation of its sustainability strategy. The Board also regularly reviews progress against the Group's sustainability objectives and targets.

Sustainability Committee

In response to the growing concerns of sustainability issues, the Sustainability Committee was established in 2021 to enhance the Group's sustainability governance practices.

The Sustainability Committee comprises three members and is chaired by Ms Edith Shih, Non-executive Director and Company Secretary, with Mr Cheng Chig Fung, Johnny, Executive Director, and Professor Mok Shu Kam, Tony, Independent Non-executive Director, as members. It advises the Board and Management on and oversees the development and implementation of sustainability initiatives of the Group, including reviewing the progress towards meeting sustainability targets as well as sustainability disclosures, related policies and practices as well as assessing and making recommendations on matters pertaining to the sustainability governance, strategies, planning and risk management of the Group.

In accordance with the terms of reference, the Sustainability Committee meets at least twice a year to review the sustainability performance of the Group and evaluate whether the Group is on track with the sustainability priorities and goals. To assist the Board in handling sustainability-related topics, the Committee meets regularly with the Board and makes recommendations to the Board on the Company's sustainability risks and opportunities, objectives, strategies, priorities, initiatives, goals, and sustainability disclosures. The Sustainability Committee is authorized by the Board where necessary to obtain independent professional advice on matters within its terms of reference.

The Sustainability Committee held three meetings in 2024 with 100% attendance.

Members	Attended/Eligible to attend
Edith SHIH (Chairman)	3/3
CHENG Chig Fung, Johnny	3/3
MOK Shu Kam, Tony	3/3

During 2024, the Committee discussed and reviewed the sustainability initiatives with respect to the stakeholders of the Company, including but not limited to the employees, investors and shareholders, customers, business partners and suppliers. It also reviewed the materiality assessment results, short- to long-term sustainability goals and targets, climate risk assessment, biodiversity assessment, supplier Environmental, Social and Governance ("ESG") assessment, as well as the sustainability roadmap and ongoing internal engagement throughout the year. The Committee also endorsed and recommended the 2023 Sustainability Report of the Company to the Board for approval.

At its meeting in March 2025, the Sustainability Committee received an update on the sustainability initiatives and progress of the 2024 Sustainability Report. The adequacy of resources, staff qualifications and experience, training programs and budget of the Group's sustainability performance and reporting function was also examined and considered satisfactory by the Sustainability Committee.

Senior Management

The senior management meet regularly to discuss sustainability issues ahead of their submission to the Sustainability Committee for their review and oversight of the performance. They provide oversight on how the sustainability working group integrates sustainability into daily practices. In addition, they have the overall responsibility to assess and manage sustainability issues that impact the business, including staying abreast on sustainability trends and developments of the Company. They also discuss and develop strategic direction on emerging issues, develop, shape and monitor the progress of the new sustainability targets and receive updates from the sustainability working group on the overall performance.

In 2024, the senior management held four meetings related to sustainability initiatives.

Sustainability Working Group

The sustainability working group consists of representatives from different business units. Members of the working group have diverse backgrounds and experience, representing a broad spectrum of skill sets across the Group's operations. The working group is responsible for the operational support in driving sustainability performance across the Group.

In 2024, the working group conducted six meetings, to discuss sustainability initiatives, and also attended four data collection training sessions.

PROGRESS OF SUSTAINABILITY GOALS AND TARGETS

The Group made continuous progress in 2024 in its commitment to the long-term sustainability of its businesses and communities in which it conducts business. To align with the sustainability strategy and facilitate the monitoring of its sustainability performance, a long- term net zero goal and 11 short- term sustainability-related targets for the Company and its subsidiaries were set in 2022 to achieve by 2050 and 2025. The goal and targets are an important aspect in achieving the Company's long-term vision of being a more sustainable business. The senior management and Sustainability Committee meet regularly to discuss and receive updates on the progress of these targets. Please refer to the 2024 Sustainability Report for an overview, details and progress of each goal and target.

Enhanced Sustainability Disclosure

The Group enhanced its sustainability disclosure, including publishing its fourth Sustainability Report with reference to various sustainability reporting standards. The 2024 Sustainability Report further enhanced disclosure by making reference to the International Financial Reporting Standards ("IFRS") Sustainability Disclosure Standards (IFRS S1 and IFRS S2) and the Sustainability Accounting Standards Board ("SASB") Biotechnology & Pharmaceuticals Sustainability Accounting Standard. The Group continues to disclose its climate action in alignment with the recommendations of the Task Force on Climate- related Financial Disclosures (TCFD).

Stakeholder Engagement and Materiality Analysis

Understanding the needs and expectations of the stakeholders of the Group has been and continues to be vital to the development of its sustainability strategy. It enables the Group to identify and prioritize existing and emerging risks and opportunities across its business operations. Materiality to the business is driven by internal and external viewpoints on how each sustainability issue impacts the business and stakeholders, as well as the Group's impacts on society and the environment.

The Group maintains an ongoing, open, and transparent dialogue with stakeholders to maximize opportunities for them to share their perceptions and build long-term relationships. Gathering views from its stakeholders helps the Group analyze and identify emerging environmental, social and governance risks and opportunities to the business. Key stakeholder groups include employees, investors and shareholders, governments and regulators, healthcare professionals and patients, business partners, suppliers, industry associations and academia, non-government organizations and the community, and the media.

The Board, with the support of an independent third-party, initiated a robust and comprehensive materiality assessment in 2022, involving both internal and external stakeholders to understand their perceptions of the sustainability strategy of the Company and their evolving expectations and priorities for the future.

In 2024, the Company considered insights from SASB materiality topics for the pharmaceutical industry, conducted peer benchmarking, and analyzed global sustainability trends. This comprehensive approach allowed a thorough review of materiality assessment results from 2022. As a result, the original 33 material topics were re-grouped to 20. The Company also considered that the existing material topics under the 2023 materiality matrix remained aligned with its sustainability pillars. After due and careful consideration, the Sustainability Committee recommended to the Board that the material topics under the 2023 materiality matrix remain unchanged for the year 2024, and this recommendation was approved by the Board. Please refer to the 2024 Sustainability Report for details.

The sustainability strategy of the Company sets key strategic focus areas under five Sustainability Pillars: Ethics and Transparency, Innovation, Climate Action, Access to Healthcare and Human Capital, which take into account peer benchmarking and assessment against the SASB industry-based metrics, and also incorporate the most relevant material sustainability topics identified in our materiality assessment.

Biodiversity Assessment

Recognizing the importance of nature-related financial disclosures under the Task Force for Nature-Related Financial Disclosures (TNFD), a biodiversity assessment had been conducted to understand the Group's dependency on and impact on nature. The assessment results were supported by over 10 one-on-one interviews with major business units as well as industry-related data from World Wide Fund (WWF) and Exploring Natural Capital Opportunities, Risks and Exposure (ENCORE) database. The results showed that the Group was most dependent on surface water, flood and storm protection, water flow maintenance, water quality, and pest control, while its major impact drivers were water pollutant, water use, soil pollutants, solid waste, and non-Greenhouse gas air pollutants. Based on the assessment, a Biodiversity Policy has been endorsed by the Sustainability Committee and approved by the Board for public disclosure on the website of the Company.

CORPORATE
GOVERNANCE REPORT

Action on Climate Risks

In 2022, an independent third-party was engaged to conduct a climate risk assessment to identify climate-related risks and opportunities, as well as the potential financial impacts to help the Company better formulate its climate resilience strategy. Climate-related risk was then added into the sustainability risks in the ERM framework of the Company.

In 2023, the Company conducted screening and measurement of material Scope 3 emission categories, aligning with forthcoming regulatory changes for more emission accounting. It also increased its engagement with suppliers to implement sustainability initiatives collaboratively. A digital data collection platform was implemented to streamline collecting, managing and reporting data, improving data reliability, comparability and transparency.

In 2024, based on the 2022 assessment, the Company conducted another comprehensive assessment on the potential financial impacts of climate risks and opportunities for the Group. Costs were estimated under low-, mid-, and high-emission scenarios to prepare for the latest climate-related disclosure requirements under the Hong Kong Listing Rules and other international disclosure standards as appropriate.

Supplier ESG Assessment

In order to assess the suppliers' maturity on ESG, the Company distributed a self-assessment questionnaire to major suppliers of the Group for completion during 2024. The results indicated that approximately 65% of the suppliers had medium or above maturity on ESG. The suppliers of the Group had generally demonstrated notable strengths in the areas of legal compliance and ethics, health and safety, and product quality. Meanwhile, results also indicated a few areas that required improvements, including climate risk management, reporting disclosure, and environmental management.

Sustainability roadmap and ongoing internal engagement

To prepare for setting new sustainability targets, current sustainability-related efforts have been continually assessed, and individual departments were encouraged to develop their own initiatives. Discussions focused on the five-sustainability pillars identified in 2023, including innovation, climate action, access to healthcare, human capital, and ethics and transparency. This bottom-up approach aimed to empower different departments to define the ambition level for the renewed target setting in 2025.

Improvement on ESG Ratings

MSCI ESG upgraded the rating of the Company from BBB to A. ISS ESG upgraded the rating of the Company from C to C+, classified it as Prime. The S&P Global score of the Company continued to show progress, rising from 48 to 53, placing the Company in the 93th percentile of the industry. Additionally, the Company achieved an A- rating and a top quartile score in the Hang Seng Corporate Sustainability Index Series, particularly in the areas of environment and governance.

The Company has demonstrated consistent and aligned improvement across various ratings, despite the different methodologies used by the agencies. In recognition of its marked improvement in sustainability efforts within the pharmaceutical industry, the Company was honored with multiple ESG awards in 2024, including three distinctive awards by Bloomberg Businessweek, the Best ESG (E) Award by the Hong Kong Investors Relation Association and being listed amongst the Top 20 ESG Competitiveness and Top 10 in Climate Change Mitigation by Healthcare Executive.

The Group believes that these efforts will guide it towards a more sustainable future. A standalone Sustainability Report of the Company for 2024 is published alongside the 2024 Annual Report and includes further information on the Group's sustainability initiatives and their performances. It further discusses the abovementioned sustainability mission and strategies, management approach, progress, material quantitative data, as well as policies and key initiatives of the Group.

By Order of the Board

Edith Shih
Director and Company Secretary

March 19, 2025

INDEPENDENT AUDITOR'S REPORT

To the Shareholders of HUTCHMED (China) Limited
(incorporated in the Cayman Islands with limited liability)

Opinion

What we have audited

The consolidated financial statements of HUTCHMED (China) Limited (the "Company") and its subsidiaries (the "Group"), which are set out on pages 111 to 155, comprise:

- the consolidated balance sheets as at December 31, 2024;

- the consolidated statements of operations for the year then ended;

- the consolidated statements of comprehensive income/(loss) for the year then ended;

- the consolidated statements of changes in shareholders' equity for the year then ended;

- the consolidated statements of cash flows for the year then ended; and

- the notes to the consolidated financial statements, which include significant accounting policies and other explanatory information.

Our opinion

In our opinion, the consolidated financial statements give a true and fair view of the consolidated financial position of the Group as at December 31, 2024, and of its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and have been properly prepared in compliance with the disclosure requirements of the Hong Kong Companies Ordinance.

Basis for Opinion

We conducted our audit in accordance with Hong Kong Standards on Auditing ("HKSAs") issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Consolidated Financial Statements section of our report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Independence

We are independent of the Group in accordance with the HKICPA's Code of Ethics for Professional Accountants ("the Code"), and we have fulfilled our other ethical responsibilities in accordance with the Code.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

The key audit matter identified in our audit is related to the allowances for credit losses on accounts receivable, other receivables (except for prepayments) and amounts due from related parties.

INDEPENDENT
AUDITOR'S REPORT

Key Audit Matter	How our audit addressed the Key Audit Matter
Allowances for credit losses on accounts receivable, other receivables (except for prepayments) and amounts due from related parties Refer to Notes 3, 6, 7 and 23 to the consolidated financial statements. As described in Note 6 to the consolidated financial statements, as of December 31, 2024, the gross balance of accounts receivable was US$155.6 million and an allowance for credit losses of US$0.1 million was made. As described in Note 7 to the consolidated financial statements, as of December 31, 2024, the gross balance of other receivables (except for prepayments) was US$8.7 million, and no allowance for credit losses was made. As described in Note 23 to the consolidated financial statements, as of December 31, 2024, the gross balance of amounts due from related parties was US$7.9 million, and no allowance for credit losses was made. As described in Note 3 to the consolidated financial statements, the allowances for credit losses were made based on estimate of current expected credit losses to be incurred over the expected life of the receivables. There were significant estimates and judgments by management when developing the current expected credit losses to be incurred over the expected life of the receivables, including the determination of portfolio groups of accounts receivable, other receivables (except for prepayments) and amounts due from related parties and the estimated loss rates, which in turn led to a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating the audit evidence related to the management's significant estimates and judgments.	We performed the following audit procedures on the allowances for credit losses on accounts receivable, other receivables (except for prepayments) and amounts due from related parties: We obtained an understanding of management's assessment process of allowances for credit losses on accounts receivable, other receivables (except for prepayments) and amounts due from related parties and internal controls and assessed the degree of complexity, subjectivity and uncertainty related to the significant management estimates and judgments used. We evaluated and validated the internal controls relating to management's estimate of allowances for credit losses on accounts receivable, other receivables (except for prepayments) and amounts due from related parties. We evaluated the appropriateness of the model and methodology used by management to develop the current expected credit losses. We assessed the reasonableness of the portfolio groups of accounts receivable, other receivables (except for prepayments) and amounts due from related parties used by management by evaluating the credit risk characteristics of these receivables. We assessed the reasonableness of the estimated loss rates used by management by evaluating the historical default rates and application of forward-looking information, with the assistance of professionals with specialized skill and knowledge. We tested the accuracy and completeness of the underlying data and tested the mathematical accuracy of allowances for credit losses. Based on the audit procedures performed, we found that the estimates used and judgments made by management in developing the allowances for credit losses on accounts receivable, other receivables (except for prepayments) and amounts due from related parties were supportable in light of available evidence.

Other Information

The directors of the Group are responsible for the other information. The other information comprises all of the information included in the annual report other than the consolidated financial statements and our auditor's report thereon.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Directors for the Consolidated Financial Statements

The directors of the Group are responsible for the preparation of the consolidated financial statements that give a true and fair view in accordance with U.S. GAAP and the disclosure requirements of the Hong Kong Companies Ordinance, and for such internal control as the directors determine is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, the directors required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Group's ability to continue as a going concern for one year after the date the consolidated financial statements are available to be issued.

The directors are responsible for overseeing the Group's financial reporting process.

Auditor's Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. We report our opinion solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with HKSAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with HKSAs, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group's internal control.

- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the directors.

INDEPENDENT AUDITOR'S REPORT

• Conclude on the appropriateness of the directors' use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast substantial doubt on the Group's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Group to cease to continue as a going concern.

• Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

• Plan and perform the group audit to obtain sufficient appropriate audit evidence regarding the financial information of the entities or business units within the Group as a basis for forming an opinion on the consolidated financial statements. We are responsible for the direction, supervision and review of the audit work performed for purposes of the group audit. We remain solely responsible for our audit opinion.

We communicate with the directors regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the directors with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied.

From the matters communicated with the directors, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditor's report is Shin Wai Kit Ricky.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, March 19, 2025

CONSOLIDATED FINANCIAL STATEMENTS

HUTCHMED (CHINA) LIMITED
CONSOLIDATED BALANCE SHEETS
(IN US$'000, EXCEPT SHARE DATA)

	Note	December 31, 2024	December 31, 2023
Assets			
Current assets			
Cash and cash equivalents	5	153,958	283,589
Short-term investments	5	682,152	602,747
Accounts receivable	6	155,537	116,894
Other receivables, prepayments and deposits	7	16,609	14,889
Amounts due from related parties	23	7,899	28,462
Inventories	8	50,400	50,258
Total current assets		**1,066,555**	**1,096,839**
Property, plant and equipment	9	92,498	99,727
Right-of-use assets	10	4,497	4,665
Deferred tax assets	24(ii)	12,448	15,456
Investment in an equity investee	11	77,765	48,411
Investment in equity security	12	5,000	—
Other non-current assets		15,433	14,675
Total assets		**1,274,196**	**1,279,773**
Liabilities and shareholders' equity			
Current liabilities			
Accounts payable	13	42,521	36,327
Other payables, accruals and advance receipts	14	256,124	271,399
Short-term bank borrowings	15	23,372	31,155
Deferred revenue	19	50,071	57,639
Income tax payable	24(iii)	1,549	2,580
Lease liabilities	10	2,925	3,927
Total current liabilities		**376,562**	**403,027**
Lease liabilities, non-current portion	10	4,089	2,860
Deferred tax liabilities	24(ii)	2,990	1,484
Long-term bank borrowings	15	59,434	48,189
Deferred revenue, non-current portion	19	48,432	69,480
Other non-current liabilities		10,836	11,346
Total liabilities		**502,343**	**536,386**
Commitments and contingencies	16		
Company's shareholders' equity			
Ordinary shares; $0.10 par value; 1,500,000,000 shares authorized; 871,601,095 and 871,256,270 shares issued at December 31, 2024 and 2023 respectively	17	87,160	87,126
Additional paid-in capital		1,517,526	1,522,447
Accumulated losses		(833,172)	(870,869)
Accumulated other comprehensive loss		(11,585)	(8,163)
Total Company's shareholders' equity		**759,929**	**730,541**
Non-controlling interests		11,924	12,846
Total shareholders' equity		**771,853**	**743,387**
Total liabilities and shareholders' equity		**1,274,196**	**1,279,773**

The accompanying notes are an integral part of these consolidated financial statements.

HUTCHMED (CHINA) LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS
(IN US$'000, EXCEPT SHARE AND PER SHARE DATA)

	Note	Year Ended December 31, 2024	2023	2022
Revenue				
Goods — third parties		401,382	388,924	314,329
— related parties	23(i)	3,854	8,264	5,293
Services — commercialization — third parties		52,485	48,608	41,275
— research and development				
— related parties	23(i)	471	481	507
— collaboration research and development				
— third parties		57,968	80,397	23,741
Other collaboration revenue				
— royalties — third parties		71,041	32,470	26,310
— licensing — third parties		43,000	278,855	14,954
Total revenue	19	**630,201**	**837,999**	**426,409**
Operating expenses				
Cost of goods — third parties		(294,918)	(331,984)	(268,698)
Cost of goods — related parties		(1,861)	(4,777)	(3,616)
Cost of services — commercialization — third parties		(52,105)	(47,686)	(38,789)
Research and development expenses	20	(212,109)	(302,001)	(386,893)
Selling expenses		(48,617)	(53,392)	(43,933)
Administrative expenses		(64,296)	(79,784)	(92,173)
Total operating expenses		**(673,906)**	**(819,624)**	**(834,102)**
		(43,705)	**18,375**	**(407,693)**
Other income/(expense)				
Interest income	26	40,080	36,145	9,599
Other income	22	10,274	12,949	1,833
Interest expense	26	(2,872)	(759)	(652)
Other expense	22	(4,884)	(8,402)	(13,509)
Total other income/(expense)		**42,598**	**39,933**	**(2,729)**
(Loss)/income before income taxes and equity in earnings of an equity investee		**(1,107)**	**58,308**	**(410,422)**
Income tax (expense)/benefit	24(i)	(7,192)	(4,509)	283
Equity in earnings of an equity investee, net of tax	11	46,469	47,295	49,753
Net income/(loss)		**38,170**	**101,094**	**(360,386)**
Less: Net income attributable to non-controlling interests		(441)	(314)	(449)
Net income/(loss) attributable to the Company		**37,729**	**100,780**	**(360,835)**
Earnings/(losses) per share attributable to the Company (US$ per share)				
— basic	25	0.04	0.12	(0.43)
— diluted	25	0.04	0.12	(0.43)
Number of shares used in per share calculation				
— basic	25	855,351,683	849,654,296	847,143,540
— diluted	25	872,829,129	869,196,348	847,143,540

The accompanying notes are an integral part of these consolidated financial statements.

HUTCHMED (CHINA) LIMITED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)
(IN US$'000)

	Year Ended December 31,		
	2024	**2023**	**2022**
Net income/(loss)	**38,170**	**101,094**	**(360,386)**
Other comprehensive loss			
Foreign currency translation loss	(3,753)	(6,592)	(8,469)
Total comprehensive income/(loss)	**34,417**	**94,502**	**(368,855)**
Less: Comprehensive (income)/loss attributable to non-controlling interests	(110)	39	545
Total comprehensive income/(loss) attributable to the Company	**34,307**	**94,541**	**(368,310)**

The accompanying notes are an integral part of these consolidated financial statements.

HUTCHMED (CHINA) LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(IN US$'000, EXCEPT SHARE DATA IN '000)

	Ordinary Shares Number	Ordinary Shares Value	Additional Paid-in Capital	Accumulated Losses	Accumulated Other Comprehensive Income/(Loss)	Total Company's Shareholders' Equity	Non-controlling Interests	Total Shareholders' Equity
As at January 1, 2022	**864,531**	**86,453**	**1,505,196**	**(610,328)**	**5,572**	**986,893**	**52,621**	**1,039,514**
Net (loss)/income	—	—	—	(360,835)	—	(360,835)	449	(360,386)
Issuances in relation to share option exercises	244	25	149	—	—	174	—	174
Share-based compensation								
Share options	—	—	6,724	—	—	6,724	12	6,736
Long-term incentive plan ("LTIP")	—	—	32,970	—	—	32,970	15	32,985
	—	—	39,694	—	—	39,694	27	39,721
LTIP — treasury shares acquired and held by Trustee	—	—	(48,084)	—	—	(48,084)	—	(48,084)
Dividends declared to non-controlling shareholders of subsidiaries (Note 23(iii))	—	—	—	—	—	—	(25,600)	(25,600)
Transfer between reserves	—	—	318	(318)	—	—	—	—
Foreign currency translation adjustments	—	—	—	—	(7,475)	(7,475)	(994)	(8,469)
As at December 31, 2022	**864,775**	**86,478**	**1,497,273**	**(971,481)**	**(1,903)**	**610,367**	**26,503**	**636,870**
Net income	—	—	—	100,780	—	100,780	314	101,094
Issuances in relation to share option exercises	6,481	648	4,446	—	—	5,094	—	5,094
Share-based compensation								
Share options	—	—	6,175	—	—	6,175	9	6,184
LTIP	—	—	23,619	—	—	23,619	(4)	23,615
	—	—	29,794	—	—	29,794	5	29,799
LTIP — treasury shares acquired and held by Trustee (Note 18(ii))	—	—	(9,071)	—	—	(9,071)	—	(9,071)
Dividends declared to non-controlling shareholders of subsidiaries (Note 23(iii))	—	—	—	—	—	—	(9,068)	(9,068)
Transfer between reserves	—	—	168	(168)	—	—	—	—
Divestment of subsidiaries	—	—	(114)	—	(25)	(139)	(4,555)	(4,694)
Divestment of other equity investee	—	—	(49)	—	4	(45)	—	(45)
Foreign currency translation adjustments	—	—	—	—	(6,239)	(6,239)	(353)	(6,592)
As at December 31, 2023	**871,256**	**87,126**	**1,522,447**	**(870,869)**	**(8,163)**	**730,541**	**12,846**	**743,387**
Net income	—	—	—	37,729	—	37,729	441	38,170
Issuances in relation to share option exercises	345	34	756	—	—	790	—	790
Share-based compensation								
Share options	—	—	3,061	—	—	3,061	8	3,069
LTIP	—	—	27,294	—	—	27,294	(40)	27,254
	—	—	30,355	—	—	30,355	(32)	30,323
LTIP — treasury shares acquired and held by Trustee (Note 18(ii))	—	—	(36,064)	—	—	(36,064)	—	(36,064)
Dividend declared to a non-controlling shareholder of a subsidiary (Note 23(iii))	—	—	—	—	—	—	(1,000)	(1,000)
Transfer between reserves	—	—	32	(32)	—	—	—	—
Foreign currency translation adjustments	—	—	—	—	(3,422)	(3,422)	(331)	(3,753)
As at December 31, 2024	**871,601**	**87,160**	**1,517,526**	**(833,172)**	**(11,585)**	**759,929**	**11,924**	**771,853**

The accompanying notes are an integral part of these consolidated financial statements.

HUTCHMED (CHINA) LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(IN US$'000)

	Note	Year Ended December 31,		
		2024	**2023**	**2022**
Net cash generated from/(used in) operating activities	27	497	219,258	(268,599)
Investing activities				
Purchases of property, plant and equipment		(17,933)	(32,612)	(36,664)
Refund of leasehold land deposit		1,278	—	—
Deposits in short-term investments		(1,848,808)	(1,627,875)	(1,202,013)
Proceeds from short-term investments		1,769,403	1,342,846	1,518,453
Dividend and proceeds received from divestment of Hutchison Whampoa Guangzhou Baiyunshan Chinese Medicine Company Limited ("HBYS")		—	29,495	16,488
Proceeds from divestment of other equity investee		—	—	324
Proceeds from divestment of subsidiaries	23(i)	—	5,103	—
Cash disposed from divestment of subsidiaries		—	(8,093)	—
Net cash (used in)/generated from investing activities		(96,060)	(291,136)	296,588
Financing activities				
Proceeds from issuances of ordinary shares	18(i)	790	5,094	174
Purchases of treasury shares	18(ii)	(36,064)	(9,071)	(48,084)
Dividends paid to non-controlling shareholders of subsidiaries	23(iii)	(1,000)	(9,068)	(25,600)
Proceeds from bank borrowings		36,199	61,705	17,753
Repayment of bank borrowings		(30,592)	—	(26,923)
Payment of issuance costs		—	—	(83)
Net cash (used in)/generated from financing activities		(30,667)	48,660	(82,763)
Net decrease in cash and cash equivalents		(126,230)	(23,218)	(54,774)
Effect of exchange rate changes on cash and cash equivalents		(3,401)	(6,471)	(9,490)
		(129,631)	(29,689)	(64,264)
Cash and cash equivalents				
Cash and cash equivalents at beginning of year		283,589	313,278	377,542
Cash and cash equivalents at end of year		153,958	283,589	313,278
Supplemental disclosure for cash flow information				
Cash paid for interest		2,509	421	150
Cash paid for tax, net of refunds	24(iii)	3,587	3,728	18,891
Supplemental disclosure for non-cash activities				
(Decrease)/increase in accrued capital expenditures		(7,540)	5,713	9,618
Vesting of treasury shares for LTIP	18(ii)	42,127	18,148	12,034

The accompanying notes are an integral part of these consolidated financial statements.

HUTCHMED (CHINA) LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and Nature of Business

HUTCHMED (China) Limited (the "Company") and its subsidiaries (together the "Group") are principally engaged in researching, developing, manufacturing and marketing pharmaceutical products. The Group and its equity investee have research and development facilities and manufacturing plants in the People's Republic of China (the "PRC") and sell their products mainly in the PRC, including Hong Kong and Macau. In addition, the Group has established international operations in the United States of America (the "US") and Europe ("EU").

The Company's ordinary shares are listed on the Main Board of The Stock Exchange of Hong Kong Limited and the AIM market of the London Stock Exchange, and its American depositary shares ("ADS") are traded on the Nasdaq Global Select Market.

Liquidity

As at December 31, 2024, the Group had accumulated losses of US$833,172,000 primarily due to its spending in drug research and development activities. The Group regularly monitors current and expected liquidity requirements to ensure that it maintains sufficient cash balances and adequate credit facilities to meet its liquidity requirements in the short and long term. As at December 31, 2024, the Group had cash and cash equivalents of US$153,958,000, short-term investments of US$682,152,000 and unutilized bank borrowing facilities of US$60,549,000. Short-term investments comprised of bank deposits maturing over three months. Dividend received from Shanghai Hutchison Pharmaceuticals Limited ("SHPL") for the years ended December 31, 2024, 2023 and 2022 were US$34,936,000, US$42,308,000 and US$43,718,000 respectively.

Based on the Group's operating plan, the existing cash and cash equivalents, short-term investments and unutilized bank borrowing facilities are considered to be sufficient to meet the cash requirements to fund planned operations and other commitments for at least the next twelve months from the issuance date of the consolidated financial statements.

2. Particulars of Principal Subsidiaries and Equity Investee

Name	Place of establishment and operations	Equity interest attributable to the Group December 31, 2024	2023	Principal activities
Subsidiaries				
HUTCHMED Limited	PRC	99.75 %	99.75 %	Research, development, manufacture and commercialization of pharmaceutical products
HUTCHMED International Corporation	US	99.75 %	99.75 %	Provision of professional, scientific and technical support services
Shanghai Hutchison Whampoa Pharmaceutical Sales Limited (formerly known as "Hutchison Whampoa Sinopharm Pharmaceuticals (Shanghai) Company Limited")	PRC	50.87 %	50.87 %	Provision of sales, distribution and marketing services to pharmaceutical manufacturers
Hutchison Healthcare Limited	PRC	100 %	100 %	Manufacture and distribution of healthcare products
Equity investee				
SHPL	PRC	50 %	50 %	Manufacture and distribution of prescription drug products

3. Summary of Significant Accounting Policies

Principles of Consolidation and Basis of Presentation

The accompanying consolidated financial statements reflect the accounts of the Company and all of its subsidiaries in which a controlling interest is maintained. When a subsidiary is deconsolidated from the date that control ceases, any gain or loss on the divestment of the interest sold is recognized in profit or loss. Amounts previously recognized in other comprehensive income/(loss) for the subsidiary are transferred to the consolidated statements of operations as part of the gain or loss on the divestment. All inter-company balances and transactions have been eliminated in consolidation. The consolidated financial statements have been prepared in conformity with generally accepted accounting principles in the US ("US GAAP").

Use of Estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from management's estimates and assumptions.

Foreign Currency Translation

The Company's presentation currency and functional currency is the US dollar ("US$"). The financial statements of its subsidiaries with a functional currency other than the US$ have been translated into the Company's presentation currency. All assets and liabilities of the subsidiaries are translated using year-end exchange rates and revenue and expenses are translated at average exchange rates for the year. Translation adjustments are reflected in accumulated other comprehensive income/(loss) in shareholders' equity.

Net foreign currency exchange gains/(losses) of US$5,060,000, US$8,661,000 and (US$5,704,000) were recorded in other income and expense in the consolidated statements of operations for the years ended December 31, 2024, 2023 and 2022 respectively.

Foreign Currency Risk

The Group's operating transactions and its assets and liabilities in the PRC are mainly denominated in Renminbi ("RMB"), which is not freely convertible into foreign currencies. The Group's cash and cash equivalents denominated in RMB are subject to government controls. The value of the RMB is subject to fluctuations from central government policy changes and international economic and political developments that affect the supply and demand of RMB in the foreign exchange market. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People's Bank of China (the "PBOC"). Remittances in currencies other than RMB by the Group in the PRC must be processed through the PBOC or other PRC foreign exchange regulatory bodies which require certain supporting documentation in order to complete the remittance.

Allowance for Current Expected Credit Losses and Concentration of Credit Risk

Financial instruments that potentially expose the Group to credit risk consist primarily of cash and cash equivalents, short-term investments, and financial assets not carried at fair value including accounts receivable and other receivables.

The Group recognizes an allowance for current expected credit losses ("CECLs") on financial assets not carried at fair value. The allowance for CECLs reflects the Group's significant estimates and judgments in determining the portfolio groups and loss rates. CECLs are calculated over the expected life of the financial assets on an individual or a portfolio basis considering information available about the counterparties' credit situation and collectability of the specific cash flows, including information about past events, current conditions and future forecasts.

The Group places substantially all of its cash and cash equivalents and short-term investments in major financial institutions, which management believes are of high credit quality. The Group has a practice to limit the amount of credit exposure to any particular financial institution. Additionally, the Group has policies in place to ensure that sales are made to customers with an appropriate credit history and the Group performs periodic credit evaluations of its customers. Normally the Group does not require collateral from trade debtors. The Group has not had any material credit losses.

Cash and Cash Equivalents

The Group considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents. Cash and cash equivalents consist primarily of cash on hand and bank deposits and are stated at cost, which approximates fair value.

Short-term Investments

Short-term investments include deposits placed with banks with original maturities of more than three months but less than one year.

Accounts Receivable

Accounts receivable are stated at the amount management expects to collect from customers based on their outstanding invoices. The allowance for CECLs reflects the Group's current estimate of credit losses expected to be incurred over the life of the receivables. The Group considers various factors in establishing, monitoring, and adjusting its allowance for CECLs including the aging of the accounts and aging trends, the historical level of charge-offs, and specific exposures related to particular customers. The Group also monitors other risk factors and forward-looking information, such as country risk, when determining credit limits for customers and establishing adequate allowances for CECLs. Accounts receivable are written off after all reasonable means to collect the full amount (including litigation, where appropriate) have been exhausted.

Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is determined using the weighted average cost method. The cost of finished goods comprises raw materials, direct labor, other direct costs and related production overheads based on normal operating capacity. Net realizable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses. A provision for excess and obsolete inventory will be made based primarily on forecasts of product demand and production requirements. The excess balance determined by this analysis becomes the basis for excess inventory charge and the written-down value of the inventory becomes its cost. Written-down inventory is not written up if market conditions improve.

Property, Plant and Equipment

Property, plant and equipment consist of buildings, leasehold improvements, plant and equipment, furniture and fixtures, other equipment and motor vehicles. Property, plant and equipment are stated at cost, net of accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the depreciable assets.

Buildings	20 years
Plant and equipment	5-10 years
Furniture and fixtures, other equipment and motor vehicles	4-5 years
Leasehold improvements	Shorter of (a) 5 years or (b) remaining term of lease

Additions and improvements that extend the useful life of an asset are capitalized. Repairs and maintenance costs are expensed as incurred.

Impairment of Long-lived Assets

The Group evaluates the recoverability of long-lived assets in accordance with authoritative guidance on accounting for the impairment or disposal of long-lived assets. The Group evaluates long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of these assets may not be recoverable. If indicators of impairment exist, the first step of the impairment test is performed to assess if the carrying value of the asset group exceeds the undiscounted cash flows of the asset group. If yes, the second step of the impairment test is performed in order to determine if the carrying value of the asset group exceeds the fair value. If yes, impairment is recognized for the excess.

Investment in an Equity Investee

Investment in an equity investee over which the Group has significant influence is accounted for using the equity method. The Group evaluates the equity method investment for impairment when events or circumstances suggest that its carrying amount may not be recoverable. An impairment charge would be recognized in earnings for a decline in value that is determined to be other-than-temporary after assessing the severity and duration of the impairment and the likelihood of recovery before disposal. The investment is recorded at fair value only if impairment is recognized.

Investment in Equity Security without Readily Determinable Fair Value

For the investment in equity security without readily determinable fair value, the Group elected the measurement alternative to record the investment at cost, which was its initial fair value estimated using the discounted cash flow method. Under the measurement alternative, there will be no subsequent mark-to-market adjustments to the investment's carrying value, other than (i) any observable price changes in orderly transactions for the identical or similar investment of the same issuer or (ii) impairment. At each reporting date, the Group makes a qualitative assessment of whether the investment is impaired and if the assessment indicates impairment, the Group estimates the investment's fair value and if the fair value is less than the investment's carrying value, the Group recognizes an impairment loss equal to the difference between the carrying value and fair value.

Leasehold Land

Leasehold land represents fees paid to acquire the right to use the land on which various plants and buildings are situated for a specified period of time from the date the respective right was granted and are stated at cost less accumulated amortization and impairment loss, if any. Amortization is computed using the straight-line basis over the lease period of 50 years.

Goodwill

Goodwill represents the excess of the purchase price plus fair value of non-controlling interests over the fair value of identifiable assets and liabilities acquired. Goodwill is not amortized, but is tested for impairment at the reporting unit level on at least an annual basis or when an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. When performing an evaluation of goodwill impairment, the Group has the option to first assess qualitative factors, such as significant events and changes to expectations and activities that may have occurred since the last impairment evaluation, to determine if it is more likely than not that goodwill might be impaired. If as a result of the qualitative assessment, that it is more likely than not that the fair value of the reporting unit is less than its carrying amount, the quantitative fair value test is performed to determine if the fair value of the reporting unit exceeds its carrying value.

Other Intangible Assets

Other intangible assets with finite useful lives are carried at cost less accumulated amortization and impairment loss, if any. Amortization is computed using the straight-line basis over the estimated useful lives of the assets.

Borrowings

Borrowings are recognized initially at fair value, net of debt issuance costs incurred. Borrowings are subsequently stated at amortized cost; any difference between the proceeds (net of debt issuance costs) and the redemption value is recognized in the consolidated statements of operations over the period of the borrowings using the effective interest method.

Ordinary Shares

The Company's ordinary shares are stated at par value of US$0.10 per ordinary share. The difference between the consideration received, net of issuance cost, and the par value is recorded in additional paid-in capital.

The Company's ordinary shares are traded in the form of ordinary shares and ADS. Each ADS represents five ordinary shares.

Treasury Shares

The Group accounts for treasury shares under the cost method. The treasury shares are purchased for the purpose of the LTIP and held by a trustee appointed by the Group (the "Trustee") prior to vesting.

Share-based Compensation

Share Options

The Group recognizes share-based compensation expense on share options granted to employees and directors based on their estimated grant date fair value using the Polynomial model and Monte Carlo simulation model. The Polynomial pricing model and Monte Carlo simulation model use various inputs to measure fair value, including the market value of the Company's underlying ordinary shares at the grant date, contractual terms, estimated volatility, risk-free interest rates and expected dividend yields. The Group recognizes share-based compensation expense in the consolidated statements of operations on a graded vesting basis over the requisite service period, and accounts for forfeitures as they occur.

Share options are classified as equity-settled awards. Share-based compensation expense, when recognized, is charged to the consolidated statements of operations with the corresponding entry to additional paid-in capital.

LTIP

The Group recognizes the share-based compensation expense on the LTIP awards based on a fixed or determinable monetary amount on a straight-line basis for each annual tranche awarded over the requisite period. For LTIP awards with performance targets, prior to their determination date, the amount of LTIP awards that is expected to vest takes into consideration the achievement of the performance conditions and the extent to which the performance conditions are likely to be met. Performance conditions vary by awards, and may include targets for shareholder returns, revenue, net income after taxes and the achievement of clinical, regulatory, business development and manufacturing milestones.

These LTIP awards are classified as liability-settled awards before the determination date (i.e. the date when the achievement of any performance conditions are known), as they settle in a variable number of shares based on a determinable monetary amount, which is determined upon the actual achievement of performance targets. As the extent of achievement of the performance targets is uncertain prior to the determination date, a probability based on management's assessment of the achievement of the performance targets has been assigned to calculate the amount to be recognized as an expense over the requisite period.

After the determination date or if the LTIP awards have no performance conditions, the LTIP awards are classified as equity-settled awards. If the performance target is achieved, the Group will pay the determined monetary amount to the Trustee to purchase ordinary shares of the Company or the equivalent ADS. Any cumulative compensation expense previously recognized as a liability will be transferred to additional paid-in capital. If the performance target is not achieved, no ordinary shares or ADS of the Company will be purchased and the amount previously recorded in the liability will be reversed and included in the consolidated statements of operations.

Defined Contribution Plans

The Group's subsidiaries in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain retirement, medical and other welfare benefits are provided to employees. The relevant labor regulations require the Group's subsidiaries in the PRC to pay the local labor and social welfare authority's monthly contributions at a stated contribution rate based on the monthly basic compensation of qualified employees. The relevant local labor and social welfare authorities are responsible for meeting all retirement benefits obligations and the Group's subsidiaries in the PRC have no further commitments beyond their monthly contributions. The contributions to the plan are expensed as incurred.

The Group also makes payments to other defined contribution plans for the benefit of employees employed by subsidiaries outside the PRC. The defined contribution plans are generally funded by the relevant companies and by payments from employees.

The Group's contributions to defined contribution plans for the years ended December 31, 2024, 2023 and 2022 were US$11,597,000, US$11,708,000 and US$11,795,000 respectively.

Revenue Recognition

Revenue is measured based on consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. Taxes assessed by a governmental authority that are both imposed on and concurrent with a specific revenue-producing transaction, that are collected by the Group from a customer, are also excluded from revenue. The Group recognizes revenue when it satisfies a performance obligation by transferring control over a good, service or license to a customer.

(i) Goods and services

The Group principally generates revenue from (1) sales of goods, which are the manufacture or purchase and distribution of pharmaceutical products and other healthcare products, and (2) provision of services, which are the provision of sales, distribution and marketing services to pharmaceutical manufacturers. The Group evaluates whether it is the principal or agent for these contracts. Where the Group obtains control of the goods for distribution, it is the principal (i.e. recognizes sales of goods on a gross basis). Where the Group does not obtain control of the goods for distribution, it is the agent (i.e. recognizes provision of services on a net basis). Control is primarily evidenced by taking physical possession and inventory risk of the goods.

Revenue from sales of goods is recognized when the customer takes possession of the goods. This usually occurs upon completed delivery of the goods to the customer site. The amount of revenue recognized is adjusted for expected sales incentives as stipulated in the contract, which are generally issued to customers as direct discounts at the point-of-sale or indirectly in the form of rebates. Sales incentives are estimated using the expected value method. Additionally, sales are generally made with a limited right of return under certain conditions. Revenue is recorded net of provisions for sales discounts and returns.

Revenue from provision of services is recognized when the benefits of the services transfer to the customer over time, which is based on the proportionate value of services rendered as determined under the terms of the relevant contract. Additionally, when the amounts that can be invoiced correspond directly with the value to the customer for performance completed to date, the Group recognizes revenue from provision of services based on amounts that can be invoiced to the customer.

Deferred revenue is recognized if consideration is received in advance of transferring control of the goods or rendering of services. Accounts receivable is recognized if the Group has an unconditional right to bill the customer, which is generally when the customer takes possession of the goods or services are rendered. Payment terms differ by subsidiary and customer, but generally range from 45 to 180 days from the invoice date.

(ii) License and collaboration contracts

The Group's Oncology/Immunology reportable segment includes revenue generated from license and collaboration contracts, which generally contain multiple performance obligations including (1) the licenses to the development, commercialization and manufacture rights of a drug compound, (2) the research and development services for each specified treatment indication, and (3) other deliverables, which are accounted for separately if they are distinct, i.e. if a product or service is separately identifiable from other items in the arrangement and if a customer can benefit from it on its own or with other resources that are readily available to the customer.

The transaction price generally includes fixed and variable consideration in the form of upfront payment, research and development cost reimbursements, contingent milestone payments and sales-based royalties. Contingent milestone payments are not included in the transaction price until it becomes probable that a significant reversal of revenue will not occur, which is generally when the specified milestone is achieved. The allocation of the transaction price to each performance obligation is based on the relative standalone selling prices of each performance obligation determined at the inception of the contract. The Group estimates the standalone selling prices based on the income approach and cost plus margin approach. Control of the license to the drug compounds transfers at the inception date of the collaboration agreements and consequently, amounts allocated to this performance obligation are generally recognized at a point in time. Conversely, research and development services for each specified indication are performed over time and amounts allocated to these performance obligations are generally recognized over time using a percentage-of-completion method. The Group has determined that research and development expenses provide an appropriate depiction of measure of progress for the research and development services. Changes to estimated cost inputs may result in a cumulative catch-up adjustment. Royalty revenue is recognized as future sales occur as they meet the requirements for the sales-based royalty exception.

Deferred revenue is recognized if allocated consideration is received in advance of the Group rendering research and development services or earning royalties on future sales. Accounts receivable is recognized based on the terms of the contract and when the Group has an unconditional right to bill the customer, which is generally when research and development services are rendered.

Research and Development Expenses

Research and development expenses include the following: (i) research and development costs, which are expensed as incurred; (ii) acquired in-process research and development ("IPR&D") expenses, which include the initial costs of externally developed IPR&D projects, acquired directly in a transaction other than a business combination, that do not have an alternative future use; and (iii) milestone payment obligations for externally developed IPR&D projects incurred prior to regulatory approval of the product in the in-licensed territory, which are accrued when the event requiring payment of the milestone occurs (milestone payment obligations incurred upon regulatory approval are recorded as other intangible assets).

Collaborative Arrangements

The Group enters into collaborative arrangements with collaboration partners that fall under the scope of Accounting Standards Codification ("ASC") 808, Collaborative Arrangements ("ASC 808"). The Group records all expenditures for such collaborative arrangements in research and development expenses as incurred, including payments to third party vendors and reimbursements to collaboration partners, if any. Reimbursements from collaboration partners are recorded as reductions to research and development expenses and accrued when they can be contractually claimed.

Government Grants

Grants from governments are recognized at their fair values. Government grants that are received in advance are deferred and recognized in the consolidated statements of operations over the period necessary to match them with the costs that they are intended to compensate. Government grants in relation to the achievement of stages of research and development projects are recognized in the consolidated statements of operations when amounts have been received and all attached conditions have been met. Non-refundable grants received without any further obligations or conditions attached are recognized immediately in the consolidated statements of operations. Government grants associated with research and development activities offset research and development expenses and all other grants are recognized to other income.

Leases

In an operating lease, a lessee obtains control of only the use of the underlying asset, but not the underlying asset itself. An operating lease is recognized as a right-of-use asset with a corresponding liability at the date which the leased asset is available for use by the Group. The Group recognizes an obligation to make lease payments equal to the present value of the lease payments over the lease term. The lease terms may include options to extend or terminate the lease when it is reasonably certain that the Group will exercise that option.

Lease liabilities include the net present value of the following lease payments: (i) fixed payments; (ii) variable lease payments that depend on an index or a rate; and (iii) payments of penalties for terminating the lease if the lease term reflects the lessee exercising that option, if any. Lease liabilities exclude the following payments that are generally accounted for separately: (i) non-lease components, such as maintenance and security service fees and value added tax, and (ii) any payments that a lessee makes before the lease commencement date. The lease payments are discounted using the interest rate implicit in the lease or if that rate cannot be determined, the lessee's incremental borrowing rate being the rate that the lessee would have to pay to borrow the funds in its currency and jurisdiction necessary to obtain an asset of similar value, economic environment and terms and conditions.

An asset representing the right to use the underlying asset during the lease term is recognized that consists of the initial measurement of the operating lease liability, any lease payments made to the lessor at or before the commencement date less any lease incentives received, any initial direct cost incurred by the Group and any restoration costs.

After commencement of the operating lease, the Group recognizes lease expenses on a straight-line basis over the lease term. The right-of-use asset is subsequently measured at cost less accumulated amortization and any impairment provision. The amortization of the right-of-use asset represents the difference between the straight-line lease expense and the accretion of interest on the lease liability each period. The interest amount is used to accrete the lease liability and to amortize the right-of-use asset. There is no amount recorded as interest expense.

Payments associated with short-term leases are recognized as lease expenses on a straight-line basis over the period of the leases.

Subleases of right-of-use assets are accounted for similar to other leases. As an intermediate lessor, the Group separately accounts for the head-lease and sublease unless it is relieved of its primary obligation under the head-lease. Sublease income is recorded on a gross basis separate from the head-lease expenses. If the total remaining lease cost on the head-lease is more than the anticipated sublease income for the lease term, this is an indicator that the carrying amount of the right-of-use asset associated with the head-lease may not be recoverable, and the right-of-use asset will be assessed for impairment.

Income Taxes

The Group accounts for income taxes under the liability method. Under the liability method, deferred income tax assets and liabilities are determined based on the differences between the financial reporting and income tax bases of assets and liabilities and are measured using the income tax rates that will be in effect when the differences are expected to reverse. A valuation allowance is recorded when it is more likely than not that some of the net deferred income tax asset will not be realized.

The Group accounts for an uncertain tax position in the consolidated financial statements only if it is more likely than not that the position is sustainable based on its technical merits and consideration of the relevant tax authority's widely understood administrative practices and precedents. If the recognition threshold is met, the Group records the largest amount of tax benefit that is greater than 50 percent likely to be realized upon ultimate settlement.

The Group recognizes interest and penalties for income taxes, if any, under income tax payable on its consolidated balance sheets and under other expense in its consolidated statements of operations.

Earnings/(losses) per Share

Basic earnings/(losses) per share is computed by dividing net income/(loss) attributable to the Company by the weighted average number of outstanding ordinary shares in issue during the year. Weighted average number of outstanding ordinary shares in issue excludes treasury shares.

Diluted earnings/(losses) per share is computed by dividing net income/(loss) attributable to the Company by the weighted average number of outstanding ordinary shares in issue and dilutive ordinary share equivalents outstanding during the year. Dilutive ordinary share equivalents include ordinary shares and treasury shares issuable upon the exercise or settlement of share-based awards issued by the Company using the treasury stock method. The computation of diluted earnings/(losses) per share does not assume conversion, exercise, or contingent issuance of securities that would have an anti-dilutive effect.

Segment Reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the Company chief executive officer who is the Group's chief operating decision maker ("CODM"). The chief operating decision maker reviews the Group's internal reporting in order to assess performance and allocate resources.

Profit Appropriation and Statutory Reserves

The Group's subsidiaries and equity investee established in the PRC are required to make appropriations to certain non-distributable reserve funds.

In accordance with the relevant laws and regulations established in the PRC, the Company's subsidiaries registered as wholly-owned foreign enterprise have to make appropriations from their after-tax profits (as determined under generally accepted accounting principles in the PRC ("PRC GAAP")) to reserve funds including general reserve fund, enterprise expansion fund and staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the general reserve fund has reached 50% of the registered capital of the company. Appropriations to the enterprise expansion fund and staff bonus and welfare fund are made at the respective company's discretion. For the Group's equity investee, the amount of appropriations to these funds are made at the discretion of its respective board.

In addition, Chinese domestic companies must make appropriations from their after-tax profits as determined under PRC GAAP to non-distributable reserve funds including statutory surplus fund and discretionary surplus fund. The appropriation to the statutory surplus fund must be 10% of the after-tax profits as determined under PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of the company. Appropriation to the discretionary surplus fund is made at the respective company's discretion.

The use of the general reserve fund, enterprise expansion fund, statutory surplus fund and discretionary surplus fund is restricted to the offsetting of losses or increases to the registered capital of the respective company. The staff bonus and welfare fund is a liability in nature and is restricted to fund payments of special bonus to employees and for the collective welfare of employees. All these reserves are not permitted to be transferred to the company as cash dividends, loans or advances, nor can they be distributed except under liquidation.

4. Fair Value Disclosures

Cash equivalents, short-term investments, accounts receivable, other receivables, amounts due from related parties, accounts payable and other payables are carried at cost, which approximates fair value due to the short-term nature of these financial instruments. Bank borrowings are floating rate instruments and carried at amortized cost, which approximates fair values.

5. Cash and Cash Equivalents and Short-term Investments

	December 31,	
	2024	2023
	(in US$'000)	
Cash and Cash Equivalents		
Cash at bank and on hand	84,480	129,968
Bank deposits maturing in three months or less	69,478	153,621
	153,958	283,589
Short-term Investments		
Bank deposits maturing over three months (note)	682,152	602,747
	836,110	886,336

Note: The maturities for short-term investments ranged from 91 to 186 days and 91 to 187 days for the years ended December 31, 2024 and 2023 respectively.

Certain cash and bank balances denominated in RMB, US$ and UK Pound Sterling ("£") were deposited with banks in the PRC. The conversion of these balances into foreign currencies is subject to the rules and regulations of foreign exchange control promulgated by the PRC government. Cash and cash equivalents and short-term investments were denominated in the following currencies:

	December 31,	
	2024	2023
	(in US$'000)	
US$	795,566	836,718
RMB	37,906	45,772
Hong Kong dollar ("HK$")	2,396	3,114
£	212	713
Others	30	19
	836,110	886,336

6. Accounts Receivable

Accounts receivable from contracts with customers consisted of the following:

	December 31,	
	2024	2023
	(in US$'000)	
Accounts receivable — third parties	155,155	115,169
Accounts receivable — related parties (Note 23(ii))	452	1,896
Allowance for credit losses	(70)	(171)
Accounts receivable, net	155,537	116,894

Substantially all accounts receivable are denominated in RMB, US$ and HK$ and are due within one year from the end of the reporting periods. The carrying values of accounts receivable approximate their fair values due to their short-term maturities.

An aging analysis for accounts receivable — third parties based on the relevant invoice dates is as follows:

	December 31,	
	2024	2023
	(in US$'000)	
Not later than 3 months	138,695	96,057
Between 3 months to 6 months	9,914	11,507
Between 6 months to 1 year	5,418	6,439
Later than 1 year	1,128	1,166
Accounts receivable — third parties	155,155	115,169

Movements on the allowance for credit losses:

	2024	2023	2022
	(in US$'000)		
As at January 1	171	60	20
Increase in allowance for credit losses	70	141	150
Decrease in allowance due to subsequent collection	(168)	(16)	(107)
Exchange difference	(3)	(7)	(3)
Divestment of subsidiaries	—	(7)	—
As at December 31	70	171	60

7. Other Receivables, Prepayments and Deposits

Other receivables, prepayments and deposits consisted of the following:

	December 31,	
	2024	2023
	(in US$'000)	
Prepayments	7,924	7,108
Value-added tax receivables	3,297	2,166
Interest receivables	2,741	2,936
Deposits	1,081	1,065
Others	1,566	1,614
	16,609	14,889

No allowance for credit losses has been made for other receivables, prepayments and deposits for the years ended December 31, 2024 and 2023.

8. Inventories

Inventories, net of provision for excess and obsolete inventories, consisted of the following:

	December 31,	
	2024	2023
	(in US$'000)	
Raw materials	24,349	26,784
Finished goods	26,051	23,474
	50,400	50,258

9. Property, Plant and Equipment

Property, plant and equipment consisted of the following:

	Buildings	Leasehold improvements	Plant and equipment	Furniture and fixtures, other equipment and motor vehicles	Construction in progress	Total
				(in US$'000)		
Cost						
As at January 1, 2024	56,722	17,852	23,484	39,817	8,421	146,296
Additions	—	96	669	1,696	7,932	10,393
Disposals	—	—	(48)	(762)	—	(810)
Transfers	3,256	673	2,700	2,265	(8,894)	—
Exchange differences	(1,634)	(464)	(712)	(1,063)	(191)	(4,064)
As at December 31, 2024	58,344	18,157	26,093	41,953	7,268	151,815
Accumulated depreciation and impairment						
As at January 1, 2024	2,270	15,168	5,463	23,668	—	46,569
Depreciation	3,002	1,278	2,505	5,285	—	12,070
Impairment	—	171	2,012	732	—	2,915
Disposals	—	—	(42)	(758)	—	(800)
Exchange differences	(124)	(403)	(215)	(695)	—	(1,437)
As at December 31, 2024	5,148	16,214	9,723	28,232	—	59,317
Net book value						
As at December 31, 2024	53,196	1,943	16,370	13,721	7,268	92,498

	Buildings	Leasehold improvements	Plant and equipment	Furniture and fixtures, other equipment and motor vehicles	Construction in progress	Total
				(in US$'000)		
Cost						
As at January 1, 2023	2,233	16,836	7,454	31,738	54,550	112,811
Additions	—	216	99	1,094	36,916	38,325
Disposals	—	—	(230)	(468)	—	(698)
Divestment of subsidiaries	—	(202)	—	(172)	—	(374)
Transfers	54,549	1,420	16,373	8,453	(80,795)	—
Exchange differences	(60)	(418)	(212)	(828)	(2,250)	(3,768)
As at December 31, 2023	56,722	17,852	23,484	39,817	8,421	146,296
Accumulated depreciation and impairment						
As at January 1, 2023	1,753	13,282	2,670	19,159	—	36,864
Depreciation	565	1,824	1,008	4,491	—	7,888
Impairment	—	515	2,013	1,150	—	3,678
Disposals	—	—	(148)	(464)	—	(612)
Divestment of subsidiaries	—	(97)	—	(143)	—	(240)
Exchange differences	(48)	(356)	(80)	(525)	—	(1,009)
As at December 31, 2023	2,270	15,168	5,463	23,668	—	46,569
Net book value						
As at December 31, 2023	54,452	2,684	18,021	16,149	8,421	99,727

10. Leases

Leases consisted of the following:

	December 31,	
	2024	2023
	(in US$'000)	
Right-of-use assets		
Offices (note)	4,180	3,321
Factories	—	113
Warehouse	—	1,061
Others	317	170
Total right-of-use assets	4,497	4,665
Lease liabilities, current portion	2,925	3,927
Lease liabilities, non-current portion	4,089	2,860
Total lease liabilities	7,014	6,787

Note: Includes US$1.0 million right-of-use asset for corporate offices in Hong Kong that is leased through May 2027 in which the contract has a termination option with 1-month advance notice. The termination option was not recognized as part of the right-of-use asset and lease liability as it is uncertain that the Group will exercise such option.

Lease activities are summarized as follows:

	Year Ended December 31,	
	2024	2023
	(in US$'000)	
Lease expenses:		
Short-term leases with lease terms equal or less than 12 months	208	203
Leases with lease terms greater than 12 months	4,541	5,314
Impairment	1,889	2,088
	6,638	7,605
Cash paid on lease liabilities	5,089	5,461
Non-cash: Lease liabilities recognized from obtaining right-of-use assets	5,356	3,429
Non-cash: Lease liabilities changed in relation to modifications and terminations	(160)	—

Lease contracts are typically within a period of 1 to 8 years. The weighted average remaining lease term and the weighted average discount rate as at December 31, 2024 was 2.54 years and 3.25% respectively. The weighted average remaining lease term and the weighted average discount rate as at December 31, 2023 was 2.49 years and 2.92% respectively.

Future lease payments are as follows:

	December 31,
	2024
	(in US$'000)
Lease payments:	
Not later than 1 year	3,101
Between 1 to 2 years	2,710
Between 2 to 3 years	1,269
Between 3 to 4 years	174
Between 4 to 5 years	37
Total lease payments	7,291
Less: Discount factor	(277)
Total lease liabilities	7,014

11. Investment in an Equity Investee

Investment in an equity investee consisted of the following:

	December 31,	
	2024	2023
	(in US$'000)	
SHPL	77,765	48,411

SHPL is a private company with no quoted market prices available for its shares.

In December 2024, the Group entered into two sale and purchase agreements ("SPA") to sell an aggregate 45% equity interest in SHPL out of its current 50% equity interest for a cash consideration of RMB4.5 billion (equivalent to US$608.4 million). The first SPA was entered into with the parent company of the existing 50% SHPL joint venture partner to purchase 10% of SHPL for RMB1.0 billion (equivalent to US$135.2 million) and the second SPA was entered into with a China-based private-equity firm ("PE Buyer") to purchase 35% of SHPL for RMB3.5 billion (equivalent to US$473.2 million) subject to a compensation payment clause based on guaranteed profit growth targets for the 3 years up to 2027 with total payments capped at RMB696 million (equivalent to US$94.6 million). In addition, the second SPA allows the PE Buyer to designate two parties to purchase all or part of the 35% equity interest in SHPL.

In February 2025, the PE Buyer designated two parties in which it is the general partner and the Group entered into two separate SPAs which replaced the original SPA, to sell an approximately 25% and 10% equity interest in SHPL respectively on substantially the same terms.

The closing of the transactions is subject to the simultaneous closing of each SPA, regulatory approval and other closing conditions.

Summarized financial information for SHPL is as follows:

(i)   Summarized balance sheets

	December 31,	
	2024	2023
	(in US$'000)	
Current assets	213,707	201,025
Non-current assets	67,561	73,939
Current liabilities	(126,154)	(179,649)
Non-current liabilities	(3,859)	(3,687)
Net assets	151,255	91,628

(ii)   Summarized statements of operations

	Year Ended December 31,		
	2024	2023	2022
	(in US$'000)		
Revenue	393,525	385,483	370,600
Gross profit	286,524	284,361	281,113
Interest income	768	754	980
Profit before taxation	109,586	112,488	116,454
Income tax expense (note (a))	(15,880)	(17,636)	(16,738)
Net income (note (b))	93,706	94,852	99,716

Notes:

(a)   The main entity within the SHPL group has been granted the High and New Technology Enterprise ("HNTE") status. Accordingly, the entity was eligible to use a preferential income tax rate of 15% for the years ended December 31, 2024, 2023 and 2022.

(b)   Net income is before elimination of unrealized profits on transactions with the Group. The amounts eliminated were approximately US$384,000, US$131,000 and US$110,000 for the years ended December 31, 2024, 2023 and 2022 respectively.

(iii) Reconciliation of summarized financial information

Reconciliation of the summarized financial information presented to the carrying amount of the investment in an equity investee is as follows:

	2024	2023	2022
	(in US$'000)		
Opening net assets after non-controlling interests as at January 1	91,628	141,433	145,741
Net income attributable to the shareholders of an equity investee	93,706	94,852	99,716
Dividends declared	(29,587)	(146,974)	(87,436)
Deemed distribution	(690)	—	—
Other comprehensive (loss)/income	(3,801)	2,317	(16,588)
Closing net assets after non-controlling interests as at December 31	151,256	91,628	141,433
Group's share of net assets	75,628	45,814	70,717
Goodwill	2,718	2,795	2,872
Elimination of unrealized profits on downstream sales	(581)	(198)	(128)
Carrying amount of investments as at December 31	77,765	48,411	73,461

SHPL had the following capital commitments:

	December 31, 2024
	(in US$'000)
Property, plant and equipment	
Contracted but not provided for	741

12. Investment in Equity Security

In January 2021, the Group and Inmagene Biopharmaceuticals ("Inmagene") entered into a strategic partnership agreement for Inmagene to further develop and fund novel preclinical drugs candidates discovered by the Group for the potential treatment of multiple immunological diseases. Under the terms of the agreement, the Group granted Inmagene exclusive options to four (subsequently amended to three in April 2023) drug candidates. Exercise of the options will grant Inmagene the right to further develop, manufacture and commercialize the exercised specific drug candidates worldwide, with the Group retaining first right to co-commercialization in mainland China.

In July 2024, Inmagene exercised options on two drug candidates (IMG-004 and IMG-007), and the Group received 140,636,592 Inmagene ordinary shares representing approximately 7.5% of Inmagene's issued shares at the time. The shares were recorded as a financial asset at an initial carrying value of US$5.0 million, which was its then fair value estimated using the discounted cash flow method.

In December 2024, Inmagene announced that it has entered into (i) a definitive merger agreement with a third party listed on the NASDAQ, and (ii) subscription agreements for a US$75 million private placement after the merger (the "Merger"). The combined entity will (i) focus on the development of a drug candidate licensed from the Group (IMG-007 a monoclonal antibody targeting OX-40) and (ii) issue to current Inmagene shareholders contingent value rights on any net proceeds from the disposition of Inmagene's remaining assets. The Merger is expected to close in mid-2025 subject to regulatory approval and other closing conditions. As the transactions have not closed as at December 31, 2024, there was no adjustment to the carrying value of the Group's investment in equity security.

13. Accounts Payable

	December 31,	
	2024	2023
	(in US$'000)	
Accounts payable	42,521	36,327

Substantially all accounts payable are denominated in HK$, RMB and US$ and due within one year from the end of the reporting period. The carrying values of accounts payable approximate their fair values due to their short-term maturities.

An aging analysis based on the relevant invoice dates is as follows:

	December 31,	
	2024	2023
	(in US$'000)	
Not later than 3 months	37,805	33,233
Between 3 months to 6 months	2,638	1,058
Between 6 months to 1 year	833	941
Later than 1 year	1,245	1,095
	42,521	36,327

14. Other Payables, Accruals and Advance Receipts

Other payables, accruals and advance receipts consisted of the following:

	December 31,	
	2024	2023
	(in US$'000)	
Accrued research and development expenses	153,978	153,737
Accrued salaries and benefits	29,751	45,048
Accrued capital expenditures	15,858	23,659
Accrued selling and marketing expenses	14,705	16,340
Accrued administrative and other general expenses	14,046	15,777
Deferred government grants (Note 21)	6,004	740
Advances for inventory purchases	5,663	1,896
Amounts due to related parties (Note 23(ii))	2,016	2,162
Deposits	1,627	1,564
Others	12,476	10,476
	256,124	271,399

15. Bank Borrowings

Bank borrowings consisted of the following:

	December 31,	
	2024	2023
	(in US$'000)	
Current	23,372	31,155
Non-current	59,434	48,189
	82,806	79,344

The weighted average interest rate for outstanding bank borrowings for the years ended December 31, 2024 and 2023 was 3.02% per annum and 3.41% per annum respectively. The carrying amounts of the Group's outstanding bank borrowings as at December 31, 2024 and 2023 were denominated in RMB.

(i) **Short-term working capital loan facility**

In October 2024, a subsidiary entered into a short-term unsecured working capital loan facility with a bank in the amount of RMB300,000,000 (US$40,769,000) with an annual interest rate at the 1-year China Loan Prime Rate ("LPR") less 0.82%. As at December 31, 2024, RMB163,119,000 (US$22,167,000) was drawn from the facility.

(ii)   10 year fixed asset loan facility

In October 2021, a subsidiary entered into a 10-year fixed asset loan facility agreement with the bank for the provision of a secured credit facility in the amount of RMB754,880,000 (US$102,586,000) with an annual interest rate at the 5-year China LPR less 0.8% (which was supplemented in June 2022) and interest payments commencing upon completion of the underlying construction in progress. This credit facility is guaranteed by the immediate holding company of the subsidiary and secured by the underlying leasehold land and buildings (Shanghai manufacturing facility). As at December 31, 2024 and 2023, RMB446,212,000 (US$60,639,000) and RMB344,840,000 (US$48,189,000) were utilized from the fixed asset loan facility respectively.

For the years ended December 31, 2024 and 2023, US$44,000 and US$1,047,000 were related to capitalized interest.

The Group's bank borrowings are repayable as from the dates indicated as follows:

	December 31,	
	2024	**2023**
	(in US$'000)	
Not later than 1 year	23,372	31,155
Between 1 to 3 years	6,426	3,192
Between 3 to 4 years	8,033	2,872
Between 4 to 5 years	12,049	6,384
Later than 5 years	32,926	35,741
	82,806	79,344

As at December 31, 2024 and 2023, the Group had aggregate unutilized bank borrowing facilities of US$60,549,000 and US$68,069,000 respectively.

16. Commitments and Contingencies

The Group had the following capital commitments:

	December 31, 2024
	(in US$'000)
Property, plant and equipment	
Contracted but not provided for	3,058

The Group does not have any other significant commitments or contingencies.

17. Ordinary Shares

As at December 31, 2024, the Company is authorized to issue 1,500,000,000 ordinary shares.

Each ordinary share is entitled to one vote. The holders of ordinary shares are also entitled to receive dividends whenever funds are legally available and when declared by the Board of Directors of the Company.

18. Share-based Compensation

(i)   Share based Compensation of the Company

The Company conditionally adopted a share option scheme on April 24, 2015 (as amended on April 27, 2020) (the "Hutchmed Share Option Scheme"). Pursuant to the Hutchmed Share Option Scheme, the Board of Directors of the Company may, at its discretion, offer any employees and directors (including Executive and Non-executive Directors but excluding Independent Non-executive Directors) of the Company, holding companies of the Company and any of their subsidiaries or affiliates, and subsidiaries or affiliates of the Company share options to subscribe for shares of the Company.

As at December 31, 2024, the aggregate number of shares issuable under the Hutchmed Share Option Scheme was 41,474,713 ordinary shares. The Company will issue new shares to satisfy share option exercises. Additionally, the number of shares authorized but unissued was 628,398,905 ordinary shares.

Share options granted are generally subject to a four-year vesting schedule, depending on the nature and the purpose of the grant. Share options subject to the four-year vesting schedule, in general, vest 25% upon the first anniversary of the vesting commencement date as defined in the grant letter, and 25% every subsequent year. However, certain share option grants may have a different vesting schedule as approved by the Board of Directors of the Company. No outstanding share options will be exercisable or subject to vesting after the expiry of a maximum of ten years from the date of grant.

A summary of the Company's share option activity and related information is as follows:

	Number of share options	Weighted average exercise price in US$ per share	Weighted average remaining contractual life (years)	Aggregate intrinsic value (in US$'000)
Outstanding at January 1, 2023	39,521,395	4.34	6.55	11,525
Granted	1,221,900	2.50		
Exercised	(6,480,930)	2.30		
Cancelled	(2,832,340)	4.61		
Expired	(1,893,370)	5.55		
Outstanding at December 31, 2023	29,536,655	4.57	6.67	9,924
Granted (note)	2,965,328	3.69		
Exercised	(344,825)	2.29		
Cancelled	(892,600)	4.38		
Expired	(1,624,285)	5.23		
Outstanding at December 31, 2024	29,640,273	4.47	5.99	3,804
Vested and exercisable at December 31, 2023	18,198,170	5.10	5.91	1,753
Vested and exercisable at December 31, 2024	21,186,120	4.92	5.13	1,387

Note: Includes aggregate 2,765,328 share options granted to an executive director. 1,359,561 share options were granted in March 2024 and 1,405,767 share options were granted in August 2024 where the number of share options exercisable is subject to certain performance targets based on a market condition covering the 3-year periods from 2023 to 2025 and from 2024 to 2026 respectively which has been reflected in estimating the grant date fair value using the Monte Carlo simulation model. The grant date fair value of such awards are US$1.29 and US$1.24 per share respectively. Vesting of such awards will occur in March 2026 and March 2027 respectively if the performance targets are met.

In estimating the fair value of share options granted, the following assumptions were used in the Monte Carlo simulation model for the awards that are subject to certain performance targets based on a market condition and Polynomial model for other options granted in the periods indicated:

	Year Ended December 31,	
	2024	**2023**
Weighted average grant date fair value of share options (in US$ per share)	1.29	1.14
Significant inputs into the valuation model (weighted average):		
Exercise price (in US$ per share)	3.69	2.50
Share price at effective date of grant (in US$ per share)	3.69	2.50
Expected volatility (note (a))	54.7%	53.3%
Risk-free interest rate (note (b))	3.86%	3.69%
Contractual life of share options (in years)	10	10
Expected dividend yield (note (c))	0%	0%

Notes:

(a) The Company calculated its expected volatility with reference to the historical volatility prior to the issuances of share options.

(b) The risk-free interest rates reference the US Treasury yield curves.

(c) The Company has not declared or paid any dividends and does not currently expect to do so prior to the exercise of the granted share options, and therefore uses an expected dividend yield of zero in the valuation models.

The Company will issue new shares to satisfy share option exercises. The following table summarizes the Company's share option exercises:

	Year Ended December 31,		
	2024	**2023**	**2022**
		(in US$'000)	
Cash received from share option exercises	790	5,094	174
Total intrinsic value of share option exercises	476	4,626	92

The Group recognizes compensation expense on a graded vesting approach over the requisite service period. The following table presents share-based compensation expense included in the Group's consolidated statements of operations:

| | Year Ended December 31, | | |
	2024	2023	2022
	(in US$'000)		
Research and development expenses	1,970	3,250	4,803
Selling and administrative expenses	1,042	2,843	1,803
Cost of revenue	57	91	130
	3,069	6,184	6,736

As at December 31, 2024, the total unrecognized compensation cost was US$4,162,000, and will be recognized on a graded vesting approach over the weighted average remaining service period of 1.82 years.

(ii) LTIP

The Company grants awards under the LTIP to participating directors and employees, giving them a conditional right to receive ordinary shares of the Company or the equivalent ADS (collectively the "Awarded Shares") to be purchased by the Trustee up to a cash amount excluding any cash elected payments. Vesting will depend upon continued employment of the award holder with the Group and will otherwise be at the discretion of the Board of Directors of the Company. Additionally, some awards are subject to change based on annual performance targets prior to their determination date.

LTIP awards prior to the determination date

Performance targets vary by award, and may include targets for shareholder returns, revenue, net income/(loss) after taxes and the achievement of clinical, regulatory, business development and manufacturing milestones. As the extent of achievement of the performance targets is uncertain prior to the determination date, a probability based on management's assessment on the achievement of the performance target has been assigned to calculate the amount to be recognized as an expense over the requisite period with a corresponding entry to liability.

LTIP awards after the determination date

Upon the determination date, based on the actual achievement of performance target, the amount previously recorded in the liability will be adjusted through share-based compensation expense. The Company will pay a determined monetary amount, up to the maximum cash amount based on the actual achievement of the performance target specified in the award, to the Trustee to purchase the Awarded Shares. Any cumulative compensation expense previously recognized as a liability will be transferred to additional paid-in capital.

Granted awards under the LTIP are as follows:

Grant date	Maximum cash amount (in US$ millions)	Covered financial years	Performance target determination date
June 5, 2023	54.9	2023	note (a)
March 13, 2024	0.7	note (b)	note (b)
August 5, 2024	19.3	2024-2026	note (c)
August 5, 2024	0.3	note (d)	note (d)

Notes:

(a) The annual performance target determination date is the date of the announcement of the Group's annual results for the covered financial year and vesting occurs two business days after the announcement of the Group's annual results for the financial year falling two years after the covered financial year to which the LTIP award relates.

(b) This award does not stipulate performance targets and is subject to a vesting schedule of 25% on each of the first, second, third and fourth anniversaries of the date of grant.

(c) The annual performance target determination dates are the dates of the announcements of the Group's annual results for the financial years ending December 31, 2024, 2025 and 2026. Vesting occurs in 2027, three weeks after the date of completion of the share purchase for the awards for the financial year ending December 31, 2026.

(d) This award does not stipulate performance targets and is subject to a vesting schedule of 50% on the first and second anniversaries of the date of grant.

The Trustee has been set up solely for the purpose of purchasing and holding the Awarded Shares during the vesting period on behalf of the Company using funds provided by the Company. On the determination date, if any, the Company will determine the cash amount, based on the actual achievement of each annual performance target, for the Trustee to purchase the Awarded Shares. The Awarded Shares will then be held by the Trustee until they are vested.

The Trustee's assets include treasury shares and funds for additional treasury shares, trustee fees and expenses. The number of treasury shares (in ordinary shares equivalent) held by the Trustee were as follows:

	Number of treasury shares	Cost (in US$'000)
As at January 1, 2023	19,601,375	76,064
Purchased	2,725,515	9,071
Vested	(4,714,205)	(18,148)
As at December 31, 2023	17,612,685	66,987
Purchased	10,259,133	36,064
Vested	(11,154,360)	(42,127)
As at December 31, 2024	16,717,458	60,924

Based on the estimated achievement of performance conditions for 2024 financial year LTIP awards, the determined monetary amount was US$3,306,000 which is recognized to share-based compensation expense over their requisite vesting period.

For the years ended December 31, 2024 and 2023, US$12,632,000 and US$7,332,000 of the LTIP awards were forfeited respectively based on the determined or estimated monetary amount as at the forfeiture date.

The following table presents the share-based compensation expenses recognized under the LTIP awards:

	Year Ended December 31,		
	2024	2023	2022
	(in US$'000)		
Research and development expenses	12,098	18,224	16,101
Selling and administrative expenses	6,028	11,690	7,376
Cost of revenue	414	502	373
	18,540	30,416	23,850
Recorded with a corresponding credit to:			
Liability	3,710	11,364	6,216
Additional paid-in capital	14,830	19,052	17,634
	18,540	30,416	23,850

For the years ended December 31, 2024, 2023 and 2022, US$12,424,000, US$4,563,000 and US$15,351,000 were reclassified from liability to additional paid-in capital respectively upon LTIP awards reaching the determination date. As at December 31, 2024 and 2023, US$1,443,000 and US$10,502,000 were recorded in liabilities respectively.

As at December 31, 2024, the total unrecognized compensation cost was approximately US$21,469,000, which considers expected performance targets and the amounts expected to vest, and will be recognized over the requisite periods.

19. Revenue

The following table presents revenue disaggregated by contract type:

	Year Ended December 31, 2024		
	Oncology/Immunology	Other Ventures	Total
		(in US$'000)	
Invoiced Goods — Marketed Products	128,008	—	128,008
— Distribution	—	266,836	266,836
Services — Commercialization of Marketed Products	52,485	—	52,485
— Research and development	471	—	471
License & Collaborations — Services	57,968	—	57,968
— Royalties	71,041	—	71,041
— Licensing	43,000	—	43,000
— Manufacturing supply	10,392	—	10,392
	363,365	266,836	630,201
Third parties	362,894	262,982	625,876
Related parties (Note 23(i))	471	3,854	4,325
	363,365	266,836	630,201

	Year Ended December 31, 2023		
	Oncology/Immunology	Other Ventures	Total
		(in US$'000)	
Invoiced Goods — Marketed Products	83,087	—	83,087
— Distribution	—	309,383	309,383
Services — Commercialization of Marketed Products	48,608	—	48,608
— Research and development	481	—	481
License & Collaborations — Services	80,397	—	80,397
— Royalties	32,470	—	32,470
— Licensing	278,855	—	278,855
— Manufacturing supply	4,718	—	4,718
	528,616	309,383	837,999
Third parties	528,135	301,119	829,254
Related parties (Note 23(i))	481	8,264	8,745
	528,616	309,383	837,999

	Year Ended December 31, 2022		
	Oncology/Immunology	Other Ventures	Total
		(in US$'000)	
Invoiced Goods — Marketed Products	57,057	—	57,057
— Distribution	—	262,565	262,565
Services — Commercialization of Marketed Products	41,275	—	41,275
— Research and development	507	—	507
License & Collaborations — Services	23,741	—	23,741
— Royalties	26,310	—	26,310
— Licensing	14,954	—	14,954
	163,844	262,565	426,409
Third parties	163,337	257,272	420,609
Related parties (Note 23(i))	507	5,293	5,800
	163,844	262,565	426,409

The following table presents liability balances from contracts with customers:

	December 31,	
	2024	**2023**
	(in US$'000)	
Deferred revenue		
Current — Oncology/Immunology segment (note (a))	50,007	57,566
Current — Other Ventures segment (note (b))	64	73
	50,071	57,639
Non-current — Oncology/Immunology segment (note (a))	48,432	69,480
Total deferred revenue (note (c) and (d))	98,503	127,119

Notes:

(a) Oncology/Immunology segment deferred revenue relates to unamortized upfront and milestone payments, invoiced amounts for royalties where the customer has not yet completed the in-market sale and advance consideration received for cost reimbursements which are attributed to research and development services that have not yet been rendered as at the reporting date.

(b) Other Ventures segment deferred revenue relates to payments in advance from customers for goods that have not been transferred and services that have not been rendered to the customer as at the reporting date.

(c) Estimated deferred revenue to be recognized over time as from the date indicated is as follows:

	December 31,	
	2024	**2023**
	(in US$'000)	
Not later than 1 year	50,071	57,639
Between 1 to 2 years	39,288	32,797
Between 2 to 3 years	4,084	30,918
Between 3 to 4 years	1,095	844
Later than 4 years	3,965	4,921
	98,503	127,119

(d) As at January 1, 2024, deferred revenue was US$127.1 million, of which US$42.1 million was recognized during the year ended December 31, 2024.

License and collaboration agreement with Takeda Pharmaceuticals

On January 23, 2023, the Group and Takeda Pharmaceuticals International AG ("Takeda") entered into an exclusive out-licensing agreement (the "Takeda Agreement") in territories outside of Mainland China, Hong Kong and Macau (the "Territory") to further the global development, commercialization and manufacturing of Fruzaqla, also known as fruquintinib, a targeted oncology therapy for the treatment of various types of solid tumors. Under the terms of the Takeda Agreement, the Group is entitled to receive a series of payments up to US$1.13 billion, including upfront, regulatory, development and commercial sales milestone payments, plus royalties on net sales in the Territory. Fruzaqla was successfully approved for commercialization in the US in November 2023, which triggered a regulatory approval milestone of US$35 million. For the year ended December 31, 2024, Takeda has delivered over US$200 million in net sales of Fruzaqla, which triggered a commercial sales milestone of US$20 million. Following the regulatory and first pricing approval of Fruzaqla in Japan in November 2024 and the regulatory approval and the first national reimbursement recommendation in Europe in December 2024, regulatory approval milestone payments of US$5 million and US$10 million were triggered respectively.

Upfront and cumulative milestone payments according to the Takeda Agreement achieved up to December 31, 2024 are summarized as follows:

	(in US$'000)
Upfront payment	400,000
Regulatory approval milestone payments achieved	50,000
Commercial sales milestone payment achieved	20,000

Note: As of December 31, 2024, US$310.9 million of the upfront payment, US$49.2 million of the regulatory approval milestone payments and US$20.0 million of the commercial sales milestone payment were recognized as revenue, including US$30.9 million, US$17.2 million and US$20.0 million respectively during the year ended December 31, 2024.

The Takeda Agreement has the following material performance obligations: (1) the licenses for the development and commercialization of Fruzaqla in the Territory and the manufacture of Fruzaqla for use in the Territory, (2) manufacturing supply and (3) services for research and development including ongoing clinical trials and regulatory submissions and manufacturing technology transfer.

The transaction price for these performance obligations includes the upfront payment, service cost reimbursements, milestone payments and sales-based royalties. Milestone payments are not included in the transaction price until they become probable that a significant reversal of revenue would not occur, which is generally when the criteria to receive the specified milestone are achieved.

The allocation of the transaction price to each relevant performance obligation was based on the relative standalone selling price of each performance obligation determined at the inception of the contract. Variable consideration is allocated entirely to a performance obligation or to a distinct good or service that forms part of a single performance obligation if the terms of the variable consideration relate to the satisfaction of the respective performance obligation and the amount allocated is consistent with the amount expected to be received for the satisfaction of the respective performance obligation. The standalone selling price of the licenses for the development and commercialization of Fruzaqla in the Territory and the manufacture of Fruzaqla for use in the Territory and manufacturing supply was determined using a discounted cash flow method based on the probability-weighted present value of forecasted cash flows associated with out-licensing Fruzaqla in the Territory, and the standalone selling price of the services for research and development of ongoing clinical trials, regulatory submissions and manufacturing technology transfer was determined using a cost plus margin approach based on the present value of estimated future service costs plus a reasonable margin. Significant assumptions included in the determination of the standalone selling prices for each performance obligation identified including forecasted revenue, probabilities of regulatory approvals, estimated future service costs, margin rates and discount rates. Based on these estimations, proportionate amounts of transaction price to be allocated to the licenses, and other performance obligations were 62% and 38% respectively at contract inception. Control of the licenses to Fruzaqla was transferred at the inception date of the agreement and consequently, amounts allocated to this performance obligation were recognized at inception. Manufacturing supply is recognized at a point in time when the control of the goods is transferred. Services are performed over the term of the Takeda Agreement and amounts allocated are recognized over time using a percentage-of-completion method. Royalties are recognized as future sales occur as they meet the requirements for the sales-usage based royalty exception.

Revenue recognized under the Takeda Agreement is as follows:

	Year Ended December 31,	
	2024	2023
	(in US$'000)	
Manufacturing supply — Invoiced Marketed Products sales	51,378	5,053
— Allocated from upfront payment	10,392	4,718
Services — Research and development	18,949	33,892
— Allocated from upfront and milestone payments	25,384	28,494
Royalties — Marketed Products	39,386	2,092
Licensing — Allocated from upfront and milestone payments	32,300	278,855
	177,789	353,104

License and collaboration agreement with Eli Lilly

On October 8, 2013, the Group entered into a licensing, co-development and commercialization agreement in China with Eli Lilly and Company ("Lilly") relating to Elunate ("Lilly Agreement"), as the China brand name for fruquintinib. Under the terms of the Lilly Agreement, the Group is entitled to receive a series of payments up to US$86.5 million, including upfront payments and development and regulatory approval milestones. Development costs after the first development milestone are shared between the Group and Lilly. Elunate was successfully commercialized in China in November 2018, and the Group receives tiered royalties in the range of 15% to 20% on all sales in China.

In December 2018, the Group entered into various amendments to the Lilly Agreement (the "2018 Amendment"). Under the terms of the 2018 Amendment, the Group is entitled to determine and conduct future life cycle indications ("LCI") development of Elunate in China beyond the three initial indications specified in the Lilly Agreement and will be responsible for all associated development costs. In return, the Group will receive additional regulatory approval milestones of US$20 million for each LCI approved, for up to three LCI or US$60 million in aggregate, and will increase tiered royalties to a range of 15% to 29% on all Elunate sales in China upon the commercial launch of the first LCI. Additionally, through the 2018 Amendment, Lilly has provided consent, and freedom to operate, for the Group to enter into joint development collaborations with certain third-party pharmaceutical companies to explore combination treatments of Elunate and various immunotherapy agents. The 2018 Amendment also provided the Group rights to promote Elunate in provinces that represent 30% to 40% of the sales of Elunate in China upon the occurrence of certain commercial milestones by Lilly. Such rights were further amended below.

In July 2020, the Group entered into an amendment to the Lilly Agreement (the "2020 Amendment") relating to the expansion of the Group's role in the commercialization of Elunate across all of China. Under the terms of the 2020 Amendment, the Group is responsible for providing promotion and marketing services, including the development and execution of all on-the-ground medical detailing, promotion and local and regional marketing activities, in return for service fees on sales of Elunate made by Lilly. In October 2020, the Group commenced such promotion and marketing services. In addition, development and regulatory approval milestones for an initial indication under the Lilly Agreement were increased by US$10 million in lieu of cost reimbursement.

Upfront and cumulative milestone payments according to the Lilly Agreement achieved up to December 31, 2024 are summarized as follows:

	(in US$'000)
Upfront payment	6,500
Development milestone payments achieved	40,000

The Lilly Agreement has the following performance obligations: (1) the license for the commercialization rights to Elunate and (2) the research and development services for the specified indications. The transaction price includes the upfront payment, research and development cost reimbursements, milestone payments and sales-based royalties. Milestone payments were not included in the transaction price until it became probable that a significant reversal of revenue would not occur, which is generally when the specified milestone is achieved. The allocation of the transaction price to each performance obligation was based on the relative standalone selling prices of each performance obligation determined at the inception of the contract. Based on this estimation, proportionate amounts of transaction price to be allocated to the license to Elunate and the research and development services were 90% and 10% respectively. Control of the license to Elunate transferred at the inception date of the agreement and consequently, amounts allocated to this performance obligation were recognized at inception. Conversely, research and development services for each specified indication are performed over time and amounts allocated are recognized over time using a percentage-of-completion method. Royalties are recognized as future sales occur as they meet the requirements for the sales-usage based royalty exception.

The 2018 Amendment is a separate contract as it added distinct research and development services for the LCIs to the Lilly Agreement. The 2020 Amendment related to the promotion and marketing services is a separate contract as it added distinct services to the Lilly Agreement. Such promotion and marketing services are recognized over time based on amounts that can be invoiced to Lilly. The 2020 Amendment related to the additional development and regulatory approval milestone amounts is a modification as it only affected the transaction price of research and development services for a specific indication under the Lilly Agreement, and therefore, such additional milestone amounts will be included in the transaction price accounted under the Lilly Agreement once the specified milestones are achieved.

Revenue recognized under the Lilly Agreement and subsequent amendments is as follows:

	Year Ended December 31,		
	2024	2023	2022
	(in US$'000)		
Goods — Invoiced Marketed Products sales	15,826	16,966	14,407
Services — Commercialization of Marketed Products	52,485	48,608	41,275
— Research and development	230	2,828	8,031
— Allocated from upfront and milestone payments	—	12	23
Royalties — Marketed Products	18,022	16,560	13,954
	86,563	84,974	77,690

License and collaboration agreement with AstraZeneca

On December 21, 2011, the Group and AstraZeneca AB (publ) ("AZ") entered into a global licensing, co-development, and commercialization agreement for Orpathys ("AZ Agreement"), also known as savolitinib, a novel targeted therapy and a highly selective inhibitor of the c-Met receptor tyrosine kinase for the treatment of cancer. Under the terms of the AZ Agreement, the Group is entitled to receive a series of payments up to US$140 million, including upfront payments and development and first-sale milestones. Additionally, the AZ Agreement contains possible significant future commercial sale milestones. Development costs for Orpathys in China will be shared between the Group and AZ, with the Group continuing to lead the development in China. AZ will lead and pay for the development of Orpathys for the rest of the world. Orpathys was successfully commercialized in China in July 2021, and the Group receives fixed royalties of 30% based on all sales in China. Should Orpathys be successfully commercialized outside China, the Group would receive tiered royalties from 9% to 13% on all sales outside of China.

In August 2016 (as amended in December 2020), the Group entered into an amendment to the AZ Agreement whereby the Group shall pay the first approximately US$50 million of phase III clinical trial costs related to developing Orpathys for renal cell carcinoma ("RCC"), and remaining costs will be shared between the Group and AZ. Subject to approval of Orpathys in RCC, the Group would receive additional tiered royalties on all sales outside of China, with the incremental royalty rates determined based on actual sharing of development costs. In November 2021, the Group entered into an additional amendment which revised the sharing between the Group and AZ of development costs for Orpathys in China for non-small cell lung cancer ("NSCLC"), as well as adding potential development milestones.

Upfront and cumulative milestone payments according to the AZ Agreement achieved up to December 31, 2024 are summarized as follows:

	(in US$'000)
Upfront payment	20,000
Development milestone payments achieved (note)	46,000
First-sale milestone payment achieved	25,000

Note: In December 2024, a new drug application for savolitinib in combination with osimertinib for the treatment of NSCLC was accepted by the China National Medical Products Administration, which triggered a development milestone payment of US$6 million.

The AZ Agreement has the following performance obligations: (1) the license for the commercialization rights to Orpathys and (2) the research and development services for the specified indications. The transaction price includes the upfront payment, research and development cost reimbursements, milestone payments and sales-based royalties. Milestone payments were not included in the transaction price until it became probable that a significant reversal of revenue would not occur, which is generally when the specified milestone is achieved. The allocation of the transaction price to each performance obligation was based on the relative standalone selling prices of each performance obligation determined at the inception of the contract. Based on this estimation, proportionate amounts of transaction price to be allocated to the license to Orpathys and the research and development services were 95% and 5% respectively. Control of the license to Orpathys transferred at the inception date of the agreement and consequently, amounts allocated to this performance obligation were recognized at inception. Conversely, research and development services for each specified indication are performed over time and amounts allocated are recognized over time using a percentage-of-completion method.

Revenue recognized under the AZ Agreement and subsequent amendments is as follows:

	Year Ended December 31,		
	2024	**2023**	**2022**
	(in US$'000)		
Goods — Invoiced Marketed Products sales	10,874	15,013	9,904
Services — Research and development	13,072	14,993	14,106
— Allocated from upfront and milestone payments	333	77	361
Royalties — Marketed Products	13,633	13,818	12,356
Licensing — Allocated from upfront and milestone payments	5,700	—	14,954
	43,612	43,901	51,681

20. Research and Development Expenses

Research and development expenses are summarized as follows:

	Year Ended December 31,		
	2024	**2023**	**2022**
	(in US$'000)		
Clinical trial related costs	135,652	199,728	255,935
Personnel compensation and related costs	69,079	93,030	119,306
Other research and development expenses	7,378	9,243	11,652
	212,109	302,001	386,893

Research and development expenses include expenditures for collaborative arrangements under ASC 808 to evaluate the combination of the Group's drug compounds with the collaboration partners' drug compounds. For the years ended December 31, 2024, 2023 and 2022, the Group has incurred US$10.9 million, US$22.0 million and US$14.7 million respectively, related to such collaborative arrangements.

21. Government Grants

Government grants in the Oncology/Immunology segment are primarily given in support of the construction of a manufacturing plant in Shanghai and R&D activities which are conditional upon i) the Group spending a predetermined amount, regardless of success or failure of the research and development projects and/or ii) the achievement of certain stages of research and development projects being approved by the relevant PRC government authority. They are refundable to the government if the conditions are not met. Government grants in the Other Ventures segment are primarily given to promote local initiatives. These government grants may be subject to ongoing reporting and monitoring by the government over the period of the grant.

Government grants, which are deferred and recognized in the consolidated statements of operations over the period necessary to match them with the costs that they are intended to compensate, are recognized in other payables, accruals and advance receipts (Note 14) and other non-current liabilities. For the years ended December 31, 2024, 2023 and 2022, the Group received government grants of US$9.6 million, US$4.1 million and US$8.5 million respectively.

Government grants were recognized in the consolidated statements of operations as follows:

	Year Ended December 31,		
	2024	**2023**	**2022**
	(in US$'000)		
Research and development expenses	1,256	1,054	4,556
Other income	3,095	3,134	1,434
	4,351	4,188	5,990

22. Other income/(expense)

	Year Ended December 31,		
	2024	**2023**	**2022**
	(in US$'000)		
Other income:			
Foreign exchange gains	5,060	8,661	—
Government grants	3,095	3,134	1,434
Others	2,119	1,154	399
	10,274	12,949	1,833
Other expense:			
Impairment of property, plant and equipment	(2,915)	(3,678)	—
Impairment of right-of-use assets	(1,889)	(2,088)	—
Foreign exchange losses	—	—	(5,704)
Fair value losses on warrant	—	—	(2,452)
Others	(80)	(2,636)	(5,353)
	(4,884)	(8,402)	(13,509)

23. Significant Transactions with Related Parties and Non-Controlling Shareholders of Subsidiaries

The Group has the following significant transactions with related parties and non-controlling shareholders of subsidiaries, which were carried out in the normal course of business at terms determined and agreed by the relevant parties:

(i)   Transactions with related parties:

	Year Ended December 31,		
	2024	**2023**	**2022**
	(in US$'000)		
Sales to:			
Indirect subsidiaries of CK Hutchison	5	1,914	3,610
An equity investee	3,849	6,350	1,683
	3,854	8,264	5,293
Revenue from research and development services from:			
An equity investee	471	481	507
Purchases from:			
An equity investee	2,777	3,651	4,231
Rendering of marketing services from:			
Indirect subsidiaries of CK Hutchison	—	150	227
An equity investee	—	—	127
	—	150	354
Rendering of management services from:			
An indirect subsidiary of CK Hutchison	1,087	997	980
Divestment of subsidiaries to:			
An indirect subsidiary of CK Hutchison (note (a))	—	5,103	—

(ii) Balances with related parties included in:

	December 31,	
	2024	**2023**
	(in US$'000)	
Accounts receivable — related parties		
An equity investee (note (b))	452	1,896
Amounts due from related parties		
An indirect subsidiary of CK Hutchison (note (b))	—	228
An equity investee (note (b) and (c))	7,899	28,234
	7,899	28,462
Other payables, accruals and advance receipts		
Indirect subsidiaries of CK Hutchison (note (d) and (f))	1,928	2,017
An equity investee (note (b) and (e))	88	145
	2,016	2,162
Other non-current liabilities		
An equity investee (note (e))	142	450
An indirect subsidiary of CK Hutchison (note (f))	6,475	7,619
	6,617	8,069

Notes:

(a) On December 7, 2023, the Group completed a transaction to divest Hutchison Hain Organic (Hong Kong) Limited and HUTCHMED Science Nutrition Limited to an indirect subsidiary of CK Hutchison for proceeds of US$5,103,000. A gain on divestment of US$96,000 was recorded in other income for the year ended December 31, 2023.

(b) Balances with related parties are unsecured, repayable on demand and interest-free. The carrying values of balances with related parties approximate their fair values due to their short-term maturities. No allowance for credit losses has been made for amounts due from related parties for the years ended December 31, 2024 and 2023.

(c) As at December 31, 2024 and 2023, dividends receivable of US$6,795,000 and US$27,130,000 was included in amounts due from related parties respectively.

(d) Amounts due to indirect subsidiaries of CK Hutchison are unsecured, repayable on demand and interest-bearing if not settled within one month.

(e) Includes other deferred income representing amounts recognized from granting of commercial, promotion and marketing rights.

(f) As at December 31, 2024 and 2023, a branding liability payable of US$1,538,000 was included in amounts due to related parties under other payables, accruals and advance receipts. As at December 31, 2024 and 2023, US$6,475,000 and US$7,619,000 of the branding liability payable was included in other non-current liabilities respectively.

(iii) Transactions with non controlling shareholders of subsidiaries:

	Year Ended December 31,		
	2024	**2023**	**2022**
	(in US$'000)		
Sales	54,532	66,417	47,611
Purchases	288	5,733	7,936
Dividends declared	1,000	9,068	25,600
Distribution service fee	216	369	—

(iv) Balances with non controlling shareholders of subsidiaries included in:

	December 31,	
	2024	**2023**
	(in US$'000)	
Accounts receivable	8,084	7,824
Accounts payable	77	27
Other payables, accruals and advance receipts	427	309

24. Income Taxes

(i) Income tax expense/(benefit)

	Year Ended December 31,		
	2024	**2023**	**2022**
		(in US$'000)	
Current tax			
HK (note (a))	—	45	301
PRC (note (b))	1,723	1,767	2,580
US and others (note (c))	161	471	399
Total current tax	1,884	2,283	3,280
Deferred income tax expense/(benefit)	5,308	2,226	(3,563)
Income tax expense/(benefit)	7,192	4,509	(283)

Notes:

(a) The Company, certain subsidiaries incorporated in the British Virgin Islands and Cayman Islands, and its Hong Kong subsidiaries are subject to Hong Kong profits tax. Under the Hong Kong two-tiered profits tax rates regime, the first HK$2.0 million (US$0.3 million) of assessable profit of qualifying corporation will be taxed at 8.25%, with the remaining assessable profits taxed at 16.5%. Hong Kong profits tax has been provided for at the relevant rates on the estimated assessable profits less estimated available tax losses, if any, of these entities as applicable.

(b) Taxation in the PRC has been provided for at the applicable rate on the estimated assessable profits less estimated available tax losses, if any, in relevant entities. Under the PRC Enterprise Income Tax Law (the "EIT Law"), the standard enterprise income tax rate is 25%. In addition, the EIT Law provides for a preferential tax rate of 15% for companies which qualify as HNTE. HUTCHMED Limited and its wholly-owned subsidiary HUTCHMED (Suzhou) Limited qualify as a HNTE up to December 31, 2025 and 2026 respectively.

Pursuant to the EIT law, a 10% withholding tax is levied on dividends paid by PRC companies to their foreign investors. A lower withholding tax rate of 5% is applicable under the China-HK Tax Arrangement if direct foreign investors with at least 25% equity interest in the PRC companies are Hong Kong tax residents, and meet the conditions or requirements pursuant to the relevant PRC tax regulations regarding beneficial ownership. Since the equity holder of the equity investee of the Company is a Hong Kong incorporated company and Hong Kong tax resident, and meet the aforesaid conditions or requirements, the Company has used 5% to provide for deferred tax liabilities on retained earnings which are anticipated to be distributed. As at December 31, 2024, 2023 and 2022, the amounts accrued in deferred tax liabilities relating to withholding tax on dividends were determined on the basis that 100% of the distributable reserves of the equity investee operating in the PRC will be distributed as dividends.

Pursuant to PRC Bulletin on Issues of Enterprise Income Tax and Indirect Transfers of Assets by Non-PRC Resident Enterprises, an indirect transfer of a PRC resident enterprise by a non-PRC resident enterprise, via the transfer of an offshore intermediate holding company, shall be subject to PRC withholding tax under certain conditions.

(c) The Company's subsidiary in the US with operations primarily in New Jersey is subject to US taxes, primarily federal and state taxes, which have been provided for at approximately 21% (federal) and 0% to 8.2% (state tax) on the estimated assessable profit over the reporting years. Certain income receivable by the Company is subject to US withholding tax of 30%. Certain of the Group's subsidiaries are subject to corporate tax in the UK and EU countries at 25% and 19% to 25%, respectively, on the estimated assessable profits in relation to their presence in these countries.

The reconciliation of the Group's reported income tax expense to the theoretical tax amount that would arise using the tax rates of the Company against the Group's (loss)/income before income taxes and equity in earnings of an equity investee is as follows:

	Year Ended December 31,		
	2024	**2023**	**2022**
	(in US$'000)		
(Loss)/income before income taxes and equity in earnings of an equity investee	(1,107)	58,308	(410,422)
Tax calculated at the statutory tax rate of the Company	(183)	9,621	(67,720)
Tax effects of:			
Different tax rates applicable in different jurisdictions	(2,400)	541	6,316
Tax valuation allowance	24,254	26,629	93,243
Preferential tax rate difference	(18)	(3,065)	(171)
Preferential tax deduction and credits	(22,608)	(32,667)	(40,791)
Expenses not deductible for tax purposes	10,129	7,086	8,886
Withholding tax on undistributed earnings of a PRC entity	2,323	2,386	2,492
Income not subject to tax	(5,719)	(5,826)	(2,142)
Temporary difference	998	(817)	(1,614)
Others	416	621	1,218
Income tax expense/(benefit)	7,192	4,509	(283)

(ii) Deferred tax assets and liabilities

The significant components of deferred tax assets and liabilities are as follows:

	December 31,	
	2024	**2023**
	(in US$'000)	
Deferred tax assets		
Cumulative tax losses	297,775	284,271
Others	14,011	14,707
Total deferred tax assets	311,786	298,978
Less: Valuation allowance	(299,338)	(283,522)
Deferred tax assets	12,448	15,456
Deferred tax liabilities		
Undistributed earnings from a PRC entity	2,990	1,478
Others	—	6
Deferred tax liabilities	2,990	1,484

The movements in deferred tax assets and liabilities are as follows:

	2024	**2023**	**2022**
	(in US$'000)		
As at January 1	13,972	12,656	6,636
Movement of previously recognized withholding tax on undistributed earnings	740	3,674	2,186
(Charged)/Credited to the consolidated statements of operations			
Withholding tax on undistributed earning of a PRC entity	(2,323)	(2,385)	(2,492)
Deferred tax on amortization of intangible assets	6	18	19
Deferred tax on temporary differences, tax loss carried forward and research tax credits	(2,991)	142	6,036
Reclassification from current tax	—	11	—
Divestment of subsidiaries	—	(49)	—
Exchange differences	54	(95)	271
As at December 31	9,458	13,972	12,656

The deferred tax assets and liabilities are offset when the deferred income taxes relate to the same fiscal authority.

The cumulative tax losses can be carried forward against future taxable income and will expire in the following years:

	December 31,	
	2024	**2023**
	(in US$'000)	
No expiry date	94,876	74,515
2024	—	3,529
2025	34,066	35,030
2026	45,465	46,766
2027	58,373	60,033
2028	100,681	103,913
2029	166,441	171,142
2030	230,851	237,384
2031	368,881	379,321
2032	577,954	594,311
2033	163,785	176,363
2034	124,299	—
	1,965,672	1,882,307

The Company believes that it is more likely than not that future operations outside the US will not generate sufficient taxable income to realize the benefit of the deferred tax assets. Certain of the Company's subsidiaries have had sustained tax losses, which will expire within five years if not utilized in the case of PRC subsidiaries (ten years for HNTEs), and which will not be utilized in the case of Hong Kong, BVI and Cayman Islands subsidiaries as they do not generate taxable profits. Accordingly, a valuation allowance has been recorded against the relevant deferred tax assets arising from the tax losses.

A US subsidiary of the Company has approximately US$5.0 million and US$1.3 million US Federal and New Jersey state research tax credits which will expire between 2041 and 2044 (Federal) and 2028 and 2031 (New Jersey) respectively, if not utilized.

The table below summarizes changes in the deferred tax valuation allowance:

	2024	**2023**	**2022**
		(in US$'000)	
As at January 1	283,522	264,639	189,700
Charged to consolidated statements of operations	24,254	26,629	93,243
Utilization of previously unrecognized tax losses	(2)	(39)	(1)
Write-off of tax losses	(612)	(112)	(125)
Divestment of subsidiaries	—	(433)	—
Others	20	—	—
Exchange differences	(7,844)	(7,162)	(18,178)
As at December 31	299,338	283,522	264,639

As at December 31, 2024, 2023 and 2022, the Group did not have any material unrecognized uncertain tax positions.

(iii) Income tax payable

	2024	**2023**	**2022**
		(in US$'000)	
As at January 1	2,580	1,112	15,546
Current tax	1,884	2,283	3,280
Withholding tax upon dividend declaration from a PRC entity	740	3,674	2,186
Tax paid (note)	(3,587)	(3,728)	(18,891)
Reclassification from prepaid tax	(41)	(397)	(241)
Reclassification to deferred tax	—	11	—
Divestment of subsidiaries	—	(177)	—
Exchange difference	(27)	(198)	(768)
As at December 31	1,549	2,580	1,112

Note: The amount for 2022 includes US$14.4 million capital gain tax paid for gain on divestment of HBYS.

25. Earnings/(Losses) Per Share

(i) Basic earnings/(losses) per share

Basic earnings/(losses) per share is calculated by dividing the net income/(loss) attributable to the Company by the weighted average number of outstanding ordinary shares in issue during the year. Treasury shares held by the Trustee are excluded from the weighted average number of outstanding ordinary shares in issue for purposes of calculating basic earnings/(losses) per share.

	Year Ended December 31,		
	2024	**2023**	**2022**
Weighted average number of outstanding ordinary shares in issue	855,351,683	849,654,296	847,143,540
Net income/(loss) attributable to the Company (US$'000)	37,729	100,780	(360,835)
Basic earnings/(losses) per share attributable to the Company (US$ per share)	0.04	0.12	(0.43)

(ii) Diluted earnings/(losses) per share

Diluted earnings/(losses) per share is calculated by dividing net income/(loss) attributable to the Company by the weighted average number of outstanding ordinary shares in issue and dilutive ordinary share equivalents outstanding during the year. Dilutive ordinary share equivalents include shares issuable upon the exercise or settlement of share options and LTIP awards issued by the Company using the treasury stock method.

	Year Ended December 31,		
	2024	**2023**	**2022**
Weighted average number of outstanding ordinary shares in issue	855,351,683	849,654,296	847,143,540
Effect of share options and LTIP awards	17,477,446	19,542,052	—
Weighted average number of outstanding ordinary shares in issue and dilutive ordinary share equivalents outstanding	872,829,129	869,196,348	847,143,540
Net income/(loss) attributable to the Company (US$'000)	37,729	100,780	(360,835)
Diluted earnings/(losses) per share attributable to the Company (US$ per share)	0.04	0.12	(0.43)

For the year ended December 31, 2022, the share options and LTIP awards issued by the Company were not included in the calculation of diluted losses per share because of their anti-dilutive effect.

26. Segment Reporting

The Group's operating segments are as follows:

(i) Oncology/Immunology: focuses on discovering, developing, and commercializing targeted therapies and immunotherapies for the treatment of cancer and immunological diseases. Oncology/Immunology is further segregated into two core business areas:

(a) R&D: comprises research and development activities covering drug discovery, development, manufacturing and regulatory functions, out-licensing of in-house developed drugs, as well as administrative activities to support research and development operations; and

(b) Marketed Products: comprises the invoiced sales, marketing, manufacture and distribution of drugs developed from research and development activities including out-licensed marketed products.

(ii) Other Ventures: comprises other commercial businesses which include the sales, marketing, manufacture and distribution of other prescription drugs and healthcare products.

In general, revenue, cost of revenue and operating expenses are directly attributable, or are allocated, to each segment. The Company allocates costs and expenses that are not directly attributable to a specific segment mainly on the basis of headcount or usage, depending on the nature of the relevant costs and expenses. The Company does not allocate assets to its segments as the CODM does not evaluate the performance of segments using asset information.

The performance of the reportable segments is assessed based on segment net income/(loss) attributable to the Company.

(i) Segment information:

	Year Ended December 31, 2024					
	Oncology/Immunology					
	R&D	Marketed Products	Subtotal	Other Ventures	Unallocated	Total
			(in US$'000)			
Revenue from external customers	91,831	271,534	363,365	266,836	—	630,201
Cost of revenue	—	(92,783)	(92,783)	(256,101)	—	(348,884)
Research and development expenses	(212,109)	—	(212,109)	—	—	(212,109)
Selling expenses	—	(44,287)	(44,287)	(4,330)	—	(48,617)
Administrative expenses	(36,126)	(784)	(36,910)	(4,996)	(22,390)	(64,296)
Interest income	818	—	818	182	39,080	40,080
Interest expense	(1,825)	—	(1,825)	(653)	(394)	(2,872)
Equity in earnings of an equity investee, net of tax	—	—	—	46,469	—	46,469
Income tax (expense)/benefit	(3,475)	(841)	(4,316)	(513)	(2,363)	(7,192)
Other segment items	3,662	(176)	3,486	830	633	4,949
Net (loss)/income attributable to the Company	(157,224)	132,663	(24,561)	47,724	14,566	37,729
Depreciation/amortization	(11,331)	(762)	(12,093)	(158)	(90)	(12,341)
Additions to non — current assets (other than financial instruments and deferred tax assets)	13,442	—	13,442	2,194	1,234	16,870

	Year Ended December 31, 2023					
	Oncology/Immunology					
	R&D	Marketed Products	Subtotal	Other Ventures	Unallocated	Total
			(in US$'000)			
Revenue from external customers	364,451	164,165	528,616	309,383	—	837,999
Cost of revenue	—	(91,726)	(91,726)	(292,721)	—	(384,447)
Research and development expenses	(302,001)	—	(302,001)	—	—	(302,001)
Selling expenses	—	(45,505)	(45,505)	(7,887)	—	(53,392)
Administrative expenses	(46,134)	(1,832)	(47,966)	(5,435)	(26,383)	(79,784)
Interest income	802	—	802	455	34,888	36,145
Interest expense	(279)	—	(279)	(38)	(442)	(759)
Equity in earnings of an equity investee, net of tax	—	—	—	47,295	—	47,295
Income tax (expense)/benefit	(628)	(159)	(787)	(1,201)	(2,521)	(4,509)
Other segment items	9,293	715	10,008	421	(6,196)	4,233
Net income/(loss) attributable to the Company	25,504	25,658	51,162	50,272	(654)	100,780
Depreciation/amortization	(7,640)	—	(7,640)	(344)	(223)	(8,207)
Additions to non-current assets (other than financial instruments and deferred tax assets)	41,338	—	41,338	330	86	41,754

Year Ended December 31, 2022

	Oncology/Immunology			Other Ventures	Unallocated	Total
	R&D	Marketed Products	Subtotal			
	(in US$'000)					
Revenue from external customers	39,202	124,642	163,844	262,565	—	426,409
Cost of revenue	—	(69,192)	(69,192)	(241,911)	—	(311,103)
Research and development expenses	(386,893)	—	(386,893)	—	—	(386,893)
Selling expenses	—	(33,862)	(33,862)	(10,071)	—	(43,933)
Administrative expenses	(55,307)	(3,087)	(58,394)	(3,482)	(30,297)	(92,173)
Interest income	678	—	678	272	8,649	9,599
Interest expense	—	—	—	—	(652)	(652)
Equity in earnings of an equity investee, net of tax	5	—	5	49,748	—	49,753
Income tax (expense)/benefit	5,501	(631)	4,870	(1,345)	(3,242)	283
Other segment items	(5,965)	(503)	(6,468)	(1,172)	(4,485)	(12,125)
Net (loss)/income attributable to the Company	(402,779)	17,367	(385,412)	54,604	(30,027)	(360,835)
Depreciation/amortization	(8,060)	—	(8,060)	(299)	(305)	(8,664)
Additions to non-current assets (other than financial instruments and deferred tax assets)	48,288	—	48,288	664	21	48,973

December 31, 2024

	Oncology/Immunology			Other Ventures	Unallocated	Total
	R&D	Marketed Products	Subtotal			
	(in US$'000)					
Total assets	225,661	88,502	314,163	194,604	765,429	1,274,196
Property, plant and equipment	91,929	—	91,929	448	121	92,498
Right-of-use assets	1,845	—	1,845	1,615	1,037	4,497
Leasehold land	10,706	—	10,706	—	—	10,706
Goodwill	—	—	—	2,990	—	2,990
Investment in an equity investee	—	—	—	77,765	—	77,765
Investment in equity security	5,000	—	5,000	—	—	5,000

December 31, 2023

	Oncology/Immunology			Other Ventures	Unallocated	Total
	R&D	Marketed Products	Subtotal			
	(in US$'000)					
Total assets	202,288	63,601	265,889	163,311	850,573	1,279,773
Property, plant and equipment	98,952	—	98,952	564	211	99,727
Right-of-use assets	4,005	—	4,005	366	294	4,665
Leasehold land	11,261	—	11,261	—	—	11,261
Goodwill	—	—	—	3,064	—	3,064
Other intangible asset	—	—	—	21	—	21
Investment in an equity investee	—	—	—	48,411	—	48,411

Unallocated expenses mainly represent corporate expenses which include corporate administrative costs, corporate employee benefit expenses and the relevant share-based compensation expenses, net of interest income. Unallocated assets mainly comprise cash and cash equivalents and short-term investments.

(ii) Geographic information:

	Year Ended December 31,		
	2024	**2023**	**2022**
	(in US$'000)		
Revenue from external customers:			
PRC	452,413	484,895	426,409
US and Others	177,788	353,104	—
	630,201	837,999	426,409

	December 31,					
	2024			**2023**		
	PRC	**US and Others**	**Total**	**PRC**	**US and Others**	**Total**
	(in US$'000)					
Total assets	1,212,722	61,474	1,274,196	1,252,957	26,816	1,279,773
Property, plant and equipment	91,849	649	92,498	98,809	918	99,727
Right-of-use assets	4,086	411	4,497	4,114	551	4,665
Leasehold land	10,706	—	10,706	11,261	—	11,261
Goodwill	2,990	—	2,990	3,064	—	3,064
Other intangible asset	—	—	—	21	—	21
Investment in an equity investee	77,765	—	77,765	48,411	—	48,411
Investment in equity security	5,000	—	5,000	—	—	—

(iii) Other information:

A summary of customers which accounted for over 10% of the Group's revenue for the years ended December 31, 2024, 2023 and 2022 is as follows:

	Year Ended December 31,		
	2024	**2023**	**2022**
	(in US$'000)		
Customer A	177,789	353,104	(note)
Customer B	85,361	84,065	75,606
Customer C	(note)	(note)	51,681
Customer D	(note)	(note)	47,611

Note: Customer did not account for over 10% of the Group's revenue during the year.

Customer A, B and C are included in Oncology/Immunology and Customer D is included in Other Ventures.

27. Note to Consolidated Statements of Cash Flows

Reconciliation of net income/(loss) for the year to net cash generated from/(used in) operating activities:

	Year Ended December 31,		
	2024	**2023**	**2022**
	(in US$'000)		
Net income/(loss)	38,170	101,094	(360,386)
Adjustments to reconcile net income/(loss) to net cash generated from/(used in) operating activities			
Depreciation and amortization	12,341	8,207	8,664
Loss on disposals of property, plant and equipment	10	86	111
Impairment of property, plant and equipment	2,915	3,678	—
Provision for excess and obsolete inventories, net	645	552	293
Provision for credit losses, net	(98)	125	43
Share-based compensation expense — share options	3,069	6,184	6,736
Share-based compensation expense — LTIP	18,540	30,416	23,850
Equity in earnings of an equity investee, net of tax	(46,469)	(47,295)	(49,753)
Dividends received from SHPL	34,936	42,308	43,718
Out-licensing income from Inmagene	(5,000)	—	—
Changes in income tax balances	3,605	780	(19,174)
Changes in right-of-use assets	51	3,692	2,721
Gain from divestment of subsidiaries	—	(96)	—
Gain from divestment of other equity investee	—	(45)	—
Fair value losses on warrant	—	—	2,452
Impairment of investment in other equity investee	—	—	130
Amortization of finance costs	—	—	18
Unrealized currency translation (gain)/loss	(49)	(1,574)	13,274
Changes in operating assets and liabilities			
Accounts receivable	(38,545)	(21,336)	(14,451)
Other receivables, prepayments and deposits	(3,256)	8,624	11,922
Amounts due from related parties	228	(339)	150
Inventories	(772)	4,135	(21,213)
Accounts payable	6,194	(32,542)	29,938
Other payables, accruals and advance receipts	2,433	(4,409)	52,629
Lease liabilities	325	(1,752)	(2,701)
Deferred revenue	(25,966)	119,810	386
Other non-current assets	(1,408)	364	258
Other non-current liabilities	(1,402)	(1,409)	1,786
Total changes in operating assets and liabilities	(62,169)	71,146	58,704
Net cash generated from/(used in) operating activities	497	219,258	(268,599)

28. Litigation

From time to time, the Group may become involved in litigation relating to claims arising from the ordinary course of business. The Group believes that there are currently no claims or actions pending against the Group, the ultimate disposition of which could have a material adverse effect on the Group's financial position, results of operations or cash flows. However, litigation is subject to inherent uncertainties and the Group's view of these matters may change in the future. When an unfavorable outcome occurs, there exists the possibility of a material adverse impact on the Group's financial position, results of operations or cash flows for the periods in which the unfavorable outcome occurs, and potentially in future periods.

On May 17, 2019, Luye Pharma Hong Kong Ltd. ("Luye") issued a notice to the Group purporting to terminate a distribution agreement that granted the Group exclusive commercial rights to Seroquel in the PRC for failure to meet a pre-specified target. The Group disagrees with this assertion and believes that Luye have no basis for termination. As a result, the Group commenced legal proceedings in 2019 in order to seek damages. On October 21, 2021 (and a decision on costs and interest in December 2021), the Group was awarded an amount of RMB253.2 million (equivalent to US$34.4 million) with interest of 5.5% per annum from the date of the award until payment and recovery of costs of approximately US$2.2 million (collectively the "Award"). On June 27, 2022, Luye provided the Group a bank guarantee of up to RMB286.0 million to cover the Award amounts, pending the outcome of an application by Luye to the High Court of Hong Kong to set aside the Award and subsequent appeals. On July 26, 2022, Luye's application to set aside the Award was dismissed by the High Court with costs awarded in favor of the Group. On October 7, 2022, Luye filed a Notice of Appeal to the Court of Appeal regarding the dismissal and the notice was accepted on November 8, 2022. On June 6, 2023, an appeal hearing filed by Luye was heard by the Court of Appeal and judgment is awaited. The Court of Appeal issued a letter to the Group that judgement would be ready for handing down by the end of April 2025. The legal proceedings are ongoing and as no Award amounts have been received as at the issuance date of these consolidated financial statements, no Award amounts have been recognized and no adjustment has been made to Seroquel-related balances as at December 31, 2024. Such Seroquel-related balances include accounts receivable, accounts payable and other payables of US$1.0 million, US$0.8 million and US$1.1 million respectively.

29. Restricted Net Assets

Relevant PRC laws and regulations permit payments of dividends by the Company's subsidiaries in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Company's subsidiaries in the PRC are required to make certain appropriations of net after-tax profits or increases in net assets to the statutory surplus fund prior to payment of any dividends. In addition, registered share capital and capital reserve accounts are restricted from withdrawal in the PRC, up to the amount of net assets held in each subsidiary. As a result of these and other restrictions under PRC laws and regulations, the Company's subsidiaries in the PRC are restricted in their ability to transfer their net assets to the Group in terms of cash dividends, loans or advances, with restricted portions amounting to US$1.6 million and US$1.0 million as at December 31, 2024 and 2023 respectively, which excludes the Company's subsidiaries with a shareholders' deficit. Even though the Group currently does not require any such dividends, loans or advances from the PRC subsidiaries, for working capital and other funding purposes, the Group may in the future require additional cash resources from the Company's subsidiaries in the PRC due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends to make distributions to shareholders.

In addition, the Group has an equity investee in the PRC, where the Group's equity in undistributed earnings amounted to US$59.8 million and US$29.6 million as at December 31, 2024 and 2023 respectively. Refer to Note 11 on the SPAs to divest a portion of the equity investee.

30. Subsequent Events

The Group evaluated subsequent events through March 19, 2025, which is the date when the consolidated financial statements were issued.

31. Additional Information: Company Balance Sheets (Parent Company Only)

	Note	December 31, 2024	December 31, 2023
		(in US$'000)	
Assets			
Current assets			
Cash and cash equivalents		98	65
Other receivables, prepayments and deposits		961	1,308
Total current assets		**1,059**	**1,373**
Investments in subsidiaries		817,364	795,326
Total assets		**818,423**	**796,699**
Liabilities and shareholders' equity			
Current liabilities			
Other payables, accruals and advance receipts		58,116	65,501
Income tax payable		48	142
Total current liabilities		**58,164**	**65,643**
Other non-current liabilities		330	515
Total liabilities		**58,494**	**66,158**
Commitments and contingencies	16		
Company's shareholders' equity			
Ordinary shares; $0.10 par value; 1,500,000,000 shares authorized; 871,601,095 and 871,256,270 shares issued at December 31, 2024 and 2023 respectively	17	87,160	87,126
Additional paid-in capital		1,517,526	1,522,447
Accumulated losses		(833,172)	(870,869)
Accumulated other comprehensive loss		(11,585)	(8,163)
Total Company's shareholders' equity		**759,929**	**730,541**
Total liabilities and shareholders' equity		**818,423**	**796,699**

32. Dividends

No dividend has been declared or paid by the Company since its incorporation.

33. Directors' Remuneration

Directors' remuneration disclosed pursuant to the Listing Rules, Section 383(1)(a), (b), (c) and (f) of the Hong Kong Companies Ordinance and Part 2 of the Companies (Disclosure of Information about Benefits of Directors) Regulation, is as follows:

	Year Ended December 31, 2024	Year Ended December 31, 2023	Year Ended December 31, 2022
	(in US$'000)		
Fees:	675	615	683
Other remuneration			
Salaries, allowances and benefits in kind	1,200	1,154	1,173
Pension contributions	105	101	98
Performance related bonuses	1,795	2,008	1,587
Share-based compensation expenses (note)	3,279	2,573	2,036
	6,379	5,836	4,894
	7,054	6,451	5,577

Note: During the years ended December 31, 2024, 2023 and 2022, certain directors were granted share options and LTIP awards in respect of their services to the Group under the share option schemes and LTIP of the Company, further details of which are set out in Note 18. The share-based compensation expenses were recognized in the consolidated statements of operations during the years ended December 31, 2024, 2023 and 2022.

(i) Independent non-executive directors

The fees paid to independent non-executive directors were as follows:

	Year Ended December 31,		
	2024	**2023**	**2022**
	(in US$'000)		
Paul Carter	117	117	117
Tony Mok	116	115	103
Graeme Jack	111	111	111
Renu Bhatia (note (a))	59	—	—
Chaohong Hu (note (b))	9	—	—
Karen Ferrante (note (c))	—	37	103
	412	380	434

The share-based compensation expenses of the independent non-executive directors were as follows:

	Year Ended December 31,		
	2024	**2023**	**2022**
	(in US$'000)		
Paul Carter	32	71	139
Tony Mok	32	71	139
Graeme Jack	32	71	139
Renu Bhatia (note (a))	—	—	—
Chaohong Hu (note (b))	—	—	—
Karen Ferrante (note (c))	—	(101)	139
	96	112	556

Notes:

(a)   Appointed as an independent non-executive director on May 13, 2024.

(b)   Appointed as an independent non-executive director on November 21, 2024.

(c)   Retired as an independent non-executive director on May 12, 2023.

There were no other remunerations payable to independent non-executive directors during the years ended December 31, 2024, 2023 and 2022.

(ii) Executive directors and non-executive directors

	Year Ended December 31, 2024					
	Fees	**Salaries, allowances and benefits in kind**	**Pension contributions**	**Performance related bonuses**	**Share-based compensation**	**Total**
			(in US$'000)			
Executive directors						
Simon To (note (a))	32	—	—	—	(80)	(48)
Wei-guo Su	75	820	72	1,282	2,746	4,995
Johnny Cheng	75	380	33	513	453	1,454
	182	1,200	105	1,795	3,119	6,401
Non-executive directors						
Dan Eldar	81	—	—	—	32	113
Edith Shih	—	—	—	—	32	32
	81	—	—	—	64	145
	263	1,200	105	1,795	3,183	6,546

		Year Ended December 31, 2023				
	Fees	**Salaries, allowances and benefits in kind**	**Pension contributions**	**Performance related bonuses**	**Share-based compensation**	**Total**
			(in US$'000)			
Executive directors						
Simon To	85	—	—	—	71	156
Wei-guo Su (note (b))	75	805	71	1,500	1,659	4,110
Johnny Cheng	75	349	30	508	589	1,551
	235	1,154	101	2,008	2,319	5,817
Non-executive directors						
Dan Eldar	—	—	—	—	71	71
Edith Shih	—	—	—	—	71	71
	—	—	—	—	142	142
	235	1,154	101	2,008	2,461	5,959

		Year Ended December 31, 2022				
	Fees	**Salaries, allowances and benefits in kind**	**Pension contributions**	**Performance related bonuses**	**Share-based compensation**	**Total**
			(in US$'000)			
Executive directors						
Simon To	85	—	—	—	139	224
Wei-guo Su	75	706	64	1,127	1,650	3,622
Johnny Cheng	75	340	29	442	732	1,618
Christian Hogg (note (c))	14	127	5	18	(1,319)	(1,155)
	249	1,173	98	1,587	1,202	4,309
Non-executive directors						
Dan Eldar	—	—	—	—	139	139
Edith Shih	—	—	—	—	139	139
	—	—	—	—	278	278
	249	1,173	98	1,587	1,480	4,587

Notes:

(a)   Retired as an executive director on May 17, 2024.

(b)   In connection with share options granted in the year ended December 31, 2016 under the 2015 Share Option Scheme, Dr. Wei-guo Su was awarded retention bonuses payable when and if he exercised his options. During the year ended December 31, 2023, a retention bonus of US$5,225,000 was settled when he exercised such options, which amount is not included in the table above.

(c)   Retired as an executive director on March 4, 2022.

34. Five Highest-Paid Employees

The five highest-paid employees during the years ended December 31, 2024, 2023 and 2022 included the following number of directors and non-directors:

	Year Ended December 31,		
	2024	**2023**	**2022**
Directors	2	2	2
Non-directors	3	3	3
	5	5	5

Details of the remuneration for the years ended December 31, 2024, 2023 and 2022 of the five highest-paid employees who are non-directors (the "Non-director Individuals") were as follows:

| | Year Ended December 31, | | |
| | 2024 | 2023 | 2022 |
	(in US$'000)		
Salaries, allowances and benefits in kind	1,172	1,506	1,497
Pension contributions	9	54	51
Performance related bonuses	1,577	1,909	1,759
Share-based compensation expenses (note)	2,008	3,226	2,001
	4,766	6,695	5,308

Note: During the years ended December 31, 2024, 2023 and 2022, the non-director Individuals were granted share options and LTIP awards in respect of their services to the Group under the share option schemes and LTIP of the Company, further details of which are set out in Note 18. The share-based compensation expenses were recognized in the consolidated statements of operations during the years ended December 31, 2024, 2023 and 2022.

The number of non-director Individuals whose remuneration fell within the following bands is as follows:

| | Year Ended December 31, | | |
	2024	2023	2022
HK$8,500,000 to HK$9,000,000	1	—	—
HK$9,000,000 to HK$9,500,000	1	—	—
HK$12,000,000 to HK$12,500,000	—	1	2
HK$15,500,000 to HK$16,000,000	—	1	—
HK$16,500,000 to HK$17,000,000	—	—	1
HK$19,000,000 to HK$19,500,000	1	—	—
HK$24,000,000 to HK$24,500,000	—	1	—
	3	3	3

During the years ended December 31, 2024, 2023 and 2022, no remuneration was paid by the Group to any directors or non-director Individuals as an inducement to join the Group or as compensation for loss of office. Additionally, none of the directors or non-director Individuals have waived any remuneration during the years ended December 31, 2024, 2023 and 2022.

35. Reconciliation between US GAAP and International Financial Reporting Standards

These consolidated financial statements are prepared in accordance with US GAAP, which differ in certain respects from International Financial Reporting Standards ("IFRS"). The effects of material differences prepared under US GAAP and IFRS are as follows:

(i)   Reconciliation of consolidated statements of operations

	Year Ended December 31, 2024			
		IFRS adjustments		
	Amounts as reported under US GAAP	Lease amortization (note (a))	Tax effects of intercompany unrealized profit (note (b))	Amounts under IFRS
	(in US$'000)			
Cost of goods — third parties	(294,918)	59	—	(294,859)
Research and development expenses	(212,109)	96	—	(212,013)
Selling expenses	(48,617)	29	—	(48,588)
Administrative expenses	(64,296)	82	—	(64,214)
Total operating expenses	**(673,906)**	**266**	**—**	**(673,640)**
Interest expense	(2,872)	(219)	—	(3,091)
Other expense	(4,884)	36	—	(4,848)
Total other income/(expense)	**42,598**	**(183)**	**—**	**42,415**
Income/(loss) before income taxes and equity in earnings of an equity investee	**(1,107)**	**83**	**—**	**(1,024)**
Equity in earnings of an equity investee, net of tax	46,469	14	(57)	46,426
Net income/(loss)	**38,170**	**97**	**(57)**	**38,210**
Less: Net income attributable to non-controlling interests	(441)	(2)	—	(443)
Net income/(loss) attributable to the Company	**37,729**	**95**	**(57)**	**37,767**

	Year Ended December 31, 2023			
		IFRS adjustments		
	Amounts as reported under US GAAP	Lease amortization (note (a))	Tax effects of intercompany unrealized profit (note (b))	Amounts under IFRS
	(in US$'000)			
Cost of goods — third parties	(331,984)	66	—	(331,918)
Research and development expenses	(302,001)	106	—	(301,895)
Selling expenses	(53,392)	46	—	(53,346)
Administrative expenses	(79,784)	89	—	(79,695)
Total operating expenses	**(819,624)**	**307**	**—**	**(819,317)**
Interest expense	(759)	(281)	—	(1,040)
Other expense	(8,402)	63	—	(8,339)
Total other income/(expense)	**39,933**	**(218)**	**—**	**39,715**
Income/(loss) before income taxes and equity in earnings of an equity investee	**58,308**	**89**	**—**	**58,397**
Equity in earnings of an equity investee, net of tax	47,295	(1)	307	47,601
Net income/(loss)	**101,094**	**88**	**307**	**101,489**
Less: Net income attributable to non-controlling interests	(314)	(19)	—	(333)
Net income/(loss) attributable to the Company	**100,780**	**69**	**307**	**101,156**

	Year Ended December 31, 2022			
		IFRS adjustments		
	Amounts as reported under US GAAP	Lease amortization (note (a))	Capitalization of rights (note (c))	Amounts under IFRS
	(in US$'000)			
Cost of goods — third parties	(268,698)	57	—	(268,641)
Research and development expenses	(386,893)	31	5,000	(381,862)
Selling expenses	(43,933)	49	—	(43,884)
Administrative expenses	(92,173)	182	—	(91,991)
Total operating expenses	**(834,102)**	**319**	**5,000**	**(828,783)**
Interest expense	(652)	(322)	—	(974)
Other expense	(13,509)	12	—	(13,497)
Total other income/(expense)	**(2,729)**	**(310)**	**—**	**(3,039)**
Income/(loss) before income taxes and equity in earnings of an equity investee	**(410,422)**	**9**	**5,000**	**(405,413)**
Equity in earnings of an equity investee, net of tax	49,753	(16)	—	49,737
Net income/(loss)	**(360,386)**	**(7)**	**5,000**	**(355,393)**
Less: Net income attributable to non-controlling interests	(449)	(5)	—	(454)
Net income/(loss) attributable to the Company	**(360,835)**	**(12)**	**5,000**	**(355,847)**

(ii)   Reconciliation of consolidated balance sheets

December 31, 2024

	Amounts as reported under US GAAP	IFRS adjustments					Amounts under IFRS
		Lease amortization (note (a))	Tax effects of intercompany unrealized profit (note (b))	Capitalization of rights (note (c))	Issuance costs (note (d))	LTIP classification (note (e))	
				(in US$'000)			
Right-of-use assets	4,497	(52)	—	—	—	—	4,445
Investment in an equity investee	77,765	(22)	246	—	—	—	77,989
Other non-current assets	15,433	—	—	14,815	—	—	30,248
Total assets	**1,274,196**	**(74)**	**246**	**14,815**	**—**	**—**	**1,289,183**
Other payables, accruals and advance receipts	256,124	—	—	—	—	(493)	255,631
Total current liabilities	**376,562**	**—**	**—**	**—**	**—**	**(493)**	**376,069**
Total liabilities	**502,343**	**—**	**—**	**—**	**—**	**(493)**	**501,850**
Additional paid-in capital	1,517,526	—	—	—	(697)	493	1,517,322
Accumulated losses	(833,172)	(82)	250	16,084	697	—	(816,223)
Accumulated other comprehensive loss	(11,585)	16	(4)	(1,294)	—	—	(12,867)
Total Company's shareholders' equity	**759,929**	**(66)**	**246**	**14,790**	**—**	**493**	**775,392**
Non-controlling interests	11,924	(8)	—	25	—	—	11,941
Total shareholders' equity	**771,853**	**(74)**	**246**	**14,815**	**—**	**493**	**787,333**

December 31, 2023

	Amounts as reported under US GAAP	IFRS adjustments					Amounts under IFRS
		Lease amortization (note (a))	Tax effects of intercompany unrealized profit (note (b))	Capitalization of rights (note (c))	Issuance costs (note (d))	LTIP classification (note (e))	
				(in US$'000)			
Right-of-use assets	4,665	(137)	—	—	—	—	4,528
Investment in an equity investee	48,411	(37)	307	—	—	—	48,681
Other non-current assets	14,675	—	—	15,093	—	—	29,768
Total assets	**1,279,773**	**(174)**	**307**	**15,093**	**—**	**—**	**1,294,999**
Other payables, accruals and advance receipts	271,399	—	—	—	—	(10,502)	260,897
Total current liabilities	**403,027**	**—**	**—**	**—**	**—**	**(10,502)**	**392,525**
Total liabilities	**536,386**	**—**	**—**	**—**	**—**	**(10,502)**	**525,884**
Additional paid-in capital	1,522,447	—	—	—	(697)	10,502	1,532,252
Accumulated losses	(870,869)	(177)	307	16,084	697	—	(853,958)
Accumulated other comprehensive loss	(8,163)	14	—	(1,016)	—	—	(9,165)
Total Company's shareholders' equity	**730,541**	**(163)**	**307**	**15,068**	**—**	**10,502**	**756,255**
Non-controlling interests	12,846	(11)	—	25	—	—	12,860
Total shareholders' equity	**743,387**	**(174)**	**307**	**15,093**	**—**	**10,502**	**769,115**

Notes:

(a)   Lease amortization

Under US GAAP, for operating leases, the amortization of right-of-use assets and the interest expense element of lease liabilities are recorded together as lease expenses, which results in a straight-line recognition effect in the consolidated statements of operations.

Under IFRS, all leases are accounted for like finance leases where right-of-use assets are generally depreciated on a straight-line basis while lease liabilities are measured under the effective interest method, which results in higher expenses at the beginning of the lease term and lower expenses near the end of the lease term.

(b)   Tax effects of intercompany unrealized profit

Under US GAAP, deferred taxes for unrealized profit resulting from intercompany sales of inventory is not recognized.

Under IFRS, deferred taxes for unrealized profit resulting from an intercompany sale of inventory is recognized at the buyer's tax rate.

(c)   Capitalization of development and commercial rights

Under US GAAP, the acquired development and commercial rights do not meet the capitalization criteria as further development is needed as of the acquisition date and there is no alternative future use. Such rights are considered as IPR&D and were expensed to research and development expenses.

Under IFRS, the acquired development and commercial rights were capitalized to intangible assets. The recognition criterion is always assumed to be met as the price already reflects the probability that future economic benefits will flow to the Group.

(d)   Issuance costs

Under US GAAP and IFRS, there are differences in the criteria for capitalization of issuance costs incurred in the offering of equity securities.

(e)   LTIP classification

Under US GAAP, LTIP awards with performance conditions are classified as liability-settled awards prior to the determination date as they settle in a variable number of shares based on a determinable monetary amount, which is determined upon the actual achievement of performance targets. After the determination date, the LTIP awards are reclassified as equity-settled awards.

Under IFRS, LTIP awards are classified as equity-settled awards, both prior to and after the determination date, as they are ultimately settled in ordinary shares or the equivalent ADS of the Company instead of cash.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark one)

☐   **REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934**

OR

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

     For the fiscal year ended December 31, 2024

OR

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

     For the transition period from to

OR

☐   **SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Date of event requiring this shell company report

Commission file number 001-37710

HUTCHMED (CHINA) LIMITED

(Exact name of Registrant as specified in its charter)
N/A
(Translation of Registrant's name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

48th Floor, Cheung Kong Center
2 Queen's Road Central
Hong Kong
+852 2121 8200
(Address of principal executive offices)

Dr. Weiguo Su
Chief Executive Officer and Chief Scientific Officer
Level 18, The Metropolis Tower
10 Metropolis Drive
Hunghom, Kowloon
Hong Kong
Telephone: +852 2121 8200
Facsimile: +852 2121 8281
(Name, telephone, email and/or facsimile number and address of Company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American depositary shares, each representing five ordinary shares, par value $0.10 per share	HCM	Nasdaq Global Select Market
Ordinary shares, par value $0.10 per share*		Nasdaq Global Select Market*

*Not for trading, but only in connection with the listing of American depositary shares on the Nasdaq Global Select Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the Annual Report:
871,601,095 ordinary shares were issued and outstanding as of December 31, 2024.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☒ **Yes** ☐ **No**

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ **Yes** ☒ **No**

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ **Yes** ☐ **No**

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☒ **Yes** ☐ **No**

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of "large accelerated filer," "accelerated filer," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒   Accelerated filer ¨   Non-accelerated filer ¨   Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with US GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepare or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ☒   International Financial Reporting Standards as issued by the International Accounting Standards Board ☐   Other ☐

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17 ☐ Item 18

If this is an Annual Report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ **Yes** ☒ **No**

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ **Yes** ☐ **No**

HUTCHMED (China) Limited
Table of Contents

Introduction		3
Cautionary Statement Regarding Forward-Looking Statements		10
PART I		12
Item 1.	Identity of Directors, Senior Management and Advisers	12
Item 2.	Offer Statistics and Expected Timetable	12
Item 3.	Key Information	12
Item 4.	Information on the Company	85
Item 4A.	Unresolved Staff Comments	191
Item 5.	Operating and Financial Review and Prospects	192
Item 6.	Directors, Senior Management and Employees	219
Item 7.	Major Shareholders and Related Party Transactions	238
Item 8.	Financial Information	242
Item 9.	The Offer and Listing	243
Item 10.	Additional Information	243
Item 11.	Quantitative and Qualitative Disclosures about Market Risk	254
Item 12.	Description of Securities Other Than Equity Securities	255
PART II		258
Item 13.	Defaults, Dividend Arrearages and Delinquencies	258
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	258
Item 15.	Controls and Procedures	258
Item 16.	Reserved	259
Item 16A.	Audit Committee Financial Experts	259
Item 16B.	Code of Ethics	259
Item 16C.	Principal Accountant Fees and Services	260
Item 16D.	Exemptions from the Listing Standards for Audit Committees	260
Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	260
Item 16F.	Change in Registrant's Certifying Accountant	260
Item 16G.	Corporate Governance	261
Item 16H.	Mine Safety Disclosure	261
Item 16I.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspection	261
Item 16J.	Insider Trading Policies	261
Item 16K.	Cybersecurity	261
PART III		263
Item 17.	Financial Statements	263
Item 18.	Financial Statements	263
Item 19.	Exhibits	264
SIGNATURES		267

INTRODUCTION

This annual report on Form 20-F contains our audited consolidated statements of operations data for the years ended December 31, 2024, 2023 and 2022 and our audited consolidated balance sheet data as of December 31, 2024 and 2023. Our consolidated financial statements have been prepared in accordance with US generally accepted accounting principles ("US GAAP").

This annual report also includes audited consolidated income statement data for the years ended December 31, 2024, 2023 and 2022 and the audited consolidated statements of financial position data as of December 31, 2024 and 2023 for our non-consolidated joint venture, Shanghai Hutchison Pharmaceuticals. The financial statements of Shanghai Hutchison Pharmaceuticals have been prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standard Board ("IASB").

Unless the context requires otherwise, references herein to the "company," "HUTCHMED," "we," "us" and "our" refer to HUTCHMED (China) Limited, a holding company incorporated in the Cayman Islands, and its consolidated subsidiaries and joint ventures, some of which, as noted below, are incorporated and operate in the PRC. "HUTCHMED Holdings" refers to HUTCHMED Holdings Limited, a subsidiary of the Company and a holding company incorporated in the Cayman Islands. "HUTCHMED Limited" refers to "HUTCHMED Limited", a subsidiary of HUTCHMED Holdings which is incorporated in the PRC and through which we operate our Oncology/Immunology operations in China. Our other principal operating subsidiaries for our Oncology/Immunology operations are HUTCHMED International Corporation (incorporated in Delaware), HUTCHMED Holdings (HK) Limited (incorporated in Hong Kong) and HUTCHMED (Suzhou) Limited (incorporated and operates in the PRC). "Distribution Business" refers to Shanghai Hutchison Whampoa Pharmaceutical Sales Limited, our PRC-incorporated joint venture with Sinopharm through which we operate our principal consolidated joint venture. See Item 4. "Information on the Company—C. Organizational Structure" for a diagram illustrating our corporate structure.

Conventions Used in this Annual Report

Unless otherwise indicated, references in this annual report to:

- "1L" are to first-line;

- "2L" are to second-line;

- "3L" are to third-line;

- "AIHA" are to autoimmune haemolytic anaemia;

- "ASCO" are to the American Society of Clinical Oncology Annual Meeting;

- "ADC" are to antibody-drug conjugate;

- "ADRs" are to the American depositary receipts, which evidence our ADSs;

- "ADSs" are to our American depositary shares, each of which represents five ordinary shares;

- "AML" are to acute myeloid leukemia;

- "ASH" are to the American Society of Hematology Annual Meeting and Exposition;

- "AstraZeneca" are to AstraZeneca AB (publ);

- "BeiGene" are to BeOne Medicines Ltd.;

- "BID" are to twice daily;

- "BRAF" are to Proto-oncogene B-Raf;

- "BsAb" are to bispecific antibody;

- "BTK" are to Bruton's tyrosine kinase;

- "BTC" are to biliary tract cancer;

- "CC" are to cervical cancer;

- "China" or "PRC" refers to the People's Republic of China including Hong Kong and Macau and, only for the purpose of this annual report, excluding Taiwan; and only in the context of describing PRC rules, laws, regulations, regulatory authority, and any PRC entities or citizens under such rules, laws and regulations and other legal or tax matters in this annual report, excludes Taiwan, Hong Kong, and Macau; the legal and operational risks associated with operating in China also apply to our operations in Hong Kong;

- "CLL" are to chronic lymphocytic leukemia;

- "CK Hutchison" are to CK Hutchison Holdings Limited, a company incorporated in the Cayman Islands and listed on the Hong Kong Stock Exchange, and the ultimate parent company of our largest shareholder, Hutchison Healthcare Holdings Limited;

- "CMML" are to chronic myelomonocytic leukaemia;

- "CRC" are to colorectal cancer;

- "CSF-1R" are to the colony-stimulating factor 1 receptor;

- "DCR" are to disease control rate;

- "Distribution Business" are to Shanghai Hutchison Whampoa Pharmaceutical Sales Limited (formerly Hutchison Whampoa Sinopharm Pharmaceuticals (Shanghai) Company Limited), our PRC-incorporated joint venture with Sinopharm in which we have a 50.9% interest and through which we operate our principal consolidated joint venture;

- "DLBCL" are to diffuse large B cell lymphoma;

- "DoR" are to duration of response;

- "DLT" are to dose limiting toxicity;

- "EGFR" are to epidermal growth factor receptor;

- "EGFRm" are to epidermal growth factor receptor mutated;

- "EHA" are to the European Hematology Association Congress;

- "ELCC" are to the European Lung Cancer Congress;

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- "Eli Lilly" are to Lilly (Shanghai) Management Company Limited;

- "EMA" are to the European Medicines Agency;

- "EMC" are to endometrial cancer;

- "epNET" are to extra-pancreatic neuroendocrine tumor;

- "ERK" are to extracellular signal-regulated kinase;

- "ESCC" are to esophageal squamous cell carcinoma;

- "E.U." are to the European Union;

- "EZH2" are to enhancer of zeste homolog 2;

- "FDA" are to the U.S. Food and Drug Administration;

- "FGFR" are to fibroblast growth factor receptor;

- "FL" are to follicular lymphoma;

- "GC" are to gastric cancer;

- "H&N" are to head and neck;

- "Hain Celestial" are to The Hain Celestial Group, Inc., a Nasdaq-listed, natural and organic food and personal care products company;

- "HER2" are to human epidermal growth factor receptor 2;

- "HGF" are to hepatocyte growth factor;

- "HK$" or "HK dollar" are to the legal currency of the Hong Kong Special Administrative Region;

- "HR+" are to hormone receptor-positive;

- "HUTCHMED Science Nutrition" are to HUTCHMED Science Nutrition Limited, our previous wholly owned subsidiary which we divested in December 2023;

- "Hutchison Hain Organic" are to Hutchison Hain Organic Holdings Limited, our previous joint venture with Hain Celestial in which we had a 50% interest and divested in December 2023;

- "Hutchison Healthcare" are to Hutchison Healthcare Limited, our wholly owned subsidiary;

- "HUTCHMED Limited", our PRC-incorporated subsidiary through which we operate our Oncology/Immunology operations in China and in which we have a 99.8% interest;

- "HUTCHMED Holdings" are to HUTCHMED Holdings Limited, our subsidiary incorporated in the Cayman Islands in which we have a 99.8% interest and which is the indirect holding company of HUTCHMED Limited;

- "IDMC" are to the independent data monitoring committee;

- "IDH1 and IDH2" are to isocitrate dehydrogenase-1 and isocitrate dehydrogenase-2;

- "IHCC" are to intra-hepatic cholangiocarcinoma;

- "Inmagene" are to Inmagene Biopharmaceuticals;

- "Innovent" are to Innovent Biologics, Inc.;

- "IO" are to immuno-oncology;

- "ITP" are to immune thrombocytopenia purpura;

- "MCL" are to mantle cell lymphoma;

- "MDS" are to myelodysplastic syndromes;

- "MET" are to mesenchymal epithelial transition factor;

- "METex14" are to MET exon 14;

- "MIBC" are to muscle invasive bladder cancer;

- "MLN" are to myeloid/lymphoid neoplasm;

- "MS" are to multiple sclerosis;

- "MZL" are to marginal zone lymphoma;

- "n/a" are to data not available;

- "NDA" are to new drug application;

- "NET" are to neuroendocrine tumor;

- "NHL" are to Non-Hodgkin lymphoma;

- "NHSA" are to China National Healthcare Security Administration;

- "NMIBC" are to non-muscle invasive bladder cancer;

- "NMPA" " are to China National Medical Products Administration;

- "NRDL" are to China National Reimbursement Drug List;

- "NSCLC" are to non-small cell lung cancer;

- "OD" are to once a day;

- "ordinary shares" or "shares" are to our ordinary shares, par value $0.10 per share;

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- "ORR" are to objective response rate;

- "PDAC" are to pancreatic ductal adenocarcinoma;

- "PMDA" are to Japan Pharmaceuticals and Medical Devices Agency;

- "PFS" are to progression free survival;

- "PI3Kδ" are to phosphoinositide 3-kinase-δ;

- "pMMR" are to proficient mismatch repair;

- "pNET" are to pancreatic neuroendocrine tumor;

- "PRCC" are to papillary renal cell carcinoma;

- "r/r" are to relapsed and/or refractory;

- "RAS" are to rat sarcoma;

- "RCC" are to renal cell carcinoma;

- "RMB" or "renminbi" are to the legal currency of the PRC;

- "RP2D" are to the recommended phase 2 dose;

- "SEHK" are to The Stock Exchange of Hong Kong Limited, or the Hong Kong Stock Exchange;

- "Shanghai Hutchison Pharmaceuticals" are to Shanghai Hutchison Pharmaceuticals Limited, our non-consolidated joint venture with Shanghai Pharmaceuticals in which we have a 50% interest;

- "Shanghai Pharmaceuticals" are to Shanghai Pharmaceuticals Holding Co., Ltd., a leading pharmaceutical company in China listed on the Shanghai Stock Exchange and the Hong Kong Stock Exchange;

- "SHP2" are to Src homology-2 domain-containing tyrosine phosphatase 2;

- "Sinopharm" are to Sinopharm Group Co. Ltd., a leading distributor of pharmaceutical and healthcare products and a leading supply chain service provider in China listed on the Hong Kong Stock Exchange;

- "SLE" are to systemic lupus erythematosus;

- "SLL" are to small lymphocytic lymphoma;

- "Syk" are to spleen tyrosine kinase;

- "Takeda" are to Takeda Pharmaceuticals International AG;

- "TEAEs" are to treatment emergent adverse events;

- "TKI" are to tyrosine kinase inhibitor;

- "TGCT" are to tenosynovial giant cell tumor;

- "TN" are to triple-negative;

- "TNBC" are to triple-negative breast cancer;

- "TRAEs" are to treatment-related adverse events;

- "UC" are to urothelial cancer;

- "TTR" are to time to response;

- "U.S." or "United States" are to the United States of America;

- "VEGF" are to vascular endothelial growth factor;

- "VEGFR" are to vascular endothelial growth factor receptor;

- "wAIHA" are to warm autoimmune haemolytic anaemia.

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- "WCLC" are to the World Conference on Lung Cancer;

- "$" or "U.S. dollars" are to the legal currency of the United States of America; and

- "£" or "pound sterling" are to the legal currency of the United Kingdom.

References in this annual report to our "Oncology/Immunology" operations are to all activities related to oncology/immunology, including sales, marketing, manufacturing and research and development with respect to our drugs and drug candidates, and references to our "Other Ventures" are to all of our other businesses.

Our reporting currency is the U.S. dollar. In addition, this annual report also contains translations of certain foreign currency amounts into dollars for the convenience of the reader. Unless otherwise stated, all translations of pound sterling into U.S. dollars were made at £1.00 to $1.26, all translations of RMB into U.S. dollars were made at RMB7.36 to $1.00 and all translations of HK dollars into U.S. dollars were made at HK$7.8 to $1.00, which are the exchange rates used in our audited consolidated financial statements as of December 31, 2024. We make no representation that the pound sterling, HK dollar or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars, pounds sterling or HK dollars, as the case may be, at any particular rate or at all.

Trademarks and Service Marks

We own or have been licensed rights to trademarks, service marks and trade names for use in connection with the operation of our business, including, but not limited to, the trademarks "Hutchison", "Chi-Med", "Hutchison China MediTech", "HUTCHMED", "Elunate", "Fruzaqla", "Sulanda", "Orpathys", "Tazverik" and the logos used by HUTCHMED Limited. All other trademarks, service marks or trade names appearing in this annual report that are not identified as marks owned by us are the property of their respective owners.

Solely for convenience, the trademarks, service marks and trade names referred to in this annual report are listed without the ®, ™ and (sm) symbols, but we will assert, to the fullest extent under applicable law, our applicable rights in these trademarks, service marks and trade names.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements relate to future events or to our future financial performance and involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. The words "anticipate," "assume," "believe," "contemplate," "continue," "could," "estimate," "expect," "goal," "intend," "may," "might," "objective," "plan," "potential," "predict," "project," "positioned," "seek," "should," "target," "will," "would," or the negative of these terms or other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These forward-looking statements are based on current expectations, estimates, forecasts and projections about our business and the industry in which we operate and management's beliefs and assumptions, are not guarantees of future performance or development and involve known and unknown risks, uncertainties and other factors. These forward-looking statements include statements regarding:

- the initiation, timing, progress and results of our or our collaboration partners' pre-clinical and clinical studies, and our research and development programs;

- our or our collaboration partners' ability to advance our drug candidates into, and/or successfully complete, clinical studies;

- the timing of regulatory filings and the likelihood of favorable regulatory outcomes and approvals;

- regulatory developments in China, the United States and other countries;

- the ability of our or our collaboration partners' drug sales team to effectively develop and execute promotional and marketing activities to support the marketing and sales of our approved drug candidates;

- the timing, progress and results of our or our collaboration partners' commercial launches, the rate and degree of market acceptance and potential market for any of our approved drug candidates;

- the pricing and reimbursement of our and our joint ventures' products and our approved drug candidates;

- our ability to contract on commercially reasonable terms with contract research organizations ("CROs"), third - party suppliers and manufacturers;

- the scope of protection we are able to establish and maintain for intellectual property rights covering our or our joint ventures' products and our drug candidates;

- the ability of third parties with whom we contract to successfully conduct, supervise and monitor clinical studies for our drug candidates;

- estimates of our expenses, future revenue, capital requirements and our needs for additional financing;

- our ability to obtain additional funding for our operations;

- the potential benefits of our collaborations and our ability to enter into future collaboration arrangements;

- the ability and willingness of our collaborators to actively pursue development activities under our collaboration agreements;

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- our receipt of milestone or royalty payments, service payments and manufacturing costs pursuant to our strategic alliances with AstraZeneca, Eli Lilly, Takeda and Inmagene;

- our financial performance;

- our ability to attract and retain key scientific and management personnel;

- our relationship with our joint venture and collaboration partners;

- developments relating to our competitors and our industry, including competing drug products;

- changes in our tax status or the tax laws in the jurisdictions that we operate; and

- developments in our business strategies and business plans.

Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. As a result, any or all of our forward-looking statements in this annual report may turn out to be inaccurate. We have included important factors in the cautionary statements included in this annual report on Form 20-F, particularly in the section of this annual report on Form 20-F titled "Risk Factors," that we believe could cause actual results or events to differ materially from the forward-looking statements that we make. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Moreover, we operate in a highly competitive and rapidly changing environment in which new risks often emerge. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make.

You should read this annual report and the documents that we reference herein and have filed as exhibits hereto completely and with the understanding that our actual future results may be materially different from what we expect. The forward-looking statements contained herein are made as of the date of the filing of this annual report, and we do not assume any obligation to update any forward-looking statements except as required by applicable law.

In addition, this annual report contains statistical data and estimates that we have obtained from industry publications and reports generated by third-party market research firms. Although we believe that the publications, reports and surveys are reliable, we have not independently verified the data and cannot guarantee the accuracy or completeness of such data. You are cautioned not to give undue weight to this data. Such data involves risks and uncertainties and are subject to change based on various factors, including those discussed above.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Reserved.

B. Capitalization and Indebtedness.

Not applicable.

C. Reasons for the Offer and Use of Proceeds.

Not applicable.

D. Risk Factors.

HUTCHMED (China) Limited is a Cayman Islands holding company which conducts its operations in China through its PRC subsidiaries (our corporate group does not utilize any variable interest entities). We face various legal and operational risks and uncertainties as a company with substantial operations in China. The PRC government has significant authority to exert influence on the ability of a company with substantial operations in China, like us, to conduct its business, accept foreign investments or be listed on a U.S. stock exchange. For example, we face risks associated with PRC regulatory approvals of offshore offerings, anti-monopoly regulatory actions, cybersecurity, data privacy and from U.S. regulators if there is a lack of inspection from the U.S. Public Company Accounting Oversight Board ("PCAOB"), on our auditors, which is further discussed below under "—Holding Foreign Companies Accountable Act" and in various risk factors in this section. The PRC government may also intervene with or influence our operations as the government deems appropriate to further regulatory, political and societal goals. The PRC government publishes from time to time new policies that can significantly affect our industry and we cannot rule out the possibility that it will in the future further release regulations or policies regarding our industry that could adversely affect our business, financial condition and results of operations. Any such action, once taken by the PRC government, could cause the value of our ADSs and ordinary shares to significantly decline or in extreme cases, become worthless.

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Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act ("HFCAA"), if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or the ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. Whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong in the future is subject to uncertainty and depends on a number of factors out of our, and our auditor's, control, including the uncertainties surrounding the relationship between China and the United States. If PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we continue to use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. See Item 3.D. "Risk Factors—Risks Relating to Our ADSs—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections." and Item 3.D. " Risk Factors—Risks Relating to Our ADSs—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment."

Permissions, Approvals, Licenses and Permits Required from the PRC Authorities for Our Operations and for the Offering of Our Securities

We conduct our business primarily through our subsidiaries and joint ventures in China. Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, we and our non-consolidated joint venture, Shanghai Hutchison Pharmaceuticals, have obtained the requisite permissions, approvals, licenses and permits from the PRC government authorities that are material for the business operations of our subsidiaries and our joint ventures in China, including, among others, pharmaceutical manufacturing permits, business licenses, drug registration certificates and pharmaceutical distribution permits and no such material permission or approval has been denied. For a detailed discussion on the licenses and permits we and our non-consolidated joint venture are required to obtain as a pharmaceutical company operating in China, see Item 4.B. "Business Overview—Certificates and Permits", "Business Overview—Regulations—Government Regulation of Pharmaceutical Product Development and Approval," "Business Overview—Regulations—Coverage and Reimbursement" and "Business Overview—Regulations—Other Healthcare Laws." Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional requisite permissions, approvals, licenses, permits and filings for the operation of our business in the future. See also "Risks Relating to Sales of Our Internally Developed Drugs and Other Drugs—Pharmaceutical companies in China are required to comply with extensive regulations and hold a number of permits and licenses to carry on their business. Our and our joint ventures' ability to obtain and maintain these regulatory approvals is uncertain, and future government regulation may impose additional burdens on our operations."

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Furthermore, the PRC government has indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. For example, the CSRC published the Trial Measures and Listing Guidelines (defined below) on February 17, 2023, which became effective on March 31, 2023, designed to regulate overseas securities offerings by PRC domestic companies. There remains significant uncertainty as to the interpretation and implementation of regulatory requirements related to overseas securities offerings and other capital markets activities. As of the date of this annual report, in connection with our historical issuance of securities to foreign investors, we are not aware of any currently effective PRC laws, regulations and regulatory rules that would require us or our non-consolidated joint venture to obtain permissions from the China Securities Regulatory Commission (the "CSRC"), and we have not received any formal notice from any PRC authority indicating that we should apply for such permission or are subject to cybersecurity review or security assessment. If (i) we mistakenly conclude that certain regulatory filings, permissions and approvals are not required or (ii) applicable laws, regulations, or interpretations change and (iii) we are required to obtain such filings, permissions or approvals in the future, but fail to receive or maintain such filings, permissions or approvals, we may face sanctions by the CSRC, the Cyberspace Administration of China (the "CAC") or other PRC regulatory agencies. In addition, rules and regulations in China can change with little advance notice. These regulatory agencies may impose fines and penalties on our operations in China, limit our operations in China, limit our ability to pay dividends outside of China, limit our ability to list on stock exchanges outside of China or offer our securities to foreign investors or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of our securities. Our non-consolidated joint venture faces the same risks as well. See also "Other Risks and Risks Relating to Doing Business in China—The PRC government exerts substantial influence over the manner in which we conduct our business activities. Its oversight and discretion over our business could result in a material adverse change in our operations and the value of our ordinary shares and ADSs. Changes in laws, regulations and policies in China and uncertainties with respect to the PRC legal system could materially and adversely affect us." and "—The PRC government has increasingly strengthened oversight in offerings conducted overseas or on foreign investment in China-based issuers, which could result in a material change in our operations and our ordinary shares and ADSs could decline in value or become worthless."

Cash Flows Through Our Organization

HUTCHMED (China) Limited is a Cayman Islands incorporated holding company with no material operations of its own. We conduct our operations primarily in China through our PRC subsidiaries and non-consolidated joint venture, collectively referred to as the Onshore Entities below. HUTCHMED (China) Limited has an indirect equity ownership interest in all Onshore Entities through offshore Hong Kong-incorporated holding companies, and it has received funding through various capital markets transactions. We also fund our operations through cash flows generated and dividend payments from our Oncology/Immunology and Other Ventures operations (substantially all of which have been generated in China), service and milestone and upfront payments from our collaboration partners to our PRC subsidiaries, and bank loans to our subsidiaries.

We utilize a portion of our funds outside of China to support the operations of our subsidiaries in China through capital contributions and/or shareholder loans, which are the only methods by which we can fund our subsidiaries under PRC laws and regulations. Such capital contributions and shareholder loans are subject to the satisfaction of applicable government registration and approval requirements in China and limitations on the amount of shareholder loans relative to the amount of total capital contributions. If such subsidiaries generate sufficient income, they may repay shareholder loans or distribute retained earnings through cash dividends as determined by their respective board of directors. Our PRC subsidiaries are permitted to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Furthermore, our PRC subsidiaries are required to make appropriations to certain statutory reserve funds or may make appropriations to certain discretionary funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies. The amount of any repayment of shareholder loans or dividend payments can be distributed to our various offshore subsidiaries through our offshore Hong Kong-incorporated holding companies. For more information, see Item 3.D. "Risk Factors—Other Risks and Risks Relating to Doing Business in China—Restrictions on currency exchange may limit our ability to receive and use our revenue effectively." and Item 4.B. "Business Overview—Regulations—PRC Regulation of Foreign Currency Exchange, Offshore Investment and State-Owned Assets—Regulation on Investment in Foreign invested Enterprises." Our joint venture in China does not require intra-group funding as it has been profitable. Service and milestone and upfront payments from our collaboration partners are received directly by our PRC subsidiaries and reinvested into their operations.

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For the year ended December 31, 2024, no fund was provided by HUTCHMED to its PRC subsidiaries. For the years ended December 31, 2023 and 2022, HUTCHMED provided funds to its PRC subsidiaries of $20.0 million and $310.0 million, respectively, of which $20.0 million and $100.0 million, respectively, were in the form of capital contributions and nil and $210.0 million, respectively, were in the form of shareholder loans. Additionally, during the years ended December 31, 2024, 2023 and 2022, shareholder loans of approximately $1.5 million, $2.6 million and $3.4 million were repaid by a PRC subsidiary, respectively. There were no transfers of assets other than transfers of cash to/from PRC subsidiaries in 2024, 2023 and 2022.

For the years ended December 31, 2024, 2023 and 2022, the Hong Kong immediate holding company of our onshore non-consolidated joint venture, Shanghai Hutchison Pharmaceuticals, received dividends totaling approximately $34.9 million, $42.3 million and $43.7 million, respectively. These dividends were subject to a 5% withholding tax upon distribution from Shanghai Hutchison Pharmaceuticals to its Hong Kong immediate holding company.

HUTCHMED also conducts operations outside of China through subsidiaries in the U.S. and E.U. Such subsidiaries in the U.S. and E.U. have entered into service agreements with our PRC subsidiaries pursuant to which cash is transferred by our PRC subsidiaries to them to support their operations via the settlement of service invoices based on actual activities.

We have comprehensive cash management policies in place, including specific policies with respect to fund transfers through our organization. Our management regularly monitors the liquidity position and funding requirements of our subsidiaries and joint venture. When funding is required by our operations in China, a thorough assessment is performed on the purpose of the funding (*e.g.*, R&D investment, capital expenditures, etc.), the amount of funding and the form of injection (i.e., shareholder loans or capital contributions). Conversely, when a dividend distribution is to be made by an onshore joint venture, a similar assessment is performed on the cash flow forecast, sufficiency of funds and related factors. All necessary approvals are obtained at the chairman and chief executive officer levels and the board of directors for the relevant entities prior to any transfer. All such transfers and distributions are reviewed and approved by the relevant authorities where necessary, including the State Administration of Foreign Exchange ("SAFE"), and the State Administration for Market Regulations ("SAMR"). Our cash management policies and procedures also govern the management of any funds that are not yet required by our operations. Such funds are retained by our subsidiaries outside of China mainly in the form of short-term investments, such as time deposits with major banks in Hong Kong.

We have never declared or paid dividends on our ordinary shares. There have been no transfers, dividends or distributions made to U.S. investors to date. We currently expect to retain all future earnings for use in the operation and expansion of our business and do not have any present plan to pay any dividends. The declaration and payment of any dividends in the future will be determined by our board of directors in its discretion, and will depend on a number of factors, including our earnings, capital requirements, overall financial condition, and contractual restrictions. See Item 8. "Financial Information—A.8 Dividend Policy" and Item 3.D. "Risk Factors—Risks Relating to Our ADSs—We do not currently intend to pay dividends on our securities, and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of the ADSs."

You should carefully consider all of the information in this annual report before making an investment in the ADSs. Below please find a summary of the principal risks and uncertainties we face, organized under relevant headings. In particular, as we are a China-based company incorporated in the Cayman Islands, you should pay special attention to subsections headed "Item 3. Key Information-3.D. Risk Factors-Other Risks and Risks Related to Doing Business in China."

The following summarizes some, but not all, of the risks provided below. Please carefully consider all of the information discussed in this Item 3.D. "Risk Factors" in this annual report for a more thorough description of these and other risks.

Risks Relating to Our Financial Position and Need for Capital

- Risks relating to our need for additional funding

- Risks relating to our existing and future indebtedness

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Risks Relating to Our Oncology/Immunology Operations and Development of Our Drug Candidates

- Risks relating to our approach to the discovery and development of drug candidates and the lengthy, expensive and uncertain clinical development process

- Risks relating to expediting regulatory review, obtaining and maintaining regulatory approval and ongoing regulatory review for our drug candidates

- Risks relating to the commercialization of our drug candidates

- Risks relating to undesirable side effects of our drug candidates

- Risks relating to competition in discovering, developing and commercializing drugs

- Risks relating to our collaboration partners with respect to clinical trials, marketing and distribution

- Risks relating to our international operations

Risks Relating to Sales of Our Internally Developed Drugs and Other Drugs

- Risks relating to obtaining and maintaining permits and licenses for our and our joint ventures' pharmaceutical operations in China

- Risks relating to leveraging our Other Ventures' prescription drug business to commercialize our internally developed drug candidates

- Risks relating to competition in selling our approved, internally developed drugs and drugs of our Other Ventures

- Risks relating to maintaining and enhancing the brand recognition of our drugs

- Risks relating to the availability of reimbursement of our drugs, the lack of which could diminish our sales or profitability

- Risks relating to counterfeit products in China

- Risks relating to rapid changes in the pharmaceutical industry rendering our products obsolete

- Risks relating to cultivating or sourcing raw materials

- Risks relating to adverse publicity of us, our collaboration partners, our joint ventures or our products

Risks Relating to Our Dependence on Third Parties

- Risks relating to disagreements with current or future collaboration partners which we rely on for certain drug development activities including the conducting of clinical trials, manufacturing and commercialization of our medicines

- Risks relating to relying on third party suppliers for the active pharmaceutical ingredients in our drug candidate and drug products

- Risks relating to our collaboration partners or our CROs' failure to comply with regulatory requirements pertaining to clinical trials

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- Risks relating to our collaboration partners, principal investigators, CROs and other third-party contractors and consultants engaging in misconduct or other improper activities

- Risks relating to relying on distributors for logistics and distributions services

- Risks relating to the availability of benefits currently enjoyed by virtue of our association with CK Hutchison

Other Risks and Risks Relating to Doing Business in China

- Risks relating to compliance with privacy and cybersecurity laws, information security policies and contractual obligations related to data privacy and security and any information technology or data security failures

- Risks relating to product liability claims or lawsuits

- Risks relating to liabilities under anti-corruption laws, environmental, health and safety laws and laws relating to equity incentive plans

- Risks relating to changes in laws, regulations and policies in China and uncertainties with respect to the PRC legal system, China's currency exchange limits and PRC government tax incentives or treatment

Risks Relating to Intellectual Property

- Risks relating to our, our joint ventures and our collaboration partners' abilities to protect and enforce intellectual property rights and maintain confidentiality of trade secrets

- Risks relating to infringing upon third parties' intellectual property rights

Risks Relating to Our ADSs

- Risks relating to being delisted from the Nasdaq if the PCAOB is unable to inspect or investigate completely auditors located in China in the future

- Risks relating to our largest shareholder which may limit the ability of other shareholders to influence corporate matters

You should carefully consider the following risk factors in addition to the other information set forth in this annual report. If any of the following risks were actually to occur, our company's business, financial condition and results of operations prospects could be adversely affected and the value of our ADSs would likely suffer.

Risks Relating to Our Financial Position and Need for Capital

We may need substantial additional funding for our product development programs and commercialization efforts. If we are unable to raise capital on acceptable terms when needed, we could incur losses and be forced to delay, reduce or eliminate such efforts.

We expect to incur significant expenses in connection with our ongoing activities, particularly as we or our collaboration partners advance the clinical development of our clinical drug candidates which are currently in active or completed clinical studies in various countries. We will incur significant expenses as we continue research and development and initiate additional clinical trials of, and seek regulatory approval for, these and other future drug candidates. In addition, we have incurred and expect to continue to incur significant commercialization expenses related to product manufacturing, marketing, sales and distribution in China for surufatinib (marketed as Sulanda), our unpartnered drug product approved in China in December 2020, and any of our other unpartnered drug candidates that may be approved in the future. For example, the costs that may be required for the manufacture of any drug candidate that receives regulatory approval may be substantial as we may have to modify or increase the production capacity at our current manufacturing facilities or contract with third-party manufacturers. We may also incur expenses as we create additional infrastructure to support the research and development, commercialization and manufacturing of our drug products and candidates.

As a result, we have experienced negative cash flows from operations in the past. Our net cash used in operating activities was $268.6 million in 2022. Even though we generated net cash of $219.3 million and $0.5 million from our operating activities in 2023 and 2024 respectively, this may not continue in the future as it depends on a variety of factors, including but not limited to:

- the number and development requirements of the drug candidates we pursue;

- the scope, progress, timing, results and costs of researching and developing our drug candidates, and conducting pre-clinical and clinical trials;

- the cost, timing and outcome of regulatory review of our drug candidates;

- the cost and timing of commercialization activities, including product manufacturing, marketing, sales and distribution, for our drug candidates for which we have received regulatory approval;

- the amount and timing of any upfront milestone or royalty payments, service payments and reimbursement of manufacturing costs from our collaboration partners, with whom we cooperate with respect to the development and potential commercialization of certain of our drug candidates;

- the cash received from commercial sales of drug candidates for which we have received regulatory approval;

- our ability to establish and maintain strategic partnerships, collaboration, licensing or other arrangements and the financial terms of such agreements; and

- the cost, timing and outcome of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending any intellectual property-related claims.

Accordingly, we may need to obtain substantial funding in connection with our continuing operations through public or private equity offerings, debt financings, collaborations or licensing arrangements or other sources. If we are unable to raise capital when needed or on attractive terms to supplement the cash generated from operating activities to support our operations, we could incur losses and be forced to delay, reduce or eliminate our research and development programs or any future commercialization efforts.

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Raising capital may dilute our shareholders, restrict our operations or require us to relinquish rights to technologies or drug candidates.

We expect to finance our cash needs in part through cash flow from our operations, and we may also rely on raising capital through a combination of public or private equity offerings, debt financings and/or license and development agreements with collaboration partners. In addition, we may seek capital due to favorable market conditions or strategic considerations, even if we believe we have sufficient funds for our current or future operating plans. To the extent that we raise capital through the sale of equity or convertible debt securities (including potential further listings on other stock exchanges), the ownership interest of our shareholders may be materially diluted, and the terms of such securities could include liquidation or other preferences that adversely affect the rights of our existing shareholders. Debt financing and preferred equity financing, if available, may involve agreements that include restrictive covenants that limit our ability to take specified actions, such as incurring additional debt, making capital expenditures or declaring dividends. Additional debt financing would also result in increased fixed payment obligations.

In addition, if we raise funds through collaborations, strategic partnerships or marketing, distribution or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or drug candidates or grant licenses on terms that may not be favorable to us. We may also lose control of the development of drug candidates, such as the pace and scope of clinical trials, as a result of such third-party arrangements. If we are unable to raise funds through equity or debt financings when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market drug candidates that we would otherwise prefer to develop and market ourselves.

Our existing and any future indebtedness could adversely affect our ability to operate our business.

Our outstanding indebtedness combined with current and future financial obligations and contractual commitments, including any additional indebtedness beyond our current loan facilities could have significant adverse consequences, including:

- requiring us to dedicate a portion of our cash resources to the payment of interest and principal, and prepayment and repayment fees and penalties, thereby reducing money available to fund working capital, capital expenditures, product development and other general corporate purposes;

- increasing our vulnerability to adverse changes in general economic, industry and market conditions;

- subjecting us to restrictive covenants that may reduce our ability to take certain corporate actions or obtain further debt or equity financing;

- limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we compete; and

- placing us at a competitive disadvantage compared to our competitors that have less debt or better debt servicing options.

We intend to satisfy our current and future debt service obligations with our existing cash and cash equivalents and short-term investments. Nevertheless, we may not have sufficient funds, and may be unable to arrange for financing, to pay the amounts due under our existing debt. Failure to make payments or comply with other covenants under our existing debt instruments could result in an event of default and acceleration of amounts due.

We have historically incurred significant net operating cash outflows, and may continue to experience net cash outflow from operating activities.

Investment in biopharmaceutical drug development is highly speculative. It entails substantial upfront expenditures and significant risk that a drug candidate might fail to gain regulatory approval or become commercially viable. Therefore, we expect to continue to incur significant expenses related to our ongoing operations, particularly research and development expenses, for the foreseeable future as we expand our development of, and seek regulatory approvals for, our drug candidates. We have historically generated net cash outflows from operations in 2022. Although our net cash from operations turned positive in 2023 and 2024, there is no guarantee that we will be able to continue to do so in the future as our operating cash flows depend on a number of variables that we may not be able to accurately predict or fully control, including the number and scope of our drug development programs and the associated cost of those programs, the cost of commercializing any approved products, our ability to generate revenue and the timing and amount of milestones and other payments we make or receive through arrangements with third parties. Our failure to generate positive cash flow from operations may adversely affect our ability to raise capital, maintain our research and development efforts, expand our business or continue our operations.

We face risks with our short-term investments and in collecting our accounts receivables.

Our short-term investments are bank deposits with maturities of more than three months but less than one year. Our short-term investments were $602.7 million and $682.1 million as of December 31, 2023 and 2024, respectively, and are placed with major financial institutions. These investments may earn yields substantially lower than expected. Failure to realize the benefits we expected from these investments may materially and adversely affect our business and financial results. To date, we have experienced no loss or lack of access to our invested cash or cash equivalents; however, we can provide no assurance that access to our invested cash and cash equivalents will not be impacted by adverse conditions in the financial and credit markets.

Our accounts receivable balance, net of allowance for credit losses, totaled $116.9 million and $155.5 million as of December 31, 2023 and 2024, respectively. We have policies and procedures in place to ensure that sales are made to customers with an appropriate credit history. We perform periodic credit evaluations of our customers and monitor risk factors and forward-looking information, such as country risk, when determining credit limits for customers. However, there can be no assurance such policies and procedures will effectively limit our credit risk and enable us to avoid losses, which could adversely affect our financial condition and results of operations. In addition, amounts due to us are not covered by collateral or credit insurance. If we fail to collect all or part of such accounts receivable in a timely manner, or at all, our financial condition may be materially and adversely affected.

Risks Relating to Our Oncology/Immunology Operations and Development of Our Drug Candidates

Our Oncology/Immunology operations historically operated at a net loss, and our future profitability is dependent on the performance of our Oncology/Immunology operations which rely on the successful commercialization of our drug candidates.

To date, savolitinib, fruquintinib and surufatinib (marketed as Orpathys, Elunate and Sulanda, respectively in China and in the U.S. for fruquintinib as Fruzaqla) are our only internally developed drug candidates that have been approved for sale. We do not expect our Oncology/Immunology operations to be significantly profitable unless and until we consistently generate substantial revenue from them and can successfully commercialize our other drug products.

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Successful commercialization of our drug candidates is subject to many risks. Savolitinib is marketed as Orpathys in collaboration with our partner, AstraZeneca. We have partnered with Eli Lilly and Takeda on the commercialization of fruquintinib. Surufatinib is marketed by us as Sulanda without the support of a collaboration partner. Savolitinib, fruquintinib and surufatinib are the first innovative oncology drugs we, as an organization, have commercialized, and there is no guarantee that we or our collaboration partners will be able to successfully commercialize them or any of our other drug candidates for their approved indications. There are numerous examples of failures to meet expectations of market potential, including by pharmaceutical companies with more experience and resources than us. There are many factors that could cause the commercialization of savolitinib, fruquintinib and surufatinib or our other drug products to be unsuccessful, including a number of factors that are outside our control. In the case of fruquintinib, for example, the 3L metastatic colorectal cancer ("mCRC"), patient population in China may be smaller than we estimate or physicians may be unwilling to prescribe, or patients may be unwilling to take, fruquintinib for a variety of reasons. Additionally, any negative development for fruquintinib, surufatinib or savolitinib in clinical development in additional indications, or in regulatory processes in other jurisdictions, may adversely impact the commercial results and potential of savolitinib, fruquintinib and surufatinib in China and globally. For example, in April 2022, the FDA issued a Complete Response Letter regarding the NDA for surufatinib for the treatment of non-pancreatic NETs and pNETs and determined that the data package submitted did not support an approval in the U.S. at the time. We subsequently withdrew our submissions to the FDA and the EMA for surufatinib. Thus, significant uncertainty remains regarding the commercial potential of savolitinib, fruquintinib and surufatinib.

Although our operations were profitable in 2024, we may not continue to achieve profitability based on the revenue to be generated from savolitinib, fruquintinib and surufatinib and/or our other drug candidates, if ever. If the commercialization of savolitinib, fruquintinib, surufatinib and/or our other drug candidates is unsuccessful or perceived as disappointing, our stock price could decline significantly and the long-term success of the product and our company could be harmed.

All of our drug candidates are still in development. If we are unable to obtain regulatory approval and ultimately commercialize our drug candidates, or if we experience significant delays in doing so, our business will be materially harmed.

All of our drug candidates are still in development, including those that have already received approval for the treatment of certain indications in China and United States. Although we may receive payments from our collaboration partners, including upfront payments and payments for achieving development, regulatory or commercial milestones, for certain of our drug candidates, our ability to generate significant revenue from our drug candidates is dependent on their receipt of additional regulatory approval and successful commercialization, which may never occur. Each of our drug candidates in development will require additional pre-clinical and/or clinical trials, regulatory approval in multiple jurisdictions, and substantial investment in manufacturing and significant efforts before we generate significant revenue from product sales. The success of our drug candidates will depend on several factors, including the following:

- successful completion of additional pre-clinical and/or clinical trials;

- successful enrollment in, and completion of, additional clinical trials;

- receipt of additional regulatory approvals from applicable regulatory authorities for planned clinical trials, future clinical trials, drug registrations or post-approval trials;

- successful completion of all studies required to obtain regulatory approval and/or fulfillment of post-approval requirements in the United States, China, Europe, Japan and other jurisdictions for our drug candidates;

- adapting our commercial manufacturing capabilities to the specifications for our drug candidates for clinical supply and commercial manufacturing;

- obtaining and maintaining patent and trade secret protection or regulatory exclusivity for our drug candidates;

- launching commercial sales of our drug candidates, if and when approved, whether alone or in collaboration with others;

- acceptance of the drug candidates, if and when approved, by patients, the medical community and third-party payors;

- effectively competing with other therapies;

- obtaining and maintaining healthcare coverage and adequate reimbursement;

- enforcing and defending intellectual property rights and claims; and

- maintaining a continued acceptable safety profile of the drug candidates following approval.

If we do not achieve one or more of these factors in a timely manner or at all, we could experience significant delays or an inability to successfully commercialize our drug candidates, which would materially harm our business.

Our primary approach to the discovery and development of drug candidates focuses on the inhibition of kinases, some of which are unproven.

A primary focus of our research and development efforts is on identifying kinase targets for which drug compounds previously developed by others affecting those targets have been unsuccessful due to limited selectivity, off-target toxicity and other problems. We then work to engineer drug candidates which have the potential to have superior efficacy, safety and other features as compared to such prior drug compounds. We also focus on developing drug compounds with the potential to be global best-in-class/next-generation therapies for validated kinase targets.

Even if we are able to develop compounds that successfully target the relevant kinases in pre-clinical studies, we may not succeed in demonstrating safety and efficacy of the drug candidates in clinical trials. Even if we are able to demonstrate safety and efficacy of compounds in certain indications in certain jurisdictions, we may not succeed in demonstrating the same in other indications or in the same indications in other jurisdictions. As a result, our efforts may not result in the discovery or development of drugs that are commercially viable or superior to existing drugs or other therapies on the market. While the results of pre-clinical studies, early-stage clinical trials as well as clinical trials in certain indications have suggested that certain of our drug candidates may successfully inhibit kinases and may have significant utility in several cancer indications, potentially in combination with other cancer drugs, chemotherapy and immunotherapies, we have not yet demonstrated efficacy and safety for many of our drug candidates in later stage clinical trials.

We may expend our limited resources to pursue a particular drug candidate or indication and fail to capitalize on drug candidates or indications that may be more profitable or for which there is a greater likelihood of success.

Because we have limited financial and managerial resources, we must limit our research programs to specific drug candidates that we identify for specific indications. As a result, we may forego or delay pursuit of opportunities with other drug candidates or for other indications that later prove to have greater commercial potential. Our resource allocation decisions may cause us to fail to capitalize on viable commercial drugs or profitable market opportunities. In addition, if we do not accurately evaluate the commercial potential or target market for a particular drug candidate, we may relinquish valuable rights to that drug candidate through collaboration, licensing or other royalty arrangements when it would have been more advantageous for us to retain sole development and commercialization rights to such drug candidate.

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We may expend our limited resources to develop technology platforms that do not turn out to be successful.

A part of our research and development efforts is to develop in-house technology platforms to facilitate the discovery and development of drug candidates. There can be no assurance that the development of such technology platforms will be successful. For example, we have designed a next-generation in-house platform to develop antibody-targeted therapy conjugates ("ATTCs"), a type of small molecule targeted therapeutics that combine antibodies with targeted therapeutics instead of cytotoxins, thereby offering dual mechanisms for addressing a target. It is uncertain whether the benefits of ATTCs shown in preclinical studies can be achieved in clinical trials of ATTC drug candidates, which are expected to initiate in late 2025.

The regulatory approval processes of FDA, NMPA, EMA, PDMA and comparable authorities in other countries are lengthy, time consuming and inherently unpredictable, and if we are ultimately unable to obtain regulatory approval for our drug candidates, our ability to generate revenue will be materially impaired.

Our drug candidates and the activities associated with their development and commercialization, including their design, testing, manufacture, safety, efficacy, recordkeeping, labeling, storage, approval, advertising, promotion, sale, distribution, import and export, are subject to comprehensive regulation by the FDA, NMPA, EMA, PDMA and other regulatory agencies in the United States, China, Europe, Japan and by comparable regulatory authorities in other countries. Securing regulatory approval requires the submission of extensive pre-clinical and clinical data and supporting information to the various regulatory authorities for each therapeutic indication to establish the drug candidate's safety and efficacy. Securing regulatory approval also requires the submission of information about the drug manufacturing process to, and inspection of manufacturing facilities by, the relevant regulatory authority. Our drug candidates may not be effective, may be only moderately effective or may prove to have undesirable or unintended side effects, toxicities or other characteristics that may preclude our obtaining regulatory approval or prevent or limit commercial use.

The process of obtaining regulatory approvals in the United States, China, Europe, Japan and other countries is expensive, may take many years if additional clinical trials are required, if approval is obtained at all, and can vary substantially based upon a variety of factors, including the type, complexity and novelty of the drug candidates involved. Changes in regulatory approval policies during the development period, changes in or the enactment of additional statutes or regulations, or changes in regulatory review for each submitted NDA, pre-market approval or equivalent application types, may cause delays in the approval or rejection of an application. The FDA, NMPA, EMA, PDMA and comparable regulatory authorities in other countries have substantial discretion in the approval process and may refuse to accept any application or may decide that our data are insufficient for approval and require additional pre-clinical, clinical or other studies. Our drug candidates could be delayed in receiving, or fail to receive, regulatory approval for many reasons, including the following:

- the FDA, NMPA, EMA, PDMA or comparable regulatory authorities may disagree with the number, design, size, conduct or implementation of our clinical trials;

- we may be unable to demonstrate to the satisfaction of the FDA, NMPA, EMA, PDMA or comparable regulatory authorities that a drug candidate is safe and effective for its proposed indication;

- the results of clinical trials may not meet the level of statistical significance required by the FDA, NMPA, EMA, PDMA or comparable regulatory authorities for approval;

- we may be unable to demonstrate that a drug candidate's clinical and other benefits outweigh its safety risks;

- the FDA, NMPA, EMA, PDMA or comparable regulatory authorities may disagree with our interpretation of data from pre-clinical studies or clinical trials;

- the data collected from clinical trials of our drug candidates may not be sufficient to support the submission of an NDA or other submission or to obtain regulatory approval in the United States or elsewhere;

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- the FDA, NMPA, EMA, PDMA or comparable regulatory authorities may fail to approve the manufacturing processes for our clinical and commercial supplies;

- the approval policies or regulations of the FDA, NMPA, EMA, PDMA or comparable regulatory authorities may significantly change in a manner rendering our clinical data insufficient for approval;

- the FDA, NMPA, EMA, PDMA or comparable regulatory authority may prioritize treatments for emerging health crises, such as COVID-19, resulting in delays for our drug candidates;

- the FDA, NMPA, EMA, PDMA or comparable regulatory authorities may restrict the use of our products to a narrow population; and

- our collaboration partners or CROs that are retained to conduct the clinical trials of our drug candidates may take actions that materially and adversely impact the clinical trials.

In addition, even if we were to obtain approval, regulatory authorities may approve any of our drug candidates for fewer or more limited indications than we request, may not approve the price we intend to charge for our drugs, may grant approval contingent on the performance of costly post-marketing clinical trials, or may approve a drug candidate with a label that does not include the labeling claims necessary or desirable for the successful commercialization of that drug candidate. Any of the foregoing scenarios could materially harm the commercial prospects for our drug candidates.

Furthermore, even though the NMPA has granted approval for fruquintinib and surufatinib for use in third-line mCRC and NET patients, respectively, and approval for savolitinib for lung cancer with MET exon 14 skipping alterations, we are still subject to substantial, ongoing regulatory requirements. See "—Even if we or our collaboration partners receive regulatory approval for our drug candidates, we or our collaboration partners are subject to ongoing obligations and continued regulatory review, which may result in significant additional expense."

If the FDA, NMPA, EMA, PDMA or another regulatory agency revokes its approval of, or if safety, efficacy, manufacturing or supply issues arise with, any therapeutic that we use in combination with our drug candidates, we may be unable to market such drug candidate or may experience significant regulatory delays or supply shortages, and our business could be materially harmed.

We are currently developing combination therapies using our savolitinib, fruquintinib, surufatinib and other drug candidates with various immunotherapies, targeted therapies and/or other therapies. For example, we are currently developing savolitinib in combination with immunotherapy (Imfinzi) and targeted therapy (Tagrisso). However, we did not develop and we do not manufacture or sell Imfinzi, Tagrisso or any other therapeutic we use in combination with our drug candidates. We may also seek to develop our drug candidates in combination with other therapeutics in the future.

If the FDA, NMPA, EMA, PDMA or another regulatory agency revokes its approval, or does not grant approval, of any of these and other therapeutics we use in combination with our drug candidates, we will not be able to market our drug candidates in combination with such therapeutics. If safety or efficacy issues arise with these or other therapeutics that we seek to combine with our drug candidates in the future, we may experience significant regulatory delays, and we may be required to redesign or terminate the applicable clinical trials. In addition, if manufacturing or other issues result in a supply shortage of these or any other combination therapeutics, we may not be able to complete clinical development of savolitinib, fruquintinib, surufatinib and/or any other of our drug candidates on our current timeline or at all.

Even if one or more of our drug candidates were to receive regulatory approval for use in combination with a therapeutic, we would continue to be subject to the risk that the FDA, NMPA, EMA, PDMA or another regulatory agency could revoke its approval of the combination therapeutic, or that safety, efficacy, manufacturing or supply issues could arise with one of these combination therapeutics. This could result in savolitinib, fruquintinib, surufatinib or one of our other products being removed from the market or being less successful commercially.

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We face substantial competition, and our competitors may discover, develop or commercialize drugs before or more successfully than we do.

The development and commercialization of new drugs is highly competitive. We face competition with respect to our current drug candidates, and will face competition with respect to any drug candidates that we may seek to develop or commercialize in the future, from major pharmaceutical companies, specialty pharmaceutical companies and biotechnology companies worldwide. There are a number of large pharmaceutical and biotechnology companies that currently market drugs or are pursuing the development of therapies in the field of kinase inhibition for cancer and other diseases. Some of these competitive drugs and therapies are based on scientific approaches that are the same as or similar to our approach, and others are based on entirely different approaches. Potential competitors also include academic institutions, government agencies and other public and private research organizations that conduct research, seek patent protection and establish collaborative arrangements for research, development, manufacturing and commercialization. Specifically, there are a large number of companies developing or marketing treatments for cancer and immunological diseases, including many major pharmaceutical and biotechnology companies.

Many of the companies against which we are competing or against which we may compete in the future have significantly greater financial resources and expertise in research and development, manufacturing, pre-clinical testing, conducting clinical trials, obtaining regulatory approvals and marketing approved drugs than we do. Mergers and acquisitions in the pharmaceutical, biotechnology and diagnostic industries may result in even more resources being concentrated among a smaller number of our competitors. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These competitors also compete with us in recruiting and retaining qualified scientific and management personnel and establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs.

Our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize drugs that are safer, more effective, have fewer or less severe side effects, are more convenient or are less expensive than any drugs that we or our collaborators may develop. Our competitors also may obtain FDA, NMPA, EMA, PDMA or other regulatory approval for their drugs more rapidly than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we or our collaborators are able to enter the market. The key competitive factors affecting the success of all of our drug candidates, if approved, are likely to be their efficacy, safety, convenience, price, the level of generic competition and the availability of reimbursement from government and other third-party payors.

Clinical development involves a lengthy and expensive process with an uncertain outcome.

There is a risk of failure for each of our drug candidates. It is difficult to predict when or if any of our drug candidates will prove effective and safe in humans or will receive regulatory approval. Before obtaining regulatory approval from regulatory authorities for the sale of any drug candidate, we or our collaboration partners must complete pre-clinical studies and then conduct extensive clinical trials to demonstrate the safety and efficacy of our drug candidates in humans. Clinical testing is expensive, difficult to design and implement and can take many years to complete. The outcomes of pre-clinical development testing and early clinical trials may not be predictive of the success of later clinical trials, and interim results of a clinical trial do not necessarily predict final results. Moreover, pre-clinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that have believed their drug candidates performed satisfactorily in pre-clinical studies and clinical trials have nonetheless failed to obtain regulatory approval of their drug candidates. Our current or future clinical trials may not be successful.

Commencing each of our clinical trials is subject to finalizing the trial design based on ongoing discussions with the FDA, NMPA, EMA, PDMA or other regulatory authorities. The FDA, NMPA, EMA, PDMA and other regulatory authorities could change their position on the acceptability of our trial designs or clinical endpoints, which could require us to complete additional clinical trials or impose approval conditions that we do not currently expect. Successful completion of our clinical trials is a prerequisite to submitting an NDA or analogous filing to the FDA, NMPA, EMA, PDMA or other regulatory authorities for each drug candidate and, consequently, the ultimate approval and commercial marketing of our drug candidates. We do not know whether any of our clinical trials will begin or be completed on schedule, if at all.

We and our collaboration partners may incur additional costs or experience delays in completing our pre-clinical or clinical trials, or ultimately be unable to complete the development and commercialization of our drug candidates.

We and our collaboration partners, including AstraZeneca, Eli Lilly, Takeda, Inmagene, Innovent, and Epizyme, Inc. (a subsidiary of Ipsen Pharma SAS, "Epizyme") may experience delays in completing our pre-clinical or clinical trials, and numerous unforeseen events could arise during, or as a result of, future clinical trials, which could delay or prevent us from receiving regulatory approval, including:

- regulators, institutional review boards ("IRBs"), ethics committees or the China Human Genetic Resources Administration Office may not authorize us or our investigators to commence or conduct a clinical trial at a prospective trial site;

- we may experience delays in reaching, or we may fail to reach, agreement on acceptable terms with prospective trial sites and prospective CROs, who conduct clinical trials on behalf of us and our collaboration partners, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

- clinical trials may produce negative or inconclusive results, and we or our collaboration partners may decide, or regulators may require us or them, to conduct additional clinical trials or we may decide to abandon drug development programs;

- the number of patients required for clinical trials of our drug candidates may be larger than we anticipate, enrollment in these clinical trials may be slower than we anticipate or participants may drop out of these clinical trials or fail to return for post-treatment follow-up at a higher rate than we anticipate;

- third-party contractors used in our clinical trials may fail to comply with regulatory requirements or meet their contractual obligations in a timely manner, or at all, or may deviate from the clinical trial protocol or drop out of the trial, which may require that we or our collaboration partners add new clinical trial sites or investigators;

- we or our collaboration partners may elect to, or regulators, IRBs or ethics committees may require that we or our investigators, suspend or terminate clinical research for various reasons, including non-compliance with regulatory requirements or a finding that the participants are being exposed to unacceptable health risks;

- the cost of clinical trials of our drug candidates may be greater than we anticipate;

- the supply or quality of our drug candidates, companion diagnostics, if any, or other materials necessary to conduct clinical trials of our drug candidates may be insufficient or inadequate; and

- our drug candidates may have undesirable side effects or unexpected characteristics, causing us or our investigators, regulators, IRBs or ethics committees to suspend or terminate the trials, or reports may arise from pre-clinical or clinical testing of other cancer therapies that raise safety or efficacy concerns about our drug candidates.

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We could encounter regulatory delays if a clinical trial is suspended or terminated by us or our collaboration partners, by, as applicable, the IRBs of the institutions in which such trials are being conducted, by the Data Safety Monitoring Board, which is an independent group of experts that is formed to monitor clinical trials while ongoing, or by the FDA, NMPA, EMA, PDMA or other regulatory authorities. Such authorities may impose a suspension or termination due to a number of factors, including: a failure to conduct the clinical trial in accordance with regulatory requirements or the applicable clinical protocols, inspection of the clinical trial operations or trial site by the FDA, NMPA, EMA, PDMA or other regulatory authorities that results in the imposition of a clinical hold, unforeseen safety issues or adverse side effects, failure to demonstrate a benefit from using a drug, changes in governmental regulations or administrative actions or lack of adequate funding to continue the clinical trial. Many of the factors that cause a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of our drug candidates. Further, the FDA, NMPA, EMA, PDMA or other regulatory authorities may disagree with our clinical trial design and our interpretation of data from clinical trials, or may change the requirements for approval even after it has reviewed and commented on the design for our clinical trials.

If we or our collaboration partners are required to conduct additional clinical trials or other testing of our drug candidates beyond those that are currently contemplated, if we or our collaboration partners are unable to successfully complete clinical trials of our drug candidates or other testing, if the results of these trials or tests are not positive or are only modestly positive or if there are safety concerns, we may:

- be delayed in obtaining regulatory approval for our drug candidates;

- not obtain regulatory approval at all;

- obtain approval for indications or patient populations that are not as broad as intended or desired;

- be subject to post-marketing testing requirements; or

- have the drug removed from the market after obtaining regulatory approval.

Our drug development costs will also increase if we experience delays in testing or regulatory approvals. We do not know whether any of our clinical trials will begin as planned, will need to be restructured or will be completed on schedule, or at all. Significant pre-clinical study or clinical trial delays also could allow our competitors to bring products to market before we do and impair our ability to successfully commercialize our drug candidates and may harm our business and results of operations. Any delays in our clinical development programs may significantly harm our business, financial condition and prospects.

If we or our collaboration partners experience delays or difficulties in the enrollment of patients in clinical trials, the progress of such clinical trials and our receipt of necessary regulatory approvals could be delayed or prevented.

We or our collaboration partners may not be able to initiate or continue clinical trials for our drug candidates if we or our collaboration partners are unable to locate and enroll a sufficient number of eligible patients to participate in these trials as required by the FDA, NMPA, EMA, PDMA or similar regulatory authorities. In particular, we and our collaboration partners have designed many of our clinical trials, and expect to design future trials, to include some patients with the applicable genomic alteration that causes the disease with a view to assessing possible early evidence of potential therapeutic effect. Genomically defined diseases, however, may have relatively low prevalence, and it may be difficult to identify patients with the applicable genomic alteration. In addition, for many of our trials, we focus on enrolling patients who have failed their first or second-line treatments, which limits the total size of the patient population available for such trials. The inability to enroll a sufficient number of patients with the applicable genomic alteration or that meet other applicable criteria for our clinical trials would result in significant delays and could require us or our collaboration partners to abandon one or more clinical trials altogether.

In addition, some of our competitors have ongoing clinical trials for drug candidates that treat the same indications as our drug candidates, and patients who would otherwise be eligible for our clinical trials may instead enroll in clinical trials of our competitors' drug candidates.

Patient enrollment may be affected by other factors including:

- the severity of the disease under investigation;

- the total size and nature of the relevant patient population;

- the design and eligibility criteria for the clinical trial in question;

- the availability of an appropriate genomic screening test/companion diagnostic;

- the perceived risks and benefits of the drug candidate under study;

- the efforts to facilitate timely enrollment in clinical trials;

- the patient referral practices of physicians;

- the availability of competing therapies which are undergoing clinical trials;

- the ability to monitor patients adequately during and after treatment;

- the proximity and availability of clinical trial sites for prospective patients; and

- the impact of the spread of infectious diseases, including but not limited to the duration and scope of related government orders and restrictions.

Enrollment delays in our clinical trials may result in increased development costs for our drug candidates, which could cause the value of our company to decline and limit our ability to obtain financing.

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Our drug candidates may cause undesirable side effects that could delay or prevent their regulatory approval, limit the commercial profile of an approved label, or result in significant negative consequences following regulatory approval, if any.

Undesirable side effects caused by our drug candidates could cause us or our collaboration partners to interrupt, delay or halt clinical trials or could cause regulatory authorities to interrupt, delay or halt our clinical trials and could result in a more restrictive label or the delay or denial of regulatory approval by the FDA, NMPA, EMA, PDMA or other regulatory authorities. In particular, as is the case with all oncology drugs, it is likely that there may be side effects associated with the use of certain of our drug candidates. Results of our trials could reveal a high and unacceptable severity and prevalence of these or other side effects. In such an event, our trials could be suspended or terminated and the FDA, NMPA, EMA, PDMA or comparable regulatory authorities could order us to cease further development of or deny approval of our drug candidates for some or all targeted indications. The drug-related side effects could affect patient recruitment or the ability of enrolled patients to complete the trial or result in potential product liability claims. Any of these occurrences may harm our business, financial condition and prospects significantly.

Further, our drug candidates could cause undesirable side effects related to off-target toxicity. Many of the currently approved tyrosine kinase inhibitors or TKIs have been associated with off-target toxicities because they affect multiple kinases. While we believe that the kinase selectivity of our drug candidates has the potential to significantly improve the unfavorable adverse off-target toxicity issues, if patients were to experience off-target toxicity, we may not be able to achieve an effective dosage level, receive approval to market, or achieve the commercial success we anticipate with respect to any of our drug candidates, which could prevent us from ever generating revenue or achieving profitability. Many compounds that initially showed promise in early-stage testing for treating cancer have later been found to cause side effects that prevented further development of the compound.

Clinical trials assess a sample of the potential patient population. With a limited number of patients and duration of exposure, rare and severe side effects of our drug candidates may only be uncovered with a significantly larger number of patients exposed to the drug candidate. If our drug candidates receive regulatory approval and we or others identify undesirable side effects caused by such drug candidates (or any other similar drugs) after such approval, a number of potentially significant negative consequences could result, including:

- regulatory authorities may withdraw or limit their approval of such drug candidates;

- regulatory authorities may require the addition of labeling statements, such as a "boxed" warning or a contra-indication;

- we may be required to create a medication guide outlining the risks of such side effects for distribution to patients;

- we may be required to change the way such drug candidates are distributed or administered, conduct additional clinical trials or change the labeling of the drug candidates;

- regulatory authorities may require a Risk Evaluation and Mitigation Strategy ("REMS"), plan to mitigate risks, which could include medication guides, physician communication plans, or elements to assure safe use, such as restricted distribution methods, patient registries and other risk minimization tools;

- we may be subject to regulatory investigations and government enforcement actions;

- we may decide to remove such drug candidates from the marketplace;

- we could be sued and held liable for injury caused to individuals exposed to or taking our drug candidates; and

- our reputation may suffer.

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Any of these events could prevent us from achieving or maintaining market acceptance of the affected drug candidates and could substantially increase the cost of commercializing our drug candidates, if approved, and significantly impact our ability to successfully commercialize our drug candidates and generate revenue.

We and our collaboration partners have conducted and intend to conduct additional clinical trials for certain of our drug candidates at sites outside the United States, and the FDA may not accept data from trials conducted in such locations or may require additional U.S.-based trials.

We and our collaboration partners have conducted, currently are conducting and intend in the future to conduct, clinical trials outside the United States, particularly in China where our Oncology/Immunology operations are headquartered as well as in other jurisdictions such as Australia, Japan, South Korea and various European countries.

Although the FDA may accept data from clinical trials conducted outside the United States, acceptance of these data is subject to certain conditions imposed by the FDA. For example, the clinical trial must be well designed and conducted by qualified investigators in accordance with current good clinical practices ("GCPs"), including review and approval by an independent ethics committee and receipt of informed consent from trial patients. The trial population must also adequately represent the U.S. population, and the data must be applicable to the U.S. population and U.S. medical practice in ways that the FDA deems clinically meaningful. Generally, the patient population for any clinical trial conducted outside of the United States must be representative of the population for which we intend to seek approval in the United States. In addition, while these clinical trials are subject to applicable local laws, FDA acceptance of the data will be dependent upon its determination that the trials also comply with all applicable U.S. laws and regulations. There can be no assurance that the FDA will accept data from trials conducted outside of the U.S. If the FDA does not accept the data from our clinical trials conducted outside the United States, it would likely result in the need for additional clinical trials, which would be costly and time-consuming and delay or permanently halt our ability to develop and market these or other drug candidates in the United States. In April 2022, we received a Complete Response Letter from the FDA regarding the NDA for surufatinib for the treatment of pNETs and non-pancreatic NETs. The FDA determined that the data package submitted in the application, based on two successful Phase III trials in China and one bridging study in the U.S., were not sufficient to support approval in the U.S. The Complete Response Letter indicated that a multi-regional clinical trial would be required for U.S. approval. We subsequently withdrew our submissions to the FDA and the EMA for surufatinib.

In addition, there are risks inherent in conducting clinical trials in jurisdictions outside the United States including:

- regulatory and administrative requirements of the jurisdiction where the trial is conducted that could burden or limit our ability to conduct our clinical trials;

- foreign exchange fluctuations;

- manufacturing, customs, shipment and storage requirements;

- cultural differences in medical practice and clinical research; and

- the risk that patient populations in such trials are not considered representative as compared to patient populations in the United States and other markets.

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If we are unable to obtain and/or maintain priority review by the NMPA, fast track designation by the FDA, or another expedited registration pathway for our drug candidates, the time and cost we incur to obtain regulatory approvals may increase. Even if we receive such approvals, they may not lead to a faster development, review or approval process.

Under the Breakthrough Therapy Drug Review Procedures (For Trial Implementation), the Review and Approval Procedures for Conditional Approval of Drug Marketing Applications (For Trial Implementation), and the Priority Review and Approval Procedures for Drug Marketing Authorization (For Trial Implementation), the NMPA (or, where applicable, the National Health Commission, or the NHC) may grant priority review approval (i) to innovative drugs or new improved drugs undergoing clinical trials that are used to prevent and treat diseases that are seriously life-threatening or which seriously affect quality of life for which there is no effective prevention or treatment, or for which there is sufficient evidence to show obvious clinical advantages compared with existing treatments, (ii) to drugs undergoing clinical trials which meet the conditions for conditional approval specified in the Technical Guidelines for Conditional Approval of Drugs, (iii) to innovative drugs and new improved drugs which are in shortage, prevent and treat major infectious diseases and rare diseases, (iv) to new varieties, dosage forms and specifications that meet the physiological characteristics of children, (v) to vaccines (including innovative vaccines) urgently needed for control and prevention of diseases, and (vi) under other circumstances stipulated by the NMPA. Priority review provides a fast track process for drug registration. In the past, we received priority review status for a number of our drug candidates, including for example fruquintinib for the treatment of advanced CRC, savolitinib for the treatment of NSCLC, sovleplenib for the treatment of ITP, tazemetostat for FL, and surufatinib for the treatment of advanced NET. Our candicate combination therapy, savolitinib in combination with Tagrisso, for the treatment of advanced or metastatic EGFR mutation-positive NSCLC with MET amplification after disease progression on EGFR inhibitor, was granted both priority review and Breakthrough Therapy designation by the NMPA. We anticipate that we may seek priority review for certain of our other drug candidates in the future.

In the United States, if a drug is intended for the treatment of a serious or life-threatening condition and the drug demonstrates the potential to address unmet medical needs for this condition, we may apply for fast track designation by the FDA. The FDA has broad discretion whether or not to grant this designation, so even if we believe a particular drug candidate is eligible for this designation, we cannot be sure that the FDA would decide to grant it. We have sought and will likely continue to seek fast track designation for some of our drug candidates. Even if we receive fast track designation for a drug candidate, we may not experience a faster development process, review or approval compared to conventional FDA procedures. The FDA may withdraw fast track designation if it believes that the designation is no longer supported by data from our clinical development program.

A failure to obtain and/or maintain priority review, fast track designation or any other form of expedited development, review or approval for our drug candidates would result in a longer time period to commercialization of such drug candidate, could increase the cost of development of such drug candidate and could harm our competitive position in the marketplace. In addition, even if we obtain priority review, there is no guarantee that we will experience a faster review or approval compared to non-accelerated registration pathways or that a drug candidate will ultimately be approved for sale.

Even if we or our collaboration partners receive regulatory approval for our drug candidates, we or our collaboration partners are subject to ongoing obligations and continued regulatory review, which may result in significant additional expense.

If the FDA, NMPA, EMA, PDMA or a comparable regulatory authority approves any of our drug candidates, we or our collaboration partners will continue to be subject to extensive and ongoing regulatory requirements. For example, even though the NMPA has granted approval of fruquintinib, the manufacturing processes, labeling, packaging, distribution, adverse event reporting, storage, advertising, promotion and recordkeeping for fruquintinib continue to be subject to the NMPA's oversight. These requirements include submissions of safety and other post-marketing information and reports, registration, as well as continued compliance with current good manufacturing processes.

Any regulatory approvals that we or our collaboration partners receive for our drug candidates may also be subject to limitations on the approved indicated uses for which the drug may be marketed or to the conditions of approval, or contain requirements for potentially costly post-marketing testing, including post-approval testing, sometimes referred to as Phase IV clinical trials, and surveillance to monitor the safety and efficacy of the drug. In addition, regulatory policies may change or additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our drug candidates. If we or our collaboration partners are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we or our collaboration partners are not able to maintain regulatory compliance, we or our collaboration partners may lose any regulatory approval that we or our collaboration partners may have obtained, which would adversely affect our business, prospects and ability to achieve or sustain profitability.

We may be subject to penalties if we fail to comply with regulatory requirements or experience unanticipated problems with any of our drugs that receive regulatory approval.

Once a drug is approved by the FDA, NMPA, EMA, PDMA or a comparable regulatory authority for marketing, it is possible that there could be a subsequent discovery of previously unknown problems with the drug, including problems with third-party manufacturers or manufacturing processes, or failure to comply with regulatory requirements. If any of the foregoing occurs with respect to our drug products, it may result in, among other things:

- restrictions on the marketing or manufacturing of the drug, withdrawal of the drug from the market, or drug recalls;

- fines, warning letters or holds on clinical trials;

- refusal by the FDA, NMPA, EMA, PDMA or comparable regulatory authority to approve pending applications or supplements to approved applications filed by us, or suspension or revocation of drug license approvals;

- drug seizure or detention, or refusal to permit the import or export of drugs; and

- injunctions or the imposition of civil or criminal penalties.

Any government investigation of alleged violations of law could require us to expend significant time and resources and could generate negative publicity. If we or our collaborators are not able to maintain regulatory compliance, regulatory approval that has been obtained may be lost and we may not achieve or sustain profitability, which would adversely affect our business, prospects, financial condition and results of operations.

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The incidence and prevalence for target patient populations of our drug candidates are based on estimates and third-party sources. If the market opportunities for our drug candidates are smaller than we estimate or if any approval that we obtain is based on a narrower definition of the patient population, our revenue and ability to achieve profitability will be adversely affected, possibly materially.

Periodically, we make estimates regarding the incidence and prevalence of target patient populations for particular diseases based on various third-party sources and internally generated analysis and use such estimates in making decisions regarding our drug development strategy, including determining indications on which to focus in pre-clinical or clinical trials. These estimates may be inaccurate or based on imprecise data. For example, the total addressable market opportunity will depend on, among other things, their acceptance by the medical community and patient access, drug pricing and reimbursement. The number of patients in the addressable markets may turn out to be lower than expected, patients may not be otherwise amenable to treatment with our drugs, or new patients may become increasingly difficult to identify or gain access to, all of which would adversely affect our results of operations and our business.

Our future success depends on our ability to retain key executives and to attract, retain and motivate qualified personnel.

We are highly dependent on the expertise of the members of our research and development team, as well as the other principal members of our management, including Weiguo Su, Ph.D., our Chief Executive Officer, Chief Scientific Officer and director. Although we have entered into employment agreements with our executive officers, each of them may terminate their employment with us at any time with three months' prior written notice. We do not maintain "key person" insurance for any of our executives or other employees.

Recruiting and retaining qualified management, scientific, clinical, manufacturing and sales and marketing personnel will also be critical to our success. The loss of the services of our executive officers or other key employees could impede the achievement of our research, development and commercialization objectives and seriously harm our ability to successfully implement our business strategy. Furthermore, replacing executive officers and key employees may be difficult and may take an extended period of time because of the limited number of individuals in our industry with the breadth of skills and experience required to successfully develop, gain regulatory approval of and commercialize drugs. Competition to hire from this limited pool is intense, and we may be unable to hire, train, retain or motivate these key personnel on acceptable terms given the competition among numerous pharmaceutical and biotechnology companies for similar personnel. We also experience competition for the hiring of scientific and clinical personnel from universities and research institutions. Failure to succeed in clinical trials may make it more challenging to recruit and retain qualified scientific personnel.

We have operations internationally and are subject to a variety of risks and complexities that may materially and adversely affect our business, results of operations, financial condition and growth prospects.

We have been involved in clinical and non-clinical development internationally for over a decade. Conducting our business in multiple countries subjects us to a variety of risks and complexities that may materially and adversely affect our business, results of operations, financial condition and growth prospects, including, among other things:

- the increased complexity and costs inherent in managing international operations;

- diverse regulatory, financial and legal requirements, and any future changes to such requirements, in one or more countries where we are located or do business;

- country-specific tax, labor and employment laws and regulations;

- applicable trade laws, tariffs, export quotas, custom duties or other trade restrictions and any changes to them;

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- challenges inherent in efficiently managing employees in diverse geographies, including the need to adapt systems, policies, benefits and compliance programs to differing labor and other regulations;

- changes in currency rates; and

- regulations relating to data security and the unauthorized use of, or access to, commercial and personal information.

There can be no assurance that we will effectively manage the increased complexity without experiencing operating inefficiencies or control deficiencies. Such increased complexity may also lead to decisions to reposition our international operations to align them with our overall and evolving business strategy, including with our recent strategic change to focus on path to profitability. Significant management time and effort is required to effectively manage the increased complexity of our company, and our failure to successfully do so could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

We may be restricted from transferring our scientific data abroad.

On March 17, 2018, the General Office of the State Council of China promulgated the Measures for the Management of Scientific Data, or the Scientific Data Measures, which provides a broad definition of scientific data and relevant rules for the management of scientific data. According to the Scientific Data Measures, enterprises in China must seek governmental approval before any scientific data involving a state secret may be transferred abroad or to foreign parties. Further, any researcher conducting research funded at least in part by the Chinese government is required to submit relevant scientific data for management by the entity to which such researcher is affiliated before such data may be published in any foreign academic journal. Given that the term state secret is not clearly defined in the Scientific Data Measures, if and to the extent our research and development of drug candidates will be subject to the Scientific Data Measures and any subsequent laws as required by the relevant government authorities, we cannot assure you that we can always obtain relevant approvals for sending scientific data (such as the results of our pre-clinical studies or clinical trials conducted within China) abroad or to our foreign partners in China. The PRC Personal Information Protection Law, effective November 2021, provides that where a personal information processor needs to provide personal information outside the territory of the PRC due to business or other needs, it shall meet any of the following conditions: (i) it shall pass the security evaluation organized by the Cyberspace Administration of China ("CAC") in accordance with the provisions of Article 40 thereof, (ii) it shall have been certified by a specialized agency for protection of personal information in accordance with the provisions of the CAC, (iii) it shall enter into a contract with the overseas recipient under the standard contract formulated by the CAC, specifying the rights and obligations of both parties, or (iv) it shall meet other conditions prescribed by laws, administrative regulations or the CAC. If we are unable to obtain necessary approvals or meet the necessary requirements in a timely manner, or at all, our research and development of drug candidates may be hindered, which may materially and adversely affect our business, results of operations, financial conditions and prospects. If the relevant government authorities consider the transmission of our scientific data to be in violation of the requirements under the Scientific Data Measures, we may be subject to fines and other administrative penalties imposed by those government authorities.

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Any adverse developments related to the administration of our drug candidates in compassionate use programs may affect our and/or our partners' ability to obtain regulatory approval or commercialize our drug candidates.

In many countries, physicians are permitted to administer unapproved drugs to patients who have life-threatening disease with no viable available therapy. From time to time, we and our partners participate in such programs and offer our drug candidates for patient treatment. Given that the patients receiving treatment under such programs often have very advanced diseases, there is an increased risk that they may experience more severe adverse events. If serious adverse events or other issues that call into question the potential efficacy and safety of our drug candidates occur when our drug candidates are administered through compassionate use programs, the NMPA, the FDA and other regulatory authorities may delay, limit, or deny approval of our drug candidates or require us and/or our partners to conduct additional clinical trials as a condition to marketing approval, which would increase drug development costs.

Changes in U.S. and international trade policies, particularly with respect to China, may adversely impact our business and operating results.

The U.S. government has recently made statements and taken certain actions that may lead to potential changes to U.S. and international trade policies, including imposing several rounds of tariffs and export control restrictions affecting certain products manufactured in China, imposing certain sanctions and restrictions in relation to China, and issuing statements indicating enhanced review of companies with significant China-based operations or the possibility of legislation that restricts or prohibits U.S. investment in certain companies operating in China. The Chinese government has, from time to time, responded by imposing its own tariffs, trade restrictions, and other regulations in response. On February 1, 2025, President Trump issued an executive order to impose a new 10% tariff on all imports from China to take effect on February 4, 2025. On March 3, 2025, President Trump issued another executive order to impose an additional 10% tariff on all imports from China to take effect on March 4, 2025. It is unknown whether and to what extent new tariffs, export controls, or other new laws or regulations will be adopted, or the effect that any such actions would have on us or our industry.

Further, some of our manufacturers and suppliers are located in China. Trade tensions and conflicts between the United States and China have been escalating in recent years and, as such, we are exposed to the possibility of product supply disruption and increased costs and expenses in the event of changes to the laws, rules, regulations and policies of the governments of the United States or China, or due to geopolitical unrest and unstable economic conditions. Certain Chinese biotechnology companies may become subject to trade restrictions, sanctions, other regulatory requirements or proposed legislation by the U.S. government, which could restrict or even prohibit our ability to work with such entities, thereby potentially disrupting their supply of material to us. For example, in February 2024, U.S. lawmakers called for investigations into and the imposition of possible economic sanctions against certain Chinese biotechnology companies over alleged ties to the Chinese military. In addition, the recently proposed BIOSECURE Act introduced in the House of Representatives, as well as a substantially similar bill in the Senate, targets certain Chinese biotechnology companies. If these bills become law, or similar laws are passed, they would have the potential to severely restrict the ability of companies to contract with certain Chinese biotechnology companies of concern without losing the ability to contract with, or otherwise received funding from, the U.S. government. Such disruptions could have adverse effects on the development of our product candidates and our business operations.

Any unfavorable government policies on international trade, such as export controls, capital controls or tariffs, may increase the cost of manufacturing our product candidates and platform materials, affect the demand for our drug products (if and once approved), the competitive position of our product candidates, and import or export of raw materials and finished product candidate used in our and our collaborators' preclinical studies and clinical trials, particularly with respect to any product candidates and materials that we import from China. If any new tariffs, export controls, legislation and/or regulations are implemented, or if existing trade agreements are renegotiated or, in particular, if either the U.S. or Chinese government takes retaliatory trade actions due to the recent trade tension, such changes could have an adverse effect on our business, financial condition and results of operations.

Risks Relating to Sales of Our Internally Developed Drugs and Other Drugs

Pharmaceutical companies in China are required to comply with extensive regulations and hold a number of permits and licenses to carry on their business. Our and our joint ventures' ability to obtain and maintain these regulatory approvals is uncertain, and future government regulation may impose additional burdens on our operations.

The pharmaceutical industry in China is subject to extensive government regulation and supervision. The regulatory framework addresses all aspects of operations in the pharmaceutical industry, including approval, production, distribution, advertising, licensing and certification requirements and procedures, periodic renewal and reassessment processes, registration of new drugs and environmental protection. Violation of applicable laws and regulations may materially and adversely affect our business. In order to manufacture and distribute pharmaceutical products in China, we and our joint ventures are required to, among other things:

- obtain a pharmaceutical manufacturing permit for each production facility from the NMPA;

- obtain a drug registration certificate, which includes a drug approval number, from the NMPA for each drug manufactured by us;

- obtain a pharmaceutical distribution permit from the NMPA; and

- renew the pharmaceutical manufacturing permits, the pharmaceutical distribution permits, drug registration certificates, among other requirements.

If we or our joint ventures are unable to obtain or renew such permits or any other permits or licenses required for our or their operations, we will not be able to engage in the manufacture and distribution of our products and our business may be adversely affected.

The regulatory framework regarding the pharmaceutical industry in China is subject to change and amendment from time to time. Any such change or amendment could materially and adversely impact our business, financial condition and results of operations. The PRC government has introduced various reforms to the Chinese healthcare system in recent years and may continue to do so, with an overall objective to expand basic medical insurance coverage and improve the quality and reliability of healthcare services. Specific upcoming regulatory and policy changes remain uncertain. The implementing measures to be issued may not be sufficiently effective to achieve the stated goals and, as a result, we may not be able to benefit from such reform to the level we expect, if at all. Moreover, the reform could give rise to regulatory developments, such as more burdensome administrative procedures, which may have an adverse effect on our business and prospects.

For further information regarding government regulation in China and other jurisdictions, see Item 4.B. "Business Overview—Regulations—Government Regulation of Pharmaceutical Product Development and Approval," "Business Overview—Regulations—Coverage and Reimbursement" and "Business Overview—Regulations—Other Healthcare Laws."

As a significant portion of the operations of our Other Ventures is conducted through joint ventures, we are dependent on the success of our joint ventures, our receipt of dividends or other payments from our joint ventures for cash to fund our operations, and our investments in our joint ventures are subject to liquidity risk.

We are party to a joint venture agreement with Shanghai Pharmaceuticals, relating to our non-consolidated joint venture namely, Shanghai Hutchison Pharmaceuticals, which forms part of the operations of our Other Ventures. In January 2025, we announced the proposed disposal of 45% equity interest in Shanghai Hutchison Pharmaceuticals. Upon the completion of such disposal, we will retain an indirect 5% equity interest in Shanghai Hutchison Pharmaceuticals. Our equity in earnings of such non-consolidated joint venture, net of tax, was $49.7 million, $47.3 million and $46.5 million for the years ended December 31, 2022, 2023 and 2024, respectively, as recorded in our consolidated financial statements. As such, our results of operations and financial performance have been, and will continue to be, affected by the financial performance of such joint venture as well as any other equity investees we have or may have in the future. We may also be required to recognize an impairment charge in our consolidated financial statements if there is a decline in the fair market value of our investments in such businesses below their carrying amounts for whatever reason that is determined to be other-than-temporary. Furthermore, we have consolidated joint ventures with Sinopharm which accounted for substantially all of our Other Ventures' consolidated revenue for the years ended December 31, 2022, 2023 and 2024.

As a result, our ability to fund our operations and pay our expenses or to make future dividend payments, if any, is partly dependent on the earnings of our joint ventures and the payment of those earnings to us in the form of dividends. Payments to us by our joint ventures will be contingent upon our joint ventures' earnings and other business considerations and may be subject to statutory or contractual restrictions. Each joint venture's ability to distribute dividends to us is subject to approval by their respective boards of directors, which in the case of Shanghai Hutchison Pharmaceuticals is comprised of an equal number of representatives from each party but is subject to change if the proposed disposal of our 45% equity interest in Shanghai Hutchison Pharmaceuticals is closed, in which case we would retain only 5% equity interest in Shanghai Hutchison Pharmaceuticals. Furthermore, our ability to promptly sell one or more of our interests in our joint ventures in response to changing corporate strategy or economic, financial and investment conditions is limited. The market for such investments can be affected by various factors, such as general economic and market conditions, availability of financing, interest rates and investor demand, many of which are beyond our control. If we determine to sell any of our joint venture investments, we cannot predict if we will be successful or whether any price or other terms offered by a prospective purchaser would be acceptable to us.

Operationally, our joint venture partners have certain responsibilities and/or certain rights to exercise control or influence over operations and decision-making under the joint venture arrangements. Therefore, the success of our joint ventures depends on the efforts and abilities of our joint venture parties. For example, we appoint the general managers of Distribution Business and Shanghai Hutchison Pharmaceuticals pursuant to the respective joint venture agreements governing these entities and therefore oversee the day-to-day management of these joint ventures. However, we still rely on our joint venture partners Sinopharm and Shanghai Pharmaceuticals to provide certain distribution and logistics services. See "—Risks Relating to Our Dependence on Third Parties—Joint ventures form an important part of our Other Ventures, and our ability to manage and develop the businesses conducted by these joint ventures depends in part on our relationship with our joint venture partners" for more information.

We may not be successful in building a commercial team to successfully manufacture, sell and market our approved drugs, and we may not be able to generate any revenue from such products.

We have leveraged our experience operating our prescription drugs business to commercialize certain of our approved, internally developed drug candidates in China. We must adapt our know-how to build a specific oncology and/or immunology focused sales and marketing team. As of December 31, 2024, we had an oncology commercial team with about 770 staff to support the commercialization of fruquintinib, surufatinib and our other drug candidates, if approved. There are risks involved in establishing an in-house oncology commercial team. For example, recruiting and/or training a sales force to detail our approved drug candidates is time consuming and could delay any drug launch. Factors that may inhibit our efforts to commercialize our drug candidates include:

- our inability to recruit and retain adequate numbers of effective sales and marketing personnel;

- our inability to effectively manage the expansion of our operations and train additional qualified personnel in the relevant areas of oncology and/or immunology;

- our failure to prevent inappropriate business conducts, including behaviors that may violate anti-bribery and anti-corruption laws and regulations;

- the inability of our sales personnel to obtain access to physicians or educate adequate numbers of physicians who then prescribe any future drugs; and

- the lack of complementary drugs to be offered by our sales personnel, which may put us at a competitive disadvantage relative to companies with more extensive product lines.

In such case, our business, results of operations, financial condition and prospects will be materially and adversely affected.

We face substantial competition in selling our approved, internally developed drugs and the drugs of our Other Ventures.

The marketed drugs developed and sold by our Oncology/Immunology operations and the prescription drugs business which is part of our Other Ventures' operations face substantial competition in the pharmaceutical industry in China, which is characterized by a number of established, large pharmaceutical companies, as well as smaller emerging pharmaceutical companies, engaged in the development, production, marketing or sales of prescription drugs, in particular cardiovascular drugs. The identities of the key competitors with respect to drugs sold by our Oncology/Immunology and Other Ventures operations vary by product and, in certain cases, competitors have greater financial resources than us and may elect to focus these resources on developing, importing or in-licensing and marketing products in the PRC that are substitutes for our products and may have broader sales and marketing infrastructure with which to do so.

Such drugs may compete against products that have lower prices, superior performance, greater ease of administration or other advantages compared to our products. In some circumstances, price competition may drive our competitors to conduct illegal manufacturing processes to lower their manufacturing costs. Increased competition may result in price reductions, reduced margins and loss of market share, whether achieved by either legal or illegal means, any of which could materially and adversely affect our profit margins. We and our joint ventures may not be able to compete effectively against current and future competitors.

If we are not able to maintain and enhance brand recognition of our drugs to maintain a competitive advantage, our reputation, business and operating results may be harmed.

We believe that market awareness of our products sold through our Oncology/Immunology and Other Ventures operations, which include our joint ventures' branded products, such as Shang Yao, and the brands of third-party products which are distributed through our joint ventures, has contributed significantly to our success. We also believe that maintaining and enhancing such brands is critical to maintaining our competitive advantage. Although the sales and marketing staff of such businesses will continue to further promote such brands to remain competitive, they may not be successful. If we or our joint ventures are unable to further enhance brand recognition and increase awareness of such products, or are compelled to incur excessive marketing and promotion expenses in order to maintain brand awareness, our business and results of operations may be materially and adversely affected. Furthermore, our results of operations could be adversely affected if the Shang Yao brand, or the brands of any other products, or our reputation, are impaired by certain actions taken by our joint venture partners, distributors, competitors or relevant regulatory authorities.

Reimbursement may not be available for the products currently sold through our Oncology/Immunology and Other Ventures operations or our drug candidates in China, the United States or other countries, which could diminish our sales or affect our profitability.

The regulations that govern pricing and reimbursement for pharmaceuticals vary widely from country to country. Some countries require approval of the sale price of a drug before it can be marketed. In many countries, the pricing review period begins after regulatory approval is granted. In some foreign markets, pharmaceutical pricing remains subject to continuing governmental control even after initial approval is granted. Furthermore, once marketed and sold, government authorities and third-party payors, such as private health insurers and health maintenance organizations, decide which medications they will pay for and establish reimbursement levels. Adverse pricing reimbursement levels may hinder market acceptance of our drug candidates or other products sold by us.

In China, for example, the Ministry of Human Resources and Social Security of the PRC (the "**MOHRSS**") or provincial or local human resources and social security authorities, together with other government authorities, review the inclusion or removal of drugs from the Medicines Catalogue for the National Basic Medical Insurance, Labor Injury Insurance and Childbirth System in China, or the NRDL, or provincial or local medical insurance catalogues for the National Medical Insurance Program, and the category under which a drug will be classified, both of which affect the amounts reimbursable to program participants for their purchases of those medicines. These determinations are made based on a number of factors, including price and efficacy. Depending on the category under which a drug is classified in the provincial medicine catalogue, a National Medical Insurance Program participant residing in that province can be reimbursed for the full cost of Category A medicine and for the majority of the cost of a Category B medicine. In some instances, if the price range designated by the local or provincial government decreases, it may adversely affect our business and could reduce our total revenue, and if our revenue falls below production costs, we may stop manufacturing certain products. Since January 2020, January 2022 and March 2023, Elunate, Sulanda and Orpathys have been included in China's NRDL as a Category B medicine, respectively.

In the United States, there have been and continue to be a number of legislative initiatives to contain healthcare costs which may affect reimbursement rates of our drug candidates if approved. Various U.S. federal and state laws have been enacted to control drug pricing or require manufacturers to disclose information about drug pricing. For example, the Inflation Reduction Act of 2022, or IRA, was signed into law, and, among other provisions, mandates the negotiation of eligible Medicare Part B and Part D drugs; redesigns the Medicare Part D benefit; and imposes inflationary rebates for Medicare drugs that increase in price faster than the rate of inflation.

The IRA, or other federal or state laws, could affect the market conditions for, or pricing or reimbursement of, our products. There is no assurance that federal or state health care reform will not adversely affect our future business and financial results. We expect that additional U.S. state and federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, which could result in reduced demand for our drug candidates or additional pricing pressures.

Moreover, eligibility for reimbursement in the United States does not imply that any drug will be paid for in all cases, or by all payors, or at a rate that covers our costs, including research, development, manufacture, sale and distribution. Interim U.S. reimbursement levels for new drugs, if applicable, may also not be sufficient to cover our costs and may not be made permanent. Reimbursement rates may vary according to the use of the drug and the clinical setting in which it is used, may be based on reimbursement levels already set for lower cost drugs and may be incorporated into existing payments for other services. Net prices for drugs may be reduced by mandatory discounts or rebates required by U.S. government healthcare programs or private payors and by any future relaxation of laws that presently restrict imports of drugs from countries where they may be sold at lower prices than in the United States. Third-party payors in the United States often rely upon Medicare coverage policy and payment limitations in setting their own reimbursement policies. Our inability to promptly obtain coverage and profitable payment rates from both government-funded and private payors for any approved drugs that we develop could have a material adverse effect on our operating results, our ability to raise capital needed to commercialize drugs and our overall financial condition.

Sales of our generic prescription drugs sold through our Other Ventures rely on the ability to win tender bids for the medicine purchases of hospitals in China.

Our prescription drugs business markets to hospitals in China that may make bulk purchases of a medicine only if that medicine is selected under a government-administered tender process that was initiated in 2018 and aimed at driving consolidation in the fragmented generic prescription drug market in China. Pursuant to this process, major cities bulk-buy certain generic drugs together, forcing companies to bid for contracts and driving down prices. The process was later expanded nationwide to cover more cities and drugs. This process, which only applies to generic prescription drugs, may reduce our Other Ventures' product portfolio as some of our third-party generic drug partners may fail to win bids.

Periodically, a bidding process is organized on a provincial or municipal basis. Whether a drug manufacturer is invited to participate in the tender depends on the level of interest that hospitals have in purchasing this drug. The interest of a hospital in a medicine is evidenced by:

- the inclusion of this medicine on the hospital's formulary, which establishes the scope of drug physicians at this hospital may prescribe to their patients, and

- the willingness of physicians at this hospital to prescribe a particular drug to their patients.

We believe that effective marketing efforts are critical in making and keeping hospitals interested in purchasing the prescription drugs sold through our Other Ventures so that we and our joint ventures are invited to submit the products to the tender. Even if we and our joint ventures are invited to do so, competitors may be able to substantially reduce the price of their products or services. If competitors are able to offer lower prices, our and our joint ventures' ability to win tender bids during the hospital tender process will be materially affected, and could reduce our total revenue or decrease our profit.

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Counterfeit products could negatively impact our revenue, brand reputation, business and results of operations.

Our products are subject to competition from counterfeit products, especially counterfeit pharmaceuticals which are manufactured without proper licenses or approvals and are fraudulently mislabeled with respect to their content and/or manufacturer. Counterfeiters may illegally manufacture and market products under our or our joint venture's brand names, the brand names of the third-party products we or they sell, or those of our or their competitors. Counterfeit pharmaceuticals are generally sold at lower prices than the authentic products due to their low production costs, and in some cases are very similar in appearance to the authentic products. Counterfeit pharmaceuticals may or may not have the same chemical content as their authentic counterparts. If counterfeit pharmaceuticals illegally sold under our or our joint ventures' brand names or the brand names of third-party products we or they sell result in adverse side effects to consumers, we or our joint ventures may be associated with any negative publicity resulting from such incidents. In addition, consumers may buy counterfeit pharmaceuticals that are in direct competition with products sold through our Oncology/Immunology and Other Ventures operations, which could have an adverse impact on our revenue, business and results of operations. The proliferation of counterfeit pharmaceuticals in China and globally may grow in the future. Any such increase in the sales and production of counterfeit pharmaceuticals in China, or the technological capabilities of the counterfeiters, could negatively impact our revenue, reputation, business and results of operations.

Rapid changes in the pharmaceutical industry may render our Other Ventures' products or our internally developed drugs and drug candidates obsolete.

Future technological improvements by our competitors and continual product developments in the pharmaceutical market may render our and our joint ventures' existing products, our or their third-party licensed products or our drug candidates obsolete or affect our viability and competitiveness. Therefore, our future success will largely depend on our and our joint ventures' ability to:

- improve existing products;

- develop innovative drug candidates;

- diversify the product and drug candidate portfolio;

- license diverse third-party products; and

- develop new and competitively priced products which meet the requirements of the constantly changing market.

If we or our joint ventures fail to respond to this environment by improving our existing products, licensing new third-party products or developing new drug candidates in a timely fashion, or if such new or improved products do not achieve adequate market acceptance, our business and profitability may be materially and adversely affected.

Certain of our joint ventures' principal products involve the cultivation or sourcing of key raw materials including botanical products, and any quality control or supply failure or price fluctuations could adversely affect our ability to manufacture our products and/or could materially and adversely affect our operating results.

The key raw materials used in the manufacturing process of certain of our joint ventures' principal products are medicinal herbs whose properties are related to the regions and climatic conditions in which they are grown. Access to quality raw materials and products necessary for the manufacture of our products is not guaranteed. We rely on materials sourced from third-party growers and suppliers. The availability, quality and prices of these raw materials are dependent on and closely affected by weather conditions and other seasonal factors which have an impact on the yields of the harvests each year. The quality, in some instances, also depends on the operations of third-party growers or suppliers. There is a risk that such growers or suppliers sell or attempt to sell us or our joint ventures raw materials which are not authentic. If there is any supply interruption for an indeterminate period of time, our joint ventures may not be able to identify and obtain alternative supplies that comply with our quality standards in a timely manner. Any supply disruption could adversely affect our ability to satisfy demand for our products, and materially and adversely affect our product sales and operating results. Moreover, any use by us or our joint ventures of unauthentic materials illegally sold to us by third-party growers or suppliers in our or our joint ventures' products may result in adverse side effects to the consumers, negative publicity, or product liability claims against us or our joint ventures, any of which may materially and adversely affect our operating results.

The prices of necessary raw materials and products may be subject to price fluctuations according to market conditions, and any sudden increases in demand in the case of a widespread illness such as COVID-19, SARS, MERS or avian flu may impact the cost of production. Raw material price fluctuations could increase the cost to manufacture our products and adversely affect our operating results.

Adverse publicity associated with our company or collaboration partners, our joint ventures or our or their products or third-party licensed products or similar products manufactured by our competitors could have a material adverse effect on our results of operations.

Sales of our and our joint ventures' products are highly dependent upon market perceptions of the safety and quality of such products, including proprietary products and third-party products we and they distribute. Concerns over the safety of biopharmaceutical products manufactured in China could have an adverse effect on the reputation of our industry and the sale of such products, including products manufactured or distributed by us, our collaboration partners and our joint ventures.

We and our joint ventures could be adversely affected if any of our or our joint ventures' products, third-party licensed products or any similar products manufactured by other companies prove to be, or are alleged to be, harmful to patients. Any negative publicity associated with severe adverse reactions or other adverse effects resulting from patients' use or misuse of our and our joint ventures' products or any similar products manufactured by other companies could also have a material adverse impact on our results of operations. We and our joint ventures have not, to date, experienced any significant quality control or safety problems. If in the future we or our joint ventures become involved in incidents of the type described above, such problems could severely and adversely impact our financial position and reputation.

We are dependent on our, our collaboration partners', our joint ventures' and/or our contract manufacturer's facilities for the clinical and commercial supplies of our drug candidates and products, as well as the principal products of our joint ventures.

The finished products of fruquintinib and surufatinib sold by our Oncology/Immunology operations are manufactured at our manufacturing facility in Suzhou, China. We have outsourced the manufacture of the active pharmaceutical ingredients of fruquintinib, surufatinib and savolitinib to third-party manufacturers based in China. We also outsourced the manufacture of finished product of savolitinib to a third-party manufacturer based in China. We plan to manufacture finished products at our new manufacturing facility in Shanghai, China. Our ability to produce such drugs in China will be negatively impacted if we experience production problems at our Suzhou or Shanghai facilities or at our third party manufacturers' facilities. In relation to the ex-China market, finished product for fruquintinib can be supplied by our Suzhou facility or a third-party manufacturer in Switzerland.

The principal products sold by our Other Ventures are mainly produced or expected to be produced at our joint ventures' manufacturing facilities in Shanghai, China.

A significant disruption at our, our collaboration partners', our joint ventures' and/or our contract manufacturer's facilities, even on a short-term basis, could impair our, our collaboration partners' and/or our joint ventures' ability to timely produce and ship products, which could have a material adverse effect on our business, financial position and results of operations.

Our, our collaboration partners', our joint ventures' and our contract manufacturer's manufacturing operations are vulnerable to interruption and damage from natural and other types of disasters, including earthquake, fire, floods, environmental accidents, power loss, communications failures and similar events. If any disaster were to occur, our ability to operate our, our collaboration partners', our joint ventures' or our contract manufacturer's business at these facilities would be materially impaired. In addition, the nature of our production and research activities could cause significant delays in our programs and make it difficult for us to recover from a disaster or switch to other contract manufacturers. We and our joint ventures maintain insurance for business interruptions to cover some of our potential losses; however, such disasters could still disrupt our operations and thereby result in substantial costs and diversion of resources.

In addition, our, our collaboration partners', our joint ventures' and our contract manufacturer's production process requires a continuous supply of electricity. We and they have encountered power shortages historically due to restricted power supply to industrial users during summers when the usage of electricity is high and supply is limited or as a result of damage to the electricity supply network. Because the duration of those power shortages was brief, they had no material impact on our or their operations. Interruptions of electricity supply could result in lengthy production shutdowns, increased costs associated with restarting production and the loss of production in progress. Any major suspension or termination of electricity or other unexpected business interruptions could have a material adverse impact on our business, financial condition and results of operations.

Risks Relating to Our Dependence on Third Parties

Disagreements or disputes with our current or future collaboration partners, the amendment of any collaboration agreement or the termination of any collaboration arrangement, could cause delays in our product development and materially and adversely affect our business.

Our collaborations, including those with our oncology drug partners AstraZeneca, Eli Lilly and Takeda and our in-licensing arrangement with Epizyme, and any future collaborations that we enter into may not be successful. Disagreements or disputes between parties to a collaboration arrangement regarding issues such as clinical development and commercialization, intellectual property ownership and transfer, clinical supply of drug candidates or products, cost allocation and other matters can lead to delays in the development process or commercializing the applicable drug candidate and, in some cases, termination of the collaboration arrangement. In addition, we or our partners may seek to amend the terms of one or more our collaboration agreements to adjust, among other things, the respective roles of our company and our collaboration partners as circumstances change. Our interests may not always be aligned with those of our collaboration partners, for instance, we may be much smaller than our collaboration partners and because they or their affiliates may sell competing products. This may result in potential conflicts between our collaborators and us on matters that we may not be able to resolve on favorable terms or at all.

Collaborations with pharmaceutical or biotechnology companies and other third parties, including our existing agreements with AstraZeneca, Eli Lilly and Takeda, are often terminable by the other party for any reason with certain advance notice. Any such termination or expiration would adversely affect us financially and could harm our business reputation. For instance, in the event that one of the strategic alliances with a current collaborator is terminated, we may require significant time and resources to secure a new collaboration partner, if we are able to secure such an arrangement at all. As noted in the following risk factor, establishing new collaboration arrangements can be challenging and time-consuming. The loss of existing or future collaboration arrangements would not only delay or potentially terminate the possible development or commercialization of products we may derive from our technologies, but it may also delay or terminate our ability to test specific target candidates.

We rely on our collaborations with third parties for certain of our drug development activities, and, if we are unable to establish new collaborations when desired on commercially attractive terms or at all, we may have to alter our development and commercialization plans.

Certain of our drug development programs and the potential commercialization of certain drug candidates rely on collaborations, such as savolitinib with AstraZeneca and fruquintinib with Eli Lilly for China and with Takeda outside of China. In the future, we may decide to collaborate with additional pharmaceutical and biotechnology companies for the development and potential commercialization of our other drug candidates.

We face significant competition in seeking appropriate collaborators. Whether we reach a definitive agreement for collaboration will depend, among other things, upon our assessment of the collaborator's resources and expertise, the terms and conditions of the proposed collaboration and the proposed collaborator's evaluation of a number of factors. Those factors may include the design or results of clinical trials, the likelihood of approval by the FDA, NMPA, EMA, PDMA or similar regulatory authorities outside the United States, China, Europe, Japan and the potential market for the subject drug candidate, the costs and complexities of manufacturing and delivering such drug candidate to patients, the potential of competing drugs, the existence of uncertainty with respect to our ownership of technology, which can exist if there is a challenge to such ownership without regard to the merits of the challenge and industry and market conditions generally. The collaborator may also consider alternative drug candidates or technologies for similar indications that may be available to collaborate on and whether such collaboration could be more attractive than the one with us for our drug candidate. The terms of any additional collaboration or other arrangements that we may establish may not be favorable to us. We may also be restricted under existing collaboration agreements from entering into future agreements on certain terms with potential collaborators. Collaborations are complex and time-consuming to negotiate and document. In addition, there have been a significant number of recent business combinations among large pharmaceutical companies that have resulted in a reduced number of potential future collaborators.

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We may not be able to negotiate additional collaborations on a timely basis, on acceptable terms, or eventually close the deal. If we are unable to do so, we may have to curtail the development of the drug candidate for which we are seeking to collaborate, reduce or delay its development program or one or more of our other development programs, delay its potential commercialization or reduce the scope of any sales or marketing activities, or increase our expenditures and undertake development or commercialization activities at our own expense. If we elect to increase our expenditures to fund development or commercialization activities on our own, we may need to obtain additional capital, which may not be available to us on acceptable terms or at all. If we do not have sufficient funds, we may not be able to further develop our drug candidates or bring them to market and generate drug revenue.

The third-party vendors upon whom we rely for the supply of the active pharmaceutical ingredients used in some of our drug candidates and drug products are our sole source of supply, and the loss of any of these suppliers could significantly harm our business.

The active pharmaceutical ingredients used in some of our drug candidates and products are supplied to us from third-party vendors. Our ability to successfully develop our drug candidates, and to supply our commercial drugs in quantities sufficient to meet the market demand, depends in part on our ability to obtain the active pharmaceutical ingredients for these drugs in accordance with regulatory requirements and in sufficient quantities for commercialization and clinical testing. We currently obtain active pharmaceutical ingredients for each of our drug candidates from a limited number of suppliers. In the event any of our current suppliers of such active pharmaceutical ingredient cease operations for any reason, it may lead to an interruption in our production and supply of the product. Our suppliers have no obligation to continue to accept purchase orders from us. Our suppliers may stop selling their products to us on commercially reasonable terms or at all. We may be unable to get them to accept additional orders or engage an alternate supplier on terms that are acceptable to us, which may undermine our ability to deliver our products to customers in a timely manner. Identifying reliable suppliers is an extensive process that requires us to evaluate their quality control, technical capabilities, responsiveness and service, financial stability, regulatory compliance, and labor and other ethical practices and ensure they meet our standards. Even if alternate suppliers are available to us or our manufacturers, identifying them is often difficult and time consuming. If we or our manufacturers are unable to obtain an ample supply of raw materials from our existing suppliers or alternative sources of supply, we may be unable to satisfy our customers' orders, which could reduce our revenues, subject us to claims for damages and adversely affect our relationships with our customers. Accordingly, a loss of any of our largest suppliers could have an adverse effect on our business, financial condition, and results of operations.

For all of our drug candidates and products, we aim to identify and qualify a manufacturer to provide such active pharmaceutical ingredient prior to submission of an NDA to the FDA and/or NMPA. We are not certain, however, that our current supply arrangements will be able to meet our demand, either because of the nature of our agreements with third party suppliers, our limited experience with third party suppliers or our relative importance as a customer to those suppliers. It may be difficult for us to assess third party vendors' ability to timely meet our demand in the future based on past performance. While our suppliers have generally met our demand on a timely basis in the past, they may subordinate our needs in the future to their other customers.

Establishing additional or replacement suppliers for the active pharmaceutical ingredients used in our drug candidates and products, if required, may not be accomplished quickly. If we are able to find a replacement supplier, such alternative arrangements would need to be qualified and may require additional regulatory approval, which could result in further delay. While we seek to maintain adequate inventory of the active pharmaceutical ingredients used in our drug candidates and products, any interruption or delay in the supply of components or materials, or our inability to obtain such active pharmaceutical ingredient from alternate sources at acceptable prices in a timely manner could impede, delay, limit or prevent our development and commercialization efforts, which could harm our business, results of operations, financial condition and prospects.

We and our collaboration partners rely, and expect to continue to rely, on third parties to conduct certain of our clinical trials for our drug candidates. If these third parties do not successfully carry out their contractual duties, comply with regulatory requirements or meet expected deadlines, we may not be able to obtain regulatory approval for or commercialize our drug candidates and our business could be harmed.

We do not have the ability to independently conduct large-scale clinical trials. We and our collaboration partners rely, and expect to continue to rely, on medical institutions, clinical investigators, contract laboratories and other third parties, such as CROs, to conduct or otherwise support certain clinical trials for our drug candidates. Nevertheless, we and our collaboration partners (as applicable) will be responsible for ensuring that each clinical trial is conducted in accordance with the applicable protocol, legal and regulatory requirements and scientific standards, and reliance on CROs will not relieve us of our regulatory responsibilities. For any violations of laws and regulations during the conduct of clinical trials for our drug candidates, we could be subject to warning letters or enforcement action that may include civil penalties up to and including criminal prosecution.

Although we or our collaboration partners design the clinical trials for our drug candidates, CROs conduct most of the clinical trials. As a result, many important aspects of our development programs, including their conduct and timing, are outside of our direct control. Our reliance on third parties to conduct clinical trials results in less control over the management of data developed through clinical trials than would be the case if we were relying entirely upon our own staff. Communicating with outside parties can also be challenging, potentially leading to mistakes as well as difficulties in coordinating activities. Outside parties may:

- have staffing difficulties;

- fail to comply with contractual obligations;

- experience regulatory compliance issues;

- undergo changes in priorities or become financially distressed; or

- form relationships with other entities, some of which may be our competitors.

These factors may materially and adversely affect the willingness or ability of third parties to conduct our and our collaboration partners' clinical trials and may subject us or them to unexpected cost increases that are beyond our or their control.

If any of our and our collaboration partners' relationships with these third-party CROs terminate, we or they may not be able to enter into arrangements with alternative CROs on reasonable terms or at all. If CROs do not successfully carry out their contractual duties or obligations or meet expected deadlines, if they need to be replaced or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to our clinical protocols, regulatory requirements or for other reasons, any clinical trials such CROs are associated with may be extended, delayed or terminated, and we may not be able to obtain regulatory approval for or successfully commercialize our drug candidates. As a result, we believe that our financial results and the commercial prospects for our drug candidates in the subject indication would be harmed, our costs could increase and our ability to generate revenue could be delayed.

We, our collaboration partners or our CROs may fail to comply with the regulatory requirements pertaining to clinical trials, which could result in fines, adverse publicity and civil or criminal sanctions.

We, our collaboration partners and our CROs are required to comply with regulations for conducting, monitoring, recording and reporting the results of clinical trials to ensure that the data and results are scientifically credible and accurate, and that the trial patients are adequately informed of the potential risks of participating in clinical trials and their rights are protected. These regulations are enforced by the FDA, the NMPA and comparable foreign regulatory authorities for any drugs in clinical development. In the United States, the FDA regulates GCP through periodic inspections of clinical trial sponsors, principal investigators and trial sites. If we, our collaboration partners or our CROs fail to comply with applicable GCPs, the clinical data generated in our clinical trials may be deemed unreliable and the FDA or comparable foreign regulatory authorities may require additional clinical trials before approving the marketing applications for the relevant drug candidate. We cannot assure you that, upon inspection, the FDA or other applicable regulatory authority will determine that any of the future clinical trials for our drug candidates will comply with GCPs. In addition, clinical trials must be conducted with drug candidates produced under applicable manufacturing regulations. Our failure or the failure of our collaboration partners or CROs to comply with these regulations may require us or them to repeat clinical trials, which would delay the regulatory approval process and could also subject us to enforcement action. We are also required to register applicable clinical trials and post certain results of completed clinical trials on a U.S. government-sponsored database, ClinicalTrials.gov, within certain timeframes. Failure to do so can result in fines, adverse publicity and civil sanctions.

Our collaboration partners, principal investigators, CROs and other third-party contractor and consultants may engage in misconduct or other improper activities.

We are exposed to the risk that collaboration partners, principal investigators, CROs and other third-party contractor and consultants may engage in fraudulent or other illegal activity with respect to our business. Their misconduct could include intentional, reckless and/or negligent conduct or unauthorized activity that violates NMPA, FDA, EMA, PDMA or other regulations, including but not limited to those laws requiring the reporting of true, complete and accurate information. In addition, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of insurance, pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. We may not be able to identify and deter such misconduct, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. If any such actions are instituted against us, our collaboration partners, principal investigators, CROs and other third-party contractor and consultants, and we and/or such other parties are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of civil, criminal and administrative penalties, damages, monetary fines, contractual damages, reputational harm, diminished profits and future earnings and disruption of our operations.

Joint ventures form an important part of our Other Ventures, and our ability to manage and develop the businesses conducted by these joint ventures depends in part on our relationship with our joint venture partners.

We are party to joint venture agreements with each of Shanghai Pharmaceuticals and Sinopharm, which together form a major portion of our Other Ventures. Under these arrangements, our joint venture partners have certain operational responsibilities and/or certain rights to exercise control or influence over operations and decision-making.

Our equity interests in these operating companies do not provide us with the unilateral ability to control actions which require shareholder approval. In addition, under the joint venture contracts for these entities, the consent of the directors nominated by our joint venture partners is required for the passing of resolutions in relation to certain matters concerning the operations of these companies. As a result, although we participate in the management and nominate the management and run the day-to-day operations of our joint ventures, Distribution Business and Shanghai Hutchison Pharmaceuticals, we may not be able to secure the consent of our joint venture partners to pursue activities or strategic objectives that are beneficial to or that facilitate our overall business strategies. Furthermore, disagreements or disputes which arise between us and our joint venture partners may potentially require legal action to resolve and hinder the smooth operation of our Other Ventures or adversely affect our financial condition, results of operations and prospects.

We, our collaboration partners and our joint ventures rely on our distributors for logistics and distribution services.

We, our collaboration partners and our joint ventures rely on distributors to perform certain operational activities, including invoicing, logistics and delivery of the products we and they market to the end customers. Because we, our collaboration partners and our joint ventures rely on third-party distributors, we have less control than if we handled distribution logistics directly and can be adversely impacted by the actions of our distributors. Any disruption of our, our collaboration partners' and our joint ventures' distribution network, including failure to renew existing distribution agreements with desired distributors, could negatively affect product sales and materially and adversely affect our business, financial condition and results of operations.

There is no assurance that the benefits currently enjoyed by virtue of our association with CK Hutchison will continue to be available.

Historically, we have relied on the reputation and experience of, and support provided by, our founding shareholder, a wholly owned subsidiary of CK Hutchison, to advance our joint ventures and collaborations in China and elsewhere. CK Hutchison indirectly held approximately 38.2% of our total outstanding share capital as of February 15, 2025. We believe that CK Hutchison group's reputation in China has given us an advantage in negotiating collaborations and obtaining opportunities.

We also benefit from sharing certain services with the CK Hutchison group including, among others, legal and regulatory services, company secretarial support services, tax and internal audit services, participation in the CK Hutchison group's pension, medical and insurance plans, participation in the CK Hutchison group's procurement projects with third-party vendors/suppliers, other staff benefits and staff training services, company functions and activities and operation advisory and support services. We pay a management fee to an affiliate of CK Hutchison for the provision of such services. In each of the years ended December 31, 2022, 2023 and 2024, we paid a management fee of approximately $1.0 million, $1.0 million and $1.1 million respectively. In addition, we benefited from the fact that two retail chains affiliated with the CK Hutchison group, PARKnSHOP and Watsons, sell certain of our Other Ventures' products in their stores throughout Hong Kong and in other Asian countries. For the years ended December 31, 2022 and 2023, sales of our products to members of the CK Hutchison group amounted to $3.6 million and $1.9 million, respectively. Following the disposal of our 100% interest in Hutchison Hain Organic and 100% interest in HUTCHMED Science Nutrition, our agreements with members of the CK Hutchison group relating to the sale of our Other Ventures' products in their stores were terminated in December 2023.

Our business also depends on certain intellectual property rights licensed to us by the CK Hutchison group. See "—Risks Relating to Intellectual Property—We, our collaboration partners and our joint ventures are dependent on trademark and other intellectual property rights licensed from others. If we lose our licenses for any of our products, we, our collaboration partners or our joint ventures may not be able to continue developing such products or may be required to change the way we market such products" for more information on risks associated with such intellectual property licensed to us.

There can be no assurance the CK Hutchison group will continue to provide the same benefits or support that they have provided to our business historically. Such benefit or support may no longer be available to us, in particular, if CK Hutchison's ownership interest in our company significantly decreases in the future.

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Other Risks and Risks Relating to Doing Business in China

We are subject to stringent privacy and cybersecurity laws, information security policies and contractual obligations related to data privacy and security, and we may be exposed to risks related to our management of the medical data of subjects enrolled in our clinical trials and other personal or sensitive information.

We routinely receive, collect, generate, store, process, transmit and maintain medical data, treatment records and other personal details of the subjects enrolled in our clinical trials, along with other personal or sensitive information. As such, we are subject to the relevant local, state, national and international data protection and privacy laws, directives regulations, and standards that apply to the collection, use, retention, protection, disclosure, transfer and other processing of personal data in the various jurisdictions in which we operate and conduct our clinical trials. We are also subject to contractual obligations regarding the processing of personal data. Legal requirements regarding data protection and privacy continue to evolve and may result in ever-increasing public scrutiny and escalating levels of enforcement and sanctions and increased cost of compliance. Failure to comply with any of these laws could result in enforcement action against us, including investigations, civil and criminal enforcement action, fines, imprisonment of company officers and public censure, claims for damages by customers and other affected individuals, damage to our reputation and loss of goodwill, any of which could have a material adverse effect on our business, financial condition, results of operations or prospects.

Data protection and privacy laws and regulations generally require clinical trial sponsors and operators and their personnel to protect the privacy of their enrolled subjects and prohibit unauthorized disclosure of personal information. We have established procedures to protect the confidentiality of medical records and personal data of subjects enrolled in our clinical trials. Access to clinical trial data has been strictly limited to authorized personnel only according to the relevant rules and regulations. External parties involved in clinical trials are also required to comply with all relevant data protection and confidentiality requirements. Data are to be used only for the intended use, as agreed by the patients and consistent with the patients' informed consent form. While we have adopted security policies and measures to protect our proprietary data and patients' privacy, personal patient information could be subject to leaks caused by hacking activities, human error, employee misconduct or negligence or system breakdown. We also cooperate with third parties including collaboration partners, principal investigators, hospitals, CROs and other third-party contractor and consultants for our clinical trials and operations. Any leakage or abuse of patient data by our third-party partners may be perceived by the patients as a result of our failure. Furthermore, any change in applicable laws and regulations could affect our ability to use medical data and subject us to liability for the use of such data for previously permitted purposes. For instance, we may be subject to additional regulations, laws and policies adopted by the PRC government to apply more stringent social and ethical standards in data privacy resulting from the increased global focus on this area. Any failure or perceived failure by us to prevent information security breaches or to comply with privacy policies or privacy-related legal obligations, or any compromise of information security that results in the unauthorized release or transfer of personally identifiable information or other patient data, could cause our customers to lose trust in us and could expose us to regulatory action and legal claims.

There are numerous U.S. federal and state laws and regulations relating to the privacy and security of personal information. In particular, regulations promulgated pursuant to the Health Insurance Portability and Accountability Act of 1996, or HIPAA, as amended, establish privacy and security standards that limit the use and disclosure of individually identifiable health information (known as "protected health information"), require the implementation of administrative, physical and technological safeguards to protect the privacy of protected health information and ensure the confidentiality, integrity and availability of electronic protected health information, and create breach reporting obligations in cases of certain unauthorized uses or disclosures. While we do not believe that we are directly subject to HIPAA as either a "covered entity" or "business associate," U.S. sites at which we conduct clinical trials are likely to be covered entities and thus must ensure that they obtain adequate patient authorization or establish another basis under HIPAA to disclose a clinical trial subject's individually identifiable health information to us and other entities participating in our clinical trials. In addition to federal regulation, many U.S. states have begun to focus on efforts to regulate privacy and data security. For example, in California, the California Consumer Protection Act ("CCPA"), which went into effect on January 1, 2020 and was expanded by the California Consumer Privacy Rights Act ("CPRA"), which went into effect on January 1, 2023, collectively establishes a privacy framework for covered businesses by creating an expanded definition of personal information, establishing new data privacy rights for consumers in the State of California, imposing special rules on the collection of consumer data from minors, and creating a new and potentially severe statutory damages framework for violations and for businesses that fail to implement reasonable security procedures and practices to prevent data breaches. A separate law, the California Confidentiality of Medical Information Act, also applies to pharmaceutical companies, including requirements for written authorization to use and disclose medical information and restrictions on the circumstances under which medical information can be used for marketing purposes. Several other states have also recently enacted or are considering comprehensive data privacy and security laws. Furthermore, all fifty states, the District of Columbia, Puerto Rico, and U.S. territories have enacted data breach notification laws that require, among other things, notifications to state governments and/or the affected individuals in the event of a data breach. These various state laws differ from one another and impose significant compliance burden. Although we take measures to protect sensitive data from unauthorized access, use or disclosure, and whenever possible contractually require third-party partners to do the same, our information technology and infrastructure and those of our third-party partners may be vulnerable to attacks by hackers or viruses or breached due to employee error, malfeasance or other malicious or inadvertent disruptions. Any such breach or interruption could compromise those networks and the information stored there could be accessed by unauthorized parties, manipulated, publicly disclosed, lost or stolen. Any such access, breach, or other loss of information relating to our information technology and infrastructure or that of our third-party partners may subject us to reputation damage, increased scrutiny and liability including legal claims or proceedings and liability under federal or state laws that protect the privacy of personal information.

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Regulatory authorities in China have implemented a number of legislative and regulatory proposals concerning data protection. The PRC Cyber Security Law, which became effective in June 2017, created China's first national-level data protection for "network operators," which may include all organizations in China that provide services over the internet or another information network. The PRC Data Security Law, which took effect in September 2021, provides for a security review procedure for the data activities that may affect national security. The PRC Personal Information Protection Law, which took effect from November 2021, provides the circumstances under which a personal information processor could process personal information and the requirements for such circumstances. The PRC Personal Information Protection Law clarifies the scope of application, the definition of personal information and sensitive personal information, the legal basis of personal information processing and the basic requirements of notice and consent. The Measures for Cybersecurity Review, which took effect on February 15, 2022, provides that critical information infrastructure operators that purchase network products and services and online platform operators engaging in data processing activities that affect or may affect national security shall be subject to the cybersecurity review, and elaborates the factors to be considered when assessing the national security risks of the relevant activities. The Measures for Cybersecurity Review further stipulates that online platform operators holding personal information of over one million users shall apply with the Cybersecurity Review Office for a cybersecurity review before any public listing in a foreign country. As of the date of this annual report, we have not received any formal notice from any PRC cybersecurity regulator that we should apply for or otherwise be subject to the cybersecurity review, or subject to any investigation or received any inquiry, notice or sanction on cybersecurity review. The exact scope of "critical information infrastructure operators" under the current regulatory regime remains unclear, and the PRC government authorities may have wide discretion in the interpretation and enforcement of the applicable laws. Therefore, it is uncertain whether we would be deemed to be a critical information infrastructure operator under PRC law. If we are deemed to be a critical information infrastructure operator under the PRC cybersecurity laws and regulations, we may be subject to obligations in addition to what we have fulfilled under the PRC cybersecurity laws and regulations. In addition, on January 1, 2025, the Data Security Management Measures published by the State Council became effective. The Data Security Management Measures provide, among others, that data processors processing 'important data' should carry out risk assessments on their network data processing activities annually and submit risk assessment reports to the relevant competent departments at the provincial level or above. Important data is defined as data of specific fields, specific groups, specific regions, or of a certain level of precision and scale which, if tampered with, destroyed, leaked, illegally obtained, or misused, may directly endanger national security, the economy, social stability, and public health and safety. As there are still uncertainties regarding the enactment of new laws and regulations as well as the revision, interpretation and implementation of those existing laws and regulations, we cannot assure you that we will be able to comply with such regulations in all respects.

The Measures on Security Assessment of Cross-border Data Transfer ("Security Assessment Measures") were published on July 7, 2022, and became effective on September 1, 2022. The Security Assessment Measures specify that data controllers and/or critical information infrastructure operators will be subject to security assessment under the following circumstances: (i) data controllers exporting important data (which, under the Security Assessment Measures, is defined as data which if tampered with, damaged, leaked, or if obtained or used illegally may endanger national security, the economy, social stability, and public health and safety, etc.), (ii) critical information infrastructure operators or data controllers processing the personal information of one million people or more exporting personal information, (iii) data controllers who have exported the personal information of 100,000 people or the sensitive personal information of 10,000 people since January 1 of the previous year, or (iv) other situations provided for by the CAC that require a security assessment. As of the date of this annual report, we have not received any formal notice from any PRC cybersecurity regulator that the Company should apply for or otherwise be subject to security assessment, or subject to any investigation or received any inquiry, notice or sanction on security assessment. PRC government authorities may have wide discretion in the interpretation and enforcement of the Security Assessment Measures, including whether we have exported "important data" as defined thereunder, and thus there is uncertainty as to whether we may be subject to security assessment. Further, drafts of some of these measures have now been published, including the Measures on Security Assessment for Individual Information Cross-border Transfer (Draft for Comments) in June 2019, which may, upon enactment, require security review before transferring human health-related data out of China.

In addition, certain industry-specific laws and regulations affect the collection and transfer of personal data in China. For example, the Regulations of the PRC on the Administration of Human Genetic Resources ("HGR Regulations"), effective July 1, 2019 and amended on March 10, 2024, stipulates that use of Chinese human genetic resources ("HGR"), for the purposes of carrying out collaborative international scientific research shall be approved by the administrative department of health under the State Council. However, no approval is required for "international collaboration in clinical trials" that do not involve the export of HGR materials, provided that the two parties to the international collaboration shall file the type, quantity and usage of the HGR to be used with the administrative department of health under the State Council before clinical trials. The PRC Biosecurity Law, effective April 15, 2021 and amended on April 26, 2024, stipulates that foreign organizations and individuals, as well as institutions they establish or are the actual controllers of, must not collect or preserve HGR within the territory of China and must not provide China's HGR to overseas. The Implementation Rules for the Administrative Regulation on Human Genetic Resources ("Implementation Rules for HGR") became effective on July 1, 2023, setting out circumstances under which the provision of or granting of access to human genetic resource information to overseas organizations, individuals or agencies controlled thereby affecting public health, national security or public interest in China would be subject to security review by the Ministry of Science and Technology, including where (i) human genetic resource information of important genetic families is involved; (ii) human genetic resource information of specific regions is involved, (iii) exome sequencing and genome sequencing information resources with of a sample exceeding 500 individuals is involved; and (iv) other circumstances that may affect the public health, national security and social public interest of China. It is possible that these laws may be interpreted and applied in a manner that is inconsistent with our practices, potentially resulting in confiscation of HGR samples and associated data and administrative fines, penalties and negative publicity.

Our clinical trial programs may implicate European data privacy laws, including the General Data Protection Regulation ("GDPR") and local laws further implementing or supplementing the GDPR. The GDPR implements more stringent operational requirements for processors and controllers of personal data including requirements for such companies to be able to ensure and be able to demonstrate compliance with the GDPR. If our or our third-party partners' privacy or data security measures fail to comply with the GDPR requirements, we may be subject to litigation, regulatory investigations, enforcement notices requiring us to change the way we use personal data and/or significant fines. In addition to statutory enforcement, non-compliance can lead to compensation claims by affected individuals, negative publicity and a potential loss of business. We are also subject to European laws on personal data export, as we may transfer personal data from the E.U. (or UK) to other jurisdictions which are not considered by the European Commission to offer "adequate" protection of personal data (such as Hong Kong or the United States). Following the Schrems II decision of the European Court of Justice in 2020, there has been intensified focus on exports of personal data which do not meet the high standards of protection expected by the E.U. Certain supervisory authorities in the E.U. have now begun to take enforcement action in this area, ordering restrictions on certain transfers of personal data to third countries such as the United States. These changes could require us to make operational changes and could increase costs and may lead to governmental enforcement actions, litigation, fines and penalties or adverse publicity that could have an adverse effect on our business.

We believe, to the best of our knowledge, our business operations do not violate any of the above laws and regulations currently in force in all material aspects. We have been taking and will continue to take reasonable measures to comply with applicable data privacy, data protection and cybersecurity laws. We cannot guarantee the effectiveness of the measures undertaken by us and business partners, and such measures may still be determined as insufficient, improper, or even as user-privacy invasive, by the relevant authorities, which may result in penalties against us. Complying with all applicable laws, regulations, standards and obligations relating to data privacy, security, and transfers may cause us to incur substantial operational costs or require us to modify our data processing practices and processes. To the extent that we need to alter our business model or practices to adapt to these announcement and provisions and future regulations, laws and policies, we could incur additional expenses. We cannot assure you we can adapt our operations to it in a timely manner. Non-compliance could result in proceedings against us by data protection authorities, governmental entities or others, including class action privacy litigation in certain jurisdictions, which would subject us to significant fines, penalties, judgments and negative publicity. In addition, if our practices are not consistent or viewed as not consistent with legal and regulatory requirements, including changes in laws, regulations and standards or new interpretations or applications of existing laws, regulations and standards, we may become subject to audits, inquiries, whistleblower complaints, adverse media coverage, investigations, loss of export privileges, severe criminal or civil sanctions and reputational damage. Any of the foregoing could have a material adverse effect on our competitive position, business, financial conditions, results of operations and prospects.

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Product liability claims or lawsuits could cause us, our collaboration partners or our joint ventures to incur substantial liabilities.

We, our collaboration partners and our joint ventures face an inherent risk of product liability exposure related to the use of our drug candidates in clinical trials, sales of our or our joint ventures' products or the products we or they license from third parties. If we, our collaborators and our joint ventures cannot successfully defend against claims that the use of such drug candidates in our clinical trials or any products sold by us or our joint ventures, including savolitinib, fruquintinib, surufatinib and/or any of our drug candidates which receive regulatory approval, caused injuries, we, our collaboration partners and our joint ventures could incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in:

- decreased demand for our and our joint ventures' products;

- significant negative media attention and reputational damage;

- withdrawal of clinical trial participants;

- significant costs to defend the related litigation;

- substantial monetary awards to trial participants or patients;

- loss of revenue; and

- the inability to commercialize any drug candidates that we may develop.

Our principal insurance policies cover product liability for savolitinib, fruquintinib, surufatinib, certain prescription drugs and health supplements, property loss due to accidents or natural disasters and adverse events in clinical trials. Existing PRC laws and regulations do not require us, our collaborators or our joint ventures to have, nor do we or they, maintain liability insurance to cover product liability claims except with respect to savolitinib, fruquintinib, surufatinib, certain prescription drugs and health supplements, and liability with respect to our oncology and immunology clinical trials. Any litigation might, result in substantial costs and diversion of resources. While we maintain liability insurance for clinical trials and products, this insurance may not fully cover our potential liabilities. Inability to obtain sufficient insurance coverage at an acceptable cost or otherwise to protect against potential product liability claims could prevent or inhibit the commercialization of products that we or our collaborators develop.

An occurrence of a widespread health epidemic or other outbreaks or natural disasters could have a material adverse effect on our business, financial condition and results of operations.

Our business could be materially and adversely affected by the outbreak of a widespread health epidemic, such as COVID-19, swine flu, avian influenza, severe acute respiratory syndrome, Ebola and Zika; natural disasters, such as earthquakes, snowstorms, storm surges, floods, fires, drought and other extreme weather events and other effects of climate change; or other events, such as wars, acts of terrorism, environmental accidents, power shortages or communication interruptions. The occurrence of a disaster or a prolonged outbreak of an epidemic illness or other adverse public health developments could materially disrupt our industry and our business and operations, and have a material adverse effect on our business, financial condition and results of operations. For example, these events could cause a temporary closure of the facilities we use for our operations, significantly disrupt manufacturing and supply chain, our sales and marketing and clinical trial operations and those of our collaboration partners, and the ability to advance our research and development activities and pursue development of any of our drug candidates. Our operations could also be disrupted if any of our employees or employees of our business partners are suspected of contracting an epidemic disease, since this could require us or our business partners to quarantine some or all of these employees or disinfect the facilities used for our operations.

We may experience earnings volatility and our near-term profitability may fluctuate as we engage in strategic transactions, including acquisitions, investments, joint ventures or divestitures. If unsuccessful, such transactions may have an adverse effects on our business.

From time to time, we may pursue strategic transactions, including acquisitions, investments, joint ventures and divestitures. For example, we are continuing to actively evaluate non-core assets divestment opportunities as part of our strategy to focus on our core businesses, which include the proposed disposal of our 45% equity interest in Shanghai Hutchison Pharmaceuticals for approximately $608 million. For more information, please refer to Item 4.A. "History and Development of the Company."

When a non-core asset is sold, it typically results in a one-time gain or loss on the income statement. If the asset is sold for more than its book value, the difference is recorded as a gain, thereby boosting net income for the period. However, our non-core assets may be sold for less than book value, which would lead to a recorded loss and reduction in earnings. Divesting the non-core assets could also reduce future revenue if the assets contributed income. Any financial benefit from a divestment could be impacted if we face significant financial claims or significant post-closing price adjustments. Furthermore, the value of the assets to be divested may deteriorate while we are in the process of executing our divestment strategy, with the risk that we do not realize the anticipated benefits.

When we enter into in-licensing or collaboration agreements, we may be required to make the payment of significant "milestones" well before the relevant products reach the market, without any assurance that such investments will ultimately become profitable in the long term. Moreover, as we deploy cash for such business development opportunities, our earnings from interest income may be reduced.

Acquisitions and investments involve numerous risks such as difficulties in finding suitable partners or acquisition candidates, difficulties in obtaining financing on favorable terms, if at all, the assumption of certain known and unknown liabilities of acquired companies and difficulties in integrating operations, services, products and personnel. Joint ventures may result in issues such as conflicts in goals and corporate cultures, commercial disputes with joint venture partners as well as imbalanced contributions and benefits. Divestitures also involve numerous risks. Any divestiture could result in a dilutive impact to our future earnings and significant write-offs, including those related to goodwill and other intangible assets, which could have a material adverse effect on our results of operations and financial condition. Divestitures could also result in difficulties in the separation of operations, services, products and personnel, the diversion of management's attention from other business concerns, the disruption of our business and the potential loss of key employees. There is also no guarantee that we can complete strategic transactions in a timely manner, on a cost-effective basis, or at all, and we may not realize the expected benefits of any transaction. We may not be successful in managing these or any other significant risks that we encounter if we engage in a strategic transaction. If we are not successful in managing the risks, uncertainties and potential disruptions, a strategic transaction could have a negative impact on our business, results of operations or financial position.

We, our collaboration partners, our joint ventures and our third party contractors may be exposed to liabilities under the U.S. Foreign Corrupt Practices Act ("FCPA"), U.S. healthcare fraud and abuse laws, the Bribery Act 2010 of the United Kingdom ("U.K. Bribery Act"), and Chinese anti-corruption laws, and any determination that we or they have violated these laws could have a material adverse effect on our business or our reputation.

In the day-to-day conduct of our business, we, our collaboration partners, our joint ventures and our third party contractors are in frequent contact with persons who may be considered government officials under applicable anti-corruption, anti-bribery and anti-kickback laws, which include doctors at public hospitals in China and elsewhere. Therefore, we, our collaboration partners, our joint ventures and our third party contractors are subject to risk of violations under the FCPA, the U.K. Bribery Act, and other laws in the countries where we or they do business. We, our collaboration partners, our joint ventures and our third party contractors have operations in China, agreements with third parties in China, and we and our joint ventures make most of our sales in China. The PRC laws and regulations also strictly prohibit bribery of government officials. Our and our joint ventures' activities in China create the risk of unauthorized payments or offers of payments by the directors, employees, representatives, distributors, consultants or agents of our company, our collaboration partners, our joint ventures or our collaboration partners, even though they may not always be subject to our control. It is our policy to implement safeguards to discourage these practices by our, our collaboration partners', our joint ventures' and our collaboration partners' employees and third parties. We have implemented and adopted policies designed by the R&D-based Pharmaceutical Association Committee, an industry association representing approximately 40 global biopharmaceutical companies, to ensure compliance by us and our joint ventures and our and their directors, officers, employees, representatives, distributors, consultants and agents with the anti-corruption laws and regulations. We cannot assure you, however, that our existing safeguards are sufficient or that our, our collaboration partners', our joint ventures' or our third party contractors' directors, officers, employees, representatives, distributors, consultants and agents have not engaged and will not engage in conduct for which we may be held responsible, nor can we assure you that our business partners have not engaged and will not engage in conduct that could materially affect their ability to perform their contractual obligations to us or even result in our being held liable for such conduct. Violations of the FCPA, the U.K. Bribery Act or Chinese anti-corruption laws may result in severe criminal or civil sanctions, and we may be subject to other liabilities, which could have a material adverse effect on our business, reputation, financial condition, cash flows and results of operations.

When we or our collaboration partners begin to commercialize products in the United States and secure governmental reimbursement of our products, we and our collaboration partners also will be subject to the risk of violating U.S. federal and state healthcare fraud and abuse laws, including the Anti-Kickback Statute and the False Claims Act. These laws broadly prohibit providing or receiving kickbacks in connection with government-reimbursed healthcare items or services, as well submitting or causing the submission of false or fraudulent claims to government healthcare programs. Violations of these laws may result in severe criminal or civil sanctions and other administrative sanctions, which could have a material adverse effect on our business, reputation, financial condition, cash flows and results of operations.

Ensuring that our, our collaboration partners', our joint ventures' and our third party contractors' future business arrangements with third parties comply with applicable laws could also involve substantial costs. It is possible that governmental authorities will conclude that our business practices do not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our or our joint ventures' operations were found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant civil, criminal and administrative penalties, damages, fines, disgorgement, individual imprisonment and exclusion from government funded healthcare programs, any of which could substantially disrupt our operations. If the physicians, hospitals or other providers or entities with whom we, our collaboration partners, our joint ventures, and our third party contractors do business are found not to be in compliance with applicable laws, they may also be subject to criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs.

Our employees may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements, which could have a material adverse effect on our business.

We are exposed to the risk of employee fraud or other misconduct by our employees. Misconduct by our employees could include intentional failures to comply with applicable regulations, provide accurate information to regulatory authorities or comply with healthcare fraud and abuse laws and regulations. In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Such misconduct could also involve the improper use of information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to our reputation. We have adopted a Code of Ethics, but it is not always possible to identify and deter employee misconduct, and the precautions we have taken to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. If any such actions are instituted against us and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business and results of operations, including the imposition of significant fines or other sanctions.

If we or our joint ventures fail to comply with environmental, health and safety laws and regulations, we or they could become subject to fines or penalties or incur costs that could have a material adverse effect on the success of our business.

We and our joint ventures are subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous materials and wastes. Our operations involve the use of hazardous and flammable materials, including chemical materials. Our operations also produce hazardous waste products. We and our joint ventures are therefore subject to PRC laws and regulations concerning the discharge of waste water, gaseous waste and solid waste during our manufacturing processes. We and our joint ventures are required to establish and maintain facilities to dispose of waste and report the volume of waste to the relevant government authorities, which conduct scheduled or unscheduled inspections of our facilities and treatment of such discharge. We and our joint ventures may not at all times comply fully with environmental regulations. Any violation of these regulations may result in substantial fines, criminal sanctions, revocations of operating permits, shutdown of our facilities and obligation to take corrective measures. We and our joint ventures generally contract with third parties for the disposal of these materials and waste. We and our joint ventures cannot eliminate the risk of contamination or injury from these materials. In the event of contamination or injury resulting from the use of hazardous materials, we and/or our joint ventures could be held liable for any resulting damages, and any liability could exceed our resources. We and/or our joint ventures also could incur significant costs associated with civil or criminal fines and penalties.

Although we and our joint ventures maintain workers' compensation insurance to cover costs and expenses incurred due to on-the-job injuries to our employees and third-party liability insurance for injuries caused by unexpected seepage, pollution or contamination, this insurance may not provide adequate coverage against potential liabilities. Furthermore, the PRC government may take steps towards the adoption of more stringent environmental regulations. Due to the possibility of unanticipated regulatory or other developments, the amount and timing of future environmental expenditures may vary substantially from those currently anticipated. If there is any unanticipated change in the environmental regulations, we and our joint ventures may need to incur substantial capital expenditures to install, replace, upgrade or supplement our equipment or make operational changes to limit any adverse impact or potential adverse impact on the environment in order to comply with new environmental protection laws and regulations. If such costs become prohibitively expensive, we may be forced to cease certain aspects of our or our joint ventures' business operations.

We rely significantly on information technology and any failure, inadequacy, interruption or security lapse of that technology, including any cybersecurity incidents, could harm our ability to operate our business effectively.

We are heavily dependent on critical, complex and interdependent information technology systems, including internet-based systems, to support our business processes. Our information technology system security is continuously reviewed, maintained and upgraded in response to possible security breach incidents. Despite the implementation of these measures, our information technology systems and those of third parties with which we contract are vulnerable to damage from external or internal security incidents, breakdowns, malicious intrusions, cybercrimes, including State-sponsored cybercrimes, malware, misplaced or lost data, programming or human errors or other similar events. System failures, accidents or security breaches could cause interruptions in our operations and could result in inappropriately accessed, tampered with, modified or stolen scientific data or a material disruption of our clinical activities and business operations, in addition to possibly requiring substantial expenditures of resources to remedy. Such event could significantly harm our Oncology/Immunology operations, including resulting in the loss of clinical trial data which could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. Such events could also lead to the loss of important information such as trade secrets or other intellectual property and could accelerate the development or manufacturing of competing products by third parties. To the extent that any disruption or security breach were to result in a loss of, or damage to, our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur liability and our research and development programs and the development of our drug candidates could be delayed.

We have granted, and may continue to grant, options, long-term incentive scheme ("LTIP") awards and other types of awards under our 2015 Option Scheme and our LTIP (collectively, the "Schemes"), which may result in increased share-based compensation expenses and give rise to potential employment related disputes.

We have adopted the Options Schemes and LTIP for the purpose of granting share-based compensation awards to certain management, directors, employees and other eligible grantees as a means to retain, incentivize, reward, remunerate, compensate and/or provide benefits to eligible grantees. We recognized share-based compensation expenses of $30.6 million, $36.6 million and $21.6 million for the years ended December 31, 2022, 2023 and 2024, respectively, in our consolidated financial statements in accordance with US GAAP.

We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based compensation in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations. We may re-evaluate the vesting schedules, exercise price or other key terms applicable to the grants under our currently effective Schemes from time to time, which may result in a substantial change in our share-based compensation expenses in the reporting periods. In addition, we could in the future become involved in disputes or legal proceedings with our employees or former employees on employment related matters (including disputes on the entitlement of options, awards and other share-based compensation or in connection with the employees' incentive or compensation arrangements). If such disputes or legal proceedings arise, there can be no assurance that we will prevail in them, and in any event defending against these disputes or legal proceedings could cause us to incur legal and other costs. Any adverse outcome of these disputes or legal proceedings could have a material adverse effect on our reputation, business and results of operations.

For more information on the Schemes, please refer to Item 6.B. "Compensation—Equity Compensation Schemes and Other Benefit Plans."

The PRC's economic, political and social conditions, as well as governmental policies, could affect the business environment and financial markets in China, our ability to operate our business, our liquidity and our access to capital.

Substantially all of our and our joint ventures' business operations are conducted in China. Accordingly, our results of operations, financial condition and prospects are subject to economic, political and legal developments in China to a significant degree. China's economy differs from the economies of developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. If the business environment in China deteriorates from the perspective of domestic or international investors, our or our joint ventures' business in China may also be adversely affected.

Although the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also exercises significant control over China's economic growth by allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, regulating financial services and institutions and providing preferential treatment to particular industries or companies. See also "The PRC government exerts substantial influence over the manner in which we conduct our business activities. Its oversight and discretion over our business could result in a material adverse change in our operations and the value of our ordinary shares and ADSs. Changes in laws, regulations and policies in China and uncertainties with respect to the PRC legal system could materially and adversely affect us. In addition, rules and regulations in China can change quickly with little advance notice."

While the PRC economy has experienced significant growth in the past 40 years, growth has been uneven across different regions and among various economic sectors of China. The PRC government has implemented various measures to encourage economic development and guide the allocation of resources. Some of these measures benefit the overall PRC economy, but may have a negative effect on us or our joint ventures. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to us or our joint ventures.

The PRC government exerts substantial influence over the manner in which we conduct our business activities. Its oversight and discretion over our business could result in a material adverse change in our operations and the value of our ordinary shares and ADSs. Changes in laws, regulations and policies in China and uncertainties with respect to the PRC legal system could materially and adversely affect us. In addition, rules and regulations in China can change quickly with little advance notice.

We conduct a substantial portion of our business through our subsidiaries and joint ventures in China. PRC laws and regulations govern our and their operations in China. The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. For example, the PRC government has recently published new policies that significantly affected certain industries such as the education and internet industries, and we cannot rule out the possibility that it will in the future release regulations or policies regarding our industry that could adversely affect our business, financial condition and results of operations. See also "The PRC's economic, political and social conditions, as well as governmental policies, could affect the business environment and financial markets in China, our ability to operate our business, our liquidity and our access to capital." and "The PRC government has increasingly strengthened oversight in offerings conducted overseas or on foreign investment in China-based issuers, which could result in a material change in our operations and our ordinary shares and ADSs could decline in value or become worthless."

Our ability to operate in China may be harmed by changes in its laws and regulations. The central or local governments may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations. For instance, regulations introduced by the NMPA concerning drug inspection, investigation, evidence collection and disposal are relatively new, and because of the limited volume of published judicial decisions, which are non-binding in nature, the interpretation and enforcement of these laws and regulations are uncertain. In addition, the implementation of laws and regulations may be in part based on government policies and internal rules that are subject to the interpretation and discretion of different government agencies (some of which are not published on a timely basis or at all) that may have a retroactive effect. As a result, we may not be aware of our, our collaboration partners' or our joint ventures' violation of these policies and rules until sometime after the violation. The imposition of new regulations or interpretations of existing regulations can occur quickly with little advance notice. We may incur penalties for any failure to comply with PRC laws and regulations. In addition, any litigation in China, regardless of outcome, may be protracted and result in substantial costs and diversion of resources and management attention. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy.

For further information regarding government regulation in China and other jurisdictions, see Item 4.B. "Business Overview—Regulations—Government Regulation of Pharmaceutical Product Development and Approval—PRC Regulation of Pharmaceutical Product Development and Approval," "Business Overview—Regulations—Coverage and Reimbursement—PRC Coverage and Reimbursement" and "Business Overview—Regulations—Other Healthcare Laws—Other PRC Healthcare Laws."

The PRC government has increasingly strengthened oversight in offerings conducted overseas or on foreign investment in China-based issuers, which could result in a material change in our operations and our ordinary shares and ADSs could decline in value or become worthless.

The PRC government has indicated an intent to take actions to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. For example, on July 6, 2021, the relevant PRC government authorities made public the Opinions on Strictly Scrutinizing Illegal Securities Activities in Accordance with the Law (the "Opinions"). These Opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision of overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies.

On February 17, 2023, the CSRC issued the Notice on Filing Arrangements for Overseas Securities Offering and Listing by Domestic Companies (the "**CSRC Filing Notice**"), stating that the CSRC has published the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the "**Trial Measures**") and five supporting guidelines (the "**Listing Guidelines**"), collectively the Trial Measures and Listing Guidelines. Among others, the Trial Measures and Listing Guidelines provide that overseas offerings and listings by PRC domestic companies shall:

(i) require submission of relevant materials that contain a filing report and a legal opinion, providing truthful, accurate and complete information on matters including but not limited to the shareholders of the issuer. Where the filing documents are complete and in compliance with stipulated requirements, the CSRC shall, within 20 working days after receipt of filing documents, conclude the filing procedure and publish filing results on the CSRC website. Where filing documents are incomplete or do not conform to stipulated requirements, the CSRC shall request supplementation and amendment thereto within five working days after receipt of the filing documents. The issuer should then complete supplementation and amendment within 30 working days;

(ii) abide by laws, administrative regulations and relevant state rules concerning foreign investment in China, state-owned asset administration, industry regulation and outbound investment, and shall not disrupt the PRC domestic market order, harm state or public interests or undermine the lawful rights and interests of PRC domestic investors;

(iii) abide by national secrecy laws and relevant provisions. Necessary measures shall be taken to fulfill confidentiality obligations. Divulgence of state secrets or working secrets of government agencies is strictly prohibited. Provision of personal information and important data, etc., to overseas parties in relation to overseas offering and listing of PRC domestic companies shall be in compliance with applicable laws, administrative regulations and relevant state rules; and

(iv) be made in strict compliance with relevant laws, administrative regulations and rules concerning national security in the spheres of foreign investment, cybersecurity, data security, etc., and issuers shall duly fulfill their obligations to protect national security. If the intended overseas offering and listing necessitates a national security review, relevant security review procedures shall be completed according to the law before the application for such offering and listing is submitted to any overseas parties such as securities regulatory agencies and trading venues;

The Trial Measures came into effect on March 31, 2023. PRC domestic companies seeking to offer and list securities (which, for the purposes of the Trial Measures, are defined thereunder as equity shares, depository receipts, corporate bonds convertible to equity shares, and other equity securities that are offered and listed overseas, either directly or indirectly, by PRC domestic companies) in overseas markets, either via direct or indirect means, must file with the CSRC within three working days after their application for an overseas listing is submitted.

The Trial Measures provide that where a PRC domestic company seeks to indirectly offer and list securities in overseas markets, the issuer shall designate a major domestic operating entity, which shall, as the domestic entity responsible, file with the CSRC. The Trial Measures stipulate that an overseas listing will be determined as "indirect" if the issuer meets both of the following conditions: (1) 50% or more of any of the issuer's operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent accounting year are accounted for by PRC domestic companies ("**Condition I**"), and (2) the main parts of the issuer's business activities are conducted in the PRC, or its main places of business are located in the PRC, or the senior managers in charge of its business operations and management are mostly Chinese citizens or domiciled in the PRC ("**Condition II**"); whether Chinese citizens from Taiwan, Hong Kong, and Macau are included in the foregoing specification is not specified. The determination as to whether or not an overseas offering and listing by PRC domestic companies is indirect shall be made on a 'substance over form' basis. The Listing Guidelines further stipulate that if an issuer not satisfying Condition I submits an application for issuance and listing in overseas markets in accordance with relevant non-PRC issuance regulations requiring such issuer to disclose risk factors mainly related to the PRC, the securities firm(s) and the issuer's PRC counsel should follow the principle of 'substance over form' in order to identify and argue whether the issuer should complete a filing under the Trial Measures.

Subsequent securities offerings of an issuer in (i) the same overseas market where it has previously offered and listed securities, and (ii) an overseas market other than one where the issuer has previously offered and listed securities shall be filed with the CSRC within three working days after offerings are completed. Additionally, the Trial Measures stipulate that after an issuer has offered and listed securities in an overseas market, the issuer shall submit a report to the CSRC within three working days after the occurrence and public disclosure of (i) a change of control thereof, (ii) investigations of or sanctions imposed on the issuer by overseas securities regulators or relevant competent authorities, (iii) changes of listing status or transfers of listing segment, and (iv) a voluntary or mandatory delisting.

The CSRC Filing Notice states that, beginning from March 31, 2023, PRC domestic enterprises which have already issued and listed securities overseas and fall within the scope of filing under the Trial Measures shall be considered "existing enterprises" ("**Existing Listed Enterprises**"). Existing Listed Enterprises are not required to complete filings immediately; rather, Existing Listed Enterprises should complete filings if they are subsequently involved in matters require filings, such as follow-on financing activities, in accordance with the Trial Measures.

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There is a possibility that we may be deemed as an Existing Listed Enterprise as defined under the CSRC Filing Notice, and that future offerings of listed securities or listings outside China by us may be subject to CSRC filing requirements in accordance with the Trial Measures. Given that the Trial Measures and Listing Guidelines have been introduced recently, and that there remain substantial uncertainties surrounding the enforcement thereof, we cannot assure you that, if required, we would be able to complete the filings and fully comply with the relevant new rules on a timely basis, if at all.

In addition, the Measures for Cybersecurity Review, which took effect on February 15, 2022, requires, among others, prior cybersecurity review for online platform operators holding over one million users' personal information before any public listing in a foreign country. The Measures on Security Assessment of Cross-border Data Transfer, effective on September 1, 2022, specify that data controllers and/or critical information infrastructure operators will be subject to security assessment. There remain uncertainties as to whether such measures are applicable to our business. See also "We are subject to stringent privacy and cybersecurity laws, information security policies and contractual obligations related to data privacy and security, and we may be exposed to risks related to our management of the medical data of subjects enrolled in our clinical trials and other personal or sensitive information."

On February 24, 2023, the CSRC and other PRC governmental authorities jointly issued the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies (the "Confidentiality Provisions"), which came into effect on March 31, 2023. According to the Confidentiality Provisions, PRC domestic companies that directly or indirectly conduct overseas offerings and listings shall strictly abide by the laws and regulations on confidentiality when providing or publicly disclosing, whether directly or through their overseas listed entities, materials to securities services providers. In the event such materials contain state secrets or working secrets of government agencies, PRC domestic companies shall first obtain approval from authorities, and file with the secrecy administrative department at the same level with the approving authority; in the event that such materials, if divulged, will jeopardize national security or public interest, PRC domestic companies shall comply with procedures stipulated by national regulations. PRC domestic companies shall also provide a written statement of the specific sensitive information provided when providing materials to securities service providers, and such written statements shall be retained for inspection. Interpretation and implementation of the Confidentiality Provisions remain substantially uncertain.

If (i) we mistakenly conclude that certain regulatory filings, permissions and approvals are not required or (ii) applicable laws, regulations, or interpretations change and (iii) we are required to obtain such filings, permissions or approvals in the future, we may be unable to obtain them in a timely manner, or at all, and such filings, permissions or approvals may be denied or rescinded even if obtained. We may face adverse actions or sanctions by the CSRC or other PRC regulatory agencies if we are unable to comply with such requirements, which may result in fines and penalties, restrictions on our operations, having to delist from a stock exchange outside of China, the halting of securities offerings to foreign investors and other actions that could materially and adversely affect our operations and the interest of our investors and cause a significant depreciation in the price of our ordinary shares and ADSs.

Certain PRC regulations may make it more difficult for us to pursue growth through acquisitions. Any failure or perceived failure by us to comply with PRC anti-monopoly laws and regulations may result in governmental investigations or enforcement actions, litigation or claims against us and could have an adverse effect on our business, financial condition and results of operations.

We may pursue potential strategic acquisitions that are complementary to our business and operations. In doing so, we will be subject to a variety of PRC anti-monopoly laws. The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors ("M&A Rules"), adopted by six PRC regulatory agencies in 2006 and amended in 2009, established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. For example, the M&A Rules require that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise if (i) any important industry is concerned, (ii) such transaction involves factors that have or may have impact on the national economic security or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand. The approval from the MOFCOM must be obtained in circumstances where overseas companies established or controlled by PRC enterprises or residents acquire affiliated domestic companies. Mergers, acquisitions or contractual arrangements that allow one market player to take control of or to exert decisive impact on another market player must also be notified in advance to the SAMR when the threshold under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings ("Prior Notification Rules"), issued by the State Council in 2008 and amended in 2018 and 2024, is triggered. PRC national security review rules, which became effective in September 2011, require a strict review of (a) mergers and acquisitions by foreign investors that raise "national defense and security" concerns and (b) mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise "national security" concerns. The rules also prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement.

Further, the Measures for the Security Review of Foreign Investments promulgated by the NDRC and MOFCOM, which became effective from January 2021, require that a security review by relevant governmental authorities must be conducted for foreign investments that affect or may affect national security in accordance with the provisions thereunder.

The PRC anti-monopoly enforcement agencies have in recent years strengthened enforcement under the PRC Anti-Monopoly Law. In March 2018, the SAMR was formed as a new governmental agency to take over, among other things, the anti-monopoly enforcement functions from the relevant departments under the MOFCOM, the NDRC and SAMR. Since its inception, the SAMR has continued to strengthen anti-monopoly enforcement. In November 2021, the State Council inaugurated the National Anti-Monopoly Bureau, which aims to further implement fair competition policies and strengthen anti-monopoly supervision in the PRC, particularly to strengthen oversight and law enforcement in areas involving innovation, science and technology, information security and people's livelihoods.

SAMR issued the Provisions on Prohibition of the Abuse of Market Dominance on March 10, 2023, which came into effect on April 15, 2023, pursuant to which an abuse of market dominance determined by the SAMR shall satisfy all the following criteria: (i) the business operator is dominating the market; (ii) the business operator has eliminated or restricted competition; (iii) the business operator has no legitimate reason to carry out such acts; and (iv) such acts by the business operator have an impact on elimination or restriction of market competition. Pursuant to the Provisions on Prohibition of Monopoly Agreements issued by SAMR and effective from April 15, 2023, entering into monopolistic agreements, which means agreements or concerted practices to eliminate or restrict competition, is prohibited, unless such agreements satisfy the specific exemptions prescribed in the Anti-Monopoly Law, such as improving technologies or increasing the efficiency and competitiveness of small and medium-sized undertakings. If business operators fail to comply with the Anti-Monopoly Law or other relevant regulations, they may be ordered to cease business activities, unwind transactions, and be subject to confiscation of unlawful profits and fines.

Complying with the requirements of these regulations when pursuing acquisitive transactions could be time-consuming, and any required approval processes, including obtaining approval or clearance from the MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share. Due to the enhanced enforcement of the Anti-Monopoly Law, we may receive greater scrutiny and attention from regulators and more frequent and rigid investigations or review by regulators, which may increase our compliance costs and subject us to heightened risks and challenges. In addition, there are significant uncertainties on the evolving legislative activities and varied local implementation practices of anti-monopoly and competition laws and regulations in China. The amended Anti-Monopoly Law, published in October 2021 in draft form for public comment, became effective in August 2022. It imposes a higher regulatory requirement to complete an acquisitive transaction. Any failure or perceived failure by us to comply with the anti-monopoly laws and regulations may result in governmental investigations or enforcement actions, lawsuits or claims against us and could have an adverse effect on our business, financial condition and results of operations. See also "Risks Relating to Sales of Our Internally Developed Drugs and Other Drugs—We may engage in strategic transactions, including acquisitions, investments, joint ventures or divestitures that may have an adverse effect on our business. If we engage in a strategic transaction, there is no assurance that the transaction will be consummated."

Restrictions on currency exchange may limit our ability to receive and use our revenue effectively.

Substantially all of our revenue is denominated in renminbi, which currently is not a freely convertible currency. A portion of our revenue may be converted into other currencies to meet our foreign currency obligations, including, among others, payments of dividends declared, if any, in respect of our ordinary shares or ADSs. Under China's existing foreign exchange regulations, our subsidiaries and joint ventures are able to pay dividends in foreign currencies or convert renminbi into other currencies for use in operations without prior approval from the PRC State Administration of Foreign Exchange ("SAFE"), by complying with certain procedural requirements. However, we cannot assure you that the PRC government will not take future measures to restrict access to foreign currencies for current account transactions.

Our PRC subsidiaries' and joint ventures' ability to obtain foreign exchange is subject to significant foreign exchange controls and, in the case of amounts under the capital account, requires the approval of and/or registration with PRC government authorities, including the SAFE. In particular, if we finance our PRC subsidiaries or joint ventures by means of foreign debt from us or other foreign lenders, the amount is not allowed to exceed either the cross-border financing risk weighted balance calculated based on a formula by the PBOC or the difference between the amount of total investment and the amount of the registered capital. Further, such loans must be filed with and registered with the SAFE or their local branches and the National Development and Reform Commission (if applicable). If we finance our PRC subsidiaries or joint ventures by means of additional capital contributions, the amount of these capital contributions must first be filed with the relevant government approval authority. These limitations could affect the ability of our PRC subsidiaries and joint ventures to obtain foreign exchange through debt or equity financing.

Our business benefits from certain PRC government tax incentives. Any changes to the tax incentives, or our PRC subsidiaries/joint ventures failing to continuously meet the criteria for these incentives, could have a material adverse effect on our operating results by significantly increasing our tax expenses.

Certain of our PRC subsidiaries and a joint venture have been granted High and New Technology Enterprise ("HNTE"), status by the relevant PRC authorities. This status allows the relevant enterprise to enjoy a reduced Enterprise Income Tax ("EIT"), rate at 15% on its taxable profits. For the duration of its HNTE grant, the relevant PRC enterprise must continue to meet the relevant HNTE criteria or else the 25% standard EIT rate will be applied from the beginning of the calendar year when the enterprise fails to meet the relevant criteria. If the rules for such incentives are amended, it would be uncertain whether any criteria as amended can be met, in which case the higher EIT rate may apply resulting in increased tax burden which will impact our business, financial condition, results of operations and growth prospects.

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We may be treated as a resident enterprise for PRC Tax purposes under China's Enterprise Income Tax Law and Implementation Rules ("EIT Law"), and our global income may therefore be subject to PRC income tax.

China's EIT Law defines the term "de facto management bodies" as "bodies that substantially carry out comprehensive management and control on the business operation, employees, accounts and assets of enterprises." Under the EIT Law, an enterprise incorporated outside of China whose "de facto management bodies" are located in China is considered a "resident enterprise" and will be subject to a uniform 25% EIT rate on its global income. On April 22, 2009, China's State Administration of Taxation ("SAT"), in the Notice Regarding the Determination of Chinese - Controlled Offshore - Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, further specified certain criteria for the determination of what constitutes "de facto management bodies." If all of these criteria are met, the relevant foreign enterprise may be regarded to have its "de facto management bodies" located in China and therefore be considered a resident enterprise in China. These criteria include: (i) the enterprise's day - to - day operational management is primarily exercised in China; decisions relating to the enterprise's financial and human resource matters are made or subject to approval by organizations or personnel in China; (ii) the enterprise's primary assets, accounting books and records, company seals, and board and shareholders' meeting minutes are located or maintained in China; and (iii) 50% or more of voting board members or senior executives of the enterprise habitually reside in China. Although Circular 82 only applies to foreign enterprises that are majority - owned and controlled by PRC enterprises, not those owned and controlled by foreign enterprises or individuals, the determining criteria set forth in Circular 82 may be adopted by the PRC tax authorities as the test for determining whether the enterprises are PRC tax residents, regardless of whether they are majority - owned and controlled by PRC enterprises.

Except for our PRC subsidiaries and joint ventures incorporated in China, we believe that none of our entities incorporated outside of China is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities, and uncertainties remain with respect to the interpretation of the term "de facto management body."

If we are treated as a PRC tax resident, dividends distributed by us to our non-PRC shareholders and ADS holders or any gains realized by non-PRC shareholders and ADS holders from the transfer of our shares or ADSs may be subject to PRC tax.

Under the EIT Law, dividends payable by a PRC enterprise to its foreign investor who is (i) a non-PRC resident enterprise with no office or premises established in China, or (ii) a non-PRC resident enterprise with an office or premises established in China but whose income (i.e. dividends received) has no de facto relationship with said office or premises, as well as gains on transfers of shares of a PRC enterprise by such a foreign investor will generally be subject to a 10% withholding tax, unless such non-PRC resident enterprise's jurisdiction of tax residency has an applicable tax treaty with the PRC that provides for an exemption or a reduced rate of withholding tax.

If the PRC tax authorities determine that we should be considered a PRC resident enterprise for EIT purposes, any dividends payable by us to our non-PRC resident enterprise shareholders or ADS holders, as well as gains realized by such investors from the transfer of our shares or ADSs may be subject to a 10% withholding tax. Furthermore, if we are considered a PRC resident enterprise for EIT purposes, it is unclear whether our non-PRC individual shareholders (including our ADS holders) would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders. If any PRC tax were to apply to dividends or gains realized by non-PRC individuals, it would generally apply at a rate of up to 20% (which in the case of dividends may be withheld at source). The foregoing rates may be reduced by an applicable tax treaty, but it is unclear if a non-PRC resident shareholder or ADS holder would be able to obtain in practice the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. If dividends payable to our non-PRC resident shareholders, or gains from the transfer of our shares or ADSs by such shareholders are subject to PRC tax, the value of your investment in our shares or ADSs may decline significantly.

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There is uncertainty regarding the PRC withholding tax rate that will be applied to distributions from our PRC subsidiaries and joint ventures to their respective Hong Kong immediate holding companies, which could have a negative impact on our business.

The EIT Law provides that a withholding tax at the rate of 10% is applicable to dividends payable by a PRC resident enterprise to investors who are "non - resident enterprises" (i.e., that do not have an establishment or place of business in the PRC or that have such establishment or place of business but the relevant dividend is not effectively connected with the establishment or place of business). However, pursuant to Article 10.2(1) (the "Article") of the Arrangement between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income (the "Arrangement"), withholding tax at a reduced rate of 5% may be applicable to dividends payable by PRC resident enterprises to beneficial owners of the dividends that are Hong Kong tax residents if certain requirements are met. There is uncertainty regarding whether the PRC tax authorities will consider us to be eligible to the reduced tax rate. If the Article is deemed not to apply to dividends payable by our PRC subsidiaries and joint ventures to their respective Hong Kong immediate holding companies that are ultimately owned by us, the withholding tax rate applicable to us will be the statutory rate of 10% instead of 5% which may potentially impact our business, financial condition, results of operations and growth prospects.

Any failure to comply with PRC regulations regarding our employee equity incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions, which could adversely affect our business, financial condition and results of operations.

In February 2012, the SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plans of Overseas Publicly Listed Companies. Based on this regulation, PRC residents who are granted shares or share options by a company listed on an overseas stock market under its employee share option or share incentive plan are required to register with the SAFE or its local counterparts by following certain procedures. We and our employees who are PRC residents and individual beneficial owners who have been granted shares or share options have been subject to these rules due to our listing on the AIM market, Nasdaq and SEHK. We have registered the option scheme and the share incentive plan and will continue to assist our employees to register their share options or shares. However, any failure of our PRC individual beneficial owners and holders of share options or shares to comply with the SAFE registration requirements in the future may subject them to fines and legal sanctions and may, in rare instances, limit the ability of our PRC subsidiaries to distribute dividends to us.

In addition, the SAT has issued circulars concerning employee share options or restricted shares. Under these circulars, employees working in the PRC who exercise share options, or whose restricted shares vest, will be subject to PRC individual income tax. The PRC subsidiaries of an overseas listed company have obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income tax of those employees related to their share options or restricted shares. Although the PRC subsidiaries currently withhold individual income tax from the PRC employees in connection with their exercise of share options, if they fail to report and pay the tax withheld according to relevant laws, rules and regulations, the PRC subsidiaries may face sanctions imposed by the tax authorities or other PRC government authorities.

We may be involved in litigation, legal disputes, claims or administrative proceedings which could be costly and time-consuming to resolve.

We may become subject, from time to time, to legal proceedings and claims that arise in the ordinary course of business or pursuant to governmental or regulatory enforcement activity. Any litigation or proceeding to which we become a party might result in substantial costs and divert management's attention and resources. Furthermore, any litigation, legal disputes, claims or administrative proceedings which are initially not of material importance may escalate and become important to us due to a variety of factors, such as changes in the facts and circumstances of the cases, the likelihood of loss, the monetary amount at stake and the parties involved. Our insurance might not cover claims brought against us, provide sufficient payments to financially cover all of the costs to resolve such claims or continue to be available on terms acceptable to us.

The political relationships between China and other countries may affect our business operations.

We conduct our business primarily through our subsidiaries and joint ventures in China, but we also have clinical operations in the United States and other foreign jurisdictions. As a result, China's political relationships with the United States and other jurisdictions may affect our business operations. There can be no assurance that our clinical trial participants or customers will not alter their perception of us or their preferences as a result of adverse changes to the state of political relationships between China and the relevant foreign jurisdictions. Any tensions and political concerns between China and the relevant foreign jurisdictions may adversely affect our business, financial condition, results of operations, cash flows and prospects.

Risks Relating to Intellectual Property

If we, our joint ventures or our collaboration partners are unable to protect our or their products and drug candidates through intellectual property rights, our competitors may compete directly against us or them.

Our success depends, in part, on our, our joint venture partners' and our collaboration partners' ability to protect our and our joint ventures' and our collaboration partners' products and drug candidates from competition by establishing, maintaining and enforcing our or their intellectual property rights. We, our joint ventures and our collaboration partners seek to protect the products and technology that we and they consider commercially important by filing PRC and international patent applications, relying on trade secrets or pharmaceutical regulatory protection or employing a combination of these methods. As of December 31, 2024, we had 295 issued patents, including 29 PRC patents, 29 U.S. patents and 12 European patents, 347 patent applications pending in major market jurisdictions, and 7 pending Patent Cooperation Treaty ("PCT"), patent applications relating to the drug candidates of our Oncology/Immunology operations. For more details, see Item 4.B. "Business Overview—Patents and Other Intellectual Property." Patents may become invalid and patent applications may not be granted for a number of reasons, including known or unknown prior art, deficiencies in the patent application or the lack of originality of the technology. In addition, the PRC and the United States have adopted the "first-to-file" system under which whoever first files an invention patent application will be awarded the patent. Under the first-to-file system, third parties may be granted a patent relating to a technology which we invented. Furthermore, the terms of patents are finite. The patents we hold and patents to be issued from our currently pending patent applications generally have a twenty-year protection period starting from the date of application.

We, our joint ventures and/or our collaboration partners may become involved in patent litigation against third parties to enforce our or their patent rights, to invalidate patents held by such third parties, or to defend against such claims. A court may refuse to stop the other party from using the technology at issue on the grounds that our or our joint ventures' patents do not cover the third-party technology in question. Further, such third parties could counterclaim that we or our joint ventures infringe their intellectual property or that a patent we, our joint ventures or our collaboration partners have asserted against them is invalid or unenforceable. In patent litigation, defendant counterclaims challenging the validity, enforceability or scope of asserted patents are commonplace. In addition, third parties may initiate legal proceedings against us or our intellectual property to assert such challenges to our intellectual property rights.

The outcome of any such proceeding is generally unpredictable. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness or non-enablement. Patents may be unenforceable if someone connected with prosecution of the patent withheld relevant information or made a misleading statement during prosecution. It is possible that prior art of which we, our joint ventures or our collaboration partners and the patent examiner were unaware during prosecution exists, which could render our or their patents invalid. Moreover, it is also possible that prior art may exist that we, our joint ventures or our collaboration partners are aware of but do not believe is relevant to our or their current or future patents, but that could nevertheless be determined to render our patents invalid. The cost to us or our joint ventures of any patent litigation or similar proceeding could be substantial, and it may consume significant management time. We and our joint ventures do not maintain insurance to cover intellectual property infringement.

An adverse result in any litigation proceeding could put one or more of our or our joint ventures' patents at risk of being invalidated or interpreted narrowly. If a defendant were to prevail on a legal assertion of invalidity or unenforceability of our patents covering one of our or our joint ventures' products or our drug candidates, we could lose at least part, and perhaps all, of the patent protection covering such product or drug candidate. Competing drugs may also be sold in other countries in which our or our joint ventures' patent coverage might not exist or be as strong. If we lose a foreign patent lawsuit, alleging our or our joint ventures' infringement of a competitor's patents, we could be prevented from marketing our drugs in one or more foreign countries. Any of these outcomes would have a materially adverse effect on our business.

Intellectual property and confidentiality legal regimes in China may not afford protection to the same extent as in the United States or other countries. Implementation and enforcement of PRC intellectual property laws may be deficient and ineffective. Policing unauthorized use of proprietary technology is difficult and expensive, and we or our joint ventures may need to resort to litigation to enforce or defend patents issued to us or them or to determine the enforceability, scope and validity of our proprietary rights or those of others. The experience and capabilities of PRC courts in handling intellectual property litigation varies, and outcomes are unpredictable. Further, such litigation may require a significant expenditure of cash and may divert management's attention from our or our joint ventures' operations, which could harm our business, financial condition and results of operations. An adverse determination in any such litigation could materially impair our or our joint ventures' intellectual property rights and may harm our business, prospects and reputation.

Developments in patent law could have a negative impact on our business.

From time to time, authorities in the United States, China, Europe and Japan and other government authorities may change the standards of patentability, and any such changes could have a negative impact on our business. For example, in the United States, the Leahy-Smith America Invents Act ("America Invents Act"), which was signed into law in 2011, includes a number of significant changes to U.S. patent law. These changes include a transition from a "first-to-invent" system to a "first-to-file" system, changes to the way issued patents are challenged, and changes to the way patent applications are disputed during the examination process. As a result of these changes, patent law in the United States may favor larger and more established companies that have greater resources to devote to patent application filing and prosecution. The U.S. Patent and Trademark Office ("USPTO"), has developed regulations and procedures to govern the full implementation of the America Invents Act, and many of the substantive changes to patent law associated with the America Invents Act, and, in particular, the first-to-file provisions became effective on March 16, 2013. Substantive changes to patent law associated with the America Invents Act, including continually developing case law, may affect our ability to obtain patents, and if obtained, to enforce or defend them. Accordingly, it is not clear what, if any, impact the America Invents Act will have on the cost of prosecuting our or our joint ventures' patent applications and our or their ability to obtain patents based on our or our joint ventures' discoveries and to enforce or defend any patents that may issue from our or their patent applications, all of which could have a material adverse effect on our business.

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If we are unable to maintain the confidentiality of our, our collaboration partners' and our joint ventures' trade secrets, the business and competitive position of ourselves and our joint ventures may be harmed.

In addition to the protection afforded by patents and the PRC's State Secret certification, we, our collaboration partners and our joint ventures rely upon unpatented trade secret protection, unpatented know-how and continuing technological innovation to develop and maintain our competitive position. We seek to protect our, our collaboration partners' and our joint ventures' proprietary technology and processes, in part, by entering into confidentiality agreements with our and their collaborators, scientific advisors, employees and consultants, and invention assignment agreements with our and their consultants and employees. We, our collaboration partners and our joint ventures may not be able to prevent the unauthorized disclosure or use of our or their technical know-how or other trade secrets by the parties to these agreements, however, despite the existence generally of confidentiality agreements and other contractual restrictions. If any of the collaborators, scientific advisors, employees and consultants who are parties to these agreements breaches or violates the terms of any of these agreements, we and our joint ventures may not have adequate remedies for any such breach or violation, and we, our collaboration partners could lose our trade secrets as a result. Enforcing a claim that a third-party illegally obtained and is using our or our joint ventures' trade secrets, like patent litigation, is expensive and time consuming, and the outcome is unpredictable. In addition, courts in China and other jurisdictions outside the United States are sometimes less prepared or willing to protect trade secrets.

The trade secrets of our company, our collaboration partners and our joint ventures could otherwise become known or be independently discovered by our or their competitors. For example, competitors could purchase our drugs and attempt to replicate some or all of the competitive advantages we derive from our development efforts, willfully infringe our intellectual property rights, design around our protected technology or develop their own competitive technologies that fall outside of our intellectual property rights. If any of our, our collaboration partners' or our joint ventures' trade secrets were to be lawfully obtained or independently developed by a competitor, we and our joint ventures would have no right to prevent them, or others to whom they communicate it, from using that technology or information to compete against us or our joint ventures. If our or our joint ventures' trade secrets are unable to adequately protect our business against competitors' drugs, our competitive position could be adversely affected, as could our business.

We, our collaboration partners and our joint ventures are dependent on trademark and other intellectual property rights licensed from others. If we lose our licenses for any of our products, we, our collaboration partners or our joint ventures may not be able to continue developing such products or may be required to change the way we market such products.

We, our collaboration partners and our joint ventures are parties to licenses that give us or them rights to third-party intellectual property that are necessary or useful for our, our collaboration partners' or our joint ventures' businesses. In particular, the "Hutchison", "Chi-Med", "Hutchison China MediTech" and "HUTCHMED" brands, among others, have been licensed to us by Hutchison Whampoa Enterprises Limited, an affiliate of our largest shareholder, Hutchison Healthcare Holdings Limited. Hutchison Whampoa Enterprises Limited grants us a royalty-free, worldwide license to such brands. For more details, please see "Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—Relationship with CK Hutchison—Intellectual property licensed by the CK Hutchison group." Under the terms of our brand license agreement, Hutchison Whampoa Enterprises Limited has the right to terminate the license if, among other things, we commit a material breach of the agreement, or within any twelve-month period the aggregate direct or indirect shareholding in our company held by CK Hutchison is reduced to less than 35%, 30% or 20%. Furthermore, the trademarks of Elunate and Orpathys are licensed to us in China by our collaboration partner Eli Lilly and AstraZeneca, respectively.

In some cases, our licensors have retained the right to prosecute and defend intellectual property rights licensed to us or our joint ventures. We depend in part on the ability of our licensors to obtain, maintain and enforce intellectual property protection for such licensed intellectual property. Such licensors may not successfully maintain their intellectual property, may determine not to pursue litigation against other companies that are infringing on such intellectual property, or may pursue litigation less aggressively than we or our joint ventures would. Without protection for the intellectual property we or our joint ventures license, other companies might be able to offer substantially identical products or branding, which could adversely affect our competitive business position and harm our business prospects.

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If our, our collaboration partners' or our joint ventures' products or drug candidates infringe the intellectual property rights of third parties, we and they may incur substantial liabilities, and we and they may be unable to sell these products.

Our commercial success depends significantly on our, our collaboration partners and our joint ventures' ability to operate without infringing the patents and other proprietary rights of third parties. In the PRC, invention patent applications are generally maintained in confidence until their publication 18 months from the filing date. The publication of discoveries in the scientific or patent literature frequently occurs substantially later than the date on which the underlying discoveries were made and invention patent applications are filed. Even after reasonable investigation, we may not know with certainty whether any third-party may have filed a patent application without our knowledge while we or our joint ventures are still developing or producing that product. While the success of pending patent applications and applicability of any of them to our or our joint ventures' programs are uncertain, if asserted against us or them, we could incur substantial costs and we or they may have to:

- obtain licenses, which may not be available on commercially reasonable terms, if at all;

- redesign products or processes to avoid infringement; and

- stop producing products using the patents held by others, which could cause us or them to lose the use of one or more of our or their products.

To date, we, our collaboration partners and our joint ventures have not received any material claims of infringement by any third parties. If a third-party claims that we, our collaboration partners or our joint ventures infringe its proprietary rights, any of the following may occur:

- we, our collaboration partners or our joint ventures may have to defend litigation or administrative proceedings that may be costly whether we or they win or lose, and which could result in a substantial diversion of management resources;

- we, our collaboration partners or our joint ventures may become liable for substantial damages for past infringement if a court decides that our technology infringes a third-party's intellectual property rights;

- a court may prohibit us, our collaboration partners or our joint ventures from producing and selling our or their product(s) without a license from the holder of the intellectual property rights, which may not be available on commercially acceptable terms, if at all; and

- we, our collaboration partners or our joint ventures may have to reformulate product(s) so that it does not infringe the intellectual property rights of others, which may not be possible or could be very expensive and time consuming.

Any costs incurred in connection with such events or the inability to sell our, our collaboration partners' or our joint ventures' products may have a material adverse effect on our business and results of operations.

We, our joint ventures and our collaboration partners may not be able to effectively enforce our intellectual property rights throughout the world.

Filing, prosecuting and defending patents on our, our collaboration partners' or our joint venture's products or drug candidates in all countries throughout the world would be prohibitively expensive. The requirements for patentability may differ in certain countries, particularly in developing countries. Moreover, our, our joint ventures' or our collaboration partners' ability to protect and enforce our or their intellectual property rights may be adversely affected by unforeseen changes in foreign intellectual property laws. Additionally, the patent laws of some foreign countries do not afford intellectual property protection to the same extent as the laws of the United States. Many companies have encountered significant problems in protecting and defending intellectual property rights in certain foreign jurisdictions. The legal systems of some countries, particularly developing countries, may not favor the enforcement of patents and other intellectual property rights. This could make it difficult for us or our joint ventures to stop the infringement of our or their patents or the misappropriation of our or their other intellectual property rights. For example, many foreign countries have compulsory licensing laws under which a patent owner must grant licenses to third parties. Consequently, we may not be able to prevent third parties from practicing our or our joint ventures' inventions throughout the world. Competitors may use our or our joint ventures' technologies in jurisdictions where we or they have not obtained patent protection to develop their own drugs and, further, may export otherwise infringing drugs to territories where we or our joint ventures have patent protection, if our, our joint ventures' or our collaboration partners' ability to enforce our or their patents to stop infringing activities is inadequate. These drugs may compete with our drug candidates, and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Proceedings to enforce our, our collaboration partners' or our joint ventures' patent rights in foreign jurisdictions, whether or not successful, could result in substantial costs and divert our or their efforts and resources from other aspects of our and their businesses. While we intend to protect our intellectual property rights in the major markets for our drug candidates, we cannot ensure that we will be able to initiate or maintain similar efforts in all jurisdictions in which we may wish to market our drug candidates. Furthermore, some of our collaborators are responsible for enforcing our intellectual property rights, for example, AstraZeneca is responsible for enforcing our intellectual property rights with respect to savolitinib on our behalf, we may be unable to ensure that such rights are enforced or maintained in all jurisdictions. Accordingly, our efforts to protect the intellectual property rights of our drug candidates in such countries may be inadequate.

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We, our collaboration partners and our joint ventures may be subject to damages resulting from claims that we or they, or our or their employees, have wrongfully used or disclosed alleged trade secrets of competitors or are in breach of non-competition or non-solicitation agreements with competitors.

We, our collaboration partners and our joint ventures could in the future be subject to claims that we or they, or our or their employees, have inadvertently or otherwise used or disclosed alleged trade secrets or other proprietary information of former employers or competitors. Although we try to ensure that our and our joint ventures' employees and consultants do not improperly use the intellectual property, proprietary information, know-how or trade secrets of others in their work for us or our joint ventures, we or our joint ventures may in the future be subject to claims that we or they caused an employee to breach the terms of his or her non-competition or non-solicitation agreement, or that we, our collaboration partners, our joint ventures, or these individuals have, inadvertently or otherwise, used or disclosed the alleged trade secrets or other proprietary information of a former employer or competitor. Litigation may be necessary to defend against these claims. Even if we, our collaboration partners and our joint ventures are successful in defending against these claims, litigation could result in substantial costs and could be a distraction to management. If our or our joint ventures' defenses to these claims fail, in addition to requiring us and them to pay monetary damages, a court could prohibit us or our joint ventures from using technologies or features that are essential to our or their products or our drug candidates, if such technologies or features are found to incorporate or be derived from the trade secrets or other proprietary information of the former employers. An inability to incorporate such technologies or features would have a material adverse effect on our business, and may prevent us from successfully commercializing our drug candidates. In addition, we, our collaboration partners or our joint ventures may lose valuable intellectual property rights or personnel as a result of such claims. Moreover, any such litigation or the threat thereof may adversely affect our or our joint ventures' ability to hire employees or contract with independent sales representatives. A loss of key personnel or their work product could hamper or prevent our ability to commercialize our drug candidates, which would have an adverse effect on our business, results of operations and financial condition.

Patent terms may be inadequate to protect the competitive position of our drug candidates for an adequate amount of time, and the absence of patent linkage, patent term extension and data and market exclusivity for NMPA-approved pharmaceutical products could increase the risk of early generic competition for our drug candidates in China.

In the United States, the Drug Price Competition and Patent Term Restoration Act of 1984, generally referred to as the Hatch-Waxman Amendments, and similar legislation in the E.U. and certain other countries, provides the opportunity for limited patent term extension. The Hatch-Waxman Amendments permit a patent-term extension of up to five years to reflect patent term lost during certain portions of product development and the FDA regulatory review process. However, a patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of drug approval; only one patent may be extended and only those claims covering the approved drug, a method for using it, or a method for manufacturing it may be extended. The application for the extension must be submitted prior to the expiration of the patent for which extension is sought. A patent that covers multiple products for which approval is sought can only be extended in connection with one of the approvals. Depending upon the timing, duration and specifics of any FDA marketing approval process for any drug candidates we may develop, one or more of our U.S. patents may be eligible for limited patent term extension under the Hatch-Waxman Amendments. However, we may not be granted an extension because of, for example, failing to exercise due diligence during the testing phase or regulatory review process, failing to apply within applicable deadlines, failing to apply prior to expiration of relevant patents, or otherwise failing to satisfy applicable requirements. Moreover, the applicable period or the scope of patent protection afforded could be less than we request. In addition, to the extent we wish to pursue patent term extension based on a patent that we in-license from a third party, we would need the cooperation of that third party. If we fail to obtain patent term extensions or if the term of any such extension is less than we request, our competitors may obtain approval of competing products following our patent expiration, and thus our revenue could be reduced. Further, if this occurs, our competitors may take advantage of our investment in development and trials by referencing our clinical and pre-clinical data and launch their product earlier than might otherwise be expected, and our competitive position, business, financial condition, results of operations and prospects could be materially adversely affected.

The Hatch-Waxman Amendments also include a process for patent linkage, pursuant to which the FDA will stay approval of certain follow-on applications during the pendency of litigation between the follow-on applicant and the patent holder or licensee, generally for a period of 30 months. Moreover, the Hatch-Waxman Amendments provide for statutory exclusivities that can prevent submission or approval of certain follow-on marketing applications. For example, federal law provides a five-year period of exclusivity within the United States to the first applicant to obtain approval of a new chemical entity and three years of exclusivity protecting certain innovations to previously approved active ingredients where the applicant was required to conduct new clinical investigations to obtain approval for the modification. Similarly, the U.S. Orphan Drug Act provides seven years of market exclusivity for certain drugs to treat rare diseases, where the FDA designates the drug candidate as an orphan drug and the drug is approved for the designated orphan indication.

Chinese regulators have set forth a framework for integrating patent linkage and data exclusivity into the China regulatory regime, as well as for establishing a pilot program for patent term extension. To be implemented, this framework will require adoption of regulations. On October 17, 2020, the Standing Committee of the National People's Congress published the Patent Law of PRC (Amended in 2020), which came into effect on June 1, 2021 ("Amended Patent Law"). The Amended Patent Law provides that, among other things, the owner of the patent for an innovative new drug that has been granted the marketing authorization in China is entitled to request the Patent Administration Department under the State Council to grant a patent term extension of up to five years, in order to compensate the time required for the regulatory approval for the commercialization of such innovative new drug, provided that the patent term of such innovative new drug shall not exceed a total of 14 years. Furthermore, the PRC government entered into the Economic and Trade Agreement Between the Government of the People's Republic of China and the Government of the United States of America with the U.S. government in January 2020 which provides that the owner of the patent for an innovative new drug that has been granted the marketing authorization in China is entitled to request a patent term extension of up to five years, provided that the patent term of such innovative new drug shall not exceed a total of 14 years from the date of marketing approval in China. In accordance with the Rules for the Implementation of the Patent Law published by the State Council and effective January 20, 2024, during the extended term period of an invention patent for an innovative new drug, the scope of protection of the patent is limited to the technical solutions associated with that new drug and its approved indications; within the scope of protection, the rights enjoyed and obligations borne by the patent holder remain the same as before the patent term extension. If we are unable to obtain any patent term extension, or the term of any such extension is less than that we request, our competitors or other third parties may obtain approval of competing products following our patent expiration. Any of the foregoing could have a material adverse effect on our competitive position, business, financial condition, results of operations and prospects.

Risks Relating to Our ADSs

The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. The auditor is located in mainland China, a jurisdiction where the PCAOB was historically unable to conduct inspections and investigations completely before 2022. As a result, we and investors in the ADSs were deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China in the past has made it more difficult to evaluate the effectiveness of our independent registered public accounting firm's audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. However, if the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong, and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, we and investors in our ADSs would be deprived of the benefits of such PCAOB inspections again, which could cause investors and potential investors in the ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Pursuant to the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong and our auditor was subject to that determination. In March 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F for the fiscal year ended December 31, 2024.

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. In accordance with the HFCAA, our securities would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if we are identified as a Commission-Identified Issuer for two consecutive years in the future. Although our ordinary shares have been listed on the SEHK and AIM and the ADSs and ordinary shares are fully fungible, we cannot assure your that an active trading market for our ordinary shares on the Hong Kong Stock Exchange or AIM of the London Stock Exchange will be sustained or that the ADSs can be converted and traded with sufficient market recognition and liquidity, if our shares and ADSs are prohibited from trading in the United States. A prohibition of being able to trade in the United States would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

The listings of our shares in multiple venues may adversely affect the liquidity and value of them.

Our ADSs continue to be listed on Nasdaq, and our shares continue to be admitted to trading on the AIM. Our shares were listed on the SEHK in June 2021. The listing of the shares on the AIM and the SEHK, and the ADSs on Nasdaq, may reduce the liquidity of these securities in one or each of these markets and may adversely affect the development of an active trading market for the shares in each of these markets. The price of the shares could also be adversely affected by trading on Nasdaq. Similarly, the price of the ADSs could also be adversely affected by trading on the AIM and the SEHK. We may also seek further listings on other stock exchanges such as the Shanghai Stock Exchange, which could further affect the liquidity and value of the shares and the ADSs. Furthermore, the shares trade on the SEHK largely in electronic book-entry form. However, the ADSs are backed by physical ordinary share certificates, and the depositary for our ADS program is unable to accept book-entry interests into its custody in order to issue ADSs. As a result, if a holder of the shares wishes to deposit the shares into the ADS program and hold ADSs for trading on Nasdaq or vice versa, the issuance and cancellation process may be longer than if the depositary could accept such book-entry interests.

Our largest shareholder owns a significant percentage of our ordinary shares, which may limit the ability of other shareholders to influence corporate matters.

As of February 15, 2025, Hutchison Healthcare Holdings Limited owned approximately 38.1% of our ordinary shares. Accordingly, Hutchison Healthcare Holdings Limited can influence the outcome of any corporate transaction or other matter submitted to shareholders for approval and the interests of Hutchison Healthcare Holdings Limited may differ from the interests of our other shareholders. Under our Articles of Association, certain matters, such as amendments to our amended and restated Memorandum and Articles of Association, require the approval of not less than three-fourths of votes cast by such shareholders as, being entitled so to do, vote in person (or, in the case of such shareholders as are corporations, by their respective duly authorized representative) or by proxy. Therefore, Hutchison Healthcare Holdings Limited's approval will be required to achieve any such threshold. In addition, Hutchison Healthcare Holdings Limited has and will continue to have a significant influence over the management and the strategic direction of our company.

Substantial future sales or perceived potential sales of our ADSs, ordinary shares or other equity or equity-linked securities in the public market could cause the price of our ADSs to decline significantly.

Sales of our ADSs, ordinary shares or other equity or equity-linked securities in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline significantly. All of our ordinary shares represented by ADSs are freely transferable by persons other than our affiliates without restriction or additional registration under the Securities Act of 1933, or the Securities Act. The ordinary shares held by our affiliates are also available for sale, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act, under sales plans adopted pursuant to Rule 10b5-1 or otherwise.

We have filed with the SEC registration statements on Form F-3, commonly referred to as a "shelf registration," that permit us to sell any number of ADSs in a registered offering at our discretion. We have completed registered offerings raising aggregate gross proceeds of approximately $537.9 million under such shelf registration statements. Furthermore, our largest shareholder has completed registered secondary offerings raising aggregate gross proceeds of approximately $310.4 million for it as a selling shareholder under a shelf registration statement. In addition, we completed our initial public offering in Hong Kong and global offering of our ordinary shares in 2021, raising aggregate gross proceeds of approximately $614.9 million, including $80.2 million through the fulfillment of the over-allotment. We may decide to conduct future offerings from time to time, and such sales could cause the price of our ADSs to decline significantly.

In connection with the issuance of ordinary shares in private placements in 2020 and 2021, we agreed to provide certain shareholders Form F-3 registration rights. Registration of the ordinary shares held by such shareholders may result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these shares, or the perception that such sales could occur, could cause the price of our ADSs to decline. In addition, any changes in the investment strategies or philosophies of our major shareholders may lead to the sale of our ADSs and other securities, which could cause the price of our ADSs to decline.

We may be at a risk of securities litigation.

Historically, securities litigation, particularly class action lawsuits brought in the United States, have often been brought against a company following a decline in the market price of its securities. This risk is especially relevant for us because biotechnology and biopharmaceutical companies have experienced significant share price volatility in recent years. If we were to be sued, it could result in substantial costs and a diversion of management's attention and resources, which could harm our business.

If securities analysts do not publish research or reports about our business or if they publish negative evaluations of our business, the price of our ADSs could decline.

The trading market for our ADSs will rely in part on the research and reports that industry or financial analysts publish about us or our business. We may not be able to maintain continuous research coverage by industry or financial analysts. If one or more of the analysts covering our business downgrade their evaluations of our stock, the price of our stock could decline. If one or more of these analysts cease to cover our stock, we could lose visibility in the market for our stock, which in turn could cause our stock price to decline.

As a foreign private issuer, we are not subject to certain U.S. securities law disclosure requirements that apply to a domestic U.S. issuer, which may limit the information publicly available to our shareholders.

As a foreign private issuer we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act and therefore there may be less publicly available information about us than if we were a U.S. domestic issuer. For example, we are not required to file quarterly reports on Form 10-Q. We are also not subject to the proxy rules in the United States, and we are not required to follow the related disclosure requirements with respect to our annual general meetings, including disclosing a compensation discussion and analysis. Our disclosure with respect to our annual general meetings will be governed by the AIM Rules for Companies ("AIM Rules"), listing rules in Hong Kong and Cayman Islands requirements. In addition, our officers, directors and principal shareholders are exempt from the reporting and "short-swing" profit recovery provisions of Section 16 of the Exchange Act and the rules thereunder. Therefore, our shareholders may not know on a timely basis when our officers, directors and principal shareholders purchase or sell our ordinary shares or ADSs.

As a foreign private issuer, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with corporate governance listing standards.

As a foreign private issuer, we are permitted to take advantage of certain provisions in the Nasdaq listing rules that allow us to follow Cayman Islands law for certain governance matters. Certain corporate governance practices in the Cayman Islands may differ significantly from corporate governance listing standards as, except for compliance with the obligations contained in the Companies Act and directors' general fiduciary duties and duties of care, Cayman Islands law has no corporate governance regime which prescribes specific corporate governance standards. We intend to continue to follow Cayman Islands corporate governance practices in lieu of the corporate governance requirements of the Nasdaq Global Select Market in respect of the following: (i) the majority independent director requirement under Section 5605(b)(1) of the Nasdaq listing rules, (ii) the requirement under Section 5605(d) of the Nasdaq listing rules that a remuneration committee comprised solely of independent directors governed by a remuneration committee charter oversee executive compensation and (iii) the requirement under Section 5605(e) of the Nasdaq listing rules that director nominees be selected or recommended for selection by either a majority of the independent directors or a nominations committee comprised solely of independent directors. Cayman Islands law does not impose a requirement that our board of directors consist of a majority of independent directors, nor does Cayman Islands law impose specific requirements on the establishment of a remuneration committee or nominating committee or nominating process. Therefore, our shareholders may be afforded less protection than they otherwise would have under corporate governance listing standards applicable to U.S. domestic issuers. We have voluntarily complied with the Corporate Governance Code contained in Appendix 14 of the Rules Governing the Listing of Securities on SEHK. See Item 6.C. "Board Practice—Hong Kong Corporate Governance Code" for more details.

We may in the future lose our foreign private issuer status under U.S. securities laws, which could result in significant additional costs and expenses.

We are a foreign private issuer as defined in the Securities Act, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer's most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2025. We would lose our foreign private issuer status if, for example, more than 50% of our ordinary shares are directly or indirectly held by residents of the United States on June 30, 2025 and we fail to meet additional requirements necessary to maintain our foreign private issuer status. If we lose our foreign private issuer status on this date, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms beginning on January 1, 2026, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the Nasdaq listing rules. As a U.S.-listed public company, should we lose our foreign private issuer status, we will incur significant additional legal, accounting and other expenses that we would not incur as a foreign private issuer.

Fluctuations in the value of the renminbi may have a material adverse effect on your investment.

The value of the renminbi against the U.S. dollar and other currencies fluctuates and is affected by, among other things, changes in China's and international political and economic conditions and the PRC government's fiscal and currency policies. Since 1994, the conversion of renminbi into foreign currencies, including U.S. dollars, has been based on rates set by the PBOC, which are set daily based on the previous business day's inter-bank foreign exchange market rates and current exchange rates on the world financial markets. It is expected that China may further reform its exchange rate system in the future.

Significant revaluation of the renminbi may have a material adverse effect on your investment. For example, to the extent that we need to convert U.S. dollars into renminbi for our operations, appreciation of the renminbi against the U.S. dollar would have an adverse effect on the renminbi amount we would receive from the conversion. Conversely, if we decide to convert our renminbi into U.S. dollars, appreciation of the U.S. dollar against the renminbi would have a negative effect on the U.S. dollar amount available to us. Appreciation or depreciation in the value of the renminbi relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms regardless of any underlying change in our business or results of operations. In addition, our operating transactions and assets and liabilities in the PRC are mainly denominated in renminbi. Such amounts are translated into U.S. dollars for purpose of preparing our consolidated financial statements, with translation adjustments reflected in accumulated other comprehensive income/(loss) in shareholders' equity. We recorded a foreign currency translation loss of $8.5 million, $6.6 million and $3.8 million for the years ended December 31, 2022, 2023 and 2024, respectively.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert renminbi into foreign currency.

We do not currently intend to pay dividends on our securities, and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of the ADSs.

We have never declared or paid any dividends on our ordinary shares. We currently intend to invest our future earnings, if any, to fund our growth. Therefore, you are not likely to receive any dividends on your ADSs at least in the near term, and the success of an investment in ADSs will depend upon any future appreciation in its value. Consequently, investors may need to sell all or part of their holdings of ADSs after price appreciation, which may never occur, to realize any future gains on their investment. There is no guarantee that the ADSs will appreciate in value or even maintain the price at which our shareholders have purchased the ADSs.

The trading prices for our ADSs may be volatile which could result in substantial losses to you.

The market price of our ADSs has been volatile. From March 17, 2016 to March 16, 2025, the closing sale price of our ADSs ranged from a high of $42.94 to a low of $7.65 per ADS.

The market price for our ADSs is likely to be highly volatile and subject to wide fluctuations in response to factors, including the following:

- announcements of competitive developments;

- regulatory developments affecting us, our customers or our competitors;

- announcements regarding litigation or administrative proceedings involving us;

- actual or anticipated fluctuations in our period-to-period operating results;

- changes in financial estimates by securities research analysts;

- additions or departures of our executive officers;

- release or expiry of lock-up or other transfer restrictions on our outstanding ordinary shares or ADSs; and

- sales or perceived sales of additional ordinary shares or ADSs.

In addition, the securities markets have from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. Prolonged global capital markets volatility may affect overall investor sentiment towards our ADSs, which would also negatively affect the trading prices for our ADSs.

The triple listing of our ordinary shares and the ADSs may adversely affect the liquidity and value of the ADSs.

Our ordinary shares are listed on the AIM market and on the SEHK. The triple listing of our ordinary shares and the ADSs may dilute the liquidity of these securities in one or more of these markets and may adversely affect the development of an active trading market for the ADSs in the United States or shares in Hong Kong and the United Kingdom. The price of the ADSs could also be adversely affected by trading in our ordinary shares on the AIM market and the SEHK.

Fluctuations in the exchange rate between the U.S. dollar, Hong Kong dollar and the pound sterling may increase the risk of holding the ADSs.

Our share price is quoted on the SEHK and AIM market in Hong Kong dollar and pence sterling, respectively, while the ADSs trade on Nasdaq in U.S. dollars. Fluctuations in the exchange rate between the U.S. dollar, Hong Kong dollar and the pound sterling may result in temporary differences between the value of the ADSs and the value of our ordinary shares, which may result in heavy trading by investors seeking to exploit such differences. In addition, as a result of fluctuations in the exchange rate between the U.S. dollar, Hong Kong dollar and the pound sterling, the U.S. dollar equivalent of the proceeds that a holder of the ADSs would receive upon the sale in Hong Kong of any ordinary shares or in the United Kingdom of any ordinary shares withdrawn from the depositary and the dollar equivalent of any cash dividends paid in Hong Kong dollar or pound sterling on our shares represented by the ADSs could also decline.

Securities traded on the AIM market or on the SEHK may carry or be perceived to carry a higher risk than shares traded on other exchanges and may impact the value of your investment.

Our ordinary shares are currently traded on the AIM market and on the SEHK. Investment in equities traded on AIM and the SEHK may be perceived by some to carry a higher risk than an investment in equities quoted on exchanges, such as the New York Stock Exchange or the Nasdaq. You should be aware that the value of our ordinary shares may be influenced by many factors, some of which may be specific to us and some of which may affect AIM-listed or Hong Kong-listed companies generally, including the depth and liquidity of the market, our performance, a large or small volume of trading in our ordinary shares, legislative changes and general economic, political or regulatory conditions, and that the prices may be volatile and subject to extensive fluctuations. Therefore, the market price of our ordinary shares underlying the ADSs may not reflect the underlying value of our company.

The depositary for our ADSs gives us a discretionary proxy to vote our ordinary shares underlying your ADSs if you do not vote at shareholders' meetings, except in limited circumstances, which could adversely affect your interests.

Under the deposit agreement for the ADSs, the depositary gives us a discretionary proxy to vote our ordinary shares underlying your ADSs at shareholders' meetings if you do not vote, unless:

- we do not wish a discretionary proxy to be given;

- we are aware or should reasonably be aware that there is substantial opposition as to a matter to be voted on at the meeting; or

- a matter to be voted on at the meeting would materially and adversely affect the rights of shareholders.

The effect of this discretionary proxy is that you cannot prevent our ordinary shares underlying your ADSs from being voted, absent the situations described above, and it may make it more difficult for shareholders to influence the management of our company. Holders of our ordinary shares are not subject to this discretionary proxy.

Holders of ADSs have fewer rights than shareholders and must act through the depositary to exercise their rights.

Holders of our ADSs do not have the same rights as our shareholders and may only exercise the voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement. Under our amended and restated Memorandum and Articles of Association, an annual general meeting shall be called by notice with not less than 21 clear days, and all other general meetings (including an extraordinary general meeting) shall be called by notice with not less than 14 clear days. When a general meeting is convened, you may not receive sufficient notice of a shareholders' meeting to permit you to withdraw the ordinary shares underlying your ADSs to allow you to vote with respect to any specific matter. If we ask for your instructions, we will give the depositary notice of any such meeting and details concerning the matters to be voted upon at least 30 days in advance of the meeting date and the depositary will send a notice to you about the upcoming vote and will arrange to deliver our voting materials to you. The depositary and its agents, however, may not be able to send voting instructions to you or carry out your voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the ordinary shares underlying your ADSs. Furthermore, the depositary will not be liable for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you may not be able to exercise your right to vote and you may lack recourse if your ADSs are not voted as you request. In addition, in your capacity as an ADS holder, you will not be able to call a shareholders' meeting.

You may not receive distributions on our ADSs or any value for them if such distribution is illegal or if any required government approval cannot be obtained in order to make such distribution available to you.

Although we do not have any present plan to pay any dividends, the depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities underlying our ADSs, after deducting its fees and expenses and any applicable taxes and governmental charges. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities whose offering would require registration under the Securities Act but is not so properly registered or distributed under an applicable exemption from registration. The depositary may also determine that it is not reasonably practicable to distribute certain property. In these cases, the depositary may determine not to distribute such property. We have no obligation to register under the U.S. securities laws any offering of ADSs, ordinary shares, rights or other securities received through such distributions. We also have no obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to holders of ADSs. This means that you may not receive distributions we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to you. These restrictions may cause a material decline in the value of our ADSs.

Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to you in the United States unless we register the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Also, under the deposit agreement, the depositary bank will not make rights available to you unless either both the rights and any related securities are registered under the Securities Act, or the distribution of them to ADS holders is exempted from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. If the depositary does not distribute the rights, it may, under the deposit agreement, either sell them, if possible, or allow them to lapse. Accordingly, you may be unable to participate in our rights offerings and may experience dilution in your holdings.

If we are a passive foreign investment company for any taxable year, U.S. investors could be subject to adverse U.S. federal income tax consequences.

The rules governing passive foreign investment companies ("PFICs") can have adverse U.S. federal income tax consequences for U.S. investors of non-U.S. corporations. The PFIC status of a non-U.S. corporation for any taxable year depends upon the composition of its income and assets, the value of its assets and the classification of items of its income and assets as active or passive under the PFIC rules, as discussed further in Item 10.E. "Taxation—U.S. Taxation—Material U.S. Federal Income Tax Considerations with Respect to Ordinary Shares and ADSs." Based on the composition of our income and assets and the estimated average value of our assets (including goodwill and other intangible assets), we believe that we were not a PFIC for our taxable year ended December 31, 2024. However, our PFIC status is a factual determination that is made on an annual basis and depends on particular facts and circumstances (such as the value of our assets, including goodwill and other intangible assets). We hold a substantial amount of cash and financial investments and while this continues to be the case, our PFIC status depends primarily on the average value of our goodwill and other intangible assets. The value of our goodwill and other intangible assets may be determined, in large part, by reference to our market capitalization, which has been, and may continue to be, volatile. Therefore, if our market capitalization declines we may be or become a PFIC. In addition, there is uncertainty as to how to apply the PFIC rules for purposes of classifying certain of our income and assets as active or passive. Furthermore, the proportionate value of our passive assets may increase over time if the value of our ownership stake in any other company in which we own less than 25% (by value) increases. In light of the foregoing, no assurance can be provided that we were not, or will not be, a PFIC for any taxable year.

If we are or become a PFIC, U.S. investors in our ordinary shares and ADSs generally will be subject to adverse U.S. federal income tax consequences, such as ineligibility for any preferential tax rates on capital gains or on actual or deemed dividends, interest charges on certain taxes treated as deferred, and additional reporting requirements under U.S. federal income tax laws and regulations. We do not expect to provide the information regarding our income that would be necessary in order for a U.S. investor to make a qualified electing fund ("QEF") election if we are a PFIC for any taxable year. U.S. investors in our ordinary shares or ADSs should consult their tax advisors regarding all aspects of the application of the PFIC rules to their ordinary shares and ADSs.

Under certain attribution rules, certain of our non-U.S. subsidiaries are expected to be treated as "controlled foreign corporations" for U.S. federal income tax purposes, and, as a result, there could be adverse U.S. federal income tax consequences to U.S. investors that own (directly or indirectly) our ordinary shares or ADSs and are treated as "Ten Percent Shareholders."

Certain "Ten Percent Shareholders" (as defined below) in a non-U.S. corporation that is a "controlled foreign corporation" (a "CFC") for U.S. federal income tax purposes generally are required to include in income for U.S. federal income tax purposes their pro rata share of the CFC's "Subpart F income," investment of earnings in U.S. property, and "global intangible low-taxed income," even if the CFC has made no distributions to its shareholders. A non-U.S. corporation generally will be a CFC for U.S. federal income tax purposes if Ten Percent Shareholders own, directly, indirectly or constructively (through attribution), more than 50% of either the total combined voting power of all classes of stock of such corporation entitled to vote or of the total value of the stock of such corporation. A "Ten Percent Shareholder" is a United States person (as defined by the U.S. Internal Revenue Code of 1986, as amended) that owns directly or indirectly, or is considered to own constructively, 10% or more of the total combined voting power of all classes of stock entitled to vote of such corporation or 10% or more of the total value of the stock of such corporation. We are not expected to be a CFC. However, under certain "downward attribution" rules, certain of our non-U.S. subsidiaries are expected to be treated as CFCs by virtue of being constructively owned by our U.S. subsidiaries. As a non-U.S. company, we do not intend to take these U.S. tax rules into consideration in structuring its operations, nor do we intend to provide information to Ten Percent Shareholders that may be required in order for those shareholders to properly report their U.S. taxable income with respect to our operations. U.S. investors that are or may become Ten Percent Shareholders who directly or indirectly own our ordinary shares or ADSs should consult their tax advisors with respect to the application of the CFC rules to them.

We may be treated as a resident enterprise for U.K. corporate tax purposes, and our global income may therefore be subject to U.K. corporation tax.

U.K. resident companies are taxable in the United Kingdom on their worldwide profits. A company incorporated outside of the United Kingdom would be regarded as a resident if its central management and control resides in the United Kingdom. The place of central management and control generally means the place where the high-level strategic decisions of a company are made.

We are an investment holding company incorporated in the Cayman Islands and are admitted to trading on the AIM market of the London Stock Exchange or the AIM market. Our central management and control resides in Hong Kong, and therefore we believe that we are not a U.K. resident for corporate tax purposes. However, the tax resident status of a non-resident entity could be challenged by the U.K. tax authorities.

If the U.K. tax authorities determine that we are a U.K. tax resident, our profits will be subject to U.K. Corporation Tax rate at 19% for taxable profits below GBP 50,000 and 25% for taxable profits above GBP 250,000, subject to the potential availability of certain exemptions related to dividend income and capital gains. This may have a material adverse effect on our financial condition and results of operations.

You may have difficulty enforcing judgments obtained against us.

We are a company incorporated under the laws of the Cayman Islands, and substantially all of our assets are located outside the United States. Substantially all of our current operations are conducted in the PRC. In addition, most of our directors and officers are nationals and residents of countries other than the United States. A substantial portion of the assets of these persons are located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon these persons. It may also be difficult for you to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, all of whom are not residents in the United States and whose assets are located outside the United States. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state.

You may be subject to limitations on transfers of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

It may be difficult for overseas regulators to conduct investigations or collect evidence within China.

Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanisms. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigations or evidence collection activities within the territory of the PRC. While detailed interpretations of or implementation rules under Article 177 have yet to be promulgated, the possible inability for an overseas securities regulator to directly conduct investigations or evidence collection activities within China may further increase difficulties you may face in protecting your interests.

We are a Cayman Islands company. As judicial precedent regarding the rights of shareholders under Cayman Islands law is different from U.S. law, English law or Hong Kong law, shareholders may have different shareholder rights than they would have under U.S. law, English law or Hong Kong law and may face difficulties in protecting your interests.

We are an exempted company with limited liability incorporated in the Cayman Islands. Our corporate affairs are governed by our Articles of Association (as may be further amended from time to time), the Companies Act (As Revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors are to a large extent governed by the common law of the Cayman Islands. This common law is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The laws of the Cayman Islands relating to the protection of the interests of minority shareholders differ in some aspects from those in the United States, the United Kingdom and Hong Kong. Such differences mean that the remedies available to our minority shareholders may be different from those they would have under the laws of United States, the United Kingdom, Hong Kong or other jurisdictions. In addition, some states in the United States, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands.

In addition, as a Cayman Islands exempted company, other than right to inspect and take copies of our register of members contained in our articles of association, our shareholders have no general rights under Cayman Islands law to inspect corporate records and accounts or to obtain copies of lists of shareholders of these companies with the exception that the shareholders may request a copy of the Articles of Association. Our directors have discretion under our Articles of Association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest. As a Cayman Islands company, we may not have standing to initiate a derivative action in U.S. federal courts, English courts or Hong Kong courts. As a result, you may be limited in your ability to protect your interests if you are harmed in a manner that would otherwise enable you to sue in U.S. federal courts, English courts or Hong Kong courts. In addition, shareholders of Cayman Islands companies may not have standing to initiate a shareholder derivative action in U.S. federal courts, English courts or Hong Kong courts.

Most of our directors and executive officers reside outside of the United States and a substantial portion of their assets are located outside of the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the securities laws of the United States or otherwise. In addition, some of our operating subsidiaries are incorporated in China. To the extent our directors and executive officers reside in China or their assets are located in China, it may not be possible for investors to effect service of process upon us or our management inside China. Even if you are successful in bringing an action, the laws of the Cayman Islands and China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. Whilst there is no statutory recognition in the Cayman Islands of judgments obtained in the United States, Hong Kong or China, the courts of the Cayman Islands would recognize as a valid judgment, a final and conclusive judgment *in personam* obtained in such courts against the Company under which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) or, in certain circumstances, an *in personam* judgment for non-monetary relief, and would give a judgment based thereon provided that (a) such courts had proper jurisdiction over the parties subject to such judgment; (b) such courts did not contravene the rules of natural justice of the Cayman Islands; (c) such judgment was not obtained by fraud; (d) the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands; (e) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands; and (f) there is due compliance with the correct procedures under the laws of the Cayman Islands.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of an English company, a U.S. company or a Hong Kong company.

We cannot assure you that our ordinary shares will remain listed on the AIM or the SEHK or our ADSs will remain listed on Nasdaq.

Although it is currently intended that our ordinary shares and ADSs will remain listed on the AIM, the SEHK and Nasdaq, as applicable, there is no guarantee of the continued listing of our securities on any of these exchanges. We may decide at some point in the future to delist voluntarily (subject to the applicable regulatory requirements) from one or more of these exchanges, or we may be delisted involuntarily if, among other factors, we do not continue to satisfy the listing requirements of the applicable exchange or comply with applicable law. For example, we could be delisted from the Nasdaq if the PCAOB continues to be unable to inspect our independent registered public accounting firm for two consecutive years. The AIM Rules for companies provide that a voluntary cancellation of admission to AIM is conditional upon the consent of not less than 75% of votes cast by its shareholders at a general meeting unless the London Stock Exchange otherwise agrees. Circumstances where the London Stock Exchange might otherwise agree that shareholder consent at a general meeting is not required would include the situation where the AIM securities are already admitted to trading on an "AIM Designated Market" (which includes Nasdaq) to enable shareholders to trade their AIM securities in the future. The SEHK rules allow an issuer whose primary listing is on SEHK and which has an alternative listing on another stock exchange to withdraw its listing with the prior approval of shareholders by ordinary resolution obtained at a duly convened meeting of the shareholders and the satisfaction of other requirements. SEHK may also cancel the listing of any securities that have been suspended from trading for a continuous period of 18 months. We cannot predict the effect a delisting of our shares on the SEHK or AIM market or our ADSs on Nasdaq would have on the market price of our shares and/or ADSs. We may also seek further listings on other stock exchanges such as the Shanghai Stock Exchange. However, there is no assurance that we would proceed with a listing and if we do proceed, that a listing would materialize.

The characteristics of the Hong Kong, U.S. and U.K. capital markets are different.

The SEHK, Nasdaq and the AIM have different trading hours, trading characteristics (including trading volume and liquidity), trading and listing rules, market regulations, and investor bases (including different levels of retail and institutional participation). As a result of these differences, the trading prices of the shares and the ADSs might not be the same, even allowing for currency differences. Circumstances peculiar to the U.S. capital markets could materially and adversely affect the price of the shares. Because of the different characteristics of the Hong Kong, U.S. and U.K. equity markets, the historical market prices of our securities may not be indicative of the performance of the shares.

We are subject to Hong Kong, Nasdaq and AIM listing and regulatory requirements concurrently.

As we are listed on the SEHK, the Nasdaq and the AIM, we are required to comply with the listing rules (where applicable) and other regulatory regimes of each stock exchange, unless otherwise agreed by the relevant regulators. We may also seek further listings on other stock exchanges such as the Shanghai Stock Exchange. Accordingly, we may incur additional costs and resources in complying with the requirements of each stock exchange.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company.

HUTCHMED (China) Limited (formerly known as Hutchison China MediTech Limited) was incorporated in the Cayman Islands on December 18, 2000 as an exempted company with limited liability under the Companies Act (As Revised) of the Cayman Islands. Our company was founded by a wholly owned subsidiary of CK Hutchison, a multinational conglomerate with operations in over 50 countries. CK Hutchison is the ultimate parent company of our largest shareholder Hutchison Healthcare Holdings Limited.

We launched our novel drug research and development operations in 2002 with the establishment of our subsidiary HUTCHMED Limited, which is focused on discovering, developing and marketing drugs for the treatment of cancer and immunological diseases. A dozen of our in-house discovered drug candidates have entered clinical trials around the world and three have so far been approved for sale. Since 2001, we have also developed drug marketing and distribution platforms in China, which primarily focus on prescription drug and healthcare products through several joint ventures and subsidiary companies and are included in our Other Ventures.

We listed our ordinary shares on the AIM market in 2006, ADSs on the Nasdaq Global Select Market in 2016 and our ordinary shares on the SEHK in 2021.

On March 4, 2021 we announced the consolidation of the two corporate identities that we have used since our inception. Hutchison China MediTech ("Chi-Med"), which had been used as our group identity, while Hutchison MediPharma had been the identity of our novel drug research and development operations under which our oncology products had been developed and marketed. The brand HUTCHMED immediately replaced Chi-Med as our abbreviated name, and we changed our group company name at our Annual General Meeting in April 2021 from Hutchison China MediTech Limited to HUTCHMED (China) Limited.

As our focus is the discovery and development of novel therapies in oncology and immunology, we recently disposed of our interest in some non-core operations which we believe allows us to focus resources on our primary aim of accelerating investment in our Oncology/Immunology assets. In September 2021, we disposed of our investment in Hutchison Baiyunshan, our non-core and non-consolidated over-the-counter drug joint venture business. In December 2023, we disposed of our interests in our consolidated joint venture Hutchison Hain Organic and our wholly owned subsidiary HUTCHMED Science Nutrition. In January 2025, we announced the proposed disposal of 45% equity interest in Shanghai Hutchison Pharmaceuticals. We are also considering divesting other non-core businesses under our Other Ventures. Our principal executive offices are located at 48th Floor, Cheung Kong Center, 2 Queen's Road Central, Hong Kong. Our telephone number at that address is +852 2121 8200. The address of our registered office in the Cayman Islands is P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

See Item 5.B. "Liquidity and Capital Resources" for details on our capital expenditures for the years ended December 31, 2022, 2023 and 2024.

We are subject to the informational requirements of the Exchange Act and are required to file reports and other information with the SEC. The SEC maintains a website at *www.sec.gov* that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. We also make available on our website's investor relations page, free of charge, our annual report and the text of our reports on Form 6-K, including any amendments to these reports, as well as certain other SEC filings, as soon as reasonably practicable after they are electronically filed with or furnished to the SEC. The address for our investor relations page is *www.hutch-med.com/shareholder-information.* The information contained on our website is not incorporated by reference in this annual report.

B. Business Overview.

Overview

We are a global commercial-stage biopharmaceutical company focused on the discovery, development and commercialization of targeted therapies and immunotherapies for the treatment of patients with cancer and immunological diseases. Our company started in China in 2000 and has since developed fully integrated capabilities and expanded oncology and immunology drug development operations globally. Our operational achievements and capabilities to date include:

Broad pipeline of differentiated targeted therapies and immunotherapies built for the global market. We have a pipeline of differentiated drug candidates covering both novel and validated targets, including MET, VEGFR, FGFR, CSF-1R, Syk, EZH2, PI3Kδ, IDH, ERK, BTK, CD47, SHP2 and menin. The aim of our research is to develop drugs with high selectivity and superior safety profiles, a key benefit of which is that our drug candidates have the potential to be effectively paired with other oncology and immunology therapies at effective dosages with fewer side effects.

Commercially launching products while continuing to discover new assets. In China, three of our internally developed drugs, savolitinib, fruquintinib and surufatinib are commercially available to patients as Orpathys, Elunate and Sulanda, respectively. Outside of China, fruquintinib is marketed as Fruzaqla by our partner Takeda and received approval in the U.S. in November 2023, in the E.U. in June 2024, in Switzerland and Argentina in August 2024, in Canada, Japan and the United Kingdom in September 2024, in Australia and Singapore in October 2024, in Israel and the United Arab Emirates in December 2024, and in South Korea in March 2025. Regulatory applications are progressing in many other jurisdictions. To accelerate the availability of our innovative medicines for patients globally, we seek partnerships to commercialize our drugs outside of China, such as our partnership with AstraZeneca on savolitinib and with Takeda on fruquintinib. In addition, we have more than ten other drug candidates that have entered clinical development and several pre-clinical drug candidates.

Comprehensive global in-house discovery and development capabilities. We have a comprehensive drug discovery and development operation covering chemistry, biology, pharmacology, toxicology, chemistry and manufacturing controls for clinical and commercial supply, clinical and regulatory and other functions. It is led by a team of approximately 890 scientists, who have created one of the broadest global clinical pipelines among our peer oncology and immunology focused biotechnology companies. Currently, we are conducting approximately 40 different clinical studies in oncology patients globally, including over 15 Phase III registration and Phase II registration-intent studies underway.

Long-standing drug marketing and distribution experience to support the realization of in-house oncology innovations in China. We have built large-scale and profitable drug marketing and distribution capabilities through our Other Ventures operations, which primarily manufacture, market and distribute prescription drugs in China. Our more than 20 years of track record and deep institutional knowledge of the drug marketing and distribution process are being leveraged to bring our in-house oncology innovations to patients. We have built an in-house oncology drug sales team to approximately 770 persons at end of 2024 to support the commercialization of fruquintinib, surufatinib and our other innovative drugs, if approved, throughout China. Our oncology drug sales team covers approximately 3,200 hospitals and over 22,000 oncology physicians in China, a network that we estimate represents over 90% of oncology drug sales in China.

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Our Strategies

Our vision is to be a global leader in the discovery, development and commercialization of targeted therapies and immunotherapies for the treatment of patients with cancer and immunological diseases. Key elements of our strategy are to:

Realize the global potential of our oncology drug candidates

Our first wave of innovation - namely, savolitinib (partnered globally with AstraZeneca), fruquintinib (partnered in China with Eli Lilly and outside of China with Takeda) and surufatinib (unpartnered) - are either commercialized, under review for marketing authorization or in registrational studies in multiple jurisdictions. In tandem with our ongoing progression of such drugs, we will continue to invest in the future with our deep pipeline of unpartnered next wave of oncology assets for which we own all rights globally and have significant flexibility in driving their development. We intend to accelerate our global drug development by leveraging our advanced clinical trial data from China, selectively conducting early-stage and proof-of-concept clinical trials in other jurisdictions so that the programs progress globally, then form partnerships to complete late-stage development and/or commercial launch outside China.

Continue designing and creating molecules to develop into medicines with specific and differentiated characteristics for the benefit of patients

We believe our world-class drug discovery engine is our key competitive advantage. We strive to create differentiated novel oncology and immunology treatments with global potential. Our drug discovery team has utilized our expertise in advanced medicinal chemistry to develop next-generation TKI that have both high selectivity and superior pharmacokinetic properties. Equally importantly, we will continue to design chemical and biologic drug candidates with profiles that allow them to be used in innovative combinations with other selective inhibitors, chemotherapy agents and immunotherapies. Such combination therapies enable treatment of cancer via multiple pathways and modalities simultaneously, which has the potential to significantly improve treatment outcomes.

We plan to continue to build out our global pipeline of self-discovered drug candidates by advancing a rich pipeline of early-stage drug candidates, which include small molecule drugs targeting new pathways and biologics addressing novel targets designed for use in combination with our small molecules, as well as potentially a broad range of third-party therapies.

New in-house created platform with multiple potential IND candidates

Our ATTC next-generation technology platform leverages over 20 years of expertise in targeted therapies with small molecules inhibitors. ATTC drug candidates enriches the next wave of clinical development with the potential key advantages over traditional ADCs and/or small molecule medicines:

- Better efficacy through antibody-small molecule inhibitor combinations that will target specific mutations; overcome drug resistance and potentially support combinations with other targeted therapies, chemotherapy and immunotherapy, in early-line patient settings;

- Improved safety and prolonged treatment given lower off-tumor or off-target toxicity than small molecules, less myelosuppression than ADCs and better quality of life than cytotoxin-based conjugates;

- Attractive pharmacokinetics resulting from antibody-guided delivery to target sites, which will improve bioavailability and reduce drug-drug interactions when compared to oral small molecules inhibitors.

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Build and scale our manufacturing and commercialization capabilities

We plan to leverage our long-standing drug marketing and distribution know-how and infrastructure to support our innovative oncology product launches, focusing in particular on the Chinese market. We have a more than 20-year track record of marketing and selling products in China. We possess an in-house oncology drug sales team in China of about 770 staff at the end of 2024. Outside of China, we look to form collaborations with leading biopharmaceutical companies and/or contract sales organizations to fully realize the value of our assets. We will also continue to enhance our global supply chain to support the sales of our approved drugs, including through our new manufacturing plant in Shanghai and by working with third-party manufacturers.

Identify China business development opportunities to complement our internal research and development activities

We plan to explore opportunities to in-license complementary late-stage drug candidates in China to supplement our in-house research and development capabilities, with a focus on drug candidates with the potential to both complement our existing drug pipeline including through having synergistic effects and augment our oncology commercial portfolio, such as Tazverik from Ipsen. In addition, we expect to progress some of our drug candidates by pursuing business development opportunities with other biopharmaceutical companies in China such as our collaborations to evaluate combining fruquintinib with anti-PD-1 antibodies for the treatment of various solid tumor cancers. We will also continue to work with our partners, AstraZeneca, Eli Lilly and Takeda, to optimize the potential of our drug candidates savolitinib (globally with AstraZeneca) and fruquintinib (outside China with Takeda and in China with Eli Lilly).

Capitalize on regulatory reforms currently underway in China aimed at addressing existing unmet medical needs and improving the health of its people

We believe the Chinese oncology market, which comprises approximately a quarter of the global oncology patient population, represents a substantial and fast-growing market opportunity. Over the past decade, the PRC government has endeavored to foster an innovative biopharmaceutical ecosystem, and in the last few years, the pace of reforms has accelerated with a clear focus on providing Chinese patients access to world-class oncology therapies through expanded insurance reimbursement and reduced time for clinical trials and drug approvals. As a result, the oncology drug market in China is growing rapidly. Having invested in drug innovation in China for over 20 years, beginning at a time when almost no other domestic companies were involved in innovative oncology research, we believe we are well positioned to capture this market opportunity.

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Oncology Commercial Operations

Fruquintinib (Elunate in China, Fruzaqla outside China)

Fruquintinib was approved for 3L CRC in China in September 2018 and commercially launched in November 2018. There were close to 520,000 new CRC cases in China in 2022 and incidence of 3L CRC was about 105,000. Second indication in China was conditionally approved in combination with Tyvyt for the treatment 2L EMC with pMMR status. There were about 82,000 new EMC cases in China in 2020, with about 20% experiencing recurrence. Third potential indication of fruquintinib in China for 2L RCC is currently being investigated in a Phase II/III randomized, open-label, active-controlled study (FRUSICA-2). In China, fruquintinib was the leading treatment for late-stage CRC with 47% of 3L treated patient share according to an IQVIA tracking study in Q2 2024.

Fruquintinib is partnered with Eli Lilly under the brand of Elunate in China. HUTCHMED manages all on-the-ground medical detailing, promotion and marketing activities in China. We consolidate as revenue approximately 70-80% of Elunate in-market sales from manufacturing revenue, promotion and marketing services and royalties paid to us by Lilly. In 2024, Elunate achieved in-market sales of $115.0 million, up 7.5% versus 2023 ($107.5 million). We consolidated $86.3 million in revenue for Elunate, equal to 75% of in-market sales. Following negotiations with the NHSA, Elunate continues to be included in the NRDL for the indication of 3L CRC for a new two-year term starting in January 2024 at the same price as the 2022-23 NRDL price.

Fruquintinib is partnered with Takeda under the brand of Fruzaqla outside of China. Takeda launched Fruzaqla in the U.S. within 24 hours after it was approved by the FDA for 3L CRC on November 8, 2023, with the first prescription received a day after approval, followed by inclusion on November 16, 2023 in "NCCN Clinical Practice Guidelines for Colon Cancer" and "NCCN Clinical Practice Guidelines for Rectal Cancer," which were updated as of February 7, 2025. Fruquintinib has also been successfully recommended in six other major treatment guidelines for colorectal cancer. These will continue to drive awareness and usage of fruquintinib among doctors and patients. Takeda estimated 14,600 3L & 4L+ metastatic CRC patients in the U.S. In 2024, Fruzaqla generated in-market sales of $290.6 million and we consolidated $110.8 million in revenue from manufacturing revenue and royalties.

Fruzaqla received approval in the E.U. in June 2024, in Switzerland and Argentina in August 2024, in Canada, Japan and the United Kingdom in September 2024, in Australia and Singapore in October 2024, in Israel and the United Arab Emirates in December 2024, and in South Korea in March 2025.

In January 2024, Elunate was approved in the Hong Kong Special Administrative Region. This was the first medicine to be approved under the new mechanism for registration of new drugs (the "1+" mechanism). CRC was the second most common cancer in Hong Kong in 2021, with about 5,900 new patients diagnosed and associated with about 2,300 deaths.

Apart from $400 million upfront payment collected in April 2023, we received the following milestone payments from Takeda: (1) $35 million pursuant to FDA approval of Fruzaqla in November 2023; (2) $20 million triggered by reaching over $200 million in the sales of Fruzaqla outside of China in October 2024; (3) $5 million following the pricing approval and launch of Fruzaqla in Japan in November 2024 and (4) $10 million for receiving national reimbursement recommendation in Spain in December 2024, the first national reimbursement recommendation in Europe.

Savolitinib (Orpathys in China)

Savolitinib was conditionally approved for 2L METex14 skipping NSCLC in China in June 2021, making it the first-in-class selective MET inhibitor in China. In January 2025, we received NMPA full approval of 2L METex14 skipping NSCLC and expanded the label to include 1L METex14 skipping NSCLC. In China, there are over 1 million new cases of lung cancer every year, with 80-85% classified as NSCLC, of which, approximately 2-3% have tumors with METex14 skipping alterations.

We are developing the next indication of savolitinib in combination with Tagrisso in 2L EGFRm NSCLC with MET amplification, currently under review by NMPA with Breakthrough Therapy designation and Priority Review Status. A similar combination Phase III study is underway globally by our partner AstraZeneca. Globally, there are about 2.4 million people diagnosed with lung cancer every year, with 80-85% classified as NSCLC. About 10-15% of NSCLC patients in the U.S. and Europe, and 30-40% of patients in Asia have EGFRm NSCLC. While EGFR-targeted therapy can provide a substantial survival benefit to patients with EGFRm NSCLC, most will eventually develop resistance to their treatment, with MET being a common resistance biomarker. Among patients screened for enrollment in a Phase II study (SAVANNAH), an estimated 62% had tumors with MET overexpression and/or amplification, and approximately 34% met the defined high MET level cut-off upon clinical progression.

For savolitinib in combination with Tagrisso in 1L EGFRm NSCLC with MET overexpression, we are enrolling patients in a China Phase III study (SANOVO). Savolitinib has also completed recruitment of a global Phase III study in MET-driven PRCC (SAMETA) and continues to enroll patients in a China Phase II registration-intent study in 3L GC with MET amplification.

In 2011, following the discovery and initial development of savolitinib by HUTCHMED, AstraZeneca and HUTCHMED entered a global licensing agreement to jointly develop and commercialize savolitinib. AstraZeneca is responsible for the commercialization of savolitinib in China and worldwide. The revenue we generate from savolitinib comprised of royalty revenue and manufacturing revenue of Orpathys, which we source from a third-party manufacturer and sell to AstraZeneca at cost. In 2024, savolitinib in-market sales were $45.1 million in 2024, down from $46.1 million in 2023, impacted by the launch and NRDL inclusion of competing same-class MET TKIs in China. Our consolidated revenue was $24.5 million, down 15% from last year of $28.9 million.

In 2021, 2022 and the first two months of 2023, Orpathys was sold as a self-pay drug. Following negotiations with the NHSA in January 2023, Orpathys were included in the updated NRDL at a 38% discount relative to the self-pay price, broadening patient access to this medicine. Following the contract renewal with the NHSA, the updated NRDL effective on January 1, 2025 will continue to include Orpathys at the same price as the 2023-24 NRDL price.

In March 2023, Orpathys was approved in the Macau Special Administrative Region. In February 2025, it was approved in Hong Kong Special Administrative Region under the "1+" mechanism.

Surufatinib (Sulanda in China)

Surufatinib was approved in China for non-pancreatic NETs in December 2020 and for pancreatic NETs in June 2021. It is being marketed by us in China under the brand name Sulanda. There are approximately 34,000 new patients per year in China. According to IQVIA tracking study report in the fourth quarter of 2023, Sulanda maintained its position in the market with 21% prescription share in NET treatment, ahead of competitors Sutent and Afinitor. Sulanda is also being investigated in a Phase II/III trial in a combination of surufatinib, camrelizumab (PD-1 antibody), nab-paclitaxel and gemcitabine for 1L PDAC.

Total in-market sales and consolidated revenue in 2024 increased by 11% to $49.0 million (2023: $43.9 million). Surufatinib has been successfully recommended in 2023 Chinese medical association consensus for standardized diagnosis and treatment of pancreatic cancer neuroendocrine neoplasms and four other treatment guidelines for neuroendocrine tumors. Following negotiations with the NHSA, Sulanda continues to be included in the NRDL starting in January 2024 at the same price with 2022-23 NRDL price. We currently own all rights to surufatinib worldwide.

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Tazemetostat (Tazverik in Hainan, Macau, and Hong Kong, China; the U.S. and Japan)

In August 2021, we entered into a strategic collaboration with Epizyme, a subsidiary of Ipsen, to research, develop, manufacture and commercialize tazemetostat in Greater China, including mainland China, Hong Kong, Macau and Taiwan. We are generally responsible for funding all clinical trials of tazemetostat in China, including the portion of global trials conducted there. Epizyme is eligible to receive, across up to eight potential indications, certain tiered royalties (from mid-teen to low-twenties percentage) based on annual net sales of tazemetostat in the licensed territory.

Tazemetostat received accelerated approval from the FDA based on ORR and DoR in January 2020 for epithelioid sarcoma and in June 2020 for r/r ≥2L EZH2m FL or r/r FL with no satisfactory alternatives. It is marketed by Ipsen in the U.S. and by Eisai in Japan.

In May 2022, Tazverik was approved by the Health Commission and Medical Products Administration of Hainan Province, China to be used in the Hainan Boao Lecheng International Medical Tourism Pilot Zone ("Hainan Pilot Zone"), under the Clinically Urgently Needed Imported Drugs scheme, for the treatment of certain patients with epithelioid sarcoma and follicular lymphoma consistent with the label as approved by the FDA. Launched in 2013, the Hainan Pilot Zone is a destination for international medical tourism and global hub for scientific innovation, welcoming 83,900 medical tourists in 2020, according to official data. Tazemetostat is now included in four treatment guidelines and consensus recommendations: CSCO Guidelines for Lymphoid Malignancies, CSCO Guidelines for Bone and Soft Tissue Sarcoma, CACA Expert Consensus on Diagnosis and Treatment of Follicular Lymphoma in Elderly Patients in China and CACA Guidelines for Diagnosis and Treatment of Follicular Lymphoma in China. While not approved by the NMPA or included in the NRDL coverage yet, it has been listed in close to 50 city supplementary healthcare insurance.

Ten epithelioid sarcoma patients began treatment in 2024 (2023: 16, 2022: 3). Tazverik was also approved in the Macau Special Administrative Region in March 2023 and Hong Kong Special Administrative Region in May 2024. In July 2024, the NDA for tazemetostat for the treatment of adult patients with 3L r/r EZH2m FL was accepted for review and granted Priority Review by the NMPA. We are also taking part in the China portion of the global SYMPHONY-1 Phase III study of tazemetostat in combination with lenalidomide and rituximab in 2L FL. In-market shares and consolidated revenue were around $1.0 million each year last two years.

Clinical Drug Development Summary

We discovered and developed all our the innovative drugs in our pipeline, except tazemetostat, which we in-licensed from Epizyme, a subsidiary of Ipsen. We partner with Eli Lilly marketing fruquintinib in China, and with Takeda outside of China. We partner globally with AstraZeneca for savolitinib. Please see details in "—Overview of Our Collaborations—." We retain the global rights to the rest of the portfolio.

The following table summarizes the status of our clinical portfolio's development in registrational trials:



Program	Investigational treatment	Disease	Target patient	Study name	Country/region	Proof of concept	Registration	Approved
Fruquintinib VEGFR-1, -2, -3	**Fruquintinib**	CRC	≥3L; Refractory	FRESCO-2	Global			Marketed
	Fruquintinib	CRC	≥3L; Chemotherapy refractory	FRESCO	China			Marketed
	Fruquintinib + sintilimab (PD-1)	EMC	2L conditional	FRUSICA-1	China			Marketed
	Fruquintinib + sintilimab (PD-1)	RCC	2L	FRUSICA-2	China			Fully enrolled
	Fruquintinib + sintilimab (PD-1)	EMC	2L confirmatory	FRUSICA-3	China			
Savolitinib MET	**Savolitinib** + osimertinib (EGFR)	NSCLC	2/3L osi-refractory MET-amp/oe	SAVANNAH	Global	*		
	Savolitinib + osimertinib (EGFR)	NSCLC	2/3L osi-refractory MET-amp/oe	SAFFRON	Global			
	Savolitinib + osimertinib (EGFR)	NSCLC	1L; EGFRm MET-oe	SANOVO	China			
	Savolitinib + osimertinib (EGFR)	NSCLC	2L; EGFR TKI-refractory MET-amp	SACHI	China			NDA Filed
	Savolitinib	NSCLC	1L & 2L; METex14		China			Marketed
	Savolitinib + durvalumab (PD-L1)	Papillary RCC	1L, MET+	SAMETA	Global			Fully enrolled
	Savolitinib	GC	3L; MET+		China			
	Note: HUTCHMED is investigating savolitinib in a global collaboration with AstraZeneca. AstraZeneca leads development outside of China.							
Surufatinib VEGFR-1, -2, -3 FGFR1, CSF-1R	**Surufatinib**	Pancreatic NET	All	SANET-p	China			Marketed
	Surufatinib	Non-Pancreatic NET	All	SANET-ep	China			Marketed
	Surufatinib + camrelizumab (PD-1)	PDAC	1L		China	* **		
Sovleplenib (HMPL-523) SYK	**Sovleplenib**	ITP	2L; Relapsed/refractory	ESLIM-01	China			NDA filed
	Sovleplenib	wAIHA	All	ESLIM-02	China			
Tazemetostat EZH2	**Tazemetostat**	ES, FL			China			Marketed (Hainan, HK & Macau)
	Tazemetostat	FL	≥3L, Relapsed/refractory ≥3L	(Bridging)	China			NDA filed
	Tazemetostat	FL	≥2L, Relapsed/refractory ≥2L EZH2w/EZH2m	SYMPHONY-1	China			
	Note: Tazemetostat developed by Epizyme, an Ipsen company. Approved in the US for ES and FL as a monotherapy. HUTCHMED rights are for Greater China.							
Fanregratinib (HMPL-453) FGFR1, 2, 3	**HMPL-453**	IHCC	2L; FGFR2 fusion/rearrange		China			Fully enrolled
Ranosidenib (HMPL-306) IDH 1/2	**HMPL-306**	AML	2L; Relapsed/refractory	RAPHAEL	China			

Global ● China ●

* Phase II registration-intent study subject to regulatory discussion;

** Phase II part of the Phase II/III study

Notes: AML: acute myeloid leukemia; CRC: colorectal cancer; CSF-1R: colony-stimulating factor 1 receptor; EGFR: epidermal growth factor receptor; EGFRm: epidermal growth factor receptor mutation-positive; EMC: endometrial cancer; ES: Epithelioid sarcoma; EZH2: enhancer of zeste homolog 2; FGFR: fibroblast growth factor receptor ; FL: follicular lymphoma; GC: gastric cancer; IDH 1/2: isocitrate dehydrogenase 1/2; IHCC: intrahepatic cholangiocarcinoma; ITP: immune thrombocytopenic purpura; mCRC: metastatic colorectal cancer; MET: mesenchymal-epithelial transition receptor; MET-amp: MET amplification; METex14: MET exon 14 skipping alteration; MET-oe: MET overexpression; NDA: new drug application; NET: neuroendocrine tumor; NSCLC: non-small cell lung cancer; osi-refractory: osimertinib-refractory; PD-1: programmed death-1; PD-L1: programmed death-ligand 1; RCC: renal cell carcinoma; TKI: tyrosine kinase inhibitor; VEGFR: vascular endothelial growth factor receptor; wAIHA: warm autoimmune hemolytic anemia

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Discovery Research & the Antibody-Targeted Therapy Conjugate (ATTC) Technology Platform

We have built a drug discovery engine based in China, which has already produced a pipeline of over 20 differentiated clinical and late pre-clinical stage drug candidates covering both novel and validated targets of which three are now marketed. We strive to create differentiated novel oncology and immunology treatments with global potential. These include small molecules and biologic therapies which address aberrant genetic drivers and cancer cell metabolism; modulate tumor immune microenvironment; and target immune cell checkpoints. We design drug candidates to be used in combinations with other therapies, such as chemotherapy, immunotherapy and other targeted therapies to attack disease simultaneously through multiple modalities and pathways. We believe that this approach can significantly improve treatment outcomes for patients.

In line with the above approach, in January 2025, we announced our next-generation in-house technology platform in antibody-targeted therapy conjugates, or ATTCs. For over three years, we have invested significant resources into this new platform, which should provide multiple drug candidates in the future. Compared to traditional cytotoxin-based ADCs, ATTC replaces traditional toxin-based payload with small molecules targeted therapy. Thus, unlike traditional ADCs, ATTCs have potential to be administered in combination with chemotherapy, or other targeted agents, which is particularly important in frontline settings.

Another benefit of this new modality is to further optimize the anti-tumor activity of a small molecule, which may otherwise be limited by a narrow therapeutic window. Through a reduction of on-target/off-tumor toxicity, our platform is designed to deliver highly potent concentrations of small molecule inhibitors to target sites. This has potential to confer efficacy in a broad array of indications with high unmet needs and enable long-term usage. More generally, our ATTC platform has the potential to incorporate high molecular weight drug payloads such as proteolysis targeting chimeras (“PROTACs”) and protein-protein inhibitors (“PPIs”).

Pre-clinical data suggests robust anti-tumor activity, durable response with our ATTC candidates when compared to monoclonal antibodies either alone and given in combination with targeted small molecule therapy in a variety of tumor types. IND-enabling work is ongoing and first global clinical trials, including in China, are expected to initiate in late 2025. Beyond these clinical stage candidates and ATTC candidates, we continue to research and discover new types of drug candidates, including those that address cancer-related apoptosis, cell signaling, epigenetics and protein translation and other novel technologies. The following picture contrasts the difference between the traditional ADC and the pioneering ATTC.


Traditional ADCs vs. HUTCHMED ATTCs
Traditional
Antibody-Drug Conjugates (ADCs)
Monoclonal antibody
Cytotoxic payload
Linker
HUTCHMED
Antibody Targeted-Therapy Conjugates (ATTCs)
Monoclonal antibody
Targeted-therapy
Linker
Improved Safety
Better Efficacy
Attractive Pharmacokinetics

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Manufacturing

We have a drug product manufacturing facility in Suzhou which manufactures both clinical and commercial supplies for fruquintinib and surufatinib. Our new drug product facility in Shanghai is expected to increase our novel drug product manufacturing capacity by over five times. All our clinical supplies have completed technology transfer and are now being produced by our Shanghai factory. Our commercial supplies have also gradually migrated to this new facility, with significant production cost savings.

A commercial batch of savolitinib, which previously relied on a third-party manufacturer, was manufactured in the Shanghai factory in late 2024. This marked the first approval and delivery of commercial production from the Shanghai factory. We plan to complete site application and submission for surufatinib and fruquintinib in the second half of 2025, paving the way for their commercial production at the Shanghai factory.

We have established the FRUZAQLA® supply chain for the global markets including U.S., E.U. and Japan. Two drug product sites for supplying fruquintinib to the U.S. market have been qualified: our own facility in Suzhou and a second site in Switzerland. Both sites have already successfully delivered commercial batches for product launches in several E.U. countries, the United Kingdom and Switzerland during 2024.

The ATTC facility has commenced production of GMP-grade materials tailored for IND applications and clinical supply. For future ATTC production, we may consider further expansion of our facilities and/or external collaboration to scale up our biologics capacity.

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Other Ventures

Our Other Ventures include drug marketing and distribution platforms covering about 290 cities and towns in China, primarily focusing on prescription drugs through joint ventures. In December 2024, we entered into agreements to dispose of a 45% equity interest in Shanghai Hutchison Pharmaceuticals to focus on our global innovative drug discovery and development businesses.

In 2024, our Other Ventures' consolidated revenue decreased 14% to $266.8 million (2023: $309.4m). Consolidated net income attributable to HUTCHMED from our Other Ventures decreased by 5% to $47.7 million (2023: $50.3m) due to disposal of interests in consumer products business in December 2023, lower COVID-related prescription drug distribution sales and fluctuation in net income contributed from Shanghai Hutchison Pharmaceuticals.

Distribution Business (a 51%-held joint venture with Sinopharm): Revenue from the provision of services to third-party pharmaceutical companies in China decreased by 11% to $262.8 million (2023: $295.4m), primarily as a result of lower COVID-related prescription drug distribution sales in 2024. This excluded commercial services provided for our own products.

Shanghai Hutchison Pharmaceuticals (a non-consolidated joint venture with Shanghai Pharmaceuticals): Sales of this own-brand prescription drugs business increased by 2% to $393.5 million (2023: $385.5m) as volume growth offset price reduction in preparation for potential national implementation of volume-based procurement. Our share of equity in earnings of equity investee slightly decreased by 2% to $46.5 million (2023: $47.4m) mainly due to an increase in clinical trial investment for new products. Shanghai Hutchison Pharmaceuticals' main product is MUSKARDIA® (also known as She Xiang Bao Xin or SXBX pill), an oral vasodilator prescription therapy for coronary artery disease and the largest botanical prescription drug in this indication in China. Sales increased by 4% to $362.3 million in 2024 (2023: $348.6m). MUSKARDIA® is fully reimbursed in all of China.

Shanghai Hutchison Pharmaceuticals 45% Disposal: We had been exploring opportunities to unlock the underlying value of Shanghai Hutchison Pharmaceuticals and focus resources on our global innovative drug discovery and development businesses. On December 31, 2024, we entered into two share purchase agreements to divest our 45% equity interest in Shanghai Hutchison Pharmaceuticals for approximately $608 million in cash, to GP Health Service Capital Co., Ltd. ("GP Health") for a 35% equity interest in Shanghai Hutchison Pharmaceuticals ("GP Health Sale Shares") and Shanghai Pharmaceuticals for a 10% equity interest in Shanghai Hutchison Pharmaceuticals. Subsequently, pursuant to the share purchase agreement, GP Health designated and we entered into share purchase agreements with GP Zhicheng Private Equity and Shanghai Zhibaihe Enterprise Management to purchase a 25.1247% and a 9.8753% equity interest in Shanghai Hutchison Pharmaceuticals, respectively, together representing all of the GP Health Sale Shares. On March 14, 2025, we dispatched to our shareholders a notice of Extraordinary General Meeting and circular to convene an Extraordinary General Meeting of our shareholders to approve the transactions on March 31, 2025. The transactions are conditional upon the satisfaction (or, where applicable, waiver) of certain conditions including the simultaneous closing of each share purchase agreement, approval by our shareholders and regulatory approvals.

Following closing of the transactions, we will retain a 5% equity interest in Shanghai Hutchison Pharmaceuticals and the right to nominate one director of Shanghai Hutchison Pharmaceuticals. There will be a three-year transition period in which we have the right to propose for nomination the General Manager of Shanghai Hutchison Pharmaceuticals, and will guarantee to GP Zhicheng Private Equity and Shanghai Zhibaihe Enterprise Management a minimum Shanghai Hutchison Pharmaceuticals net profit growth of at least ~5% annually, subject to total compensation, for not achieving such net profit growth, not exceeding approximately $95 million. It is estimated that we will record a gain on disposal of approximately $477 million before taxation, taking into account the carrying value of the shares sold and the present value of the maximum total compensation.

Dividends: In 2024, dividends of $34.9 million (2023: $42.3m) were paid from Shanghai Hutchison Pharmaceuticals to the Group level with aggregate dividends received by us since inception of over $360 million.

Our Clinical Pipeline

1. Savolitinib (HMPL-504)

Savolitinib is a potent and selective inhibitor of MET, an enzyme which functions abnormally in many types of solid tumors. We designed savolitinib to address human metabolite-related renal toxicity, the primary issue that halted development of several other selective MET inhibitors. In clinical studies to date, savolitinib has shown promising signs of clinical efficacy in patients with MET gene alterations in NSCLC, PRCC, CRC and GC with an acceptable safety profile. We partner with AstraZeneca to develop and commercialize savolitinib globally. For more information, see "—Overview of Our Collaborations—AstraZeneca."

Savolitinib Mechanism of Action

MET is a signaling pathway that has specific roles in normal mammalian growth and development. However, the MET pathway has also been shown to function abnormally in a range of different cancers, primarily through MET gene amplification, protein overexpression and gene mutations. The aberrant activation of MET plays a major role in cancer pathogenesis, including tumor growth, survival, invasion, metastasis, the suppression of cell death as well as angiogenesis. MET also plays a role in drug resistance in many tumor types. MET gene aberrations has been found in NSCLC and CRC following EGFR TKI treatment, leading to drug resistance. MET dysregulation plays a role in the immunosuppression and pathogenesis of kidney cancer.

Savolitinib Regulatory Status and Path

In June 2021, the NMPA conditionally approved savolitinib for 2L NSCLC with METex14 skipping alterations, making savolitinib the first-in-class selective MET inhibitor in China. This approval follows a priority review designation by the NMPA in July 2020. The approval by the NMPA was based on positive results from a China Phase II trial in 2L NSCLC patients with METex14 skipping alteration, including patients with the more aggressive pulmonary sarcomatoid carcinoma subtype.

In January 2025, supplemental NDA for savolitinib was approved by the NMPA for 1L NSCLC with METex14 skipping alteration. The NMPA also converted prior conditional approval in 2L patients to full approval. The new label included both treatment-naïve and previously treated patients in China. The approval was based on data from a confirmatory China Phase IIIb clinical trial (NCT04923945). Preliminary efficacy and safety data from the first-line cohort were presented at WCLC 2023. Final data from the confirmatory Phase IIIb trial were presented at ELCC 2024. The results were also published in *The Lancet Respiratory Medicine*.

MET-aberration, such as MET overexpression or amplification, is a major mechanism for acquired resistance to both first-generation and third-generation EGFR TKIs. Savolitinib were studied extensively in these patients in the TATTON and SAVANNAH studies, with results presented at WCLC 2021 and WCLC 2022, respectively. Findings based on SAVANNAH and the TATTON studies supported the initiation of the SAFFRON global Phase III study as well as China Phase III studies, SACHI and SANOVO. In January 2023, savolitinib was granted Fast Track Designation by the FDA for the combination with Tagrisso in NSCLC patients with MET overexpression and/or amplification following progression on Tagrisso. This combination treatment is chemotherapy-free, biomarker-specific and orally administered, aiming for a balanced efficacy, safety and quality-of-life profile for patients.

In October 2024, we announced positive high-level results from the SAVANNAH Phase II trial that showed savolitinib plus Tagrisso demonstrated a high, clinically meaningful and durable ORR for patients with EGFRm NSCLC with high levels of MET overexpression and/or amplification, whose disease progressed on treatment with Tagrisso. In December 2024, the NMPA granted Breakthrough Therapy Designation to the combination of savolitinib and Tagrisso for the treatment of patients with locally advanced or metastatic EGFR mutation-positive NSCLC with MET amplification after disease progression on EGFR inhibitor therapy. In December 2024, the NDA for this combination therapy was accepted and granted priority review by the NMPA.

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Savolitinib Pre-clinical Evidence

In pre-clinical trials, savolitinib demonstrated strong in vitro activity against MET, affecting its downstream signaling targets and thus blocking related cellular functions effectively, including proliferation, migration, invasion, scattering and the secretion of VEGF that plays a pivotal role in tumor angiogenesis. In the MET enzymatic assay, savolitinib showed potent activity with IC_{50} of 5 nM. In a kinase selectivity screening with 274 kinases, savolitinib had potent activity against the MET Y1268T mutant (comparable to the wild-type), weaker activity against other MET mutants and almost no activity against all other kinases. Savolitinib was found to be approximately 1,000 times more potent to MET than the next non-MET kinase. Similarly, in cell-based assays measuring activity against MET phosphorylation, savolitinib demonstrated potent activity in both ligand-independent (gene amplified) and ligand-dependent (overexpressed) cells with low IC_{50}. In target related tumor cell function assays, savolitinib showed high potency with IC_{50} of less than 10 nM. Savolitinib demonstrated cytotoxicity only on tumor cells that were MET amplified or overexpressed. In other cells, IC_{50} amounts were over 30,000 nM, thousands of times higher than the IC_{50} on MET tumor cells.

The data above suggest that (i) savolitinib has potent activity against tumor cell lines with MET amplification in the absence of hepatocyte growth factor, or HGF, indicating that there is HGF-independent MET activation; (ii) savolitinib has potent activity in tumor cell lines with MET overexpressed, but only in the presence of HGF, indicating HGF-dependent MET activation; and (iii) savolitinib has no activity in tumor cell lines with low MET overexpression/ amplification, suggesting that strong kinase selectivity.

Savolitinib Clinical Development

Savolitinib Combination - Non-small Cell Lung Cancer

Treatment	Trial Name, Patient Focus	Sites	Phase	Status/Plan	NCT #
Savolitinib + Tagrisso	SAVANNAH: 2L/3L EGFRm MET-amplified/overexpressed post Tagrisso	Global	II	Fully enrolled in Feb 2024 Positive results announced in Oct 2024	NCT03778229
Savolitinib + Tagrisso	SAFFRON: 2L/3L EGFRm MET-amplified/overexpressed post Tagrisso	Global	III	Ongoing Target recruitment completion 2H 2025	NCT05261399
Savolitinib + Tagrisso	SACHI: 2L EGFRm MET-amplified post 1st/2nd/3rd-generation EGFR-TKI	China	III	Interim analysis met primary endpoint NDA accepted in December 2024	NCT05015608
Savolitinib + Tagrisso	SANOVO: 1L EGFRm MET-overexpressed	China	III	Ongoing	NCT05009836
Savolitinib	2L METex14 skipping alterations	China	II	NMPA approved	NCT02897479
Savolitinib	1/2L METex14 skipping alterations	China	IIIb	NMPA approved	NCT04923945

In 2015, AstraZeneca received FDA approval for Tagrisso, its drug for the treatment of T790M+ EGFRm+, TKI-resistant NSCLC. A drug with this type of activity is known as a third-generation EGFR inhibitor. In 2018, Tagrisso's label was expanded to include 1L metastatic EGFRm NSCLC. In December 2020, Tagrisso's label was further expanded to include adjuvant therapy after tumor resection in EGFRm NSCLC. In February 2024, Tagrisso was approved in combination with chemotherapy for 1L EGFRm NSCLC. In September 2024, it was further approved for local advanced unresectable (stage III) EGFRm NSCLC which has not progressed during or following chemoradiation. We and AstraZeneca are studying savolitinib in combination with Tagrisso in both 1L and 2/3L settings which have developed a resistance to TKI (primarily Tagrisso).

2L EGFRm MET amplification/overexpression NSCLC

<u>SAVANNAH: Phase II study of savolitinib with Tagrisso in 2/3L EGFRm NSCLC with MET amp/overexpression (NCT03778229)</u>

SAVANNAH is a global Phase II single-arm study of savolitinib in combination with Tagrisso in 2/3L EGFRm NSCLC with MET amplification and/or overexpression upon disease progression following Tagrisso. The definition of MET overexpression was IHC 3+ in ≥50% of tumor cell (IHC50+) while MET amplification referred to FISH MET copy number ≥5 or MET:CEP7 ratio ≥2 (FISH5+). High cut-off levels for MET overexpression was defined as IHC 3+ in ≥90% (IHC90+) and MET amplification being copy number ≥10 (FISH10+). In addition to continuing Tagrisso 80mg OD, patients received savolitinib 300mg OD, 300mg BID or 600mg OD.

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Results of SAVANNAH at WCLC 2022: efficacy in patients with MET-high vs MET-low amp/overexpression

Results were presented at WCLC 2022 for 193 efficacy evaluable patients on savolitinib 300mg OD plus Tagrisso 80mg OD with cut-off date of August 27, 2021. The prevalence of the high cut-off levels of MET amplification/overexpression was 34% of patients centrally tested for enrollment in this study. Results showed a trend toward improved response rates with increasing level of MET aberration with ORR of 32%, DoR of 8.3 months and PFS of 5.3 months for all patients. Among the 108 patients who met high cut-off levels, ORR was 49%; DoR was 9.3 months; and PFS was 7.1 months. Among the 87 patients who met high cut-off levels and did not receive prior chemotherapy, ORR was 52%; DoR was 9.6 months; and PFS was 7.2 months. The safety profile of savolitinib plus Tagrisso was consistent with that of the combination and of each treatment alone. Grade ≥3 adverse effects occurred in 45% of patients, with pulmonary embolism at 5%, dyspnoea at 4% and decreased neutrophil count at 4%.

In 2022, a registrational cohort was expanded focusing on patients who met the high cut-off levels and treated with savolitinib 300 mg BID (instead of OD in WCLC 2022 reported cohort) and Tagrisso 80 mg OD. Another small cohort was on savolitinib 300mg BID plus placebo. In October 2024, positive high-level results from the registrational cohort showed the combination demonstrated a high, clinically meaningful and durable ORR. Results of this registrational cohort of 101 patients will be presented at ELCC 2025 in March 2025.



Novel biomarker and patient enrichment strategy driven by SAVANNAH

N=185 *300mg QD*	*MET positive -high* *IHC90+ and/or FISH10+*		*MET positive -low* *IHC50 –90 and/or FISH 5 -10*	
Prevalence among patients screened	*34%*		*28%*	
Prior Chemo	All	No prior chemo subset	All	No prior chemo subset
Administration	*Oral*			
No *of pts*	n=108	n=87 (out of 108)	n=77	n=63 (out of 77)
ORR	49%	52%	9%	10%
mPFS	*7.1m*	*7.2m*	*2.8m*	*2.8m*
mDoR	*9.3m*	*9.6m*	*6.9m*	*7.3m*

Source: WCLC 2022 Abstract # EP08.02-140. DOI: 10.1016/j.jtho.2022.07.823

SAFFRON: Phase III study of savolitinib with Tagrisso in 2/3L EGFRm NSCLC with MET amp/overexpression (NCT05261399)

SAFFRON is a global Phase III randomized, open-label, active-controlled study of savolitinib with Tagrisso in 2/3L EGFRm locally advanced or metastatic NSCLC patients with MET amplification and/or overexpression and progressed on 1L or 2L treatment with Tagrisso as the most recent therapy, with no prior chemotherapy in the metastatic setting allowed. Findings based on SAVANNAH and the TATTON studies supported the initiation of SAFFRON. Patients are prospectively selected for the higher level of MET aberration of FISH10+ and/or IHC90+. The SAFFRON study will evaluate the efficacy and safety of savolitinib in combination with Tagrisso compared to pemetrexed plus platinum doublet-chemotherapy, the current standard-of-care treatment in this setting. The primary endpoint of the study is PFS. Our partner AstraZeneca plans to recruit about 320 patients.

<u>SACHI: Phase III study of savolitinib with Tagrisso in 2L EGFRm NSCLC with MET amplification (NCT05015608)</u>

SACHI is a China Phase III open-label, randomized, controlled study on patients with locally advanced or metastatic EGFRm NSCLC with MET amplification after progression on first-, second- or third-generation EGFR inhibitor therapy. The study will evaluate savolitinib 400mg or 600mg OD in combination with Tagrisso 80mg OD, compared to platinum-based doublet-chemotherapy (pemetrexed plus cisplatin or carboplatin), the standard of care treatment option in this setting. The primary endpoint of the study is PFS as assessed by investigators. In December 2024, the NMPA granted Breakthrough Therapy designation to this combination therapy. In a planned interim analysis, the IDMC considered that the study had met the pre-defined primary endpoint of PFS and enrollment into the study had concluded, leading to an acceptance of NDA with priority review status.

1L EGFRm MET amplification/overexpression NSCLC

About 20% to 30% of EGFRm NSCLC patients experienced unsatisfactory responses to EGFR-TKIs monotherapy. Co-existing *de novo* MET amplification and/or overexpression was associated with a shorter time to progression. There are large unmet clinical needs for NSCLC patients with both EGFR mutation and MET overexpression. Savolitinib, in combination with Tagrisso, as a first-line treatment, may improve efficacy and overcome MET-driven primary resistance.

<u>SANOVO: Phase III study of savolitinib with Tagrisso in 1L EGFRm NSCLC with MET overexpression (NCT05009836)</u>

SANOVO is a China Phase III randomized, double-blind, active-controlled study savolitinib in combination with Tagrisso in 1L EGFRm NSCLC patients with MET overexpression. Patients with untreated unresectable or metastatic NSCLC carrying EGFR mutation (exon 19 deletion or L858R) and MET overexpression (IHC 2+ or 3+) are randomized into two groups: savolitinib 600mg or 400mg OD plus Tagrisso 80mg OD or placebo plus Tagrisso 80mg OD. Primary endpoint is PFS assessed by investigators. First patient was dosed in September 2021. We target recruitment of 320 patients.

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<u>FLOWERS: Phase II study of savolitinib with Tagrisso in 1L EGFRm NSCLC with MET amp/overexpression (NCT05163249)</u>

FLOWERS is a China Phase II randomized, investigator-initiated, prospective, multicenter study of savolitinib in combination with Tagrisso, versus Tagrisso alone, in 1L EGFRm NSCLC patients with MET amplification or overexpression. The definition of MET overexpression is IHC 3+ in ≥75% of tumor cells. The criteria of MET amplification are gene copy number ≥5 and/or MET/CEP7 ratio ≥2 by tissue FISH or MET GCN≥5 by tissue NGS. Primary endpoint is ORR. Interim results were presented at WCLC 2024. As of May 28, 2024, 44 patients were randomized into receiving combination of savolitinib 300mg BID and Tagrisso 80mg OD (N=21) or Tagrisso monotherapy 80mg OD (N=23). With a median follow-up of 8.2 months, confirmed ORR of the combination cohort was 90.5%, versus 60.9% in the monotherapy cohort, with DCR of 95.2% versus 87.0%; DoR (not mature) of 18.6 months versus 8.4 months; and PFS (not mature) of 19.6 months versus 9.3 months, respectively. Grade ≥ 3 TRAEs were reported by 57.1% of patients in combination arm, versus 17.4% in monotherapy arm. The most common TRAEs were rash (52.4%), thrombocytopenia (52.4%), and peripheral edema (42.9%) in combination arm, mostly of grade 1 or 2.

Results of FLOWERS at WCLC 2024: responses in patients on savolitinib + Tagrisso vs. Tagrisso alone



Data cut-off date: May 28, 2024

*One patient did not complete target lesion assessment after baseline.

Median follow-up: 8.2 months (Q1, Q3 7.0 - 9.4)

Proportions may not sum to 100% due to rounding. Data presented as n (%, 95% CI)

Source: Jinji, Y., et al. Osimertinib with or without savolitinib as 1L in de novo MET aberrant, EGFRm advanced NSCLC (CTONG 2008): A Phase II trial. Plenary Session PL04.10 at the 2024 ESMO

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Monotherapy for 1/2L METex14 skipping NSCLC

Phase III study of savolitinib monotherapy in 1/2L METex14 NSCLC (NCT04923945)

We completed a China Phase IIIb open-label, single-arm, multi-cohort confirmatory study of savolitinib in 1L or 2L METex14 skipping NSCLC patients. Preliminary data from the 1L cohort were presented during the WCLC 2023. At data cut-off of April 30, 2023, among 84 patients, ORR was 60.7% and DCR was 95.2%. At median follow-up of 11.1 months, PFS was 13.8 months.

Final data from the confirmatory Phase IIIb trial were presented at ELCC 2024. In 1L patients, ORR was 62.1%; DCR was 92.0% and DoR was 12.5 months, as assessed by an independent review committee. PFS was 13.7 months and OS was not reached with median follow-up of 20.8 months. In 2L patients, ORR was 39.2%; DCR was 92.4% and DoR was 11.1 months, as assessed by an independent review committee. PFS was 11.0 months and OS was not mature with median follow-up of 12.5 months. Responses occurred early (time to response 1.4-1.6 months) in both 1L and 2L patients. The safety profile was tolerable and no new safety signals were observed. The most common Grade ≥3 TEAEs (5% or more of patients) were abnormal hepatic function (16.9%), increased alanine aminotransferase (14.5%), increased aspartate aminotransferase (12.0%), peripheral oedema (6.0%) and increased gamma-glutamyltransferase (6.0%).

Phase II study of savolitinib in 2L METex14 NSCLC (NCT02897479)

We completed a China Phase II open-label, single-arm, registration-enabling study of savolitinib in 2L METex14 skipping NSCLC patients who have progressed following prior systemic therapy, or unable to receive chemotherapy.

At ASCO 2020, we presented interim data on 70 treated patients, of which 61 patients were efficacy evaluable at the data cut-off date of March 31, 2020. The overall data were encouraging, despite the inclusion of patients with a more aggressive subtype (36% with pulmonary sarcomatoid carcinoma) and showed tolerable safety. At subsequent data cut-off date of August 3, 2020, in the 61 evaluable patients, ORR was 49.2%; DCR was 93.4% and DoR was 8.3 months. Results were published in *The Lancet Respiratory Medicine* and formed the basis for an NDA filing, which was approved by the NMPA in June 2021.

Final OS and subgroup analysis was presented at ELCC 2022 and published in the journal *JTO Clinical and Research Reports*. At final data cut off-date of June 28, 2021, in the full analysis set of 70 patients, PFS was 6.9 months and OS was 12.5 months. CTC grade 3 or above TEAEs, with greater than 5% incidence were peripheral edema (9%), increased aspartate aminotransferase (13%) and increased alanine aminotransferase (10%). Adverse events-related discontinuations rate was 14.3%.

Savolitinib Combination - Kidney Cancer

Treatment	Trial Name, Patient Focus	Sites	Phase	Status/Plan	NCT #
Savolitinib + Imfinzi	SAMETA: MET-driven PRCC	Global	III	Fully enrolled	NCT05043090

PRCC is a subtype of kidney cancer, representing about 15% of patients, with no treatments approved for patients with tumors that harbor MET-driven alterations. MET is a key genetic driver in PRCC, and emerging evidence suggests that combining immunotherapies with a MET inhibitor could enhance anti-tumor activity. Anti-PD-L1 antibodies have been associated with clinical benefits in metastatic RCC, and MET dysregulation has been considered to play an important role in PRCC pathogenesis (including in our savolitinib Phase I and Phase II monotherapy studies) and is a mechanism of resistance against kinase inhibitors in clear cell RCC. Moreover, it is believed that the MET signaling pathway has a complex interplay with the immune system, including correlation with PD-L1 expression, immune suppression through angiogenesis and many other facets of the immune system.

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<u>SAMETA: Phase III study of savolitinib with Imfinzi PD-L1 inhibitor in MET-driven PRCC (NCT05043090)</u>

SAMETA is a global Phase III randomized, open-label, active-controlled three-arm study of savolitinib in combination with Imfinzi in treatment-naïve patients with MET-driven, unresectable and locally advanced or metastatic PRCC. Patients were randomized in 2:1:1 ratio to receive 600 mg of savolitinib OD plus Imfinzi or Imfinzi monotherapy or Sutent monotherapy, an oral multi-kinase inhibitor considered as the standard of care treatment option in PRCC. The primary endpoint of the study is PFS. The first patient was dosed in October 2021. We completed the enrollment of 140 patients in 2024.

Prior to SAMETA, we have conducted multiple global studies of savolitinib in PRCC patients, including the SAVOIR monotherapy and CALYPSO combination therapy trials, that both demonstrated highly encouraging results. The CALYPSO study was a global Phase II open-label investigator-initiated study of savolitinib in combination with Imfinzi in PRCC patients in the U.K. and Spain. 24-month follow-up showed median PFS of 15.7 months and median OS of 27.4 months in MET-driven PRCC patients. These results led to the initiation of a global Phase III SAMETA study in 2021.

Savolitinib - Gastric Cancer

Treatment	Patient Focus	Sites	Phase	Status/Plan	NCT #
Savolitinib	3L GC with MET amplification	China	II Registration	Ongoing Breakthrough Therapy Designation	NCT04923932

<u>Phase II study of savolitinib in 3L GC with MET amplification (NCT04923932)</u>

MET-driven GC has a very poor prognosis. We are carrying out a China Phase II two-stage, open-label, single-arm, multi-cohort registration-intent study of savolitinib for GC or gastroesophageal junction adenocarcinoma patients who progressed after at least one line of standard therapy. The primary endpoint is ORR as assessed by an independent review committee. The first patient was dosed in July 2021. Preliminary data from an interim analysis was reported at AACR 2023. Confirmed ORR was 45%, or 50% in the 16 patients with high MET gene copy number. DoR rate at 4-months was 85.7%. The most common grade 3 or above TRAEs (more than 5%) were decreased platelet count, hypersensitivity, anemia, neutropenia and abnormal hepatic function. The BID regimen is being investigated further in MET high patients. Following consultation with the NMPA, a ~60-patient registration cohort began enrolling in March 2023. In August 2023, the NMPA granted Breakthrough Therapy Designation for 3L gastric cancer with MET amplification.

Multiple Phase II studies have been conducted in Asia to study savolitinib in MET-driven GC , which account for approximately 5% of all GC patients, and demonstrated promising efficacy. The VIKTORY study is a biomarker-based, Phase II umbrella trial in GC conducted by the Samsung Medical Center in South Korea. Patients that tested positive for MET amplification or overexpression were treated with either savolitinib monotherapy or a combination of savolitinib and Taxotere. A total of 715 GC patients were successfully sequenced and MET amplification was observed in 3.5% of these patients. Of the 10 associated clinical trials under the VIKTORY umbrella, the highest ORR was observed in the MET amplification arm in patients treated with savolitinib monotherapy, which reported an ORR of 50% and met pre-specified 6-week PFS rates. While the savolitinib and Taxotere combination was well tolerated, investigators decided to stop enrollment in the two combination cohorts in order to direct patients to the savolitinib monotherapy arm.

Savolitinib Commercial Launch

Sold under the brand name Orpathys, savolitinib was granted conditional approval in China by the NMPA for 2L NSCLC with METex14 skipping alterations and was launched in July 2021 by our partner, AstraZeneca. In January 2025, supplemental NDA for savolitinib was approved by the NMPA for 1L NSCLC with METex14 skipping alteration. The NMPA also converted the prior conditional approval in 2L patients to full approval. The new label indication included both treatment-naïve and previously treated patients in China.

The revenue we generate from Orpathys comprises royalty revenue and manufacturing revenue. Following negotiations with the NHSA in January 2023, starting on March 1, 2023, Orpathys was included in the updated NRDL, broadening patient access to this medicine. Orpathys renewed its NRDL coverage for a new two-year term starting in January 2025, at the same price as the 2023-24 NRDL price. In 2024, we generated $24.5 million in total revenue from Orpathys sales, of which $13.6 million was royalty revenue and $10.9 million was manufacturing revenue from sales of goods to AstraZeneca.

Savolitinib Partnership with AstraZeneca

In December 2011, we entered into a global licensing, co-development, and commercialization agreement for savolitinib with AstraZeneca. Based on savolitinib's clinical progress as a highly selective MET inhibitor in a number of cancers, in August 2016, December 2020 and November 2021, we and AstraZeneca amended our global licensing, co-development, and commercialization agreement for savolitinib. We believe that AstraZeneca's portfolio of proprietary targeted therapies is well suited to be used in combinations with savolitinib, and we are studying combinations with Tagrisso (EGFRm+, T790M+) and Imfinzi (PD-L1). For more information regarding our partnership with AstraZeneca, see "—Overview of Our Collaborations—AstraZeneca."

2. Fruquintinib (HMPL-013)

Fruquintinib is a highly selective and potent oral inhibitor of vascular endothelial growth factor or VEGF receptors, known as VEGFR 1, 2 and 3. It has the potential to become a small molecule VEGFR 1, 2 and 3 inhibitor for many types of solid tumors that has the highest selectivity. Fruquintinib was designed to improve kinase selectivity to minimize off-target toxicities, improve tolerability and provide more consistent target coverage. The tolerability in patients to date, along with fruquintinib's low potential for drug-drug interaction, suggests that it may be highly suitable for combinations with other anti-cancer therapies. We have partnered with Eli Lilly on fruquintinib in China and Takeda outside of China. For more information, see "—Overview of Our Collaborations—Eli Lilly" and "—Overview of Our Collaborations—Takeda."

Fruquintinib Mechanism of Action

During the development of cancer, tumors at an advanced stage can secrete large amounts of VEGF, a protein ligand, to stimulate formation of excessive vasculature (angiogenesis) around the tumor in order to provide greater blood flow, oxygen, and nutrients to fuel the rapid growth of the tumor. Since essentially all solid tumors require angiogenesis to progress beyond a few millimeters in diameter, VEGFR drugs have demonstrated benefits in a wide variety of tumor types. VEGF and other ligands can bind to three VEGF receptors, VEGFR 1, 2 and 3, each of which has been shown to play a role in angiogenesis. Inhibition of the VEGF/VEGFR signaling pathway can stop the growth of the vasculature around the tumor and starve the tumor of the nutrients and oxygen.

Fruquintinib Regulatory Status and Path

For CRC, supported by data from FRESCO China Phase III study, NMPA accepted our NDA submission for fruquintinib in June 2017. Fruquintinib was awarded priority review status by the NMPA in view of its clinical value in September 2017. In September 2018, fruquintinib was approved by the NMPA for the treatment of metastatic colorectal cancer patients, who have failed at least two prior systemic antineoplastic therapies including fluoropyrimidine, oxaliplatin and irinotecan, with or without prior use of anti-VEGF or anti-EGFR therapies. It was launched in November 2018.

Building on the data collected from the FRESCO study, we initiated FRESCO-2 global Phase III study. Based on the successful results of FRESCO-2 and FRESCO, the FDA accepted NDA submission and granted priority review status in May 2023, with a PDUFA date of November 30, 2023. On November 9, 2023, the FDA approved fruquintinib for adults with metastatic CRC who have been previously treated with fluoropyrimidine-, oxaliplatin-, and irinotecan-based chemotherapy, an anti-VEGF therapy, and, if RAS wild-type and medically appropriate, an anti-EGFR therapy. Fruquintinib is the first and only selective inhibitor of all three VEGF receptor kinases approved in the U.S. for previously treated metastatic CRC regardless of biomarker status.

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For EMC, the NMPA granted Breakthrough Therapy Designation to the combination of fruquintinib and Tyvyt In July 2023. Supported by data from FRUSICA-1 China Phase II registrational study in 2L EMC patients with pMMR status, the NMPA accepted NDA submission and granted priority review status in April 2024. Based on the study results, NMPA granted conditional approval in December 2024 for the treatment of patients with advanced EMC with pMMR tumors that have failed prior systemic therapy and are not candidates for curative surgery or radiation.

Fruquintinib Pre-clinical Evidence

Pre-clinical trials have demonstrated that fruquintinib is a highly selective VEGFR 1, 2 and 3 inhibitor with high potency and low cell toxicity at the enzymatic and cellular levels. In a kinase selectivity screening, fruquintinib was found to be approximately 250 times more selective to VEGFR 3 than to the next non-VEGFR kinase.

Fruquintinib Clinical Development

Fruquintinib Monotherapy - Colorectal Cancer

Treatment	Trial Name, Patient Focus	Sites	Phase	Status/Plan	NCT #
Fruquintinib	FRESCO-2: 4L CRC	Global	III	Approved for CRC & launched in the U.S.Nov 2023; in the E.U. Jun 2024, in Argentina, Australia, Canada, Israel, Japan, Singapore, Switzerland, UAE & U.K. in H2 2024, & South Korea in Mar 2025	NCT04322539
Fruquintinib	FRESCO: 3L CRC	China	III	Approved for 3L CRC & launched in 2018	NCT02314819

FRESCO-2: Phase III study of fruquintinib in >3L CRC (NCT04322539)

FRESCO-2 is a global Phase III randomized, double-blind, placebo-controlled registration study of fruquintinib in CRC patients who had progression on, or intolerance to, Lonsurf and/or Stivarga; prior treatment with fluoropyrimidine-, oxaliplatin- and irinotecan-based chemotherapy, an anti-VEGF biological therapy, and, if RAS wild type, and anti-EGFR therapy; and prior treatment with an immune checkpoint inhibitor or BRAF inhibitor if indicated.

Results were presented for the first time at ESMO 2022 and published in *The Lancet*. Between September 2020 and December 2021, we recruited and 691 patients and randomized them 2:1 to receive fruquintinib 5mg OD (3 weeks on, 1 week off) or placebo. Both groups also received best supportive care. As of data cut-off of June 24, 2022, median follow-up was 11.3 months. OS was 7.4 months for the 461 patients treated with fruquintinib compared to 4.8 months for the 230 patients in the placebo group (hazard ratio 0.66; p<0.001). PFS was 3.7 months for patients treated with fruquintinib compared to 1.8 months for patients in the placebo group (HR 0.32; p<0.001). The DCR was 55.5% in the fruquintinib group compared to 16.1% for patients in the placebo group. The positive OS and PFS were consistent across all subgroups.

The safety profile of fruquintinib in FRESCO-2 was consistent with previously reported fruquintinib studies. Grade ≥3 TEAEs occurred in 62.7% of patients who received fruquintinib, versus 50.4% of patients who received placebo, including hypertension (13.6% vs. 0.9%), asthenia (7.7% vs. 3.9%) and hand-foot syndrome (6.4% vs. 0%). A separate study showed that during the study adverse events of special interest led to low rates of dose reduction (13.6% for patients who received fruquintinib vs 0.9% for patients who received placebo) and dose discontinuation (8.3% for patients who received fruquintinib vs 6.1% for patients who received placebo).

Further data of FRESCO-2 was presented at ASCO GI 2023 and ASCO 2023.

Results of FRESCO-2 at ESMO 2022: OS and PFS of fruquintinib vs placebo



Source: *ESMO 2022, LBA25. Dasari NA, et al. LBA25 - FRESCO-2: A global phase III multiregional clinical trial (MRCT) evaluating the efficacy and safety of fruquintinib in patients with refractory metastatic colorectal cancer. 12 Sep 2022, Proffered Paper session 2: GI, lower digestive Session. Annals of Oncology (2022) 33 (suppl_7): S808-S869. 10.1016/annonc/annonc1089.*

A further analysis of data from the FRESCO and FRESCO-2 studies was presented at ASCO 2024. This analysis explored optimal sequencing of treatments in patients with metastatic colorectal cancer in the refractory setting. The magnitude of survival benefit with fruquintinib was similar irrespective of prior Lonsurf and/or Stivarga treatment status and sequence. In FRESCO-2 study, prior therapies were balanced between fruquintinib versus placebo arms. Patients who had received prior Lonsurf reported PFS of 3.6 months in fruquintinib arm vs. 1.9 months in placebo arm. Patients who had prior Stivarga followed by Lonsurf showed PFS of 3.8 months in fruquintinib arm vs. 1.8 months in placebo arm. Patients who had prior Lonsurf followed by Stivarga experienced PFS of 3.7 months in fruquintinib arm vs 1.7 months in placebo arm. Results also showed that the overall data of TEAEs with fruquintinib was consistent regardless of prior Lonsurf and/or Stivarga treatment status or sequence.

<u>FRESCO: Phase III study of fruquintinib in 3L CRC (NCT02314819)</u>

FRESCO is a China Phase III randomized, double-blind, placebo-controlled, pivotal study of fruquintinib in patients with locally advanced or metastatic CRC who had failed at least two prior systemic antineoplastic therapies, including fluoropyrimidine, Eloxatin and Camptosar. At the time, no drug was approved for 3L CRC in China with best supportive care being the general standard of care. This study followed a Phase II proof-of-concept trial in 3L CRC that met its primary endpoint of PFS. We initiated the study in 2014 and enrollment was completed in May 2016. The intent-to-treat population of 416 patients was randomized at a 2:1 ratio to receive 5 mg of fruquintinib orally OD, on a three-weeks-on/one-week-off cycle, plus best supportive care (278 patients) or placebo plus best supportive care (138 patients). The trial concluded in January 2017.

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Results of FRESCO were presented at ASCO 2017 and published in the *Journal of the American Medical Association* in June 2018. All primary and secondary endpoints were met with a manageable safety profile and lower off-target toxicities compared to other targeted therapies. The primary endpoint of OS was 9.30 months in the fruquintinib group versus 6.57 months in the placebo group, with a hazard ratio of 0.65 (two-sided p<0.001). The secondary endpoint of PFS was 3.71 months in the fruquintinib group versus 1.84 months in the placebo group, with a hazard ratio of 0.26 (two-sided p<0.001). DCR in the fruquintinib group was 62% versus 12% for placebo (p<0.001), while the ORR based on confirmed responses was 5% versus 0% for placebo (p=0.012).

Stivarga is another VEGFR TKI approved for 3L CRC. Data from FRESCO compare favorably to the data from the CONCUR study, a Phase III study of Stivarga monotherapy in CRC conducted in Asia, and the CORRECT study, a global Phase III study of Stivarga in CRC. In particular, in the Chinese patient subgroup of the CONCUR study, Stivarga had a DCR of 46% versus 7% in the placebo group; PFS of 2.0 months versus 1.7 months and OS 8.4 months versus 6.2 months. In the CORRECT study, Stivarga had a DCR of 41% versus 15% in the placebo group; PFS of 1.9 months versus 1.7 months and OS of 6.4 months versus 5.0 months.

Fruquintinib had a manageable safety profile with lower off-target toxicities compared to Stivarga. CTC grade 3 or above hepatotoxicity was similar between the fruquintinib group and the placebo group. Stivarga showed markedly higher and often difficult to manage hepatotoxicity in the Chinese patient population in the CONCUR study, with adverse events leading to dose interruptions in 69% of patients, compared to 35% in the FRESCO study. The most frequent fruquintinib-related CTC grade 3 or above TEAEs included hypertension (21%), hand-foot skin reaction (11%), proteinuria (3%) and diarrhea (3%), all possibly associated with VEGFR inhibition. No other CTC grade 3 or above TEAEs exceeded 2% in the fruquintinib population. Dose interruptions or reductions occurred in only 35% and 24% of patients in the fruquintinib arm, respectively, and only 15% of patients discontinued treatment of fruquintinib due to adverse events versus 6% for placebo.

Subgroup analysis

In June 2018, a further subgroup analysis of data from the FRESCO Phase III study was presented at the ASCO 2018. This analysis explored possible effects of prior target therapy on the efficacy and safety of fruquintinib. The benefits of fruquintinib were generally consistent across all subgroups. In the prior target therapy subgroup, OS was 7.69 months for fruquintinib versus 5.98 months for placebo (hazard ratio = 0.63; p = 0.012) while PFS was 3.65 months for fruquintinib versus 1.84 months for placebo (hazard ratio = 0.24; p < 0.001). A subgroup of 84 patients who had received prior anti-VEGF treatment also benefited from fruquintinib. In this subgroup, OS was 7.20 months for fruquintinib versus 5.91 months for placebo (hazard ratio = 0.68; p = 0.066) and PFS was 3.48 months for fruquintinib versus 1.84 months for placebo (hazard ratio = 0.24; p < 0.001).

Additional data showed that there were no observed cumulative CTC grade 3 or above TEAEs in the subgroup of patients with prior target therapy. The CTC grade 3 or above TEAEs rates of fruquintinib were similar in the subgroups with prior target therapy (61.3%) and without prior target therapy (61.1%). This subgroup analysis is consistent with the previously reported results from the FRESCO study's intent-to-treat population. The results of this analysis showed that fruquintinib had clinically meaningful benefits in 3L CRC patients regardless of prior target therapy without observed cumulative toxicity.

Quality-adjusted survival analysis

At ASCO 2018, an analysis was presented that aimed to compare the quality-adjusted survival between the two arms of the FRESCO study using quality-adjusted time without symptoms or toxicity ("Q-TWiST") methodology. Patients treated with fruquintinib had longer Q-TWiST periods compared to patients treated with placebo. Q-TWiST benefits were observed regardless of prior lines of chemotherapy and prior anti-VEGF or anti-EGFR targeted therapy. The relative improvement of Q-TWiST with fruquintinib represents a clinically important quality-of-life benefit for mCRC patients.

Fruquintinib in Combination with Checkpoint Inhibitors

In November 2018, we entered into a global collaboration with Innovent to evaluate the combination of fruquintinib with Innovent's Tyvyt, a PD-1 monoclonal antibody approved in China.

Treatment	Trial Name, Patient Focus	Sites	Phase	Status/Plan	NCT #
Fruquintinib + Tyvyt	FRUSICA-3: 2L pMMR EMC	China	III	Started Dec 2024	NCT06584032
Fruquintinib + Tyvyt	FRUSICA-1: 2L pMMR EMC	China	II	Approved and launched in China	NCT03903705
Fruquintinib + Tyvyt	Dose escalation: CRC, BTC, colon cancer, head & neck and others Dose expansion: EMC, RCC, CRC, HCC, CC, NSCLC, GC	China	Ib/II	Data presented in ASCO 2024, ESMO Asia 2023, ESMO 2023, ASCO 2023 and CSCO 2021	NCT03903705
Fruquintinib + Tyvyt	FRUSICA-2: 2L RCC	China	II/III	Met primary endpoint in Mar 2025	NCT05522231

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FRUSICA-1: Phase II study of fruquintinib in combination with Tyvyt 2L pMMR EMC (NCT03903705)

Platinum-based systemic chemotherapy is the standard first-line treatment for advanced endometrial cancer. However, patients who progress following first-line chemotherapy have limited treatment options, and the prognosis remains poor. FRUSICA-1 is a China Phase II open-label, single-arm registrational study of fruquintinib in combination with Tyvyt in 2L EMC patients with pMMR status. In July 2023, the study was fully enrolled and was granted Breakthrough Therapy Designation. Results were presented at ASCO 2024. As of November 15, 2023, 98 patients who have progressed on or were intolerable to up to 2 prior lines of platinum-based therapy were treated with fruquintinib 5mg OD (2 weeks on/1 week off) and Tyvyt 200mg Q3W. With median follow-up of 7.9 months, PFS was 9.5 months per IRC assessment and 13.8 months for the sub-group with prior bevacizumab therapy (22 out of 98 patients). OS was not reached for the same sub-group after follow-up of 15.7 months, but was 21.3 months for all patients. ORR was 35.6%; DCR was 88.5% and DoR was 11.1 months. No new safety signals were observed. Grade ≥3 TRAE was 60.2%, including hypertension (17.3%), hand-foot syndrome (11.2%), hypertriglyceridaemia (10.2%) and proteinuria (4.1%). The combination provided meaningful antitumor activity regardless of histology, PD-L1 status or prior bevacizumab therapy. Based on the study results, the combination of fruquintinib and Tyvyt was conditionally approved in China for 2L EMC with pMMR in December 2024.

Results of FRUSICA-1 at ASCO 2024: OS and PFS of fruquintinib plus Tyvyt


Progression-Free Survival (PFS) by IRC
Overall
Event, n (%)
mPFS (95%CI), m
mPFS, m
42/98 (42.9)
9.5 (5.6, -)
6m-PFS rate, %
-
59.5 (48.1, 69.2)
Probability of Progression Free Survival (%)
Months
No. at risk
Total EMC with pMMR + Censoring
Overall Survival (OS)
Overall
Event, n (%)
mOS (95%CI), m
mOS, m
35/98 (35.7)
21.3 (17.3,-)
12m-OS rate, %
-
69.4 (58.2, 78.2)
Probability of Progression Free Survival (%)
Months
No. at risk
Total EMC with pMMR + Censoring

Source: Xiaohua W. et al. Fruquintinib plus Sintilimab in Treated Advanced Endometrial Cancer (EMC) Patients (Pts) with pMMR Status: Results From a Multicenter, Single-Arm Phase 2 Study. ASCO 2024. Abstract5619

FRUSICA-1 was preceded by a China Phase Ib/II basket study (same NCT03903705) evaluating the combination of fruquintinib and Tyvyt in a dose-escalation phase covering various solid tumors, followed by a dose-expansion phase on CRC, HCC, RCC, EMC, CC, NSCLC and GC. For the EMC single-arm, multicenter dose expansion cohort, data was disclosed at CSCO 2021. As of the data cutoff date of August 31, 2021, 35 patients were enrolled. Of them, 29 were efficacy evaluable; 4 were treatment-naïve and 25 were pretreated. All 4 treatment-naïve patients experienced confirmed tumor response, for ORR of 100%, and PFS was not reached. Among the 25 pretreated patients, ORR was 32.0%; DCR was 92.0% and PFS was 6.9 months. Among the 19 pMMR patients in the pretreated cohort, ORR was 36.8%; DCR was 94.7%; PFS was 6.9 months and OS was not reached. Treatment-related adverse events of grade 3 or above that occurred in more than 10% of patients were hypertension (11.4%) and proteinuria (11.4%). We agreed with the NMPA to expand this cohort into the single-arm registrational Phase II part of FRUSICA-1.

FRUSICA-3: Phase III study of fruquintinib in combination with Tyvyt in 2L pMMR EMC (NCT06584032)

FRUSICA-3 is a China Phase III randomized, open-label, active-controlled confirmatory study of fruquintinib in combination with Tyvyt versus paclitaxel or doxorubicin for 2L EMC with pMMR. The primary endpoints are OS and PFS. The study enrolled its first patient in December 2024 and targets recruitment of about 400 patients.

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FRUSICA-2: Phase II/III study of fruquintinib in combination with Tyvyt in 2L RCC (NCT05522231)

In first-line clear-cell renal cell carcinoma, clinical benefits have been demonstrated for the combination of antiangiogenic therapy and immunotherapy. However, there is limited evidence on the benefits of this combination in the second-line setting. FRUSICA-2 is a China Phase II/III randomized, open-label, active-controlled study in 2L advanced or metastatic RCC patients treated with fruquintinib in combination with Tyvyt, versus axitinib or everolimus monotherapy. The trial started in October 2022 and completed recruitment of 234 patients in December 2023. Primary endpoint of PFS was met in March 2025 and we are preparing a NDA submission to NMPA.

FRUSICA-2 was preceded by a China Phase Ib/II basket study (NCT03903705) evaluating the combination of fruquintinib and Tyvyt in a dose-escalation phase covering various solid tumors, followed by a dose-expansion phase on CRC, HCC, RCC, EMC, CC, NSCLC and GC. For the RCC open-label, single-arm, dose expansion cohort, data was presented at ASCO 2023 and published in *Targeted Oncology* in January 2025. From September 9, 2020, to the data cut-off of March 31, 2023, for 1L patients (22), PFS was not reached and 18-month PFS rate was 59.4%. OS was not reached and 36-month OS rate was 72.4%. Confirmed ORR was 68.2%; DCR was 95.5% and DoR rate at ≥18 months was 73.4%. For 2L patients (20), which was the focus on subsequent FRUSICA-2 trial (NCT05522231), PFS was 15.9 months and 18-month PFS rate was 40.0%. OS was not reached and 36-month OS rate was 58.3%. Confirmed ORR was 60.0%; DCR was 85.0% and DoR rate at ≥18 months was 33.3%. Grade ≥3 TRAEs occurred in 52.4% of patients, including hypertension (27.3% in 1L, 15.0% in 2L), increased amylase (0.0% in 1L, 15.0% in 2L), proteinuria (9.1% in 1L, 10.0% in 2L), hypertriglyceridemia (9.1% in 1L, 20.0% in 2L) and hand-foot syndrome (9.1% in 1L, 0.0% in 2L). TRAEs led to discontinuation of fruquintinib in 11.9% of patients and discontinuation of Tyvyt in 7.1% of patients.

Phase Ib/II basket study of fruquintinib in combination with Tyvyt (NCT03903705)

The China Phase Ib/II basket study (NCT03903705) evaluated the combination of fruquintinib and Tyvyt in a dose-escalation phase covering various solid tumors, followed by a dose-expansion phase on CRC, HCC, RCC, EMC, CC, NSCLC and GC.

For the GC Phase II single-arm cohort, 27 GC patients with PD-L1 status of CPS≥1 were enrolled between September 9, 2021 and July 31, 2023. Results were presented at ESMO 2023. 18 1L patients and 6 ≥2L patients were evaluable for efficacy, with PFS of 11.0 months and 10.5 months, respectively. OS was not mature while 15-month OS rates were 56.7% and 66.7%, for 1L and ≥2L patients, respectively. Confirmed ORRs were 72.2% and 33.3%; DCRs were 100% and 83.3% while DoR was 10.3 months and not reached, for 1L and ≥2L patients, respectively. There was no obvious difference of clinical responses between 1L patients with CPS ≥5 and ≥10. Grade ≥3 TRAE occurred in 51.9% of patients. The most common TRAEs were proteinuria (51.9%), hypothyroidism (44.4%), increased aspartate aminotransferase (33.3%) and increased alanine aminotransferase (22.2%).

For the NSCLC Phase II single-arm cohort, 13 NSCLC patients with PD-L1 expression TPS ≥1% were enrolled between October 2021 and September 8, 2023. Results were presented at ESMO Asia 2023. 12 1L patients were evaluable for efficacy, with PFS of 19.3 months and 18-month OS rate of 61.5%, while median OS was not mature with median duration of follow-up of 19.3 months. Confirmed ORRs was 50.0%; DCRs were 100.0% while DoR was not reached. There was no obvious difference of clinical responses between patients with 1%≤CPS≤49% and CPS≥50%. Grade ≥3 TRAE occurred in 69.2% of patients. The most common TRAEs were asthenia (46.2%), thyroid disorder (38.5%), increased amylase (30.8%) and haemoptysis (30.8%).

For the CC Phase II single-arm cohort, 34 CC patients were enrolled. Results were presented at ESMO Asia 2023 with data cut-off date of May 30, 2023. There were 6 1L patients and 28 ≥2L patients; 8 with PD-L1 CPS<1 and 24 with CPS≥1; and 30 with pMMR status. PFS was 10.3 months and 8.2 months for 1L and ≥2L patients, respectively. OS was not reached yet with 15-month OS rates of 83.3% and 70.0% for 1L and ≥2L patients, respectively. More favorable efficacy was seen in PD-L1 CPS≥1 with PFS of 19.4 months (5.2 months for CPS<1) and 15-month OS rate of 76.0% (50.0% for CPS<1). ORRs were 50.0% and 29.6% for 1L and ≥2L patients, respectively, while DCR was 100% for all patients. Grade ≥3 TRAEs occurred in 70.6% of patients, including hand-foot syndrome (20.6%), hypertension (8.8%) and decreased lymphocyte count (5.9%).

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For the CRC Phase Ib/II dose-escalation plus dose-expansion cohorts, 44 CRC patients were enrolled between April 26, 2019 and December 30, 2021. Results were presented at ASCO 2021 and published in *European Journal of Cancer* in March 2023. There were 30 2L patients and 13 ≥3L patients. 22 patients received fruquintinib 3mg OD + sintilimab Q3W while another 22 patients on 5mg OD 2 weeks on/1 week off, with the latter becoming the recommended dosing regimen. Among 43 efficacy evaluable patients, PFS was 5.6 months (6.9 months in 5mg OD regimen); OS was 14.3 months (14.8 months in 5mg regimen); ORR was 20.9% (23.8% in 5mg OD regimen); DCR was 88.4% (100% in 5mg OD regimen) and DoR was 8.3 months (9.7 months in 5mg OD regimen). Within the 22 patients on 5mg OD regimen, Grade ≥3 TRAEs occurred in 36.4% of patients, mainly hypertension (13.6%) and hand-foot syndrome (9.1%).

Fruquintinib Combination - Gastric Cancer

Advanced gastric cancer is a major medical need, particularly in Asian populations, with limited treatment options for patients who have failed first-line standard chemotherapy with 5-fluorouracil and platinum doublets.

Treatment	Trial Name, Patient Focus	Sites	Phase	Status/Plan	NCT #
Fruquintinib + paclitaxel	FRUTIGA: 2L GC	China	III	Supplemental NDA withdrawn in Aug 2024	NCT03223376

FRUTIGA: Phase III study of fruquintinib in combination with paclitaxel in 2L GC (NCT03223376)

FRUTIGA is a China Phase III randomized, double-blind active-controlled study of fruquintinib in combination with paclitaxel compared with paclitaxel monotherapy, for 2L GC. Enrollment was completed in July 2022. Its dual-primary endpoints were PFS and OS. The trial met the PFS endpoint at a statistically and clinically meaningful level. The OS endpoint was not statistically significant per the pre-specified statistical plan, although there was an improvement in median OS.

Results were presented orally at ASCO Plenary Series in February 2024. As of data cut-off on September 9, 2022, 703 patients were assigned 1:1 to either fruquintinib 4 mg OD 3 weeks on/1 week off and paclitaxel or placebo and paclitaxel. With a median follow-up of 31.7 months, patients on fruquintinib combined with paclitaxel achieved PFS of 5.6 months, vs 2.7 months in the control group on paclitaxel only with HR of 0.569 and p < 0.0001. There was an improvement in OS with median OS of 9.6 months vs. 8.4 months, however this was not statistically significant. There was an imbalance of patients receiving subsequent antitumor therapies across the two groups, with 52.7% in the fruquintinib plus paclitaxel group vs. 72.2% in the paclitaxel monotherapy group. In pre-specified sensitivity analysis, when excluding patients taking subsequent antitumor therapy, OS advantage becomes nominally statistically significant for the treatment arm at 6.9 months vs 4.8 months in control arm with HR of 0.72 and p=0.0422. Fruquintinib also demonstrated a statistically significant improvement in secondary endpoints including ORR, DCR and DoR. The safety profile of fruquintinib in FRUTIGA was consistent with previously reported studies.

In April 2023, the NDA in China was accepted for review by the NMPA. In August 2024, we voluntarily withdrawn the supplemental NDA in China for fruquintinib in combination with paclitaxel for the treatment of second-line advanced gastric or gastroesophageal junction adenocarcinoma. Following an additional internal review of the current data package, in light of recent discussions with the NMPA, we determined that the submission is unlikely to support an approval in China at this time.

Fruquintinib Exploratory Development

In China, we support an investigator-initiated trial program for fruquintinib, and there are about 100 of such trials ongoing in various solid tumor settings. A number of investigator-initiated trials were presented at ASCO 2023, AACR 2023, ESMO 2023 and ASCO GI 2024, including initial results of a Phase II study of fruquintinib in combination with investigator's choice of chemotherapy in second-line metastatic CRC with microsatellite stable (MSS) phenotype, as well as fruquintinib monotherapy for the treatment of biliary tract cancer and soft tissue sarcoma.

Fruquintinib Commercial Launch

Fruquintinib is marketed as Elunate in China and Fruzaqla outside China. We have partnered with Eli Lilly on fruquintinib in China and Takeda outside of China. Fruquintinib was first approved in mainland China by the NMPA in September 2018 and commercially launched in November 2018. In February 2022, it received marketing approval in Macau. In January 2024, it received marketing approval in Hong Kong which is the first medicine to be approved under Hong Kong's new mechanism for registration of new drugs (the "1+" mechanism) officially commenced on November 1, 2023. Starting on January 1, 2020, Elunate was included on China's NRDL at a 63% discount to its initial retail price for two years. The inclusion was renewed with a discount of 5% relative to the 2020-21 NRDL price, and Elunate will continue to be included in the NRDL starting January 2022 for another two years. In January 2024, Elunate renewed its inclusion again for a new two-year term at the same price as the 2022-23 NRDL price.

In November 2023, Fruzaqla received marketing approval in the United States. It was approved in the E.U. for in June 2024, followed by first European reimbursement in Spain in December 2024, triggering a $10.0 million milestone from Takeda. It was approved in Japan in September 2024, followed by pricing approval and launch in November 2024, triggering another milestone from Takeda. For the rest of the world, Fruzaqla was approved in Argentina and Switzerland in August 2024, in Canada in September 2024 (with reimbursement), in United Kingdom in September 2024, in Australia and Singapore in October 2024, in Israel and the United Arab Emirates in December 2024, and in South Korea in March 2025.

In 2024, we generated $86.3 million in total revenue from Elunate, of which $18.0 million was royalty revenue, $15.8 million was manufacturing revenue from sales of goods primarily to Eli Lilly and $52.5 million was revenue from promotion and marketing services to Eli Lilly. We also generated $110.8 million in total revenue from Fruzaqla sales, of which $39.4 million was royalty revenue, $51.4 million was manufacturing revenue from sales of goods and $20.0 million from commercial sale milestone after Takeda delivered over US$200 million net sales of Fruzaqla in the year 2024.

Fruquintinib Partnership with Eli Lilly

In October 2013, we entered into a license and collaboration agreement with Eli Lilly in China. In December 2018, we amended our agreement, giving us, among other things, all planning, execution and decision making responsibilities for life cycle indication development of fruquintinib in China. Support from Eli Lilly helped us establish our own manufacturing facility in Suzhou, China. In July 2020, we reached an agreement with Eli Lilly to take over development and execution of all on-the-ground medical detailing, promotion and local and regional marketing activities for Elunate in China starting on October 1, 2020. Under the terms of the new agreement, we will share gross profits linked to sales target performance. Subject to meeting pre-agreed sales targets, Eli Lilly will pay us an estimated total of 70% to 80% of Elunate in-market sales in the form of royalties, manufacturing costs and service payments. For more information, see "—Overview of Our Collaborations—Eli Lilly."

Fruquintinib Partnership with Takeda

In January 2023, we entered into an agreement with a subsidiary of Takeda whereby it received an exclusive worldwide license from us to develop, manufacture and commercialize fruquintinib in all indications and territories outside of China. We are entitled to receive a series of payments up to $1.13 billion, including upfront, regulatory, development and commercial sales milestone payments, plus royalties on net sales. Fruzaqla was successfully approved for commercialization in the U.S. in November 2023, which triggered a regulatory approval milestone of $35 million. For the year ended December 31, 2024, Takeda has delivered over $200 million in net sales of Fruzaqla, which triggered a commercial sales milestone of $20 million. Following the regulatory and first pricing approval of Fruzaqla in Japan in November 2024 and the regulatory approval and the first national reimbursement recommendation in Europe in December 2024, regulatory approval milestone payments of $5 million and $10 million were triggered respectively. For more information, see "—Overview of Our Collaborations—Takeda."

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3. Surufatinib (HMPL-012)

Surufatinib is a novel, oral angio-immuno kinase inhibitor that selectively inhibits the tyrosine kinase activity associated with VEGFR and FGFR, both shown to be involved in tumor angiogenesis, and CSF-1R, which plays a key role in regulating tumor-associated macrophages, promoting the body's immune response against tumor cells. Its unique dual mechanism of action may be suitable for combinations with other immunotherapies. Surufatinib's ability to inhibit angiogenesis, block the accumulation of tumor associated macrophages and promote infiltration of effector T cells into tumors helps improve the anti-tumor activity of PD-1 antibodies. Several combination studies have shown promising data. We own all rights to surufatinib globally.

Surufatinib Mechanism of Action

Both VEGFR and FGFR signaling pathways can mediate tumor angiogenesis. CSF-1R plays an important role in the functions of macrophages. The roles in increasing tumor immune evasion of VEGFR, FGFR in regulation of T cells, tumor-associated macrophages and myeloid-derived suppressor cells have been demonstrated. Blockade of tumor angiogenesis and tumor immune evasion by simultaneously targeting VEGFR 1, 2 and 3, FGFR1 and CSF-1R kinases represent a promising approach in oncology.

Surufatinib Regulatory Status and Path

Surufatinib is being marketed by us in China under the brand name Sulanda. It was approved by the NMPA in December 2020 for the treatment of non-pancreatic NETs and launched in mid-January 2021. This NMPA approval of surufatinib was based on results from the SANET-ep, a China Phase III study in patients with advanced non-pancreatic NETs. The positive results of this trial were highlighted in an oral presentation at ESMO 2019 and published in *The Lancet Oncology* in September 2020. In June 2021, surufatinib was approved by the NMPA for the treatment of advanced pancreatic NETs and launched in June 2021. This NMPA approval of surufatinib was based on results from the SANET-p, a China Phase III study in patients with advanced pancreatic NETs. The positive results of this trial were highlighted in an oral presentation at ESMO 2020 and published in *The Lancet Oncology* in September 2020. In 2022, we presented a pooled analysis of safety data from the SANET-p and SANET-ep studies at the ASCO 2022.

Surufatinib received FDA Fast Track Designations in April 2020 for the treatment of pNETs and epNETs. Orphan Drug Designation for pNETs was granted in November 2019. In a May 2020 pre-NDA meeting, we reached an agreement with the FDA that the two positive Phase III studies of surufatinib in patients with pNETs and epNETs in China, along with the bridging trial in the U.S. could form the basis to support a U.S. NDA submission. The FDA accepted the filing of the NDA in June 2021. However, in April 2022, we received a Complete Response Letter from the FDA regarding the NDA for surufatinib for the treatment of pNETs and epNETs. Based on interactions with the FDA and EMA, a new multi-regional clinical trial would be required to move forward with this program in the U.S. and Europe. Following dialogue with the PMDA, we have decided not to file a Japanese NDA on the basis of the clinical trial data available at this time.

Surufatinib Pre-clinical Evidence

Surufatinib inhibited VEGFR 1, 2, and 3, FGFR1 and CSF-1R kinases with IC_{50} in a range of 1 nM to 24 nM. It blocked VEGF-induced VEGFR2 phosphorylation in HEK293 cells and CSF-1R phosphorylation in RAW264.7 cells with an IC_{50} of 2 nM and 79 nM, respectively. Surufatinib also reduced VEGF- or FGF-stimulated human umbilical vein endothelial cell proliferation with an IC_{50} < 50 nM. In animal studies, a single oral dose of surufatinib inhibited VEGF-stimulated VEGFR2 phosphorylation in lung tissues of nude mice in an exposure-dependent manner. Elevation of FGF23 levels in plasma 24 hours post dosing suggested suppression of FGFR signaling. Surufatinib demonstrated potent tumor growth inhibition in multiple human xenograft models and decreased cluster of differentiation 31 expression remarkably, suggesting strong inhibition on angiogenesis through VEGFR and FGFR signaling.

In a syngeneic murine colon cancer model, surufatinib demonstrated moderate tumor growth inhibition after single-agent treatment. Flow cytometry and immunohistochemistry analysis revealed an increase of certain T cells and a significant reduction in certain tumor-associated macrophages, including CSF-1R mutation positive tumor-associated macrophages in tumor tissue, indicating surufatinib has a strong effect on CSF-1R. A combination of surufatinib with a PD-L1 antibody resulted in enhanced anti-tumor effect. These results suggested that surufatinib has a strong effect in modulating angiogenesis and cancer immunity.

Surufatinib Clinical Development

Treatment	Trial Name, Patient Focus	Sites	Phase	Status/Plan	NCT #
Surufatinib + Airuika + chemotherapy	1L PDAC	China	II/III	Fully enrolled Phase II	NCT06361888
Surufatinib	SANET-ep: Non-pancreatic NET	China	III	Approved; Launched in 2021	NCT02588170
Surufatinib	SANET-p: Pancreatic NET	China	III	Approved; Launched in 2021	NCT02589821

Surufatinib Combination – Pancreatic Cancer

Phase II/III study of surufatinib in combination with Airuika and chemotherapy in 1L PDAC (NCT06361888)

We started a China Phase II/III multicenter, randomized, open-label, active-controlled study in adults with metastatic pancreatic cancer who have not been previously treated with a systemic anti-tumor therapy evaluating the use of surufatinib combined with camrelizumab (an anti-PD-1), nab-paclitaxel, and gemcitabine versus nab-paclitaxel plus gemcitabine. After an initial safety run-in stage, the Phase II/III stage may enroll a further 500 patients, with a primary endpoint of OS. The Phase II stage of 62 patients was fully enrolled in November 2024.

This study was informed in part by an investigator-initiated trial presented at ASCO GI 2024 (NCT05218889) using surufatinib combined with camrelizumab plus chemotherapy as 1L therapy for pancreatic adenocarcinoma. Median PFS and OS were 9.0 and 13.3 months, respectively, compared to 5.8 and 8.6 months in the control group with chemotherapy only.

Surufatinib Monotherapy - Neuroendocrine Tumors

Neuroendocrine tumors begin in the specialized cells of the body's neuroendocrine system. Cells have traits of both hormone-producing endocrine cells and nerve cells. Neuroendocrine tumors are found throughout the body's organ system, about 58% of NETs originate in the gastrointestinal tract and pancreas, 27% in the lung or bronchus, and a further 15% in other organs or unknown origins. In China, there are an estimated approximately 34,000 new patients of advanced NETs per year. NETs can be functional, releasing hormones and peptides that cause symptoms like diarrhea and flushing, or non-functional with no symptoms. Early-stage NETs, which are often functional, can be treated with somatostatin analogue subcutaneous injections, which are approved and reimbursed in China and alleviate symptoms and slow NET growth, but have limited tumor reduction efficacy. We believe that surufatinib is currently the only approved targeted therapy that can address and treat all subtypes of NETs.

SANET-ep study: Phase III study of surufatinib in non-pancreatic NETs (NCT02588170)

SANET-ep is a China Phase III randomized, double-blind, placebo-controlled study of surufatinib in patients with unresectable or metastatic, well differentiated, extrapancreatic NETs and progression on no more than two types of previous systemic regimens. Primary endpoint was PFS. Patients were randomized in a 2:1 ratio to receive either 300 mg of surufatinib OD or a placebo OD on a 28-day treatment cycle. Between December 9, 2015 and March 31, 2019, we enrolled 198 patients. An interim analysis was conducted in mid-2019, meeting predefined criteria for early discontinuation and leading to IDMC's recommendation to stop the trial early, with the results presented at ESMO 2019, and published in *The Lancet Oncology* in September 2020. PFS per investigator assessment was 9.2 months for surufatinib group, compared to 3.8 months for the placebo group (HR 0.334; p<0.0001). Surufatinib was well-tolerated in this study and the safety profile was consistent with observations in prior clinical studies. CTC grade 3 or above TEAEs in this study with greater than 5% incidence were hypertension (36%), proteinuria (19%) and anemia (7%).

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SANET-p study: Phase III study of surufatinib in pancreatic NETs (NCT02589821)

SANET-p is a China Phase III randomized, double-blind, placebo-controlled study of surufatinib in patients with progressive, advanced, well differentiated pancreatic NETs and progression on no more than two types of previous systemic regimens. Primary endpoint was PFS. Patients were randomized at a 2:1 ratio to receive either 300 mg of surufatinib OD or a placebo OD on a 28-day treatment cycle. Between February 18, 2016 and November 11, 2019, we enrolled 172 patients. An interim analysis was conducted in early 2020, meeting predefined criteria for early discontinuation and leading to IDMC's recommendation to stop the trial early, with the results presented published in *The Lancet Oncology* in September 2020. PFS was 10.9 months for patients for surufatinib group, compared to 3.7 months for the placebo group (HR 0.491; p = 0.0011). ORRs were 19.2% in the surufatinib group versus 1.9% for the placebo group, with a DCR of 80.8% versus 66.0%, respectively. Efficacy was also supported by a PFS of 13.9 months for surufatinib as compared to 4.6 months for placebo (HR 0.339; p<0.0001). The safety profile of surufatinib was manageable and consistent with prior studies. Treatment discontinuation rates as a result of TEAEs was 10.6% in the surufatinib group as compared to 6.8% in the placebo group. CTC grade 3 or above TEAEs in this study with greater than 5% incidence were hypertension (38%), proteinuria (10%) and hypertriglyceridemia (7%).

Surufatinib Exploratory Development

In China, we support an investigator-initiated trial program for surufatinib, with about 95 of such trials in various solid tumor settings being conducted for both combination and single agent regimens. A number of investigator-initiated trials were presented at ASCO 2023, ESMO 2023 and ASCO GI 2024 for surufatinib in combination with other agents, including with chemotherapy as well as with anti-PD-1 antibodies plus different chemotherapy regimens in various solid types including pancreatic adenocarcinoma, gastric/gastroesophageal junction adenocarcinoma and biliary tract cancer.

Surufatinib Commercial Launch

We currently retain rights to surufatinib worldwide. Surufatinib capsules, sold under the brand name Sulanda, were approved for marketing in China by the NMPA in December 2020 and June 2021 for the treatment of advanced non-pancreatic NETs and pancreatic NETs, respectively. In 2021, Sulanda was sold as a self-pay drug whereby patients paid for treatment out-of-pocket. We used means-test early access and patient access programs to help patients afford Sulanda. Following negotiations with the NHSA, Sulanda was included on China's NRDL at a 52% discount on our main 50mg dosage form, relative to the 2021 self-pay price, for two years starting on January 1, 2022. The inclusion was renewed for another two years starting in January 2024 for the same discounted price as the 2022-23 NRDL price. In 2024, we generated $49.0 million in revenue from Sulanda, up from $43.9 million in 2023, as increasing brand awareness amongst doctors and improving NET diagnosis drove prescription growth and market share to 27% in 2024 (2023: 21%).

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4. Sovleplenib (HMPL-523)

Sovleplenib is a novel, selective, oral inhibitor targeting Syk, for the treatment of hematological malignancies and immune diseases. Syk is a component in Fc receptor and B-cell receptor signaling pathway. The threshold of safety for a Syk inhibitor in chronic disease is extremely high, with no room for material toxicity. The failure of Tavalisse in a global Phase III registration study in rheumatoid arthritis provided important insights for us in the area of toxicity. In addition, Tavalisse has also been shown to strongly inhibit the Ret kinase, and in pre-clinical trials it was demonstrated that inhibition of the Ret kinase was associated with developmental and reproductive toxicities. We own all rights to sovleplenib globally.

Sovleplenib Mechanism of Action

Syk is a key kinase upstream to PI3Kδ and BTK within the B-cell signaling pathway and therefore thought to be an important target for modulating B-cell signaling. We believe it could deliver the same outcome as inhibitors of BTK and PI3Kδ, assuming no unintentional toxicities are derived from Syk inhibition. The central role of Syk in signaling processes is not only in cells of immune responses but also in cell types known to be involved in the expression of tissue pathology in autoimmune, inflammatory and allergic diseases. Interfering with Syk could represent a possible therapeutic approach for treating these disorders. Several studies have shown Syk as a key player in the pathogenesis of rheumatoid arthritis, SLE and MS.

In hematopoietic cells, Syk is recruited to the intracellular membrane by activated membrane receptors like B-cell receptors or another receptor called Fc and then binds to the intracellular domain of the receptors. Syk is activated after being phosphorylated by certain kinases and then further induces downstream intracellular signals including B-cell linker, PI3Kδ, BTK and Phospholipase C-y2 to regulate B-cell proliferation, growth, differentiation, homing, survival, maturation, and immune responses. Syk regulates lymphatic cells and signal transduction of non-lymphatic cells, resulting in different immunological functions such as degranulation to release immune active substances, leading to immunological reaction and disease. Regulating B-cell signal pathways through Syk is expected to be effective for treating lymphoma.

Sovleplenib Regulatory Status and Path

We submitted the NDA for sovleplenib for the treatment of adult patients with primary immune thrombocytopenia ("ITP"), and the it was accepted by the NMPA in January 2024 with priority review status. This NDA is supported by data from ESLIM-01, a China Phase III randomized, double-blinded, placebo-controlled study of sovleplenib in 188 adult patients with primary ITP who have received at least one prior line of standard therapy. In January 2022, sovleplenib received the Breakthrough Therapy Designation in China for treatment of primary ITP. In 2024, we started a Phase I/Ib dose-optimization study overseas (NCT06291415).

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Besides the clinical trials related to primary ITP, we also have various clinical trials of sovleplenib ongoing. In September 2022, we initiated ESLIM-02, a China Phase II/III randomized, double-blind, placebo-controlled study of sovleplenib in the treatment of wAIHA. The enrollment of Phase II part of the study was completed in mid-2023 and primary end point has been met. We initiated the Phase III phase in March 2024 in China.

Sovleplenib Pre-clinical Evidence

The safety profile of sovleplenib was evaluated in multiple *in vitro* and *in vivo* pre-clinical trials under good laboratory practice guidelines and found to be well tolerated following single dose oral administration. It is a highly selective Syk inhibitor with an IC_{50} of 24 ± 4 nM in a Syk kinase enzymatic assay. Sovleplenib's lack of KDR inhibition means a much lower risk of hypertension, a major off-target toxicity in clinical trials. Sovleplenib was evaluated in collagen-induced rheumatoid arthritis in mice and rats and it significantly reduced disease severity in a dose dependent manner; stopping disease progression, and reversing paw swelling and bone resorption to normal levels. In lupus-prone mice, sovleplenib significantly blocked skin lesions, delaying the onset of proteinuria, reducing the immune organs to body weight ratios and suppressing the production of anti-nuclear antibodies.

Sovleplenib Clinical Development

Treatment	Trial Name, Patient Focus	Sites	Phase	Status/Plan	NCT #
Sovleplenib	ESLIM-01: ≥2L+ITP	China	III	NDA accepted in Jan 2024 Data at EHA 2024, ASH 2024	NCT05029635
Sovleplenib	≥2L ITP	U.S.	Ib	Started in 2024	NCT06291415
Sovleplenib	ESLIM-02: wAIHA	China	II/III	Phase II data at EHA2024 Phase III since March 2024	NCT05535933

Sovleplenib Monotherapy - ITP

ESLIM-01: Phase III study of sovleplenib in ITP (NCT05029635)

ESLIM-01 is a China Phase III randomized, double-blinded, placebo-controlled study in patients with primary ITP who have received at least one prior line of standard therapy. Between Sept 29, 2021, and Dec 31, 2022, 188 patients were 2:1 randomized to receive sovleplenib 300 mg OD or placebo for 24 weeks. Primary endpoint is durable response rate. In January 2022, the NMPA granted Breakthrough Therapy Designation for this indication. All endpoints were met in August 2023. In June 2024, we presented the results at EHA 2024 and published in *The Lancet Haematology*. Long-term follow-up analysis was presented at ASH 2024. The NDA is under review by the NMPA. Additional data were requested by CDE and subsequently submitted by HUTCHMED. The supplementary data is currently under review by CDE.

Durable response rate (platelet count $\geq 50 \times 10^9$/L in 4 or more of the 6 visits during 12–24 weeks) was 48.4% with sovleplenib compared to zero with placebo (p<0.0001), which was consistent across most pre-defined subgroups. Overall response rates (platelet count $\geq 50 \times 10^9$/L at least once 0–24 weeks) were 68.3% at 0–12 weeks and 70.6% at 0–24 weeks with sovleplenib, compared to 14.5% and 16.1% with placebo (p<0.0001). The median time to response was 8 days with sovleplenib compared to 30 days with placebo. Patients were heavily pretreated with a median of four prior lines of ITP therapy.

Consistent clinical benefits were seen regardless of prior lines of ITP therapies, TPO/TPO-RA treatment types and number of prior regimens. In patients who received four or more prior lines of therapy, the durable response rate was 47.7% with sovleplenib compared to 0% with placebo. 74.6% of patients in the sovleplenib group had received prior treatment with TPO/TPO-RA, and this subgroup demonstrated a significantly higher durable response rate of 46.8% with sovleplenib compared to zero with placebo. The safety profile was consistent with previously reported studies. Grade ≥3 TEAEs were reported in 25.4% of patients with sovleplenib and 24.2% with placebo. Sovleplenib also significantly improved quality of life in physical functioning and energy/fatigue (p<0.05).

A follow-on, open-label sub-study of the extension stage of ESLIM-01 Phase III demonstrated long-term benefits in increasing and maintaining platelet count. The data was presented at ASH 2024. In the overall population, the overall response was achieved by 81% (145/179) of the patients, with a durable response rate of 51.4% and long-term durable response rate of 59.8%. The median cumulative duration of platelet count ≥50×10^9/L was 38.9 weeks. The long-term treatment was well tolerated, with a safety profile consistent with previous studies and no new safety signals were identified.

ESLIM-01 is supported by the results of a randomized, double-blind and placebo-controlled Phase Ib study in ITP presented at ASH 2021. As of data cut-off date of September 30, 2021, a total of 34 patients were randomized to receive sovleplenib and 11 patients to placebo. Among 16 patients who were randomized to receive the RP2D of 300mg OD, 68.8% experienced response as defined by at least one incident of platelet count being ≥ 50×10^9/L in the initial 8-week double blinded phase of the study. In total, 80% experienced response during both phases of the study. Durable response, defined as platelet count being ≥ 50×10^9/L in at least 4 out of 6 last scheduled visits, were reported in 40% for those who received RP2D in both phases of the study.

Safety data were presented for all 41 patients who received treatment at all doses, regardless of whether they were initially randomized to receive active treatment or crossed over during the open-label extension phase of the study. No patients discontinued treatment due to treatment-related adverse events, and no cases of treatment-related serious adverse events were reported. There were 30 patients (73%) who experienced treatment-related adverse events, including 3 (7.3%) who experienced Grade ≥3 TRAEs. No TRAE of Grade ≥3 occurred in more than one patient.

Results of ESLIM-1 at EHA 2024 and ASH 2024: durable response and long-term durable response



EHA

A significantly higher overall response rate was observed with sovleplenib compared with [1]

Endpoint	Definition (analysis set)	Sov (N=126)	Placebo (N=62)	P value*
Durable response, n(%)	Platelet counts ≥50×10^9/L at ≥ 4 of the 6 visits during 14–24weeks, not impacted by rescue treatment (126 vs 62)	61 (48.4)	0	<0.0001
Overall response, n(%)	At least one platelet count ≥50×10^9/L , not impacted by rescue treatment in 0–24 weeks (126 vs 62)	89 (71)	10 (16)	<0.0001
	Patients with two consecutive platelet count ≥30×10^9/L and double from the baseline in 0–24 weeks (126 vs 62)	92 (73)	4 (6)	<0.0001



Long-term treatment was effective in increasing and maintaining platelet count [2]



Response Rates

81.0%
83.0%
51.4%
43.4%
59.8%
64.2%
Overall response rate
Durable response rate
Long-term durable response
All Sov
P-Sov

Median Platelet Count During Treatment

(×10⁹/L)
100
90
80
70
60
50
40
30
20
10
0
Median platelet count was above 60×10⁹/L since week 12
All Sov
P-Sov
Baseline W1 W4 W8 W12 W16 W20 W24 W32 W40 W48 W56 W64 W72 W80
Analysis Visit
Patient No.*
All Sov 179 63 146 140 134 128 120 114 85 71 65 58 47 33 21
P-Sov 53 24 45 42 42 38 33 32 32 22 23 19 17 10 9
Note: * the number of patients with platelet counts value at the related visits

Source:
[1] Renchi,Y., et al. Efficacy and safety of the Syk inhibitor sovleplenib(HMPL-523) in adult patients with chronic primary immune thrombocytopenia in China (ESLIM-01): a randomized, double-blind, placebo-controlled phase 3 study. Abstract: S316 at 2024 EHA;
[2] Hu, Y., et al. Long-Term Sovleplenib Treatment of Adults with Primary Immune Thrombocytopenia in China. Abstract #2558 at 2024 ASH Annual Meeting

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Sovleplenib Monotherapy - wAIHA

<u>ESLIM-02: Phase II/III study of sovleplenib for wAIHA (NCT05535933)</u>

ESLIM-02 is a China Phase II/III randomized, double blind, placebo-controlled study in adult patients with primary or secondary AIHA who had relapsed or were refractory to at least one prior line of standard treatment. AIHA is an autoimmune disorder resulting in a shortened red blood cell ("RBC") life span and increased RBC clearance. Incidence ranges from 0.8 to 3.0 per 100,000/year globally, with a prevalence of 17 per 100,000. Mortality rates are 8–11% and up to 30% in severe cases involving critically ill patients. wAIHA is the most common form of AIHA and accounts for 70–80% of cases.

Between September 26, 2022 and May 9, 2023, 21 patients were enrolled in the Phase II part of the study and were randomized 3:1 to receive sovleplenib 300mg OD or placebo. Results were presented at EHA 2024 and published in *The Lancet Haematology* in February 2025. The overall Hb response rate (≥100g/L at least once and increase of ≥20g/L from baseline, not impacted by rescue therapy) was 66.7% by week 24 and durable Hb response rate (≥100g/L at 3 consecutive evaluations separated by at least 7 days and increase of ≥20g/L from baseline, not impacted by rescue therapy) was 47.6%. Rescue therapies were used by 25% of patients on sovleplenib and 60% on placebo. 33.3% of patients experienced Grade ≥3 TEAEs, including anemia (19%), which was not related to treatment. One patient reported TEAE leading to treatment interruption and none led to discontinuation.

In March 2024, we initiated the registration stage of the Phase II/III clinical trial (same NCT05535933) of sovleplenib in adult patients with wAIHA in China.

5. **Tazemetostat**

Tazemetostat is an inhibitor of EZH2 developed by Ipsen. It received accelerated approval from the FDA based on ORR and DoR in January 2020 for epithelioid sarcoma and in June 2020 for r/r ≥2L EZH2m FL or r/r FL with no satisfactory alternatives.

In August 2021, we entered into a strategic collaboration with Epizyme, a subsidiary of Ipsen, to research, develop, manufacture and commercialize tazemetostat in Greater China, including the mainland China, Hong Kong, Macau and Taiwan. We are generally responsible for funding all clinical trials of tazemetostat in China, including the portion of global trials conducted there. Separately, we are conducting a China bridging study in follicular lymphoma for potential conditional registration based on its U.S. approvals. The study is fully enrolled. We are responsible for the research, manufacture and commercialization of tazemetostat in China.

In May 2022, it was approved by the Health Commission and Medical Products Administration of Hainan Province to be used in the Hainan Boao Lecheng International Medical Tourism Pilot Zone, under the Clinically Urgently Needed Imported Drugs scheme, for the treatment of certain patients with epithelioid sarcoma and follicular lymphoma consistent with the label as approved by the FDA. Tazemetostat received approval in Macau in March 2023 and for r/r ≥2L EZH2m FL in Hong Kong in May 2024. In July 2024, NDA was accepted by NMPA with Priority Review for r/r ≥2L EZH2m FL.

We are developing and plan to seek approval for tazemetostat in various hematological and solid tumors in China. We are participating in Ipsen's SYMPHONY-1 (EZH-302) study, leading it in China.

Tazemetostat Mechanism of Action

EZH2 is one member of a class of histone methyltransferases ("HMTs"). It catalyzes the methylation of histone H3 at lysine 27 (H3K27) which controls expression of various genes and in turn plays a role in the normal physiology of many cell types. Dysregulation of EZH2 has been seen in a wide range of cancers and is associated with poor clinical prognosis and outcomes. Tazemetostat inhibits EZH2 which allows transcription of genes involved in functions such as cell cycle control and terminal differentiation and thus inhibits cancer cell proliferation.

Tazemetostat Clinical Development

Treatment	Trial Name, Patient Focus	Sites	Phase	Status/Plan	NCT #
Monotherapy	r/r ≥3L EZH2m/EZH2w FL	China	II Bridging	NDA accepted July 2024	NCT05467943
Tazemetostat+ lenalidomide + rituximab (R[2])	SYMPHONY-1: r/r ≥2L EZH2m/EZH2w FL	Global	Ib/III	Phase III ongoing Phase Ib data at ASH 2023	NCT04224493

Phase II bridging study of tazemetostat in r/r ≥3L FL (NCT05467943)

In July 2022, we initiated a China Phase II open-label, two-cohort bridging study of tazemetostat in r/r ≥3L FL intended to support conditional registration in China. Patients received 800mg of tazemetostat BID. The primary objective is to evaluate ORR in patients with EZH2m (Cohort 1). The secondary objectives are to evaluate DoR, PFS and OS in patients with EZH2m and EZH2w (Cohort 2). Enrollment was completed with 42 patients in September 2023. In July 2024, NDA was accepted by NMPA with Priority Review for r/r ≥2L EZH2m FL.

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SYMPHONY-1: Phase Ib/III study of tazemetostat in combination with lenalidomide and rituximab for r/r ≥2L EZH2w/EZH2m FL (NCT04224493)

SYMPHONY-1 (EZH-302) is a global Phase Ib/III randomized, double-blind, active-controlled, three-stage study of tazemetostat in combination with R^2 (lenalidomide and rituximab) in r/r ≥2L EZH2w/EZH2m FL. Ipsen conducted the Phase Ib portion of the study in 2021. Results of the Phase Ib open-label portion was presented in ASH 2022 and ASH 2023. As of July 10, 2023, 44 patients were treated with 400 mg, 600 mg or 800 mg of tazemetostat BID with 31.8% of patients received >1 prior therapy and 81.8% being EZH2w. RP3D was determined as 800mg BID. ORRs were 88.9% in EZH2w and 100% in EZH2m. PFS and DoR were not reached after follow-up of 22.5 months. 18-month PFS and DoR rates were 94.4% and 100%. There were no dose-limiting toxicities with the most common Grade 3-4 TEAE being neutropenia (40.9%) while TEAE leading to discontinuation was 20.5%. The safety profile was consistent with previously reported safety information for both tazemetostat and R^2.

In the Phase III portion of the randomized, double-blind, active-controlled study, approximately 560 patients are randomized 1:1 to receive tazemetostat with R^2 or placebo with R^2. The study also includes a maintenance arm with tazemetostat or placebo following the first year of treatment. Primary end point is PFS as assessed by investigator. The first patient was enrolled in May 2022 and the first China patient was enrolled in September 2022.


SYMPHONY-1 study for 2L+ FL:
rituximab + lenalidomide (R²) + Tazemetostat, followed by Tazemetostat alone
Population
Patients with relapsed / rituximab refractory FL who have been treated with at least one prior systemic therapy
Key Objectives
☑ Phase 1b (safety run-in)
Safety, PK, anti-tumor activity
Phase 3 (efficacy)
Primary: PFS as determined by Investigator; interim analyses for futility
Secondary: PFS by IRC, response rate, duration of response, OS, QOL, safety
Safety Run-in
Phase 3 Randomization (12 Months)
Maintenance (24 Months)
All-comers
EZH2 MUT / WT Enrichment
Based on cobas® EZH2 Mutation Test
TAZ + Rituximab + Lenalidomide
(N=44)
TAZ + Rituximab + Lenalidomide
(N=250)
Tazemetostat monotherapy
(N=250)
Placebo + Rituximab + Lenalidomide
(N=250)
Placebo
(N=250)
Stratification for randomized portion by EZH2 mutation status: treatment sensitive vs. refractory to prior rituximab containing regimen, patients treated with 1 prior vs ≥ 2 prior systemic therapies.

Source: Epizyme

6. Fanregratinib (HMPL-453)

Fanregratinib is a novel, selective, oral inhibitor targeting FGFR 1/2/3. Aberrant FGFR signaling is associated with tumor growth, promotion of angiogenesis, as well as resistance to anti-tumor therapies. Approximately 10-15% of IHCC patients have tumors harboring FGFR2 fusion. We retain all rights to fanregratinib worldwide.

Fanregratinib Mechanism of Action

FGFR belongs to a subfamily of receptor tyrosine kinases. Four different FGFRs (FGFR1-4) and at least 18 ligand FGFs constitute the FGF/FGFR signaling system. Activation of the FGFR pathway through the phosphorylation of various downstream molecules ultimately leads to increased cell proliferation, migration and survival. FGF/FGFR signaling regulates tissue development, angiogenesis, and tissue regeneration. A growing body of evidence has demonstrated the oncogenic potential of FGFR aberrations in driving tumor growth, promoting angiogenesis, and conferring resistance mechanisms to oncology therapies. Dysfunction in the FGF/FGFR signaling leads to a number of developmental disorders and is consistently found to be a driving force in cancer. Deregulation of the FGFR can take many forms, including receptor amplification, activating mutations, gene fusions, and receptor isoform switching, and the molecular alterations are found at relatively low frequencies in most tumors.

Incidence of FGFR aberrations in various tumors

	Gene amplification	Gene translocation	Gene mutation
FGFR1	Lung squamous (7-15%) H&N squamous (10-17%) Esophageal squamous (9%) Breast (10-15%)	Lung squamous (n/a) Glioblastoma (n/a) Myeloproliferative syndrome (n/a) Breast (n/a)	Gastric (4%) Pilocytic astrocytoma (5-8%)
FGFR2	Gastric (5-10%) Breast (5-10%)	Intra-hepatic biliary tract cancer (14%) Breast (n/a)	Endometrial (12-14%) Lung squamous (5%)
FGFR3	Bladder (3%) Salivary adenoid cystic (n/a) Breast (1%)	Bladder (3-6%) Lung squamous (3%) Glioblastoma (3-7%) Myeloma (15-20%)	Bladder (60-80% NMIBC; 15-20% MIBC) Cervical (5%)

Source: M. Touat et al., "Targeting FGFR Signaling in Cancer," Clinical Cancer Research (2015); 21(12); 2684-94.

Fanregratinib Pre-clinical Evidence

Preclinical data of fanregratinib was presented at AACR 2023. Fanregratinib potently inhibited the tyrosine kinase activities of recombinant FGFR 1, 2, and 3 in vitro (IC_{50} values of 6, 4, and 6 nM, respectively) with weaker activity against FGFR4 (IC_{50} = 425 nM). It selectively inhibited proliferation of tumor cell lines with dysregulated FGFR signaling (GI_{50}: 3~105 nM) compared with cell lines lacking FGFR aberrations (GI_{50}: > 1.5 µM). Oral administration could induce time- and dose-dependent inhibition of phosphorylation of FGFR and resulted in remarkable and dose-dependent anti-tumor activity in multiple FGFR-altered tumor models. Fanregratinib at a dose of 50 mg/kg/day could induce tumor regression in most tumor models tested. It significantly improved anti-tumor activity of anti-PD-1 antibody in a FGFR2 fusion model by priming the immune environment. Fanregratinib has good pharmacokinetic properties characterized by rapid absorption following oral dosing, good bioavailability, moderate tissue distribution and moderate clearance in all pre-clinical animal species. Fanregratinib was found to have little inhibitory effect on major cytochrome P450 enzymes, indicating low likelihood of drug-to-drug interaction issues.

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Fanregratinib Clinical Development

Treatment	Patient Focus	Sites	Phase	Status/Plan	NCT #
Fanregratinib	2L IHCC with FGFR fusion	China	II	Fully enrolled registration phase 2025 March Data at ASCO 2023	NCT04353375
Fanregratinib + chemotherapies or Tuoyi (PD-1)	Solid tumors	China	I/II	Ongoing	NCT05173142

Phase II study of fanregratinib in 2L IHCC with FGFR2 fusion (NCT04353375)

The registration phase of an ongoing China Phase II open-label, single-arm study of fanregratinib in 2L IHCC with FGFR2 fusion started after we consulted with NMPA in 2023. If positive, the data may be used to support a future NDA filing. We dosed the first patient in March 2023 and completed recruitment of 87 patients in March 2025.

Results of an earlier cohort of the same China Phase II open-label, single-arm study (also NCT04353375) were reported at ASCO 2023. IHCC patients with FGFR2 fusion pretreated with at least one line of systemic therapy received either fanregratinib 150mg OD (cohort 1) or 300mg OD 2 weeks on/1 week off (cohort 2, chosen as RP2D). At data cutoff date of September 21, 2022, 25 patients were treated with median follow-up of 12.0 months for cohort 1 (12 evaluable patients) and 4.1 months for cohort 2 (10 evaluable patients). ORR was 50% and DCR was 90% in cohort 2, while DoR was not reached. PFS was 5.7 months in cohort 1 and not mature in cohort 2. Grade ≥3 TRAEs occurred in 23.1% in cohort 2, with no treatment discontinuation. For both cohorts combined, the most common Grade ≥3 TRAEs were decreased neutrophil count (8%), nail toxicity (8%) and hand-foot syndrome (8%).

Phase Ib/II study of fanregratinib in combination with chemotherapies or toripalimab in solid tumors (NCT05173142)

China Phase Ib/II open-label, two-stage study started in 2022 to evaluate the use of fanregratinib in combination with chemotherapy (gemcitabine and cisplatin) or Tuoyi (PD-1) in patients with specific advanced or metastatic solid tumors. The first stage of the study is a dose escalation phase to determine DLT and RP2D. The second stage is a dose expansion phase in solid tumor patients with either GC, IHCC or urothelial carcinoma harboring specific FGFR gene alterations.

7. Ranosidenib (HMPL-306)

Ranosidenib is a novel dual-inhibitor of IDH1 and IDH2 enzymes. IDH1 and IDH2 mutations have been implicated as drivers of certain hematological malignancies, gliomas and solid tumors, particularly among acute myeloid leukemia patients, with approximately 20% of patients having mutant IDH genes. IDH mutations also occurred in myelodysplastic syndrome ("MDS"), myeloproliferative neoplasms ("MPNs"), low-grade glioma and intrahepatic cholangiocarcinoma. We retain all rights to ranosidenib worldwide.

Ranosidenib Mechanism of Action

IDHs are critical metabolic enzymes that help to break down nutrients and generate energy for cells. When mutated, IDH creates a molecule, 2-hydroxyglutarate ("2-HG"), that alters the cell's genetic programming and prevents cells from maturing. Accumulation of 2-HG into cells causes activation of oncogenes and deactivation of tumor-suppressor genes. 2-HG affects different transcription factors, such as hypoxia-inducible factor ("HIF") and mammalian target of rapamycin ("mTOR"), which are commonly deregulated in cancer. Elevation of 2-HG levels can be used as a marker of target engagement by an IDH inhibitor. Cytoplasmic mutant IDH1 and mitochondrial mutant IDH2 have been known to switch to the other form when targeted by an inhibitor of IDH1 mutant alone or IDH2 mutant alone. By targeting both IDH1 and IDH2 mutations, ranosidenib could potentially benefit cancer patients harboring either IDH mutation and may address acquired resistance to IDH inhibition through isoform switching.

IDH1/2 mutations in various cancers						
Tumor		% IDH mutation frequency				
		Total	IDH1-R132	IDH2-R140	IDH2-R172	IDH1 + IDH2 co-mutation
Brain Tumor	2/3 grade glioma	60-80%	60-80%	0%	1%	
	Secondary glioblastoma	70%	70%	0%	1%	
Hematological cancer	Acute myeloid leukemia (AML)	15-25%	5-10%	5-15%	0-5%	
	Myeloid deficient syndrome (MDS)	10%	5%	5%	0%	0.2%
	Angio-immunoblastic T-cell lymphoma	26%	0%	1%	25%	
Other solid cancers	Sarcoma	55%	40%	0%	15%	
	Osteosarcoma	25%	0%	0%	25%	
	Intrahepatic cholangiocarcinoma	22%	20%	0%	2%	
	Giant cell tumors of bone	80%	0%	0%	80%	
	IBD	13%	13%	0%	0%	
	The others	1-3%	1-3%	0%	0%	

Source: Amary et al., 2011; Paschka et al., Yan et al., 2009; Fuji T et al., 2016, Abstract 3101, AACR 2016

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Ranosidenib Clinical Development

Treatment	Trial Name, Patient Focus	Sites	Phase	Status/Plan	NCT #
Ranosidenib	RAPHAEL: r/r mIDH1/2 AML	China	III	Ongoing since May 2024	NCT06387069
Ranosidenib	r/r mIDH1/2 myeloid hematological malignancies	China	I	Data at EHA 2024	NCT04272957
Ranosidenib	r/r mIDH1/2 AML	Global	I	Data at EHA 2024	NCT04764474

RAPHAEL: Phase III study of ranosidenib in r/r mIDH1/2 AML (NCT06387069)

RAPHAEL is a China Phase III randomized, open-label, active-controlled, registrational study of ranosidenib in r/r AML harboring IDH1 and/or IDH2 mutations. Patients will either receive ranosidenib 250 mg OD during first 28-day cycle and then 150 mg OD starting from second cycle, or salvage chemotherapy such as MEC (etoposide, cytarabine, mitoxantrone) or FLAG ± Ida (G-CSF, fludarabine, cytarabine, idarubicin) or cytarabine or azacitidine. The primary endpoint is OS, with secondary endpoints including CR rate, CR+CRh rate, CR+Cri+CRh rate, EFS, DoR, TTR, safety and QoL. The study dosed the first patient on May 11, 2024 and targets recruitment of about 320 patients.

Phase I study of ranosidenib in r/r mIDH1/2 myeloid hematological malignancies (NCT04272957)

China Phase I open-label, two-phase study of ranosidenib in r/r myeloid hematological malignancies (AML, MDS, CMML, MPN) harboring IDH1 and/or IDH2 mutations started in July 2021. Results of dose escalation phase was presented at EHA 2023. At data cut-off date of 2023 April 20, 51 patients were enrolled with median follow-up of 7.4 months. ORR was 33.3% and CR+Cri+CR$_{MRD-}$ was 31.4%. For two cohorts of 150 mg OD and 250mg OD with 34 patients combined, overall ORR was 44.1% while IDH1 and IDH2 subgroups reported ORRs of 42.9% and 45.0%, respectively; as well as ORRs of 38.9% and 50.0% in BCL2i naïve and BLC2i pretreated subgroups, respectively. Grade ≥3 TRAEs included decreased platelet count (25.5%), decreased neutrophil count (13.7%), anemia (11.8%) and decreased WBC count (9.8%). RP2D was determined as 250mg OD for cycle 1 and 150mg OD from cycle 2.

Results of dose expansion phase were presented at EHA 2024. As of January 6, 2024, 23 patients were enrolled into RP2D, on top of 36 patients from the two cohorts of 150 mg OD and 250mg OD. OS was not reached for RP2D group, while, for the 150 mg OD and 250 mg OD cohorts, OD were 13.4 months for IDH1 and 13.1 months for IDH2, respectively. CR+CRh rates for RP2D group were 45.5% and 50.0% for the IDH1 and IDH2 subgroups, respectively. If excluding 16 patients with FLT3 and RAS hotspot mutations, CR+CRh rates for RP2D group were 50.0% and 62.5% for the IDH1 and IDH2 subgroups, respectively. Grade ≥3 TRAEs occurred in 57.6% of patients. Most common TRAEs were decreased platelet count (54.2%), anemia (39.0%), decreased neutrophil count (35.6%) and decreased WBC count (32.2%).

Phase I study of ranosidenib in r/r mIDH1/2 hematological malignancies (NCT04764474)

Global Phase I open-label, two-phase study of ranosidenib in r/r mIDH1/2 AML started in 2021. Results were presented at EHA 2024. During the dose escalation phase, patients received 50 mg to 400 mg of ranosidenib OD and maximum tolerated dose was not reached. At data cut-off of February 15, 2024, 45 patients were treated, with 32 patients evaluable for tumor response. Both ORRs and CR+Cri+CR$_{MRD-}$ ranged from 16.7% to 100% at different dosage levels with 66.7% at the highest dose. Grade ≥3 TEAEs occurred in 13.3% of patients, with treatment discontinuation at 17.8%. Most frequent TEAEs were anemia (26.7%), febrile neutropenia (24.4%), diarrhea (20.0%) and asthenia (17.8%).

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8. HMPL-760

HMPL-760 is an investigational, non-covalent, third generation BTK inhibitor. It is a highly potent, selective, and reversible inhibitor with long target engagement against BTK, including wild-type and C481S-mutated BTK. We retain all rights to HMPL-760 worldwide.

HMPL-760 Mechanism of Action

BTK is a key component of the B-cell receptor signaling pathway and is an important regulator of cell proliferation and cell survival in various lymphomas. The abnormal activation of B-cell receptor signaling is closely related to the development of B-cell type hematological cancers, which represent approximately 85% of all NHL cases. BTK is considered a validated target for drugs that aim to treat certain hematological cancers, however C481S mutation of BTK is a known resistance mechanism for first and second generation BTK inhibitors.

HMPL-760 Pre-clinical Evidence

Pre-clinical data was presented at AACR 2023 showing HMPL-760 as a reversible, selective, highly potent, BTK inhibitor targeting both wild-type and C481 mutated BTK. In the reversibility study, it showed full recovery, as compared to no recovery for another BTK inhibitor. It demonstrated stronger inhibition of BTK phosphorylation, B-NHL cell growth and whole blood B-cell activation; maintained a longer duration and exhibited stronger anti-tumor efficacy in xenograft models than other BTK inhibitors tested in the same study.

HMPL-760 Clinical Development

Treatment	Patient Focus	Sites	Phase	Status/Plan	NCT #
HMPL-760	R/R DLBCL	China	II	Initiated November 2024	NCT06601504
HMPL-760	CLL, SLL, other B-NHL	China	I	Dose expansion arm ongoing	NCT05190068

Phase II study of HMPL-760 in patients with r/r DLBCL (NCT06601504)

In November 2024, we started China Phase II randomized, active-controlled study of HMPL-760 in combination with R-GemOx versus placebo in combination with R-GemOx in patients with r/r DLBCL.

Phase I study of HMPL-760 in patients with r/r lymphomas (NCT05190068)

In this dose escalation phase, patients with r/r lymphoma that failed standard therapy were eligible. Data was presented at EHA Congress in June 2024. As of September 30, 2023, a total of 26 patients with r/r lymphoma (10 CLL/SLL, 4 MCL, 7 DLBCL, 2 LPL/WM, 2 FL, 1MZL) were treated. The median number of prior therapies was 2, of which 8 patients had prior exposure to BTK inhibitors. No DLT was observed in dose-escalation phase and maximum tolerated dose was not reached up to 600 mg. The most common (≥30%) TRAEs were neutrophil count decrease, platelet count decrease, and anaemia. Most of the TRAEs were concentrated in grade 1-2. Only 2 patients (600 mg) experienced drug-related serious adverse events (pulmonary tuberculosis, drug-induced liver injury). 26 patients had post-baseline tumor assessment and achieved ORR of 73.1%. The median TTR was 2.3 months. Among 8 patients treated with BTK inhibitors, the ORR was 87.5%. 400 mg OD was selected as RP2D.

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9. HMPL-506

HMPL-506 is a novel, investigational, selective small molecule inhibitor for oral administration targeting the menin protein. The menin protein is a scaffold protein that controls gene expression and cell signaling. Revumenib is the only FDA approved menin inhibitor and currently there is no menin inhibitors approved in China. We retain all rights to HMPL-506 worldwide.

HMPL-506 Mechanism of Action

Mixed-lineage leukemia ("MLL", also known as KMT2A) rearrangement and nucleophosmin 1 ("NPM1") mutation play key roles in AML. MLL-rearranged AML accounts for approximately 5% of adult AML, associated with poor prognosis, and NPM1-mutant AML accounts for approximately 30% of AML. Multiple studies have illuminated that those leukemogenesis are dependent on the interaction of menin-MLL, which controls downstream gene expressions associated with cell proliferation and differentiation, e.g., HOXA9 and CD11. Current research has demonstrated that the inhibition of menin-MLL interaction is a feasible therapeutic strategy in MLL-rearranged and/or NPM1-mutant AML.

HMPL-506 Pre-clinical Evidence

Pre-clinical data was presented at AACR 2024 highlighting HMPL-506 as a novel and highly differentiated menin-MLL inhibitor with robust anti-tumor activities, favorable ADME properties and low risk of cardiac toxicity. Compared with the other 5 menin inhibitors in clinical stage, HMPL-506 showed the strongest inhibitory potency in MLL-r and NPM1m cell line models. Treatment at 10 mg/kg and 25 mg/kg resulted in tumor shrinkage in all treated animals, with tumor regression rates of 72% and 100%, respectively. HMPL-506 synergistically improved anti-tumor effect of azacytidine, venetoclax and gilteritinib against MLL-r leukemias. HMPL-506 displayed favorable PK profiles and high selectivity among multiple kinases, methyltransferases and safety related targets. The IC_{50} of HMPL-506 on hERG patch clamp was over 60 μM, indicating low risk of QTc prolongation in human.

HMPL-506 Clinical Development

Treatment	Patient Focus	Sites	Phase	Status/Plan	NCT #
HMPL-506	MLL-rearranged/NPM1-mutant AML	China	I	Initiated June 2024	NCT06387082

<u>Phase I study of HMPL-506 in MLL-rearranged/NPM1-mutant AML (NCT06387082)</u>

In June 2024, we initiated China Phase I open-label study of HMPL-506 in patients with hematological malignancies. The study is divided into two phases, a dose escalation phase and a dose expansion phase. The study is expected to enroll at least 60 patients.

10. HMPL-415

HMPL-415 is a novel, highly potent, selective and non-competitive SHP2 allosteric inhibitor. As of today, no SHP2 inhibitor drug has been approved. We retain all rights to HMPL-415 worldwide.

HMPL-415 Mechanism of Action

SHP2 modulates diverse cell signaling events that control metabolism, cell growth, differentiation, cell migration, transcription and oncogenic transformation. It interacts with diverse molecules in the cell, and regulates key signaling events including RAS/ERK, PI3K/AKT, JAK/STAT and PD-1 pathways downstream of several receptor tyrosine kinases ("RTKs") upon stimulation by growth factors and cytokines. Dysregulation of SHP2 expression or activity causes many developmental diseases, and hematological and solid tumors.

HMPL-415 Pre-clinical Evidence

Pre-clinical data was presented at EORTC 2023 highlighting HMPL-415 as a potent, selective, and non-competitive SHP2 inhibitor with strong activity against multiple RAS/MAPK activated tumor models, including those with KRAS alterations, BRAF, NF1 and EGFT mutants. It showed prolonged and high tumor exposure with sustained pathway inhibition after repeat dosing. Strong anti-tumor efficacy was also seen with intermittent dosing (twice a week or once weekly).

HMPL-415 Clinical Development

Treatment	Patient Focus	Sites	Phase	Status/Plan	NCT #
HMPL-415	Solid tumors	China	I	Initiated Jul 2023	NCT05886374

Phase I study of HMPL-415 in advanced solid tumors (NCT05886374)

In July 2023, we initiated a China Phase I open-label study of HMPL-415 as a single agent in patients with advanced malignant solid tumors. This study is expected to enroll up to approximately 80 patients, including patients as part of the dose escalation stage, and further patients at the determined RP2D.

11. HMPL-653

HMPL-653 is an investigational novel, highly selective, and potent CSF-1R inhibitor designed to target CSF-1R driven tumors as a monotherapy or in combination with other drugs. Currently there are three FDA-approved CSF-1R for TGCT, chronic graft-versus-host disease, but none are approved in China. We retain all rights to HMPL-653 worldwide.

HMPL-653 Mechanism of Action

CSF-1R is usually expressed on the surface of macrophages and can promote growth and differentiation of macrophages. Studies have shown that blocking the CSF-1R signaling pathway could effectively modulate the tumor microenvironment, relieve tumor immunosuppression, and synergize with other anti-cancer therapies such as immune checkpoint inhibitors to achieve tumor inhibition. It has been demonstrated in several clinical studies that CSF-1R inhibitors could treat TGCT and treat a variety of malignancies combined with immuno-oncology or other therapeutic agents.

HMPL-653 Pre-clinical Evidence

Pre-clinical data was presented at EORTC 2023 showing single agent anti-tumor activity in CSF-1/CSF-1R dependent tumor models. HMPL-653 prevented M2 macrophage polarization in a concentration-dependent manner, with dose-dependent tumor regression in tumor models with CSF-1R alterations at dose of 2.5 mg/kg or above. HMPL-653, administered once daily from 1 mg/kg to 10 mg/kg were well tolerated, and exhibited dose-dependent anti-tumor activities. It also showed enhanced response when administered in combination with anti-PD-1 antibody by decreasing tumor-infiltrating M2 macrophages and increasing the ratio of M1/M2 macrophages.

HMPL-653 Clinical Development

Treatment	Patient Focus	Sites	Phase	Status/Plan	NCT #
HMPL-653	Solid tumors & TGCT	China	I	Fully enrolled	NCT05277454

Phase I study of HMPL-653 in advanced solid tumors (NCT05277454)

In January 2022, we started China Phase I open-label, single-arm study of HMPL-653 in patients with advanced or metastatic solid tumors and TGCT. Approximately 110 patients are expected to be enrolled in the dose escalation and expansion phase of this study. The primary endpoints are dose limiting toxicity, safety, tolerability, RP2D and maximum tolerated dose.

12. HMPL-A83

HMPL-A83 is an investigational IgG4-type humanized anti-CD47 monoclonal antibody that exhibits high affinity for CD47. There is no approved anti-CD47 antibody. We retain all rights to HMPL-A83 worldwide.

HMPL-A83 Mechanism of Action

CD47 is a cell surface transmembrane protein that is ubiquitously expressed on virtually all human cells. The overexpression of CD47 is reported in a variety of tumors and is believed to be associated with immune escape from macrophage-mediated phagocytosis. HMPL-A83 blocks CD47 binding to Signal regulatory protein α ("SIRPα") and disrupts the "do not eat me" signal that cancer cells use to shield themselves from the immune system.

HMPL-A83 Pre-clinical Evidence

In preclinical studies, HMPL-A83 demonstrated a high affinity for CD47 antigen on tumor cells and strong phagocytosis induction of multiple tumor cells, as well as weak affinity for red blood cells and no induction of hemagglutination, implying low risk of anemia, a potential event of special interest. HMPL-A83 demonstrated strong anti-tumor activity in multiple animal models.

HMPL-A83 Clinical Development

Treatment	Patient Focus	Sites	Phase	Status/Plan	NCT #
HMPL-A83	Advanced malignant neoplasms	China	I	Ongoing	NCT05429008

Phase I study of HMPL-A83 in advanced solid tumors (NCT04908046)

In July 2022, we initiated a China Phase I open-label study of HMPL-A83 in patients with advanced malignant neoplasms. The primary endpoints are dose-limiting toxicity, safety, tolerability, RP2D and maximum tolerated dose.

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13. HMPL-295

HMPL-295 is a novel, potent and selective ERK inhibitor. ERK is a downstream component of the RAS-RAF-MEK-ERK signaling cascade ("MAPK pathway"). This is first of our multiple candidates in discovery addressing the MAPK pathway. We retain all rights to HMPL-295 worldwide.

HMPL-295 Mechanism of Action

MAPK pathway is dysregulated in cancer, in which mutations or nongenetic events hyper-activate the pathway in up to 50% of cancers. RAS and RAF mutations predict worse clinical prognosis in a wide variety of tumor types, mediate resistance to targeted therapies, and decrease the response to the approved standards of care, namely, targeted therapy and immunotherapy. ERK inhibition has the potential to overcome or avoid the intrinsic or acquired resistance from the inhibition of RAS, RAF and MEK upstream mechanisms. HMPL-295 inhibited ribosomal S6 kinase ("RSK") phosphorylation which is a downstream signaling molecule regulated by ERK1/2 and stimulated by phorbol 12-myristate 13-acetate ("PMA").

HMPL-295 Pre-clinical Evidence

Pre-clinical data was presented at AACR 2024 highlighting strong activity against multiple MAPK pathway activated tumor models. HMPL-295 inhibited ERK1 kinase with IC_{50} of 4 ± 0.04 nM and ERK2 kinase with IC_{50} of 4 ± 1 nM. Selectivity against a panel of 394 kinases show ≥20 folds selectivity over 384 kinases at 1 μm and <35% inhibition of 86 safety-related proteins at 1 μm. It effectively blocked ERK signaling and attenuated the growth of MAPK pathway dysregulated cancer cell lines. Combination significantly improved anti-tumor activity of targeted agents (e.g., adagrasib, encorafenib and cetuximab) and chemotherapy (e.g., gemcitabine, nab-paclitaxel, fluorouracil and irinotecan) in multiple tumor models with KRAS or BRAF mutation.

HMPL-295 Clinical Development

Treatment	Patient Focus	Sites	Phase	Status/Plan	NCT #
HMPL-295	Solid tumors	China	I	Data presented	NCT04908046

<u>Phase 1 dose-escalation study of HMPL-295 in advanced solid tumors (NCT04908046)</u>

In July 2021, we initiated China Phase I open-label study of HMPL-295 in patients with advanced malignant solid tumors who have failed standard therapy. Following the initial dose escalation stage, another 10 to 15 patients would be enrolled at the RP2D to further evaluate its safety and the preliminary efficacy of HMPL-295. An exploratory study on the pharmacokinetic biomarkers of HMPL-295 was also planned.

Data was presented at ASCO 2024. As of Dec 11, 2023, 47 patients with advanced solid tumors were enrolled. During the dose escalation from 5 to 75 mg, 5 patients experienced a dose-limiting toxicities of grade 3 dermatitis acneiform, rash and acute kidney injury. Partial response was seen in 1 patient with duodenal adenocarcinoma, 1 patient with endometrial cancer and 1 patient with NSCLC. 25 (53.2%) pts reported grade ≥3 TEAEs. The most common ≥ grade 3 TEAEs were rash (10.6%) and anemia (10.6%). RP2D was determined to be 50 mg OD.

14. Amdizalisib (HMPL-689)

Amdizalisib is a novel, highly selective oral inhibitor targeting the isoform PI3Kδ, a key component in the B-cell receptor signaling pathway. We retains all rights to amdizalisib worldwide. Through discussions with the NMPA, it is clear that a randomized study is required to support registration. In view of the changing regulatory landscape, we are currently evaluating the clinical development plan and regulatory guidance before deciding the next strategy for amdizalisib.

Class I phosphatidylinositide-3-kinases ("PI3Ks") are lipid kinases that, through a series of intermediate processes, control the activation of several important signaling proteins including the serine/threonine kinase AKT. In most cells, AKT is a key PI3Kδ affector that regulates cell proliferation, carbohydrate metabolism, cell motility and apoptosis and other cellular processes. Upon an antigen binding to B-cell receptors, PI3Kδ can be activated through the Lyn and Syk signaling cascade.

Aberrant B-cell function has been observed in immunological diseases and B-cell mediated malignancies. PI3Kδ is considered to be a promising target for hematologic cancer, autoimmunity and transplant organ rejection and other related inflammation diseases.

Compared to other PI3Kδ inhibitors, amdizalisib shows higher potency and selectivity.

Enzyme selectivity shows that amdizalisib is about five-fold more potent than Zydelig on whole blood level and, unlike Copiktra, does not inhibit PI3K-γ.

Enzyme IC$_{50}$ (nM)	HMPL-689	Zydelig	Copiktra	Aliqopa
PI3Kδ	0.8 (n = 3)	2	1	0.7
PI3Kγ (fold vs. PI3Kδ)	114 (142x)	104 (52x)	2 (2x)	6.4 (9x)
PI3Kα (fold vs. PI3Kδ)	>1,000 (>1,250x)	866 (433x)	143 (143x)	0.5 (1x)
PI3Kδ human whole blood CD63+	3	14	15	n/a
PI3Kβ (fold vs. PI3Kδ)	87 (109x)	293 (147x)	8 (8x)	3.7 (5x)

Treatment	Patient Focus	Sites	Phase	Status/Plan	NCT #
Amdizalisib	3L r/r FL 2L r/r MZL	China	II Registration	Met primary endpoint in r/r FL cohort Breakthrough Therapy Designation	NCT04849351
Amdizalisib	Indolent NHL PTCL	China	Ib	Completed Data presented at ICML 2023	NCT03128164

<u>Phase II registration-intent study of amdizalisib in r/r FL and r/r MZL (NCT04849351)</u>

In April 2021, we commenced a China Phase II single-arm, open-label, registration-intent study in 108 patients with r/r FL and approximately 80 patients with r/r MZL. In February 2023, the trial has fully enrolled the FL cohort and the primary endpoint of ORR met its pre-specified threshold.

<u>Phase Ib study of amdizalisib in indolent NHL (NCT03128164)</u>

Our China Phase I/Ib open-label study in r/r NHL successfully established a Phase II dose and expanded into multiple sub-categories of indolent NHL. Updated safety data as well as efficacy data were reported at the International Conference on Malignant Lymphoma ("ICML") in June 2023. At median follow-up of 22.1 months, median DoR and PFS were not reached for the 26 efficacy evaluable patients in the follicular lymphoma cohort. For the MZL cohort of 16 efficacy evaluable patients, at median follow-up of 20.3 months, median DoR was not reached and median PFS was 26.8 months. Amdizalisib showed an acceptable safety profile and promising anti-tumor activity in relapsed/refractory lymphoma.

15. Immunology Collaboration with Inmagene

We have a strategic partnership with Inmagene to develop two novel drug candidates (IMG-004 and IMG-007) discovered by us for the potential treatment of multiple immunological diseases, with funding provided by Inmagene. We received shares representing approximately 7.5% of the shares in Inmagene (fully diluted) in July 2024, as consideration for Inmagene's exclusive license to further develop, manufacture and commercialize these two drug candidates worldwide. On December 23, 2024, Inmagene and Ikena Oncology, Inc. (Nasdaq: IKNA, "Ikena,") announced that they had signed a merger agreement which the parties expect to close in mid-2025, subject to closing conditions. Following closing, we will have an interest in the Nasdaq-listed merged company. For more details on the collaboration arrangement, please see "—Our Collaborations—Inmagene."

Treatment	Patient Focus	Sites	Phase	Status/Plan	NCT #
IMG-007 (OX40 antibody)	Adults with moderate-to-severe atopic dermatitis	U.S. Canada	IIa	Full results IIb planned for Q1 2025	NCT05984784
IMG-007 (OX40 antibody)	Alopecia areata with 50% or greater scalp hair loss	U.S. Canada	IIa	Fully enrolled; results pending	NCT06060977
IMG-004 (BTK inhibitor)	Adult healthy volunteers	U.S.	I	Single ascending dose completed	NCT05349097

IMG-007, a novel antagonistic monoclonal antibody targeting the OX40 receptor with silenced antibody-dependent cell-mediated cytotoxicity function. OX40 is a costimulatory receptor, a member of the tumor necrosis factor receptor superfamily expressed predominantly on activated T cells. One Phase IIa study has announced results and one Phase IIa study has completed recruitment.

IMG-007 in atopic dermatitis (NCT05984784) – This trial evaluates the safety, pharmacokinetics and efficacy of IMG-007 in adult patients with moderate-to-severe atopic dermatitis who had inadequate response to and/or intolerant of topical therapies. Inmagene reported positive topline data from patients in the U.S. and Canada in January 2025. A 4-week treatment with IMG-007 resulted in a mean reduction in eczema area and severity index ("EASI") of 77% and EASI-75 response of 54%, at week 16. Durable inhibition of inflammatory markers was observed for up to 24 weeks. IMG-007's subcutaneous formulation demonstrated an extended half-life of approximately 35 days. IMG-007 was overall well-tolerated with no reports of pyrexia or chills. Initiation of a Phase IIb dose-finding study with IMG-007's subcutaneous formulation in patients with moderate-to-severe atopic dermatitis is planned for the first quarter of 2025.

IMG-007 in alopecia areata (NCT06060977) – This trial evaluates the safety and efficacy of IMG-007 in adults with alopecia areata with 50% or greater scalp hair loss. 29 patients from 11 sites in the U.S. and Canada were given three doses over four weeks, with 24-week follow-up. The study was fully enrolled in May 2024 and the topline data readout is pending.

IMG-004, a small molecule inhibitor that binds to BTK in a non-covalent, reversible manner. Designed specifically for inflammatory and autoimmune diseases that usually require long-term treatment, IMG-004 is potent, highly selective and brain permeable with potential for once daily dosing. IMG-004 was safe and well tolerated in the Phase I single ascending dose and multiple ascending dose studies in healthy volunteers in the U.S., at single doses of 30 to 600mg and once daily doses of 50mg to 300mg for 10 days (NCT05349097). In the multiple-dose study, steady-state exposure over the entire dosing interval is estimated to have achieved at least 90% maximal inhibitory concentration (IC_{90}). The data supports a potential therapeutic dose regimen of 50mg QD.

Our Research and Development Approach

Our core research and development philosophy is to take a holistic approach to the treatment of cancer and immunological diseases, through multiple modalities and mechanisms, including targeted therapies, immunotherapies and other pathways. A primary objective of our research efforts has been to develop next generation drug candidates with:

- unique selectivity to limit target-based toxicity;

- high potency to optimize the dose selection with the objective to lower the required dose and thereby limit compound-based toxicity;

- chemical structures deliberately engineered to improve drug exposure in the targeted tissue; and

- ability to be combined with other therapeutic agents, including targeted therapies, immunotherapies and chemotherapies.

We have built a drug discovery engine, with which we strive to create differentiated novel oncology and immunology treatments with global potential. These include furthering both small molecule and biologic therapies which address aberrant genetic drivers and cancer cell metabolism; modulate tumor immune microenvironment; and target immune cell checkpoints. We design drug candidates with profiles that enable them to be used in innovative combinations with other therapies, such as chemotherapy, immunotherapy and other targeted therapy in order to attack disease simultaneously through multiple modalities and pathways. We believe that this approach can significantly improve treatment outcomes for patients.

We believe our ability to successfully develop innovative drug candidates through our Oncology/Immunology operations will be the primary factor affecting our long-term competitiveness, as well as our future growth and development. Creating high quality global first-in-class or best-in-class drug candidates requires investment of resources over a prolonged period of time, and a core part of our strategy is to continue making sustained investments in this area. As a result of this commitment, our pipeline of drug candidates has been steadily advancing and expanding, with over a dozen drug candidates put into clinical development. See "– Our Clinical Pipeline" for more details.

Beyond these clinical candidates, we continue to conduct research into discovering new types of drug candidates, including among others, small molecules addressing cancer-related apoptosis, cell signaling, epigenetics and protein translation; biologic drug candidates including BsAbs; and novel technologies including ADCs and heterobifunctional small molecules.

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Our Collaborations

Collaborations and joint ventures with corporate partners have provided us with significant funding and access to our partners' scientific, development, regulatory and commercial capabilities. Our current oncology collaborations focus on savolitinib (collaboration with AstraZeneca) and fruquintinib (collaboration with Eli Lilly and Takeda). When we entered into these collaborations, we had already conducted the discovery research and early clinical development of each drug candidate and, following our agreements, continued to conduct the clinical development and manage or assist the engagement with regulatory authorities up to and including filing the NDAs. Our collaboration partners fund a significant portion of our research and development costs for drug candidates developed in collaboration with them. In addition, we may receive upfront payments upon our entry into these collaboration arrangements and upon the achievement of certain development milestones for the relevant drug candidate. We have received upfront payments, equity contributions and milestone payments totaling approximately $674.5 million mainly from our collaborations with AstraZeneca, Eli Lilly and Takeda as of December 31, 2024. In return, our collaboration partners are entitled to a significant proportion of any future revenue from our drug candidates developed in collaboration with them, as well as a degree of influence over the clinical development process for such drug candidates. In addition, we have entered into other clinical collaborations for combination studies with drug candidates. We also have an immunology collaboration with Inmagene with respect to four novel pre-clinical drug candidates discovered by us and an in-licensing collaboration with Epizyme with respect to tazemetostat.

AstraZeneca

In 2008, our in-house teams started research on MET inhibitors, subsequently discovering our drug candidate, savolitinib, and conducting its pre-clinical development in-house. In 2011, we submitted applications for clinical development and initiated Phase I clinical trials. In December 2011, we entered into an agreement with AstraZeneca under which we granted to AstraZeneca co-exclusive, worldwide rights to develop, and exclusive worldwide rights to manufacture and commercialize savolitinib for all diagnostic, prophylactic and therapeutic uses. In August 2016, December 2020 and November 2021, we and AstraZeneca amended the terms of the agreement. We refer to this agreement, including the amendments thereto, as the AstraZeneca Agreement.

AstraZeneca paid $20.0 million upon execution of the AstraZeneca Agreement and agreed to pay royalties and additional amounts upon the achievement of development and sales milestones. Under the original terms of the AstraZeneca Agreement, we and AstraZeneca agreed to share the development costs for savolitinib in China, with AstraZeneca being responsible for the development costs for savolitinib in the rest of the world. With respect to certain clinical trials, we subsequently agreed with AstraZeneca on sharing development costs. As of December 31, 2024, we had triggered $71.0 million of milestone payments and recognized approximately $99.3 million of reimbursements for certain development costs. We may potentially receive future clinical development and first sales milestones payments for clinical development and initial sales of savolitinib, plus significant further milestone payments based on sales. Subject to approval of savolitinib in treating PRCC, under the amended AstraZeneca Agreement, AstraZeneca is obligated to pay us increased tiered royalties from 14% to 18% annually on all sales made of any product outside of China, which represents a five percentage point increase over the original terms, subject to a potential downward adjustment on such point increase based on the amount of any contribution by AstraZeneca to the Phase III development in patients with such indication. After total aggregate additional royalties have reached five times our contribution to the Phase III development in patients with such indication, this royalty will step down over a two-year period, to an ongoing royalty rate of 10.5% to 14.5%. AstraZeneca is also obligated to pay us a fixed royalty of 30% on all sales made of any product in China.

Development and collaboration under this agreement are overseen by a joint steering committee that is comprised of three of our senior representatives as well as three senior representatives from AstraZeneca. AstraZeneca is responsible for the development of savolitinib and all regulatory matters related to this agreement in all countries and territories other than China, and we are responsible for the development of savolitinib and all regulatory matters related to this agreement in China. Since entering the AstraZeneca Agreement, we have continued to lead the development of savolitinib in China.

Subject to earlier termination, the AstraZeneca Agreement will continue in full force and effect on a country-by-country basis as long as any collaboration product is being developed or commercialized. The AstraZeneca Agreement is terminable by either party upon a breach that is uncured, upon the occurrence of bankruptcy or insolvency of either party, or by mutual agreement of the parties. The AstraZeneca Agreement may also be terminated by AstraZeneca for convenience with 180 days' prior written notice. Termination for cause by us or AstraZeneca or for convenience by AstraZeneca will have the effect of, among other things, terminating the applicable licenses granted by us. Termination for convenience by AstraZeneca will have the effect of obligating AstraZeneca to grant to us all of its rights to regulatory approvals and other rights necessary to commercialize savolitinib. Termination by AstraZeneca for convenience will not have the effect of terminating any license granted by AstraZeneca to us.

Eli Lilly

In 2007, our in-house research into VEGFR inhibitors led to the discovery of our drug candidate, fruquintinib. We conducted pre-clinical development in-house and initiated a Phase I clinical trial in 2010. In October 2013, we entered into an agreement with Eli Lilly whereby we granted Eli Lilly an exclusive license to develop, manufacture and commercialize fruquintinib for all uses in China and Hong Kong. In December 2018, following the commercial launch of fruquintinib in China, we and Eli Lilly amended the terms of the agreement and further amended the terms of the agreement in July 2020. We refer to this agreement, including the amendments thereto, as the Eli Lilly Agreement.

Subsequent to the entering of the Eli Lilly Agreement, we continued to lead the development of fruquintinib, including all clinical trial development. Eli Lilly reimbursed us for a majority of the development costs and provided input over the course of the development of fruquintinib. Development, collaboration and manufacture of the products under this agreement are overseen by a joint steering committee comprised of equal numbers of representatives from each party.

Eli Lilly paid a $6.5 million upfront fee following the execution of the Eli Lilly Agreement in 2013, and agreed to pay royalties and additional amounts upon the achievement of development and regulatory approval milestones. As of December 31, 2024, we had triggered $40.0 million of milestone payments and recognized approximately $68.8 million of reimbursements for certain development costs.

We could potentially receive future milestone payments for the achievement of development and regulatory approval milestones in China. Additionally, Eli Lilly is obligated to pay us tiered royalties from 15% to 20% annually on sales made of fruquintinib in China and Hong Kong, the rate to be determined based upon the dollar amount of sales made for all products in that year. Under the terms of our 2018 amendment, upon the first commercial launch of fruquintinib in China in a new life cycle indication, these tiered royalties increased to 15% to 29%. Under the terms of our 2020 amendment, we and Eli Lilly share gross profits linked to sales target performance. Subject to meeting pre-agreed sales targets, Eli Lilly will pay us an estimated total of 70% to 80% of Elunate in-market sales in the form of royalties, manufacturing costs and service payments.

Under the terms of our 2018 amendment, we are entitled to determine and conduct future life cycle indication development of fruquintinib in China beyond the three initial indications specified in the original Eli Lilly Agreement. After the 2018 amendment, we assumed responsibility for all development activities and costs for fruquintinib in China in new life cycle indications, and we have the liberty to collaborate with third-parties to explore combination therapies of fruquintinib with various immunotherapy agents. Under the terms of our 2020 amendment, we took over development and execution of all on-the-ground medical detailing, promotion and local and regional marketing activities for Elunate in China.

We are responsible in consultation with Eli Lilly for the supply of, and have the right to supply, all clinical and commercial supplies for fruquintinib pursuant to an agreed strategy for manufacturing. For the term of the Eli Lilly Agreement, such supplies will be provided by us at a transfer price that accounts for our cost of goods sold.

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The Eli Lilly Agreement is terminable by either party for breach that is uncured. The Eli Lilly Agreement is also terminable by Eli Lilly for convenience with 120 days' prior written notice or if there is a major unexpected safety issue with respect to a product. Termination by either us or Eli Lilly for any reason will have the effect of, among other things, terminating the applicable licenses granted by us, and will obligate Eli Lilly to transfer to us all regulatory materials necessary for us to continue development efforts for fruquintinib.

Takeda

In January 2023, we entered into a license agreement with a subsidiary of Takeda (the "Takeda Agreement") to further the global development, commercialization and manufacture of fruquintinib outside of China. Under the terms of the Takeda Agreement, we are entitled to receive a series of payments up to $1.13 billion, including upfront, regulatory, development and commercial sales milestone payments, plus royalties on net sales. Fruzaqla was successfully approved for commercialization in the U.S. in November 2023, which triggered a regulatory approval milestone of $35 million. For the year ended December 31, 2024, Takeda has delivered over $200 million in net sales of Fruzaqla, which triggered a commercial sales milestone of $20 million. Following the regulatory and first pricing approval of Fruzaqla in Japan in November 2024 and the regulatory approval and the first national reimbursement recommendation in Europe in December 2024, regulatory approval milestone payments of $5 million and $10 million were triggered respectively. In 2024, our consolidated revenue from Fruzaqla, which represents manufacturing revenue, royalties and commercial milestone paid by Takeda, reached $110.8 million.

Development and collaboration under this agreement are overseen by a joint steering committee that is comprised of an equal number of representatives from each party. Takeda is responsible for the development, manufacturing and commercialization activities with respect to fruquintinib in the included territories, other than the existing clinical trials of fruquintinib as of the effectiveness of the Takeda Agreement, which we may continue or wind-down.

Subject to earlier termination, the Takeda Agreement will continue until the expiration of the last royalty term for the last licensed product in the territory. The Takeda Agreement is terminable by Takeda after the first anniversary of the agreement effectiveness for convenience by providing a written notice in advance. Additionally, either party can terminate the Takeda Agreement for cause. Termination for convenience or for cause will have the effect of, among other things, terminating the applicable licenses granted by us. Termination will have the effect of obligating Takeda to assign us all of its rights to title, and interests in and to all clinical trial data, regulatory submissions and regulatory approvals related to fruquintinib.

Inmagene

In January 2021, we and Inmagene entered into a strategic partnership to further develop four novel pre-clinical drug candidates (the humanized OX40 (CD134) antagonistic monoclonal antibody (anti-OX40 mAB) (HMPL-A28), the BTK (Bruton tyrosine kinase) inhibitor (HMPL-727), a RIPK1 (receptor-interacting protein kinase 1) inhibitor (HMPL-662) and a CSF-1R (colony stimulating factor-1 receptor) inhibitor (HMPL-958)) discovered by us for the potential treatment of multiple immunological diseases. We will work together to move the drug candidates towards IND submission. If successful, Inmagene will then move the drug candidates through global clinical development.

Under the terms of the agreement, we have granted Inmagene exclusive options to four drug candidates solely for the treatment of immunological diseases. If Inmagene exercises an option, it will have the right to further develop, manufacture and commercialize that specific drug candidate worldwide, while we retain first right to co-commercialization in China. For each of the drug candidates, we will be entitled to development milestones of up to $92.5 million and up to $135 million in commercial milestones, as well as up to double-digit royalties upon commercialization. In October 2023, Inmagene issued notices to exercise the options to two of the drug candidates; namely, HMPL-A28/IMG-007 and HMPL-727/IMG-004 and as a consequence the parties entered into a Share Subscription Agreement in February 2024, which, subject to various customary closing conditions, entitles HUTCHMED to receive common shares in Inmagene representing 7.5% of the fully diluted share capital of Inmagene as consideration for the exercise of the options. The shares in Inmagene was received on July 2, 2024, Inmagene was granted an exclusive license to further develop, manufacture and commercialize these two drug candidates worldwide. All of the rights of Inmagene under the strategic partnership in respect of the other two drug candidates, namely, HMPL-662 and HMPL-958 terminated and/or expired in March and September 2023 respectively.

On December 23, 2024, Inmagene announced that it entered into a merger agreement with Ikena Oncology, Inc., and the combined company plans to operate under the name ImageneBio, Inc. ("ImageneBio"). If this merger completes, our share in ImageneBio is expected to be 4.66% and may be further diluted if additional follow-on funding to ImageneBio occurs.

Epizyme (A Subsidiary of Ipsen Pharma SAS)

In August 2021, we entered into a licensing agreement with Epizyme Inc. (a subsidiary of Ipsen Pharma SAS) pursuant to which we obtained a co-exclusive license to develop, an exclusive license to commercialize and a co-exclusive license to manufacture tazemetostat in mainland China, Hong Kong, Taiwan and Macau for all therapeutic and palliative uses in epithelioid sarcoma, FL (2L and 3L), DLCBL and any other indications that are approved according to the terms of the licensing agreement.

To date, we have paid Epizyme a $25.0 million upfront payment and an aggregate of $5.0 million milestone payments. We may be required to pay an additional aggregate amount of up to $105 million in development and regulatory milestone payments and up to an additional $175 million in sales milestone payments. Epizyme is also eligible to receive, across up to eight potential indications, certain tiered royalties (from mid-teen to low-twenties percentage) based on annual net sales of tazemetostat in the licensed territory.

We have the right to manufacture the licensed product for development and commercialization in the licensed territory and are generally responsible for funding all clinical trials of tazemetostat, including the portion of global trials conducted in the licensed territory. The agreement with Epizyme will remain in effect until, on a licensed product-by-licensed product basis, the expiration of the royalty term for each licensed product in the licensed territory.

Other Collaborations

In October and November 2018, we entered into multiple collaborations to evaluate combinations of fruquintinib and surufatinib. These include a global collaboration with Innovent to evaluate the combination of fruquintinib with Tyvyt. In September 2019, we expanded our global collaboration agreement with Innovent to evaluate the safety and efficacy of Tyvyt in combination with surufatinib. In 2024, we entered into a collaboration with Jiangsu Hengrui Pharmaceuticals Co., Ltd ("Hengrui") to evaluate the combination of Sulanda, the Hengrui PD-1 antibody camrelizumab, nab-paclitaxel and gemcitabine as a first-line treatment for patients with metastatic PDAC in China.

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Other Ventures

Other Ventures is our large-scale, profitable drug marketing and distribution platform covering about 290 cities and towns in China with over 3,100 manufacturing and commercial personnel as of December 31, 2024. Built over the past 20 years, it has been focused on the sale of prescription drugs products and healthcare products conducted through the following entities:

Shanghai Hutchison Pharmaceuticals

Shanghai Hutchison Pharmaceuticals, our non-consolidated joint venture, primarily engages in the manufacture and sale of prescription drug products originally contributed by our joint venture partner, as well as third-party prescription drugs with a focus on cardiovascular medicine. Shanghai Hutchison Pharmaceuticals' proprietary products are sold under the "Shang Yao" brand, literally meaning "Shanghai pharmaceuticals," a trademark that has been used for over 50 years in the pharmaceutical retail market, primarily in Shanghai and Eastern China. The trademark is owned by the joint venture and in January 2023, the Shanghai government recognized and awarded the brand as a Shanghai heritage brand. In early 2019, Shanghai Hutchison Pharmaceuticals was awarded the 2018 State Scientific and Technological Progress Award – Second Prize, which was presented by President Xi Jinping, Premier Li Keqiang and other state leaders of the PRC at the National Science and Technology Awards Ceremony. This award was one of only two such awards given that year to studies in the botanical drug industry.

Its key product is She Xiang Bao Xin pills, a vasodilator for the long-term treatment of coronary artery and heart disease and for rapid control and prevention of acute angina pectoris, a form of chest pain. There are over one million deaths due to coronary artery disease per year in China. She Xiang Bao Xin pill is the largest botanical prescription drug in this indication in China, with market share of 26.48% in 2024 (2023: 22.0%) nationally. She Xiang Bao Xin pills' sales represented 92% of all Shanghai Hutchison Pharmaceuticals sales in 2024.

She Xiang Bao Xin pills were first approved in 1983 and subsequently enjoyed 36 proprietary commercial protections under the prevailing regulatory system in China. In 2005, Shanghai Hutchison Pharmaceuticals was able to attain "Confidential State Secret Technology" status protection, as certified by China's Ministry of Science and Technology and State Secrecy Bureau, which extended proprietary protection in China until late 2016. The Science and Technology Commission of Shanghai Municipality has subsequently extended such protection. Shanghai Hutchison Pharmaceuticals holds an invention patent in China covering its formulation, which extends proprietary protection through 2029. She Xiang Bao Xin pill is one of less than two dozen proprietary prescription drugs represented on China's National Essential Medicines List, which means that all Chinese state-owned health care institutions are required to carry it. She Xiang Bao Xin pill is fully reimbursed in all of China.

Shanghai Hutchison Pharmaceuticals manufactures its products at its 78,000 square meter production facility located in Feng Pu district outside the center of Shanghai. Shanghai Hutchison Pharmaceuticals holds 74 drug product manufacturing licenses, of which 21 are included in the National Essential Medicines List, and two are in active production. The factory is operated by about 560 manufacturing staff.

As of December 31, 2024, Shanghai Hutchison Pharmaceuticals had a commercial team of about 2,300 medical sales representatives allowing for the promotion and scientific detailing of our products not just in hospitals in provincial capitals and medium-sized cities, but also in the majority of county-level hospitals in China. Shanghai Hutchison Pharmaceuticals, through its GSP-certified subsidiary, sells its products and its third-party licensed prescription drugs directly to distributors who on-sell such products to hospitals and clinics, pharmacies and other retail outlets in their respective areas, as well as to other local distributors. As of December 31, 2024, Shanghai Hutchison Pharmaceuticals engaged a group of approximately 520 primary distributors to cover China. These primary distributors in turn used approximately 2,400 secondary distributors to work directly with hospitals, on a local level, to manage logistics. Shanghai Hutchison Pharmaceuticals' own prescription drugs sales representatives promote its products to doctors and purchasing managers in hospitals, clinics and pharmacies as part of its marketing efforts.

In January 2025, we announced the proposed disposal of 45% equity interest in Shanghai Hutchison Pharmaceuticals. For more information on the proposed disposal, see Item 5.A. "Operating Results—Key Components of Results of Operations— Equity in Earnings of Equity Investees."

Distribution Business

Distribution Business is our consolidated joint venture with Sinopharm. Based in Shanghai, our Distribution Business focuses on providing logistics services to, and distributing and marketing prescription drugs in China. As of December 31, 2024, our Distribution Business had a dedicated team of around 40 commercial staff that focus on marketing about 950 third-party prescription drug and other products directly to about 830 public and private hospitals in the Shanghai region and through a network of approximately 90 distributors to cover all other provinces in China.

Starting in 2015, our Distribution Business had been the exclusive marketing agent for Seroquel tablets in China. In June 2018, AstraZeneca sold and licensed its rights to Seroquel to Luye Pharma Group, Ltd., including its rights in China. The terms of our agreement with AstraZeneca were assigned to Luye Pharma Hong Kong Ltd., or Luye Pharma HK. In May 2019, we received a notice from Luye Pharma HK purporting to terminate our agreement. We believe that Luye Pharma HK had no basis for termination and commenced confidential legal proceedings to seek damages. In December, the Hong Kong International Arbitration Centre made a final award in favor of our Distribution Business against Luye Pharma Hong Kong in the amount of RMB253.2 million plus costs we incurred in the legal proceedings and interest. Luye provided a bank guarantee of up to RMB286 million to cover the final award pending the outcome of the appeal process. An application was made by Luye on December 14, 2021 to set aside the final award which was heard by the High Court in Hong Kong on June 28, 2022 and dismissed by the judge on July 26, 2022. Luye obtained leave to appeal the setting aside application to the Court of Appeal in Hong Kong and a hearing in the Court of Appeal was heard on June 6, 2023 and we await the judgment. We did not have any revenue from the distribution of Seroquel for the years ended December 31, 2022, 2023 and 2024.

In 2019, we began building an in-house oncology commercial sales and marketing team at our Distribution Business to support the launch of certain of our innovative oncology drugs. By December 31, 2024, this team had approximately 770 commercial sales and marketing staff in mainland China and Hong Kong.

In 2024, a significant portion of our Distribution Business's sales were made directly to hospitals and clinics, with the remaining sales being made through distributors. As of December 31, 2024, our Distribution Business had around 920 customers of which approximately 10% were distributors, and the revenue generated from these distributors accounted for approximately 35% of the revenue of our Distribution Business for the year ended December 31, 2024.

Hutchison Healthcare

Hutchison Healthcare is our wholly owned subsidiary and is primarily engaged in the manufacture and sale of health supplements. Hutchison Healthcare's major product is Zhi Ling Tong DHA capsules, a health supplement made from algae DHA oil for the promotion of brain and retinal development in babies and young children, which is distributed through our Distribution Business up till the end of September and from October 1, 2022 onwards, through our non-consolidated joint venture, Shanghai Hutchison Pharmaceuticals.

The majority of Hutchison Healthcare's products are contract manufactured at a dedicated and certified manufacturing facility operated by a third party.

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**Competition**

Oncology/Immunology Competition

The biotechnology and pharmaceutical industries are highly competitive. While we believe that our highly selective drug candidates, experienced development team and chemistry-focused scientific approach provide us with competitive advantages, we face potential competition from many different sources, including major pharmaceutical, specialty pharmaceutical and biotechnology companies. Any drug candidates that we successfully develop and commercialize will compete with existing drugs and/or new drugs that may become available in the future.

We compete in the segments of the pharmaceutical, biotechnology and other related markets that address inhibition of key biological pathways in cancer and immunological diseases. There are other companies working to develop kinase inhibitors and monoclonal antibodies as targeted therapies for cancer and immunological diseases. These companies include divisions of large pharmaceutical companies and biotechnology companies of various sizes.

Many of our competitors, either alone or with their strategic partners, have substantially greater financial, technical and human resources than we do and significantly greater experience in the discovery and development of drug candidates, obtaining regulatory approvals of products and the commercialization of those products. Accordingly, our competitors may be more successful than we may be in obtaining approval for drugs and achieving widespread market acceptance. Our competitors' drugs may be more effective, or more effectively marketed and sold, than any drug we may commercialize and may render our drug candidates obsolete or non-competitive before we can recover the expenses of developing and commercializing any of our drug candidates. We anticipate that we will face intense and increasing competition as new drugs enter the market and advanced technologies become available.

Below is a summary of existing therapies and therapies currently under development that may become available in the future which may compete with each of our clinical-stage drug candidates.

Savolitinib

For the indication of METex14 skipping alteration NSCLC, savolitinib is the first selective MET inhibitor approved in China. Glumetinib, bozitinib and tepotinib were conditionally approved for 1L METex14 skipping NSCLC in China in 2023. Capmatinib was conditionally approved for 1L METex14 skipping NSCLC in China in 2024. All five drugs, including savolitinib, are now included in the NRDL.

For the indication of 2L NSCLC with MET amplification/overexpression, there are several competitors targeting 2L NSCLC post EGFR-TKI, but none of them are MET-specific. Amivantamab (a BsAb directed against EGFR and MET receptor), received FDA approval for 1/2L EGFRm NSCLC in 2024, sintilimab (combo with chemotherapy and bevacizumab approved for 2L EGFRm NSCLC in May 2023 in China), ivonescimab (a PD-1/VEGF bispecifc antibody approved for 2L EGFRm NSCLC in May 2024 in China), SKB 264 (a TROP2 ADC approved in 2025 in China for 2L NSCLC) and B01D1 (a EGFR/HER3 ADC in Phase II for NSCLC).

Other selective MET inhibitors in development include telisotuzumab Vedotin (a c-MET ADC, submitted BLA to the FDA in previously treated NSCLC), elzovantinib (a MET TKI inhibitor, TPX-0022, in Phase I/II development for advanced solid tumors), REGN-5093 (a MET x MET BsAb in Phase I/II for NSCLC). Sym-015 is a bi-specific antibody that binds to non-overlapping epitopes on the extracellular domain of the MET receptor tyrosine kinase (in Phase IIa development for NSCLC).

Fruquintinib

As a result of off-target side effects, existing VEGFR inhibitors are often unable to be dosed high enough to completely inhibit VEGFR, the intended target. In addition, the complex off-target toxicities resulting from inhibition of multiple signaling pathways are often difficult to manage in clinical practice. Combining such drugs with chemotherapy can lead to severe toxicities that can cause more harm than benefit to patients. To date, the first generation VEGFR TKI has been rarely used in combination with other therapies, thereby limiting their potential. Because of the potency and selectivity of fruquintinib, we believe that it has the potential to be safely combined with other oncology drugs, which could significantly expand its clinical potential.

For the indication of CRC, approved VEGF inhibitors on the market for the treatment of CRC include Avastin (anti-VEGF monoclonal antibody), Cyramza (anti-VEGFR2 monoclonal antibody), Stivarga (VEGFR/TIE2 inhibitor) and Zaltrap (ziv-aflibercept) (VEGF inhibitor). Cyramza (ramucirumab) was approved for the treatment of 2L GC in China in 2022. TAS-102 (trifluridine/tipiracil hydrochloride) was approved for mCRC in China in 2019. The FDA approved TAS-102 combination therapy with bevacizumab in August 2023, supported by data demonstrating a median PFS of 5.6 months. Additionally, generic version of TAS-102 has been included in the NDRL, effective from 2024. There are drug candidates in development including chidamide (a subtype-selective benzamide inhibitor of histone deacetylase, in Phase III for CRC) and etrumadenant (a small molecule dual antagonist of A2a and A2b receptors, in Phase I for CRC)

For the indication of EMC, benmelstobart in combination with anlotinib was approved for 2L EMC in 2024.

Surufatinib

For the indication of NET, Sutent (VEGFR inhibitor) and Afinitor (mTOR inhibitor) have been approved for the treatment of pancreatic NETs. Somatuline Depot (Lanreotide) is a growth hormone release inhibitor that has been approved for the treatment of gastroenteropancreatic NETs. Sandostatin (octreotide) is a growth hormone and insulin-like growth factor-1 inhibitor that has also been approved for NETs. Lutathera (Lu-dotatate), a somatostatin receptor targeting radiotherapy, has been approved by the FDA for the treatment of somatostatin receptor positive gastroenteropancreatic NETs. Furthermore, small molecules, monoclonal antibodies and radiotherapies are being developed for the treatment of NETs. Compounds undergoing development for NETs include Inlyta (axitinib, tyrosine kinase inhibitor), and Vargatef (nintedanib, a tyrosine kinase inhibitor). Cometriq (an additional brand name for cabozantinib) has been marketed for thyroid cancer and is being studied for NETs. In addition, Avastin is an anti-VEGF monoclonal antibody being studied for NETs.

For the indication of PDAC, competitors include agents with various mechanisms of actions, such as irinotecan liposome (FDA approved in 2024 for 1L PDAC, and a phase III study is in development in China), daraxonrasib (a RAS inhibitor, in Phase III for 1L/2L PDAC), and erfonrilimab (a CTLA-4/PD-L1 BsAb, in Phase III for PDAC).

Sovleplenib

There has been extensive research on oral small-molecule Syk inhibitors due to the major unmet medical need in inflammation and oncology. However, many Syk inhibitors have failed in the development stage due to their off-target toxicity as a result of lower kinase selectivity and possibly poor pharmacokinetic properties. The only small molecule drug candidate targeting Syk specifically that has been approved to date is Tavalisse for the treatment of chronic immune thrombocytopenia. Lanraplenib (GS-9876) is a Syk inhibitor that has been studied for autoimmune diseases, but not currently in active development for autoimmune diseases. Syk inhibitors currently in clinical studies for hematological cancers include lanraplenib and cerdulatinib (for the treatment of lymphoma).

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The threshold of safety for a Syk inhibitor in chronic disease is extremely high, with no room for material toxicity. The failure of Tavalisse in a global Phase III registration study in rheumatoid arthritis provided important insights for us in the area of toxicity. While Tavalisse clearly showed patient benefit in rheumatoid arthritis, a critical proof-of-concept for Syk modulation, it also caused high levels of hypertension which is widely believed to be due to the high levels of off-target kinase insert domain receptor inhibition. In addition, Tavalisse has also been shown to strongly inhibit the Ret kinase, and in pre-clinical trials it was demonstrated that inhibition of the Ret kinase was associated with developmental and reproductive toxicities.

The requirement for Syk kinase activity in inflammatory responses was first evaluated with Tavalisse, which was co-developed by AstraZeneca/Rigel Pharmaceuticals, Inc. In 2013, AstraZeneca announced results from pivotal Phase III clinical trials that Tavalisse statistically significantly improved ACR20 (a 20% improvement from baseline based on the study criteria) response rates of patients inadequately responding to conventional disease-modifying anti-rheumatic drugs and a single anti-TNFα (a key pro-inflammatory cytokine involved in rheumatoid arthritis pathogenesis) antagonist at 24 weeks, but failed to demonstrate statistical significance in comparison to placebo at 24 weeks. As a result, AstraZeneca decided not to proceed. Rigel Pharmaceuticals subsequently chose to develop Tavalisse for immune thrombocytopenia instead, for which it was approved by the FDA in 2018 and the EMA in 2020.

Tavalisse was also in trials for B-cell lymphoma and T-cell lymphoma. It demonstrated some clinical efficacy in diffused large B-cell lymphoma patients with an ORR of 22%. Entospletinib has features of high potency and good selectivity toward kinases. However, entospletinib shows some inhibition of the CYP3A4, CYP2D6, and CYP1A2 enzymes involved in the metabolism of certain drugs, and therefore their inhibition could increase the risk of drug-to-drug interaction when used in combined therapy. It is no longer in development.

There are competitors of different modalities also targeted ITP. They include rilzabrutinib (a BTK inhibitor, filed NDA for ITP in China in 2024), and efgartigimod (a human IgG1 antibody Fc fragment, which has been approved in Japan for ITP in 2024), as well as other marketed TPO/TPO-RA agents including eltrombopag (which has been approved for ITP in U.S., E.U. and China in 2015, 2016 and 2017, respectively), avatrombopag (which has been approved for ITP in U.S., E.U. and China in 2019, 2021 and 2024 respectively), hetrombopag (which has been approved for ITP in China in 2021) and romiplostim (which has been approved for ITP in U.S., E.U. and China in 2008, 2009 and 2022 respectively).

Tazemetostat

The most common treatments for follicular lymphoma are chemotherapies, usually combined with the monoclonal antibody Rituxan, or Gazyva, which is an antibody that acts against the same target as Rituxan, CD20. While Rituxan and a number of other widely used anti-cancer agents are labeled broadly for follicular lymphoma, no therapies are approved specifically for the treatment of tumors associated with EZH2 activating mutations. There are a number of companies currently evaluating investigational agents in the relapsed and refractory follicular lymphoma patient setting.

For FL, in the U.S., apart from chemotherapies, CD20 mAb, lenalidomide, CD20/CD47 and CD20/CD3 BsAb, CD19 CAR-T, BTK, PI3Kδ and PI3Kα/δ medicines have been approved or in advanced development. Lenalidomide was approved for 2L FL. CD20 mAb includes 1) rituximab and rituximab+hyaluronidase approved for 1L CD20+, maintenance post 1L and 2L r/r CD20+ settings and 2) obinutuzumab approved in 1L and 2L r/r settings. CD20/CD3 BsAb includes 1) mosunetuzumab approved for ≥3L FL, 2) epcoritamab approved for ≥3L FL and 3) odronextamab under review for ≥3L. CD19 CAR-T includes 1) axicabtagene was approved for ≥3L FL, 2) tisagenlecleucel approved for ≥3L FL and 3) lisocabtagene approved for ≥3L FL. BTK zanubrutinib was approved for ≥3L r/r FL. PI3Kα/δ copanlisib was approved for ≥3L r/r FL, but subsequently withdrawn. PI3Kδ parsaclisib was filed for ≥3L FL, but subsequently withdrawn.

For FL, in China, CD20 mAb MIL62 is in Phase III 2L r/r FL; CD20/CD47 BsAb amulirafusp alfa has readout Phase I/II data in ≥2L settings. BTK zanubrutinib was approved for ≥3L r/r FL. PI3Kα/δ includes 1) linperlisib approved for ≥3L r/r FL, 2) copanlisib approved for ≥3L r/r FL and 3) gilmelisib filed for ≥3L r/r FL, but subsequently withdrawn. PI3Kδ parsaclisib was filed for ≥3L r/r FL, but subsequently withdrawn.

For epithelioid sarcoma specifically, other than tazemetostat, there are no therapies which have been approved. Epithelioid sarcoma, an INI1-negative tumor, is typically treated with surgical resection when it presents as localized disease. When epithelioid sarcoma recurs or metastasizes, it may be treated with systemic chemotherapy or investigational agents because, other than tazemetostat, there are no approved systemic therapies specifically indicated for this disease. To the best of our knowledge there are no competitive products in development specifically for epithelioid sarcoma. However, we are aware of several clinical trials run by competitors that recruit patients with soft tissue sarcoma, which is inclusive of epithelioid sarcoma.

Fanregratinib (HMPL-453)

In China, two FGFR inhibitors have been approved. Pemigatinib (IBI375) is an FGFR1/2/3 inhibitor approved for 2L BTC with FGFR2 fusion/rearrangement in March 2022. Erdafitinib (JNJ493) was approved for ≥2L UC with FGFR3 alterations post-PD1/L1 in January 2025. Fexagratinib (ABSK091, AZD4547), a pan-FGFR inhibitor, is in a Phase II study for ≥2L UC with FGFR2/3 alterations since September 2022. Irpagratinib (ABSK011), a FGFR2/3 inhibitor, read out data from a Phase II study for FGF19+ HCC at ESMO GI 2024. ABSK061 is in a Phase II study for solid tumors with FGFR2/3 alterations since November 2024. Gunagratinib (ICP192) is in a Phase II study for IHCC with FGFR2 fusion/rearrangement since November 2022. Other FGFR inhibitors which commenced Phase I studies in China in 2023 or later include KNT0916 (March 2025), BG-C137 (January 2025), FH2001 (November 2024), ALK201 (October 2024), 3HP-2827 (June 2024), JK0564 (November 2023), ABSK121 (June 2023), RG002 (March 2023), SYHX2005 (March 2023) and BB102 (January 2023).

In the U.S., three FGFR inhibitors have been approved. Pemigatinib (IBI375) is an FGFR1/2/3 inhibitor approved for 2L BTC with FGFR2 fusion/rearrangement in April 2020 and r/r MLN with FGFR1 rearrangement in August 2022. Futibatinib (TAS120) is an FGFR1/2/3/4 inhibitor approved for 2L IHCC with FGFR2 fusion/rearrangement in September 2022. Erdafitinib (JNJ493) is an FGFR1/2/3/4 inhibitor approved for ≥2L UC with FGFR3 alterations post PD1/L1 in January 2024. Tasurgratinib (E7090, FGFR1/2/3) was only approved in Japan for 2L BTC with FGFR2 fusion/rearrangement in September 2024. Bemarituzumab (FPA144), an FGFR2b inhibitor, completed recruitment of two Phase III studies for 1L GC with FGFR2b overexpression in July 2024 and November 2024, respectively. TYRA300 plans to start a Phase II study for achondroplasia with open growth plates in March 2025. Other FGFR inhibitors which commenced Phase I studies outside China in 2023 or later include LOXO435 (ASCO GU 2025 readout), lirafugratinib (RLY4008, December 2023 readout), BHV1530 (March 2025), CGT4859 (January 2025) and TYRA200 (December 2023).

FDA withdrew the approval of Infigratinib, an FGFR1/2/3 inhibitor for 2L BTC with FGFR2 gene fusion/ rearrangement (May 2024). Derazantinib (ARQ087), a FGFR1/2/3 inhibitor, terminated its licensing agreement with partner in June 2022, after data readout from a Phase II study for 2L FGFR2+ IHCC. There are also drug candidates targeting multiple kinase pathways, with FGFR being one of the targets, but not necessarily listed here.

Ranosidenib (HMPL-306)

In China, one IDH inhibitor has been approved. Ivosidenib (AG120) is an IDH1 inhibitor approved for 1/2L mIDH1 AML in January 2022. TQB3454 is an IDH1 inhibitor in a Phase III study for 2L mIDH1 BTC since September 2023. MT001 is an IDH1 inhibitor in Phase I study (January 2024) in China.

In the U.S., four IDH inhibitors have been approved. Enasidenib (AG221) is an IDH2 inhibitor approved for ≥2L r/r mIDH2 acute AML in August 2017. Ivosidenib (AG120) is an IDH1 inhibitor approved for 2L & 1L mIDH1 AML (in July 2018 and May 2019, respectively), for 2L mIDH1 BTC (in August 2021) and for r/r mIDH1 MDS (in October 2023). Olutasidenib (FT2101) is an IDH1 inhibitor approved for r/r mIDH1 AML (in December 2022). Vorasidenib (AGI881) is an IDH1/2 inhibitor approved for mIDH1/2 Grade 2 astrocytoma or oligodendroglioma in August 2024. Safusidenib (AB218, DS1001) is an IDH1 inhibitor in a Phase II study for mIDH1 glioma since June 2023. LY3410738 is an IDH1/2 inhibitor in Phase I study (AACR 2023 readout) outside China.

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HMPL-760

In China, five BTK inhibitors have been approved. Ibrutinib was approved for ≥2L MCL in August 2017, CLL/SLL in August 2017 and WM in November 2018. Zanubrutinib (BGB3111) was approved for ≥2L MCL in June 2020, CLL/SLL in June 2020, WM in April 2023 and ≥3L r/r FL in May 2024. Orelabrutinib (ICP022) was approved for ≥2L r/r CLL/SLL in December 2020, ≥2L r/r MCL in December 2020 and ≥2L r/r/ MZL in April 2023. Acalabrutinib (ACP196) was approved for 2L MCL in March 2023 and 2L CLL/SLL in August 2023. Pirtobrutinib (LOXO305) was approved for ≥3L r/r MCL post-BTK in October 2024.

Rilzabrutinib (PRN1008) filed NDA for ITP in December 2024. Remibrutinib (LOU064) filed NDA for chronic spontaneous urticaria in February 2025. BGB-16673, a BTK degrader, plans to start a Phase III study for 3L CLL post-BTK and BCL2 in April 2025. Rocbrutinib (LP168) completed a Phase II study for r/r MCL post-BTK in December 2024. HWH486 is in Phase II study for chronic spontaneous urticaria since December 2023. DZD8586, a LYN/BTK inhibitor, is in Phase II studies for r/r DLBCL since March 2024 and for r/r CLL/SLL since April 2024. TQB3702 is in Phase II study for B-cell lymphoma since November 2024 and plans to start a Phase II study in SLE in March 2025. Other BTK inhibitors which commenced Phase I studies in China in 2023 or later include HBW3220 (ASCO 2024 readout), HZ-A-018 (ASH 2024 readout), beceltinib (CX1440 ASH 2024 readout), TT01488 (ASH 2024 readout), XS04 (January 2025), TM471-1 (November 2024), HZ-Q1070 (April 2024), JDB175 (July 2023) and LC004 (April 2023).

In the U.S., four BTK inhibitors have been approved. Ibrutinib was approved for CLL/SLL (in July 2014), CLL/SLL with 17p deletion (in July 2014), WM (in January 2015) and 2L cGVHD (in August 2017). Acalabrutinib (ACP196) was approved for 1/2L MCL (in October 2017) and CLL/SLL (in November 2019). Zanubrutinib (BGB3111) was approved for ≥2L MCL (in November 2019), WM (in August 2021), ≥2L r/r MZL post-CD20 (in September 2021), CLL/SLL (in January 2023) and ≥3L r/r FL (in March 2024). Pirtobrutinib (LOXO305) was approved for ≥3L r/r MCL post-BTK in January 2023 and ≥3L CLL/SLL post-BTK and BCL-2 in December 2023. Tirabrutinib (ONO4059) was approved only in Japan for r/r primary central nervous system lymphoma in March 2020, WM and lymphoplasmacytic lymphoma in August 2020.

Tolebrutinib filed NDA for non-relapsing secondary progressive MS in October 2024. Rilzabrutinib (PRN1008) filed NDA for ITP in November 2024. Remibrutinib (LOU064) read out data from Phase III study for chronic spontaneous urticaria at AAAAI 2025, pending U.S. NDA filing. It is also in Phase III studies for relapsing remitting MS since December 2021, generalized myasthenia gravis since February 2025, and hidradenitis suppurativa since March 2025. Nemtabrutinib (MK1026) is in Phase III studies for 1L CLL/SLL since December 2023 and for 2L r/r CLL/SLL since August 2023. Fenebrutinib (GDC0853) is in Phase III studies for primary progressive MS since October 2020 and in relapsing MS since March 2021. TL925 read out data from a Phase II study for dry eye disease at ARVO 2024 and is in another Phase II study for allergic conjunctivitis since October 2023. BIIB091 is in a Phase II study for relapsing MS since July 2023. Other BTK inhibitors which commenced Phase I studies outside China in 2023 or later include docibrutinib (AS1763 ASH 2024 readout), UBIX303 (February 2025), DWP212525 (December 2024), AC0676 (June 2023) and ABBV101 (June 2023). Evobrutinib failed in Phase III studies for relapsing MS in December 2023.

HMPL-295

In China, there are no ERK inhibitors approved. ERK inhibitors which commenced Phase I studies in China in 2023 or later include JSI1187 (ASCO 2024 readout), IPN01194 (in April 2024) and D3S-002 (in January 2024) and. In the U.S., there are no ERK inhibitors approved. Temuterkib (LY3214996) read out data from its Phase II study for cancers with BRAF, RAS, NF1, MP2K1/2 and other MAPK alterations at ASCO 2023. ERAS007 (ASN007) readout data from its Phase I/II study for GI malignancies at ASCO 2024. Ulixertinib is in Phase II study for histiocytosis since May 2024.

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HMPL-415

In China, there are no SHP2 inhibitors approved. JAB3122 is in a Phase III study for 1L KRAS G12C mutated NSCLC since August 2024. GH21 is in a Phase II study for 2L solid tumors since March 2024, a Phase I/II study for 2L EGFRm NSCLC since March 2024 and a Phase I/II study for 1/2/3L KRAS G12C mutated solid tumors, including NSCLC since July 2024. Other SHP2 inhibitors which commenced Phase I studies in China in 2023 or later include BR790 (in February 2023). In the U.S., there are no SHP2 inhibitors approved. SHP2 inhibitors which commenced Phase I studies outside China in 2023 or later include batoprotafib (TNO155, ESMO TAT 2024 readout) and MK0472 (in July 2023). BBP398 terminated its licensing agreement with partner in June 2024. Vociprotafib (RMC4630) terminated its licensing agreement with partner in December 2022.

HMPL-653

In China, there are no CSF-1R inhibitors approved. Pexidartinib (PLX3397) filed for approval in January 2025. Simmitinib (SYHA1817), which also targets FGFR and VEGFR2, is in a Phase III study for 2L ESCC since September 2024. Pimicotinib (ABSK021) is in a Phase III study for TGCT since April 2023. SYHA1813, which also targets VEGFR, is in a Phase II study for meningioma since December 2024 and another Phase Ib/II study for solid tumors since November 2024. Narazaciclib (HX301), which also targets CDK4/6, FLT3 and ARK5, is in a Phase II study for glioma. Other CSF-1R inhibitors which commenced Phase I studies in China in 2023 or later include C019199 (ASCO 2024 readout) and TR64 (in January 2023).

In the U.S., pexidartinib (PLX3397) and vimseltinib (DCC3014) were approved for TGCT in August 2019 and February 2025, respectively. Axatilimab (SNDX6352) was approved for 3L cGVHD in August 2024. Emactuzumab (RC7155) is in a Phase III study for TGCT since October 2024. Seralutinib (GB002, PK10571), which also targets PDGFR and KIT, is in a Phase III study for pulmonary arterial hypertension since December 2023. AMG820 (AMB05X) completed a Phase II study for TGCT in June 2024. Cabiralizumab (FPA008) missed primary end point in a Phase II study for pancreatic cancer. There are drug candidates targeting multiple kinase pathways, with CSF-1R being one of the targets, but not necessarily listed here.

HMPL-A83

In China, there are no approved CD47 inhibitors. Ligufalimab (AK117) is in a Phase III study for 1L recurrent or metastatic HNSCC since October 2024. Timdarpacept (IMM01) is in a Phase III study for PD1-refractory CHL since July 2024 and another Phase III study for 1L chronic myelomonocytic leukemia since November 2024. JMT601, a CD47/CD20 BsAb, is in a Phase II study for CD20+ DLBCL since November 2024. 6MW3211, a CD47/PDL1 BsAb, is in a Phase II study for PD1/L1-failed NSCLC and ES-SCLC since August 2022, and another Phase II study for ≥2L ccRCC since August 2022. HX009, a CD47/PL1 BsAB, is in a Phase II study for BTC and melanoma since January 2025. Other CD47 inhibitors which commenced Phase I studies in China in 2023 or later include IMM2520 (ESMO 2024 readout), BAT7104 (LPI December 2024), HCB101 (March 2025), HX044 (January 2025), amulirafusp alfa (December 2024), TQB2928 (October 2024), peluntamig (PT217, September 2024), spevatamig (PT886, July 2024), D3L001 (February 2024), AK132 (January 2024), SG1906 (May 2023) and BC007 (April 2023). Lemzoparlimab (TJC4) stopped its Phase III study in 1L MDS in December 2024.

In the U.S., there are no approved CD47 inhibitors. Evorpacept (ALX148) read out data from a Phase II/III study for 2/3L HER2+ GC at ASCO GI 2025. DSP107, CD47/4-1BB fusion protein, read out data from Phase II study for MSS CRC at ESMO GI 2024. Other CD47 inhibitors which commenced Phase I studies outside China in 2023 or later include BRB002 (January 2025 readout), peluntamig (PT217, September 2023) and spevatamig (PT886, March 2023). Magrolimab (Hu5F9-G4, GS4721) stopped its Phase III studies in 1L MDS in July 2023, 1L TP53 mutant AML in September 2023 and 1L AML not eligible for chemotherapy in February 2024. Maplirpacept (TTI622) stopped its Phase II study for platinum-resistant OC but continues its Phase Ib/II study for r/r DLBCL since August 2023. Ontorpacept (TTI621) stopped its Phase II study for leiomyosarcoma in July 2024.

HMPL-506

In China, there are no approved menin inhibitors. BN104 read out data from a Phase I/II study for r/r acute leukemia with KMT2A rearrangement or NPM1 mutation at 2024 ASH. In the U.S., one menin inhibitor was approved. Revumenib (SNDX5613) was approved for r/r acute leukemia with KMT2A translocation in November 2024. Bleximenib (JNJ6617) plans to start a Phase III study for 1L AML with KMT2A rearrangement or NPM1 mutation in May 2025. Icovamenib (AO001) read out data from a Phase II study for Type 2 Diabetes in December 2024 and is in another Phase II study for Type 1 Diabetes since December 2023. Other menin inhibitors which commenced Phase I studies outside China in 2023 or later include enzomenib (DSP5336 ASH 2024 readout), ziftomenib (KO539 ASH 2024 readout) and balamenib (ZE63-0302, April 2024).

Other Ventures Competition

For our Distribution Business, which provides logistics services, distributes and markets prescription drugs in China, sales were made directly to hospitals and clinics, with the remaining sales being made through other distributors. Major competing distributors include Shanghai Pharmaceuticals Holding Co., Ltd., China Resources Pharmaceutical Group Limited, Jointown Pharmaceutical Group Co., Ltd. and Chongqing Pharmaceutical Group Co., Ltd.

Our Other Ventures operations which focus on prescription drugs compete in the pharmaceutical industry in China, which is highly competitive and is characterized by a number of established, large pharmaceutical companies, as well as some smaller emerging pharmaceutical companies. This business faces competition from other pharmaceutical companies in China engaged in the development, production, marketing or sales of prescription drugs, in particular cardiovascular drugs.

The barrier to entry for the PRC pharmaceutical industry primarily relates to regulatory requirements in connection with the production of pharmaceutical products and new product launches. The identities of the key competitors with respect to our prescription drugs business vary by product, and, in certain cases, different competitors that have greater financial resources than us may elect to focus these resources on developing, importing or in-licensing and marketing products in the PRC that are substitutes for our products and may have broader sales and marketing infrastructure with which to do so.

We believe that we compete primarily on the basis of brand recognition, pricing, sales network, promotion activities, product efficacy, safety and reliability. We believe our Other Ventures' continued success will depend on our business's capability to: maintain profitability of its products, obtain and maintain regulatory approvals, develop drug candidates with market potential, maintain an efficient operational model, apply technologies to production lines, attract and retain talented personnel, maintain high quality standards, and effectively market and promote the products sold by our prescription drugs business.

Patents and Other Intellectual Property

Our commercial success depends in part on our ability to obtain and maintain proprietary or intellectual property protection for our Oncology/Immunology drugs and drug candidates, our Other Ventures' products and other know-how. Our policy is to seek to protect our proprietary and intellectual property position by, among other methods, filing patent applications in various jurisdictions related to our proprietary technology, inventions and improvements that are important to the development and implementation of our business, enforcing our patents including any patent that have been issued or may be issued that forms part of our patent portfolios, and operating without intentionally infringing valid and enforceable patent and proprietary rights of other parties. We also rely on trade secrets, know-how, continuing technological innovation, in-licensing and out-licensing opportunities to develop and strengthen our proprietary and intellectual property position.

Patents

We and our joint ventures file patent applications directed to our Oncology/Immunology drugs and drug candidates and our Other Ventures' products in an effort to establish intellectual property positions with regard to new small molecule compounds and/or biologics, their compositions as well as their medical uses in the treatment of diseases. In relation to our Oncology/Immunology operations, we also file patent applications directed to crystalline forms, formulations, processes, key intermediates, and secondary uses as clinical trials for our drugs and drug candidates evolve. We file such patent applications and pursue additional patent protection in major market jurisdictions, including but not limited to China, the United States, Europe, Japan, Canada, South Korea, Russia, Australia, and Brazil.

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Our Oncology/Immunology Patents

As of December 31, 2024, we had 295 issued patents, including 29 PRC patents, 29 U.S. patents and 12 European patents, 347 patent applications pending in the above major jurisdictions, and 7 pending PCT patent applications relating to the drugs and drug candidates of our Oncology/Immunology operations. The intellectual property portfolios for our drugs and most advanced drug candidates are summarized below. With respect to most of the pending patent applications covering our drug candidates, prosecution has yet to commence. Prosecution is a lengthy process, during which the scope of the claims initially submitted for examination by the relevant patent office is often significantly narrowed by the time when they issue, if they issue at all. We expect this to be the case for our pending patent applications referred to below. With respect to any issued patents, we may be entitled to obtain a patent term extension of up to 5 years, subject to statutory and regulatory requirements to be met. For example, if and when a drug candidate receives approval by regulatory authority, such as FDA or NMPA, we can apply for a patent term extension on one of the issued patents covering the drug. In the U.S., the exact duration of the extension depends upon the time that we spend in clinical studies as well as getting approval from FDA. The expected expirations summarized below do not include any additional terms for patent term extensions.

Savolitinib—The intellectual property portfolio for savolitinib as of December 31, 2024 are summarized below:

We had a first patent family for savolitinib directed to novel small molecule compounds as well as methods of treating cancers with such compounds. In this patent family, we owned patents in various jurisdictions, including patents in China, the United States, Europe and Japan, each expiring in 2030. Based on NMPA approval of savolitinib, an application has been filed with China National Intellectual Property Administration ("CNIPA") for an extension of the Chinese patent term, which, if granted, would extend the Chinese patent term by up to five years.

We had a second patent family directed to the method for the preparation of savolitinib. In this patent family, we owned patents in various jurisdictions, including patents in China and Europe, expiring in 2039, and a patent in the United States expiring in 2041. We also had patent applications pending in this family in various jurisdictions, including a patent application in Japan, which, if issued, would have an expiration date in 2039. This patent family is co-owned by us and AstraZeneca.

Our collaboration partner AstraZeneca is responsible for maintaining and enforcing the intellectual property portfolio for savolitinib.

Fruquintinib—The intellectual property portfolio for fruquintinib as of December 31, 2024 are summarized below:

We had a first patent family for fruquintinib directed to novel small molecule compounds as well as methods of treating tumor angiogenesis-related disorders with such compounds. In this patent family, we owned patents in various jurisdictions, including patents in the United States and China expiring in 2028, and patents in Europe and Japan expiring in 2029.

We had a second patent family directed to crystalline forms of fruquintinib as well as methods of treating tumor angiogenesis-related disorders with such forms. In this patent family, we owned patents in various jurisdictions, including patents in the United States, China, Europe and Japan, each of which will expire in 2035. A Chinese patent in this family was invalidated by CNIPA in November 2024. However, an appeal against the decision has been filed with the Beijing IP Court.

We had a third patent family directed to the pharmaceutical composition of fruquintinib. In this patent family, we owned patents in various jurisdictions, including patents in China and Japan, each expiring in 2039. We also had patent applications pending in this patent family in various jurisdictions, including China, the United States, and Europe, each of which, if issued, would have an expiration date in 2039.

We also had a patent in China directed to the manufacturing process of fruquintinib.

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Based on the marketing approvals of fruquintinib in several countries/regions and applicable local patent term extension regulations, several applications have been filed with local patent offices for patent term extensions, which, if granted, would extend each of the corresponding patent terms by up to five years.

Our collaboration partner Takeda is responsible for maintains and enforcing the intellectual property portfolio for fruquintinib outside of China.

Surufatinib—The intellectual property portfolio for surufatinib as of December 31, 2024 are summarized below:

We had a first patent family for surufatinib directed to novel small molecule compounds as well as methods of treating tumor angiogenesis-related disorders with such compounds. In this patent family, we owned patent in China expiring in 2027.

We had a second patent family directed to the compound and crystalline forms of surufatinib as well as methods of treating tumor angiogenesis-related disorders with such compound and forms. In this patent family, we owned patents in various jurisdictions, including two patents in China expiring in 2029 and 2030, respectively, patent in the United States expiring in 2031, and patent in Europe expiring in 2030. Based on NMPA approval of surufatinib, an application has been filed with CNIPA for an extension of the Chinese patent term, which, if granted, would extend the Chinese patent term by up to five years.

We had a third patent family directed to the formulation of a micronized active pharmaceutical ingredient used in surufatinib as well as methods of treating tumor angiogenesis-related disorders with such formulation. In this patent family, we owned patents in various jurisdictions, including patents in China, Europe and Japan, each of which will expire in 2036.

We had a fourth patent family directed to clinical indications of surufatinib. With respect to this patent family, we had a patent in Japan expiring in 2036.

We had a fifth patent family directed to the pharmaceutical combinations of toripalimab and surufatinib. With respect to this family, we owned one patent in China expiring in 2041. We also had Chinese and Taiwan applications pending, each of which, if issued, would have an expiration date in 2041. This patent family is co-owned by us and Shanghai Junshi Biosciences Co., Ltd.

We also had other patents/patent applications in China directed to the process, the formulation, and the therapeutic combinations of surufatinib.

Sovleplenib—The intellectual property portfolio for sovleplenib as of December 31, 2024 are summarized below:

We had a first patent family directed to novel small molecule compounds as well as methods of treating cancers, inflammatory diseases, allergic diseases, cell-proliferative diseases, and immunological diseases with such compounds. In this patent family, we owned patents in various jurisdictions, including the United States, China, Europe and Japan, each of which will expire in 2032.

We had a second patent family directed to the salts of sovleplenib as well as crystalline forms thereof. In this patent family, we owned patents in various jurisdictions, including China, the United States and Japan, each of which will expire in 2038. We also had patent applications pending in this patent family in various jurisdictions, including China, the United States and Europe, each of which, if issued, would have an expiration date in 2038.

We had a third patent family directed to the pharmaceutical composition of sovleplenib. In this patent family, we had PCT and Taiwan patent applications pending, each of which, if issued, would have an expiration date in 2044.

We had a fourth patent family directed to methods of treating immune thrombocytopenia using sovleplenib. In this patent family, we had PCT and Taiwan patent applications pending, each of which, if issued, would have an expiration date in 2044.

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We had a fifth patent family directed to methods of treating warm autoimmune hemolytic anemia using sovleplenib. In this patent family, we had PCT and Taiwan patent applications pending, each of which, if issued, would have an expiration date in 2044.

We also had patent applications directed to the manufacturing process of sovleplenib.

Tazemetostat—The intellectual property portfolio for Tazemetostat is licensed from Epizyme, Inc.

We entered into a licensing agreement with Epizyme pursuant to which we obtained a co-exclusive license to develop, an exclusive license to commercialize and a co-exclusive license to manufacture tazemetostat in mainland China, Hong Kong, Taiwan and Macau for all therapeutic and palliative uses in epithelioid sarcoma, FL (2L and 3L), DLCBL and any other indications that are approved according to the terms of the licensing agreement. For more details, please see "—Our Collaborations—Epizyme."

Fanregratinib— The intellectual property portfolio for fanregratinib as of December 31, 2024 is summarized below:

We had a first patent family directed to novel small molecule compounds as well as methods of treating cancers with the compounds. In this patent family, we owned patents in various jurisdictions, including China, Europe, Japan and the United States, each of which will expire in 2034.

We had a second patent family directed to the salts of fanregratinib. In this patent family, we owned patents in various jurisdictions, including one patent in China, expiring in 2040. We also had patent applications pending in various jurisdictions, including China, the United States, Europe and Japan, each of which, if issued, would have an expiration date in 2040.

Amdizalisib—The intellectual property portfolio for amdizalisib as of December 31, 2024 are summarized below:

We had a first patent family directed to novel small molecule compounds as well as uses of such compounds. In this patent family, we owned patents in various jurisdictions, including the United States, Europe, China and Japan, each of which will expire in 2035.

We had a second patent family directed to crystalline forms of amdizalisib. In this patent family, we had patents in various jurisdictions, including the United States expiring in 2039. We also had patent applications pending in this family in various jurisdictions, including China, Europe and Japan, each of which, if issued, would have an expiration date in 2039.

We also had patents/patent applications directed to the manufacturing process of amdizalisib.

Ranosidenib— The intellectual property portfolio for ranosidenib as of December 31, 2024 is summarized below:

We had a patent family directed to novel small molecule compounds as well as methods of treating cancers with the compounds. In this patent family, we owned patents in various jurisdictions, including China, the United States and Japan, each of which will expire in 2038. We also had patent applications pending in this patent family in various other jurisdictions, including China, the United States, Europe and Japan, each of which, if issued, would have an expiration date in 2038.

HMPL-760—The intellectual property portfolio for HMPL-760 as of December 31, 2024 is summarized below:

We had a patent family directed to novel small molecule compounds as well as methods of treating cancers, inflammatory diseases or auto-immune diseases with such compounds. In this family, we owned patents in the United States, each of which will expire in 2041. We also had patent applications pending in this patent family in various jurisdictions, including China, the United States, Europe and Japan, each of which, if issued, would have an expiration date in 2041.

We also had patent applications directed to the method of preparing intermediates used in the manufacturing process of HMPL-760.

HMPL-295—The intellectual property portfolio for HMPL-295 as of December 31, 2024 is summarized below:

We had a patent family directed to novel small molecule compounds as well as methods of treating cancers or auto-immune diseases with such compounds. In this patent family, we owned patents in various jurisdictions, including a patent in China, each expiring in 2040. We also had patent applications pending in various jurisdictions, including China, the United States, Europe and Japan, each of which, if issued, would have an expiration date in 2040.

HMPL-653—The intellectual property portfolio for HMPL-653 as of December 31, 2024 is summarized below:

We had a patent family directed to novel small molecule compounds as well as methods of treating cancers, inflammatory diseases or auto-immune diseases with such compounds. In this patent family, we owned patents in various jurisdictions, including one patent in China, expiring in 2041. We also had patent applications pending in various jurisdictions, including China, the United States, Europe and Japan, each of which, if issued, would have an expiration date in 2041.

HMPL-A83—The intellectual property portfolio for HMPL-A83 as of December 31, 2024 is summarized below:

We had a first patent family directed to novel anti-CD47 antibodies as well as methods of treating cancers with such antibodies. In this patent family, we had patent applications pending in various jurisdictions, including China, the United States, Europe and Japan, each of which, if issued, would have an expiration date in 2041.

We had a second patent family directed to the formulation of HMPL-A83. In this patent family, we had patent applications pending in China, which, if issued, would have an expiration date in 2042.

HMPL-415—The intellectual property portfolio for HMPL-415 as of December 31, 2024 is summarized below:

We had a patent family directed to novel small molecule compounds as well as methods of treating cancers, Noonan Syndrome and LEOPARD Syndrome with such compounds. In this patent family, we had patent applications pending in various jurisdictions, including China, the United States, Europe and Japan, each of which, if issued, would have an expiration date in 2042.

HMPL-506—The intellectual property portfolio for HMPL-506 as of December 31, 2024 is summarized below:

We had a patent family directed to novel small molecule compounds as well as methods of treating cancers with such compounds. In this patent family, we had PCT, Argentina and Taiwan patent applications pending, each of which, if issued, would have an expiration date in 2043.

Other Ventures Patents

As of December 31, 2024, our joint venture Shanghai Hutchison Pharmaceuticals had (i) 86 patents in China, (ii) three patents in Canada, one patent in the U.S. and one patent in Japan granted under the Patent Cooperation Treaty, and (iii) 49 pending Chinese patent applications and 11 patent applications under the Patent Cooperation Treaty, among them, two of which were filed in China, including patents for its key prescription products described below.

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She Xiang Bao Xin Pills. As of December 31, 2024, Shanghai Hutchison Pharmaceuticals held an invention patent in China directed to the formulation of the She Xiang Bao Xin pill. Under PRC law, invention patents are granted for new technical innovations with respect to products or processes. Invention patents in China have a maximum term of 20 years. This patent will expire in 2029. The "Confidential State Secret Technology" status protection on the She Xiang Bao Xin pill technology held by Shanghai Hutchison Pharmaceuticals, as certified by China's Ministry of Science and Technology and State Secrecy Bureau, is currently active.

Danning Tablets. As of December 31, 2024, Shanghai Hutchison Pharmaceuticals also held an invention patent in China directed to the formulation of the Danning tablet. This patent will expire in 2027.

Patent Term

The term of a patent depends upon the laws of the country in which it is issued. In most jurisdictions, a patent term is 20 years from the earliest filing date of a non-provisional patent application. In the United States, a patent's term may be lengthened in some cases by patent term adjustment, which compensates a patentee for administrative delays by the USPTO in excess of a patent applicant's own delays during the prosecution process, or may be shortened if a patent is terminally disclaimed over an earlier filed, commonly owned patent. In addition, the term of a patent that covers a drug or biological product may also be eligible for patent term extension when FDA approval is granted, provided statutory and regulatory requirements are met. However, the extension shall not exceed five years and the resulting total effective patent term shall not exceed 14 years from the FDA approval. In the future, if and when our drug candidates receive approval by the FDA or other regulatory authorities, we expect to apply for patent term extensions on issued patents covering those drugs, depending upon the length of the clinical trials for each drug and other factors. In China, the amended PRC Patent Law provides for both patent term adjustment and patent term extension, similar to the United States. There can be no assurance that any of our pending patent applications will be issued or that we will benefit from any patent term extension.

Similar extensions as compensation for regulatory delays are available in certain foreign jurisdictions. The actual protection afforded by a patent varies on a claim by claim and country by country basis an depends upon many factors, including the type of patent, the scope of its coverage, the availability of any patent term extensions or adjustments, the availability of legal remedies in a particular country and the validity and enforceability of the patent.

As with other pharmaceutical companies, our or our joint ventures' ability to maintain and solidify our proprietary and intellectual property position for our drugs and drug candidates or our or their products and technologies will depend on our or our joint ventures' success in obtaining effective patent claims and enforcing those claims if granted. However, our or our joint ventures' pending patent applications and any patent applications that we or they may in the future file or license from third parties may not result in the issuance of patents. We also cannot predict the breadth of claims that may be allowed or enforced in our or our joint ventures' patents. Any issued patents that we may receive in the future may be challenged, invalidated or circumvented. For example, we cannot be certain of the priority of filing covered by pending third-party patent applications. If third parties prepare and file patent applications in the United States, China, Europe, Japan or other markets that also claim technology or therapeutics to which we or our joint ventures have rights, we or our joint ventures may have to participate in interference proceedings, which could result in substantial costs to us, even if the eventual outcome is favorable to us, which is highly unpredictable. In addition, because of the extensive time required for clinical development and regulatory review of a drug candidate we may develop, it is possible that, before any of our drug candidates can be commercialized, any related patent may expire or remain in force for only a short period following commercialization, thereby limiting protection such patent would afford the respective product and any competitive advantage such patent may provide.

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Trade Secrets

In addition to patents, we and our joint ventures rely upon unpatented trade secrets and know-how and continuing technological innovation to develop and maintain our or their competitive position. We and our joint ventures seek to protect our proprietary information, in part, by executing confidentiality agreements with our collaborators and scientific advisors, and non-competition, non-solicitation, confidentiality, and invention assignment agreements with our employees and consultants. We and our joint ventures have also executed agreements requiring assignment of inventions with selected scientific advisors and collaborators. The confidentiality agreements we and our joint ventures enter into are designed to protect our or our joint ventures' proprietary information and the agreements or clauses requiring assignment of inventions to us or our joint ventures, as applicable, are designed to grant us or our joint ventures, as applicable, ownership of technologies that are developed through our or their relationship with the respective counterpart. We cannot guarantee, however, that these agreements will afford us or our joint ventures adequate protection of our or their intellectual property and proprietary information rights.

Trademarks and Domain Names

We conduct our business using trademarks with various forms of the "Hutchison", "Chi-Med", "Hutchison China MediTech", "HUTCHMED", "Elunate", "Fruzaqla", "Sulanda", "Orpathys" and "Tazverik" brands, the logos used by HUTCHMED Limited, as well as domain names incorporating some or all of these trademarks. In April 2006, we entered into a brand license agreement (as amended and restated on June 15, 2021) with Hutchison Whampoa Enterprises Limited, an indirect wholly-owned subsidiary of CK Hutchison, pursuant to which we have been granted a non-exclusive, non-transferrable, royalty-free right to use the "Hutchison", "Hutchison China MediTech", "Chi-Med", "HUTCHMED" trademarks, domain names and other intellectual property rights owned by the CK Hutchison group in connection with the operation of our business worldwide. See "Connected Transactions" for further details. The "Elunate" and "Orpathys" trademarks are licensed to us in China by our collaboration partners Eli Lilly and AstraZeneca, respectively. The "Fruzaqla" trademark is owned by us and licensed exclusively outside of China to our collaboration partner, Takeda. The trademarks for the HUTCHMED Limited logo and "Sulanda" are owned by us. The "Tazverik" trademark is licensed to us in mainland China, Hong Kong, Taiwan and Macau by our collaboration partner Epizyme.

In addition, our joint ventures seek trademark protection for their products. As of December 31, 2024, our joint venture Shanghai Hutchison Pharmaceuticals owned a total of 21 trademarks in China and one trademark in Canada related to products sold by it. For example, the name "Shang Yao" is a registered trademark of Shanghai Hutchison Pharmaceuticals in China for certain uses including pharmaceutical preparations.

Raw Materials and Supplies

Raw materials and supplies are ordered based on our or our joint ventures' respective sales plans and reasonable order forecasts and are generally available from our or our joint ventures' own cultivation operations and various third-party suppliers in quantities adequate to meet our needs. We typically order raw materials on short-term contract or purchase order basis and do not enter into long-term dedicated capacity or minimum supply arrangements.

For our Oncology/Immunology operations, the active pharmaceutical ingredient used in our drug candidates are supplied to us from third-party vendors. Our ability to successfully develop our drug candidates, and to ultimately supply our commercial drugs in quantities sufficient to meet the market demand, depends in part on our ability to obtain the active pharmaceutical ingredients for these drugs in accordance with regulatory requirements and in sufficient quantities for commercialization and clinical testing.

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We generally aim to identify and qualify one or more manufacturers to provide such active pharmaceutical ingredients prior to submission of an NDA to the FDA and/or NMPA. We contract with two suppliers to manufacture and supply us with the active pharmaceutical ingredient for fruquintinib for commercial purposes in China and one of those suppliers is also contracted to supply us with active pharmaceutical ingredient for commercial purposes outside of China. We also contract with a single supplier to manufacture and supply us with the active pharmaceutical ingredient for surufatinib for commercial purposes. We contracted with a single supplier to provide active pharmaceutical ingredient and finished product for savolitinib and are in the process of engaging a second supplier of the active pharmaceutical ingredient for our products including savolitinib, surufatinib and sovleplenib. We manage the risk of price fluctuations and supply disruptions of active pharmaceutical ingredients by purchasing them in bulk quantities as these ingredients have a relatively long shelf life. Other than the foregoing, we do not currently have arrangements in place for a contingent or second-source supply of the active pharmaceutical ingredients for fruquintinib outside of China, surufatinib or savolitinib. In the event any of our current suppliers of such active pharmaceutical ingredients or finished product cease their operations for any reason, which may lead to an interruption in our production and operations. However, to date, while we have experienced price fluctuations associated with our raw materials, we have not experienced any material disruptions in the supply of the active pharmaceutical ingredients or the other raw materials we and our joint venture partners use. See Item 3.D. "Risk Factors—Certain of our joint ventures' principal products involve the cultivation or sourcing of key raw materials including botanical products, and any quality control or supply failure or price fluctuations could adversely affect our ability to manufacture our products and/or could materially and adversely affect our operating results."

Quality Control and Assurance

We have our own independent quality control system and devote significant attention to quality control for the designing, manufacturing and testing of our products. We have established a strict quality control system in accordance with the NMPA regulations. Our laboratories fully comply with the Chinese manufacturing guidelines and are staffed with highly educated and skilled technicians to ensure quality of all batches of product release. We monitor in real time our operations throughout the entire production process, from inspection of raw and auxiliary materials, manufacture, delivery of finished products, clinical testing at hospitals, to ethical sales tactics. Our quality assurance team is also responsible for ensuring that we are in compliance with all applicable regulations, standards and internal policies. Our senior management team is actively involved in setting quality policies and managing internal and external quality performance of our company and our joint venture Shanghai Hutchison Pharmaceuticals.

Customers and Suppliers

For the years ended December 31, 2022, 2023 and 2024, we generated revenue of $185.0 million, $538.0 million and $329.2 million from our five largest customers, respectively. For the years ended December 31, 2022, 2023 and 2024, revenue from our five largest customers represented approximately 43%, 64% and 52% of our total revenue, respectively, and revenue from our largest customer in those periods represented approximately 16%, 42% and 28% of our revenue in the same periods, respectively. Save for Sinopharm, our five largest customers were independent third parties and none of our directors or their close associates or, to the knowledge of our directors, any shareholders who owned more than 5% of our issued ordinary shares had any interest in any of our five largest customers as of the date of the filing of this annual report.

In 2022, 2023 and 2024, Sinopharm, which jointly owns the Distribution Business with us, was one of our five largest customers. Sales to Sinopharm and/or its associates contributed 16%, 8% and 9% of our revenue in 2022, 2023 and 2024, respectively. Purchases from Sinopharm and/or its associates contributed approximately 1% of our total purchases in 2022, 2023 and less than 1% of our total purchases in 2024, respectively.

For the years ended December 31, 2022, 2023 and 2024, the total purchases from our five largest suppliers were $90.9 million, $77.1 million and $75.4 million, respectively. For the years ended December 31, 2022, 2023 and 2024, our purchases from our five largest suppliers represented less than 20% of our total purchases. All of our five largest suppliers were independent third parties and none of our directors or their close associates or, to the knowledge of our directors, any shareholder who owned more than 5% of our issued ordinary shares had any interest in any of our five largest suppliers as of the date of the filing of this annual report.

Contract Research Organizations

Although we or our collaboration partners design the clinical trials for our drug candidates, CROs conduct most of the clinical trials. Our agreements with CROs are usually structured as master service agreements which set out the services to be performed, payment schedule, term and confirmation that all intellectual rights arising out of or made in performance of the services are owned by us. We and our collaboration partners work with major global and Chinese CROs.

Certificates and Permits

The following sets forth the material certificates and/or permits that we have obtained for our operations in China. We have received all material certificates and permits that are, or may be, required for our operations in China. No material certificate, permission or approval for our operations has been denied by relevant authorities in China. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, filings or approvals for our products and business operations in China in the future, and may not be able to maintain or renew our current licenses, permits, filings or approvals. In addition, rules and regulations in China can change quickly with little advance notice. Uncertainties due to evolving laws and regulations could impede the ability of an issuer with significant operations in China, such as us, to obtain or maintain certificates, permits or licenses required to conduct business in China. In the absence of required certificates, permits or licenses, governmental authorities could impose material sanctions or penalties on us.

HUTCHMED (Suzhou) Limited holds a pharmaceutical manufacturing permit issued by its local regulatory authority expiring on September 13, 2025, and we will renew it before its expiration. It also complies with applicable GMP standards.

Our Distribution Business holds a pharmaceutical trading license issued by its local regulatory authority expiring on May 26, 2029.

Shanghai Hutchison Pharmaceuticals holds a pharmaceutical manufacturing permit from its local regulatory authorities expiring on December 31, 2025. We will renew it before its expiration.

Shanghai Shangyao Hutchison Whampoa GSP Company Limited, a subsidiary of Shanghai Hutchison Pharmaceuticals, holds a pharmaceutical trading license from its local regulatory authority expiring on October 11, 2029.

Regulations

This section sets forth a summary of the most significant rules and regulations affecting our business activities in China and the United States.

Government Regulation of Pharmaceutical Product Development and Approval

PRC Regulation of Pharmaceutical Product Development and Approval

Since China's entry to the World Trade Organization in 2001, the PRC government has made significant efforts to standardize regulations, develop its pharmaceutical regulatory system and strengthen intellectual property protection.

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In the PRC, the NMPA is the authority that monitors and supervises the administration of pharmaceutical products and medical appliances and equipment as well as cosmetics. The NMPA's predecessor, the State Drug Administration ("SDA"), was established on August 19, 1998 as an organization under the State Council to assume the responsibilities previously handled by the Ministry of Health of the PRC ("MOH"), the State Pharmaceutical Administration Bureau of the PRC and the State Administration of Traditional Chinese Medicine of the PRC. The SDA was replaced by the State Food and Drug Administration ("SFDA"), in March 2003 and was later reorganized into the China Food and Drug Administration ("CFDA"), in March 2013. On March 17, 2018, the First Session of the Thirteenth National People's Congress approved the State Council Institutional Reform Proposal, according to which the duties of the CFDA were consolidated into the State Administration for Market Regulation ("SAMR"), and the NMPA was established under the management and supervision of the SAMR.

The primary responsibilities of the NMPA include:

- monitoring and supervising the administration of pharmaceutical products, medical appliances and equipment as well as cosmetics in the PRC;

- formulating administrative rules and policies concerning the supervision and administration of cosmetics and the pharmaceutical industry; evaluating, registering and approving of new drugs, generic drugs, imported drugs and traditional Chinese medicine;

- undertaking the standard, registration, quality and post marketing risk management of pharmaceutical products, medical appliances and equipment as well as cosmetics; and

- examining, evaluating and supervising the safety of pharmaceutical products, medical appliances and equipment as well as that of cosmetics.

The MOH is an authority at the ministerial level under the State Council and is primarily responsible for national public health. Following the establishment of the SFDA in 2003, the MOH was put in charge of the overall administration of national health in the PRC excluding the pharmaceutical industry. In March 2008, the State Council placed the SFDA under the management and supervision of the MOH. The MOH performs a variety of tasks in relation to the health industry such as establishing social medical institutes and producing professional codes of ethics for public medical personnel. The MOH is also responsible for overseas affairs, such as dealings with overseas companies and governments. In 2013, the MOH and the National Population and Family Planning Commission were integrated into the National Health and Family Planning Commission of the PRC ("NHFPC"). On March 17, 2018, the First Session of the Thirteenth National People's Congress approved the State Council Institutional Reform Proposal, according to which the responsibilities of NHFPC and certain other governmental authorities are consolidated into the NHC, and the NHFPC shall no longer be maintained. The responsibilities of the NHC include organizing the formulation of national drug policies, the national essential medicine system and the National Essential Medicines List and drafting the administrative rules for the procurement, distribution and use of national essential medicines.

The NHSA, established in May 2018, is directly under the State Council and is responsible for the management of the healthcare security system. It is primarily responsible for drafting and implementing policies and standards on medical insurance, maternity insurance and medical assistance; supervising and administering the healthcare security funds; formulating a uniform medical insurance catalogue and payment standards on drugs, medical disposables and healthcare services; and formulating bidding procurement policies for drugs and medical consumables and supervising the implementation.

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Healthcare System Reform

The PRC government has promulgated several healthcare reform policies and regulations to reform the healthcare system. On March 17, 2009, the Central Committee of the PRC Communist Party and the State Council jointly issued the Guidelines on Strengthening the Reform of Healthcare System. On March 18, 2009, the State Council issued the Implementation Plan for the Recent Priorities of the Healthcare System Reform (2009-2011). On July 22, 2009, the General Office of the State Council issued the Five Main Tasks of Healthcare System Reform in 2009.

More recently, on May 5, 2022, the General Office of the State Council issued the Key Tasks for Deepening the Reform of the Medical and Health System in 2022 (the "**2022 PRC Health Care Reforms**").

Highlights of the 2022 PRC Health Care Reforms include the following:

- The overall objectives of the 2022 PRC Health Care Reforms are to comprehensively promote construction of a healthy China, deeply promote the experience of Sanming's medical reforms (which refers to certain medical reforms undertaken in Sanming, Fujian Province since 2012), promote the expansion and balanced distribution of high-quality medical resources, continue to promote the transition from centering on disease treatment to centering on people's health, and continue to promote solutions to lack of and cost of access to medical care.

- According to the Sanming People's Government website, the medical reforms that were undertaken in Sanming included but were not limited to (1) reforms to the personnel and salary system of public hospitals, whereby Sanming implemented target annual salaries for medical staff (being 3 times the average local salary), (2) introduction of competitive bidding processes in order to reduce the cost of medicines, and (3) integration of medical insurance management institutions to reduce coordination costs across departments. The 2022 PRC Health Care Reforms calls for promotion of Sanming's medical reform experience, including but not limited to (1) expansion of the scope of centralized procurement, whereby state and local governments in each province should strive to have a total of more than 350 common drugs purchased; (2) reform of medical service prices, whereby all provinces shall issue documents related to the establishment of a dynamic adjustment mechanism for medical service prices before the end of June 2022, and (3) reform of the personnel and salary system of public hospitals, whereby localities should be guided to make good use of staffing resources in light of their actual circumstances, and may explore the recruitment of the best external qualified professional and technical personnel via strict and standardized procedures such as open recruitment.

- The 2022 PRC Health Care Reforms also promote high-quality development in medicine and healthcare, including but not limited to (1) comprehensive and steady reform of public hospitals, whereby pilot provinces shall take the lead in exploring and reviewing reform paths of public hospitals at all levels; (2) giving a greater role to government investment incentives; (3) advancement of the national medical insurance program, such as promoting the improvement of the direct settlement of expenses of inter-provincial and remote medical treatments, and unifying the scope of drugs covered by national medical insurance across the country; (4) strengthening drug supply security, for example, by accelerating the granting of market authorization to innovative drugs of clinical value; and (5) promotion of pilot projects for the revitalization of traditional Chinese medicine. The 2022 PRC Health Care Reforms also call for (i) 35,000 general practitioners and 100,000 resident doctors (including postgraduates with a master degree) to be trained through various approaches within the year, (ii) for the enrollment of professional postgraduate students to be inclined towards areas facing skills shortages, such as general practice, pediatrics, and psychiatry, and (iii) the promotion of telemedicine services, which shall cover 95% of the country's districts and counties.

On July 21, 2023, the NHC, the NDRC, the Ministry of Finance (the "MOF"), the MOHRSS, the NHSA and the NMPA jointly issued the Key Tasks for Deepening the Reform of the Medical and Health System in the Second Half of 2023, which calls for, among others, improvement to the two-invoice system policy, strengthening and promoting the supply and use of essential medicines, additional rounds of centralized procurement of medicines and pharmaceutical consumables, and the promotion of innovation in traditional Chinese medicines and its heritage.

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Drug Administration Laws and Regulations

The PRC Drug Administration Law as promulgated by the Standing Committee of the National People's Congress in 1984 and the Implementing Measures of the PRC Drug Administration Law as promulgated by the MOH in 1989 have laid down the legal framework for the establishment of pharmaceutical manufacturing enterprises, pharmaceutical trading enterprises and for the administration of pharmaceutical products including the development and manufacturing of new drugs and medicinal preparations by medical institutions. The PRC Drug Administration Law also regulates the packaging, trademarks and the advertisements of pharmaceutical products in the PRC.

Certain revisions to the PRC Drug Administration Law took effect on December 1, 2001. They were formulated to strengthen the supervision and administration of pharmaceutical products, and to ensure the quality and the safety of pharmaceutical products for human use. The revised PRC Drug Administration Law applies to entities and individuals engaged in the development, production, trade, application, supervision and administration of pharmaceutical products. It regulates and prescribes a framework for the administration of pharmaceutical manufacturers, pharmaceutical trading companies, and medicinal preparations of medical institutions and the development, research, manufacturing, distribution, packaging, pricing and advertisements of pharmaceutical products.

The PRC Drug Administration Law was later amended on December 28, 2013 and April 24, 2015 by the Standing Committee of the National People's Congress. It provides the basic legal framework for the administration of the production and sale of pharmaceutical products in China and covers the manufacturing, distributing, packaging, pricing and advertising of pharmaceutical products.

On August 26, 2019, the Standing Committee of the National People's Congress promulgated the amended PRC Drug Administration Law, which took effect on December 1, 2019. The amendment brought a series of changes to the drug supervision and administration system, including but not limited to the clarification of the MAH system, pursuant to which the MAH shall assume responsibilities for non-clinical studies, clinical trials, manufacturing and marketing, post-marketing studies, monitoring, reporting and handling of adverse reactions of the drug. The amendment also stipulated that the PRC supports the innovation of drugs with clinical value and specific or special effects on human diseases, encourages the development of drugs with new therapeutic mechanisms and promotes the technological advancement of such drugs.

According to the PRC Drug Administration Law, no pharmaceutical products may be produced without a pharmaceutical production license. A manufacturer of pharmaceutical products must obtain a pharmaceutical production license from one of NMPA's provincial level branches in order to commence production of pharmaceuticals. Prior to granting such license, the relevant government authority will inspect the manufacturer's production facilities, and decide whether the sanitary conditions, quality assurance system, management structure and equipment within the facilities have met the required standards.

The PRC Drug Administration Implementation Regulations promulgated by the State Council took effect on September 15, 2002 and were later amended on February 6, 2016 and March 2, 2019 to provide detailed implementation regulations for the revised PRC Drug Administration Law. With respect to the latest revision of the PRC Drug Administration Law, promulgated on August 26, 2019 and effective on December 1, 2019, further amendments to the PRC Drug Administration Implementation Regulations were published by the State Council on December 6, 2024.

Examination and Approval of New Medicines

On January 22, 2020, the SAMR promulgated the Administrative Measures on the Registration of Pharmaceutical Products ("Registration Measures"), which became effective on July 1, 2020. According to the Registration Measures, an applicant who has obtained a drug registration certificate shall be a drug MAH. The approval process for medicines seeking marketing authorization mainly consists of the following steps:

- upon the completion of pharmaceutical, pharmacological and toxicological research and related activities, an application for clinical trial will be submitted to the Center for Drug Evaluation of the NMPA, or the Center for Drug Evaluation, for review. The Center for Drug Evaluation will organize pharmacists, medical personnel and other professionals to review the application for clinical trial. A decision on approval or non-approval of the application for clinical trial of drugs will be made within 60 working days from acceptance of the application, and the applicant shall be notified of the examination and approval result through the website of the Center for Drug Evaluation. If the applicant is not notified within the stipulated period, the application shall be deemed approved. The applicant who is approved to conduct clinical trial shall act as the sponsor for the clinical trial;

- if the application for clinical trial is approved, the sponsor shall, prior to conducting subsequent phases of the clinical trial, formulate a corresponding program for the clinical trial, carry out the clinical trial after the review and approval by the Ethics Committee, and submit the corresponding program for clinical trial and supporting materials on the website of the Center for Drug Evaluation. The applicant may proceed with the relevant clinical research (which is generally conducted in three phases for a new medicine under the Registration Measures) at institutions with appropriate qualification:

  - Phase I refers to the preliminary clinical trial for clinical pharmacology and body safety. It is conducted to observe the human body tolerance for new medicine and pharmacokinetics, so as to provide a basis for determining the prescription plan.

  - Phase I or II refers to the stage of preliminary evaluation of clinical effectiveness. The purpose is to preliminarily evaluate the clinical effectiveness and safety of the medicine used on patients with targeted indication, as well as to provide a basis for determining the Phase III clinical trial research plan and the volume under the prescription plan.

  - Phase III is a clinical trial stage to verify the clinical effectiveness. The purpose is to test and determine the clinical effectiveness and safety of the medicine used on patients with targeted indication, to evaluate the benefits and risks thereof and, eventually, to provide sufficient basis for review of the medicine registration application.

  - Phase IV refers to the stage of surveillance and research after the new medicines is launched. The purpose is to observe the clinical effectiveness and adverse effects of the medicine over a much larger patient population and longer time period than in Phase I to III clinical trials, and evaluate the benefits and risks when it is administered to general or special patient population in larger prescription volume;

- the sponsor shall submit a safety update report during the research and development period on the website of the NMPA on a regular basis. The safety update report during the research and development period shall be submitted once a year, and within two months of every full year after the clinical drug trial is approved. The NMPA may require the sponsor to adjust the reporting period if deemed necessary;

- after (i) completing relevant pharmaceutical, pharmacological and toxicological research, clinical drug trials, and other research supporting the marketing registration of a medicine, (ii) determining medicine quality standards, (iii) completing the verification of commercial scale manufacturing process, and (iv) making preparations for drug registration inspections, the applicant shall file the application for drug marketing authorization with the Center for Drug Evaluation;

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- the Center for Drug Evaluation will organize pharmaceutical, medical and other professionals to review accepted drug marketing authorization applications in accordance with relevant requirements;

- upon acceptance of an application for drug registration, the Center for Drug Evaluation will conduct a preliminary examination within 40 working days from acceptance of the application; if there is a need to conduct an examination of manufacturing premises for drug registration, the Center for Drug Evaluation will notify the Center for Food and Drug Inspection of the NMPA to organize an examination, provide the relevant materials required, and simultaneously notify the applicant as well as the provincial drug administrative authorities where the applicant or the manufacturing enterprise is located. The Center for Food and Drug Inspection of the NMPA shall in principle complete the examination 40 working days before expiry of the review period, and give feedback to the Center for Drug Evaluation on the status and findings etc. of the examinations; and

- if the application is approved through the comprehensive review process, the drug shall be approved for marketing and a drug registration certificate shall be issued. The drug registration certificate will state the approval number for the drug, the holder of the certificate, and information of the manufacturing enterprise. A drug registration certificate for non-prescription drugs will also state the non-prescription drug category.

Any applicant who is not satisfied with the Center for Drug Evaluation's decision to deny an application during the application of the drug registration period can appeal within 15 working days after it is notified by the Center for Drug Evaluation of such decision. Upon termination for examination and approval of the application for drug registration, if the applicant is dissatisfied with the administrative licensing decision, the applicant may apply for administrative review or file an administrative lawsuit.

In accordance with the Provisions on the Administration of Special Examination and Approval of Registration of New Drugs promulgated by the SFDA, issued and effective on January 7, 2009, an NDA that meets certain requirements as specified below will be handled with priority in the review and approval process, so-called "green-channel" approval. In addition, the applicant is entitled to provide additional materials during the review period besides those requested by the SFDA, and will have access to enhanced communication channels with the SFDA. As of the date of this annual report, the SFDA has been succeeded by the SAMR and NMPA.

Applicants for the registration of the following new drugs are entitled to request priority treatment in review and approval: (i) active ingredients and their preparations extracted from plants, animals and minerals, and newly discovered medical materials and their preparations that have not been sold in the China market, (ii) chemical drugs and their preparations and biological products that have not been approved for sale at its origin country or abroad, (iii) new drugs with obvious clinical treatment advantages for such diseases as AIDS, therioma, and rare diseases, and (iv) new drugs for diseases that have not been treated effectively. Under category (i) or (ii) above, the applicant for drug registration may apply for special examination and approval when applying for the clinical trial of new drugs; under category (iii) or (iv) above, the applicant may only apply for special examination and approval when applying for manufacturing.

In addition, on July 7, 2020, the NMPA released the Priority Review and Approval Procedures for Drug Marketing Authorizations (for Trial Implementation), which further clarified that a fast track process for drug registration will be available to the following drugs with distinctive clinical value: (i) (a) drugs in urgent clinical demand and in shortage and (b) innovative drugs and modified new drugs for prevention and treatment of serious infectious diseases, rare diseases and other diseases; (ii) new varieties, dosage forms and specifications of children's drugs that conform to children's physiological characteristics; (iii) (a) vaccines that are in urgent need for disease prevention and control and (b) innovative vaccines; (iv) drugs that have been included in the procedures for Breakthrough Therapy Designation; (v) drugs that are subject to conditional approval; and (vi) other drugs which the NMPA deems applicable. It also specified that fast track status would be given to clinical trial applications for drugs with patent expiry within three years and manufacturing authorization applications for drugs with patent expiry within one year. Concurrent applications for new drug clinical trials which are already approved in the United States or E.U. are also eligible for fast track NMPA approval.

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Drug Technology Transfer Regulations

On August 19, 2009, the SFDA promulgated the Administrative Regulations for Technology Transfer Registration of Drugs to standardize the registration process of drug technology transfer, which includes application for, and evaluation, examination, approval and monitoring of, drug technology transfer. Drug technology transfer refers to the transfer of drug production technology by the owner to a drug manufacturer and the application for drug registration by the transferee according to the provisions in the new regulations. Drug technology transfer includes new drug technology transfer and drug production technology transfer.

Conditions for the application for new drug technology transfer

Applications for new drug technology transfer may be submitted prior to the expiration date of the monitoring period of the new drugs with respect to:

- drugs with new drug certificates only; or

- drugs with new drug certificates and drug approval numbers.

For drugs with new drug certificates only and not yet in the monitoring period, or drug substances with new drug certificates, applications for new drug technology transfer should be submitted prior to the respective expiration date of the monitoring periods for each drug registration category set forth in the new regulations and after the issue date of the new drug certificates.

Conditions for the application of drug production technology transfer

Applications for drug production technology transfer may be submitted if:

- the transferor holds new drug certificates or both new drug certificates and drug approval numbers, and the monitoring period has expired or there is no monitoring period;

- with respect to drugs without new drug certificates, both the transferor and the transferee are legally qualified drug manufacturing enterprises, one of which holds over 50% of the equity interests in the other, or both of which are majority-owned subsidiaries of the same drug manufacturing enterprise;

- with respect to imported drugs with imported drug licenses, the original applicants for the imported drug registration may transfer these drugs to local drug manufacturing enterprises.

Application for, and examination and approval of, drug technology transfer

Applications for drug technology transfer should be submitted to the provincial drug administration. If the transferor and the transferee are located in different provinces, the provincial drug administration where the transferor is located should provide examination opinions. The provincial drug administration where the transferee is located is responsible for examining application materials for technology transfer and organizing inspections on the production facilities of the transferee. Medical examination institutes are responsible for testing three batches of drug samples.

The Center for Drug Evaluation should further review the application materials, provide technical evaluation opinions and form a comprehensive evaluation opinion based on the site inspection reports and the testing results of the samples. The SFDA (which, as of the date of this annual report, has been succeeded by the SAMR and NMPA) should determine whether to approve the application according to the comprehensive evaluation opinion of the Center for Drug Evaluation. An approval letter of supplementary application and a drug approval number will be issued to qualified applications. An approval letter of clinical trials will be issued when necessary. For rejected applications, a notification letter of the examination opinions will be issued with the reasons for rejection.

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Permits and Licenses for Manufacturing and Registration of Drugs

Production Licenses

To manufacture pharmaceutical products in the PRC, a pharmaceutical manufacturing enterprise must first obtain a Pharmaceutical Manufacturing Permit issued by the relevant pharmaceutical administrative authorities at the provincial level where the enterprise is located. Among other things, such a permit must set forth the permit number, the name, legal representative and registered address of the enterprise, the site and scope of production, issuing institution, date of issuance and effective period.

Each Pharmaceutical Manufacturing Permit issued to a pharmaceutical manufacturing enterprise is effective for a period of five years. The enterprise is required to apply for renewal of such permit within six months prior to its expiry and will be subject to reassessment by the issuing authorities in accordance with then prevailing legal and regulatory requirements for the purposes of such renewal.

Business Licenses

In addition to a Pharmaceutical Manufacturing permit, the manufacturing enterprise must also obtain a business license from the administrative bureau for market regulation at the local level. The name, legal representative and registered address of the enterprise specified in the business license must be identical to that set forth in the Pharmaceutical Manufacturing Permit.

Registration of Pharmaceutical Products

All pharmaceutical products that are produced in the PRC must bear a registration number issued by the NMPA, with the exception of Chinese herbs and Chinese herbal medicines in soluble form. The medicine manufacturing enterprises must obtain the medicine registration number before manufacturing any medicine.

Good Manufacturing Practices

The Guidelines on Good Manufacturing Practices, as amended in 1998 and 2010 ("Guidelines"), took effect on August 1, 1999 and set the basic standards for the manufacture of pharmaceuticals. These Guidelines cover issues such as the production facilities, the qualification of the personnel at the management level, production plant and facilities, documentation, material packaging and labeling, inspection, production management, sales and return of products and customers' complaints. On October 23, 2003, the SFDA issued the Notice on the Overall Implementation and Supervision of Accreditation of Good Manufacturing Practice Certificates for Pharmaceuticals, which required all pharmaceutical manufacturers to apply for the GMP certificates by June 30, 2004. Those enterprises that failed to obtain the GMP certificates by December 31, 2004 would have their Pharmaceutical Manufacturing Permit revoked by the drug administrative authorities at the provincial level. On October 24, 2007, the SFDA issued Evaluation Standard on Good Manufacturing Practices which became effective on January 1, 2008. On December 1, 2019, per the Announcement of the NMPA on Issues Concerning the Implementation of the PRC Drug Administration Law, GMP certificates were abolished, though manufacturers remain to be obligated to operate in accordance with the applicable requirements of the Guidelines. The Notice of the NMPA on Promulgation of the Administrative Measures for Drug Inspection (for Trial Implementation), or Trial Drug Inspection Measures, was released and effective on May 24, 2021. The Trial Drug Inspection Measures were subsequently revised on July 19, 2023. The Trial Drug Inspection Measures regulate the inspection, investigation, evidence collection and disposal and other actions carried out by medical products administrative authorities with respect to the manufacturing, distribution and use of drugs. The Trial Drug Inspection Measures stipulate that where an application for a pharmaceutical manufacturing permit is filed for the first time, on-site inspection shall be carried out in accordance with the applicable requirements of the Guidelines. Where an application for re-issuance of a pharmaceutical manufacturing permit is filed, a compliance inspection may be carried out if necessary based on the principles of risk management, taking into consideration the enterprise's compliance with the laws and regulations on drug administration, the Guidelines, and the running of quality control systems.

Marketing Authorization Holder System

In May 2016, the State Council announced the piloting of the MAH system in ten provinces in China, where the market authorization/drug license holders are no longer required to be the actual manufacturers. The MAH system will allow for more flexibilities in contract manufacturing arrangements.

Under the authorization of the Standing Committee of the National People's Congress, the State Council issued the Pilot Plan for the Drug MAH Mechanism on May 26, 2016, providing a detailed pilot plan for the MAH system in ten provinces in China. Under the MAH system, domestic drug research and development institutions and individuals in the pilot regions are eligible to be holders of drug registrations without having to become drug manufacturers. The MAHs may engage contract manufacturers for manufacturing, provided that the contract manufacturers are licensed and are also located within the pilot regions. Drugs that qualify for the MAH system include: (1) new drugs (including biological products for curative uses of Class I, Class VII and biosimilars under the Administration of Drug Registration) approved after the implementation of the MAH system; (2) generic drugs approved as Category 3 or 4 drugs under the Reform Plan for Registration Category of Chemical Medicine issued by the NMPA on March 4, 2016; (3) previously approved generics that have passed equivalence assessments against their original drugs; and (4) previously approved drugs whose licenses were held by drug manufacturers originally located within the pilot regions but have moved out of the pilot regions due to corporate mergers or other reasons.

On August 15, 2017, the CFDA issued the Circular on the Matters Relating to Promotion of the Pilot Program for the Drug MAH System, clarifying that the MAH shall be responsible for managing the whole manufacturing and marketing chain and the whole life cycle of drugs and shall assume full legal liabilities for the non-clinical drug study, clinical trials, manufacturing, marketing and distribution and adverse drug reaction monitoring. The MAH is permitted to entrust several drug manufacturers under the drug quality management system established by the MAH. The MAH shall submit a report of drug manufacturing, marketing, prescription, techniques, pharmacovigilance, quality control measures and certain other matters to the CFDA (which, as of the date of this annual report, has been succeeded by the SAMR and NMPA) within 20 working days after the end of each year.

On December 1, 2019, the latest amendment of Drug Administration Law came into effect, marking the success of the pilot work, and the MAH system has become a national system. Pursuant to the latest amendment, the legal representative and the key person-in-charge of a drug MAH shall be fully responsible for the quality of drugs.

Administrative Protection for New Drugs

The Administrative Measures Governing the Production Quality of Pharmaceutical Products ("Administrative Measures for Production"), provides detailed guidelines on practices governing the production of pharmaceutical products. A manufacturer's factory must meet certain criteria in the Administrative Measures for Production, which include: institution and staff qualifications, production premises and facilities, equipment, hygiene conditions, production management, quality controls, product operation, maintenance of sales records and manner of handling customer complaints and adverse reaction reports.

Distribution of Pharmaceutical Products

According to the PRC Drug Administration Law and its implementing regulations, and the Measures for the Supervision and Administration of Drug Quality in Operation and Usage (issued by the SAMR on September 27, 2023 and effective on January 1, 2024), an MAH may directly distribute pharmaceutical products for which drug registration certificates have been obtained, or distribute such products via a pharmaceutical distributor. Notwithstanding, an MAH can only carry out pharmaceutical product retail activities if they have obtained a Pharmaceutical Distribution Permit.

The granting of a Pharmaceutical Distribution Permit to wholesalers shall be subject to approval of the provincial level drug regulatory authorities, while the granting of a Pharmaceutical Distribution Permit to retailers shall be subject to the approval of the drug regulatory authorities above the county level. Unless otherwise expressly approved, no pharmaceutical wholesaler may engage in the retail of pharmaceutical products, nor may pharmaceutical retailers engage in wholesaling.

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A pharmaceutical distributor shall satisfy the following requirements:

- personnel with pharmaceutical expertise as qualified according to law;

- business site, facilities, warehousing and sanitary environment compatible to the pharmaceutical products being distributed;

- quality management system and personnel compatible to the pharmaceutical products being distributed; and

- rules and regulations to ensure the quality of the pharmaceutical products being distributed.

A pharmaceutical distributor shall establish a quality management system covering the entire process of their drug business. The purchase and sales records, storage conditions, transportation process, quality control and other records shall be completely and accurately documented, and shall not be fabricated and tampered with. MAHs and pharmaceutical distributors must keep the relevant qualifications and sale and purchase receipts and records for not less than five years and at least until one year after the expiry date of such drugs. Penalties may be imposed for any violation of record-keeping.

Penalties may be imposed on MAHs or pharmaceutical distributors that manufacture or distribute pharmaceutical products without obtaining a Pharmaceutical Manufacturing Permit or a Pharmaceutical Distribution Permit.

On December 26, 2016, the Medical Reform Office of the State Council, the National Health and Family Planning Commission, the CFDA and other five government authorities promulgated the "Two-Invoice System" Opinions, which became effective on the same date. On April 25, 2017, the General Office of the State Council further promulgated the Notice on Issuing the Key Working Tasks for Deepening the Reform of Medicine and Health System in 2017. According to these rules, a two-invoice system is encouraged to be gradually adopted for drug procurement. The two-invoice system generally requires a drug manufacturer to issue only one invoice to its distributor followed by the distributor issuing a second invoice directly to the end customer hospital. Only one distributor is permitted to distribute drug products between the manufacturer and the hospital. The system also encourages manufacturers to sell drug products directly to hospitals. Public medical institutions are required to adopt the two-invoice system, and its full implementation nationwide is targeted for 2018. As of the date of the filing of this annual report, the relevant local rules with respect to the "Two-Invoice System" have been promulgated in some provinces and municipal cities in the PRC, and the reform is still in progress. Private medical institutions are encouraged but not yet required to adopt the two-invoice system. Pharmaceutical manufacturers and distributors who fail to implement the two-invoice system may be disqualified from attending future bidding events or providing distribution for hospitals and blacklisted for drug procurement practices. These rules aim to consolidate drug distribution and reduce drug prices. The impact on our company is that Shanghai Hutchison Pharmaceuticals was required to restructure its distribution and logistics network and our Distribution Business began to shift its prior Seroquel distribution model to a fee-for-service model. For more details, please refer to Item 4.B. "Business Overview—Other Ventures."

Foreign Investment and "State Secret" Technology Drugs

The interpretation of certain PRC laws and regulations governing foreign investment and "state secret" technology is uncertain. Under the Special Administrative Measures (Negative List) for Foreign Investment Access ("Negative List"), published by the MOFCOM and the China National Development and Reform Commission ("NDRC") from June 26, 2018 to December 27, 2021, "manufacturing of modern Chinese medicines with confidential proprietary formula" has been deemed prohibited for any foreign investment. In the 2024 version of the Negative List published on September 6, 2024, the prohibition of "manufacturing of modern Chinese medicines with confidential proprietary formula" has been removed. The technology and know-how of the She Xiang Bao Xin pill is classified as "state secret" technology by China's Ministry of Science and Technology ("MOST"), and the National Administration for the Protection of State Secrets ("NAPSS").

There are currently no PRC laws or regulations or official interpretations, and therefore there can be no assurance, as to whether the use of "state secret" technology has constituted the "manufacturing of Chinese medicines with confidential proprietary formula" under pre-2024 versions of the Negative List. However, under the Rules on Confidentiality of Science and Technology promulgated by the State Science and Technology Commission (the predecessor of the MOST and the NAPSS) on January 6, 1995, cooperation with foreign parties or establishing joint ventures with foreign parties in respect of state secret technology is expressly allowed, provided that such cooperation has been duly approved by the relevant science and technology authorities. The establishment of Shanghai Hutchison Pharmaceuticals as a sino-foreign joint venture, including the re-registration of licenses for She Xiang Bao Xin pills in its name, was approved by the local counterpart of the MOFCOM and the Shanghai Drug Administration in 2001. Subsequently, the "Confidential State Secret Technology" status protection for She Xiang Bao Xin pills was also granted in 2005 to Shanghai Hutchison Pharmaceuticals as a sino-foreign joint venture by the MOST and NAPSS. Consequently, we believe Shanghai Hutchison Pharmaceuticals is in compliance with all applicable PRC laws and regulations governing foreign investment and "state secret" technology. Moreover, we believe that our other joint ventures and wholly-foreign owned enterprises in the PRC are also in compliance with all applicable PRC laws and regulations governing foreign investment.

U.S. Regulation of Pharmaceutical Product Development and Approval

In the United States, the FDA regulates drugs under the Federal Food, Drug, and Cosmetic Act ("FDCA"), and the Public Health Service Act ("PHSA"), and their implementing regulations. The process of obtaining approvals and the subsequent compliance with appropriate federal, state and local rules and regulations requires the expenditure of substantial time and financial resources. Failure to comply with the applicable U.S. regulatory requirements at any time during the product development process, approval process or after approval may subject an applicant and/or sponsor to a variety of administrative or judicial sanctions, including refusal by FDA to approve pending applications, withdrawal of an approval, imposition of a clinical hold, issuance of warning letters and other types of enforcement correspondence, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement of profits, or civil or criminal investigations and penalties brought by FDA and the U.S. Department of Justice ("DOJ"), or other governmental entities. Drugs are also subject to other federal, state and local statutes and regulations.

Our drug candidates must be approved by the FDA through the NDA process before they may be legally marketed in the United States. The process required by the FDA before a drug may be marketed in the United States generally involves the following:

- completion of extensive pre-clinical studies, sometimes referred to as pre-clinical laboratory tests, pre-clinical animal studies and formulation studies all performed in compliance with applicable regulations, including the FDA's good laboratory practice regulations;

- submission to the FDA of an IND application which must become effective before human clinical trials may begin and must be updated annually;

- IRB approval before each clinical trial may be initiated;

- performance of adequate and well-controlled human clinical trials in accordance with study protocols, the applicable GCPs and other clinical trial-related regulations, to establish the safety and efficacy of the proposed drug product for its proposed indication;

- preparation and submission to the FDA of an NDA;

- a determination by the FDA within 60 days of its receipt of an NDA whether the NDA is acceptable for filing; if the FDA determines that the NDA is not sufficiently complete to permit substantive review, it may request additional information and decline to accept the application for filing until the information is provided;

- in-depth review of the NDA by FDA, which may include review by a scientific advisory committee;

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- satisfactory completion of an FDA pre-approval inspection of the manufacturing facility or facilities at which the active pharmaceutical ingredient and finished drug product are produced to assess compliance with the FDA's cGMP;

- potential FDA audit of the pre-clinical and/or clinical trial sites that generated the data in support of the NDA;

- payment of user fees and FDA review and approval of the NDA prior to any commercial marketing or sale of the drug in the United States; and

- compliance with any post-approval requirements, such as REMS and post-approval studies required by FDA.

Pre-clinical Studies

The data required to support an NDA is generated in two development stages: pre-clinical and clinical. For new chemical entities ("NCEs"), the pre-clinical development stage generally involves synthesizing the active component, developing the formulation and determining the manufacturing process, evaluating purity and stability, as well as carrying out non-human toxicology, pharmacology and drug metabolism studies in the laboratory, which support subsequent clinical testing. The conduct of the pre-clinical tests must comply with federal regulations, including good laboratory practices. The sponsor must submit the results of the pre-clinical tests, together with manufacturing information, analytical data, any available clinical data or literature and a proposed clinical protocol, to the FDA as part of the IND. An IND is a request for authorization from the FDA to administer an investigational drug product to humans. The central focus of an IND submission is on the general investigational plan and the protocol(s) for human trials. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA raises concerns or questions regarding the proposed clinical trials and places the IND on clinical hold within that 30-day time period. In such a case, the IND sponsor must resolve with the FDA any outstanding concerns or questions before the clinical trial can begin. Some long-term pre-clinical testing, such as animal tests of reproductive adverse events and carcinogenicity, may continue after the IND is submitted. The FDA may also impose clinical holds on a drug candidate at any time before or during clinical trials due to safety concerns or non-compliance. Accordingly, submission of an IND does not guarantee the FDA will allow clinical trials to begin, or that, once begun, issues will not arise that could cause the trial to be suspended or terminated.

Clinical Studies

The clinical stage of development involves the administration of the drug product to human subjects or patients under the supervision of qualified investigators, generally physicians not employed by or under the trial sponsor's control, in accordance with GCPs, which include the requirement that, in general, all research subjects provide their informed consent in writing for their participation in any clinical trial. Clinical trials are conducted under written study protocols detailing, among other things, the objectives of the clinical trial, dosing procedures, subject selection and exclusion criteria, and the parameters to be used to monitor subject safety and assess efficacy. Each protocol, and any subsequent amendments to the protocol, must be submitted to the FDA as part of the IND. Further, each clinical trial must be reviewed and approved by each institution at which the clinical trial will be conducted. An IRB is charged with protecting the welfare and rights of trial participants and considers such items as whether the risks to individuals participating in the clinical trials are minimized and are reasonable in relation to anticipated benefits. The IRB also reviews and approves the informed consent form that must be provided to each clinical trial subject or his or her legal representative and must monitor the clinical trial until completed. There are also requirements governing the reporting of ongoing clinical trials and completed clinical trial results to public registries. For example, information about certain clinical trials must be submitted within specific timeframes to the National Institutes of Health for public dissemination on their ClinicalTrials.gov website.

Clinical trials are generally conducted in three sequential phases that may overlap or be combined, known as Phase I, Phase II and Phase III clinical trials.

- Phase I: In a standard Phase I clinical trial, the drug is initially introduced into a small number of subjects who are initially exposed to a range of doses of the drug candidate. The primary purpose of these clinical trials is to assess the metabolism, pharmacologic action, appropriate dosing, side effect tolerability and safety of the drug.

    - Phase Ib: Although Phase I clinical trials are not intended to treat disease or illness, a Phase Ib trial is conducted in patient populations who have been diagnosed with the disease for which the study drug is intended. The patient population typically demonstrates a biomarker, surrogate, or other clinical outcome that can be assessed to show "proof-of-concept." In a Phase Ib study, proof-of-concept typically confirms a hypothesis that the current prediction of a biomarker, surrogate or other outcome benefit is compatible with the mechanism of action of the study drug.

    - Phase I/II: A Phase I and Phase II trial for the same treatment is combined into a single study protocol. The drug is administered first to determine a maximum tolerable dose, and then additional patients are treated in the Phase II portion of the study to further assess safety and/or efficacy.

- Phase II: The drug is administered to a limited patient population to determine dose tolerance and optimal dosage required to produce the desired benefits. At the same time, safety and further pharmacokinetic and pharmacodynamic information is collected, as well as identification of possible adverse effects and safety risks and preliminary evaluation of efficacy.

- Phase III: The drug is administered to an expanded number of patients, generally at multiple sites that are geographically dispersed, in well-controlled clinical trials to generate enough data to demonstrate the efficacy of the drug for its intended use, its safety profile, and to establish the overall benefit/risk profile of the drug and provide an adequate basis for drug approval and labeling of the drug product. Phase III clinical trials may include comparisons with placebo and/or other comparator treatments. The duration of treatment is often extended to mimic the actual use of a drug during marketing. Generally, two adequate and well-controlled Phase III clinical trials are required by the FDA for approval of an NDA. A pivotal study is a clinical study that adequately meets regulatory agency requirements for the evaluation of a drug candidate's efficacy and safety such that it can be used to justify the approval of the drug. Generally, pivotal studies are also Phase III studies but may be Phase II studies if the trial design provides a well-controlled and reliable assessment of clinical benefit, particularly in situations where there is an unmet medical need. Phase IV clinical trials are conducted after initial regulatory approval, and they are used to collect additional information from the treatment of patients in the intended therapeutic indication or to meet other regulatory requirements. In certain instances, FDA may mandate the performance of Phase IV clinical trials.

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Progress reports detailing the results of the clinical trials must be submitted at least annually to the FDA, and more frequently if serious adverse events occur. Written IND safety reports must be submitted to the FDA and the investigators for serious and unexpected adverse events or any finding from tests in laboratory animals that suggests a significant risk to human subjects. The FDA, the IRB, or the clinical trial sponsor may suspend or terminate a clinical trial at any time on various grounds, including a finding that the research subjects or patients are being exposed to an unacceptable health risk. The FDA will typically inspect one or more clinical sites to assure compliance with GCPs and the integrity of the clinical data submitted. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution, or an institution it represents, if the clinical trial is not being conducted in accordance with the IRB's requirements or if the drug has been associated with unexpected serious harm to patients. Additionally, some clinical trials are overseen by an independent group of qualified experts organized by the clinical trial sponsor, known as a data safety monitoring board or committee. This group provides authorization for whether or not a trial may move forward at designated check points based on access to certain data from the trial. Concurrent with clinical trials, companies usually complete additional animal studies and must also develop additional information about the chemistry and physical characteristics of the drug as well as finalize a process for manufacturing the drug in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the drug candidate and, among other things, cGMPs impose extensive procedural, substantive and recordkeeping requirements to ensure and preserve the long-term stability and quality of the final drug product. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the drug candidate does not undergo unacceptable deterioration over its shelf life.

NDA Submission and FDA Review Process

Following trial completion, trial results and data are analyzed to assess safety and efficacy. The results of pre-clinical studies and clinical trials are then submitted to the FDA as part of an NDA, along with proposed labeling for the drug, information about the manufacturing process and facilities that will be used to ensure drug quality, results of analytical testing conducted on the chemistry of the drug, and other relevant information. The NDA is a request for approval to market the drug and must contain adequate evidence of safety and efficacy, which is demonstrated by extensive pre-clinical and clinical testing. The application includes both negative or ambiguous results of pre-clinical and clinical trials as well as positive findings. Data may come from company-sponsored clinical trials intended to test the safety and efficacy of a use of a drug, or from a number of alternative sources, including studies initiated by investigators. To support regulatory approval, the data submitted must be sufficient in quality and quantity to establish the safety and efficacy of the investigational drug product to the satisfaction of the FDA. Under federal law, the submission of most NDAs is subject to the payment of an application user fees; a waiver of such fees may be obtained under certain limited circumstances. FDA approval of an NDA must be obtained before a drug may be offered for sale in the United States.

In addition, under the Pediatric Research Equity Act of 2003 ("PREA"), an NDA or supplement to an NDA must contain data to assess the safety and efficacy of the drug for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the drug is safe and effective. The FDA may grant deferrals for submission of data or full or partial waivers.

Under the Prescription Drug User Fee Act ("PDUFA"), as amended, each NDA must be accompanied by an application user fee. Fee waivers or reductions are available in certain circumstances, including a waiver of the application fee for the first application filed by a small business. Additionally, no user fees are assessed on NDAs for products designated as orphan drugs, unless the product also includes a non-orphan indication. The FDA reviews all NDAs submitted before it accepts them for filing and may request additional information rather than accepting an NDA for filing. The FDA conducts a preliminary review of an NDA within 60 days of receipt and informs the sponsor by the 74th day after FDA's receipt of the submission to determine whether the application is sufficiently complete to permit substantive review. Once the submission is accepted for filing, the FDA begins an in-depth review of the NDA. Under the goals and policies agreed to by the FDA under PDUFA, the FDA has 10 months from the filing date in which to complete its initial review of a standard NDA and respond to the applicant, and six months from the filing date for a "priority review" NDA. The FDA does not always meet its PDUFA goal dates for standard and priority review NDAs, and the review process is often significantly extended by FDA requests for additional information or clarification.

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After the NDA submission is accepted for filing, the FDA reviews the NDA to determine, among other things, whether the proposed drug is safe and effective for its intended use, and whether the drug is being manufactured in accordance with cGMP to assure and preserve the drug's identity, strength, quality and purity. The FDA may refer applications for drugs or drug candidates that present difficult questions of safety or efficacy to an advisory committee, typically a panel that includes clinicians and other experts, for review, evaluation and a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions. The FDA may re-analyze the clinical trial data, which can result in extensive discussions between the FDA and us during the review process.

Before approving an NDA, the FDA will conduct a pre-approval inspection of the manufacturing facilities for the new drug to determine whether they comply with cGMPs. The FDA will not approve the drug unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the drug within required specifications. In addition, before approving an NDA, the FDA may also audit data from clinical trials to ensure compliance with GCP requirements. After the FDA evaluates the application, manufacturing process and manufacturing facilities where the drug product and/or its active pharmaceutical ingredient will be produced, it may issue an approval letter or a Complete Response Letter. An approval letter authorizes commercial marketing of the drug with specific prescribing information for specific indications. A Complete Response Letter indicates that the review cycle of the application is complete and the application is not ready for approval. A Complete Response Letter usually describes all of the specific deficiencies in the NDA identified by the FDA. The Complete Response Letter may require additional clinical data and/or an additional pivotal clinical trial(s), and/or other significant, expensive and time-consuming requirements related to clinical trials, pre-clinical studies or manufacturing. If a Complete Response Letter is issued, the applicant may either resubmit the NDA, addressing all of the deficiencies identified in the letter, or withdraw the application. Even if such data and information is submitted, the FDA may ultimately decide that the NDA does not satisfy the criteria for approval. Data obtained from clinical trials are not always conclusive and the FDA may interpret data differently than we interpret the same data.

If a drug receives regulatory approval, the approval may be limited to specific diseases and dosages or the indications for use may otherwise be limited. Further, the FDA may require that certain contraindications, warnings or precautions be included in the drug labeling or may condition the approval of the NDA on other changes to the proposed labeling, development of adequate controls and specifications, or a commitment to conduct post-market testing or clinical trials and surveillance to monitor the effects of approved drugs. For example, the FDA may require Phase IV testing which involves clinical trials designed to further assess a drug's safety and effectiveness and may require testing and surveillance programs to monitor the safety of approved drugs that have been commercialized. The FDA may also place other conditions on approvals including the requirement for a REMS to ensure that the benefits of a drug or biological product outweigh its risks. If the FDA concludes a REMS is needed, the sponsor of the NDA must submit a proposed REMS. The FDA will not approve the NDA without an approved REMS, if required. A REMS could include medication guides, physician communication plans, or elements to assure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. Any of these limitations on approval or marketing could restrict the commercial promotion, distribution, prescription or dispensing of drugs. Drug approvals may be withdrawn for non-compliance with regulatory standards or if problems occur following initial marketing.

Special FDA Expedited Review, Approval and Access Programs

The FDA has various programs, including fast track designation, accelerated approval, priority review and Breakthrough Therapy Designation, that are intended to expedite or simplify the process for the development and FDA review of drugs that are intended for the treatment of serious or life threatening diseases or conditions and demonstrate the potential to address unmet medical needs. The purpose of these programs is to provide important new drugs to patients earlier than under standard FDA review procedures. While these pathways can reduce the time it takes for the FDA to review an NDA, they do not guarantee that a product will receive FDA approval. In addition, expanded access programs or the Right to Try Act can provide access to unapproved, investigational treatments for patients diagnosed with life-threatening diseases or conditions who have exhausted approved treatment options and who are unable to participate in a clinical trial.

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Fast Track Designation

To be eligible for a fast track designation, the FDA must determine, based on the request of a sponsor, that a drug is intended to treat a serious or life threatening disease or condition for which there is no effective treatment and demonstrates the potential to address an unmet medical need for the disease or condition. Under the fast track program, the sponsor of a drug candidate may request the FDA to designate the product for a specific indication as a fast track product concurrent with or after the filing of the IND for the drug candidate. The FDA must make a fast track designation determination within 60 days after receipt of the sponsor's request.

In addition to other benefits, such as the ability to use surrogate endpoints and have greater interactions with the FDA, the FDA may initiate review of sections of a fast track product's NDA before the application is complete. This rolling review is available if the applicant provides, and the FDA approves, a schedule for the submission of the remaining information and the applicant pays applicable user fees. However, the FDA's time period goal for reviewing a fast track application does not begin until the last section of the NDA is submitted. A fast track drug also may be eligible for accelerated approval and priority review. In addition, the fast track designation may be withdrawn by the FDA if it believes that the designation is no longer supported by data emerging in the clinical trial process.

Priority Review

The FDA may give a priority review designation to drugs that offer major advances in treatment, or provide a treatment where no adequate therapy exists. A priority review means that the goal for the FDA to review an application is six months, rather than the standard review of ten months under current PDUFA guidelines. These six and ten month review periods are measured from the "filing" date rather than the receipt date for NDAs for new molecular entities, which typically adds approximately two months to the timeline for review and decision from the date of submission. Most products that are eligible for fast track designation are also likely to be considered appropriate to receive a priority review.

Breakthrough Therapy Designation

Under the provisions of the new Food and Drug Administration Safety and Innovation Act ("FDASIA"), enacted by Congress in 2012, a sponsor can request designation of a drug candidate as a "breakthrough therapy," typically by the end of the drug's Phase II trials. A breakthrough therapy is defined as a drug that is intended, alone or in combination with one or more other drugs, to treat a serious or life-threatening disease or condition, and preliminary clinical evidence indicates that the drug may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. Drugs designated as breakthrough therapies are also eligible for accelerated approval. For breakthrough therapies, the FDA may take certain actions, such as intensive and early guidance on the drug development program, that are intended to expedite the development and review of an application for approval.

Accelerated Approval

FDASIA also codified and expanded on FDA's accelerated approval regulations, under which FDA may approve a drug for a serious or life-threatening illness that provides meaningful therapeutic benefit over existing treatments based on a surrogate endpoint that is reasonably likely to predict clinical benefit, or on an intermediate clinical endpoint that can be measured earlier than irreversible morbidity or mortality, that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit. A surrogate endpoint is a marker that does not itself measure clinical benefit but is believed to predict clinical benefit. This determination takes into account the severity, rarity or prevalence of the disease or condition and the availability or lack of alternative treatments. As a condition of approval, the FDA may require a sponsor of a drug receiving accelerated approval to perform Phase IV or post-marketing studies to verify and describe the predicted effect on irreversible morbidity or mortality or other clinical endpoint, and the drug may be subject to accelerated withdrawal procedures. All promotional materials for drug candidates approved under accelerated regulations are subject to prior review by the FDA.

Even if a product qualifies for one or more of these programs, the FDA may later decide that the product no longer meets the conditions for qualification or decide that the time period for the FDA review or approval will not be shortened. Furthermore, fast track designation, priority review, accelerated approval and Breakthrough Therapy Designation, do not change the standards for approval and may not ultimately expedite the development or approval process.

Compassionate Use and Right to Try

In the United States, investigational medical products may be made available outside of clinical trials to certain patients under expanded access or compassionate-use programs approved by FDA. These programs provide access to such investigational medical products if patients have a life-threatening disease or serious disease or condition and no comparable or satisfactory alternative therapy options are available. There is no legal obligation requiring a company to provide access to investigational medical products via expanded access pathways. Additionally, the U.S. Right to Try Act of 2018 provides a separate pathway for patients with a life-threatening disease or condition who have exhausted all other treatment options and who are unable to participate in clinical trials to access investigational drugs that have passed Phase I clinical trials. As with expanded access pathways, there is no obligation for a pharmaceutical manufacturer to make its drug products available to such eligible patients as a result of the Right to Try Act.

Pediatric Trials

Under PREA, an NDA or supplement thereto must contain data that are adequate to assess the safety and effectiveness of the drug product for the claimed indications in all relevant pediatric subpopulations, and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. With the enactment of FDASIA, a sponsor who is planning to submit a marketing application for a drug that includes a new active ingredient, new indication, new dosage form, new dosing regimen or new route of administration must also submit an initial Pediatric Study Plan ("PSP"), within sixty days of an end-of-Phase II meeting or as may be agreed between the sponsor and the FDA. The initial PSP must include an outline of the pediatric study or studies that the sponsor plans to conduct, including study objectives and design, age groups, relevant endpoints and statistical approach, or a justification for not including such detailed information, and any request for a deferral of pediatric assessments or a full or partial waiver of the requirement to provide data from pediatric studies along with supporting information. The FDA and the sponsor must reach agreement on the PSP. A sponsor can submit amendments to an agreed-upon initial PSP at any time if changes to the pediatric plan need to be considered based on data collected from pre-clinical studies, early phase clinical trials, and/or other clinical development programs. The law requires the FDA to send a non-compliance letter to sponsors who do not submit their pediatric assessments as required.

Under the Best Pharmaceuticals for Children Act ("BPCA"), certain therapeutic candidates may obtain an additional six months of exclusivity if the sponsor submits information requested by the FDA, relating to the use of the active moiety of the product candidate in children. Although the FDA may issue a written request for studies on either approved or unapproved indications, it may only do so where it determines that information relating to that use of a product candidate in a pediatric population, or part of the pediatric population, may produce health benefits in that population.

Orphan Drug Designation and Exclusivity

Under the Orphan Drug Act, the FDA may designate a drug product as an "orphan drug" if it is intended to treat a rare disease or condition (generally meaning that it affects fewer than 200,000 individuals in the United States, or more in cases in which there is no reasonable expectation that the cost of developing and making a drug product available in the United States for treatment of the disease or condition will be recovered from sales of the product). A company must request orphan product designation before submitting an NDA. If the request is granted, the FDA will disclose the identity of the therapeutic agent and its potential use. Orphan product designation does not convey any advantage in or shorten the duration of the regulatory review and approval process, but the product will be entitled to orphan product exclusivity, meaning that the FDA may not approve any other applications for the same product for the same indication for seven years, except in certain limited circumstances. Competitors may receive approval of different products for the indication for which the orphan product has exclusivity and may obtain approval for the same product but for a different indication. If a drug or drug product designated as an orphan product ultimately receives regulatory approval for an indication broader than what was designated in its orphan product application, it may not be entitled to exclusivity. The 21st Century Cures Act, which became law in December 2016, expanded the types of studies that qualify for orphan drug grants. Orphan drug designation also may qualify an applicant for federal and possibly state tax credits relating to research and development costs.

Post-Marketing Requirements

Following approval of a new drug, a pharmaceutical company and the approved drug are subject to continuing regulation by the FDA, including, among other things, monitoring and recordkeeping activities, reporting to the applicable regulatory authorities of adverse experiences with the drug, providing the regulatory authorities with updated safety and efficacy information, drug sampling and distribution requirements, and complying with applicable promotion and advertising requirements.

Prescription drug advertising is subject to federal, state and foreign regulations. In the United States, the FDA regulates prescription drug promotion, including standards for direct-to-consumer advertising, restrictions on promoting drugs for uses or in patient populations that are not described in the drug's approved labeling (known as "off-label use"), limitations on industry-sponsored scientific and educational activities, and requirements for promotional activities involving the internet. Although physicians may legally prescribe drugs for off-label uses, manufacturers may not market or promote such off-label uses. Prescription drug promotional materials must be submitted to the FDA in conjunction with their first use. Modifications or enhancements to the drug or its labeling or changes of the site of manufacture are often subject to the approval of the FDA and other regulators, which may or may not be received or may result in a lengthy review process. Any distribution of prescription drugs and pharmaceutical samples also must comply with the U.S. Prescription Drug Marketing Act, a part of the FDCA.

In the United States, once a drug is approved, its manufacture is subject to comprehensive and continuing regulation by the FDA. The FDA regulations require that drugs be manufactured in specific approved facilities and in accordance with cGMP. Applicants may also rely on third parties for the production of clinical and commercial quantities of drugs, and these third parties must operate in accordance with cGMP regulations. cGMP regulations require among other things, quality control and quality assurance as well as the corresponding maintenance of records and documentation and the obligation to investigate and correct any deviations from cGMP. Drug manufacturers and other entities involved in the manufacture and distribution of approved drugs are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with cGMP and other laws. Accordingly, manufacturers must continue to expend time, money, and effort in the area of production and quality control to maintain cGMP compliance. These regulations also impose certain organizational, procedural and documentation requirements with respect to manufacturing and quality assurance activities. NDA holders using third-party contract manufacturers, laboratories or packagers are responsible for the selection and monitoring of qualified firms, and, in certain circumstances, qualified suppliers to these firms. These firms and, where applicable, their suppliers are subject to inspections by the FDA at any time, and the discovery of violative conditions, including failure to conform to cGMP, could result in enforcement actions that interrupt the operation of any such facilities or the ability to distribute drugs manufactured, processed or tested by them. Discovery of problems with a drug after approval may result in restrictions on a drug, manufacturer, or holder of an approved NDA, including, among other things, recall or withdrawal of the drug from the market, and may require substantial resources to correct.

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The FDA also may require Phase IV testing, risk minimization action plans and post-marketing surveillance to monitor the effects of an approved drug or place conditions on an approval that could restrict the distribution or use of the drug. Discovery of previously unknown problems with a drug or the failure to comply with applicable FDA requirements can have negative consequences, including adverse publicity, judicial or administrative enforcement, warning letters from the FDA, mandated corrective advertising or communications with doctors, and civil or criminal penalties, among others. Newly discovered or developed safety or effectiveness data may require changes to a drug's approved labeling, including the addition of new warnings and contraindications, and also may require the implementation of other risk management measures. Also, new government requirements, including those resulting from new legislation, may be established, or the FDA's policies may change, which could delay or prevent regulatory approval of our drugs under development.

Other U.S. Regulatory Matters

Manufacturing, sales, promotion and other activities following drug approval are also subject to regulation by numerous regulatory authorities in addition to the FDA, including, in the United States, the Department of Justice, Centers for Medicare & Medicaid Services, other divisions of the Department of Health and Human Services, the Drug Enforcement Administration for Controlled Substances, the Consumer Product Safety Commission, the Federal Trade Commission, the Occupational Safety & Health Administration, the Environmental Protection Agency and state and local governments. In the United States, sales, marketing and scientific/educational programs must also comply with state and federal fraud and abuse laws. Pricing and rebate programs must comply with the Medicaid rebate requirements of the U.S. Omnibus Budget Reconciliation Act of 1990 and more recent requirements in the Affordable Care Act. If drugs are made available to authorized users of the Federal Supply Schedule of the General Services Administration, additional laws and requirements apply. The handling of any controlled substances must comply with the U.S. Controlled Substances Act and Controlled Substances Import and Export Act. Drugs must meet applicable child-resistant packaging requirements under the U.S. Poison Prevention Packaging Act. Manufacturing, sales, promotion and other activities are also potentially subject to federal and state consumer protection and unfair competition laws.

The distribution of pharmaceutical drugs is subject to additional requirements and regulations, including extensive record-keeping, licensing, storage and security requirements intended to prevent the unauthorized sale of pharmaceutical drugs.

The failure to comply with regulatory requirements subjects firms to possible legal or regulatory action. Depending on the circumstances, failure to meet applicable regulatory requirements can result in criminal prosecution, fines or other penalties, injunctions, recall or seizure of drugs, total or partial suspension of production, denial or withdrawal of product approvals, or refusal to allow a firm to enter into supply contracts, including government contracts. In addition, even if a firm complies with FDA and other requirements, new information regarding the safety or efficacy of a product could lead the FDA to modify or withdraw product approval. Prohibitions or restrictions on sales or withdrawal of future products marketed by us could materially affect our business in an adverse way.

Changes in regulations, statutes or the interpretation of existing regulations could impact our business in the future by requiring, for example: (i) changes to our manufacturing arrangements; (ii) additions or modifications to product labeling; (iii) the recall or discontinuation of our products; or (iv) additional record-keeping requirements. If any such changes were to be imposed, they could adversely affect the operation of our business.

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U.S. Patent Term Restoration and Marketing Exclusivity

Depending upon the timing, duration and specifics of the FDA approval of our drug candidates, some of our U.S. patents may be eligible for limited patent term extension under the Hatch-Waxman Act. The Hatch-Waxman Act permits a patent restoration term of up to five years as compensation for patent term lost during product development and the FDA regulatory review process. However, patent term restoration cannot extend the remaining term of a patent beyond a total of 14 years from the product's approval date. The patent term restoration period is generally one-half the time between the effective date of an IND and the submission date of an NDA plus the time between the submission date of an NDA and the approval of that application. Only one patent applicable to an approved drug is eligible for the extension and the application for the extension must be submitted prior to the expiration of the patent. The USPTO, in consultation with the FDA, reviews and approves the application for any patent term extension or restoration. In 2018, the FDA advanced policies aimed at promoting drug competition and patient access to generic drugs, such as issuing guidance about making complex generic drugs and the circumstances in which approval of a generic product application may be delayed.

Marketing exclusivity provisions under the FDCA can also delay the submission or the approval of certain marketing applications. The FDCA provides a five-year period of non-patent marketing exclusivity within the United States to the first applicant to obtain approval of an NDA for a NCE. A drug is a NCE if the FDA has not previously approved any other new drug containing the same active moiety, which is the molecule or ion responsible for the action of the drug substance. During the exclusivity period, the FDA may not accept for review an abbreviated new drug application, or a 505(b)(2) NDA submitted by another company for another drug based on the same active moiety, regardless of whether the drug is intended for the same indication as the original innovator drug or for another indication, where the applicant does not own or have a legal right of reference to all the data required for approval. However, an application may be submitted after four years if it contains a certification of patent invalidity or non-infringement to one of the patents listed with the FDA by the innovator NDA holder.

The FDCA also provides three years of marketing exclusivity for an NDA, or supplement to an existing NDA if new clinical investigations, other than bioavailability studies, that were conducted or sponsored by the applicant are deemed by the FDA to be essential to the approval of the application, for example new indications, dosages or strengths of an existing drug. This three-year exclusivity covers only the modification for which the drug received approval on the basis of the new clinical investigations and does not prohibit the FDA from approving abbreviated new drug applications for drugs containing the active agent for the original indication or condition of use. Five-year and three-year exclusivity will not delay the submission or approval of a full NDA. However, an applicant submitting a full NDA would be required to conduct or obtain a right of reference to all of the pre-clinical studies and adequate and well-controlled clinical trials necessary to demonstrate safety and effectiveness. Orphan drug exclusivity, as described above, may offer a seven-year period of marketing exclusivity, except in certain circumstances. Pediatric exclusivity is another type of regulatory market exclusivity in the United States. Pediatric exclusivity, if granted, adds six months to existing exclusivity periods and patent terms. This six-month exclusivity, which runs from the end of other exclusivity protection or patent term, may be granted based on the voluntary completion of a pediatric trial in accordance with an FDA-issued "Written Request" for such a trial.

Rest of the World Regulation of Pharmaceutical Product Development and Approval

For other countries outside of China and the United States, such as countries in Europe, Latin America or other parts of Asia, the requirements governing the conduct of clinical trials, drug licensing, pricing and reimbursement vary from country to country. In all cases the clinical trials must be conducted in accordance with GCP requirements and the applicable regulatory requirements and ethical principles.

If we fail to comply with applicable foreign regulatory requirements, we may be subject to, among other things, fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution.

Coverage and Reimbursement

PRC Coverage and Reimbursement

Historically, most of Chinese healthcare costs have been borne by patients out-of-pocket, which has limited the growth of more expensive pharmaceutical products. However, in recent years the number of people covered by government and private insurance has increased. According to the NHSA, as of December 31, 2023, approximately 1.33 billion residents in China were enrolled in the national medical insurance program. In 2023, total income of the National Basic Medical Insurance Fund (including maternity insurance) reached RMB3,340.1 billion.

Reimbursement under the National Medical Insurance Program

The National Medical Insurance Program was adopted pursuant to the Decision of the State Council on the Establishment of the Urban Employee Basic Medical Insurance Program issued by the State Council on December 14, 1998, under which all employers in urban cities are required to enroll their employees in the basic medical insurance program and the insurance premium is jointly contributed by the employers and employees. The State Council promulgated Guiding Opinions of the State Council about the Pilot Urban Resident Basic Medical Insurance on July 10, 2007, under which urban residents of the pilot district, rather than urban employees, may voluntarily join Urban Resident Basic Medical Insurance.

Participants of the National Medical Insurance Program and their employers, if any, are required to contribute to the payment of insurance premiums on a monthly basis. Program participants are eligible for full or partial reimbursement of the cost of medicines included in the NRDL. The Notice Regarding the Tentative Measures for the Administration of the Scope of Medical Insurance Coverage for Pharmaceutical Products for Urban Employees, jointly issued by several authorities including the Ministry of Labor and Social Security and the MOF, among others, on May 12, 1999, provides that a pharmaceutical product listed in the NRDL must be clinically needed, safe, effective, reasonably priced, easy to use, available in sufficient quantity, and must meet the following requirements:

- it is set forth in the Pharmacopoeia of the PRC;

- it meets the standards promulgated by the NMPA; and

- if imported, it is approved by the NMPA for import.

Factors that affect the inclusion of a pharmaceutical product in the NRDL include whether the product is consumed in large volumes and commonly prescribed for clinical use in the PRC and whether it is considered to be important in meeting the basic healthcare needs of the general public.

The PRC Ministry of Labor and Social Security, together with other government authorities, has the power to determine inclusion of medicines in the NRDL (also referred to as the "Drug Catalog"), which is divided into two parts, Category A and Category B. Per the Notice on the "National Basic Medical Insurance, Work Injury Insurance and Maternity Insurance Drug Catalog (2022)" issued by the National Healthcare Security Administration and the Ministry of Labor and Social Security, local authorities are required to strictly implement the Drug Catalog (2022) and must not adjust the categories of drugs, remarks and the classification of drugs in the Drug Catalog.

Patients purchasing medicines included in Category A of the NRDL are entitled to reimbursement of the entire amount of the purchase price. Patients purchasing medicines included in Category B of the NRDL are required to pay a certain percentage of the purchase price and obtain reimbursement for the remainder of the purchase price. The percentage of reimbursement for Category B medicines differs from region to region in the PRC. A new classification Category C is being explored and may be included in NRDL to supplement current Categories A and B on NRDL in 2025. Category C may include highly innovative treatments with significant clinical benefit to patients but are currently unable to be included on NRDL Categories A and B due to high price.

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The total amount of reimbursement for the cost of medicines, in addition to other medical expenses, for an individual participant under the National Medical Insurance Program in a calendar year is capped at the amounts in such participant's individual account under such program. The amount in a participant's account varies, depending on the amount of contributions from the participant and his or her employer.

National Essential Medicines List

On August 18, 2009, MOH and eight other ministries and commissions in the PRC issued the Provisional Measures on the Administration of the National Essential Medicines List, which was later amended in 2015, and the Guidelines on the Implementation of the Establishment of the National Essential Medicines System, which aim to promote essential medicines sold to consumers at fair prices in the PRC and ensure that the general public in the PRC has equal access to the drugs contained in the National Essential Medicines List. MOH promulgated the National Essential Medicines List (Catalog for the Basic Healthcare Institutions) on August 18, 2009, and promulgated the revised National Essential Medicines List on March 13, 2013 and September 30, 2018. According to these regulations, basic healthcare institutions funded by government, which primarily include county-level hospitals, county-level Chinese medicine hospitals, rural clinics and community clinics, shall store up and use drugs listed in the National Essential Medicines List. Per the Opinions of the General Office of the State Council on Improving the National Essential Medicines System, issued and effective on September 13, 2018, with respect to the qualifying drugs on the National Essential Medicines List, the medical insurance department shall prioritize their inclusion in the NDRL and adjust their classifications as Category A or B, respectively, in accordance with the stipulated procedures.

Price Controls

According to the PRC Drug Administration Law and the PRC Drug Administration Law Implementation Regulations, pharmaceutical products are subject to a directive pricing system or to be adjusted by the market. Per the Notice of the National Healthcare Security Administration on issuing the "Opinions on Doing a Good Job in the Current Drug Price Management", or the Notice on Current Drug Price Management, effective on November 26, 2019, government guidance prices are to be implemented for narcotic drugs and Class I psychotropic drugs, while prices of other drugs are to be determined by the market. Government guidance prices refer to prices as fixed by business operators according to benchmark prices and ranges of the prices as set by the government department in charge of pricing or other related departments. According to the Pricing Catalogue Initiated by the Central Government (2020 Edition), which was promulgated by the NDRC and effective on May 1, 2020, the National Healthcare Security Administration shall be responsible for setting prices of narcotic drugs and Class I psychotropic drugs.

Further, pursuant to the Notice Regarding Further Improvement of the Order of Market Price of Pharmaceutical Products and Medical Services ("Market Price Notice") jointly promulgated by the NDRC, the State Council Legislative Affairs Office and the State Council Office for Rectifying, the MOH, the NMPA, the MOFCOM, the MOF and Ministry of Labor and Social Security on May 19, 2006, the PRC government exercises price control over pharmaceutical products included in the NRDL and made an overall adjustment of their prices by reducing the retail price of certain overpriced pharmaceutical products and increasing the retail price of certain underpriced pharmaceutical products in demand for clinical use but that have not been produced in large quantities by manufacturers due to their low retail price level. In particular, the retail price charged by hospitals at the county level or above may not exceed 115% of the procurement cost of the relevant pharmaceutical products or 125% for Chinese herbal pieces. The Market Price Notice has been abolished per the NDRC Decision to Abolish Standardized Pricing Directories, effective May 20, 2021.

On February 9, 2015, the General Office of the State Council issued the Guiding Opinion on Enhancing Consolidated Procurement of Pharmaceutical Products by Public Hospitals ("Opinion"). The Opinion encourages public hospitals to consolidate their demands and to play a more active role in the procurement of pharmaceutical products. Hospitals are encouraged to directly settle the prices of pharmaceutical products with manufacturers. Consolidated procurement of pharmaceutical products should facilitate hospital reform, reduce patient costs, prevent corrupt conducts, promote fair competition and induce the healthy growth of the pharmaceutical industry. According to the Opinion, provincial tendering processes will continue to be used for the pricing of essential drugs and generic drugs with significant demands, and transparent multi-party price negotiation will be used for some patented drugs and exclusive drugs.

On April 26, 2014, the NDRC issued the Notice on Issues concerning Improving the Price Control of Low Price Drugs ("Low Price Drugs Notice"), together with the Low Price Drug List ("LPDL"). According to the Low Price Drugs Notice, for drugs with relatively low average daily costs within the current government-guided pricing scope (low price drugs), the maximum retail prices set by the government were cancelled. Within the standards of average daily costs, the specific purchase and sale prices are fixed by the producers and operators based on the drug production costs, market supply and demand and market competition. The standards of average daily cost of low price drugs were determined by the NDRC in consideration of the drug production costs, market supply and demand and other factors and based on the current maximum retail prices set by the government (or the national average bid-winning retail prices where the government does not set the maximum retail prices) and the average daily dose calculated according to the package insert. Under the Low Price Drugs Notice, the standards for the daily cost of low price chemical pharmaceuticals and of low price traditional Chinese medicine pharmaceuticals were less than RMB3.0 ($0.46) per day and RMB5.0 ($0.76) per day respectively. The Low Price Drugs Notice has been abolished per the NDRC Decision to Abolish Standardized Pricing Directories, effective May 20, 2021.

On May 4, 2015, the NDRC, the National Health and Family Planning Commission, the NMPA, MOFCOM and three other departments issued Opinions on Promoting Drug Pricing Reform. Under these opinions, beginning on June 1, 2015, the restrictions on the prices of the drugs that were subject to government pricing were cancelled except for narcotic drugs and Class I psychotropic drugs which remained subject to maximum factory prices and maximum retail prices set by the NDRC, and following the November 2019 Notice on Current Drug Price Management, narcotic drugs and Class I psychotropic drugs prices have transitioned towards government guidance prices. The medical insurance regulatory authority now has the power to prescribe the standards, procedures, basis and methods of the payment for drugs paid by medical insurance funds. The prices of patented drugs are set through transparent and public negotiation among multiple parties. The prices for blood products not listed in the NRDL, immunity and prevention drugs that are purchased by the Chinese government in a centralized manner, and AIDS antiviral drugs and contraceptives provided by the Chinese government for free, are set through a tendering process. Except as otherwise mentioned above, the prices for other drugs may be determined by the manufacturers and the operators on their own on the basis of production or operation costs and market supply and demand.

Centralized Procurement and Tenders

The Guiding Opinions concerning the Urban Medical and Health System Reform, promulgated on February 21, 2000, aim to provide medical services with reasonable price and quality to the public through the establishment of an urban medical and health system. One of the measures used to realize this aim is the regulation of the purchasing process of pharmaceutical products by medical institutions. Accordingly, the MOH and other relevant government authorities have promulgated a series of regulations and releases in order to implement the tender requirements.

According to the Notice on Issuing Certain Regulations on the Trial Implementation of Centralized Tender Procurement of Drugs by Medical Institutions promulgated on July 7, 2000 and the Notice on Further Improvement on the Implementation of Centralized Tender Procurement of Drugs by Medical Institutions promulgated on August 8, 2001, medical institutions established by county or higher level government are required to implement centralized tender procurement of drugs.

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The MOH promulgated the Working Regulations of Medical Institutions for Procurement of Drugs by Centralized Tender and Price Negotiations (for Trial Implementation) ("Centralized Procurement Regulations"), on March 13, 2002, and promulgated Sample Document for Medical Institutions for Procurement of Drugs by Centralized Tender and Price Negotiations (for Trial Implementation) ("Centralized Tender Sample Document") in November 2001, as amended in 2010, to implement the tender process requirements and ensure the requirements are followed uniformly throughout the country. The Centralized Tender Regulations and the Centralized Tender Sample Document provide rules for the tender process and negotiations of the prices of drugs, operational procedures, a code of conduct and standards or measures of evaluating bids and negotiating prices. On January 17, 2009, the MOH, the NMPA and other four national departments jointly promulgated the Opinions on Further Regulating Centralized Procurement of Drugs by Medical Institutions. According to the notice, public medical institutions owned by the government at the county level or higher or owned by state-owned enterprises (including state-controlled enterprises) shall purchase pharmaceutical products through centralized procurement. Each provincial government shall formulate its catalogue of drugs subject to centralized procurement. Specifically, the procurement could be achieved through public tendering, online bidding, centralized price negotiations and online competition platform. Except for drugs in the National Essential Medicines List (the procurement of which shall comply with the relevant rules on the National Essential Medicines List), certain pharmaceutical products which are under the national government's special control and traditional Chinese medicines, in principle, all drugs used by public medical institutions shall be covered by the catalogue of drugs subject to centralized procurement. On July 7, 2010, the MOH and six other ministries and commissions jointly promulgated the Working Regulations of Medical Institutions for Centralized Procurement of Drugs to further regulate the centralized procurement of drugs and clarify the code of conduct of the parties in centralized drug procurement.

The centralized tender process takes the form of public tender operated and organized by provincial or municipal government agencies in principle is conducted once every year in all provinces and cities in China. Drug manufacturing enterprises, in principle, shall bid directly for the centralized tender process. Certain related parties, however, may be engaged to act as bidding agencies. Such intermediaries are not permitted to engage in the distribution of drugs and must have no conflict of interest with the organizing government agencies. The bids are assessed by a committee composed of pharmaceutical experts who will be randomly selected from a database of experts approved by the relevant government authorities. The committee members assess the bids based on a number of factors, including but not limited to, bid price, product quality, clinical effectiveness, qualifications and reputation of the manufacturer, and after-sale services. Only pharmaceuticals that have won in the centralized tender process may be purchased by public medical institutions funded by government in the relevant region.

4+7 Quality Consistency Evaluation

On November 15, 2018, China's Joint Procurement Office published its Paper on Centralized Drug Procurement in "4+7 Cities," known as the 4+7 Quality Consistency Evaluation process ("4+7 QCE"). The 4+7 QCE initiative is aimed at driving consolidation in the fragmented generic drug market in China. The 4+7 QCE initiative began as a pilot program in 11 cities: Beijing, Tianjin, Shanghai, Chongqing, Shenyang, Dalian, Xiamen, Guangzhou, Shenzhen, Chengdu and Xi'an. Under this pilot program, the public medical institutions in these 11 cities bulk-buy certain generic drugs together, forcing companies to bid for contracts and driving down prices. The 4+7 QCE initiative has expanded nationwide and now covers more varieties of drugs. On September 1, 2019, the Joint Procurement Office published its Paper on Centralized Drug Procurement in Alliance Areas (GY-YD2019-1), such areas covering 25 provinces and regions across China. On December 29, 2019, the Joint Procurement Office published its Paper on Nationwide Centralized Drug Procurement (GY-YD2019-2), promoting procurement nationwide, and on January 13, 2020, the National Healthcare Security Administration, the NHC, the NMPA, the Ministry of Industrial and Information Technology and the Logistics Support Department of the Central Military Commission promulgated the Notice on the Commencement of the Second Batch of State Organized Centralized Drug Procurement and Use, which states that the second batch of national organization of centralized procurement and use of drugs would not be carried out in selected areas but nationwide. On January 22, 2021, the General Office of the State Council issued the Opinions on Promoting the Normalization and Institutionalization of the Centralized and Quantitative Procurement of Drugs, stating that (i) the scope of procurement should focus on including drugs in the NDRL with large dosages and high purchase amounts and gradually cover all kinds of drugs that are clinically necessary and of reliable quality that are marketed in China, so as to ensure that all drugs that should be procured are exhausted, (ii) marketing authorization holders who have obtained drug registration certificates for drugs within the scope of centralized procurement can, in principle, participate in centralized drug procurement, provided they meet the requirements of centralized procurement in areas including but not limited to quality standards, production capacity and supply stability, and (iii) all public medical institutions (including military medical institutions) should participate in centralized drug procurement, and designated pharmacies shall follow the management requirements of designated agreements. By December 31, 2024, China's Joint Procurement Office has implemented ten rounds of Volume - Based Procurement of drugs.

U.S. Coverage and Reimbursement

Successful sales of our products or drug candidates in the U.S. market, if approved, will depend, in part, on the extent to which our drugs will be covered by third-party payors, such as government health programs, commercial insurance and managed healthcare organizations. Patients who are provided with prescriptions as part of their medical treatment generally rely on such third-party payors to reimburse all or part of the costs associated with their prescriptions and therefore adequate coverage and reimbursement from such third-party payors are critical to new product success. These third-party payors are increasingly reducing reimbursements for medical drugs and services. Additionally, the containment of healthcare costs has become a priority of federal and state governments, and the prices of drugs have been a focus in this effort. The U.S. government, state legislatures and foreign governments have shown significant interest in implementing cost-containment programs, including price controls, restrictions on reimbursement, requirements for substitution of generic drugs, and pricing transparency requirements. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit our net revenue and results. Decreases in third-party reimbursement for our drug candidates, if approved, or a decision by a third-party payor to not cover our drug candidates could reduce physician usage of such drugs and have a material adverse effect on our sales, results of operations and financial condition.

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The Medicare Prescription Drug, Improvement, and Modernization Act of 2003, as amended by the IRA ("MMA"), established the Medicare Part D program to provide a voluntary prescription drug benefit to Medicare beneficiaries. Under Part D, Medicare beneficiaries may enroll in prescription drug plans offered by private entities that provide coverage of outpatient prescription drugs. Unlike Medicare Part A and B, Part D coverage is not standardized. Subject to certain limitations, Part D prescription drug plan sponsors generally are not required to pay for or cover all covered Part D drugs, and can develop their own drug formulary that identifies which drugs they will cover and at what tier or level. However, Part D prescription drug formularies must include drugs within each therapeutic category and class of covered Part D drugs, though not necessarily all the drugs in each category or class. Any formulary used by a Part D prescription drug plan must be developed and reviewed by a pharmacy and therapeutic committee. Medicare payment for some of the cost of prescription drugs may increase demand for drugs for which we receive regulatory approval. The IRA amended the Part D benefit design to, among other items, require formulary coverage of Medicare negotiated drugs and alter manufacturer, patient, Part D plan sponsor, and government financial responsibilities in connection with the Part D benefit. Other components of the IRA affect Part D drugs by subjecting particular drugs to government negotiated prices. While the MMA applies only to drug benefits for Medicare beneficiaries, private payors often follow Medicare coverage policy and payment limitations in setting their own payment rates. Any reduction in payment that results from the MMA may result in a similar reduction in payments from non-governmental payors.

The American Recovery and Reinvestment Act of 2009 provides funding for the federal government to compare the effectiveness of different treatments for the same illness. The plan for the research was published in 2012 by the U.S. Department of Health and Human Services, the Agency for Healthcare Research and Quality and the National Institutes for Health, and periodic reports on the status of the research and related expenditures are made to Congress. Although the results of the comparative effectiveness studies were not intended to mandate coverage policies for public or private payors, if third-party payors do not consider a drug to be cost-effective compared to other available therapies, they may not cover such drugs as a benefit under their plans or, if they do, the level of payment may not be sufficient.

The Affordable Care Act, enacted in March 2010, has had a significant impact on the health care industry. The Affordable Care Act expanded coverage for the uninsured while at the same time containing overall healthcare costs. With regard to pharmaceutical products, the Affordable Care Act, among other things, addressed a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected, increased the minimum Medicaid rebates owed by manufacturers under the Medicaid Drug Rebate Program and extended the rebate program to individuals enrolled in Medicaid managed care organizations, established annual fees and taxes on manufacturers of certain branded prescription drugs, and created a new Medicare Part D coverage gap discount program. The IRA reformed the Medicare Part D benefit, including by sunsetting the coverage gap as of 2025, creating a new manufacturer discount agreement that goes into effect January 1, 2025, establishing a $2,000 annual cap beyond which beneficiaries will not bear any cost-sharing obligations, and restructuring manufacturer, patient, Part D plan sponsor and government financial obligations in connection with the Part D benefit.

The IRA implements other Medicare program reforms, such as mandating the negotiation of eligible Medicare Part B and Part D drugs, and imposing rebates for Medicare drugs that increase in price faster than the rate of inflation. Under the IRA's Medicare negotiation program, the U.S. government will negotiate the Medicare prices of single-source small molecule and biologic products that have been on the market for 7 and 11 years, respectively, following FDA approval. Negotiated prices will be capped at a statutory ceiling price that is likely to represent a significant discount from average prices to wholesalers and direct purchasers. The negotiation program imposes substantial excise taxes on manufacturers that do not timely comply with the negotiation requirements and subjects manufacturers to potential civil monetary penalties for failing to offer the maximum fair price, violating the terms of the negotiation agreement, or knowingly providing false information.

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Other legislative and regulatory changes have been proposed and adopted in the United States that affect reimbursement for prescription drugs. In December 2017, Congress repealed the "individual mandate," which was an Affordable Care Act requirement that individuals obtain healthcare insurance coverage or face a penalty. This repeal could affect the total number of patients who have coverage from third-party payors that reimburse for use of our products. In July 2021, the U.S. Supreme Court dismissed a constitutional challenge to the Affordable Care Act brought by a group of Republican attorneys general seeking to invalidate the law in its entirety because of Congress's repeal of the individual mandate.

The Budget Control Act of 2011 ("BCA") requires automatic spending reductions to reduce the federal deficit, including Medicare spending reductions of up to 2% per fiscal year, with a uniform percentage reduction across all Medicare programs. In 2013, the Centers for Medicare & Medicaid Services ("CMS") began imposing a 2% reduction on Medicare payments. Subsequent legislation extended sequestration for mandatory spending through FY2031 and the sequestration of Medicare benefit payments spending through FY2032. Sequestration to Medicare was suspended from May 1, 2020 through March 30, 2022, and was limited in amount from April 1, 2022 through June 30, 2022. In addition, the American Rescue Plan Act of 2021 ("ARPA") increased the federal budget deficit in a manner that triggers an additional sequestration mandated under the Pay As You Go Act of 2010 ("PAYGO Act"). As a result, a further payment reduction of up to 4% was required to take effect in January 2022. However, Congress has delayed implementation of this payment reduction until 2023.

On January 2, 2013, President Obama signed into law the American Taxpayer Relief Act of 2012, which among other things, prevented reductions in Medicare physician payment rates.

In addition, other proposed legislative and regulatory changes could affect reimbursement for prescription drugs. In November 2017, CMS announced a Final Rule that set the reimbursement rate for prescription drugs that hospitals purchased through the 340B Program at average sales price minus 22.5%, as opposed to the historical rate of average sales price plus 6%. The American Hospital Association and others successfully challenged the Final Rule. The litigation was appealed, and the U.S. Supreme Court ruled that, absent a survey of hospitals' costs, CMS may not vary the reimbursement rates for drugs only for 340B hospitals. Congress and the U.S. administration may continue to evaluate other proposals that could affect third-party reimbursement for our drug candidates, if approved.

In October 2020, the U.S. Department of Health and Human Services ("HHS") and the FDA issued a final rule and guidance concerning two new pathways for importing lower-cost drugs into the United States. The final rule allows certain prescription drugs to be imported from Canada, and the guidance describes procedures for drug manufacturers to facilitate the importation of FDA-approved drugs and biologics manufactured abroad and originally intended for sale in a foreign country into the United States. In January 2024, the FDA authorized Florida's drug importation program, allowing the state of Florida to advance in preparing to import certain prescription drugs from Canada.

In November 2020, HHS issued a rule eliminating the safe harbor shielding Medicare Part D rebates to pharmacy benefit managers from the Anti-Kickback Statute. In response to litigation brought by a trade association on behalf of pharmacy benefit managers, the Biden administration agreed to delay the rule's effective date until January 1, 2023. Later federal laws further delayed implementation of the final rule until 2032.

Rest of the World Coverage and Reimbursement

In some foreign countries, the proposed pricing for a drug must be approved before it may be lawfully marketed. The requirements governing drug pricing vary widely from country to country. For example, the E.U. provides options for its member states to restrict the range of medicinal drugs for which their national health insurance systems provide reimbursement and to control the prices of medicinal drugs for human use. A member state may approve a specific price for the medicinal drug or it may instead adopt a system of direct or indirect controls on the profitability of our company placing the medicinal drug on the market. Historically, drugs launched in the E.U. do not follow price structures of the United States and generally tend to be significantly lower.

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Other Healthcare Laws

Other PRC Healthcare Laws

Advertising of Pharmaceutical Products

In accordance with the Interim Administrative Measures for the Censorship of Advertisements for Drugs, Medical Devices, Health Food and Formula Food for Special Medical Purposes effective from March 1, 2020, the State Administration for Market Regulation is responsible for organizing and guiding the censorship of advertisements for drugs, medical devices, health foods and formula foods for special medical purposes. Any advertisement for drugs, medical devices, health food or formula food for special medical purposes shall indicate the advertisement approval number in a prominent position. The validity period of the advertisement approval number for drugs, medical devices, health food and formula food for special medical purposes shall be consistent with the shortest period of validity of the product registration certificate, record-filing certificate, or production license. Where no period of validity is prescribed in the product registration certificate, record-filing certificate or production license, the period of validity of the advertisement approval number shall be two years.

Packaging of Pharmaceutical Products

According to the Measures for The Administration of Pharmaceutical Packaging, effective on September 1, 1988, pharmaceutical packaging must comply with the provisions of the national standard and professional standard. If there are no standards, the enterprise can formulate its own standard after obtaining the approval of the provincial level drug administration or bureau of standards. The enterprise shall reapply to the relevant authorities if it needs to change the packaging standard. Drugs without packing must not be sold in PRC (except for drugs needed by the army).

Labor Protection

Under the Labor Law of the PRC, effective on January 1, 1995 and subsequently amended on August 27, 2009 and December 29, 2018, the Labor Contract Law of the PRC, effective on January 1, 2008 and subsequently amended on December 28, 2012, and the Implementing Regulations of the Labor Contract Law of the PRC, effective on September 18, 2008, employers must establish a comprehensive management system to protect the rights of their employees, including a system governing occupational health and safety to provide employees with occupational training to prevent occupational injury, and employers are required to truthfully inform prospective employees of the job description, working conditions, location, occupational hazards and status of safe production as well as remuneration and other conditions as requested by the Labor Contract Law of the PRC.

Pursuant to the Law of Manufacturing Safety of the People's Republic of China effective on November 1, 2002 and subsequently amended on December 1, 2014 and September 1, 2021, manufacturers must establish a comprehensive management system to ensure manufacturing safety in accordance with applicable laws and regulations. Manufacturers not meeting relevant legal requirements are not permitted to commence their manufacturing activities.

Pursuant to the Administrative Measures for Production effective on March 1, 2011, manufacturers of pharmaceutical products are required to establish production safety and labor protection measures in connection with the operation of their manufacturing equipment and manufacturing process.

Pursuant to applicable PRC laws, rules and regulations, including the Social Insurance Law which became effective on July 1, 2011 and subsequently amended on December 29, 2018, the Interim Regulations on the Collection and Payment of Social Security Funds which became effective on January 22, 1999 and subsequently amended on March 24, 2019, the Interim Measures concerning the Maternity Insurance which became effective on January 1, 1995 and the Regulations on Work-related Injury Insurance which became effective on January 1, 2004 and were subsequently amended on December 20, 2010, employers are required to contribute, on behalf of their employees, to a number of social security funds, including funds for basic pension insurance, unemployment insurance, basic medical insurance, work-related injury insurance, and maternity insurance. If an employer fails to make social insurance contributions timely and in full, the social insurance collecting authority will order the employer to make up outstanding contributions within the prescribed time period and impose a late payment fee at the rate of 0.05% per day from the date on which the contribution becomes due. If such employer fails to make social insurance registration, the social insurance collecting authority will order the employer to correct within the prescribed time period. The relevant administrative department may impose a fine equivalent to three times the overdue amount and management personnel who are directly responsible can be fined RMB500 ($76.43) to RMB3,000 ($458.02) if the employer fails to correct within the prescribed time period.

Commercial Bribery

Medical production and operation enterprises involved in criminal, investigation or administrative procedure for commercial bribery will be listed in the Adverse Records of Commercial Briberies by provincial health and family planning administrative department. Pursuant to the Provisions on the Establishment of Adverse Records of Commercial Briberies in the Medicine Purchase and Sales Industry issued by the National Health and Family Planning Commission and effective on March 1, 2014, if medical production and operation enterprises are listed into the Adverse Records of Commercial Briberies for the first time, their production shall not be purchased by public medical institutions, and medical and health institutions receiving financial subsidies in local provincial regions for a period of two years following the publication of the Adverse Records, and public medical institutions, and medical and health institutions receiving financial subsidies in other provinces shall lower their rating in bidding or purchasing process. If medical production and operation enterprises are listed into the Adverse Records of Commercial Briberies twice or more times in five years, their production may not be purchased by public medical institutions, and medical and health institutions receiving financial subsidies nationwide in two years from public of the record.

The Chinese anti-bribery regulatory regime is evolving. On December 25, 2024, draft revisions to the Anti-Unfair Competition Law were published; proposed revisions include increasing maximum fines for bribery, introducing personal administrative liability for the legal representatives, principal persons in charge and directly responsible persons of business operators who commit commercial bribery, and introducing administrative penalties for the act of accepting bribes. On January 10, 2025, SAMR published the Compliance Guidelines on Preventing Commercial Bribery Risks for Pharmaceutical Enterprises which, among others, stipulate that pharmaceutical enterprises are the primary responsible entities for preventing their own commercial bribery risks, and that they should strengthen internal controls and compliance management to mitigate commercial bribery risks. Where a pharmaceutical enterprise discovers that its business operations involve commercial bribery risks, they are required to immediately cease such activities, and may internally or hire third-party professional institutions to conduct investigations.

Product Liability

In addition to the strict new drug approval process, certain PRC laws have been promulgated to protect the rights of consumers and to strengthen the control of medical products in the PRC. Under current PRC law, manufacturers and vendors of defective products in the PRC may incur liability for loss and injury caused by such products. Pursuant to the Civil Code of the PRC ("PRC Civil Code"), promulgated on May 28, 2020 and effective on January 1, 2021, a defective product which causes property damage or physical injury to any person may subject the manufacturer or vendor of such product to civil liability for such damage or injury.

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On February 22, 1993, the Product Quality Law of the PRC ("Product Quality Law"), was promulgated aiming to define responsibilities for product quality, to protect the legitimate rights and interests of the end-users and consumers and to strengthen the supervision and control of the quality of products. The Product Quality Law was amended by the Ninth National People's Congress on July 8, 2000 and was later amended by the Eleventh National People's Congress on August 27, 2009 and the Thirteenth National People's Congress on December 29, 2018. Pursuant to the amended Product Quality Law, manufacturers who produce defective products may be subject to civil or criminal liability and have their business licenses revoked.

The Law of the PRC on the Protection of the Rights and Interests of Consumers was promulgated on October 13, 1993 and was amended on October 25, 2013 to protect consumers' rights when they purchase or use goods and accept services. All business operators must comply with this law when they manufacture or sell goods and/or provide services to customers. Under the amendment on October 25, 2013, all business operators shall pay high attention to protect the customers' privacy which they obtain during the business operation. In addition, in extreme situations, pharmaceutical product manufacturers and operators may be subject to criminal liabilities under applicable laws of the PRC if their goods or services lead to the death or injuries of customers or other third parties.

Pursuant to the PRC Civil Code, if damages to other persons are caused by defective products that are resulted from the fault of a third party such as the parties providing transportation or warehousing, the producers and the sellers of the products have the right to recover their respective losses from such third parties. If defective products are identified after they have been put into circulation, the producers or the sellers shall take remedial measures such as issuance of warning, and recall of products, etc. in a timely manner. The producers or the sellers shall be liable under tort if they cause damages due to their failure to take remedial measures in a timely manner or have not made efforts to take remedial measures, thus causing damages. If the products are produced and sold with known defects, causing deaths or severe damage to the health of others, the infringed party shall have the right to claim respective punitive damages in addition to compensatory damages.

Other PRC National and Provincial-Level Laws and Regulations

We are subject to changing regulations under many other laws and regulations administered by governmental authorities at the national, provincial and municipal levels, some of which are or may become applicable to our business. Our hospital customers are also subject to a wide variety of laws and regulations that could affect the nature and scope of their relationships with us.

For example, regulations control the confidentiality of patients' medical information and the circumstances under which patient medical information may be released for inclusion in our databases, or released by us to third parties. These laws and regulations governing both the disclosure and the use of confidential patient medical information may become more restrictive in the future.

We also comply with numerous additional state and local laws relating to matters such as safe working conditions, manufacturing practices, environmental protection and fire hazard control. We believe that we are currently in compliance with these laws and regulations; however, we may be required to incur significant costs to comply with these laws and regulations in the future. Unanticipated changes in existing regulatory requirements or adoption of new requirements could therefore have a material adverse effect on our business, results of operations and financial condition.

Other U.S. Healthcare Laws

We may also be subject to healthcare regulation and enforcement by the U.S. federal government and the states where we may market our drug candidates, if approved. These laws include, without limitation, state and federal anti-kickback, fraud and abuse, false claims, privacy and security and physician sunshine laws and regulations.

Anti-Kickback Statute

The federal Anti-Kickback Statute prohibits, among other things, any person from knowingly and willfully offering, soliciting, receiving or providing remuneration, directly or indirectly, to induce either the referral of an individual, for an item or service, or the purchase or order of a good or service, for which payment may be made under federal healthcare programs such as the Medicare and Medicaid programs. The majority of states also have anti-kickback laws, which establish similar prohibitions and in some cases may apply to items or services reimbursed by any third-party payor, including commercial insurers. The Anti-Kickback Statute is subject to evolving interpretations. In the past, the government has enforced the Anti-Kickback Statute to reach large settlements with healthcare, pharmaceutical, and biotechnology companies based on a range of financial arrangements with physicians and other healthcare industry entities. A person or entity does not need to have actual knowledge of the Anti-Kickback Statute or specific intent to violate it in order to have committed a violation. Violations of the Anti-Kickback Statute can result in criminal, civil, or administrative liability. In addition, the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for the purposes of the federal False Claims Act.

False Claims

Additionally, the civil False Claims Act prohibits knowingly presenting or causing the presentation of a false, fictitious or fraudulent claim for payment to the U.S. government. Actions under the False Claims Act may be brought by the U.S. Attorney General or as a qui tam action by a private individual in the name of the government. Analogous state law equivalents may apply and may be broader in scope than the federal requirements. Violations of the False Claims Act can result in very significant monetary penalties and treble damages. The federal government is using the False Claims Act, and the accompanying threat of significant liability, in its investigation and prosecution of pharmaceutical and biotechnology companies throughout the United States, for example, in connection with the violations of the Anti-Kickback Statute, the promotion of products for unapproved uses and other sales and marketing practices. The government has obtained multi-million and multi-billion dollar settlements under the False Claims Act in addition to individual criminal convictions and corporate resolutions under applicable criminal statutes. Given the significant size of actual and potential settlements, it is expected that the government will continue to devote substantial resources to investigating healthcare providers' and manufacturers' compliance with applicable fraud and abuse laws.

The federal Health Insurance Portability and Accountability Act of 1996 ("HIPAA"), also created new federal criminal statutes that prohibit, among other actions, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, including private third-party payors, knowingly and willfully embezzling or stealing from a healthcare benefit program, willfully obstructing a criminal investigation of a healthcare offense, and knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services. Similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation.

Payments to Physicians

There has also been a recent trend of increased federal and state regulation of payments made to physicians and other healthcare providers. The Physician Payments Sunshine Act ("Sunshine Act"), which is a part of the Affordable Care Act, among other things, imposes annual reporting requirements on drug manufacturers for payments made by them to physicians and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members. Failure to submit required information may result in civil monetary penalties of up to an aggregate of $150,000 per year (or up to an aggregate of $1 million per year for "knowing failures"), for all payments, transfers of value or ownership or investment interests that are not timely, accurately and completely reported in an annual submission. Certain states also mandate implementation of compliance programs, impose restrictions on drug manufacturer marketing practices and/or require the tracking and reporting of gifts, compensation and other remuneration to physicians. The federal government has imposed penalties on companies that fail to appropriately report required information.

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Data Privacy and Security

We may also be subject to data privacy and security regulation by both the federal government and the states in which we conduct our business. HIPAA, as amended by the Health Information Technology and Clinical Health Act ("HITECH"), and their respective implementing regulations, including the final omnibus rule published on January 25, 2013, imposes specified requirements relating to the privacy, security and transmission of individually identifiable health information that apply to most U.S. health care providers with which we interact, such as our U.S. clinical trial sites. In addition, state laws, including, notably the CCPA and other comprehensive data privacy and security laws, govern the privacy and security of personal health information in certain circumstances, many of which differ from each other in significant ways, thus complicating compliance efforts.

PRC Regulation of Foreign Currency Exchange, Offshore Investment and State-Owned Assets

PRC Foreign Currency Exchange

Foreign currency exchange regulation in China is primarily governed by the following rules:

- Foreign Currency Administration Rules (1996), as last amended on August 5, 2008 ("Exchange Rules"); and

- Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996) ("Administration Rules").

Under the Exchange Rules, the renminbi is convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions. Conversion of renminbi for capital account items, such as direct investment, loan, security investment and repatriation of investment, however, is still subject to the SAFE's scrutiny.

Under the Administration Rules, foreign-invested enterprises may only buy, sell and/or remit foreign currencies at those banks authorized to conduct foreign exchange business after providing valid commercial documents and, in the case of capital account item transactions, obtaining approval from the SAFE. Capital investments by foreign-invested enterprises outside of China are also subject to limitations, which include approvals by the MOFCOM, the SAFE and the NDRC.

Pursuant to the Circular on Further Improving and Adjusting the Direct Investment Foreign Exchange Administration Policies ("Circular 59"), promulgated by the SAFE on November 19, 2012, effective on December 17, 2012, and amended in 2015, 2018 and 2019, approval is not required for the opening of and payment into foreign exchange accounts under direct investment, for domestic reinvestment with legal income of foreign investors in China. Circular 59 also simplified the capital verification and confirmation formalities for Chinese foreign-invested enterprises and the foreign capital and foreign exchange registration formalities required for the foreign investors to acquire the equities of Chinese party and other items. Circular 59 further improved the administration on exchange settlement of foreign exchange capital of Chinese foreign-invested enterprises.

Foreign Exchange Registration of Offshore Investment by PRC Residents

In July 2014, the SAFE issued the Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents to Engage in Offshore Investment and Financing and Round Trip Investment via Special Purpose Vehicles ("Circular 37"), and its implementation guidelines, which abolishes and supersedes the SAFE's Circular on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents to Engage in Financing and Round Trip Investment via Overseas Special Purpose Vehicles, or Circular 75. Pursuant to Circular 37 and its implementation guidelines, PRC residents (including PRC institutions and individuals) must register with local branches of the SAFE in connection with their direct or indirect offshore investment in an overseas special purpose vehicle ("SPV"), directly established or indirectly controlled by PRC residents for the purposes of offshore investment and financing with their legally owned assets or interests in domestic enterprises, or their legally owned offshore assets or interests. Such PRC residents are also required to amend their registrations with the SAFE when there is a significant change to the SPV, such as changes of the PRC individual resident's increase or decrease of its capital contribution in the SPV, or any share transfer or exchange, merger, division of the SPV. Failure to comply with the registration procedures set forth in Circular 37 may result in restrictions being imposed on the foreign exchange activities of the relevant onshore company, including the payment of dividends and other distributions to its offshore parent or affiliate, the capital inflow from the offshore entities and settlement of foreign exchange capital, and may also subject relevant onshore company or PRC residents to penalties under PRC foreign exchange administration regulations.

In February 2012, the SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plans of Overseas Publicly Listed Companies. Based on this regulation, directors, supervisors, senior management and other employees of domestic subsidiaries or branches of a company listed on an overseas stock market who are PRC citizens or who are non-PRC citizens residing in China for a continuous period of not less than one year, subject to a few exceptions, are required to register with the SAFE or its local counterparts by following certain procedures if they participate in any stock incentive plan of the company listed on an overseas stock market. Foreign exchange income received from the sale of shares or dividends distributed by the overseas listed company may be remitted into a foreign currency account of such PRC citizen or be exchanged into renminbi. Our PRC citizen employees who have been granted share options have been subject to these rules due to our admission to trading on the AIM market and the listing of our ADSs on Nasdaq.

Regulation on Investment in Foreign-invested Enterprises

Pursuant to PRC law, the registered capital of a limited liability company is the total capital contributions subscribed for by all the shareholders as registered with the company registration authority. A foreign-invested enterprise's total investment limit was previously approved by or filed with the MOFCOM or its local counterpart by reference to both its registered capital and expected investment scale. A foreign-invested enterprise was required to obtain approval from or file with the MOFCOM or its local counterpart for any increases to its total investment limit.

During 2019 and 2020, a series of reforms concerning foreign-invested enterprises came into effect, including but not limited to the Foreign Investment Law of the PRC, effective January 1, 2020; the Implementation Rules for the Foreign Investment Law, effective January 1, 2020, and Measures on Reporting of Foreign Investment Information, effective January 1, 2020. The reformed rules do not require foreign-invested enterprises to complete the abovementioned filing or approval with the MOFCOM in relation to total investment limits; rather, pursuant to Measures on Reporting of Foreign Investment Information, during enterprise incorporation and subsequent changes in commercial registration, foreign investors and foreign-invested enterprises (as applicable) shall submit investment information to the MOFCOM or its local counterpart.

The difference between the total investment limit and the registered capital of a foreign-invested enterprise or the cross-border financing risk weighted balance calculated based on a formula by the PBOC represents the foreign debt financing quota to which the foreign-invested enterprise is entitled (i.e., the maximum amount of debt which the company may borrow from a foreign lender).

In accordance with these regulations, we and our joint venture partners have contributed financing to our PRC subsidiaries and joint ventures in the form of capital contributions up to the registered capital amount and/or in the form of shareholder loans up to the foreign debt quota. According to the financing needs of our PRC subsidiaries and joint ventures, we and our joint venture partners have requested and received approvals (where necessary) from the government authorities for increases to the total investment limit for certain of our PRC subsidiaries and joint ventures from time to time. As a result, these regulations have not had a material impact to date on our ability to finance such entities.

The Company Law of the PRC was amended on December 29, 2023 (such amendment, the "Revised Company Law"), and will take effect on July 1, 2024. Foreign-invested companies must comply with the Revised Company Law, unless otherwise stipulated. Among others, the Revised Company Law introduces a rule requiring the registered capital of limited liability companies to be fully paid within five years, which applies to all PRC limited liability companies. Companies incorporated before the promulgation and implementation of the Revised Company Law are required to gradually adjust to meet the deadline. In consequence, we may be required to accelerate payment of capital contributions towards the registered capital of our PRC subsidiaries and joint ventures. Specific implementation measures of the Revised Company Law shall be prescribed by the State Council, of which, as of the date of this annual report, final versions are yet to be released.

Regulation on Dividend Distribution

The principal regulations governing distribution of dividends paid by wholly foreign-owned enterprises include:

- Company Law of the PRC (1993), as amended in 1999, 2004, 2005, 2013 and 2018;

- Foreign Investment Law of the PRC; and

- Implementation Rules for the Foreign Investment Law.

- Under these laws and regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise in China is required to set aside at least 10.0% of its after-tax profit based on PRC accounting standards each year to its general reserves until the accumulative amount of such reserves reach 50.0% of its registered capital. These reserves are not distributable as cash dividends.

Filings and Approvals Relating to State-Owned Assets

Pursuant to applicable PRC state-owned assets administration laws and regulations, incorporating a joint venture that will have investments of assets that are both state-owned and non-state-owned, investing in an entity that was previously owned by a state-owned enterprise and restructuring an enterprise ultimately owned by the general public require the performance of an assessment of the relevant state-owned assets and the filing of the assessment results with the competent state-owned assets administration, finance authorities or other regulatory authorities and, if applicable, the receipt of approvals from such authorities.

Our joint venture partner was required to perform a state-owned asset assessment when Shanghai Hutchison Pharmaceuticals was incorporated and our joint venture partner contributed state-owned assets, and when we invested in our Distribution Business, which was previously wholly-owned by Sinopharm, a state-owned enterprise. In addition, our Distribution Business was required to perform a state-owned asset assessment when our Distribution Business restructured from an enterprise ultimately owned by the general public into a limited liability enterprise. In all four instances, our joint venture partners have informed us that they or our Distribution Business have duly filed the relevant state-owned asset assessment results with, and obtained the requisite approvals from, the relevant governmental authorities as required by the foregoing laws and regulations. Accordingly, we believe that such joint ventures are in full compliance with all applicable laws and regulations governing the administration and restructuring of state-owned assets, although we are currently unable to obtain copies of certain filing and approval documents from our joint venture partners due to their internal confidentiality constraints. We have not received any notice of warning or been subject to any penalty or other disciplinary action from the relevant governmental authorities with respect to the applicable laws and regulations governing the administration and restructuring of state-owned assets.

C. Organizational Structure

The chart below shows our organizational structure, including our principal subsidiaries and joint ventures, as of February 15, 2025.



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Notes:

(1) Employees and former employees of HUTCHMED Limited hold the remaining 0.2% shareholding in HUTCHMED Holdings Limited.

(2) Held through HUTCHMED Investment (HK) Limited. HUTCHMED Limited's revenue generated by sales of, and royalties, manufacturing costs and services fees in connection with, our current and future internally developed drug candidates are allocated to the Oncology/Immunology operations.

(3) Held through our 100.0% subsidiary Shanghai HUTCHMED Investment (HK) Limited. Shanghai Pharmaceuticals Holding Co., Limited is the other 50.0% joint venture partner.

(4) Sinopharm Group Co. Limited is the other 49.0% joint venture partner.

(5) Formerly known as "Hutchison Whampoa Sinopharm Pharmaceuticals (Shanghai) Company Limited".

D. Property, Plants and Equipment

We are headquartered in Hong Kong where we have our main administrative offices.

We rent and operate a 4,968 square meter manufacturing facility that complies with applicable GMP standards for fruquintinib and surufatinib in Suzhou, Jiangsu Province in Eastern China, and own a 5,024 square meter facility in Shanghai which houses research and development operations. We lease 9,080 square meters of office and lab space in Shanghai which houses HUTCHMED Limited's management and staff. In 2020, we entered into a 50-year land use rights agreement for a 28,771 square meter site in Shanghai. We have recently completed the construction of an almost 55,000 square meter large-scale manufacturing facility for innovative drugs on the site. The Shanghai manufacturing facility has successfully passed an inspection by the local regulatory agency and was issued the Drug Manufacturing Permit in 2023. The clinical manufacturing and technology transfer for some of our commercial products are underway in our new facility. The Shanghai factory will be our largest manufacturing facility, with a production capacity estimated to be five times that of our facility in Suzhou.

We also lease a 2,992 square foot office in Florham Park, New Jersey to house our U.S.-based clinical and regulatory staff.

Our non-consolidated joint venture, Shanghai Hutchison Pharmaceuticals, operates a 78,000 square meter large-scale research and development and manufacturing facility in Shanghai for which it has obtained land use rights and property ownership certificates.

Our and our joint ventures' manufacturing operations consist of bulk manufacturing and formulation, fill, and finishing activities that produce products and drug candidates for both clinical and commercial purposes. Our manufacturing capabilities have a large operation scale for our own-brand products. See "—Other Ventures—Shanghai Hutchison Pharmaceuticals" for more details on our manufacturing operations.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

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ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations together with Item 3.A. "Selected Financial Data," our consolidated financial statements and the related notes and our non-consolidated joint ventures' consolidated financial statements and the related notes appearing elsewhere in this annual report. This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended ("Securities Act"), and Section 21E of the Exchange Act, including, without limitation, statements regarding our expectations, beliefs, intentions or future strategies that are signified by the words "expect," "anticipate," "intend," "believe," or similar language. All forward-looking statements included in this annual report are based on information available to us on the date hereof, and we assume no obligation to update any such forward-looking statements. In evaluating our business, you should carefully consider the information provided under Item 3.D. "Risk Factors." Actual results could differ materially from those projected in the forward-looking statements.

A. Operating Results.

Overview

We are a global commercial-stage biopharmaceutical company focused on the discovery, development and commercialization of targeted therapies and immunotherapies for the treatment of patients with cancer and immunological diseases. We conduct our business through our Oncology/Immunology and Other Ventures operations.

Through our Oncology/Immunology operations, our team of approximately 890 scientists and staff has created, developed and in-licensed a deep portfolio of more than 20 drug candidates. We have advanced more than 13 oncology drug candidates to clinical trials in China, with three also in active clinical development in the United States and Europe. We have brought three of our internally developed drugs, savolitinib, fruquintinib and surufatinib (marketed as Orpathys, Elunate and Sulanda, respectively) to patients in China including Macau and Hong Kong. Fruquintinib also received marketing approval in the United States in 2023 and Europe and Japan in 2024 (marketed as Fruzaqla). Moreover, tazemetostat has been approved and launched in Hainan Pilot Zone, Macau and Hong Kong. We also have additional drug candidates in earlier stage clinical development (Phase I/Ib and Phase Ib/II proof-of-concept studies) and several advanced pre-clinical drug candidates. These drug candidates are being developed to treat a wide spectrum of diseases, including solid tumors, hematological malignancies and immunological diseases which we believe may address unmet medical needs and represent large commercial opportunities. Our success in research and development has led to partnerships with leading global pharmaceutical companies, including AstraZeneca, Eli Lilly and Takeda. We and our collaboration partners have invested approximately $2.1 billion in our Oncology/Immunology operations as of December 31, 2024, with almost all of these funds used for research and development expenses for the development of our drug candidates. Net loss attributable to our company from our Oncology/Immunology operations was $385.4 million for the year ended December 31, 2022, net income attributable to our company from our Oncology/Immunology operations was $51.2 million for the year ended December 31, 2023 and net loss attributable to our company from our Oncology/Immunology operations was $24.6 million for the year ended December 31, 2024.

In addition, we have built large-scale and profitable drug marketing and distribution capabilities through subsidiaries and a joint venture in our Other Ventures, which primarily manufacture, market and distribute prescription drugs and healthcare products in China. Net income attributable to our company generated from our Other Ventures operations was $54.6 million, $50.3 million and $47.7 million for the years ended December 31, 2022, 2023 and 2024, respectively. In addition to helping fund our Oncology/Immunology operations, we utilize the know-how from our Other Ventures to support the commercialization of our internally developed Oncology/Immunology products in China.

Our consolidated revenue was $426.4 million, $838.0 million and $630.2 million for the years ended December 31, 2022, 2023 and 2024, respectively. Net loss attributable to our company was $360.8 million for the years ended December 31, 2022 and net income attributable to our company was $100.8 million and $37.7 million for the years ended December 31, 2023 and 2024, respectively.

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We continue to deliver on our strategy to create value, prioritize our portfolio and bring innovative medicines to patients globally. To focus on our core business of discovering, developing and commercializing novel therapies for the treatment of cancers and immunological diseases including the advancement of next-generation ATTC programs, we have been exploring opportunities to monetize the underlying value of our joint venture. In December 2024, we entered into sale and purchase agreements ("SPA") to sell aggregate 45% equity interest in our joint venture out of our current 50% equity interest. For more information on the transactions, see "Key Components of Results of Operations—Equity in Earnings of Equity Investees."

Basis of Presentation

Our consolidated statements of operations data presented herein for the years ended December 31, 2024, 2023 and 2022 and our consolidated balance sheet data presented herein as of December 31, 2024 and 2023 have been derived from our audited consolidated financial statements, which were prepared in accordance with US GAAP, and should be read in conjunction with those statements which are included elsewhere in this annual report.

We have two strategic operations, Oncology/Immunology and Other Ventures, that offer different products and services. Our Shanghai Hutchison Pharmaceuticals joint venture under our Other Ventures operations is accounted for under the equity accounting method as non-consolidated entity in our consolidated financial statements, and the consolidated financial statements of Shanghai Hutchison Pharmaceuticals were prepared in accordance with IFRS as issued by the IASB and audited under auditing standards generally accepted in the United States and included elsewhere in this annual report. The presentation of financial data for our business units excludes certain unallocated costs attributed to expenses incurred by our corporate head office. For more information on our corporate structure, see Item 4.A. "History and Development of the Company."

Factors Affecting our Results of Operations

Research and Development Expenses

We believe our ability to successfully develop innovative drug candidates through our Oncology/Immunology operations will be the primary factor affecting our long-term competitiveness, as well as our future growth and development. Creating high quality global first-in-class or best-in-class drug candidates requires significant investment of resources over a prolonged period of time, and a core part of our strategy is to continue making sustained investments in this area. As a result of this commitment, our pipeline of drug candidates has been steadily advancing and expanding, with 13 in active clinical development. In addition, we are proactively making a strategic shift to focus on the most advanced assets from our internal developed pipeline, that are most likely to drive near-term value. For more information on the nature of the efforts and steps necessary to develop our drug candidates, see Item 4.B. "Business Overview—Our Clinical Pipeline" and "Business Overview—Regulations."

The drug candidates of our Oncology/Immunology operations are still in development, and we have incurred and will continue to incur significant research and development costs for pre-clinical studies and clinical trials. We expect that our research and development expenses will significantly increase in future periods in line with the advancement and expansion of the development of our drug candidates.

Research and development expenses include:

- employee compensation related expenses, including salaries, benefits and equity compensation expense;

- expenses incurred for payments to CROs, investigators and clinical trial sites that conduct our clinical studies;

- the cost of acquiring, developing, and manufacturing clinical study materials;

- facilities, depreciation, and other expenses, which include office leases and other overhead expenses; and

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- costs associated with pre-clinical activities and regulatory operations.

Research and development expenses incurred by our Oncology/Immunology operations totaled $386.9 million, $302.0 million and $212.1 million for the years ended December 31, 2022, 2023 and 2024, respectively, representing approximately 90.7%, 36.0% and 33.7% of our total consolidated revenue for the respective period. These research and development figures do not include payments made by our collaboration partners directly to third parties to help fund the research and development of our drug candidates.

We have been able to fund the research and development expenses for our Oncology/Immunology operations via a range of sources, including revenue generated from our commercialized drugs, payments received from our collaboration partners, cash flows generated from our Other Ventures including dividend payments and divestment proceeds, the proceeds raised from our initial public offering and follow-on offerings on the AIM, Nasdaq and the SEHK, investments from other third parties and bank borrowings.

This diversified approach to funding allows us to not depend on any one method of funding for our research and development activities, thereby reducing the risk that sufficient financing will be unavailable as we continue to accelerate the development of our drug candidates.

For more information on the research and development expenses incurred for the development of our drug candidates, see "—Key Components of Results of Operations—Cost of Revenue and Operating Expenses—Research and Development Expenses."

Our Ability to Commercialize Our Drug Candidates

Our ability to generate revenue from our drug candidates depends on our ability to successfully complete clinical trials for our drug candidates and obtain regulatory approvals for them in the United States, Europe, China and other major markets.

We believe that our globally-facing strategy of focusing on drug development for novel but relatively well-characterized targets and for validated targets, in combination with our development of multiple drug candidates concurrently and testing them for multiple indications and in combinations with other drugs, enhances the likelihood that our research and development efforts will yield successful drug candidates. Nonetheless, we cannot be certain if any of our drug candidates will receive new or additional regulatory approvals. Even if such approvals are granted, we will need to thereafter establish manufacturing supply and engage in extensive marketing prior to generating any revenue from such drugs. The effectiveness of our marketing will depend on the efforts of our dedicated oncology team in China and our collaboration partners in the rest of the world. The ultimate commercial success of our drugs will depend on their acceptance by patients, the medical community and third-party payors and their ability to compete effectively with other therapies on the market.

To date, surufatinib and savolitinib have been approved for sale in China and fruquintinib has been approved for sale in China, the U.S., E.U., Japan, Argentina, Switzerland, Canada, United Kingdom, Australia, Singapore, Israel, South Korea and the United Arab Emirates.

Our manufacturing site in Suzhou produces both clinical and commercial supplies of fruquintinib and surufatinib. With the establishment of our new manufacturing site in Pudong, Shanghai, which is expected to increase our manufacturing capacity by over five times, all our clinical supplies have completed technical transfer and are now coming from our Shanghai factory. Our commercial supplies have gradually migrated to this Shanghai factory. In the end of 2024, our first commercial batch of savolitinib, which previously relied on third-party manufacturer, was produced in our Shanghai factory and supplied to our partner. Beginning in October 2020, we assumed responsibility for the development and execution of all on-the-ground medical detailing, promotion and local and regional marketing activities in China for Elunate. Sulanda is marketed by us in China without the support of a collaboration partner. However, we have a limited history of commercializing our internally developed drug candidates, which makes it difficult to evaluate our future prospects.

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The competitive environment is also an important factor with the commercial success of our potential global first-in-class products, such as sovleplenib, depending on whether we are able to gain regulatory approvals and quickly bring such products to market ahead of competing drug candidates being developed by other companies.

For our drug candidates where we retain all rights worldwide, currently including surufatinib, sovleplenib, amdizalisib, HMPL-306, HMPL-760, HMPL-453, HMPL-295, HMPL-653, HMPL-A83, HMPL-415 and HMPL-506, we will be able to retain all the profits if any of them are successfully commercialized and remain unpartnered, though we will need to bear all the costs associated with such drug candidates. Conversely, as discussed below, for our drug candidates which are subject to collaboration partnerships, our collaboration partners provide funding for development of the drug candidates but are entitled to retain a significant portion of any revenue generated by such drug candidates.

Our Collaboration Partnerships

Our results of operations have been, and we expect them to continue to be, affected by our collaborations with third parties for the development and commercialization of certain of our drug candidates. Currently, these include savolitinib (global collaboration with AstraZeneca) and fruquintinib (collaboration with Eli Lilly in China and with Takeda outside of China). In addition to providing us with clinical and regulatory support, the payments received from these collaborations have been critical to our ability to develop and quickly advance the pre-clinical and clinical studies of multiple drug candidates concurrently.

In particular, our partners cover a portion of our research and development costs for drug candidates developed in collaboration with them. In addition, under our collaboration agreements with AstraZeneca, Eli Lilly and Takeda, we received upfront payments upon our entry into such agreements and milestone payments upon the achievement of certain development and regulatory milestones, payments for our provision of research and development services for the relevant drug candidate as well as commercial milestones and royalties. Revenue recognized in our consolidated financial statements from such agreements with AstraZeneca, Eli Lilly and Takeda totaled $129.4 million, $482.0 million and $308.0 million for the years ended December 31, 2022, 2023 and 2024, respectively.

Moreover, we have entered into, and may consider entering in the future, in-licensing arrangements to expand and complement our existing portfolio of novel oncology assets under which we may be obligated to make upfront, milestone and royalty payments. For example, in August 2021, we entered into an in-licensing agreement with Epizyme (a subsidiary of Ipsen Pharma SAS) to collaborate in research, development, manufacturing and commercialization of tazemetostat in Greater China, the licensed territory. In connection with this collaboration, Epizyme received a $25 million upfront payment and another $5 million milestone payment to date and is eligible to receive up to $105 million in additional development and regulatory milestone payments and up to $175 million in additional sales milestone payments. Epizyme is also eligible to receive tiered royalties of mid-teen to low-twenties percent based on annual net sales of tazemetostat in the licensed territory.

The achievement of milestones for our and in-licensed drug candidates, which is dependent on the outcome of clinical studies, is subject to a high degree of uncertainty and, as a result, we cannot reasonably estimate when we can expect to receive or incur future milestone payments, revenue from related product sales, or other relevant income or expenses or at all. If we are unable to achieve development milestones for our drug candidates or if our partners were to terminate their collaborative agreements with us, payments for research and development services could also be affected.

For more information regarding our collaboration agreements, see Item 4.B. "Business Overview—Overview of Our Collaborations."

China Government Insurance Reimbursement and Drug Pricing Policies

Our revenue is affected by the sales volume and pricing of our current and future internally developed drug candidates, if approved. Eligible participants in the government-sponsored medical insurance programs in China are entitled to reimbursement for varying percentages of the cost for any medicines that are included in applicable reimbursement lists. Factors that affect the inclusion of medicines in China's NRDL and any other applicable reimbursement list may include whether the medicine is consumed in large volumes and commonly prescribed for clinical use in China and whether it is considered to be important in meeting the basic healthcare needs of the general public. For more information, see Item 4.B. "Business Overview—Coverage and Reimbursement—PRC Coverage and Reimbursement." The inclusion of a medicine in the NRDL or other applicable reimbursement lists can substantially improve the sales volume of the medicine due to the availability of third-party reimbursements. On the other hand, such inclusion may also subject it to centralized procurement processes. The National Healthcare Security Administration has stated that centralized procurement will focus on NRDL-listed and costly-to-procure drugs. Centralized procurement may negatively affect the retail price of our drug candidates. On balance, we believe that, if priced appropriately, the benefit of the inclusion of our drug candidates in the NRDL and other applicable reimbursement lists outweighs the cost of such inclusion. Elunate was added to the NRDL in January 2020 at approximately 60% discount to its initial retail price, renewed for an additional two-year term starting in January 2022 at a discount of 5% relative to the prior NRDL price and renewed again in January 2024 on the same terms. Sulanda was included in the NRDL starting in January 2022 at a 52% discount on its main dosage form, relative to its 2021 initial retail price and renewed in January 2024 on the same terms. Orpathys has been included in the NRDL since March 1, 2023 at a 38% discount relative to the self-pay price and was renewed in January 2025 on the same terms for another two years.

Revenue from our Other Ventures, including the revenue of our non-consolidated joint venture Shanghai Hutchison Pharmaceuticals, is affected by the sales volume and pricing of their own-brand and third-party prescription pharmaceutical products. The sales volume of the products sold by these businesses is driven in part by the level of Chinese government spending on healthcare and the coverage of Chinese government medical insurance schemes, which is correlated with patient reimbursements for drug purchases, all of which have increased significantly in recent years as part of healthcare reforms in China. The sales volume of pharmaceutical products in China is also influenced by their representation on the NRDL, which determines eligibility for drug reimbursement, as well as their representation on the National Essential Medicines List, which mandates distribution of drugs in China. Substantially all pharmaceutical products manufactured and sold by Shanghai Hutchison Pharmaceuticals were capable of being reimbursed under the NRDL as of December 31, 2024. There were 21 of its drugs included in the National Essential Medicine List, of which two were in active production as of December 31, 2024. She Xiang Bao Xin pills, Shanghai Hutchison Pharmaceuticals' top-selling drug, is one of the few proprietary drugs included on the National Essential Medicines List.

The NRDL and the National Essential Medicines List are subject to revision by the government from time to time, and our results could be materially and adversely affected if any of our products are removed from the NRDL or the National Essential Medicines List. For more information, see Item 3.D. "Risk Factors—Risks Relating to Sales of our Internally Developed Drugs and Other Drugs—Reimbursement may not be available for the products currently sold through our Oncology/Immunology and Other Ventures operations or our drug candidates in China, the U.S. or other countries, which could diminish our sales or affect our profitability."

In addition, the pricing of Shanghai Hutchison Pharmaceuticals' prescription drugs is influenced by the outcomes of periodic provincial and municipal tender processes organized by the various provincial or municipal government agencies in China. For more information, see Item 4.B. "Business Overview—Coverage and Reimbursement—PRC Coverage and Reimbursement."

Ability to Effectively Market Own-Brand and Third-Party Drugs

A key component of our Other Ventures operations is the extensive prescription drugs marketing network operated by our joint ventures Shanghai Hutchison Pharmaceuticals and our Distribution Business, which includes over 2,300 medical sales representatives covering hospitals in about 290 cities and towns in China. Our results of operations are impacted by the effectiveness of this network, including the ability of Shanghai Hutchison Pharmaceuticals to generate sales of She Xiang Bao Xin pills, which represented approximately 92%, 90% and 92% of its total revenue for the years ended December 31, 2022, 2023 and 2024, respectively. In addition, in recent years our Distribution Business has been increasingly focused on providing distribution and commercialization services for prescription drugs licensed from third parties, and we have established our oncology drug sales team which we utilize to market our internally developed and approved drugs throughout China.

If the marketing efforts of these joint ventures to doctors and hospitals are not successful, our revenue and profitability may be negatively affected. Moreover, if we are unsuccessful in marketing any third party drugs, it may adversely affect our ability to enter into commercialization arrangements on acceptable terms, gain rights to market additional third-party drugs or prevent us from expanding the geographic scope of existing arrangements.

Seasonality

The results of operations of our Other Ventures operations are also affected by seasonal factors. Our Other Ventures operations typically experience higher profits in the first half of the year due to the sale cycles of our distributors, whereby they typically increase their inventories at the beginning of each year. In addition, in the second half of each year, our Other Ventures operations typically spend more on marketing activities to help reduce such inventory held by distributors. We do not experience material seasonal variations in the results of our Oncology/Immunology operations.

Critical Accounting Policies and Significant Judgments and Estimates

Our discussion and analysis of operating results and financial condition are based upon our consolidated financial statements. The preparation of consolidated financial statements requires us to estimate the effect of various matters that are inherently uncertain as of the date of the consolidated financial statements. Each of these required estimates varies with regard to the level of judgment involved and its potential impact on our reported financial results. Estimates are deemed critical when a different estimate could have reasonably been used or where changes in the estimates are reasonably likely to occur from period to period, and a different estimate would materially impact our financial position, changes in financial position or results of operations. Our significant accounting policies are discussed under note 3 to our consolidated financial statements included in this annual report. We believe the following critical accounting policies are affected by significant judgments and estimates used in the preparation of our consolidated financial statements and that the judgments and estimates are reasonable.

Revenue Recognition— Goods and Services

We generate revenue from (1) sales of goods, which are the manufacture or purchase and distribution of pharmaceutical products and other healthcare products and (2) provision of services, which are the provision of sales, distribution and marketing services to pharmaceutical manufacturers. We evaluate whether we are the principal or agent for these contracts. Where we obtain control of the goods for distribution, we are the principal (i.e. recognizes sales of goods on a gross basis). Where we do not obtain control of the goods for distribution, we are the agent (i.e. recognizes provision of services on a net basis). Control is primarily evidenced by taking physical possession and inventory risk of the goods.

197

Revenue from sales of goods is recognized when the customer takes possession of the goods. We have determined that this usually occurs upon completed delivery of the goods to the customer site. The amount of revenue recognized is adjusted for expected sales incentives as stipulated in the contract, which are generally issued to customers as direct discounts at the point of sale or indirectly in the form of rebates. Sales incentives are estimated using the expected value method. Additionally, sales are generally made with a limited right of return under certain conditions. Revenue are recorded net of provisions for sales discounts and returns.

Revenue from provision of services is recognized when the benefits of the services transfer to the customer over time, which is based on the proportionate value of services rendered as determined under the terms of the relevant contract. Additionally, when the amounts that can be invoiced correspond directly with the value to the customer for performance completed to date, we recognize revenue from provision of services based on amounts that can be invoiced to the customer.

Deferred revenue is recognized if consideration is received in advance of transferring control of the goods or rendering of services. Accounts receivable is recognized if the Group has an unconditional right to bill the customer, which is generally when the customer takes possession of the goods or services are rendered. Payment terms differ by subsidiary and customer, but generally range from 45 to 180 days from the invoice date.

Revenue Recognition— License and Collaboration Contracts

Our Oncology/Immunology reportable segment includes revenue from license and collaboration contracts, which generally contain multiple performance obligations including (1) the licenses to the development, commercialization and manufacture rights of a drug compound, (2) the research and development services for each specified treatment indication, and (3) other deliverables, which are accounted for separately if they are distinct, i.e. if a product or service is separately identifiable from other items in the arrangement and if a customer can benefit from it on its own or with other resources that are readily available to the customer.

The transaction price generally includes fixed and variable consideration in the form of upfront payment, research and development cost reimbursements, contingent milestone payments and sales-based royalties. Contingent milestone payments are not included in the transaction price until it becomes probable that a significant reversal of revenue will not occur, which is generally when the specified milestone is achieved. The allocation of the transaction price to each performance obligation is based on the relative standalone selling prices of each performance obligation determined at the inception of the contract. We estimate the standalone selling prices based on the income approach and cost plus margin approach. Control of the license to the drug compounds transfers at the inception date of the collaboration agreements and consequently, amounts allocated to this performance obligation are generally recognized at a point in time. Conversely, research and development services for each specified indication are performed over time and amounts allocated to these performance obligations are generally recognized over time using a percentage-of-completion method. We have determined that research and development expenses provide an appropriate depiction of measure of progress for the research and development services. Changes to estimated cost inputs may result in a cumulative catch-up adjustment. Royalty revenue is recognized as future sales occur as they meet the requirements for the sales-based royalty exception.

Deferred revenue is recognized if allocated consideration is received in advance of the rendering of research and development services or earning royalties on future sales. Accounts receivable is recognized based on the terms of the contract and when we have an unconditional right to bill the customer, which is generally when research and development services are rendered.

Share-based Compensation

We recognize share-based compensation expense on share options granted to employees and directors based on their estimated grant date fair value using the Polynomial and Monte Carlo simulation models. Determining the fair value of share options requires the use of subjective assumptions. These models use various inputs to measure fair value, including the market value of our underlying shares at the grant date, contractual terms, estimated volatility, risk-free interest rates and expected dividend yields. The assumptions in determining the fair value of share options are highly subjective and represent our best estimates, which involve inherent uncertainties and the application of judgment. As a result, if factors change and different assumptions are used, our level of share-based compensation could be materially different in the future.

We recognize share-based compensation expense in the consolidated statements of operations on a graded vesting basis over the requisite service period, and account for forfeitures as they occur.

Impairment of Long-lived Assets

We evaluate the recoverability of long-lived assets in accordance with authoritative guidance on accounting for the impairment or disposal of long-lived assets.

We evaluate long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of these assets may not be recoverable. Indicators that we consider in deciding when to perform an impairment review include significant under-performance of a business or product line in relation to expectations, significant negative industry or economic trends, and significant changes or planned changes in our use of the assets.

If indicators of impairment exist, the first step of the impairment test is performed to assess if the carrying value of the net asset group exceeds the undiscounted cash flows of the asset group. If yes, the second step of the impairment test is performed in order to determine if the carrying value of the net asset group exceeds the fair value. If yes, impairment is recognized for the excess.

Allowance for Current Expected Credit Losses

We estimate our allowance for current expected credit losses ("CECLs") based on an expected loss model, which requires the consideration of forward-looking economic variables and conditions in the portfolio groups of receivables.

We estimate our allowances for CECLs for accounts receivables, other receivables (except for prepayments) and amounts due from related parties by considering past events, including any historical default, current economic conditions and certain forward-looking information, including reasonable and supportable forecasts. The methodologies that the Group uses to estimate the allowance for CECLs for accounts receivables, other receivables (except for prepayments) and amounts due from related parties are as follows:

Individually evaluated—we review all accounts receivables, other receivables (except for prepayments) and amounts due from related parties considered at risk on a timely basis and perform an analysis based upon current information available about the customers and other debtors, which may include financial statements, news reports, published credit ratings as well as collateral net of repossession cost, prior collection history and current and future expected economic conditions. Using this information, we determine the expected cash flow for the accounts receivables, other receivables (except for prepayments) and amounts due from related parties and calculate an estimate of the potential loss and the probability of loss. For those accounts for which the loss is probable, we record a specific allowance.

Collectively evaluated—we determine our allowance for CECLs for collectively evaluated accounts receivables, other receivables (except for prepayments) and amounts due from related parties based on appropriate groupings.

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We consider forward-looking macroeconomic variables, which may include but not limited to gross domestic product, and consumer price index when quantifying the impact of economic forecasts on our allowance for expected credit losses. Macroeconomic variables may vary based on historical experiences, portfolio composition and current environment. We also consider the impact of current conditions and economic forecasts relating to specific industries and client-credit ratings, in addition to performing a qualitative review of credit risk factors across the portfolio. Forward-looking estimates require the use of judgment, particularly in times of economic uncertainty.

Recent Accounting Pronouncements

See note 3 to our consolidated financial statements included in this annual report for information regarding recent accounting pronouncements.

Key Components of Results of Operations

The following tables set forth our selected consolidated financial data. We have derived the selected consolidated statements of operations data for the years ended December 31, 2024, 2023 and 2022 and the selected consolidated balance sheet data as of December 31, 2024 and 2023 from our audited consolidated financial statements, which were prepared in accordance with US GAAP and are included elsewhere in this annual report. The following selected consolidated financial data for the years ended December 31, 2021 and 2020 and as of December 31, 2022, 2021 and 2020 have been derived from our audited consolidated financial statements for those years, which were prepared in accordance with US GAAP and are not included in this annual report.

200

	Year Ended December 31,				
	2024	**2023**	**2022**	**2021**	**2020**
	$'000 (except share and per share data)				
Consolidated statement of operations data:					
Revenue					
Goods—third parties	401,382	388,924	314,329	266,199	203,606
—related parties	3,854	8,264	5,293	4,256	5,484
Services —commercialization—third parties	52,485	48,608	41,275	27,428	3,734
—research and development—related parties	471	481	507	525	491
—collaboration research and development—third parties	57,968	80,397	23,741	18,995	9,771
Other collaboration revenue—royalties—third parties	71,041	32,470	26,310	15,064	4,890
—licensing—third parties	43,000	278,855	14,954	23,661	—
Total revenue	**630,201**	**837,999**	**426,409**	**356,128**	**227,976**
Operating expenses					
Cost of goods—third parties	(294,918)	(331,984)	(268,698)	(229,448)	(178,828)
Cost of goods—related parties	(1,861)	(4,777)	(3,616)	(3,114)	(3,671)
Cost of services—commercialization—third parties	(52,105)	(47,686)	(38,789)	(25,672)	(6,020)
Research and development expenses	(212,109)	(302,001)	(386,893)	(299,086)	(174,776)
Selling expenses	(48,617)	(53,392)	(43,933)	(37,827)	(11,334)
Administrative expenses	(64,296)	(79,784)	(92,173)	(89,298)	(50,015)
Total operating expenses	**(673,906)**	**(819,624)**	**(834,102)**	**(684,445)**	**(424,644)**
	(43,705)	**18,375**	**(407,693)**	**(328,317)**	**(196,668)**
Gain on divestment of an equity investee	—	—	—	121,310	—
Other income/(expense)					
Interest income	40,080	36,145	9,599	2,076	3,236
Other income	10,274	12,949	1,833	2,426	4,600
Interest expense	(2,872)	(759)	(652)	(592)	(787)
Other expense	(4,884)	(8,402)	(13,509)	(12,643)	(115)
Total other income/(expense)	**42,598**	**39,933**	**(2,729)**	**(8,733)**	**6,934**
(Loss)/income before income taxes and equity in earnings of equity investees	**(1,107)**	**58,308**	**(410,422)**	**(215,740)**	**(189,734)**
Income tax (expense)/benefit	(7,192)	(4,509)	283	(11,918)	(4,829)
Equity in earnings of equity investees, net of tax	46,469	47,295	49,753	60,617	79,046
Net income/(loss)	**38,170**	**101,094**	**(360,386)**	**(167,041)**	**(115,517)**
Less: Net income attributable to non-controlling interests	(441)	(314)	(449)	(27,607)	(10,213)
Net income/(loss) attributable to the Company	**37,729**	**100,780**	**(360,835)**	**(194,648)**	**(125,730)**
Earnings/(losses) per share attributable to the Company ($ per share)					
—basic	0.04	0.12	(0.43)	(0.25)	(0.18)
—diluted	0.04	0.12	(0.43)	(0.25)	(0.18)
Number of shares used in per share calculation					
—basic	855,351,683	849,654,296	847,143,540	792,684,524	697,931,437
—diluted	872,829,129	869,196,348	847,143,540	792,684,524	697,931,437
Net income/(loss)	**38,170**	**101,094**	**(360,386)**	**(167,041)**	**(115,517)**
Other comprehensive (loss)/income					
Foreign currency translation (loss)/gain	(3,753)	(6,592)	(8,469)	2,964	9,530
Total comprehensive income/(loss)	**34,417**	**94,502**	**(368,855)**	**(164,077)**	**(105,987)**
Less: Comprehensive (income)/loss attributable to non-controlling interests	(110)	39	545	(28,029)	(11,413)
Total comprehensive income/(loss) attributable to the Company	**34,307**	**94,541**	**(368,310)**	**(192,106)**	**(117,400)**

	2024	**2023**	**2022**	**2021**	**2020**
Consolidated balance sheet data:					
Cash and cash equivalents	153,958	283,589	313,278	377,542	235,630
Short-term investments	682,152	602,747	317,718	634,158	199,546
Total assets	1,274,196	1,279,773	1,029,445	1,372,661	724,118
Total current liabilities	376,562	403,027	353,903	311,658	158,397
Total non-current liabilities	125,781	133,359	38,672	21,489	46,772
Total shareholders' equity	771,853	743,387	636,870	1,039,514	518,949

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Revenue

The following table sets forth the components by contract type of our consolidated revenue for the years indicated, which does not include the revenue from our non-consolidated joint venture, Shanghai Hutchison Pharmaceuticals.

| | Year Ended December 31, | | | | | |
| | 2024 | | 2023 | | 2022 | |
	$'000	%	$'000	%	$'000	%
Revenue						
Oncology/Immunology:						
Invoiced Goods—Marketed Products[1]	128,008	20.3	83,087	9.9	57,057	13.4
Services:						
Commercialization—Marketed Products	52,485	8.3	48,608	5.8	41,275	9.7
Research and Development—related parties	471	0.1	481	0.1	507	0.1
License & Collaborations:						
Services	57,968	9.2	80,397	9.6	23,741	5.5
Royalties—Marketed Products	71,041	11.3	32,470	3.9	26,310	6.2
Licensing	43,000	6.8	278,855	33.3	14,954	3.5
Manufacturing Supply[1]	10,392	1.7	4,718	0.5	—	—
Subtotal	363,365	57.7	528,616	63.1	163,844	38.4
Other Ventures:						
Invoiced Goods[1]	262,982	41.7	301,119	35.9	257,272	60.3
Invoiced Goods—related parties	3,854	0.6	8,264	1.0	5,293	1.3
Subtotal	266,836	42.3	309,383	36.9	262,565	61.6
Total	630,201	100.0	837,999	100.0	426,409	100.0

(1) Included in revenue from goods – third parties in our consolidated statements of operations.

The following table sets forth the components of revenue from Oncology/Immunology by product type for the years indicated.

| | Year Ended December 31, | | | | | |
| | 2024 | | 2023 | | 2022 | |
	$'000	%	$'000	%	$'000	%
Revenue						
Fruzaqla	110,764	30.5	7,145	1.4	—	—
Elunate	86,333	23.7	83,181	15.7	69,950	42.7
Sulanda	48,972	13.5	43,935	8.3	32,304	19.7
Orpathys	24,507	6.7	28,866	5.5	22,260	13.6
Tazverik	958	0.3	1,038	0.2	128	0.1
Oncology Products[1]	271,534	74.7	164,165	31.1	124,642	76.1
R&D services and licensing[2]	91,831	25.3	364,451	68.9	39,202	23.9
Total Oncology/Immunology Revenue	363,365	100.0	528,616	100.0	163,844	100.0

(1) Includes Invoiced Goods—Marketed Products, Commercialization—Marketed Products and Royalties—Marketed Products. For the year ended December 31, 2024, it also includes $20 million commercial milestone under Licensing.

(2) Includes Research and Development—related parties, Services, Licensing and Manufacturing Supply. For the year ended December 31, 2024, $20 million commercial milestone under Licensing is excluded.

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Revenue from Oncology/Immunology primarily comprises revenue from Elunate, Sulanda and Orpathys in China and revenue from Fruzaqla in the United States and other ex-China markets. The revenue we generate from Elunate is primarily comprised of revenue from the sales of Elunate to Eli Lilly which we manufacture and sell at cost, promotion and marketing services to Eli Lilly and royalty revenue. The revenue we generate from Sulanda, an unpartnered drug, is primarily comprised of revenue from sales of Sulanda to distributors. The revenue we generate from Orpathys is primarily comprised of revenue from the sales of Orpathys to AstraZeneca as well as royalty revenue. The revenue we generate from Fruzaqla is primarily comprised of revenue from manufacturing supplies to Takeda as well as royalty revenue. Additionally, Oncology/Immunology revenue includes revenue from license and collaboration agreements for upfront, milestone and research and development services payments for our drug candidates developed in collaboration with Eli Lilly, AstraZeneca and Takeda.

The following table sets forth in-market sales by oncology products for the years indicated. For Fruzaqla, Elunate and Orpathys, they represent total sales to third parties as provided by Takeda, Eli Lilly and AstraZeneca, respectively.

| | Year Ended December 31, | | | | | |
| | 2024 | | 2023 | | 2022 | |
	$'000	%	$'000	%	$'000	%
In-market sales						
Fruzaqla	290,620	58.0	15,093	7.1	—	—
Elunate	114,992	22.9	107,518	50.3	93,462	55.9
Sulanda	48,972	9.8	43,935	20.5	32,304	19.3
Orpathys	45,443	9.1	46,096	21.6	41,187	24.7
Tazverik	958	0.2	1,038	0.5	128	0.1
Oncology Products	500,985	100.0	213,680	100.0	167,081	100.0

The following table sets forth the components of revenue of our Other Ventures by product type for the years indicated. In December 2023, we sold our interests in our consolidated joint venture Hutchison Hain Organic and our wholly own subsidiary HUTCHMED Science Nutrition, and their historical financial results and gain on divestment are reflected in our consolidated financial statements.

| | Year Ended December 31, | | | | | |
| | 2024 | | 2023 | | 2022 | |
	$'000	%	$'000	%	$'000	%
Revenue—Other Ventures						
Prescription drug products	262,850	98.5	295,396	95.5	237,293	90.4
Healthcare products (incl. consumer health)	3,986	1.5	13,987	4.5	25,272	9.6
Total	266,836	100.0	309,383	100.0	262,565	100.0

Revenue from our Other Ventures primarily comprises revenue from prescription drugs including the commercial services, logistics and distribution business of our consolidated Distribution Business joint venture with Sinopharm, a leading distributor of pharmaceutical products and a leading supply chain service provider in China.

Revenue from our Other Ventures also comprises revenue from sales of Zhi Ling Tong infant nutrition and other health supplement products manufactured by Hutchison Healthcare and distributed through our Distribution Business up until the end of September 2022 and through Shanghai Hutchison Pharmaceuticals, our non-consolidated joint venture from October 1, 2022 onwards, organic and natural products by Hutchison Hain Organic (which was divested in December 2023), and certain third-party consumer products distributed and marketed by HUTCHMED Science Nutrition (which was divested in December 2023).

203

The revenue of our non-consolidated joint venture, Shanghai Hutchison Pharmaceuticals, the accounts of which are prepared in accordance with IFRS as issued by the IASB and whose revenue is not included in our consolidated revenue, was $370.6 million, $385.5 million and $393.5 million for the years ended December 31, 2022, 2023 and 2024, respectively. Shanghai Hutchison Pharmaceuticals is a joint venture with Shanghai Pharmaceuticals, a leading pharmaceuticals company in China, and primarily focuses on the manufacture and sale of prescription pharmaceutical products in China. We and Shanghai Pharmaceuticals each own 50% of this joint venture. We have the right to nominate the general manager and other management of this joint venture and run its day-to-day operations. The effect of Shanghai Hutchison Pharmaceuticals on our consolidated financial results is discussed below under "—Equity in Earnings of Equity Investees."

Cost of Revenue and Operating Expenses

Cost of Revenue

Our cost of revenue is primarily attributable to the cost of revenue of our Distribution Business and Oncology/Immunology commercialized products. The following table sets forth the components of our cost of revenue for the years indicated.

	Year Ended December 31,					
	2024		2023		2022	
	$'000	%	$'000	%	$'000	%
Cost of Revenue						
Oncology/Immunology:						
Cost of Invoiced Goods	40,678	11.7	44,040	11.5	30,403	9.8
Cost of Services	52,105	14.9	47,686	12.4	38,789	12.5
Subtotal	92,783	26.6	91,726	23.9	69,192	22.3
Other Ventures:						
Cost of Invoiced Goods	254,240	72.9	287,944	74.9	238,295	76.6
Cost of Invoiced Goods—related parties	1,861	0.5	4,777	1.2	3,616	1.1
Subtotal	256,101	73.4	292,721	76.1	241,911	77.7
Total	348,884	100.0	384,447	100.0	311,103	100.0

The following table sets forth the components of cost of revenue of our Other Ventures by product type for the years indicated.

	Year Ended December 31,					
	2024		2023		2022	
	$'000	%	$'000	%	$'000	%
Cost of Revenue—Other Ventures						
Prescription drug products	254,138	99.2	284,927	97.3	228,968	94.6
Healthcare products (incl. consumer health)	1,963	0.8	7,794	2.7	12,943	5.4
Total	256,101	100.0	292,721	100.0	241,911	100.0

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Research and Development Expenses

Our research and development expenses are attributable to our Oncology/Immunology operations. These costs primarily comprise the cost of research and development for our drug candidates, including clinical trial related costs such as payments to third-party CROs, personnel compensation and related costs, and other research and development expenses. The following table sets forth the components of our research and development expenses and the clinical trial related costs incurred for the development of our main drug candidates for the years indicated.

| | Year Ended December 31, | | | | | |
| | 2024 | | 2023 | | 2022 | |
	$'000	%	$'000	%	$'000	%
R&D Expenses						
Oncology/Immunology:						
Savolitinib (targeting MET)	35,325	16.7	37,692	12.5	48,249	12.5
Tazemetostat (targeting EZH2)	15,931	7.5	12,171	4.0	19,019	4.9
Sovleplenib (targeting Syk)	14,518	6.8	14,200	4.7	23,138	6.0
Fruquintinib (targeting VEGFR1/2/3)	8,733	4.1	40,384	13.4	52,115	13.5
Ranosidenib (targeting IDH 1/2)	7,549	3.5	12,633	4.2	14,865	3.8
Surufatinib (targeting VEGFR/FGFR1/CSF-1R)	7,506	3.6	24,746	8.2	37,635	9.7
Fanregratinib (targeting FGFR)	5,772	2.7	7,532	2.5	2,776	0.7
Amdizalisib (targeting PI3Kδ)	480	0.2	17,065	5.7	27,046	7.0
Other candidates	6,415	3.0	7,310	2.5	10,934	2.9
Others and government grant	33,423	15.8	25,995	8.4	20,158	5.2
Total clinical trial related costs	135,652	63.9	199,728	66.1	255,935	66.2
Personnel compensation and related costs	69,079	32.6	93,030	30.8	119,306	30.8
Other research and development costs	7,378	3.5	9,243	3.1	11,652	3.0
Total	212,109	100.0	302,001	100.0	386,893	100.0

The following table summarizes our research and development expenses by location for the years indicated.

| | Year Ended December 31, | | | | | |
| | 2024 | | 2023 | | 2022 | |
	$'000	%	$'000	%	$'000	%
PRC	177,564	83.7	195,070	64.6	215,963	55.8
U.S. and others	34,545	16.3	106,931	35.4	170,930	44.2
Total	212,109	100.0	302,001	100.0	386,893	100.0

205

We cannot determine with certainty the duration and completion costs of the current or future pre-clinical or clinical studies of our drug candidates or if, when, or to what extent we will generate revenue from the commercialization and sale of any of our drug candidates that obtain regulatory approval. We may not succeed in achieving regulatory approval for any of our drug candidates currently under development. The duration, costs, and timing of clinical studies and development of our drug candidates will depend on a variety of factors, including:

- the scope, rate of progress and expense of our ongoing as well as any additional clinical studies and other research and development activities;

- future clinical study results;

- uncertainties in clinical study enrollment rate;

- significant and changing government regulations; and

- the timing and receipt of any regulatory approvals.

A change in the outcome of any of these variables with respect to the development of a drug candidate could mean a significant change in the costs and timing associated with the development of that drug candidate.

For more information on the risks associated with the development of our drug candidates, see Item 3.D. "Risk Factors—Risks Relating to Our Oncology/Immunology Operations and Development of Our Drug Candidates—All of our drug candidates are still in development. If we are unable to obtain regulatory approval and ultimately commercialize our drug candidates, or if we experience significant delays in doing so, our business will be materially harmed."

Selling Expenses

The following table sets forth the components of our selling expenses for the years indicated.

| | Year Ended December 31, | | | | | |
| | **2024** | | **2023** | | **2022** | |
	$'000	**%**	**$'000**	**%**	**$'000**	**%**
Selling Expenses						
Oncology/Immunology	44,287	91.1	45,505	85.2	33,862	77.1
Other Ventures	4,330	8.9	7,887	14.8	10,071	22.9
Total	48,617	100.0	53,392	100.0	43,933	100.0

Our selling expenses primarily comprise selling expenses incurred by our Oncology/Immunology operations by HUTCHMED Limited for sales and marketing expenses and related personnel expenses for our unpartnered drug Sulanda. It also includes sales and marketing expenses and related personnel expenses incurred by our Other Ventures in their distribution and marketing of pharmaceutical and healthcare products.

206

Administrative Expenses

The following table sets forth the components of our administrative expenses for the years indicated.

Administrative expenses are also incurred by our corporate head office, which are not allocated to either Oncology/Immunology or Other Ventures.

	Year Ended December 31,					
	2024		**2023**		**2022**	
	$'000	**%**	**$'000**	**%**	**$'000**	**%**
Administrative Expenses						
Oncology/Immunology	36,910	57.4	47,966	60.1	58,395	63.3
Other Ventures	4,996	7.8	5,435	6.8	3,482	3.8
Corporate Head Office	22,390	34.8	26,383	33.1	30,296	32.9
Total	64,296	100.0	79,784	100.0	92,173	100.0

Oncology/Immunology's administrative expenses are primarily comprised of the salaries and benefits of administrative staff, office leases and other overhead expenses incurred by HUTCHMED Limited.

Our Other Ventures' administrative expenses are primarily comprised of the salaries and benefits of administrative staff, office leases and other overhead expenses incurred by our Distribution Business.

Our corporate head office administrative expenses are primarily comprised of the salaries and benefits of our corporate head office employees and directors, office leases and other overhead expenses.

Equity in Earnings of Equity Investees

We have historically derived a significant portion of our net income from our equity in earnings of equity investees, which was primarily attributable to our non-consolidated joint venture, Shanghai Hutchison Pharmaceuticals. Our equity in earnings of equity investees, net of tax, contributed by Shanghai Hutchison Pharmaceuticals was $49.7 million, $47.3 million and $46.5 million for the years ended December 31, 2022, 2023 and 2024 respectively.

On December 31, 2024, we entered into two share purchase agreements to divest our 45% equity interest in Shanghai Hutchison Pharmaceuticals for approximately $608 million in cash, to GP Health for a 35% equity interest in Shanghai Hutchison Pharmaceuticals ("GP Health Sale Shares") and Shanghai Pharmaceuticals for a 10% equity interest in Shanghai Hutchison Pharmaceuticals. Subsequently, pursuant to the share purchase agreement, GP Health designated and we entered into share purchase agreements with GP Zhicheng Private Equity and Shanghai Zhibaihe Enterprise Management to purchase 25.1247% and 9.8753% equity interest in Shanghai Hutchison Pharmaceuticals, respectively, together representing all of the GP Health Sale Shares. We expect to convene an Extraordinary General Meeting for our shareholders to approve the transactions on March 31, 2025. The transactions are conditional upon the satisfaction (or, where applicable, waiver) of certain conditions including the simultaneous closing of each share purchase agreement, approval by our shareholders and regulatory approvals.

207

The following table shows the revenue of Shanghai Hutchison Pharmaceuticals for the periods indicated. The consolidated financial statements of Shanghai Hutchison Pharmaceuticals are prepared in accordance with IFRS as issued by the IASB and are presented separately elsewhere in this annual report.

| | Year Ended December 31, | | | | | |
| | 2024 | | 2023 | | 2022 | |
	$'000	%	$'000	%	$'000	%
Revenue						
Other Ventures:						
Shanghai Hutchison Pharmaceuticals	393,525	100.0	385,483	100.0	370,600	100.0

The following table shows the amount of equity in earnings of equity investees, net of tax, of our non-consolidated joint ventures for the years indicated.

| | Year Ended December 31, | | | | | |
| | 2024 | | 2023 | | 2022 | |
	$'000	%	$'000	%	$'000	%
Equity in earnings of equity investees, net of tax						
Other Ventures:						
Shanghai Hutchison Pharmaceuticals	46,469	100.0	47,295	100.0	49,748	100.0
Oncology/Immunology:						
Others	—	—	—	—	5	—
Total	46,469	100.0	47,295	100.0	49,753	100.0

Investments in equity investees mainly consisted of our investment in Shanghai Hutchison Pharmaceuticals. The fluctuation in the investments in equity investees was primarily due to recording our equity in earnings of Shanghai Hutchison Pharmaceuticals, net of tax, offset by dividends declared.

The following table shows our investment in our equity investee as of the dates indicated.

| | As of December 31, | |
| | 2024 | 2023 |
	$'000	
Shanghai Hutchison Pharmaceuticals	77,765	48,411

The following table shows the financial position of Shanghai Hutchison Pharmaceuticals as of the dates indicated.

| | As of December 31, | |
| | 2024 | 2023 |
	$'000	
Current assets	213,707	201,025
Non-current assets	67,561	73,939
Current liabilities	(126,154)	(179,649)
Non-current liabilities	(3,859)	(3,687)
Net assets	151,255	91,628

208

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the years indicated, both in absolute amounts and as percentages of our revenue. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. Our operating results in any period are not necessarily indicative of the results that may be expected for any future period.

| | Year Ended December 31, | | | | | |
| | 2024 | | 2023 | | 2022 | |
	$'000	%	$'000	%	$'000	%
Revenue	630,201	100.0	837,999	100.0	426,409	100.0
Cost of revenue	(348,884)	(55.4)	(384,447)	(45.9)	(311,103)	(73.1)
Research and development expenses	(212,109)	(33.7)	(302,001)	(36.0)	(386,893)	(90.7)
Selling expenses	(48,617)	(7.7)	(53,392)	(6.4)	(43,933)	(10.3)
Administrative expenses	(64,296)	(10.2)	(79,784)	(9.5)	(92,173)	(21.6)
Other income/(expense)	42,598	6.8	39,933	4.8	(2,729)	(0.6)
Income tax (expense)/benefit	(7,192)	(1.1)	(4,509)	(0.5)	283	0.1
Equity in earnings of equity investees, net of tax	46,469	7.4	47,295	5.6	49,753	11.7
Net income/(loss)	38,170	6.1	101,094	12.1	(360,386)	(84.5)
Net income /(loss) attributable to our company	37,729	6.0	100,780	12.0	(360,835)	(84.6)

Taxation

Cayman Islands

HUTCHMED (China) Limited is incorporated in the Cayman Islands. The Cayman Islands currently levies no taxes on profits, income, gains or appreciation earned by individuals or corporations. In addition, our payment of dividends, if any, is not subject to withholding tax in the Cayman Islands. For more information, see Item 10.E. "Taxation—Overview of Tax Implications of Various Other Jurisdictions—Cayman Islands Taxation."

People's Republic of China

Our subsidiaries and a joint venture incorporated in the PRC are governed by the EIT Law and regulations. Under the EIT Law, the standard EIT rate is 25% on taxable profits as reduced by available tax losses. Tax losses may be carried forward to offset any taxable profits for the following five years (extended to ten years for those with HNTE status, with effective from January 1, 2018). HUTCHMED Limited and our non-consolidated joint venture, Shanghai Hutchison Pharmaceuticals, have been successful in their respective applications to renew their HNTE status for three years from January 1, 2023 to December 31, 2025. Accordingly, these entities are eligible to a preferential EIT rate of 15% for the years ended/ending December 31, 2023, 2024 and 2025. HUTCHMED (Suzhou) Limited, a wholly owned subsidiary of HUTCHMED Limited, successfully renewed its HNTE status for another three years from January 1, 2024 to December 31, 2026. Accordingly, it is eligible for a preferential EIT rate of 15% for the years ended December 31, 2024, 2025 and 2026.

For more information, see Item 10.E. "Taxation—Taxation in the PRC." Please also see Item. 3 "Key Information—Risk Factors—Other Risks and Risks Relating to Doing Business in China—Our business benefits from certain PRC government tax incentives. Any changes to the tax incentives, or our PRC subsidiaries/joint ventures failing to continuously meet the criteria for these incentives, could have a material adverse effect on our operating results by significantly increasing our tax expenses."

According to the EIT Law and its implementation regulations, dividends declared after January 1, 2008 and paid by PRC foreign-invested enterprises to their non-PRC parent companies will be subject to PRC withholding tax at 10% unless there is a tax treaty between the PRC and the jurisdiction in which the overseas parent company is a tax resident and which specifically exempts or reduces such withholding tax, and such tax exemption or reduction is approved by the relevant PRC tax authorities. Pursuant to the tax arrangement between PRC and Hong Kong, if a shareholder of the PRC enterprise is a Hong Kong tax resident and directly holds a 25% or more equity interest in the PRC enterprise and is considered to be the beneficial owner of dividends paid by the PRC enterprise, such withholding tax rate may be lowered to 5%, subject to approval by the relevant PRC tax authorities. For more information, see Item 10.E. "Taxation—Taxation in the PRC" and "Taxation—Overview of Tax Implications of Various Other Jurisdictions— Hong Kong Taxation."

Hong Kong

Our company and certain of its subsidiaries are subject to Hong Kong Profits Tax laws and regulations. Hong Kong has a two-tiered Profits Tax rates regime under which the first HK$2.0 million ($0.3 million) of assessable profits of qualifying corporations will be taxed at 8.25%, with the remaining assessable profits taxed at 16.5%. Hong Kong Profits Tax has been provided for at the relevant rates on the estimated assessable profits less estimated available tax losses, if any, of these entities as applicable.

Period-to-Period Comparison of Results of Operations

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

Revenue

Our revenue was $630.2 million for the year ended December 31, 2024, with the largest component being Oncology/Immunology revenue of $363.4 million, which includes Takeda collaboration revenue of $67.0 million (including $48.1 million upfront & regulatory milestones). This compares to $838.0 million for the year ended December 31, 2023, with the largest component being Oncology/Immunology revenue of $528.6 million, which includes Takeda collaboration revenue of $345.9 million (including $312.0 million upfront & regulatory milestones).

Revenue from oncology products within Oncology/Immunology increased by 65.4% to $271.5 million for the year ended December 31, 2024 compared to $164.2 million for the year ended December 31, 2023, primarily due to:

- An increase in sales of Fruzaqla to $110.8 million for the year ended December 31, 2024 (of which $39.4 million was royalty revenue attributable from in-market sales of $290.6 million, $51.4 million was invoiced sales of goods to Takeda and $20.0 million was a commercial milestone) from $7.2 million for the year ended December 31, 2023 (of which $2.1 million was royalty revenue attributable from in-market sales of $15.1 million, $5.1 million was invoiced sales of goods to Takeda);

- An increase in sales of Elunate (primarily to Eli Lilly) to $86.3 million for the year ended December 31, 2024 (of which $52.5 million was promotion and marketing services, $15.8 million was sales of goods, $18.0 million was royalty revenue attributable from in-market sales of $115.0 million) from $83.2 million for the year ended December 31, 2023 (of which $48.6 million was promotion and marketing services, $18.0 million was sales of goods and $16.6 million was royalty revenue attributable from in-market sales of $107.5 million);

- An increase in sales of Sulanda to $49.0 million for the year ended December 31, 2024 from $43.9 million for the year ended December 31, 2023, offset by:

210

- A decrease in sales of Orpathys (primarily to AstraZeneca) to $24.5 million for the year ended December 31, 2024 (of which $13.6 million was royalty revenue attributable from in-market sales of $45.5 million and $10.9 million was sales of goods) from $28.9 million for the year ended December 31, 2023 (of which $13.8 million was royalty revenue attributable from in-market sales of $46.1 million and $15.1 million was sales of goods);

Other revenue in Oncology/Immunology decreased to $91.8 million for the year ended December 31, 2024 from $364.4 million for the year ended December 31, 2023 primarily due to:

- A decrease in Takeda collaboration revenue to $67.0 million for the year ended December 31, 2024 (which primarily includes $30.9 million was the revenue recognized from the $400 million upfront payment, $18.9 million was related to research and development services, $14.2 million was recognized from the Europe and Japan regulatory milestones) from $345.9 million for the year ended December 31, 2023 (which primarily includes $280.0 million was revenue recognized from the upfront payment, $33.9 million related to research and development services);

- $6.0 million milestone revenue recognized from AstraZeneca for the year ended December 31, 2024 following NDA acceptance in China for Orpathys combined with Tagrisso.

Revenue from our Other Ventures decreased to $266.8 million for the year ended December 31, 2024 from $309.4 million for the year ended December 31, 2023, primarily due lower COVID-related prescription drug product sales and the disposal of Hutchison Hain Organic and HUTCHMED Science Nutrition in December 2023.

Cost of Revenue

Our cost of revenue decreased by 9.3% to $348.9 million for the year ended December 31, 2024 from $384.4 million for the year ended December 31, 2023. This decrease was primarily due to lower sales from our Other Ventures operations.

Cost of revenue from our Other Ventures decreased by 12.5% to $256.1 million for the year ended December 31, 2024 from $292.7 million for the year ended December 31, 2023, which was primarily due to a decrease in sales of prescription drugs products.

Cost of revenue from Oncology/Immunology increased by 1.2% to $92.8 million for the year ended December 31, 2024 from $91.7 million for the year ended December 31, 2023, primarily due to an increase in sales of Fruzaqla and Elunate (including the provision of promotion and marketing services to Eli Lilly). Cost of revenue as a percentage of oncology product revenue improved (to 34.2% in the year ended December 31, 2024 from 55.9% in the year ended December 31, 2023) due to favorable product mix and economies of scale.

Cost of revenue as a percentage of our revenue increased to 55.4% from 45.9% across these periods, primarily due to lower revenue from upfront and milestones which do not have associated costs.

Research and Development Expenses

Our research and development expenses incurred by Oncology/Immunology decreased by 29.8% to $212.1 million for the year ended December 31, 2024 from $302.0 million for the year ended December 31, 2023, which was primarily due to a $65.9 million decrease in CRO and other clinical trial related costs and a $24.0 million decrease in personnel compensation and related costs. These decreased costs were primarily due to the strategic prioritization of our pipelines and further reorganization of our U.S. Oncology/Immunology operations in 2024. Research and development expenses as a percentage of our revenue decreased to 33.7% from 36.0% across these periods, primarily due to the aforementioned decrease in spending.

211

Selling Expenses

Our selling expenses decreased by 8.9% to $48.6 million for the year ended December 31, 2024 from $53.4 million for the year ended December 31, 2023. This was primarily due to a $3.6 million decrease in selling expenses incurred by our Other Ventures due to lower sales. Selling expenses as a percentage of our revenue increased to 7.7% from 6.4% across these periods, primarily due to lower revenue from upfront and milestones which do not have associated expenses.

Administrative Expenses

Our administrative expenses decreased by 19.4% to $64.3 million for the year ended December 31, 2024 from $79.8 million for the year ended December 31, 2023. This was primarily due to a $11.1 million decrease in administrative expenses incurred by Oncology/Immunology, primarily contributed by further reorganization of our U.S. Oncology/Immunology operations in 2024. Administrative expenses as a percentage of our revenue increased to 10.2% from 9.5% across these periods, primarily due to lower revenue from upfront and milestones.

Other Income/(Expense)

Our net other income increased by 6.7% to $42.6 million for the year ended December 31, 2024 from $39.9 million for the year ended December 31, 2023, primarily due to increase in interest income.

Income Tax (Expense)/Benefit

Our income tax expense increased by 59.5% to $7.2 million for the year ended December 31, 2024 from $4.5 million for the year ended December 31, 2023, primarily due to an increase in provision of valuation allowance for deferred tax assets on tax losses resulting from further reorganization of our U.S. Oncology/Immunology operations.

Equity in Earnings of Equity Investees

Our equity in earnings of equity investees, net of tax, slightly decreased by 1.7% to $46.5 million for the year ended December 31, 2024 from $47.3 million for the year ended December 31, 2023, primarily due to negative exchange impact of RMB against U.S. dollar in Shanghai Hutchison Pharmaceuticals for the year ended December 31, 2024.

212

Shanghai Hutchison Pharmaceuticals

The following table shows a summary of the results of operations of Shanghai Hutchison Pharmaceuticals for the years indicated. The consolidated financial statements of Shanghai Hutchison Pharmaceuticals are prepared in accordance with IFRS as issued by the IASB and are presented separately elsewhere in this annual report.

| | Year Ended December 31, | | | |
| | **2024** | | **2023** | |
	($'000)	%	($'000)	%
Revenue	393,525	100.0	385,483	100.0
Cost of sales	(107,001)	(27.2)	(101,122)	(26.2)
Selling expenses	(152,004)	(38.6)	(150,717)	(39.1)
Administrative expenses	(16,923)	(4.3)	(16,821)	(4.4)
Research and development expenses	(13,782)	(3.5)	(9,286)	(2.4)
Other net operating income	5,155	1.3	5,027	1.3
Taxation charge	(15,995)	(4.1)	(17,022)	(4.4)
Profit for the year	92,929	23.6	95,463	24.8
Equity in earnings of equity investee attributable to our company[1]	46,469	11.8	47,295	12.3

(1) Equity in earnings of equity investee attributable to our company is presented under US GAAP. The amounts for the years ended December 31, 2023 and 2024 include elimination of unrealized profits on transactions with the Group of $131,000 and $384,000, GAAP difference of $306,000 and $43,000 and deemed distribution of nill and $345,000 respectively.

Shanghai Hutchison Pharmaceuticals' revenue increased by 2.1% to $393.5 million for the year ended December 31, 2024 from $385.5 million for the year ended December 31, 2023, primarily due to an increase in sales of She Xiang Bao Xin pills, a vasodilator used in the treatment of heart conditions. Sales of She Xiang Bao Xin pills increased by 3.9% to $362.3 million for the year ended December 31, 2024 from $348.6 million for the year ended December 31, 2023.

Cost of sales increased by 5.8% to $107.0 million for the year ended December 31, 2024 from $101.1 million for the year December 31, 2023, primarily due to higher sales of She Xiang Bao Xin pills. Shanghai Hutchison Pharmaceuticals' revenue increased at a lower rate than the cost of sales mainly due to the impact of gradual price adjustment from volume-based procurement.

Selling expenses increased by 0.9% to $152.0 million for the year ended December 31, 2024 from $150.7 million for the year ended December 31, 2023, as a result of increased spending on marketing activities to support the increase in sales.

Administrative expenses increased by 0.6% to $16.9 million for the year ended December 31, 2024 from $16.8 million for the year ended December 31, 2023, as a result of increase in staff costs to support commercial activities.

Research and development expenses increased by 48.4% to $13.8 million for the year ended December 31, 2024 from $9.3 million for the year ended December 31, 2023, primarily due to increase in costs for product development.

Other net operating income increased by 2.5% to $5.2 million for the year ended December 31, 2024 from $5.0 million for the year ended December 31, 2023, primarily due to an increase in government grants.

Taxation charge decreased by 6% to $16.0 million for the year ended December 31, 2024 from $17.0 million for the year ended December 31, 2023, primarily due to a decrease in taxable profit.

As a result of the foregoing, profit decreased by 2.7% to $92.9 million for the year ended December 31, 2024 from $95.5 million for the year ended December 31, 2023. Our equity in earnings of equity investees contributed by this joint venture was $46.5 million and $47.3 million for the years ended December 31, 2024 and 2023, respectively.

For more information on the financial results of our non-consolidated joint ventures, see "—Key Components of Results of Operations— Equity in Earnings of Equity Investees."

Net Income

As a result of the foregoing, our net income decreased from $101.1 million for the year ended December 31, 2023 to $38.2 million for the year ended December 31, 2024. Net income attributable to our company decreased from $100.8 million for the year ended December 31, 2023 to $37.7 million for the year ended December 31, 2024.

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

For a discussion of our results of operations for the year ended December 31, 2023 compared to the year ended December 31, 2022, see Item 5.A. "Operating Results" of our annual report on Form 20-F for the year ended December 31, 2023, filed with the SEC on February 28, 2024.

B. Liquidity and Capital Resources

To date, we have taken a multi-source approach to fund our operations, including through cash flows generated and dividend payments from our Oncology/Immunology and Other Ventures operations, service and milestone and upfront payments from our collaboration partners, bank borrowings, investments from third parties, proceeds from our listings on various stock exchanges and follow-on offerings.

Due to the commercialization of our products in China and the out-licensing of Fruzaqla to Takeda, we had net income attributable to the Company of $37.7 million and $100.8 million for the years ended December 31, 2024 and 2023 respectively, while for the year ended December 31, 2022, the net loss attributable to the Company was $360.8 million. Our Oncology/Immunology operations have historically not generated significant profits or have operated at a net loss, and we anticipate substantial research and development expenditures for the foreseeable future as creating potential global first-in-class or best-in-class drug candidates requires a significant investment of resources over a prolonged period of time. As a result, we may need additional financing for our Oncology/Immunology operations in future periods. See Item 3.D. "Risk Factors—Risks Relating to Our Oncology/Immunology Operations and Development of Our Drug Candidates—Our Oncology/Immunology operations historically operated at a net loss, and our future profitability is dependent on the performance of our Oncology/Immunology operations which rely on the successful commercialization of our drug candidates."

As of December 31, 2024, we had cash and cash equivalents of $154.0 million and short-term investments of $682.1 million and unutilized bank facilities of $60.5 million. Substantially all of our bank deposits are at major financial institutions, which we believe are of high credit quality. As of December 31, 2024, we had $82.8 million in bank loans, of which $60.6 million was related to a fixed asset loan and $22.2 million was related to a working capital loan. The total weighted average cost of bank borrowings for the year ended December 31, 2024 was 3.02% per annum. For additional information, see "—Loan Facilities."

Certain of our subsidiaries, including those registered as wholly foreign-owned enterprises in China, are required to set aside at least 10.0% of their after-tax profits to their general reserves until such reserves reach 50.0% of their registered capital. In addition, our joint venture is required to allocate certain of its after-tax profits as determined in accordance with related regulations and its respective articles of association to the reserve funds upon its board approval. Profit appropriated to the reserve funds for our subsidiaries and joint venture incorporated in the PRC was approximately $318,000, $168,000 and $32,000 for the years ended December 31, 2022, 2023 and 2024, respectively.

214

We have been exploring opportunities to monetize the underlying value of Shanghai Hutchison Pharmaceuticals, a non-core, non-consolidated joint venture. As a results, we entered into sale and purchase agreements to sell 45% equity interest in Shanghai Hutchison Pharmaceuticals out of our current 50% equity interest for cash consideration of RMB4.5 billion ($608.4 million). The closing of the transactions are subject to certain closing conditions. These transactions would allow us to focus on its core business of discovering, developing and commercializing novel therapies for the treatment of cancers and immunological diseases.

We believe that our current levels of cash and cash equivalents, short-term investments, along with cash flows from operations, dividend payments and unutilized bank borrowings, will be sufficient to meet our anticipated cash needs for at least the next 12 months. We believe that we can meet our need for cash through revenue generated from our marketed products and proceeds from the divestment of Shanghai Hutchison Pharmaceuticals to fund our next wave of innovations and enlarge our production capacity to support the development of our ATTC program. However, we may require additional financing in order to fund all of the clinical development efforts that we plan to undertake to accelerate the development of our clinical-stage drug candidates. For more information, see Item 3.D. "Risk Factors—Risks Relating to Our Financial Position and Need for Capital."

	Year Ended December 31,		
	2024	**2023**	**2022**
		($'000)	
Cash Flow Data:			
Net cash generated from/(used in) operating activities	497	219,258	(268,599)
Net cash (used in)/generated from investing activities	(96,060)	(291,136)	296,588
Net cash (used in)/generated from financing activities	(30,667)	48,660	(82,763)
Net decrease in cash and cash equivalents	(126,230)	(23,218)	(54,774)
Effect of exchange rate changes	(3,401)	(6,471)	(9,490)
Cash and cash equivalents at beginning of the year	283,589	313,278	377,542
Cash and cash equivalents at end of the year	153,958	283,589	313,278

Net Cash generated from/(used in) Operating Activities

Net cash generated from operating activities was $219.3 million for the year ended December 31, 2023, compared to $0.5 million for the year ended December 31, 2024. The net change of $218.8 million was attributable to a decrease of $63.1 million in net income attributable to HUTCHMED from $100.8 million for the year ended December 31, 2023 to $37.7 million for the year ended December 31, 2024. The net change was also attributable to changes in working capital of $133.3 million where there was an increase in cash from the working capital of $71.1 million for the year ended December 31, 2023 (primarily due to an increase of $119.8 million in deferred revenue mainly from the receipt of the Takeda upfront payment), as compared to a decrease in cash from the working capital of $62.2 million for the year ended December 31, 2024 (primarily due to an increase in accounts receivable of $38.5 million including regulatory approval milestone payments, royalties and sales of goods from Takeda and a decrease in deferred revenue of $26.0 million including the $30.8 million revenue recognized from the Takeda upfront payment received during the year ended December 31, 2023).

For a discussion of our net cash generated from/(used in) operating activities for the years ended December 31, 2023 and 2022, see Item 5.B. "Liquidity and Capital Resources" of our annual report on Form 20-F for the year ended December 31, 2023, filed with the SEC on February 28, 2024 and for the year ended December 31, 2022, filed with the SEC on February 28, 2023.

Net Cash (used in)/generated from Investing Activities

Net cash used in investing activities was $291.1 million for the year ended December 31, 2023, compared to $96.1 million for the year ended December 31, 2024. The net change of $195.0 million was primarily attributable to the movement in short-term investments of $205.6 million which had net deposits into short-term investments of $285.0 million for the year ended December 31, 2023, as compared to $79.4 million for the year ended December 31, 2024 with the change due to the $400 million Takeda upfront payment received during the year ended December 31, 2023. The net change was also attributable to a $14.7 million decrease in purchases of property, plant and equipment from $32.6 million for the year ended December 31, 2023 to $17.9 million for the year ended December 31, 2024 primarily due to lower capital expenditures for the Shanghai manufacturing site. The net change was partially offset by a decrease in dividends received from divestment of a former equity investee from $29.5 million for the year ended December 31, 2023 to nil for the year ended December 31, 2024.

For a discussion of our net cash (used in)/generated from investing activities for the years ended December 31, 2023 and 2022, see Item 5.B. "Liquidity and Capital Resources" of our annual report on Form 20-F for the year ended December 31, 2023, filed with the SEC on February 28, 2024 and for the year ended December 31, 2022, filed with the SEC on February 28, 2023.

Net Cash (used in)/generated from Financing Activities

Net cash generated from financing activities was $48.7 million for the year ended December 31, 2023, compared to net cash used in financing activities of $30.7 million for the year ended December 31, 2024. The net change of $79.4 million was attributable to a decrease of $56.1 million in net amounts drawn from bank borrowings to settle the capital expenditures for the Shanghai manufacturing site and working capital needs of prescription drug distribution business, from $61.7 million for the year ended December 31, 2023 to $5.6 million for the year ended December 31, 2024. The net change was also attributable to a $27.0 million increase in purchases of shares of the Company by a trustee (which are referred to as "treasury shares" in the Company's financial statements and accounted as treasury shares under applicable accounting standards but do not constitute treasury shares under the Rules Governing the Listing of Securities on HKEX (the "Hong Kong Listing Rules")) for the settlement of equity awards of the Company which totaled $9.1 million for the year ended December 31, 2023, as compared to $36.1 million for the year ended December 31, 2024. The net change was partially offset by an $8.1 million decrease in dividends paid to non-controlling shareholders of subsidiaries from $9.1 million for the year ended December 31, 2023 to $1.0 million for the year ended December 31, 2024.

For a discussion of our net cash generated from/(used in) financing activities for the years ended December 31, 2023 and 2022, see Item 5.B. "Liquidity and Capital Resources" of our annual report on Form 20-F for the year ended December 31, 2023, filed with the SEC on February 28, 2024 and for the year ended December 31, 2022, filed with the SEC on February 28, 2023.

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Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2024. For more information on bank borrowings and interest on bank borrowings, please see "—Loan Facilities." Our purchase obligations relate to property, plant and equipment that are contracted for but not yet paid. Our lease obligations primarily comprise future aggregate minimum lease payments in respect of various factories, warehouse, offices and other assets under non-cancellable lease agreements. For more information on purchase obligations and lease obligations, please see "—Capital Expenditures."

| | | Payment Due by Period | | | |
	Total	Less Than 1 Year	1-2 Years	2-5 Years	More Than 5 Years
			($'000)		
Bank borrowings	82,806	23,372	2,812	23,696	32,926
Interest on bank borrowings	9,506	2,268	1,647	4,194	1,397
Purchase obligations	3,058	3,058	—	—	—
Lease obligations	7,361	3,170	2,711	1,480	—
Total	102,731	31,868	7,170	29,370	34,323

Shanghai Hutchison Pharmaceuticals

The following table sets forth the contractual obligations of our non-consolidated joint venture Shanghai Hutchison Pharmaceuticals as of December 31, 2024. Shanghai Hutchison Pharmaceuticals' purchase obligations comprise capital commitments for property, plant and equipment contracted for but not yet paid. Shanghai Hutchison Pharmaceuticals' lease obligations primarily comprise future aggregate minimum lease payments in respect of various offices under non-cancellable lease agreements.

| | | Payment Due by Period | | | |
	Total	Less Than 1 Year	1-2 Years	2-5 Years	More Than 5 Years
			($'000)		
Purchase obligations	741	741	—	—	—
Lease obligations	791	719	46	26	—
Total	1,532	1,460	46	26	—

Loan Facilities

In October 2021, HUTCHMED Limited entered into a 10-year fixed asset loan facility agreement with Bank of China Limited for the provision of a secured credit facility in the amount of RMB754.9 million ($102.5 million) with an annual interest rate at the 5-year China Loan Prime Rate less 0.80% (which was supplemented in June 2022). This credit facility is guaranteed by HUTCHMED Limited's immediate holding company, HUTCHMED Investment (HK) Limited, and secured by the underlying leasehold land and buildings of HUTCHMED Limited, and includes certain financial covenant requirements. As of December 31, 2024, RMB446.2 million ($60.6 million) was utilized from the fixed asset loan facility.

In October 2024, our Distribution Business renewed a short-term unsecured working capital loan facility with Bank of China Limited in the amount of RMB300.0 million ($40.8 million) with an annual interest rate at the 1-year China Loan Prime Rate less 0.82%. This credit facility includes certain financial covenant requirements. As of December 31, 2024, RMB163.1 million ($22.2 million) was utilized from the loan facility.

Our non-consolidated joint venture Shanghai Hutchison Pharmaceuticals had no bank borrowings outstanding as of December 31, 2024.

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Gearing Ratio

The gearing ratio of our group, which was calculated by dividing total interest-bearing loans by total equity, was 10.7% as of December 31, 2024 and December 31, 2023.

Capital Expenditures

We had capital expenditures of $36.7 million, $32.6 million and $17.9 million for the years ended December 31, 2022, 2023 and 2024, respectively. Our capital expenditures during these periods were primarily used for the purchases of plant and equipment for a new large-scale manufacturing facility for innovative drugs in Shanghai, China. Our capital expenditures have been primarily funded by cash flows from operations, bank borrowings and proceeds from our initial public and follow-on offerings in Hong Kong and the United States and other equity offerings, as well as from upfront and milestone payments from partners, and dividends from joint ventures.

As of December 31, 2024, we had commitments for capital expenditures of approximately $3.1 million, primarily for the renovation of our new manufacturing facility in Shanghai, which is in the final stages of completion. We expect to fund these capital expenditures through cash flows from operations, bank borrowings and existing cash resources.

Our non-consolidated joint venture Shanghai Hutchison Pharmaceuticals had capital expenditures of $2.3 million, $6.5 million and $4.5 million for the years ended December 31, 2022, 2023 and 2024, respectively. These capital expenditures were primarily related to the renovation of new office and improvements to its production facilities in Shanghai. These capital expenditures were primarily funded through cash flows from operations of Shanghai Hutchison Pharmaceuticals.

C.   Research and Development, Patents and Licenses, etc.

Full details of our research and development activities and expenditures are given in the "Business" and "Operating and Financial Review and Prospects" sections of this annual report above.

D.   Trend Information.

Other than as described elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material adverse effect on our revenue, income, profitability, liquidity or capital resources, or that would cause our reported financial information not necessarily to be indicative of future operation results or financial condition.

E.   Critical Accounting Estimates.

For information on our critical accounting estimates, please see "Operating Results—Critical Accounting Policies and Significant Judgments and Estimates" section of this annual report above.

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ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management.

Business Experience and Qualifications of our Directors and Senior Management

Below is a list of the names and ages of our directors and officers as of March 19, 2025, and a brief account of the business experience of each of them. The business address for our directors and officers is c/o HUTCHMED (China) Limited, Level 18, The Metropolis Tower, 10 Metropolis Drive, Hunghom, Kowloon, Hong Kong.

Name	Age	Position
Dan ELDAR	71	Non-executive Director and Chairman
Weiguo SU	67	Executive Director, Chief Executive Officer and Chief Scientific Officer
CHENG Chig Fung, Johnny	58	Executive Director and Chief Financial Officer
Edith SHIH	73	Non-executive Director and Company Secretary
Ling YANG	45	Non-executive Director
Paul Rutherford CARTER	64	Senior Independent Non-executive Director
Renu BHATIA	66	Independent Non-executive Director
Chaohong HU	59	Independent Non-executive Director
Graeme Allan JACK	74	Independent Non-executive Director
MOK Shu Kam, Tony	64	Independent Non-executive Director
WONG Tak Wai	68	Independent Non-executive Director
Michael Ming SHI	59	Executive Vice President, Head of R&D and Chief Medical Officer
Zhenping WU	65	Executive Vice President, Pharmaceutical Sciences and Manufacturing
May Qingmei WANG	61	Executive Vice President, Business Development & Strategic Alliances
Mark Kin Hung LEE	47	Senior Vice President, Corporate Management and Communications
Charles George Rupert NIXON	55	Group General Counsel

Dan Eldar has been a non-executive director of our company since 2016. He is also the Chairman of our Company, a member of our nomination committee and technical committee. He has more than 30 years of experience as a senior executive, leading global operations in biotechnology, healthcare, telecommunications, and water. He is an executive director of Hutchison Water Israel E.P.C Ltd, an associate of CK Hutchison Group, which focuses on large scale desalination and hydro-electric projects. Dr. Eldar is a director of certain companies controlled by certain substantial shareholders (within the meaning of the Securities and Futures Ordinance ("SFO")). Dr. Eldar received a doctor of philosophy degree in government from Harvard University, master of arts degree in government from Harvard University, master of arts degree in political science and public administration from the Hebrew University of Jerusalem and a bachelor of arts degree in political science from the Hebrew University of Jerusalem.

Weiguo Su has been an executive director since 2017 and chief executive officer of our Company since 2022. He is also our chief scientific officer since 2012. He is a member of our technical committee. Dr. Su has headed all drug discovery and research since he joined our company, including master-minding our scientific strategy, being a key leader of our Oncology/Immunology operations, and responsible for the discovery of each and every small molecule drug candidate in our pipeline. Prior to joining our company in 2005, Dr. Su worked with the U.S. research and development department of Pfizer, Inc. In 2017, Dr. Su was granted the prestigious award by the China Pharmaceutical Innovation and Research Development Association (PhIRDA) as one of the Most Influential Drug R&D Leaders in China. Dr. Su received a bachelor of science degree in chemistry from Fudan University in Shanghai and completed a PhD and post-doctoral fellowship in chemistry at Harvard University under the guidance of Nobel Laureate Professor E. J. Corey.

Cheng Chig Fung, Johnny has been an executive director since 2011 and our chief financial officer since 2008. He is a member of our sustainability committee. Prior to joining our company, Mr. Cheng was vice president, finance of Bristol Myers Squibb in China and was a director of Sino-American Shanghai Squibb Pharmaceuticals Ltd. and Bristol-Myers Squibb (China) Investment Co. Ltd. in Shanghai between late 2006 and 2008. Mr. Cheng started his career as an auditor with Price Waterhouse (currently PricewaterhouseCoopers) in Australia and then KPMG in Beijing before spending eight years with Nestlé China where he was in charge of a number of finance and control functions in various operations. Mr. Cheng received a bachelor of economics, accounting major from the University of Adelaide and is an associate of Chartered Accountants Australia and New Zealand ("CAANZ").

Edith Shih has been a non-executive director since 2006, the company secretary of our company and the company secretary of group companies since 2000. She is also chairman of our sustainability committee and a member of our remuneration committee. She has over 40 years of experience in legal, regulatory, corporate finance, compliance and corporate governance fields. She is also executive director and company secretary of CK Hutchison. She has been with the Cheung Kong (Holdings) Limited ("CKH") group since 1989 and with Hutchison Whampoa Limited ("HWL") since 1991. Both CKH and HWL were formerly listed on SEHK and became wholly-owned subsidiaries of CK Hutchison in 2015. She has acted in various capacities within the HWL group, including head group general counsel and company secretary of HWL as well as director and company secretary of HWL subsidiaries and associated companies. Ms. Shih is in addition a non-executive director of Hutchison Telecommunications Hong Kong Holdings Limited, Hutchison Port Holdings Management Pte. Limited as the trustee-manager of Hutchison Port Holdings Trust and a commissioner of PT Duta Intidaya Tbk. In addition, Ms. Shih is a director of certain substantial shareholders (within the meaning of the SFO) of our company and certain companies controlled by certain substantial shareholders of our company. The aforementioned companies are either subsidiaries or associated companies of CK Hutchison of which Ms. Shih has oversight as a director of CK Hutchison. Ms. Shih holds a Bachelor of Science degree and a Master of Arts degree from the University of the Philippines as well as a Master of Arts degree and a Master of Education degree from Columbia University, New York. She is a solicitor qualified in England and Wales, Hong Kong and Victoria, Australia. She is also a fellow of both The Chartered Governance Institute ("CGI") and The Hong Kong Chartered Governance Institute ("HKCGI"), holding Chartered Secretary and Chartered Governance Professional dual designations. Ms. Shih is a past international president and current member of the Council of CGI as well as a past president and current honorary advisor of HKCGI. Further, she is also chairman of the Process Review Panel for the Accounting and Financial Reporting Council, vice-chairman of the Council of The Hong Kong University of Science and Technology, and a member of the Executive Committee and Council of The Hong Kong Management Association.

Ling Yang has been a non-executive director of our company since 2023. She has been the managing director of Carlyle since 2017 and its head of China since 2024, in charge of advising in healthcare investment and portfolio activities of Carlyle in China. She is also chairwoman and non-executive director of ADICON Holdings Limited. Prior to Carlyle Group, Ms. Yang worked in private equity at KKR Asia Limited and in investment banking at Goldman Sachs in the U.S. She was formerly a director of Shenzhen Salubris Pharmaceuticals Co., Ltd. Ms. Yang graduated summa cum laude and is a member of Phi Beta Kappa with a bachelor's degree in economics and computer science from Smith College and she received her master of business administration degree from Harvard Business School.

Paul Rutherford Carter has been a senior independent non-executive director of our company since 2017. He is also chairman of our remuneration committee and a member of our audit committee and technical committee. He has more than 26 years of experience in the pharmaceutical industry. From 2006 to 2016, Mr. Carter served in various senior executive roles at Gilead Sciences, Inc. ("Gilead"), a research-based biopharmaceutical company, with the last position as executive vice president, commercial operations. In this role, Mr. Carter headed the worldwide commercial organization responsible for the launch and commercialization of all of the products of Gilead. He also worked as a senior executive at GlaxoSmithKline Plc (currently GSK Plc.). He is currently a director of Immatics N.V., and the chairman of Kyowa Kirin International Plc and Memo Therapeuticals AG. Additionally, he is a retained advisor to several firms active in the life sciences sector. He was formerly a director of Alder Biopharmaceuticals, Inc, Mallinckrodt plc and VectivBio Holding AG. Mr. Carter received a degree in business studies from the Ealing School of Business and Management (now merged into University of West London) and is a fellow of the Chartered Institute of Management Accountants in the United Kingdom.

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Renu Bhatia has been an independent non-executive director of our company since May 2024. She is also a member of the audit committee and technical committee of our company. She is the chairman and co-founder of Opharmic Technology (HK) Ltd, a company focusing on the development of ultrasound technology for non-invasive drug delivery to the eyes. She is also co-founder of Asia Fintech Angels which invested in early stage fintech companies. In addition, Dr. Bhatia is an independent non-executive director of Overstone Associates Limited, a UK based data science provider to financial institutions focused on the art industry. Dr. Bhatia is the chairman of the Listing Committee of The Stock Exchange of Hong Kong Limited. She also holds positions in public service including membership of the Business Professional Federation Healthcare Committee and acting as an assessor for the Hong Kong Enterprise Support Scheme Assessment Panel of the Innovation and Technology Fund. She was a member of the Board of Review (Inland Revenue Ordinance) and the Cyberport Entrepreneurship Centre Advisory Group. Dr. Bhatia started her career in finance at Goldman Sachs and HSBC Asset Management. Dr. Bhatia is a doctor of medicine from the University of London and holds a master of business administration degree from Yale University, and a postgraduate diploma in therapeutics and medicine from The University of Hong Kong.

Chaohong Hu has been an independent non-executive director of our company since November 2024. She is also a member of the nomination committee and technical committee of our company. Dr. Hu has over 20 years of experience in the development of therapeutic antibodies, ADCs, and vaccines. Throughout her career, she has demonstrated strong leadership and innovative capabilities, leading various research and development initiatives. Dr. Hu's expertise spans from early-stage discovery to clinical development and commercialization. She also has a proven track record of successful business development and strategic partnerships, including out-licensing and collaboration. She is currently chief operating officer of D Biotherapeutics, LLC and an owner and principal consultant of Lakebio Consulting, LLC. She was previously executive director and co-chief executive officer of Lepu Biopharma Co., Ltd. from 2020 to 2024. She was also chief executive officer and chairman of the board of Shanghai Miracogen Inc., a company founded by Dr. Hu, focusing on the research and development, clinical study and industrialization of new drugs for targeted cancer therapy – antibody drug conjugates, from 2014 to 2024. She disposed of all her interests in Shanghai Miracogen Inc. in 2020. Prior to founding Shanghai Miracogen Inc., Dr. Hu served as a director of the Bioassay Development and Process Analytics department at Seagen Inc., director of Molecular Biology and Clinical Immunology department of GlaxoSmithKline plc (currently GSK plc), and research scientist and director of molecular biology and clinical immunology department of ID Biomedical Corporation. She was also a postdoctoral fellow of the University of Washington. Dr. Hu holds a bachelor of science degree in biochemistry from Wuhan University and a PhD in molecular biology from Institute of Biophysics, Chinese Academy of Sciences.

Graeme Allan Jack has been an independent non-executive director of our company since 2017. He is also chairman of our audit committee and a member of our nomination committee and remuneration committee. He has more than 40 years of experience in finance and audit. He retired as partner of PricewaterhouseCoopers in 2006 after a distinguished career with the firm for over 33 years. He is currently an independent non-executive director of CK Hutchison, a substantial shareholder of our company (within the meaning of the SFO) and The Greenbrier Companies, Inc. He was formerly a director of COSCO SHIPPING Development Co., Ltd. (formerly known as "China Shipping Container Lines Company Limited", an integrated financial services platform principally engaged in vessel and container leasing) and Hutchison Port Holdings Management Pte. Limited as the trustee-manager of Hutchison Port Holdings Trust (a developer and operator of deep water container terminals). Mr. Jack received a bachelor of commerce degree from University of New South Wales, Australia and is a fellow of the Hong Kong Institute of Certified Public Accountants ("HKICPA") and an associate of CAANZ.

Mok Shu Kam, Tony has been an independent non-executive director of our company since 2017. He is also chairman of our nomination committee and technical committee, and a member of our sustainability committee. Professor Mok has more than 35 years of experience in clinical oncology with his main research interest focusing on biomarker and molecular targeted therapy in lung cancer. He is currently Li Shu Fan Medical Foundation named professor and chairman of department of clinical oncology at The Chinese University of Hong Kong. Professor Mok has contributed to over 300 articles in international peer-reviewed journals, as well as multiple editorials and textbooks. In 2018, Professor Mok was the first Chinese to be bestowed with the European Society for Medical Oncology ("ESMO") Lifetime Achievement Award, one of the most prestigious international honors and recognitions given to cancer researchers, for his contribution to and leadership in lung cancer research worldwide. In 2023, Professor Mok was awarded The Sixth Fok Ying-Tung Prize – The World Outstanding Chinese Doctor Award, for his contribution in lung cancer research. Professor Mok is a non-executive director of AstraZeneca PLC, a non-executive independent director of Lunit USA Inc. and a member of the scientific advisory board of Prenetics Global Limited ("Prenetics"). He is co-founder of Sanomics Limited (acquired by ACT Genomics Holdings Ltd. in 2021) and Aurora Tele-Oncology Limited. He is also a director of Insighta Holdings Limited. He was formerly a board director of ASCO, a steering committee member of the Chinese Society of Clinical Oncology, past president of the International Association for the Study of Lung Cancer, and the chairman of the board of ACT Genomics Holdings Ltd. until it was acquired by Prenetics in 2022. Professor Mok is also closely affiliated with the oncology community in China and has been awarded an Honorary Professorship at Guangdong Province People's Hospital, Guest Professorship at Peking Union Medical College Hospital and Visiting Professorship at Shanghai Jiao Tong University and Distinguished Professorship at Fujian Cancer Hospital. He received his bachelor of medical science degree and a doctor of medicine from University of Alberta, Canada. He is also a fellow of the Royal College of Physicians and Surgeons of Canada, Hong Kong College of Physicians, Hong Kong Academy of Medicine, Royal College of Physicians of Edinburgh and ASCO.

Wong Tak Wai has been an Independent Non-executive Director of our company since March 2025. He is also a member of the Audit Committee of our company. Mr. Wong has over 35 years of extensive experience in accounting, auditing and corporate finance. He has acted in a pivotal role in assisting companies with their stock exchange listings and has been instrumental in completing numerous mergers and acquisitions. After a distinguished career spanning more than three decades, Mr. Wong retired as a partner of PricewaterhouseCoopers in 2017. Mr. Wong is currently a non-executive director of Melbourne Enterprises Limited. He was the president and a council member of the HKICPA, chairman of the HKICPA auditing standards committee, and a member of various committees of the International Federation of Accountants. He was also a member of the Sustainable Agricultural Development Fund Advisory Committee. Mr. Wong holds a bachelor of commerce degree from University of Otago, New Zealand and is a fellow of the HKICPA and an associate of the CAANZ.

Michael Ming Shi is our executive vice president, head of R&D and chief medical officer. He oversees the drug discovery and development of our Company from strategy to execution. Prior to joining our company in 2022, Dr. Shi was the global head of R&D and chief medical officer at Transcenta Holding Limited. Before that, he worked at Novartis for over 15 years, where he held various senior leadership positions including global program clinical head in clinical development. Dr. Shi is a member of American Society of Clinical Oncology, European Society of Medical Oncology, American Society of Hematology, American Association for Cancer Research, Sino-American Pharmaceutical Professionals Association and an executive committee member of the U.S.-China Anti-cancer Association ("USCACA"). Dr. Shi also worked as the program director of Genetics Variation at National Institution of Health and was an adjunct assistant professor at the University of Michigan Medical School. Dr. Shi holds a PhD in Molecular Pharmacology and Toxicology from the University of Southern California, and conducted postdoctoral research at the Harvard Medical School. He received his medical education from Peking Union Medical College.

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Zhenping Wu joined our company in 2008 and is our executive vice president of pharmaceutical sciences and manufacturing. Dr. Wu has over 30 years of experience in drug discovery and development. His past positions include senior director of pharmaceutical sciences at Phenomix Corporation, a U.S.-based biotechnology company, director of pharmaceutical development at Pfizer Global Research & Development in California (formerly Agouron Pharmaceuticals) and a group leader at Roche at its Palo Alto site. He is a past chairman and president of the board of the Sino-American Biotechnology and Pharmaceutical Association. Dr. Wu received a PhD from the University of Hong Kong and a master in business administration from the University of California at Irvine.

May Qingmei Wang is our executive vice president of business development & strategic alliances. Prior to joining our company in 2010, Dr. Wang spent 16 years with Eli Lilly where she was the head of Eli Lilly's Asian Biology Research and responsible for establishing and managing research collaborations in China and across Asia. Dr. Wang holds numerous patents, has published more than 50 peer-reviewed articles and has given dozens of seminars and plenary lectures. Dr. Wang received a PhD in biochemistry from Purdue University.

Mark Kin Hung Lee is our senior vice president of corporate management and communications. He began working in healthcare investment banking in the United States and Europe in 1998 and joined our company in 2009. Based in the New York and London offices of Credit Suisse, Mr. Lee was involved in the execution and origination of mergers, acquisitions, public and private financings and corporate strategy for life science companies such as AstraZeneca, Bristol-Myers Squibb and Genzyme, as well as other medical product and service companies. Mr. Lee received his bachelor's degree in biochemical engineering with first class honors from University College London, where he was awarded a Dean's Commendation. He also received a master of business administration from the Massachusetts Institute of Technology's Sloan School of Management.

Charles George Rupert Nixon has been our group general counsel since 2015 and has worked with our company since 2006. Prior to joining our company, Mr. Nixon was group senior legal counsel for HWL (previously a listed company in Hong Kong and after a restructuring, a subsidiary of CK Hutchison) in both Hong Kong and London and prior to that senior legal counsel for Three UK, the mobile phone operator. Mr. Nixon has been with the CK Hutchison Group since 2001. Mr. Nixon received an LL.B (Hons) from Middlesex University and is a qualified solicitor in England & Wales with over 30 years of experience.

B. Compensation.


Compensation Summary


Remuneration Committee organization and purpose

The Remuneration Committee comprises three members and is chaired by Mr. Paul Rutherford Carter, senior independent non-executive director, with the non-executive director and company secretary, Ms. Edith Shih, and independent non-executive director, Mr. Graeme Allan Jack, as members. The Remuneration Committee meets towards the end of each year to determine the remuneration package of executive directors and senior management of the group and during the year to consider grants of share options and LTIP awards and other remuneration related matters. Remuneration matters are also considered and approved by way of written resolutions and where warranted, at additional meetings. The Remuneration Committee held four meetings in 2024 with 100% attendance.

The responsibilities of the Remuneration Committee are to assist the Board in achieving its objectives of attracting, retaining and motivating a broader and more diverse pool of employees of the highest caliber and experience needed to shape and execute the strategy across the group's substantial, diverse and international business operations. It assists the group in the administration of a fair and transparent procedure for setting remuneration policies for all directors and senior management of the group. Whilst the Board retains its power to determine the remuneration of non-executive directors, the responsibility for reviewing and determining the remuneration package of individual executive directors and senior management of the group is delegated to the Remuneration Committee. The Committee is authorized to obtain, at the company's expense, external legal or other professional advice on any matters within its Terms of Reference.


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2024 Goals

In 2024, this strategy delivered significant results to our operations. As described below, a considerable number of company goals were set and achieved in 2024 on our regulatory, clinical development, discovery research, manufacturing, commercial, financial, business development, organizational and sustainability operations. These included:

Regulatory goals. Filed regulatory submissions in China of sovleplenib for immune thrombocytopenia, of savolitinib in MET exon 14 skipping alteration lung cancer including for treatment-naïve patients, of savolitinib with Tagrisso for EGFR TKI refractory lung cancer, of fruquintinib with sintilimab for EMC, and of tazemetostat for FL; obtained approval of fruquintinib with sintilimab for EMC in China, and of fruquintinib for CRC in the European Union and Japan. Also obtained fruquintinib approvals for CRC in Argentina, Australia, Canada, Hong Kong, Israel, Singapore, Switzerland, the United Arab Emirates, South Korea and the United Kingdom.

Clinical goals. Completed portfolio prioritization; enrolled first patients in the registration trials of ranosidenib for leukemia, sovleplenib for anemia, as well as the first patients enrolled in the HMPL-506 Phase I trial; completed enrollment in the registration trials of fanregratinib for intrahepatic cholangiocarcinoma, savolitinib combined with Tagrisso for lung cancer in the U.S., as well as the surufatinib Phase II trial for pancreatic cancer.

Discovery Research goals. Significant progress in developing the innovative ATTC platform, including several candidates nominated and in pre-clinical development and more to be nominated in the near-term.

Manufacturing goals. Streamlined operations across drug substance, drug product and manufacturing and supply chain; developed new Shanghai factory including passing the regulatory certification, obtaining the manufacturing license and delivering the first commercial batch of a key product ahead of schedule, and installing additional workshops for drug product supply, with technology transfers completed for all clinical supplies; manufacturing and delivering substantial numbers of batches of Fruzaqla to Takeda; establishing additional infrastructure to control cost, quality and scheduling of drug substance supplies.

Commercial and financial goals. Reported total oncology product revenue of $272 million, including revenue from Elunate, Sulanda and Tazverik – the three medicines marketed by the HUTCHMED commercial team – of $136 million, and triggered regulatory and sales milestone payments from Takeda of $35 million; and in particular, reported net income of $38 million given that the 2023 net income of $101 million included the recognition of $280 million from the upfront payment from the license agreement with Takeda.

Business development and alliance management goals. Signed agreements to substantially divest interest in the Shanghai Hutchison Pharmaceuticals joint venture for approximately $608 million; managed new alliance with Takeda to launch Fruzaqla, and continued to manage alliance with AstraZeneca on Orpathys.

Organization. Reorganized group following ex-China partnership with Takeda, including right-sizing ex-China resources and further steps to focus on optimizing efficiency, controlling cost and risk management. Also certified as a Top Employer in 2024, which is based on a comprehensive analysis of the Company's Human Resources environment, in alignment with the Company's goals in creating a great place to work.

Sustainability. progress made in the 11 short- to long-term goals and targets; enhanced climate actions, including an assessment on the potential financial impacts of climate risks and opportunities for HUTCHMED, in-line with new disclosure requirements; conducted a biodiversity assessment and added a Biodiversity Policy; conduced a supplier ESG assessment; improved ESG ratings, including upgrades by MSCI ESG from BBB to A, by S&P Global from a score of 48 to 53, and reaching A- rating and a top quartile score in the Hang Seng Corporate Sustainability Index Series rating. Also received multiple ESG awards in 2024.

Remuneration components

The goal of our remuneration programs is to align remuneration delivery with performance, measured both internally against budgets and key operational achievements, and externally through share price. We believe this alignment was achieved in 2024.

In general, our compensation consists of the following components:

- **Base salary,** to attract and retain highly skilled talent. This fixed component of pay is to provide financial stability, based on responsibilities, experience, individual contributions and peer company data;

- **Annual cash bonus incentive program,** to motivate, promote and reward the achievement of key short-term strategic and business goals of HUTCHMED as well as individual performance. This is a variable component of pay based on annual corporate and individual performance; and

- **Equity incentives,** to encourage Executive Directors, senior management and other employees to focus on out-performance and align their interests with shareholders, as well as to promote retention and to reward outstanding company and individual performance. This is in the form of grants of share options and LTIP awards, which are subject to a vesting schedule based on continued service, the value of which depends on our share price performance, our net profit and our revenue from the novel oncology or immunology products that are marketed by HUTCHMED, to align employee interests with those of our shareholders over the longer-term.

The Remuneration Committee reviewed and made recommendation to the Board on grant of share awards under the LTIP and share options under the share option scheme to incentivize talent and professional expertise to stay and grow with the Group. See "—Executive Officer Compensation" and "—Equity Compensation Schemes and Other Benefit Plans" for more details on the share awards and share options granted during 2024.

2024 review and recommendations

During the year, the Remuneration Committee reviewed background information on market data (including economic indicators, statistics and the compensation benchmarking), headcount and staff costs. It also reviewed and approved the proposed 2025 directors' fees for executive directors and made recommendation to the board on the proposed 2025 directors' fees for independent non-executive directors. Prior to the end of the year, the Remuneration Committee reviewed and approved the 2024 year-end bonus and 2025 remuneration package of Executive Directors and senior management of the Group. No Director or any or his/her associates is involved in deciding his/her own remuneration.

Remuneration advisor

In addition, the Remuneration Committee has reviewed the approach to remuneration and reporting on executive remuneration in detail. Aimed at attracting and retaining top talent, the Remuneration Committee appointed an independent advisor, Aon Enterprise Solutions (Shanghai) Co., Ltd. ("Aon") to conduct benchmarking research on the compensation of a peer group of U.S. and China biotech companies (the "Aon Benchmarking Research"). Aon has no other connection with the Company or individual Directors. The Remuneration Committee comprehensively reviewed the Group's compensation and share-based incentives policies, the Aon Benchmarking Research and established an attractive policy to ensure the Group is able to recruit and retain top talent. Vesting of share-based awards under such policy is in line with the referenced peer group. The Committee takes seriously its responsibility to ensure that the executive remuneration practices of the Group drive strong performance, are aligned with the strategy and sustainability of the Group and are appropriate in the context of the external regulatory environment and the expectations of stakeholders.

Shareholder return comparison

The independent remuneration advisor, Aon also reviewed the total shareholder return comparator group used as a component of the company's performance based LTIP awards for 2024, using volatility and correlation analysis to evaluate the appropriateness of this peer group. It encouraged the Company to use peer groups of approximately 30 companies or more. It focused on three primary and four secondary criteria. Primary criteria for peers selection were their industry sector, centering on, commercial companies with innovative specialty biopharmaceutical medicines or drug candidates; their listing location, centering on China or the United States; and those with a three-year stock price that correlated with the Company. Secondary criteria were their therapeutic focus, prioritizing companies with marketed products and development pipelines focused on oncology therapies; their stock price volatility; their market capitalization, excluding micro-cap and large-cap companies; and their share trading history, excluding companies that have not been public for at least three years.

Executive Officer Compensation

Summary Compensation Table

The following table sets forth the non-equity compensation paid or accrued during the year ended December 31, 2024 to our chief executive officer and chief scientific officer, chief financial officer and other executive officers on an aggregate basis.

Name and Principal Position	Salary and fees ($)	Bonus ($)	Taxable benefits ($)	Non-taxable benefits ($)	Pension contributions ($)	Total ($)
Weiguo SU	886,677 [1]	1,282,051	—	8,656	72,168	2,249,552
CHENG Chig Fung, Johnny	443,015 [2]	512,821	—	11,603	32,878	1,000,317
Other Executive Officers in the Aggregate	1,701,969	2,272,257	8,074	76,747	59,317	4,118,364

Notes:

(1) Amount includes director's fees of $75,000.

(2) Amount includes director's fees of $75,000.

Employment Arrangements with our Executive Officers

Employment Agreements with Executive Officers at HUTCHMED Group (HK) Limited and HUTCHMED Holdings (HK) Limited

We have entered into employment agreements with each of our executive officers who are directly employed by HUTCHMED Group (HK) Limited or HUTCHMED Holdings (HK) Limited, namely Dr. Weiguo Su, Mr. Cheng Chig Fung, Johnny, Dr. May Qingmei Wang, Mr. Mark Kin Hung Lee and Mr. Charles George Rupert Nixon. Under these employment agreements, our executives receive compensation in the form of salaries, discretionary bonuses, participation in the Hutchison Provident Fund retirement scheme, medical coverage under the CK Hutchison Group Medical Scheme, personal accident insurance and annual leave. None of the employment arrangements provide benefits to our executive officers upon termination. We may terminate employment by giving the executive officers three months' prior written notice. The executive officer may also voluntarily terminate his/her employment with us upon not less than three months' prior written notice to us.

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Each executive officer has agreed, for the term of employment with us and thereafter, not to disclose or use for his/her own purposes any of our and our associated companies' confidential information that the executive officer may develop or learn in the course of employment with us. Moreover, each of our executive officers has agreed, for the term of employment with us and for a period of 12 months thereafter, (i) not to undertake or be employed or interested directly or indirectly anywhere in Hong Kong in any activity which is similar to and competitive with our company or associated companies in which the executive officer had been involved in the period of 12 months prior to such termination and (ii) not to solicit for any employees of our company or our joint ventures or orders from any person, firm or company which was at any time during the 12 months prior to termination of such employment a customer or supplier of our company or associated companies.

Employment Agreements with Executive Officers at HUTCHMED Limited

We have entered into employment agreements with each of our executive officers who are employed directly by HUTCHMED Limited, namely Dr. Michael Ming Shi and Dr. Zhenping Wu. Under these employment agreements, we engage the executive officer on either an open-ended or a fixed term. Our executive officers receive compensation in the form of salaries, discretionary bonuses, annual leave, statutory maternity leave and nursing leave.

Under the terms of these agreements, we provide labor protection and work conditions that comply with the safety and sanitation requirements stipulated by the relevant PRC laws. The employment agreements prohibit the executive officers from engaging in any conduct and business activities which may compete with the business or interests of HUTCHMED Limited during the term of the executive officer's employment. These executive officers also enjoy the Hutchison Provident Fund retirement scheme, medical coverage under the CK Hutchison Group Medical Scheme and personal accident insurance.

We may terminate an executive officer's employment for cause at any time without notice. Termination for cause may include a serious breach of our internal rules and policies, serious negligence in the executive officer's performance of his or her duties, an accusation or conviction of a criminal offence, acquisition of another job which materially affects the executive officer's ability to perform his or her duties for our company and other circumstances stipulated by applicable PRC laws. We may terminate an executive officer's employment with three months' prior notice if the executive officer is unable to perform his or her duties (after the expiration of the prescribed medical treatment period) because of an illness or non-work-related injury or the executive officer is incompetent and remains incompetent after training or adjustment of his or her position.

The executive officer may voluntarily terminate his or her contract without cause with three months' prior notice. The executive officer may also terminate the employment agreement immediately for cause, which includes a failure by us to provide labor protection and the work conditions as specified under the employment agreement. In case of termination for any reason, we agree to make any mandatory severance payments required by the relevant PRC labor laws.

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Share Options

The following table sets forth information concerning the outstanding equity awards held by our chief executive officer and chief scientific officer, chief financial officer and other executive officers on an aggregate basis as of December 31, 2024.

Name and Principal Position	Date of grant of share options[1]	Number of unexercised shares which are vested	Number of unexercised shares which are unvested	Exercise price		Number of shares issued upon exercise in 2024	Number of options lapsed/ cancelled in 2024	Option expiration date
Weiguo SU	Mar 27, 2017	1,000,000	—	£	3.105	—	—	Mar 26, 2027
Weiguo SU	Mar 19, 2018	1,000,000	—	£	4.974	—	—	Mar 18, 2028
Weiguo SU	Apr 28, 2020	789,700 (=157,940 ADS)	—	$	22.090	—	—	Apr 27, 2030
Weiguo SU	Dec 14, 2020	18,960 (=3,792 ADS)	—	$	29.000	—	—	Dec 13, 2030
Weiguo SU	Mar 26, 2021	211,800 (=42,360 ADS)	70,600 (=14,120 ADS)	$	27.940	—	—	Mar 25, 2031
Weiguo SU	Dec 14, 2021	18,695 (=3,739 ADS)	6,235 (=1,247 ADS)	$	35.210	—	—	Dec 13, 2031
Weiguo SU	May 23, 2022	—	861,220 (= 172,244 ADS)	$	10.750	—	—	May 22, 2032
Weiguo SU	Mar 13, 2024	—	1,359,561	HK$	28.350	—	—	Mar 12, 2034
Weiguo SU	Aug 5, 2024	—	1,405,767	HK$	29.200	—	—	Aug 4, 2034
CHENG Chig Fung, Johnny	Apr 28, 2020	401,900 (=80,380 ADS)	—	$	22.090	—	—	Apr 27, 2030
CHENG Chig Fung, Johnny	Mar 26, 2021	180,375 (=36,075 ADS)	60,125 (=12,025 ADS)	$	27.940	—	—	Mar 25, 2031
CHENG Chig Fung, Johnny	May 23, 2022	223,300 (=44,660 ADS)	223,300 (=44,660 ADS)	$	10.750	—	—	May 22, 2032
CHENG Chig Fung, Johnny	Jun 5, 2023	15,425 (=3,085 ADS)	46,275 (=9,255 ADS)	$	12.510	—	—	Jun 4, 2033
Other Executive Officers in the Aggregate	Dec 11, 2019	400,000	—	£	3.592	—	—	Dec 10, 2029
Other Executive Officers in the Aggregate	Apr 28, 2020	1,146,300 (=229,260 ADS)	—	$	22.090	—	—	Apr 27, 2030
Other Executive Officers in the Aggregate	Dec 14, 2020	59,890 (=11,978 ADS)	—	$	29.000	—	—	Dec 13, 2030
Other Executive Officers in the Aggregate	Mar 26, 2021	351,150 (=70,230 ADS)	117,050 (=23,410 ADS)	$	27.940	—	—	Mar 25, 2031
Other Executive Officers in the Aggregate	Dec 14, 2021	58,315 (=11,663 ADS)	19,450 (=3,890 ADS)	$	35.210	—	250,000 (=50,000 ADS)	Dec 13, 2031
Other Executive Officers in the Aggregate	May 23, 2022	227,100 (=45,420 ADS)	227,100 (=45,420 ADS)	$	10.750	—	—	May 22, 2032
Other Executive Officers in the Aggregate	Sep 13, 2022	750,000 (=150,000 ADS)	750,000 (=150,000 ADS)	$	13.140	—	—	Sep 12, 2032
Other Executive Officers in the Aggregate	Jun 5, 2023	44,725 (=8,945 ADS)	134,175 (=26,835 ADS)	$	12.510	—	61,700 (=12,340 ADS)	Jun 4, 2033

Note:

(1) The share options granted between April 28, 2020 and June 5, 2023 were in the form of ADSs and the relevant exercise prices were stated in U.S. dollars per ADS. For purposes of this table, these share options are presented in the form of ordinary shares (with the corresponding number of ADSs where appropriate). Each ADS represents five ordinary shares.

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Long-Term Incentive Compensation

The following table sets forth information regarding performance based LTIP awards granted to our chief executive officer and chief scientific officer, chief financial officer and other executive officers on an aggregate basis in the year ended December 31, 2024.

Name and Principal Position		Maximum Aggregate Value of LTIP awards[1][2][3]
Weiguo SU, Chief Executive Officer and Chief Scientific Officer	$	3,348,180
CHENG Chig Fung, Johnny, Chief Financial Officer	$	759,951
Other Executive Officers in the Aggregate	$	1,848,800

Notes:

(1) The amounts reflected in the table above represent the maximum aggregate value of all LTIP awards outstanding as of December 31, 2024. The LTIP awards are conditional upon the achievement of annual performance targets for the fiscal year 2024, 2025 and 2026. The amounts reflected in the table above assume the maximum amount that may be paid under these contingent LTIP awards. The LTIP awards will be settled in a variable number of shares based on a fixed monetary amount awarded upon achievement of performance targets. An independent third-party trustee who administers the LTIP will purchase shares of our company on either the AIM or Nasdaq market which will be used to settle the LTIP awards. See "— Outstanding Awards and Grants of Awards" for more details.

(2) Vesting will occur in 2027, three weeks after the date of completion of the purchase of shares for the award relating to the Financial Year 2026.

(3) Excluding performance based LTIP awards abovementioned, a non-performance based LTIP award granted to an Executive Officer in an amount of $500,000, for which 79,652 ordinary shares were allocated on May 30, 2024. 25% of the shares were/will be vested on March 13, 2025, March 13, 2026, March 13, 2027 and March 13, 2028 respectively.

Director Compensation

The following table sets forth a summary of the compensation we paid to our directors other than Dr. Weiguo Su and Mr. Cheng Chig Fung, Johnny during 2024.

Name of Director	Fees Earned or Paid in Cash	Maximum Value of Non-Performance Based LTIP Awards Granted
TO Chi Keung, Simon	$ 31,817 [1]	—
Dan ELDAR	$ 81,339	—
Edith SHIH	— [2]	—
Ling YANG	—	—
Paul Rutherford CARTER	$ 117,000	—
Renu RHATIA	$ 59,119	—
Chaohong HU	$ 9,410	—
Graeme Allan JACK	$ 111,000	—
MOK Shu Kam, Tony	$ 115,857	—

Notes:

(1) Such director's fees were paid to Hutchison Whampoa (China) Limited, a wholly owned subsidiary of CK Hutchison. Director's fees received from our subsidiaries during the period Mr. To served as director that were paid to an intermediate holding company of our company are not included in the amounts above. Mr. To retired as a director on May 17, 2024.

(2) Director's fees received from our subsidiaries during the period Ms. Shih served as director that were paid to a subsidiary of CK Hutchison are not included.

Equity Compensation Schemes and Other Benefit Plans

In April 2015, our shareholders adopted an option scheme ("2015 Option Scheme"), which was later approved by the shareholders of CK Hutchison, the ultimate parent of our then majority shareholder, in May 2016. The 2015 Option Scheme was subsequently amended in April 2020.

We also have a long-term incentive scheme which was adopted by our shareholders in April 2015 and will expire on April 24, 2025. We refer to this as our LTIP. In March 2025, our board of directors approved the adoption of another ten-year LTIP scheme to be effective from April 24, 2025.

The 2015 Option Scheme and LTIP each terminates on the tenth anniversary of their adoption. Each may also be terminated by its board of directors at any time. Any termination of a scheme is without prejudice to the awards outstanding at such time.

The following describes the material terms of our 2015 Option Scheme and LTIP (collectively, the "Schemes").

Awards and Eligible Grantees. The 2015 Option Scheme provides for the award of share options exercisable for ordinary shares or ADSs of our company to Eligible Employees (as defined in the 2015 Option Scheme) or non-executive directors (excluding any independent non-executive directors under the 2015 Option Scheme).

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Under our LTIP, awards in the form of contingent rights to receive either shares purchased from the market by the scheme trustee or cash payments may be granted to the directors of our company, directors of our subsidiaries and employees of our company, subsidiaries, affiliates or such other companies as determined by our board of directors in its absolute discretion.

Scheme Administration. Our board of directors has delegated its authority for administering our 2015 Option Scheme and our LTIP to our remuneration committee. Each such plan administrator has the authority to, among other things, select participants and determine the amount and terms and conditions of the awards under the applicable Schemes as it deems necessary and proper, subject to the restrictions described in "—Restrictions on Grants" below.

Restrictions on Grants. Under the 2015 Option Scheme, grants may not be made to independent non-executive directors. Furthermore, those grants may not be made to any of our employees or directors if such person is also a director, chief executive or substantial shareholder of any of our direct or indirect parent companies which is listed on a stock exchange or any of its associates without approval by the independent non-executive directors of such parent company (excluding any independent non-executive director who is a proposed grantee). In addition, approval by our shareholders and the shareholders of such listed parent company is required if an option grant under our 2015 Option Scheme is to be made to a substantial shareholder or independent non-executive director of a listed parent company or any of its associates and, upon exercise of such grant and any other grants made during the prior 12-month period to that shareholder, that individual would receive an amount of our ordinary shares equal or greater than 0.1% of our total outstanding shares or with an aggregate value in excess of HK$5 million (equivalent to $0.6 million as of December 31, 2024).

In addition, options under our 2015 Option Scheme may not be granted to any individual if, upon the exercise of such options, the individual would receive an amount of shares when aggregated with all other options granted to such individual under the applicable Scheme in the 12-month period up to and including the grant date, that exceeds 1% of the total shares outstanding of the company granting the award on such date. There are no individual limits under our LTIP.

Under our LTIP, no grant to any director, chief executive or substantial shareholder of our company may be made without the prior approval of our independent non-executive directors (excluding an independent non-executive director who is a proposed grantee).

Vesting. Vesting conditions of options granted under the Schemes are determined by the respective board of directors at the time of grant.

Under our 2015 Option Scheme, if a participant has committed any misconduct or any conduct making such participant's service terminable for cause, all options (whether vested or unvested) lapse unless the respective board of directors otherwise determines in its absolute discretion. Options may be exercised to the extent vested where a participant's service ceases due to the participant's death, serious illness, injury, disability, retirement at the applicable retirement age, or earlier if determined by the participant's employer, or if a participant's service ceases for any other reason other than for cause.

Under our LTIP, if a participant's employment or service with our company or its subsidiaries is terminated for cause or if the participant breaches certain provisions in our LTIP restricting the transfer of awards by grantees and imposing non-competition obligations on grantees, all unvested awards are automatically cancelled. Where a participant's employment or service ceases for any reason other than the reasons listed above (including due to the participant's resignation, retirement, death or disability or upon the non-renewal of such participant's employment or service agreement other than for cause), our board of directors may determine at its discretion whether unvested awards shall be deemed vested.

Exercise Price. The exercise price for each share pursuant to the options granted under the 2015 Option Scheme must be the Market Value of a share at the date of grant (as defined in our 2015 Option Scheme).

Non-transferability of Awards. Awards may not be transferred except in the case of a participant's death by the terms of each Scheme.

Takeover or Scheme of Arrangement. In the event of a general or partial offer for the shares of our company under our 2015 Option Scheme, whether by way of takeover, offer, share repurchase offer, or scheme of arrangement, the affected company is required to use all reasonable endeavors to procure that such offer is extended to all holders of options granted by such company on the same terms as those applying to shareholders. Both vested and unvested options may be exercised up until (i) the closing date of any such offer and (ii) the record date for entitlements under a scheme of arrangement, and will lapse thereafter. Certain options may also be exercised on a voluntary winding up of our company.

Under our LTIP, in the event of a general offer for all the shares of our company, whether by way of takeover or scheme of arrangement, or if our company is to be voluntarily wound up, our board of directors shall determine in its discretion whether outstanding unvested awards will vest and the period within which such awards will vest.

Amendment. Our 2015 Option Scheme requires that amendments of a material nature only be made with the approval of our shareholders.

Our board of directors may alter the terms of our LTIP, but amendments which are of a material nature cannot take effect without shareholders' approval, unless the changes take effect automatically under the terms of our LTIP.

Authorized Shares. Under our 2015 Option Scheme, our board of directors may "refresh" the scheme limit from time to time provided that the total number of shares which may be issued upon exercise of all options to be granted under our 2015 Option Scheme shall not exceed 10% of our total shares outstanding on such date. In addition, the limit on the number of shares which may be issued upon exercise of all outstanding options granted and not yet exercised under the 2015 Option Scheme and any options granted and not yet exercised under any other schemes must not exceed 10% of the outstanding shares of the company in issue from time to time. In April 2020, our shareholders approved a refresh of the 2015 Option Scheme.

Following the 2015 Option Scheme refresh discussed above, subject to certain adjustments for share splits, share consolidations and other changes in capitalization, the maximum number of shares that may be issued upon exercise of all options granted may not in the aggregate exceed 5% of our shares outstanding on April 27, 2020. Share awards under our LTIP may not exceed 5% of our shares outstanding on the adoption date of our LTIP.

Outstanding Awards and Grants of Awards

Share options outstanding and grants made in 2024 under the 2015 Option Scheme

As of December 31, 2024, options to purchase an aggregate of 29,640,273 ordinary shares, representing approximately 3.4% of our outstanding share capital, at a weighted average exercise price of £3.55 ($4.47) per ordinary share and an expiration date of 10 years from the respective date of grant remained outstanding under the 2015 Option Scheme. In the year ended December 31, 2024, we granted options to purchase an aggregate of 2,965,328 ordinary shares, representing approximately 0.3% of our outstanding share capital, at an exercise price of £2.93 ($3.69) per ordinary share under the 2015 Option Scheme. For the share options granted to Dr. Weiguo Su in 2024, the exercise of the share options is conditional upon the fulfilment of certain performance targets relating to the Group over the financial year of 2023 to 2025 and 2024 to 2026. Vesting will occur two business days after the date of announcement of the annual results of the Company for the financial years ending December 31, 2025 and 2026. The other options vest in equal instalments of 25% over a four-year period.

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Grants and vesting of LTIPs

In the year ended December 31, 2024, we granted performance based awards under our LTIP to two of our executive directors and 133 employees, giving them a conditional right to receive ordinary shares to be purchased by the third-party trustee up to an aggregate maximum cash amount of $19,304,017. These awards are related to the achievement of performance targets and will vest in 2027, three weeks after the date of completion of the share purchase for the awards for the financial year ending December 31, 2026. For additional information on LTIP awards held by our executive officers, please see "B. Compensation—Executive Officer Compensation—Long-Term Incentive Compensation." For additional information on LTIP awards to our directors, please see "B. Compensation—Director Compensation."

Vesting of our LTIP awards will also depend upon the award holder's continued employment or continued service on our board, as the case may be.

In the year ended December 31, 2024, an aggregate of 2,173,203 ADSs were given to award holders upon the vesting of performance based LTIP awards, and 57,669 ADSs were given to award holders upon the vesting of non-performance based LTIP awards.

C. Board Practices.

Our board of directors consists of eleven directors including two executive directors, three non-executive directors and six independent non-executive directors. Pursuant to a relationship agreement dated April 21, 2006, and amended and restated on June 13, 2019, by and between our company and Hutchison Whampoa (China) Limited, a parent company of Hutchison Healthcare Holdings Limited, or the Relationship Agreement, our board of directors must consist of at least one director who is independent of the CK Hutchison group if Hutchison Whampoa (China) Limited is entitled to cast at least 50% votes eligible to be cast on a poll vote at a general meeting of our company. The Relationship Agreement will continue in effect until our ordinary shares cease to be traded on the AIM market or the CK Hutchison group individually or collectively ceases to hold at least 30% of our shares.

Under the Articles of Association, our directors are subject to retirement at an annual general meeting at least once every three years and hold office until such time as they wish to retire and not offer themselves up for re-election, are not re-elected by the shareholders, or are removed from office by ordinary resolution at a general meeting of the shareholders. Under our Articles of Association, a director will be vacated if, among other things, the director (i) becomes bankrupt or has a receiving order made against him or suspends payment or compounds with his creditors; or (ii) becomes of unsound mind. For information regarding the period during which our officers and directors have served in their respective positions, please see Item 6.A. "Directors and Senior Management."


Board Committees


Our board of directors has established an audit committee, nomination committee, remuneration committee, sustainability committee and technical committee.

Audit Committee

Our audit committee consists of Mr. Graeme Allan Jack, Mr. Paul Rutherford Carter, Dr. Renu Bhatia and Mr. Wong Tak Wai, with Mr. Graeme Allan Jack serving as chairman of the committee. Each member of the audit committee meets the independence requirements under the rules of the Nasdaq Stock Market and under Rule 10A-3 under the Exchange Act. We have determined that Mr. Graeme Allan Jack is an "audit committee financial expert" within the meaning of Item 407 of Regulation S-K. All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the Nasdaq Stock Market.

Although we are a foreign private issuer, we are required to comply with Rule 10A-3 of the Exchange Act, relating to audit committee composition and responsibilities. Rule 10A-3 provides that the audit committee must have direct responsibility for the nomination, compensation and choice of our auditor, as well as control over the performance of their duties, management of complaints made, and selection of consultants. Under Rule 10A-3, if the governing law or documents of a listed issuer require that any such matter be approved by the board of directors or the shareholders of the company, the audit committee's responsibilities or powers with respect to such matter may instead be advisory. Our Articles of Association provide that the appointment of our auditor must be decided by our shareholders at our annual general meeting or at a subsequent extraordinary general meeting in each year.

The audit committee formally meets at least twice a year and otherwise as required. The audit committee's purpose is to oversee our accounting and financial reporting process and the audit of our financial statements. Our audit committee's primary duties and responsibilities are to:

- monitor the integrity of our financial statements, our annual and half-year reports and accounts and our announcements of interim or final results;

- provide advice, where requested by the board of directors, on whether the annual report and accounts, taken as a whole, are fair, balanced and understandable, and provide the information necessary for shareholders to assess our company's position and performance, business model and strategy;

- review significant financial reporting issues and the judgments which they contain;

- review, whenever practicable without being inconsistent with any requirement for prompt reporting under applicable listing rules, other statements containing financial information such as significant financial returns to regulators and release of price sensitive information first where board of director approval is required; and

- review and challenge where necessary:

- the consistency of, and any changes to, accounting policies both on a year-on-year basis and across our company;

- the methods used to account for significant or unusual transactions where different approaches are possible;

- whether our company has followed appropriate accounting standards and made appropriate estimates and judgments, taking into account the views of the external auditor;

- the clarity of the disclosure in our financial reports and the context in which statements are made; and

- all material information presented with the financial statements, such as any operations and financial review and any corporate governance statements (insofar as it relates to the audit and risk management).

In relation to our internal controls and risk management systems, our audit committee, among other things:

- reviews the effectiveness of our internal control and risk management systems;

- reviews the policies and procedures for the identification, assessment and reporting of financial and non-financial risks and our management of those risks in accordance with the requirements of the Sarbanes-Oxley Act and other applicable laws, rules and regulations and the applicable requirements of any stock exchange;

- approves the appointment and removal of the head of the internal audit function;

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- ensures our internal audit function has adequate standing and resources and is free from management or other restrictions;

- reviews and monitors our executive management's responsiveness to the findings and recommendations of the internal audit function; and

- reviews with management and our independent auditors the adequacy and effectiveness of our internal control over financial reporting and disclosure controls and procedures.

In relation to our external auditor, our audit committee, among other things:

- recommends the appointment, reappointment or removal of the external auditor and considers any issues relating to their resignation, dismissal, remuneration or terms of engagement, subject to approval by the shareholders;

- considers and monitors the external auditor's independence, objectivity and effectiveness;

- reviews and monitors the effectiveness of the audit process, considering relevant ethical or professional requirements;

- develops and implements policy on the engagement of the external auditor to provide non-audit services, taking into any relevant ethical guidance; and

- pre-approves the external auditors' annual audit fees and the nature and scope of proposed audit coverage, subject to approval by our shareholders.

The audit committee is authorized to obtain, at our company's expense, reasonable outside legal or other professional advice on any matters within the scope of its responsibilities.

Nomination Committee

Our nomination committee consists of Professor Mok Shu Kam, Tony, Mr. Graeme Allan Jack, Dr. Dan Eldar, and Dr. Chaohong Hu, with Professor Mok Shu Kam, Tony serving as chairman of the committee. Our nomination committee reviews the structure, size, diversity profile and skills set of the board against its needs and makes recommendations on the composition of the board to achieve our corporate strategy as well as promote shareholder value. It facilitates the board in the conduct of the selection and nomination of directors, makes recommendations to the board on the appointment or reappointment of directors and succession planning for directors. It also assesses director independence having regard to the criteria under the applicable corporate governance code, SEC or stock exchange rules.

Remuneration Committee

Our remuneration committee consists of Mr. Paul Rutherford Carter, Mr. Graeme Allan Jack and Ms. Edith Shih, with Mr. Paul Rutherford Carter serving as chairman of the committee. The remuneration committee is responsible for considering all material elements of remuneration policy and remuneration and incentives of our executive directors and key employees with reference to independent remuneration research and professional advice. The remuneration committee meets formally at least once each year and otherwise as required and make recommendations to our board of directors on the framework for executive remuneration and on proposals for the granting of share options and other equity incentives. Our board of directors is responsible for implementing these recommendations and agreeing the remuneration packages of individual directors. No director is permitted to participate in discussions or decisions concerning his or her own remuneration.

Sustainability Committee

Our sustainability committee consists of Ms. Edith Shih, Mr. Cheng Chig Fung, Johnny and Professor Mok Shu Kam, Tony, with Ms. Edith Shih serving as chairman of the committee. The sustainability committee is responsible for strengthening our corporate governance and reporting framework. It advises our board of directors and management on and oversees the development and implementation of our corporate social responsibility and sustainability initiatives, including reviewing related policies and practices as well as assessing and making recommendations on matters pertaining to our sustainability governance, strategies, planning and risk management.

Technical Committee

Our technical committee consists of Professor Mok Shu Kam, Tony, Mr. Paul Rutherford Carter, Dr. Renu Bhatia, Dr. Chaohong Hu, Dr. Dan Eldar, and Dr. Weiguo Su, with Professor Mok Shu Kam, Tony serving as chairman of the committee. The technical committee's responsibility is to consider, from time to time, matters relating to the technical aspects of the research and development activities of our Oncology/Immunology operations. It invites such executives as it deems appropriate to participate in meetings from time to time.

Hong Kong Corporate Governance Code

Following the listing on the SEHK on June 30, 2021, our board of directors has adopted the Corporate Governance Code ("Hong Kong Corporate Governance Code") contained in Appendix C1 of the Rules Governing the Listing of Securities on SEHK in replacement of the U.K. Corporate Governance Code 2018 and is in compliance with all code provisions of the Hong Kong Corporate Governance Code.

Code of Ethics

Our board of directors has adopted a code of ethics to set standards for our directors, officers and employees as are reasonably necessary to promote (i) honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships; (ii) full, fair, accurate, timely and understandable disclosure in the reports and documents that we file or submit to the applicable stock exchanges, and in any other public communications; (iii) compliance with applicable governmental and regulatory laws, rules, codes and regulations; (iv) prompt internal reporting of any violations of the code of ethics; and (v) accountability for adherence to the code of ethics.

Code of Ethics for Business Partners

Our board of directors has adopted a code of ethics for our business partners, including our suppliers, vendors, customers, agents, contractors, joint venture partners and representatives. This code of ethics contains general guidelines to promote the standards outlined in our internal code of ethics as described above.

Complaints Procedures / Whistleblowing Policy

Our board of directors has adopted procedures for the confidential receipt, retention, and treatment of complaints from, or concerns raised by, employees regarding accounting, internal accounting controls and auditing matters as well as illegal or unethical matters. The complaint procedures are reviewed by the audit committee from time to time as warranted to ensure their continuing compliance with applicable laws and listing standards as well as their effectiveness.

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Policy on Personal Information Governance

Our board of directors has adopted a policy on personal information governance which sets out our governance framework for the safeguard of personal information of employees, customers and other relevant personal information subjects. The senior management of each group company is accountable for the effective implementation of this policy.

Information Security Policy

Our board of directors has adopted an information security policy to define and help communicate the common policies for information confidentiality, integrity and availability to be applied to us and our joint ventures. The purpose of the information security policy is to ensure business continuity by preventing and minimizing the impact of security risks within our company and our joint ventures. Our information security policy applies to all of our and our joint ventures' business entities across all countries. It applies to the creation, communication, storage, transmission and destruction of all different types of information. It applies to all forms of information, including but not limited to electronic copies, hardcopy, and verbal disclosures whether in person, over the telephone, or by other means.

Code on Dealings in Shares

Our board of directors has adopted a policy on the handling of material inside information, consisting of information which is either "inside information" under the E.U. Market Abuse Regulation (Regulation (EU) 596/2014) ("MAR"), or "material non-public information" under U.S. law. This policy, among other things, prohibits any employees, directors, other persons discharging managerial responsibilities or their connected persons dealing in our securities or their derivatives, or those of our collaborators, business partners, suppliers and customers, while in possession of material inside information. Certain members of our senior management or staff, including persons discharging managerial responsibilities, and their connected persons are subject to additional compliance requirements which are outlined in the code (including but not limited to obtaining written pre-clearance from designated members of management prior to any dealing in any such securities is allowed).

Board Diversity Policy

Our board of directors has established a board diversity policy as our board of directors recognizes the benefits of a board of directors that possesses a balance of skills, experience, expertise, independence and knowledge and diversity of perspectives appropriate to the requirements of our businesses.

We maintain that appointment to our board of directors should be based on merit that complements and expands the skills, experience, expertise, independence and knowledge of the board of directors as a whole, taking into account gender, age, professional experience and qualifications, cultural and educational background, and any other factors that our board of directors might consider relevant and applicable from time to time towards achieving a diverse board of directors. See also"—Directors and Senior Management—Board Diversity."

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D. Employees.

As of December 31, 2022, 2023 and 2024, we had 2,025, 1,988 and 1,811 full-time employees, respectively. None of our employees are represented by labor unions or covered by collective bargaining agreements. The number of employees by function as of the end of the period for our fiscal years ended December 31, 2022, 2023 and 2024 was as follows:

	2024	2023	2022
By Function:			
Oncology/Immunology - Research and Development	893	903	958
Oncology/Immunology - Commercial	771	927	880
Corporate Head Office and Other	147	158	187
Total	1,811	1,988	2,025

As of December 31, 2024, a total of 108 employees on our Oncology/Immunology research and development team have M.D. or Ph.D. degrees. Additionally, our Other Ventures joint venture Shanghai Hutchison Pharmaceuticals employed a total of 3,007 full time employees as of December 31, 2024, and no such employees are represented by labor unions and covered by collective bargaining agreements. To date, we have not experienced any strikes, labor disputes or industrial actions which had or would have a material effect on our business, and consider our relations with the union and employees to be good.

We recognize the importance of high-quality employees in sustaining market leadership. Salary and benefits are kept at competitive levels, while individual performance is rewarded within the general framework of the salary, bonus and incentive system of our company, which is reviewed annually. Employees are provided with a wide range of benefits that include medical coverage, provident funds and retirement plans and long service awards. We stress the importance of staff development and provides training programs on an ongoing basis. Employees are also encouraged to play an active role in community care activities.

E. Share Ownership.

See Item 6.B. "Compensation" and Item 7 "Major Shareholders and Related Party Transactions."

F. Disclosure of a Registrant's Action to Recover Erroneously Awarded Compensation.

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders.

We had 871,601,095 ordinary shares outstanding as of February 15, 2025. The following table and accompanying footnotes set forth information relating to the beneficial ownership of our ordinary shares as of February 15, 2025 by:

- each person, or group of affiliated persons, known by us to beneficially own more than 5% of our outstanding ordinary shares;

- each of our directors; and

- each of our named executive officers.

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Our major shareholders do not have voting rights that are different from our shareholders in general. Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of February 15, 2025, including through the exercise of any option, warrant, or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

Name of beneficial owner	Number of Ordinary Share held	Number of American Depositary Share held	Percent of Issued Share Capital**
Executive Officers and Directors:			
Weiguo SU	*	*	*
CHENG Chig Fung, Johnny	*	*	*
Dan ELDAR	*	*	*
Edith SHIH	*	*	*
Paul Rutherford CARTER	*	*	*
Renu BHATIA	*	—	—
Graeme Allan JACK	—	*	*
MOK Shu Kam, Tony	—	*	*
Michael Ming SHI	—	*	*
Zhenping WU	*	*	*
Mark Kin Hung LEE	*	*	*
May Qingmei WANG	*	*	*
Charles George Rupert NIXON	*	*	*
All Executive Officers and Directors as a Group	9,700,410	1,621,252	2.0 %
Principal Shareholders:			
Hutchison Healthcare Holdings Limited[1]	332,478,770	—	38.1 %

* Less than 1% of our total outstanding ordinary shares.

** For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of (i) 871,601,095 ordinary shares outstanding as of February 15, 2025, and (ii) the number of ordinary shares or ADSs underlying share options held by such person or group that are exercisable within 60 days of February 15, 2025.

(1) Hutchison Healthcare Holdings Limited, a British Virgin Islands company, is an indirect wholly owned subsidiary of CK Hutchison, a company incorporated in the Cayman Islands and listed on the Hong Kong Stock Exchange. The registered address of Hutchison Healthcare Holdings Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola VG1110, British Virgin Islands.

As of February 15, 2025, based on public filings with the SEC, AIM and SEHK, there are no other major shareholders holding 5% or more of our ordinary shares or ADSs representing ordinary shares except as described above. As of February 15, 2025, there were three ordinary shareholders of record with an address in the United States. Deutsche Bank Trust Company America, as depositary of our ADS program, held 57,382,410 ordinary shares as of that date in the name of DB London (Investors Services) Nominees Limited.

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To our knowledge, except as disclosed above, we are not owned or controlled, directly or indirectly, by another corporation, by any foreign government or by any other natural or legal person or persons, severally or jointly. To our knowledge, there are no arrangements or operations of which may at a subsequent date result in us undergoing a change in control. Our major shareholders do not have different voting rights than any of our other shareholders.

B. Related Party Transactions.

Relationship with CK Hutchison

Letters of awareness with respect to loans

CK Hutchison has provided letters of awareness to certain of our lenders stating that it is aware that loan facilities have been provided to us and that its current intention is that for so long as amounts are outstanding under such loan facilities, it will not reduce its direct or indirect shareholding as to result in it ceasing to be the single largest indirect shareholder of our company.

Relationship Agreement with the CK Hutchison group

We entered into a relationship agreement dated April 21, 2006, which was amended and restated on June 13, 2019 with effect from June 3, 2015, with Hutchison Whampoa (China) Limited, which is an indirect wholly owned subsidiary of CK Hutchison, with a view to ensuring that our company is capable of carrying on its business independent of the CK Hutchison group. We refer to this agreement as the Relationship Agreement. The Relationship Agreement provides, among other things, that all transactions between any of us or our joint ventures, on the one hand, and the CK Hutchison group, on the other, will be on an arm's length basis, on normal commercial terms and in a manner consistent with the AIM Rules. The Relationship Agreement further provides that the approval of our board of directors shall be required for any transaction between any of us or our joint ventures, on one hand, and the CK Hutchison group, on the other hand and that in approving any such transaction, our board of directors must consist of at least one director who is independent of CK Hutchison. Our board of directors must consist of at least one director who is independent of the CK Hutchison group if Hutchison Whampoa (China) Limited is entitled to cast at least 50% votes eligible to be cast on a poll vote at a general meeting of our company, see Item 6.C. "Directors, Senior Management and Employees—Board Practices." Hutchison Whampoa (China) Limited has also agreed to procure that each member of the Hutchison Whampoa (China) Limited group will not exercise its voting rights and powers so as to amend our Memorandum or Articles of Association in a manner which is inconsistent with the Relationship Agreement. The Relationship Agreement will continue to be effective until the first to occur of: (i) our shares ceasing to be traded on the AIM market or; (ii) the CK Hutchison group individually or collectively cease to hold or control the exercise of at least 30% or more of the rights to vote at our general meetings.

Products sold to group companies of CK Hutchison

We have entered into agreements with members of the CK Hutchison group, including the retail grocery and pharmacy chains PARKnSHOP and Watsons which are owned and operated by the A.S. Watson Group, an indirect subsidiary of CK Hutchison, in respect of the distribution of certain of our consumer health products. For the year ended December 31, 2023, sales of our products to members of the CK Hutchison group amounted to $1.9 million (amounts covered from January until divestment of Hutchison Hain Organic on December 7, 2023). In addition, for the year ended December 31, 2023, we paid approximately $0.2 million (amounts covered from January until divestment of Hutchison Hain Organic on December 7, 2023) to members of the CK Hutchison group for the provision of marketing services associated with these products. Our sales to CK Hutchison group companies are made pursuant to purchase orders issued by each purchaser periodically, the terms of which are on an arm's length basis on normal commercial terms. Following the disposal of the Group's 100% interest in Hutchison Hain Organic and 100% interest in HUTCHMED Science Nutrition, the aforementioned agreements were terminated in December 2023.

See Item 3.D. "Risk Factors—Risks Relating to Our Dependence on Third Parties—There is no assurance that the benefits currently enjoyed by virtue of our association with CK Hutchison will continue to be available" for more information on the risks associated with our relationship with CK Hutchison's group companies.

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Intellectual property licensed by the CK Hutchison group

We conduct our business using trademarks with various forms of the "Hutchison", "Chi-Med", "Hutchison China MediTech", "HUTCHMED", "Elunate" and "Sulanda" brands, the logos used by HUTCHMED Limited, as well as domain names incorporating some or all of these trademarks. We have entered into a brand license agreement dated April 21, 2006 (as amended and restated on June 13, 2019 with effect from June 3, 2015 and as further amended and restated on June 15, 2021 with effect from March 4, 2021) with Hutchison Whampoa Enterprises Limited, which is an indirect wholly owned subsidiary of CK Hutchison, pursuant to which we have been granted a non-exclusive, non-transferrable, royalty-free right to use the "Hutchison," "Hutchison China MediTech", "Chi-Med", "HUTCHMED" trademarks, domain names and other intellectual property rights owned by the CK Hutchison group in connection with the operation of our business worldwide. We refer to this amended and restated agreement as the Brand License Agreement. We are also permitted to sub-license such intellectual property rights to our affiliates.

The Brand License Agreement contains provisions on quality control pursuant to which we are obliged to use the brands and related materials in compliance with the brand guidelines, industry best practice and other quality directives issued by Hutchison Whampoa Enterprises Limited from time to time. Under this agreement, we assign all intellectual property rights, including future copyrights in any works incorporating brand-related material or translations thereof, to Hutchison Whampoa Enterprises Limited (subject to any third-party rights).

Hutchison Whampoa Enterprises Limited may terminate the Brand License Agreement (or any sub-license) if, among other things, we commit a material breach of the agreement, or within any twelve-month period aggregate direct or indirect shareholding in our company held by CK Hutchison, our indirect shareholder, is reduced to less than 35%, 30% or 20%. On termination of the Brand License Agreement, we (and any sub-licensees) must immediately cease using the brands and are obliged to withdraw from the sale of any products bearing the brands; provided that if the agreement is terminated following a change in CK Hutchison's aggregate direct or indirect shareholding in our company, we will have a six-month transitional period during which we can continue to use the licensed rights.

On December 21, 2023, the brand license royalty agreement with Hutchison Whampoa Enterprises Limited was renewed with effect from January 1, 2024 for a period of three years up to and including December 31, 2026, pursuant to which we will pay an annual fee of HK$12 million (up to an aggregate royalty payable of no more than HK$120 million) in consideration of the grant of the royalty-free right to use the trademarks owned by Hutchison Whampoa Enterprises Limited to Hutchison Baiyunshan and HBYS JV companies upon the completion of the disposal of shareholding interest in Hutchison Baiyunshan.

Sharing of services with the CK Hutchison group

Pursuant to an amended and restated services agreement dated January 1, 2016 between us and Hutchison Whampoa (China) Limited, an indirect wholly owned subsidiary of CK Hutchison, we share certain services with and receive operational support from the CK Hutchison group including, among others, legal and regulatory services, company secretarial support services, tax and internal audit services, shared use of accounting software system and related services, participation in the CK Hutchison group's pension, medical and insurance plans, participation in the CK Hutchison group's procurement projects with third-party vendors/suppliers, other staff benefits and staff training services, company functions and activities and operation advisory and support services. We refer to this amended and restated agreement as the Services Agreement. The Services Agreement replaces our prior services agreement with Hutchison Whampoa (China) Limited, dated April 21, 2006, which had substantially similar terms. We pay a management fee to Hutchison Whampoa (China) Limited for the provision of such services. In addition, we make payments under the Services Agreement to Hutchison Whampoa (China) Limited for our executive offices in Hong Kong. Furthermore, pursuant to the terms of the Services Agreement, Hutchison Whampoa (China) Limited charges us management fees and other costs through Hutchison Healthcare Holdings Limited, its wholly owned subsidiary.

The Services Agreement may be terminated by either party by giving three months' written notice. Hutchison Whampoa (China) Limited may also immediately terminate if its shareholding in our company falls below 30%. The services provided under the Services Agreement are provided on an arm's length basis, on normal commercial terms.

Any amount unpaid after 30 days accrues interest at the rate of 1.5% per annum. In the year ended December 31, 2024, we paid a management fee of approximately $1.1 million under the Services Agreement. As of December 31, 2024, we had $0.4 million in unpaid fees outstanding to Hutchison Whampoa (China) Limited.

Agreements with Our Directors and Executive Officers

Director and Executive Officer Compensation

See Item 6.B. "Compensation—Executive Officer Compensation" and "Compensation—Director Compensation" for a discussion of our compensation of directors and executive officers.

Equity Compensation

See Item 6.B. "Compensation—Equity Compensation Schemes and Other Benefit Plans."

Employment Agreements

We have entered into employment agreements with our executive officers. For more information regarding these agreements, see Item 6.B. "Compensation—Executive Officer Compensation—Employment Arrangements with our Executive Officers." No director has a service contract with us not terminable by us within one year without payment of compensation (other than statutory compensation).

Indemnification Agreements

We have entered into indemnification agreements with each of our directors and executive officers. We also maintain a general liability insurance policy which covers certain liabilities of our directors and executive officers arising out of claims based on acts or omissions in their capabilities as directors or officers.

C. Interests of Experts and Counsel.

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Financial Statements and Other Financial Information.

See Item 18 "Financial Statements."

A.7 Legal Proceedings.

There are no material legal proceedings pending or, to our knowledge, threatened against us. We are also not aware of any incidents of non-compliance with laws and regulations that may have a significant impact on us which would have a material adverse effect on our financial condition or results of operations. From time to time we become subject to legal proceedings and claims in the ordinary course of our business, including claims of alleged infringement of patents and other intellectual property rights. Such legal proceedings or claims, even if not meritorious, could result in the expenditure of significant financial and management resources.

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A.8 Dividend Policy.

We have never declared or paid dividends on our ordinary shares. We currently expect to retain all future earnings for use in the operation and expansion of our business and do not have any present plan to pay any dividends. The declaration and payment of any dividends in the future will be determined by our board of directors in its discretion, and will depend on a number of factors, including our earnings, capital requirements, overall financial condition, and contractual restrictions.

B. Significant Changes.

We have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9. THE OFFER AND LISTING

Not applicable except for Item 9.A.4 and Item 9.C.

Our ADSs are listed on the Nasdaq Global Select and our ordinary shares are admitted to trading on the AIM market under the symbol "HCM." In addition, our ordinary shares are listed on the SEHK under stock code "0013."

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital.

Not applicable.

B. Memorandum and Articles of Association.

On May 29, 2019, we conditionally adopted an amended and restated memorandum and articles of association by special resolution and effective on the date on which our shares are listed on the SEHK (the "Amended and Restated Articles"). On June 30, 2021, the listing date of our shares on the SEHK, the Amended and Restated Articles replaced the then existing articles of association of our company adopted by at the annual general meeting held on April 27, 2020.

C. Material Contracts.

Except as otherwise disclosed in this annual report (including the exhibits hereto), we are not currently, and have not been in the last two years, party to any material contract, other than contracts entered into in the ordinary course of our business.

D. Exchange Controls.

Foreign currency exchange in the PRC is primarily governed by the Foreign Exchange Administration Rules issued by the State Council on January 29, 1996 and effective as of April 1, 1996 (and amended on January 14, 1997 and August 5, 2008) and the Regulations of Settlement, Sale and Payment of Foreign Exchange which came into effect on July 1, 1996.

Under the Foreign Exchange Administration Rules, renminbi is freely convertible for current account items, including the distribution of dividends payments, interest payments, and trade and service-related foreign exchange transactions. Conversion of renminbi for capital account items, such as direct investment, loans, securities investment and repatriation of investment, however, is still generally subject to the approval or verification of the SAFE.

Under the Regulations of Settlement, Sale and Payment of Foreign Exchange, foreign invested enterprises including wholly foreign owned enterprises, may buy, sell or remit foreign currencies only at those banks that are authorized to conduct foreign exchange business after providing such banks with valid commercial supporting documents and, in the case of capital account item transactions, after obtaining approvals from the SAFE. Capital investments by foreign invested enterprises outside the PRC are also subject to limitations, which include approvals by the MOFCOM, the SAFE and the NDRC.

In March 2015, the SAFE released the Circular on Reforming the Management Approach regarding the Foreign Exchange Capital Settlement of Foreign-invested Enterprises ("FIEs") ("Foreign Exchange Capital Settlement Circular"), which became effective from June 1, 2015. This circular replaced the SAFE's previous related circulars, including the Circular on Issues Relating to the Improvement of Business Operation with Respect to the Administration of Foreign Exchange Capital Payment and Settlement of Foreign Invested Enterprises. The Foreign Exchange Capital Settlement Circular clarifies that FIEs may settle a specified proportion of their foreign exchange capital in banks at their discretion, and may choose the timing for such settlement. The proportion of foreign exchange capital to be settled at FIEs' discretion for the time being is 100% and the SAFE may adjust the proportion in due time based on the situation of international balance of payments. The circular also stipulates that FIEs' usage of capital and settled foreign exchange capital shall comply with relevant provisions concerning foreign exchange control and be subject to the management of a negative list. The Notice of the SAFE on Policies for Reforming and Regulating Control over Foreign Exchange Settlement under the Capital Account, which became effective from June 9, 2016 and supplements the Foreign Exchange Capital Settlement Circular, stipulates that the FIEs' capital and Renminbi capital gained from the settlement of foreign exchange capital may not be directly or indirectly used for expenditure beyond the business scope of the FIEs or as prohibited by laws and regulations of the PRC. Such capital also may not be directly or indirectly used for granting loans to non-affiliated enterprises except as permitted by the business scope of the FIE or for construction or purchase of real estate other than self-use (exceptions only apply for real estate enterprises).

In addition, the payment of dividends by entities established in the PRC is subject to limitations. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in the PRC. Each of our PRC subsidiaries that is a domestic company is also required to set aside at least 10.0% of its after-tax profit based on PRC accounting standards each year to its general reserves or statutory capital reserve fund until the accumulative amount of such reserves reach 50.0% of its respective registered capital. These restricted reserves are not distributable as cash dividends. In addition, if any of our PRC subsidiaries or joint ventures incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

For more information about foreign exchange control, see Item 3.D. "Risk Factors—Other Risks and Risks Relating to Doing Business in China—Restrictions on currency exchange may limit our ability to receive and use our revenue effectively."

E. Taxation.

The following is a general summary of certain PRC, Hong Kong, Cayman Islands and U.S. federal income tax consequences relevant to the acquisition, ownership and disposition of our ADSs. The discussion is not intended to be, nor should it be construed as, legal or tax advice to any particular individual. The discussion is based on laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change or different interpretations, possibly with retroactive effect. The discussion does not address U.S. state or local tax laws, or tax laws of jurisdictions other than the PRC, Hong Kong, the Cayman Islands and the United States. You should consult your own tax advisors with respect to the consequences of acquisition, ownership and disposition of our ADSs and ordinary shares.

Taxation in the PRC

PRC Enterprise Income Tax

Under the EIT Law, which was promulgated on March 16, 2007 and subsequently amended on February 24, 2017 and December 29, 2018, and its implementation rules which became effective on January 1, 2008 and subsequently amended on April 23, 2019 and January 20, 2025, the standard tax rate of 25% applies to all enterprises (including FIEs) with exceptions in special situations if relevant criteria are met and subject to the approval of the PRC tax authorities.

An enterprise incorporated outside of the PRC whose "de facto management bodies" are located in the PRC is considered a "resident enterprise" and will be subject to a uniform EIT rate of 25% on its global income. In April 2009, the SAT, in Circular 82, specified certain criteria for the determination of what constitutes "de facto management bodies." If all of these criteria are met, the relevant foreign enterprise will be deemed to have its "de facto management bodies" located in the PRC and therefore be considered a resident enterprise in the PRC. These criteria include: (a) the enterprise's day-to-day operational management is primarily exercised in the PRC; (b) decisions relating to the enterprise's financial and human resource matters are made or subject to approval by organizations or personnel in the PRC; (c) the enterprise's primary assets, accounting books and records, company seals, and board and shareholders' meeting minutes are located or maintained in the PRC; and (d) 50% or more of voting board members or senior executives of the enterprise habitually reside in the PRC. Although Circular 82 only applies to foreign enterprises that are majority-owned and controlled by PRC enterprises, not those owned and controlled by foreign enterprises or individuals, the determining criteria set forth in Circular 82 may be adopted by the PRC tax authorities as the test for determining whether the enterprises are PRC tax residents, regardless of whether they are majority-owned and controlled by PRC enterprises. However, it is not entirely clear how the PRC tax authorities will determine whether a non-PRC entity (that has not already been notified of its status for EIT purposes) will be classified as a "resident enterprise" in practice.

Except for our PRC subsidiaries and joint ventures incorporated in China, we believe that none of our entities incorporated outside of China is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities, and uncertainties remain with respect to the interpretation of the term "de facto management body."

If a non-PRC enterprise is classified as a "resident enterprise" for EIT purposes, any dividends to be distributed by that enterprise to non-PRC resident shareholders or ADS holders or any gains realized by such investors from the transfer of shares or ADSs may be subject to PRC tax. If the PRC tax authorities determine that we should be considered a PRC resident enterprise for EIT purposes, any dividends payable by us to our non-PRC resident enterprise shareholders or ADS holders with no office or premises established in China, or with an office or premises established in China but whose income (i.e. dividends received) has no de facto relationship with said office or premises, as well as gains realized by such investors from the transfer of our shares or ADSs may be subject to a 10% withholding tax. Furthermore, if we are considered a PRC resident enterprise for EIT purposes, it is unclear whether our non-PRC individual shareholders (including our ADS holders) would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders. If any PRC tax were to apply to dividends realized by non-PRC individuals, it would generally apply at a rate of up to 20% (which in the case of dividends may be withheld at source). The foregoing rates may be reduced by an applicable tax treaty, but it is unclear if a non-PRC resident shareholder or ADS holder would be able to obtain in practice the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise.

According to the EIT Law, dividends declared after January 1, 2008 and paid by PRC FIEs to their non-PRC parent companies will be subject to PRC withholding tax at 10% unless there is a tax treaty between the PRC and the jurisdiction in which the overseas parent company is a tax resident and which specifically exempts or reduces such withholding tax, and such tax exemption or reduction is approved by the relevant PRC tax authorities. Pursuant to the Arrangement, if the non-PRC immediate holding company is a Hong Kong tax resident and directly holds a 25% or more equity interest in the PRC enterprise and is considered to be the beneficial owner of dividends paid by the PRC enterprise, such withholding tax rate may be lowered to 5%, subject to approval by the relevant PRC tax authorities in accordance with relevant tax regulations upon the assessment of beneficial ownership.

Overview of Tax Implications of Various Other Jurisdictions

Cayman Islands Taxation

According to our Cayman Islands counsel, Conyers Dill & Pearman, the Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. The Cayman Islands is a party to a double tax treaty entered into with the United Kingdom in 2010 but it is otherwise not a party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Pursuant to the Tax Concessions Act of the Cayman Islands, HUTCHMED (China) Limited has obtained an undertaking: (a) that no law which is enacted in the Cayman Islands imposing any tax to be levied on profits or income or gains or appreciations shall apply to us or our operations; and (b) that the aforesaid tax or any tax in the nature of estate duty or inheritance tax shall not be payable (i) on its shares, debentures or other obligations or (ii) by way of the withholding in whole or in part of any relevant payment as defined in the Tax Concessions Act.

The undertaking is for a period of twenty years from December 31, 2020.

Hong Kong Taxation

Profits Tax

HUTCHMED (China) Limited is a Hong Kong tax resident. Hong Kong tax residents are subject to Hong Kong Profits Tax in respect of profits arising in or derived from Hong Kong at the current rate of 16.5% (except portions eligible for the two-tiered profits tax as discussed above). Dividend income earned by a Hong Kong tax resident is generally not subject to Hong Kong Profits Tax. To keep in line with reform of foreign-sourced income regime, the Inland Revenue (Amendment) (Taxation on Foreign-sourced Disposal Gains) Ordinance 2023 (the 2023 Amendment Ordinance) is effective from January 1, 2024. The scope of assets covered for foreign sourced disposal gains is expanded to cover all types of property.

Hong Kong tax on shareholders and ADS holders

No tax is payable in Hong Kong in respect of dividends paid by a Hong Kong tax resident to their shareholders, including our ADS holders.

Hong Kong Profits Tax will not be payable by our shareholders, including our ADS holders (other than shareholders / ADS holders carrying on a trade, profession or business in Hong Kong and holding the shares / ADSs for trading purposes), on any capital gains made on the sale or other disposal of the shares or ADSs. Shareholders, including our ADS holders, should take advice from their own professional advisors as to their particular tax position.

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Corporate Tax

Our subsidiaries in the United States, HUTCHMED International Corporation and HUTCHMED US Corporation, are subject to a federal corporate tax of 21%.

Material U.S. Federal Income Tax Considerations with Respect to Ordinary Shares and ADSs

The following summary, subject to the limitations set forth below, describes the material U.S. federal income tax consequences for a U.S. Holder (as defined below) of the ownership and disposition of ordinary shares and ADSs. It is not a comprehensive description of all tax considerations that may be relevant to a particular person's ownership of our securities. This discussion is limited to U.S. Holders that hold such ordinary shares or ADSs as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended, or the Code (generally, property held for investment). For the purposes of this summary, a "U.S. Holder" is a person that is, for U.S. federal income tax purposes, a beneficial owner of an ordinary share or ADS and:

- a citizen or individual resident of the United States;

- a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) organized in or under the laws of the United States or any state thereof, or the District of Columbia;

- an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

- a trust if (i) it has a valid election in effect to be treated as a U.S. person for U.S. federal income tax purposes or (ii) a U.S. court can exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions.

This summary does not purport to consider all aspects of U.S. federal income taxation that may be relevant to U.S. Holders in light of their particular circumstances, including the possible effect of the special tax accounting rules under Section 451 of the Code, or any minimum or Medicare contribution tax consequences. In addition, it does not address aspects of U.S. federal income taxation that may be applicable to U.S. Holders subject to special rules, including:

- banks or other financial institutions;

- insurance companies;

- real estate investment trusts;

- regulated investment companies;

- grantor trusts;

- tax-exempt organizations, "individual retirement accounts or "Roth IRAs";

- partnerships (or other entities or arrangements treated as partnerships for U.S. federal income tax purposes) or S corporations holding our ordinary shares or ADSs, and their partners or shareholders;

- dealers or electing traders in securities that use a mark-to-market method of tax accounting;

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- persons whose functional currency is not the U.S. dollar;

- persons that acquired ordinary shares or ADSs as compensation;

- persons holding ordinary shares or ADSs in connection with a trade or business conducted outside of the United States.

- persons holding our ordinary shares or ADSs as part of a straddle, integrated or similar transaction for U.S. federal income tax purposes; or

- direct, indirect or constructive owners of 10% or more of our equity (by vote or value).

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes owns our ordinary shares or ADSs, the tax treatment of the partnership and a partner in such partnership generally will depend on the status of the partner and the activities of the partnership. Such partnerships and partners should consult their tax advisors as to the U.S. federal income tax consequences of acquiring, owning and disposing of our ordinary shares or ADSs.

This discussion does not address the effects of any state, local or non-U.S. tax law or any U.S. federal taxes other than income taxes (such as U.S. federal estate or gift tax consequences). We have not received nor do we expect to seek a ruling from the U.S. Internal Revenue Service ("IRS") regarding any matter discussed herein. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of those set forth below. Each investor should consult its tax advisors with respect to the U.S. federal, state, local and non-U.S. tax consequences of acquiring, owning and disposing of our ordinary shares and ADSs.

This discussion is based on the Code, final and proposed U.S. Treasury Regulations promulgated thereunder and administrative and judicial interpretations thereof, and the income tax treaty between the PRC and the United States ("U.S.- PRC Tax Treaty"), each as of the date hereof, all of which are subject to change or differing interpretations, possibly with retroactive effect, which could affect the tax consequences described herein. In addition, this summary assumes that the deposit agreement, and all other related agreements, will be performed in accordance with their terms.

INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH REGARD TO THE PARTICULAR TAX CONSEQUENCES APPLICABLE TO THEIR SITUATIONS AS WELL AS THE APPLICATION OF ANY U.S. FEDERAL, STATE, LOCAL, NON-U.S. OR OTHER TAX LAWS, INCLUDING GIFT AND ESTATE TAX LAWS.

ADSs

A U.S. Holder of ADSs will generally be treated, for U.S. federal income tax purposes, as the owner of the underlying ordinary shares that such ADSs represent. Accordingly, no gain or loss will be recognized if a U.S. Holder exchanges ADSs for the underlying shares represented by those ADSs.

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Taxation of Dividends

The following is subject to the discussion under "—*Passive Foreign Investment Company Considerations*" below.

As described in Item 8. "Financial Information—A.8 Dividend Policy" above, we do not currently anticipate paying any distributions on our ordinary shares or ADSs in the foreseeable future. However, to the extent there are any distributions made with respect to our ordinary shares or ADSs, the gross amount of any such distribution (including withheld taxes, if any) made out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) will generally be taxable to a U.S. Holder as ordinary dividend income on the date such distribution is actually or constructively received. Distributions in excess of our current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of the U.S. Holder's adjusted tax basis in the ordinary shares or ADSs, as applicable, and thereafter as capital gain. However, because we do not maintain calculations of our earnings and profits in accordance with U.S. federal income tax accounting principles, U.S. Holders should expect that distributions paid with respect to our ordinary shares or ADSs will be reported as dividends. Dividends paid to corporate U.S. Holders will not qualify for the dividends received deduction that may otherwise be allowed under the Code.

The amount of income from dividends paid in a non-U.S. currency will be the U.S. dollar amount of the dividend calculated by reference to the exchange rate in effect on the date of receipt, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. Holder may have foreign currency gain or loss, taxable as ordinary income or loss, if the dividend is converted into U.S. dollars after the date of receipt. Foreign currency gain or loss generally will be treated as U.S.-source gain or loss.

Dividends paid to a non-corporate U.S. Holder by a "qualified foreign corporation" may be subject to reduced rates of U.S. federal income taxation if certain holding period and other requirements are met. A qualified foreign corporation generally includes a foreign corporation (other than a PFIC) if (1) its ordinary shares (or ADSs backed by ordinary shares) are readily tradable on an established securities market in the United States or (2) it is eligible for benefits under a comprehensive U.S. income tax treaty that includes an exchange of information program and which the U.S. Treasury Department has determined is satisfactory for these purposes. We are not eligible for the benefits of any U.S. income tax treaty. However, because our ADSs are listed on the Nasdaq, a non-corporate U.S. Holder of ADSs may be eligible for the preferential tax rates on dividends, subject to applicable limitations (including a minimum holding period and other requirements) and provided that we are not a PFIC (and are not treated as a PFIC with respect to the U.S. Holder) for the taxable year of distribution of the preceding taxable year.

For purposes of the foreign tax credit rules, dividends will be treated as foreign-source income. As described in "—Taxation in the PRC" above, if we are deemed to be a "resident enterprise" under PRC tax law, U.S. Holders may be subject to PRC withholding taxes on dividends paid by us. In that case, subject to certain conditions and limitations and the discussion below regarding the impact of certain Treasury regulations, such PRC taxes withheld from dividend payments (at a rate not exceeding the applicable rate provided in the U.S.-PRC Tax Treaty for U.S. Holders eligible for the benefits of the U.S.-PRC Tax Treaty) generally will be eligible for credit against a U.S. Holder's U.S. federal income tax liability under the U.S. foreign tax credit rules. The U.S. foreign tax credit rules are complex. For example, under Treasury regulations, in the absence of an election to apply the benefits of an applicable income tax treaty, in order to be creditable, non-U.S. income tax rules must be consistent with certain U.S. federal income tax principles, and we have not determined whether the PRC income tax system meets these requirements. The IRS released notices that provide relief from certain of the provisions of the Treasury regulations described above for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). A U.S. Holder that is not entitled, or does not elect, to claim a foreign tax credit for PRC tax withheld may instead be eligible to claim a deduction in respect of such withholding, but only for a year in which such U.S. Holder elects to do so for all creditable foreign income taxes and subject to other applicable limitations. U.S. Holders should consult their tax advisors regarding the foreign tax credit and deduction rules in light of their particular circumstances.

Taxation of Capital Gains

The following is subject to the discussion under "—*Passive Foreign Investment Company Considerations*" *below*.

Upon the sale, exchange, or other taxable disposition of our ordinary shares or ADSs, a U.S. Holder generally will recognize gain or loss in an amount equal to the difference between the amount realized on such sale or exchange and the U.S. Holder's adjusted tax basis in such ordinary shares or ADSs, in each case determined in U.S. dollars. A U.S. Holder's initial tax basis will be the U.S. Holder's U.S. dollar purchase price for such ordinary shares or ADSs.

Such gain or loss generally will be capital gain or loss, and will be long-term capital gain or loss if a U.S. Holder held the ordinary share or ADS for more than one year. Long-term capital gains of non-corporate U.S. Holders are taxed at a preferential tax rate. The deductibility of capital losses is subject to limitations.

As described in "—Taxation in the PRC" above, if we are deemed to be a "resident enterprise" under PRC tax law, any gain on the sale of ordinary shares or ADSs may be subject to PRC taxes. Under the Code, capital gains of U.S. persons generally are treated as U.S.-source income. However, if a U.S. Holder is eligible for the benefits of the U.S.-PRC Tax Treaty, the holder may be able to elect to treat such disposition gain as PRC-source gain under the U.S.-PRC Tax Treaty for U.S. foreign tax credit purposes and claim a foreign tax credit in respect of PRC taxes on such gains. A U.S. Holder will be eligible for U.S.-PRC Tax Treaty benefits if (for the purposes of the treaty) such holder is a resident of the United States and satisfies the "limitations of benefits" requirements specified in the U.S.-PRC Tax Treaty. Because the determination of treaty benefit eligibility is fact-intensive and depends upon a U.S. Holder's particular circumstances, U.S. Holders should consult their tax advisors regarding their eligibility for the U.S.-PRC Tax Treaty benefits. Treasury regulations generally preclude a U.S. Holder from claiming a foreign tax credit with respect to PRC income taxes on gains from dispositions of ordinary shares or ADSs if a U.S. Holder is not eligible for, or does not elect to apply the benefits of, the U.S.-PRC Tax Treaty. As discussed above under "—Taxation of Dividends," the IRS released notices that provide relief from certain of these Treasury regulations' provisions (including the limitation described in the preceding sentence) for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). However, even if these Treasury regulations do not prohibit a U.S. Holder from claiming a foreign tax credit with respect to PRC taxes on disposition gains, other limitations under the foreign tax credit rules may preclude a U.S. Holder from claiming a foreign tax credit. If PRC taxes (if any) on disposition gains are not creditable, they may be deductible or reduce the amount realized on the disposition. An election to deduct creditable non-U.S. taxes instead of claiming foreign tax credits applies to all creditable non-U.S. taxes paid or accrued in the taxable year. The rules governing foreign tax credits and the deductibility of non-U.S. taxes are complex. U.S. Holders are also encouraged to consult their tax advisors regarding the tax consequences in the event PRC tax is imposed on a disposition of ordinary shares or ADSs, including the U.S.-PRC Tax Treaty's resourcing rule, any reporting requirements with respect to a treaty-based return position and the creditability or deductibility of any non-U.S. tax on disposition gains in their particular circumstances (including any applicable limitations).

Passive Foreign Investment Company Considerations

Status as a PFIC. The rules governing PFICs can result in adverse U.S. federal income tax consequences to U.S. Holders. We generally will be a PFIC for U.S. federal income tax purposes if, for any taxable year, either: (1) 75% or more of our gross income consists of certain types of passive income, or (2) 50% or more of the average value of our assets (generally determined on a quarterly basis) consists of our assets that produce, or are held for the production of, passive income. Passive income generally includes dividends, interest, rents and royalties (other than certain rents and royalties treated under the PFIC rules as derived in the active conduct of a trade or business), annuities and gains from assets that produce passive income. If a non-U.S. corporation owns at least 25% (by value) of the stock of another corporation, the non-U.S. corporation is treated for the purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation and as receiving directly its proportionate share of the other corporation's income. Ownership stakes of less-than-25% (by value) in other corporations are treated as passive assets. Cash and cash equivalents are generally treated as passive assets. Goodwill and other intangible assets are generally treated as an active assets to the extent associated with activities that generate non-passive income.

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Based on the composition of our income and assets and the estimated average value of our assets (including goodwill and other intangible assets), we believe that we were not a PFIC for our taxable year ended December 31, 2024. However, our PFIC status is a factual determination that is made on an annual basis and depends on particular facts and circumstances (such as the value of our assets, including goodwill and other intangible assets). We hold a substantial amount of cash and financial investments (and our cash balances may increase, for example as a result of dispositions of our joint ventures or other equity investments). While this continues to be the case, our PFIC status depends primarily on the average value of our goodwill and other intangible assets. The value of our goodwill and other intangible assets may be determined, in large part, by reference to our market capitalization, which has been, and may continue to be, volatile. Therefore, if our market capitalization declines we may be or become a PFIC. In addition, there is uncertainty as to how to apply the PFIC rules for purposes of classifying certain of our income and assets as active or passive. Furthermore, the proportionate value of our passive assets may increase over time if the value of our ownership stake in any other company in which we own less than 25% (by value) increase. In light of the foregoing, no assurance can be provided that we were not, or will not be, a PFIC for any taxable year.

U.S. federal income tax treatment of a shareholder of a PFIC generally. If we are a PFIC for any taxable year during which a U.S. Holder owns ordinary shares or ADSs, the U.S. Holder, absent certain elections, generally will be subject to adverse rules (regardless of whether we continue to be a PFIC) with respect to (1) any "excess distributions" (generally, the extent that any distributions received by the U.S. Holder on its ordinary shares or ADSs in a taxable year exceed 125% of the average annual distributions received by the U.S. Holder in the three preceding taxable years or, if shorter, the U.S. Holder's holding period) and (2) any gain realized on the sale or other disposition, including, in certain cases, a pledge of such ordinary shares or ADSs.

Under these rules (a) any gain or excess distribution will be allocated ratably over the U.S. Holder's holding period, (b) the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which we became a PFIC will be taxed as ordinary income and (c) the amount allocated to each other taxable year during the U.S. Holder's holding period (i) will be subject to tax at the highest rate of tax in effect for the applicable category of taxpayer for that year and (ii) will be subject to an interest charge at a statutory rate with respect to the resulting tax attributable to each such other taxable year. In addition, a non-corporate U.S. Holder of ADSs will not be eligible for reduced rates of taxation on any dividends received from us if we are a PFIC (or are treated as a PFIC with respect to the U.S. Holder) in the taxable year in which such dividends are paid or in the preceding taxable year.

If we are a PFIC for any taxable year during which a U.S. Holder owns ordinary shares or ADSs, we generally will continue to be treated as a PFIC with respect to that U.S. Holder in all succeeding taxable years, even if we cease to meet the threshold requirements for PFIC status described above, unless the U.S. Holder makes a timely "deemed sale election." If we are a PFIC for any taxable year and then cease to be a PFIC, a U.S. Holder may make a "deemed sale election" to be treated for U.S. federal income tax purposes as having sold such U.S. Holder's ordinary shares or ADSs on the last day of our taxable year during which we were a PFIC. A U.S. Holder that makes a deemed sale election would then cease to be treated as owning stock in a PFIC if we cease to be a PFIC for subsequent taxable years. However, gain recognized as a result of making the deemed sale election would be subject to the adverse rules described above and loss would not be recognized.

If we are a PFIC for any taxable year, a U.S. Holder will be treated as owning a proportionate amount (by value) of stock or shares owned by us in any direct or indirect subsidiaries that are also PFICs (any such entity, a "**Lower-tier PFIC**") and will be subject to similar adverse rules with respect to any distributions we receive from, and dispositions we make of, the stock or shares of such subsidiaries, in each case as if the U.S. Holder owned its proportionate share of the Lower-tier PFIC directly, even though the U.S. Holder will not receive the proceeds of those distributions or dispositions directly. U.S. Holders are urged to consult their tax advisors about the application of the PFIC rules to any of our subsidiaries.

PFIC "mark-to-market" election. In certain circumstances, a holder of "marketable stock" of a PFIC will be subject to tax consequences different that those described above by making a timely mark-to-market election with respect to such stock. For the purposes of these rules "marketable stock" is generally stock which is "regularly traded" (traded in greater than *de minimis* quantities on at least 15 days during each calendar quarter) on a "qualified exchange." Nasdaq, on which the ADSs are listed, is a "qualified exchange" for this purpose. A non-U.S. exchange is a "qualified exchange" if it is regulated by a governmental authority in the jurisdiction in which the exchange is located and with respect to which certain other requirements are met. The IRS has not identified specific non-U.S. exchanges that are "qualified" for this purpose.

A U.S. Holder that makes a timely mark-to-market election must include in gross income, as ordinary income, for each taxable year that we are a PFIC an amount equal to the excess, if any, of the fair market value of the U.S. Holder's ordinary shares or ADSs that are "marketable stock" at the close of the taxable year over the U.S. Holder's adjusted tax basis in such ordinary shares or ADSs. An electing U.S. Holder may also claim an ordinary loss deduction for the excess, if any, of the U.S. Holder's adjusted tax basis in such ordinary shares or ADSs over their fair market value at the close of the taxable year, but this deduction is allowable only to the extent of any net mark-to-market gains previously included in income pursuant to the timely mark-to-market election. The adjusted tax basis of a U.S. Holder's ordinary shares or ADSs with respect to which the timely mark-to-market election applies would be adjusted to reflect amounts included in gross income or allowed as a deduction because of such election. If a U.S. Holder makes an effective mark-to-market election with respect to our ordinary shares or ADSs, gains from an actual sale or other disposition of such ordinary shares or ADSs in a year in which we are a PFIC will be treated as ordinary income, and any losses incurred on such sale or other disposition will be treated as ordinary losses to the extent of any net mark-to-market gains previously included in income (with any excess loss treated as a capital loss).

If we are a PFIC for any taxable year during a U.S. Holder's holding period prior to the first taxable year with respect to which the U.S. Holder made a mark-to-market election, the general PFIC rules described above under "—U.S. federal income tax treatment of a shareholder of a PFIC generally" will apply with respect to the excess of the fair market value of the ADSs or ordinary shares at the end of that first taxable year over the U.S. Holder's tax basis in the ADSs or ordinary shares. Otherwise, a timely mark-to-market election will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ordinary shares or ADSs are no longer regularly traded on a qualified exchange or the IRS consents to the revocation of the election.

There is no law, regulation or administrative guidance that provides for a right to make a mark-to-market election for equity interests in any Lower-tier PFIC the shares of which are not regularly traded on a qualified exchange. As a result, even if a U.S. Holder makes a mark-to-market election with respect to our ordinary shares or ADSs, such U.S. Holder could nevertheless be subject to the PFIC rules described under "—U.S. federal income tax treatment of a shareholder of a PFIC generally" with respect to such U.S. Holder's indirect interest in any Lower-tier PFIC. U.S. Holders should consult their tax advisors regarding the availability of, and the procedure for, and the effect of making, a mark-to-market election, and whether making the election would be advisable, including in light of their particular circumstances.

No QEF election. We do not expect to provide the information regarding our income that would be necessary in order for a U.S. Holder to make a timely "qualifying electing fund" election ("QEF election") if we were a PFIC, which, if available, could materially affect the tax consequences of the ownership and disposition of the ordinary shares and ADSs if we are a PFIC for any taxable year. Therefore, U.S. Holders will not be able to make this election.

PFIC information reporting requirements. If we are (or are treated with respect to a particular U.S. Holder as) a PFIC for any year in which a U.S. Holder owns ordinary shares or ADSs, such U.S. Holder generally will be required to file an annual information return on IRS Form 8621 with respect to us and any Lower-tier PFIC.

NO ASSURANCE CAN BE GIVEN THAT WE ARE NOT CURRENTLY A PFIC OR THAT WE WILL NOT BECOME A PFIC IN THE FUTURE. U.S. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE OPERATION OF THE PFIC RULES AND RELATED REPORTING REQUIREMENTS IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES, INCLUDING THE ADVISABILITY AND EFFECTS OF MAKING ANY ELECTION THAT MAY BE AVAILABLE.

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Backup Withholding and Information Reporting and Filing Requirements

Backup withholding and information reporting requirements may apply to distributions on, and proceeds from the sale or disposition of, ordinary shares and ADSs that are held by U.S. Holders. The payor will be required to withhold tax (currently at a rate of 24%) on such payments made within the United States, or by a U.S. payor or a U.S. intermediary (and certain subsidiaries thereof) to a U.S. Holder, other than an exempt recipient, if the U.S. Holder is not otherwise exempt and:

- the holder fails to furnish the holder's taxpayer identification number, which for an individual is ordinarily his or her social security number;

- the holder furnishes an incorrect taxpayer identification number;

- the applicable withholding agent is notified by the IRS that the holder previously failed to properly report payments of interest or dividends; or

- the holder fails to certify under penalties of perjury that the holder has furnished a correct taxpayer identification number and that the IRS has not notified the holder that the holder is subject to backup withholding.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder's U.S. federal income tax liability (if any) or refunded provided the required information is furnished to the IRS in a timely manner. U.S. Holders should consult their tax advisors regarding their qualification for an exemption from backup withholding and the procedures for obtaining such an exemption.

Certain U.S. Holders of specified foreign financial assets with an aggregate value in excess of the applicable dollar threshold may be required to report information relating to their holding of ordinary shares or ADSs, subject to certain exceptions (including an exception for securities held in accounts maintained by certain financial institutions) with their tax returns for each year in which they hold such interests. U.S. Holders should consult their own tax advisors regarding the information reporting obligations that may arise from their acquisition, ownership or disposition of our ordinary shares or ADSs.

THE ABOVE DISCUSSION DOES NOT COVER ALL TAX MATTERS THAT MAY BE OF IMPORTANCE TO A PARTICULAR INVESTOR. INVESTORS ARE STRONGLY URGED TO CONSULT THEIR TAX ADVISORS ABOUT THE TAX CONSEQUENCES OF AN INVESTMENT IN OUR ORDINARY SHARES OR ADSs.

F. Dividends and Payment Agents.

Not applicable.

G. Statement by Experts.

Not applicable.

H. Documents on Display.

We are subject to the informational requirements of the Exchange Act and are required to file reports and other information with the SEC. Shareholders may access our reports and other information filed with the SEC by viewing them on the SEC's website, at *www.sec.gov*. We also make available on our website's investor relations page, free of charge, our annual report and the text of our reports on Form 6-K, including any amendments to these reports, as well as certain other SEC filings, as soon as reasonably practicable after they are electronically filed with or furnished to the SEC. The address for our investor relations page is *www.hutch-med.com/shareholder-information*. The information contained on our website is not incorporated by reference in this annual report.

We are a "foreign private issuer" as such term is defined in Rule 405 under the Securities Act, and are not subject to the same requirements that are imposed upon U.S. domestic issuers by the SEC. Under the Exchange Act, we are subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. As a result, we do not file the same reports that a U.S. domestic issuer would file with the SEC, although we are required to file or furnish to the SEC the continuous disclosure documents that we are required to file on the AIM market and the Hong Kong Stock Exchange.

We will furnish Deutsche Bank Trust Company Americas, the depositary of our ADSs, with our annual reports, which will include a review of operation and annual audited consolidated financial statements prepared in conformity with US GAAP, and all notices of shareholders' meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our requests, will mail to all record holders of ADSs the information contained in any notice of a shareholders' meeting received by the depositary from us.

I. Subsidiary information.

Not applicable.

J. Annual Report to Security Holders.

The Company intends to submit annual report provided to security holders in electronic format as an exhibit to a current report on Form 6-K.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

A substantial portion of our revenue and expenses are denominated in renminbi, and our consolidated financial statements are presented in U.S. dollars. We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge our exposure to such risk. Although, in general, our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs will be affected by the exchange rate between the U.S. dollar and the renminbi because the value of our business is effectively denominated in renminbi, while the ADSs will be traded in U.S. dollars.

The value of the renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China's political and economic conditions. The conversion of renminbi into foreign currencies, including U.S. dollars, has been based on rates set by the PBOC. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the renminbi to the U.S. dollar. Under the revised policy, the renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy resulted in a more than 20% appreciation of the renminbi against the U.S. dollar in the following three years. Between July 2008 and June 2010, this appreciation halted, and the exchange rate between the renminbi and U.S. dollar remained within a narrow band. In June 2010, the PBOC announced that the PRC government would increase the flexibility of the exchange rate, and thereafter allowed the renminbi to appreciate slowly against the U.S. dollar within the narrow band fixed by the PBOC. At various times since then, the PBOC has significantly devalued the renminbi against the U.S. dollar. If we decide to convert renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the renminbi would have a negative effect on the U.S. dollar amounts available to us.

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Credit Risk

Substantially all of our bank deposits are in major financial institutions, which we believe are of high credit quality. We limit the amount of credit exposure to any single financial institution. We make periodic assessments of the recoverability of trade and other receivables and amounts due from related parties. Our historical experience in collection of receivables falls within the recorded allowances, and we believe that we have made adequate provision for uncollectible receivables.

Interest Rate Risk

We have no significant interest-bearing assets except for bank deposits. Our exposure to changes in interest rates is mainly attributable to our bank borrowings, which bear interest at floating interest rates and expose us to cash flow interest rate risk. We have not used any interest rate swaps to hedge our exposure to interest rate risk. We have performed sensitivity analysis for the effects on our results for the year from changes in interest rates on floating rate borrowings. The sensitivity to interest rates used is based on the market forecasts available at the end of the reporting period and under the economic environments in which we operate, with other variables held constant. According to the analysis, the impact on our results of a 1.0% interest rate shift would be a maximum increase/decrease of $0.8 million for the year ended December 31, 2024.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities.

Not applicable.

B. Warrants and Rights.

Not applicable.

C. Other Securities.

Not applicable.

D. American Depositary Shares.

Our ADSs representing our ordinary shares are currently traded on Nasdaq. Dealings in our ADSs on Nasdaq are conducted in U.S. dollars.

ADSs may be held either:

(a)   directly: (i) by having an American Depositary Receipt, also referred to as an ADR, which is a certificate evidencing a specific number of ADSs registered in the holder's name; or (ii) by having uncertificated ADSs registered in the holder's name; or

(b)   indirectly, by holding a security entitlement in ADSs through a broker or other financial institution that is a direct or indirect participant in The Depository Trust Company, also called DTC.

The depositary for our ADSs is Deutsche Bank Trust Company Americas, whose office is located at 1 Columbus Circle, New York, NY 10019, United States.

Fees and charges our ADS holders may have to pay

ADS holders will be required to pay the following service fees to Deutsche Bank Trust Company America, the depositary of our ADS program, and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by ADSs):

Service	Fees
• To any person to which ADSs are issued or to any person to which a distribution is made in respect of ADS distributions pursuant to stock dividends or other free distributions of stock, bonus distributions, stock splits or other distributions (except where converted to cash)	Up to $0.05 per ADS issued
• Cancellation or withdrawal of ADSs, including the case of termination of the deposit agreement	Up to $0.05 per ADS cancelled
• Distribution of cash dividends	Up to $0.05 per ADS held
• Distribution of cash entitlements (other than cash dividends) and/or cash proceeds from the sale of rights, securities and other entitlements	Up to $0.05 per ADS held
• Distribution of ADSs pursuant to exercise of rights	Up to $0.05 per ADS held
• Depositary services	Up to $0.05 per ADS held on the applicable record date(s) established by the depositary bank (an annual fee)

ADS holders will also be responsible for paying certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of your ADSs) such as:

- Fees for the transfer and registration of ordinary shares charged by the registrar and transfer agent for the ordinary shares in the Cayman Islands (i.e., upon deposit and withdrawal of ordinary shares).

- Expenses incurred for converting foreign currency into U.S. dollars.

- Expenses for cable, telex and fax transmissions and for delivery of securities.

- Taxes and duties upon the transfer of securities, including any applicable stamp duties, any stock transfer charges or withholding taxes (i.e., when ordinary shares are deposited or withdrawn from deposit).

- Fees and expenses incurred in connection with the delivery or servicing of ordinary shares on deposit.

- Fees and expenses incurred in connection with complying with exchange control regulations and other regulatory requirements applicable to ordinary shares, ordinary shares deposited securities, ADSs and ADRs.

- Any applicable fees and penalties thereon.

The depositary fees payable upon the issuance and cancellation of ADSs are typically paid to the depositary bank by the brokers (on behalf of their clients) receiving the newly issued ADSs from the depositary bank and by the brokers (on behalf of their clients) delivering the ADSs to the depositary bank for cancellation. The brokers in turn charge these fees to their clients. Depositary fees payable in connection with distributions of cash or securities to ADS holders and the depositary services fee are charged by the depositary bank to the holders of record of ADSs as of the applicable ADS record date.

256

The depositary fees payable for cash distributions are generally deducted from the cash being distributed or by selling a portion of distributable property to pay the fees. In the case of distributions other than cash (i.e., share dividends, rights), the depositary bank charges the applicable fee to the ADS record date holders concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or uncertificated in direct registration), the depositary bank sends invoices to the applicable record date ADS holders. In the case of ADSs held in brokerage and custodian accounts (via DTC), the depositary bank generally collects its fees through the systems provided by DTC (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts. The brokers and custodians who hold their clients' ADSs in DTC accounts in turn charge their clients' accounts the amount of the fees paid to the depositary banks.

In the event of refusal to pay the depositary fees, the depositary bank may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder.

Fees and other payments made by the depositary to us

The depositary has agreed to pay certain amounts to us in exchange for its appointment as depositary. We may use these funds towards our expenses relating to the establishment and maintenance of the ADR program, including investor relations expenses, or otherwise as we see fit.

Ordinary Shares and Conversions

Our ordinary shares are admitted to trading on AIM and trade on the SEHK. Dealings in our ordinary shares on the AIM and SEHK are conducted in pound sterlings and H.K. dollars, respectively.

In connection with the initial public offering of our ordinary shares in Hong Kong in June 2021, we established a branch register of members in Hong Kong, or the Hong Kong share register, which will be maintained by our Hong Kong Share Registrar, Computershare Hong Kong Investor Services Limited. Our principal register of members, or the Cayman share register, will continue to be maintained by our Principal Share Registrar, Computershare Investor Services (Jersey) Limited. All ordinary shares offered in our initial public offering in Hong Kong were registered on the Hong Kong share register in order to be listed and traded on the SEHK.

Details on the conversion process between SEHK, Nasdaq and AIM are available at https://www.hutch-med.com/shareholder-information/investor-faqs/.

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A-D.   Material Modifications to the Rights of Security Holders; Assets Securing Securities; Trustees; Paying Agents.

None.

E.   Use of Proceeds.

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

A.   Evaluation of Disclosure Controls and Procedures.

As required by Rule 13a-15 under the Exchange Act, management, including our chief executive officer and our chief financial officer, has evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. Disclosure controls and procedures refer to controls and other procedures designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Exchange Act is accumulated and communicated to management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding our required disclosure. Based on such evaluation, our management has concluded that, as of December 31, 2024, our disclosure controls and procedures were effective.

B.   Management's Annual Report on Internal Control over Financial Reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) and 15d-15(f) promulgated under the Securities Exchange Act of 1934. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with US GAAP and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company's assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company's receipts and expenditures are being made only in accordance with authorizations of a company's management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of a company's assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness of our internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

258

Our management, with the participation of our chief executive officer and chief financial officer, has assessed the effectiveness of our internal control over financial reporting as of December 31, 2024. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013 Framework). Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2024.

C. Attestation Report of the Independent Registered Public Accounting Firm.

Our independent registered public accounting firm, PricewaterhouseCoopers Zhong Tian LLP ("PricewaterhouseCoopers Zhong Tian"), has audited the effectiveness of our internal control over financial reporting as of December 31, 2024, as stated in its report, which appears in this annual report.

D. Changes in Internal Control over Financial Reporting.

There were no changes in our internal controls over financial reporting during the fiscal year ended December 31, 2024 that have materially and adversely affected, or are reasonably likely to materially and adversely affect, our internal control over financial reporting.

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERTS

Our audit committee consists of Mr. Graeme Allan Jack, Mr. Paul Rutherford Carter, Dr. Renu Bhatia and Mr. Wong Tak Wai, with Mr. Graeme Allan Jack serving as chairman of the committee. Each member of the audit committee meets the independence requirements under the rules of the Nasdaq Stock Market and under Rule 10A-3 under the Exchange Act. We have determined that Graeme Allan Jack is an "audit committee financial expert" within the meaning of Item 407 of Regulation S-K. All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the Nasdaq Stock Market. For information relating to qualifications and experience of each audit committee member, see Item 6. "Directors, Senior Management and Employees."

ITEM 16B. CODE OF ETHICS

Our board of directors has adopted a code of ethics applicable to all of our employees, officers and directors, including our principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions. This code is intended to qualify as a "code of ethics" within the meaning of the applicable rules of the SEC. Our code of ethics is available on our website at *https://www.hutch-med.com/shareholder-information/corporate-governance/code-of-ethics/*. Information contained on, or that can be accessed through, our website is not incorporated by reference into this annual report. See Item 6.C. "Board Practices—Code of Ethics" for more information.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Principal Accountant Fees and Services

The following table summarizes the fees charged by PricewaterhouseCoopers Zhong Tian LLP, our principal external auditors, for certain services rendered to our company, including some of our subsidiaries and joint ventures, during 2024 and 2023.

	Year ended December 31,	
	2024	**2023**
	($'000)	
Audit fees[1]	2,431	2,682
Tax fees[2]	109	189
Total[3]	2,540	2,871

Notes:

(1) "Audit fees" means the aggregate fees billed in each of the fiscal years for professional services rendered by our principal external auditors for the audit of our annual financial statements, review of our interim financial statements, filing of our Form F-3, and regulatory filings related to an ongoing disposal transaction of our equity investee.

(2) "Tax fees" means the aggregate fees billed in each of the fiscal years for professional services rendered by our principal external auditors for tax compliance and tax advice.

(3) The fees disclosed are exclusive of out-of-pocket expenses and taxes, which totaled approximately $68,000 and $81,000 in 2023 and 2024, respectively.

Audit Committee Pre-approval Policies and Procedures

Our audit committee reviews and pre-approves the scope and the cost of audit services related to us and permissible non-audit services performed by the independent auditors, other than those for *de minimis* services which are approved by the audit committee prior to the completion of the audit. All of the services provided to us by our independent auditors were pre-approved by the audit committee.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F. CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

Not applicable.

260

ITEM 16G. CORPORATE GOVERNANCE

As permitted by Nasdaq, in lieu of the Nasdaq corporate governance rules, but subject to certain exceptions, we may follow the practices of our home country which for the purpose of such rules is the Cayman Islands. Certain corporate governance practices in the Cayman Islands may differ significantly from corporate governance listing standards as, except for general fiduciary duties and duties of care, Cayman Islands law has no corporate governance regime which prescribes specific corporate governance standards. For example, we follow Cayman Islands corporate governance practices in lieu of the corporate governance requirements of the Nasdaq Global Select Market in respect of the following:

(i)   the majority independent director requirement under Section 5605(b)(1) of the Nasdaq listing rules,

(ii)   the requirement under Section 5605(d) of the Nasdaq listing rules that a remuneration committee comprised solely of independent directors governed by a remuneration committee charter oversee executive compensation, and

(iii)   the requirement under Section 5605(e) of the Nasdaq listing rules that director nominees be selected or recommended for selection by either a majority of the independent directors or a nominations committee comprised solely of independent directors.

Cayman Islands law does not impose a requirement that our board of directors consist of a majority of independent directors, nor does Cayman Islands law impose specific requirements on the establishment of a remuneration committee or nominating committee or nominating process. We voluntarily comply with Hong Kong Corporate Governance Code. See Item 6.C. "Board Practice—Hong Kong Corporate Governance Code" for more details.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTION

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

We have adopted an amended and restated insider trading policy, attached hereto as Exhibit 16.1, to promote compliance with applicable securities laws and regulations, including those that prohibit insider trading. This policy applies to all officers, directors, employees and consultants of the Company (each, an "Affiliate"), as well as their Connected Persons (as the term "Connected Person" is defined on page 3 of our insider trading policy), and extends to all activities within and outside an individual's duties at our Company.

ITEM 16K. CYBERSECURITY

Cybersecurity risk management is an integral part of our overall enterprise risk management program. Our cybersecurity risk management program is designed based on N.I.S.T cybersecurity framework. This framework includes steps for (a) identifying cybersecurity threats, assessing the severity, identifying the source and whether the threat is associated with a third-party service provider; (b) reporting material cybersecurity incidents to management and our board of directors; (c) implementing safeguards, countermeasures and mitigation strategies; and (d) remediation and restoration of the affected systems. Our cybersecurity team also engages third-party security experts for defense protection capability assessment and system enhancements. In addition, our cybersecurity team provides training to all employees annually.

Our board of directors has overall oversight responsibility for our risk management, and delegates cybersecurity risk management oversight to the audit committee of the board of directors. The audit committee is responsible for ensuring that management has processes in place designed to identify and evaluate cybersecurity risks to which the company is exposed and implement processes and programs to manage cybersecurity risks and mitigate cybersecurity incidents. The audit committee also reports material cybersecurity risks to our full board of directors.

Management is responsible for identifying, considering and assessing material cybersecurity risks on an ongoing basis, establishing processes to ensure that such potential cybersecurity risk exposures are monitored, putting in place appropriate mitigation measures and maintaining cybersecurity programs. Our cybersecurity programs are under the direction of an IT Working Group established by the audit committee consisting currently of Dr. Dan Eldar, Non-executive Chairman, Mr. James Lai, Head of Corporate Internal Audit for CKHH, and Mr. Cheng Chig Fung, Johnny, Chief Financial Officer and Executive Director, who receive reports from our cybersecurity team led by the Head of IT and Security and monitors the prevention, detection, mitigation, and remediation of cybersecurity incidents.

Our Head of IT and Security and dedicated IT personnel are experienced information systems security professionals and information security managers with more than 15 years of relevant experience. The IT Working Group regularly updates the audit committee on the company's cybersecurity programs, material cybersecurity risks and mitigation strategies and provides cybersecurity reports quarterly that cover, among other topics, third-party assessments of the company's cybersecurity programs, developments in cybersecurity and updates to the company's cybersecurity programs and mitigation strategies.

In 2024, we did not identify any cybersecurity threats that have materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition. However, despite our efforts, we cannot eliminate all risks from cybersecurity threats, or provide assurances that we have not experienced an undetected cybersecurity incident. For more information about these risks, please see "Risk Factors – We rely significantly on information technology and any failure, inadequacy, interruption or security lapse of that technology, including any cybersecurity incidents, could harm our ability to operate our business effectively" in this annual report.

262

PART III

ITEM 17. FINANCIAL STATEMENTS

See Item 18 "Financial Statements."

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements and the consolidated financial statements of our non-consolidated joint venture, Shanghai Hutchison Pharmaceuticals, are included at the end of this annual report.

ITEM 19. EXHIBITS

EXHIBIT INDEX

1.1	Amended and Restated Memorandum and Articles of Association of HUTCHMED (China) Limited (incorporated by reference to Exhibit 1.1 to our annual report on Form 20-F filed with the SEC on March 3, 2022)
2.1	Form of Deposit Agreement and all holders and beneficial owners of ADSs issued thereunder (incorporated by reference to Exhibit 4.1 to Amendment No. 4 to our Registration Statement on Form F-1 (file no. 333-207447) filed with the SEC on March 4, 2016)
2.2	Form of American Depositary Receipt (incorporated by reference to Exhibit 4.1 to Amendment No. 4 to our Registration Statement on Form F-1 (file no. 333-207447) filed with the SEC on March 4, 2016)
2.3	Form of Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.3 to Amendment No. 2 to our Registration Statement on Form F-1 (file no. 333-207447) filed with the SEC on February 11, 2016)
2.4	Description of Ordinary Shares
2.5	Description of American Depositary Shares (incorporated by reference to Exhibit 2.5 to our annual report on Form 20-F/A filed with the SEC on April 29, 2020)
4.1	Amended and Restated License and Collaboration Agreement by and between HUTCHMED Limited (formerly known as Hutchison MediPharma Limited) and AstraZeneca AB (publ) dated as of December 7, 2020 (incorporated by reference to Exhibit 4.1 to our annual report on Form 20-F filed with the SEC on March 4, 2021)
4.2+	Amendment to the Amended and Restated License and Collaboration Agreement by and between HUTCHMED Limited and AstraZeneca AB (publ) dated as of November 29, 2021 (incorporated by reference to Exhibit 4.2 to our annual report on Form 20-F filed with the SEC on March 3, 2022)
4.3	Amended and Restated Exclusive License and Collaboration Agreement by and HUTCHMED Limited, Eli Lilly Trading (Shanghai) Company Limited and HUTCHMED (China) Limited dated as of October 8, 2013 (incorporated by reference to Exhibit 4.2 to our annual report on Form 20-F/A filed with the SEC on May 30, 2019)
4.4	First Amendment to the Amended and Restated Exclusive License and Collaboration Agreement by and among Lilly (Shanghai) Management Company Limited, HUTCHMED Limited and HUTCHMED (China) Limited dated as of December 18, 2018 (incorporated by reference to Exhibit 4.16 to our annual report on Form 20-F filed with the SEC on March 11, 2019)
4.5	English translation of Sino-Foreign Joint Venture Contract by and between Shanghai Traditional Chinese Medicine Co., Ltd. and Shanghai HUTCHMED Investment Limited (formerly Hutchison Chinese Medicine (Shanghai) Investment Limited) dated as of January 6, 2001 (incorporated by reference to Exhibit 4.6 to our annual report on Form 20-F/A filed with the SEC on May 30, 2019)
4.6	English translation of First Amendment to Sino-Foreign Joint Venture Contract by and between Shanghai Traditional Chinese Medicine Co., Ltd. and Shanghai HUTCHMED Investment Limited dated as of July 12, 2001 (incorporated by reference to Exhibit 10.15 to our Registration Statement on Form F-1 (file no. 333-207447) filed with the SEC on October 16, 2015)
4.7	English translation of Second Amendment to Sino-Foreign Joint Venture Contract by and between Shanghai Traditional Chinese Medicine Co., Ltd. and Shanghai HUTCHMED Investment (HK) Limited dated as of November 5, 2007 (incorporated by reference to Exhibit 10.16 to our Registration Statement on Form F-1 (file no. 333-207447) filed with the SEC on October 16, 2015)
4.8	English translation of Third Amendment to Sino-Foreign Joint Venture Contract by and between Shanghai Traditional Chinese Medicine Co., Ltd. and Shanghai HUTCHMED Investment (HK) Limited dated as of June 19, 2012 (incorporated by reference to Exhibit 10.17 to our Registration Statement on Form F-1 (file no. 333-207447) filed with the SEC on October 16, 2015)

264

4.9	English translation of Fourth Amendment to Sino-Foreign Joint Venture Contract by and between Shanghai Traditional Chinese Medicine Co., Ltd. and Shanghai HUTCHMED Investment (HK) Limited dated as of March 8, 2013 (incorporated by reference to Exhibit 4.10 to our annual report on Form 20-F/A filed with the SEC on May 30, 2019)
4.10	English translation of Sino-Foreign Joint Venture Contract by and between Sinopharm Group Co. Ltd. and Hutchison Chinese Medicine GSP (HK) Holdings Limited dated as of December 18, 2013 (incorporated by reference to Exhibit 4.11 to our annual report on Form 20-F/A filed with the SEC on May 30, 2019)
4.11	Form of Executive Employment Agreement for HUTCHMED Group (HK) Limited executive officers (incorporated by reference to Exhibit 10.23 to our Registration Statement on Form F-1 (file no. 333-207447) filed with the SEC on October 16, 2015)
4.12	English translation of Form of Executive Employment Agreement for HUTCHMED Limited executive officers (incorporated by reference to Exhibit 10.24 to our Registration Statement on Form F-1 (file no. 333-207447) filed with the SEC on October 16, 2015)
4.13	Form of Indemnification Agreement for Directors and Officers (incorporated by reference to Exhibit 10.25 to our Registration Statement on Form F-1 (file no. 333-207447) filed with the SEC on October 16, 2015)
4.14	Second Amendment to the Amended and Restated Exclusive License and Collaboration Agreement by and among Lilly (Shanghai) Management Company Limited, HUTCHMED Limited and HUTCHMED (China) Limited dated as of July 28, 2020 (incorporated by reference to Exhibit 4.14 to our annual report on Form 20-F filed with the SEC on March 4, 2021)
4.15+	License Agreement by and among Epizyme, Inc. and Hutchison China MediTech Investment Limited (now known as HUTCHMED Group Investment Limited) dated as of August 7, 2021 (incorporated by reference to Exhibit 4.15 to our annual report on Form 20-F filed with the SEC on March 3, 2022)
4.16+	License Agreement by and among Takeda Pharmaceuticals International AG, HUTCHMED (China) Limited and HUTCHMED Limited dated as of January 23, 2023 (incorporated by reference to Exhibit 4.16 to our annual report on Form 20 – F filed with the SEC on February 28, 2023)
8.1*	List of Significant Subsidiaries of the Company
12.1*	Certification of Chief Executive Officer Required by Rule 13a-14(a)
12.2*	Certification of Chief Financial Officer Required by Rule 13a-14(a)
13.1†	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code
13.2†	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code
15.1*	Consent of PricewaterhouseCoopers Zhong Tian LLP, an independent registered accounting firm, regarding the consolidated financial statements of HUTCHMED (China) Limited
15.2*	Consent of PricewaterhouseCoopers Zhong Tian LLP, independent auditors, regarding the consolidated financial statements of Shanghai Hutchison Pharmaceuticals Limited
15.3*	Consent of Conyers Dill & Pearman
15.4	HUTCHMED (China) Limited Compensation Clawback Policy (incorporated by reference to Exhibit 15.4 to our annual report on Form 20-F filed with the SEC on February 28, 2024)
16.1*	Insider trading policy
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definitions Linkbase Document
104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

265

*   Filed herewith.

†   Furnished herewith.

+   Portions of the exhibit have been omitted because they are both (i) not material and (ii) would likely cause competitive harm to the company if publicly disclosed.

266

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

HUTCHMED (China) Limited

By: /s/ Weiguo Su

Name: Weiguo Su
Title: Chief Executive Officer

Date: March 19, 2025

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Audited Consolidated Financial Statements of HUTCHMED (China) Limited

Report of Independent Registered Public Accounting Firm (PCAOB ID 1424)   F-2

As at December 31, 2024 and December 31, 2023:

   Consolidated Balance Sheets   F-5

For the Years Ended December 31, 2024, 2023 and 2022:

   Consolidated Statements of Operations   F-6

   Consolidated Statements of Comprehensive Income/(Loss)   F-7

   Consolidated Statements of Changes in Shareholders' Equity   F-8

   Consolidated Statements of Cash Flows   F-9

Notes to the Consolidated Financial Statements   F-10

Audited Consolidated Financial Statements of Shanghai Hutchison Pharmaceuticals Limited

Report of Independent Auditors   F-57

For the Years Ended December 31, 2024, 2023 and 2022:

   Consolidated Income Statements   F-59

   Consolidated Statements of Comprehensive Income   F-60

As at December 31, 2024 and December 31, 2023:

   Consolidated Statements of Financial Position   F-61

For the Years Ended December 31, 2024, 2023 and 2022:

   Consolidated Statements of Changes in Equity   F-62

   Consolidated Statements of Cash Flows   F-63

Notes to the Consolidated Financial Statements   F-64

F-1

Refer to pages 107 to 155 in this annual report for the independent auditor's report and the audited consolidated financial statements of HUTCHMED (China) Limited.

F-2 to F-55

**SHANGHAI HUTCHISON
PHARMACEUTICALS LIMITED**

F-56

Report of Independent Auditors

To the Board of Directors of Shanghai Hutchison Pharmaceuticals Limited

Opinion

We have audited the accompanying consolidated financial statements of Shanghai Hutchison Pharmaceuticals Limited and its subsidiaries (the "Company"), which comprise the consolidated statements of financial position as of December 31, 2024 and 2023, and the related consolidated income statements, statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2024, including the related notes (collectively referred to as the "consolidated financial statements").

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024 in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (US GAAS). Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company's ability to continue as a going concern for at least, but not limited to, twelve months from the end of the reporting period, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Auditors' Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with US GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

F-57

Auditors' Responsibilities for the Audit of the Consolidated Financial Statements (Continued)

In performing an audit in accordance with US GAAS, we:

• Exercise professional judgment and maintain professional skepticism throughout the audit.

• Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

/s/ PricewaterhouseCoopers Zhong Tian LLP
Shanghai, the People's Republic of China
March 19, 2025

Shanghai Hutchison Pharmaceuticals Limited
Consolidated Income Statements
(in US$'000)

	Note	Year Ended December 31,		
		2024	**2023**	**2022**
Revenue	5	393,525	385,483	370,600
Cost of sales		(107,001)	(101,122)	(89,487)
Gross profit		286,524	284,361	281,113
Selling expenses		(152,004)	(150,717)	(144,979)
Administrative expenses		(16,923)	(16,821)	(14,108)
Research and development expenses		(13,782)	(9,286)	(7,619)
Other net operating income	6	5,155	5,027	2,126
Operating profit	7	**108,970**	**112,564**	**116,533**
Finance costs	15	(46)	(79)	(112)
Profit before taxation		**108,924**	**112,485**	**116,421**
Taxation charge	8	(15,995)	(17,022)	(16,738)
Profit for the year		**92,929**	**95,463**	**99,683**

The accompanying notes are an integral part of these consolidated financial statements.

Shanghai Hutchison Pharmaceuticals Limited
Consolidated Statements of Comprehensive Income
(in US$'000)

| | Year Ended December 31, | | |
	2024	**2023**	**2022**
Profit for the year	**92,929**	**95,463**	**99,683**
Other comprehensive income that has been or may be reclassified subsequently to profit or loss:			
Exchange translation differences	1,008	755	3,332
Other comprehensive (loss)/income that will not be reclassified to profit or loss:			
Exchange translation differences	(4,814)	1,565	(19,913)
Total comprehensive income	**89,123**	**97,783**	**83,102**

The accompanying notes are an integral part of these consolidated financial statements.

Shanghai Hutchison Pharmaceuticals Limited
Consolidated Statements of Financial Position
(in US$'000)

	Note	December 31, 2024	December 31, 2023
Assets			
Current assets			
Cash and cash equivalents	10	48,160	19,129
Short-term investment	10	2,718	—
Trade and bills receivables	11	20,011	15,601
Other receivables, prepayments and deposits	12	2,345	2,269
Inventories	13	140,473	164,026
Total current assets		**213,707**	**201,025**
Property, plant and equipment	14	50,671	55,101
Right-of-use assets	15	561	1,092
Leasehold land		5,654	5,967
Other intangible assets		2,959	3,348
Deferred tax assets	16	7,844	8,330
Other non-current assets		321	641
Total assets		**281,717**	**275,504**
Liabilities and shareholders' equity			
Current liabilities			
Trade payables	17	15,443	23,836
Other payables, accruals and advance receipts	18	108,541	153,937
Current tax liabilities	19	1,495	1,163
Lease liabilities	15	675	713
Total current liabilities		**126,154**	**179,649**
Deferred income		1,930	3,030
Lease liabilities	15	70	657
Other non-current liabilities		1,859	—
Total liabilities		**130,013**	**183,336**
Shareholders' equity			
Share capital		33,382	33,382
Reserves		118,322	58,786
Total shareholders' equity		**151,704**	**92,168**
Total liabilities and shareholders' equity		**281,717**	**275,504**

The accompanying notes are an integral part of these consolidated financial statements.

F-61

430

Shanghai Hutchison Pharmaceuticals Limited
Consolidated Statements of Changes in Equity
(in US$'000)

	Share capital	Exchange reserve	General reserves	Retained earnings	Total equity
As at January 1, 2022	**33,382**	**5,946**	**1,029**	**105,336**	**145,693**
Profit for the year	—	—	—	99,683	99,683
Other comprehensive loss					
Exchange translation differences	—	(16,581)	—	—	(16,581)
Total comprehensive (loss)/income	—	(16,581)	—	99,683	83,102
Transfer between reserves	—	—	14	(14)	—
Dividends declared to shareholders	—	—	—	(87,436)	(87,436)
As at December 31, 2022	**33,382**	**(10,635)**	**1,043**	**117,569**	**141,359**
Profit for the year	—	—	—	95,463	95,463
Other comprehensive income					
Exchange translation differences	—	2,320	—	—	2,320
Total comprehensive income	—	2,320	—	95,463	97,783
Transfer between reserves	—	—	30	(30)	—
Dividends declared to shareholders	—	—	—	(146,974)	(146,974)
As at December 31, 2023	**33,382**	**(8,315)**	**1,073**	**66,028**	**92,168**
Profit for the year	—	—	—	92,929	92,929
Other comprehensive loss					
Exchange translation differences	—	(3,806)	—	—	(3,806)
Total comprehensive (loss)/income	—	(3,806)	—	92,929	89,123
Dividends declared to shareholders (Note 18)	—	—	—	(29,587)	(29,587)
As at December 31, 2024	**33,382**	**(12,121)**	**1,073**	**129,370**	**151,704**

The accompanying notes are an integral part of these consolidated financial statements.

F-62

Shanghai Hutchison Pharmaceuticals Limited
Consolidated Statements of Cash Flows
(in US$'000)

	Note	Year Ended December 31,		
		2024	**2023**	**2022**
Operating activities				
Net cash generated from operations	20	122,050	96,080	96,270
Interest received		585	645	1,219
Income tax paid	19	(15,300)	(18,709)	(19,003)
Net cash generated from operating activities		107,335	78,016	78,486
Investing activities				
Purchase of property, plant and equipment		(4,009)	(5,691)	(1,374)
Purchase of intangible assets		(467)	(797)	(901)
Deposits in short-term investment		(2,769)	—	—
Proceeds from disposal of property, plant and equipment		22	12	20
Net cash used in investing activities		(7,223)	(6,476)	(2,255)
Financing activities				
Dividends paid to shareholders		(69,231)	(84,615)	(87,436)
Lease payments	15	(766)	(810)	(809)
Net cash used in financing activities		(69,997)	(85,425)	(88,245)
Net increase/(decrease) in cash and cash equivalents		30,115	(13,885)	(12,014)
Effect of exchange rate changes on cash and cash equivalents		(1,084)	(909)	(4,101)
		29,031	(14,794)	(16,115)
Cash and cash equivalents				
Cash and cash equivalents at beginning of year		19,129	33,923	50,038
Cash and cash equivalents at end of year		48,160	19,129	33,923

The accompanying notes are an integral part of these consolidated financial statements.

Shanghai Hutchison Pharmaceuticals Limited
Notes to the Consolidated Financial Statements

1. General Information

Shanghai Hutchison Pharmaceuticals Limited (the "Company") and its wholly owned subsidiary, Shanghai Shangyao Hutchison Whampoa GSP Company Limited (together the "Group") are principally engaged in manufacturing, selling and distribution of prescription drug products. The Group has manufacturing plants in the People's Republic of China (the "PRC") and sells mainly in the PRC.

The Company was incorporated in the PRC on April 30, 2001 as a Chinese-Foreign Equity joint venture. The Company is jointly controlled by Shanghai HUTCHMED Investment (HK) Limited ("SHHCMI(HK)L") and Shanghai Traditional Chinese Medicine Co., Ltd ("SHTCML").

These consolidated financial statements are presented in United States dollars ("US$"), unless otherwise stated and have been approved for issue by the Company's Board of Directors on March 19, 2025.

2. Summary of Accounting Policies

The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards ("IFRS Accounting Standards") as issued by the International Accounting Standards Board ("IASB") and interpretations issued by the IFRS Interpretations Committee applicable to companies reporting under IFRS Accounting Standards. These consolidated financial statements have been prepared under the historical cost convention.

During the year, the Group has adopted all of the new and revised standards, amendments and interpretations issued by the IASB that are relevant to the Group's operations and mandatory for annual periods beginning January 1, 2024. The adoption of these new and revised standards, amendments and interpretations did not have any material effects on the Group's results of operations or financial position.

The following standards, amendments and interpretations were issued but not yet effective for the financial year ended December 31, 2024 and have not been early adopted by the Group:

IAS 21 (Amendments) [1]	Lack of Exchangeability
IFRS 9 and IFRS 7 (Amendments) [2]	Classification and Measurement of Financial Instruments
IFRS 9 and IFRS 7 (Amendments) [2]	Contracts Referencing Nature-dependent Electricity
IFRS 1, IFRS 7, IFRS 9, IFRS 10 and IAS 7 [2]	Annual Improvements to IFRS Accounting Standards — Volume 11
IFRS 18 [3]	Presentation and Disclosure in Financial Statements
IFRS 19 [3]	Subsidiaries without Public Accountability: Disclosures
IFRS 10 and IAS 28 (Amendments) [4]	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture

[1] Effective for the Group for annual periods beginning on or after 1 January 2025.
[2] Effective for the Group for annual periods beginning on or after 1 January 2026.
[3] Effective for the Group for annual periods beginning on or after 1 January 2027.
[4] Effective date to be determined.

The adoption of standards, amendments and interpretations listed above in future periods is not expected to have any material effects on the Group's results of operations or financial position.

F-64

(a) Material Accounting Policies

(i) Property, Plant and Equipment

Property, plant and equipment other than construction in progress are stated at historical cost less accumulated depreciation and any accumulated impairment losses. Historical cost includes the purchase price of the asset and any directly attributable costs of bringing the asset to its working condition and location for its intended use.

Subsequent costs are included in the asset's carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the consolidated income statements during the financial period in which they are incurred.

Depreciation is calculated using the straight-line method to allocate asset costs less accumulated impairment losses over their estimated useful lives. The principal estimated useful lives are as follows:

Buildings	20 years
Leasehold improvements	Over the unexpired period of the lease or 5 years, whichever is shorter
Plant and equipment	10 years
Furniture and fixtures, other equipment and motor vehicles	5 years

The assets' useful lives are reviewed and adjusted, if appropriate, at the end of each reporting period. An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount.

Gains and losses on disposals are determined by comparing net sales proceeds with the carrying amount of the relevant assets and are recognized in the consolidated income statements.

Construction in progress represents buildings, plant and machinery under construction and pending installation and is stated at cost less accumulated impairment losses, if any. Cost includes the costs of construction of buildings and the costs of plant and machinery. No provision for depreciation is made on construction in progress until such time as the relevant assets are completed and ready for its intended use. When the assets concerned are brought into use, the costs are transferred to property, plant and equipment and depreciated.

(ii) Research and Development

Research expenditure is recognized as an expense as incurred. Costs incurred on development projects (relating to the design and testing of new or improved products) are recognized as intangible assets when it is probable that the project will generate future economic benefits by considering its commercial and technological feasibility, and costs can be measured reliably. Other development expenditures are recognized as an expense as incurred. Development costs previously recognized as an expense are not recognized as an asset in a subsequent period. Development costs with a finite useful life that have been capitalized, if any, are amortized on a straight-line basis over the period of expected benefit not exceeding five years. The capitalized development costs are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset exceeds its recoverable amount.

Where the research phase and the development phase of an internal project cannot be clearly distinguished, all expenditure incurred on the project is charged to the consolidated income statements.

(iii) Financial Liabilities and Equity Instruments

Financial liabilities and equity instruments issued by the Group are classified according to the substance of the contractual arrangements entered into and the definitions of a financial liability and an equity instrument. Financial liabilities (including trade and other payables) are initially measured at fair value, and are subsequently measured at amortized cost, using the effective interest method. An equity instrument is any contract that does not meet the definition of a financial liability and evidences a residual interest in the assets of the Group after deducting all of its liabilities.

Ordinary shares are classified as equity. Incremental costs, net of tax, directly attributable to the issue of new shares are shown in equity as a deduction from the proceeds.

(iv) Current and Deferred Income Tax

(1) Current income tax

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the country where the Group operates and generates taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

(2) Deferred income tax

Inside basis differences

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill. Deferred income tax is also not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss and does not give rise to equal taxable and deductible temporary differences. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the end of the reporting period and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. Deferred income tax assets and deferred income tax liabilities are offset when there is a legally enforceable right to set off and when the deferred income taxes related to the same fiscal authority.

Outside basis differences

Deferred income tax liabilities are provided on taxable temporary differences arising from investments in subsidiaries, except for deferred income tax liabilities where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred income tax assets are recognized on deductible temporary differences arising from investments in subsidiaries, only to the extent that it is probable the temporary difference will reverse in the future and there is sufficient taxable profit available against which the temporary difference can be utilized.

F-66

(v) Revenue and Income Recognition

Revenue is measured based on consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. Taxes assessed by a governmental authority that are both imposed on and concurrent with a specific revenue-producing transaction, that are collected by the Group from a customer, are also excluded from revenue. The Group recognizes revenue when it satisfies a performance obligation by transferring control over a good to a customer.

The Group principally generates revenue from sales of goods. Revenue from sales of goods is recognized when the customer takes possession of the goods. This usually occurs upon completed delivery of the goods to the customer site. The amount of revenue recognized is adjusted for expected sales incentives as stipulated in the contract, which are generally issued to customers as direct discounts at the point-of-sale or indirectly in the form of rebates. Sales incentives are estimated using the expected value method. Additionally, sales are generally made with a limited right of return under certain conditions. Revenues are recorded net of provisions for sales discounts and returns.

Revenue from provision of services is recognized when the benefits of the services transfer to the customer over time, which is based on the proportionate value of services rendered as determined under the terms of the relevant contract. Additionally, when the amounts that can be invoiced correspond directly with the value to the customer for performance completed to date, the Group recognizes revenue from provision of services based on amounts that can be invoiced to the customer.

Payments in advance from customers are deferred if consideration is received in advance of transferring control of the goods or rendering of services. Accounts receivable is recognized if the Group has an unconditional right to bill the customer, which is generally when the customer takes possession of the goods or services are rendered. Payment terms differ by subsidiary and customer, but generally range from 45 to 180 days from the invoice date.

(b) Other Accounting Policies

(i) Basis of Consolidation

The consolidated financial statements of the Group include the financial statements of the Company and its subsidiaries.

The accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

Certain comparative amounts in the consolidated financial statements have been reclassified to conform with the current year's presentation.

Intercompany transactions, balances and unrealized gains on transactions between group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset.

(ii) Subsidiaries

Subsidiaries are all entities over which the Group has control. The Group controls an entity when the Group is exposed, or has rights, to variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. In the consolidated financial statements, subsidiaries are accounted for as described in Note 2(b)(i) above.

Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

(iii) Foreign Currency Translation

Items included in the financial statements of each of the Group's companies are measured using the currency of the primary economic environment in which the entity operates (the "functional currency"). The functional currency of the Company and its subsidiaries is Renminbi ("RMB") whereas the consolidated financial statements are presented in US$, which is the Company's presentation currency.

Foreign currency transactions are translated into the functional currency using the exchange rates at the dates of the transactions. Foreign currency gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at year end exchange rates are generally recognized in the consolidated income statements.

The financial statements of the Company and its subsidiaries are translated into the Company's presentation currency using the year end rates of exchange for the statements of financial position items and the average rates of exchange for the year for the income statement items. Exchange translation differences are recognized directly in other comprehensive income.

(iv) Impairment of Non-Financial Assets

Assets are reviewed for impairment to determine whether there is any indication that the carrying value of these assets may not be recoverable and have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss, if any. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. Such impairment loss is recognized in the consolidated income statements. Assets that have an indefinite useful life such as goodwill or intangible assets not ready to use are not subject to amortization and are tested for impairment annually and when there are indications that the carrying value may not be recoverable.

(v) Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is determined using the weighted average cost method. The cost of finished goods comprises raw materials, direct labor, other direct costs and related production overheads (based on normal operating capacity). Net realizable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses.

(vi) Trade and Other Receivables

Trade and other receivables are recognized initially at the amount of consideration, which is unconditional. Trade and other receivables solely represent payments of principal and interest, if any, and the Group holds such financial assets with the objective to collect its contractual cash flows. Therefore, the Group measures them subsequently at amortized cost using the effective interest method, less any loss allowance. The Group applies the IFRS 9 simplified approach to measuring expected credit losses which uses a lifetime expected loss allowance for all trade receivables. To measure the expected credit losses, trade receivables have been grouped based on shared credit risk characteristics and the days past due. All other receivables at amortized cost are considered to have low credit risk, and the loss allowance recognized during the period was therefore limited to 12 months expected losses. The amount of the provision is recognized in the consolidated income statements.

(vii) Cash and Cash Equivalents and Short-term Investment

In the consolidated statements of cash flows, cash and cash equivalents include cash on hand, bank deposits and other short-term highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, if any.

Short-term investment includes deposits placed with a bank with maturity of three months to one year.

(viii) Employee Benefits

The employees of the Group participate in defined contribution retirement benefit plans managed by the relevant municipal and provincial governments in the PRC. The assets of these plans are held separately from the Group. The Group is required to make monthly contributions to the plans calculated as a percentage of the employees' salaries. The municipal and provincial governments undertake to assume the retirement benefit obligations to all existing and future retired employees under the plans described above. Other than the monthly contributions, the Group has no further obligations for the payment of the retirement and other post-retirement benefits of its employees.

(ix) Leases

A lease is recognized as a right-of-use asset with a corresponding liability at the date which the leased asset is available for use by the Group. The Group recognizes an obligation to make lease payments equal to the present value of the lease payments over the lease term. The lease terms may include options to extend or terminate the lease when it is reasonably certain that the Group will exercise that option.

Lease liabilities include the net present value of the following lease payments: (i) fixed payments; (ii) variable lease payments that depend on an index or a rate; and (iii) payments of penalties for terminating the lease if the lease term reflects the lessee exercising that option, if any. Lease liabilities exclude the following payments that are generally accounted for separately: (i) non-lease components, such as maintenance and security service fees and value added tax, and (ii) any payments that a lessee makes before the lease commencement date. The lease payments are discounted using the interest rate implicit in the lease or if that rate cannot be determined, the lessee's incremental borrowing rate being the rate that the lessee would have to pay to borrow the funds in its currency and jurisdiction necessary to obtain an asset of similar value, economic environment and terms and conditions.

An asset representing the right to use the underlying asset during the lease term is recognized that consists of the initial measurement of the lease liability, any lease payments made to the lessor at or before the commencement date less any lease incentives received, any initial direct cost incurred by the Group and any restoration costs.

After commencement of the lease, each lease payment is allocated between lease liability and finance costs. The finance costs are recognized over the lease term so as to produce a constant periodic rate of interest on the remaining balance of the lease liability for each period. The right-of-use asset is depreciated on a straight-line basis over the period of the lease.

Payments associated with short-term leases are recognized as lease expenses on a straight-line basis over the period of the leases.

Leasehold land is accounted under IFRS 16.

(x) Government Incentives

Incentives from government are recognized at their fair values where there is a reasonable assurance that the incentives will be received and all attached conditions will be complied with.

Government incentives relating to costs are deferred and recognized in the consolidated income statements over the period necessary to match them with the costs that they are intended to compensate.

Government grants relating to property, plant and equipment are included in other payables, accruals and advance receipts and non-current liabilities as deferred income and credited to the consolidated income statements on a straight-line basis over the expected lives of the related assets.

(xi) Segment Reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision makers. The Company's Board of Directors, which is responsible for allocating resources and assessing performance of the operating segments, has been identified as the steering committee that makes strategic decisions.

(xii) General Reserves

In accordance with the laws applicable to Foreign Investment Enterprises established in the PRC, the Company makes appropriations to certain non-distributable reserve funds including the general reserve fund, the enterprise expansion fund and the staff bonus and welfare fund. The amount of appropriations to these funds are made at the discretion of the Company's Board of Directors.

3. Financial Risk Management

(a) Financial risk factors

The Group's activities expose it to a variety of financial risks, including credit risk and liquidity risk. The Group does not use any derivative financial instruments for speculative purposes.

(i) Credit risk

The carrying amounts of cash and cash equivalents, trade and bills receivables and other receivables included in the consolidated statements of financial position represent the Group's maximum exposure to credit risk of the counterparty in relation to its financial assets.

The Group recognizes an allowance for current expected credit losses ("CECLs") on financial assets not carried at fair value. CECLs are calculated over the expected life of the financial assets on an individual or a portfolio basis considering information available about the counterparties' credit situation and collectability of the specific cash flows, including information about past events, current conditions and future forecasts.

Substantially all of the Group's cash and cash equivalents are deposited in major financial institutions, which management believes are of high credit quality. The Group has a practice to limit the amount of credit exposure to any financial institution.

Bills receivables are mostly settled by state-owned banks or other reputable banks and therefore the management considers that they will not expose the Group to any significant credit risk.

Additionally, the Group has policies in place to ensure that sales are made to customers with an appropriate credit history and the Group performs periodic credit evaluations of its customers. Normally the Group does not require collateral from trade debtors. The Group has not had any material credit losses.

(ii) Liquidity risk

Prudent liquidity management implies maintaining sufficient cash and cash equivalents and the availability of funding when necessary. The Group's policy is to regularly monitor current and expected liquidity requirements to ensure that it maintains sufficient cash balances and adequate credit facilities to meet its liquidity requirements in the short and long term.

As at December 31, 2024 and 2023, in addition to future lease payments due based on the lease term (Note 15) and non-current liabilities, all of the Group's other current financial liabilities are mainly due for settlement within twelve months and the Group expects to meet all liquidity requirements.

F-70

(b) Capital risk management

The Group's objectives when managing capital are to safeguard the Group's ability to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

The Group regularly reviews and manages its capital structure to ensure an optimal balance between higher shareholders' return that might be possible with higher levels of borrowings and the advantages and security afforded by a sound capital position, and makes adjustments to the capital structure in light of changes in economic conditions.

The Group monitors capital on the basis of the liabilities to assets ratio. This ratio is calculated as total liabilities divided by total assets as shown on the consolidated statements of financial position.

The liabilities to assets ratio as at December 31, 2024 and 2023 was as follows:

	December 31,	
	2024	**2023**
	(in US$'000)	
Total liabilities	130,013	183,336
Total assets	281,717	275,504
Liabilities to assets ratio	46.2%	66.5%

(c) Fair value estimation

The Group does not have any financial assets or liabilities which are carried at fair value. The carrying amounts of the Group's current financial assets, including cash and cash equivalents, short-term investment, trade and bills receivables and other receivables, and current financial liabilities, including trade payables and other payables and accruals, approximate their fair values due to their short-term maturities. The carrying amounts of the Group's financial instruments carried at cost or amortized cost are not materially different from their fair values.

The face values less any estimated credit adjustments for financial assets and liabilities with a maturity of less than one year are assumed to approximate their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Group for similar financial instruments.

4. Critical Accounting Estimates and Judgements

Note 2(a) includes a summary of the material accounting policies used in the preparation of the consolidated financial statements. The preparation of consolidated financial statements often requires the use of judgements to select specific accounting methods and policies from several acceptable alternatives. Furthermore, significant estimates and assumptions concerning the future may be required in selecting and applying those methods and policies in the consolidated financial statements. The Group bases its estimates and judgements on historical experience and various other assumptions that it believes are reasonable under the circumstances. Actual results may differ from these estimates and judgements under different assumptions or conditions.

The following is a review of the more significant assumptions and estimates, as well as the accounting policies and methods used in the preparation of the consolidated financial statements.

(a) Sales rebates

Certain sales rebates are provided to customers when their business performance for an agreed period within the year and the whole year meets certain criteria as stipulated in the contracts. Sales rebates are considered variable consideration and the estimate of sales rebates during the year is based on estimated sales transactions for the entire period stipulated and is subject to change based on actual performance and collection status.

(b) Useful lives of property, plant and equipment

The Group has made substantial investments in property, plant and equipment. Changes in technology or changes in the intended use of these assets may cause the estimated period of use or value of these assets to change.

(c) Deferred income tax

Deferred tax is recognized using the liability method on temporary differences arising between the tax bases of assets and liabilities against which the deductible temporary differences and the carry forward of unused tax losses and tax credits can be utilized. Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. Where the final outcomes are different from the estimations, such differences will impact the carrying amount of deferred tax in the period in which such determination is made.

5. Revenue and Segment Information

Management has reviewed the Group's internal reporting in order to assess performance and allocate resources, and has determined that the Group has two reportable operating segments as follows:

—Manufacturing business—manufacture and distribution of drug products

—Distribution business—provision of sales, distribution and marketing services to pharmaceutical manufacturers and healthcare products

The operating segments are strategic business units that offer different products and services. They are managed separately because each business requires different technology and marketing approaches. The performance of each of the reportable segments is assessed based on a measure of operating profit/(loss).

The segment information is as follows:

	Year Ended December 31, 2024		
	Manufacturing business	Distribution business	Total
		PRC	
	(in US$'000)		
Revenue from external customers	387,615	5,910	393,525
Cost of inventories recognized as expense	(73,064)	(4,078)	(77,142)
Research and development expenses	(13,782)	—	(13,782)
Movement on the provision for excess and obsolete inventories	(1,767)	(86)	(1,853)
Employee benefit expenses (Note 9)	(119,017)	(2,343)	(121,360)
Interest income	486	282	768
Operating profit/(loss)	112,785	(3,815)	108,970
Finance costs	(44)	(2)	(46)
Income tax expense	(15,995)	—	(15,995)
Depreciation of property, plant and equipment	(6,884)	(4)	(6,888)
Additions to non-current assets (other than financial instruments and deferred tax assets)	4,389	172	4,561

	December 31, 2024		
	Manufacturing business	Distribution business	Total
		PRC	
	(in US$'000)		
Total segment assets	276,020	5,697	281,717

	Year Ended December 31, 2023		
	Manufacturing business	Distribution business	Total
		PRC	
	(in US$'000)		
Revenue from external customers	373,376	12,107	385,483
Cost of inventories recognized as expense	(63,364)	(7,364)	(70,728)
Research and development expenses	(9,286)	—	(9,286)
Movement on the provision for excess and obsolete inventories	(2,121)	—	(2,121)
Employee benefit expenses (Note 9)	(114,276)	(2,850)	(117,126)
Interest income	427	327	754
Operating profit/(loss)	113,468	(904)	112,564
Finance costs	(76)	(3)	(79)
Income tax expense	(17,022)	—	(17,022)
Depreciation for property, plant and equipment	(6,904)	(5)	(6,909)
Additions to non-current assets (other than financial instruments and deferred tax assets)	4,207	54	4,261

	December 31, 2023		
	Manufacturing business	Distribution business	Total
		PRC	
		(in US$'000)	
Total segment assets	272,104	3,400	275,504

	Year Ended December 31, 2022		
	Manufacturing business	Distribution business	Total
		PRC	
		(in US$'000)	
Revenue from external customers	367,512	3,088	370,600
Cost of inventories recognized as expense	(60,722)	(2,357)	(63,079)
Research and development expenses	(7,619)	—	(7,619)
Movement on the provision for excess and obsolete inventories	65	—	65
Employee benefit expenses (Note 9)	(110,476)	(724)	(111,200)
Interest income	501	479	980
Operating profit/(loss)	118,179	(1,646)	116,533
Finance costs	(110)	(2)	(112)
Income tax expense	(16,738)	—	(16,738)
Depreciation for property, plant and equipment	(7,616)	(4)	(7,620)
Additions to non-current assets (other than financial instruments and deferred tax assets)	3,636	532	4,168

Revenue from external customers is after elimination of inter-segment sales. The amount eliminated was US$83.6 million for 2024 (2023: US$80.5 million; 2022: US$87.3 million). Sales between segments are carried out at mutually agreed terms. Revenue from external customers from the manufacturing business is for sales of goods which are recognized at a point in time. Revenue from external customers from the distribution business is for provision of services which are recognized over time.

6. Other Net Operating Income

	Year Ended December 31,		
	2024	2023	2022
		(in US$'000)	
Interest income	768	754	980
Net foreign exchange loss	(30)	(78)	(83)
Government incentives (Note)	4,551	4,414	2,198
Other operating loss	(134)	(63)	(969)
	5,155	5,027	2,126

Note: Government incentives related to income of approximately US$3.8 million for the year ended December 31, 2024 (2023: US$3.6 million; 2022: US$1.3 million) are mainly government grants related to research expenses and enterprise development.

Government incentives related to assets of approximately US$0.8 million for the year ended December 31, 2024 (2023: US$0.8 million; 2022: US$0.9 million) are mainly government grants related to manufacturing equipment.

7. Operating Profit

	Year Ended December 31,		
	2024	**2023**	**2022**
		(in US$'000)	
Operating profit	108,970	112,564	116,533

Operating profit is stated after charging/(crediting) the following:

	Year Ended December 31,		
	2024	**2023**	**2022**
		(in US$'000)	
Cost of inventories recognized as expense	77,142	70,728	63,079
Research and development expense	13,782	9,286	7,619
Depreciation of property, plant and equipment	6,888	6,909	7,620
Loss on disposal of property, plant and equipment	19	24	449
Loss on disposal of other intangible asset	—	8	—
Amortization of leasehold land	153	158	166
Amortization of other intangible assets	768	796	773
Depreciation charge of right-of-use assets and lease expenses	864	872	917
Movement on the provision for trade receivables	49	—	—
Movement on the provision for other receivables	2	—	—
Movement on the provision for other non-current assets	18	—	—
Movement on the provision for excess and obsolete inventories	1,853	2,121	(65)
Auditor's remuneration	215	221	227
Employee benefit expenses (Note 9)	121,360	117,126	111,200

8. Taxation Charge

	Year Ended December 31,		
	2024	**2023**	**2022**
		(in US$'000)	
Current tax (Note 19)	15,753	17,197	18,082
Deferred income tax (Note 16)	242	(175)	(1,344)
Taxation charge	15,995	17,022	16,738

The taxation charge on the Group's profit before taxation differs from the theoretical amount that would arise using the Group's weighted average tax rate as follows:

	Year Ended December 31,		
	2024	**2023**	**2022**
		(in US$'000)	
Profit before taxation	108,924	112,485	116,421
Tax calculated at the statutory tax rates of respective companies	27,231	28,121	29,105
Tax effects of:			
Expenses not deductible for tax purposes	1,094	1,628	1,397
Utilization of unrecognized temporary differences	—	(518)	(898)
Tax concession (note)	(12,279)	(12,540)	(13,000)
(Over)/under provision in prior years	(51)	331	134
Taxation charge	15,995	17,022	16,738

Note: The Company has been granted the High and New Technology Enterprise ("HNTE") status. The Company successfully renew the HNTE status in 2023, and the status is valid until 2025. Accordingly, the Company is subject to a preferential income tax rate of 15% in 2024 (2023: 15%; 2022: 15%). Certain research and development expenses are also eligible for super-deduction such that 200% of qualified expenses incurred are deductible against taxable profits for tax purposes (2023: 200%; 2022: 200%).

The weighted average tax rate calculated at the statutory tax rates of respective companies was 25%. The effective tax rate for the year ended December 31, 2024 was 14.7% (2023: 15.1%; 2022: 14.4%).

9. Employee Benefit Expenses

	Year Ended December 31,		
	2024	2023	2022
	(in US$'000)		
Wages, salaries and bonuses	93,356	90,372	86,330
Pension costs—defined contribution plans	11,094	10,444	9,701
Staff welfare	16,910	16,310	15,169
	121,360	117,126	111,200

Employee benefit expenses of approximately US$22.1 million for the year ended December 31, 2024 (2023: US$22.8 million; 2022: US$19.8 million) are included in cost of sales.

10. Cash and Cash Equivalents and Short-term Investment

	December 31,	
	2024	2023
	(in US$'000)	
Cash and cash equivalents	48,160	19,129
Short-term investment	2,718	—
	50,878	19,129

The cash and bank balances denominated in RMB were deposited with banks in the PRC. The conversion of these RMB denominated balances into foreign currencies is subject to the rules and regulations of foreign exchange control promulgated by the PRC government.

11. Trade and Bills Receivables

	December 31,	
	2024	2023
	(in US$'000)	
Trade receivables—third parties	14,665	11,461
Trade receivables—related parties (Note 22(b))	2,283	1,303
Bills receivables	3,112	2,837
Loss allowance	(49)	—
Trade and bills receivable, net	20,011	15,601

All trade and bills receivables are denominated in RMB and are due within one year from the end of the reporting period. The carrying values of trade and bills receivables approximate their fair values due to their short-term maturities.

F-76

Movements on the loss allowance:

	2024	2023	2022
	(in US$'000)		
As at January 1	—	—	—
Increase in loss allowance	49	—	—
Exchange difference	—	—	—
As at December 31	49	—	—

12. Other Receivables, Prepayments and Deposits

	December 31,	
	2024	2023
	(in US$'000)	
Prepayments to suppliers	1,235	1,179
Interest receivables	308	132
Deposits	654	676
Others	148	282
	2,345	2,269

13. Inventories

	December 31,	
	2024	2023
	(in US$'000)	
Raw materials	44,661	40,808
Work in progress	65,120	91,351
Finished goods	30,692	31,867
	140,473	164,026

14. Property, Plant and Equipment

	Buildings	Leasehold improvements	Plant and equipment	Furniture and fixtures, other equipment and motor vehicles	Construction in progress	Total
			(in US$'000)			
Cost						
As at January 1, 2024	67,785	888	25,737	11,675	300	106,385
Additions	—	—	2,258	1,247	456	3,961
Disposals	—	—	(237)	(235)	—	(472)
Transfers	—	—	484	269	(753)	—
Exchange differences	(1,865)	(24)	(755)	(346)	(3)	(2,993)
As at December 31, 2024	65,920	864	27,487	12,610	—	106,881
Accumulated depreciation and impairment						
As at January 1, 2024	24,227	607	17,641	8,809	—	51,284
Depreciation	3,404	159	2,225	1,100	—	6,888
Disposals	—	—	(196)	(235)	—	(431)
Exchange differences	(729)	(19)	(524)	(259)	—	(1,531)
As at December 31, 2024	26,902	747	19,146	9,415	—	56,210
Net book value						
As at December 31, 2024	39,018	117	8,341	3,195	—	50,671

	Buildings	Leasehold improvements	Plant and equipment	Furniture and fixtures, other equipment and motor vehicles	Construction in progress	Total
			(in US$'000)			
Cost						
As at January 1, 2023	69,582	815	25,098	10,528	218	106,241
Additions	76	—	1,339	1,099	872	3,386
Disposals	(23)	—	(106)	(213)	—	(342)
Transfers	15	97	102	569	(783)	—
Exchange differences	(1,865)	(24)	(696)	(308)	(7)	(2,900)
As at December 31, 2023	67,785	888	25,737	11,675	300	106,385
Accumulated depreciation and impairment						
As at January 1, 2023	21,376	314	16,116	8,228	—	46,034
Depreciation	3,494	307	2,079	1,029	—	6,909
Disposals	(7)	—	(87)	(212)	—	(306)
Exchange differences	(636)	(14)	(467)	(236)	—	(1,353)
As at December 31, 2023	24,227	607	17,641	8,809	—	51,284
Net book value						
As at December 31, 2023	43,558	281	8,096	2,866	300	55,101

F-78

15. Leases

Leases consisted of the following:

	December 31,	
	2024	**2023**
	(in US$'000)	
Right-of-use assets:		
Offices	561	1,092
Lease liabilities—current	675	713
Lease liabilities—non-current	70	657
	745	1,370

Lease activities are summarized as follows:

	Year Ended December 31,	
	2024	**2023**
	(in US$'000)	
Lease expenses: Short-term leases with lease terms equal or less than 12 months	220	207
Depreciation charge of right-of-use assets	644	665
Interest expense (included in finance costs)	46	79
Cash paid on lease liabilities	766	810
Cash paid on short-term leases	226	175
Non-cash: Lease liabilities recognized from obtaining right-of-use assets	133	78

Lease contracts are typically within a period of 1 to 5 years. The weighted average remaining lease term and weighted average discount rate as at December 31, 2024 was 1.1 years (2023: 1.8 years) and 4.51% (2023: 4.69%) respectively.

Future lease payments are as follows:

	December 31,	
	2024	**2023**
	(in US$'000)	
Lease payments:		
Not later than 1 year	688	758
Between 1 to 2 years	46	651
Between 2 to 3 years	20	17
Between 3 to 4 years	6	—
Total lease payments	760	1,426
Less: Discount factor	(15)	(56)
Total lease liabilities	745	1,370

16. Deferred Tax Assets

The significant components of deferred tax assets and liabilities are as follows:

	December 31,	
	2024	2023
	(in US$'000)	
Deferred tax assets		
Accrued expenses	7,928	8,124
Others	2,678	2,774
Total deferred tax assets	10,606	10,898
Deferred tax liabilities		
Accelerated depreciation allowances and others	2,762	2,568
Total deferred tax liabilities	2,762	2,568
Net deferred tax assets	7,844	8,330

The movements in deferred tax assets and liabilities are as follows:

	2024	2023	2022
		(in US$'000)	
As at January 1	8,330	8,327	7,715
(Debited)/credited to the consolidated income statements			
—Accrued expenses, provisions, deferred income, accelerated depreciation and other temporary differences	(242)	175	1,344
Exchange differences	(244)	(172)	(732)
As at December 31	7,844	8,330	8,327

The Group's deferred tax assets are mainly temporary differences including accrued expenses, provisions, deferred income, accelerated depreciation and other temporary differences. There is no deferred tax assets in respect of tax losses which have not been recognized in the consolidated financial statements as at December 31, 2024 (2023: nil).

17. Trade Payables

	December 31,	
	2024	2023
	(in US$'000)	
Trade payables—third parties	11,385	18,268
Trade payables—related parties (Note 22(b))	4,058	5,568
	15,443	23,836

All trade payables are denominated in RMB and due within one year from the end of the reporting period. The carrying value of trade payables approximates their fair values due to their short-term maturities.

18. Other Payables, Accruals and Advance Receipts

	December 31,	
	2024	**2023**
	(in US$'000)	
Accrued salaries and benefits	23,010	21,899
Accrued sales rebates and marketing expenses	57,492	61,996
Value-added tax and tax surcharge payables	3,522	3,139
Payments in advance from customers (Note (a))	5,069	7,093
Dividend payable (Note 22 (b), Note (b))	13,590	54,260
Others	5,858	5,550
	108,541	153,937

Note:

(a) Substantially all customer balances as at December 31, 2023 were recognized to revenue during the year ended December 31, 2024. Additionally, substantially all customer balances as at December 31, 2024 are expected to be recognized to revenue within one year upon transfer of goods or services as the contracts have an expected duration of one year or less.

(b) On October 23, 2024, the Company declared a dividend of RMB211.7 million (US$29.6 million), of which RMB111.7 million (US$15.4 million) has been distributed during the year ended December 31, 2024 and RMB100.0 million (US$13.6 million) has been recorded as dividend payable under other payables, accruals and advance receipts as at December 31, 2024.

19. Current Tax Liabilities

	2024	**2023**	**2022**
	(in US$'000)		
As at January 1	1,163	2,791	4,089
Current tax (Note 8)	15,753	17,197	18,082
Tax paid	(15,300)	(18,709)	(19,003)
Exchange difference	(121)	(116)	(377)
As at December 31	1,495	1,163	2,791

20. Notes to the Consolidated Statements of Cash Flows

Reconciliation of profit for the year to net cash generated from operations:

	2024	2023	2022
	(in US$'000)		
Profit for the year	92,929	95,463	99,683
Adjustments to reconcile profit for the year to net cash generated from operations			
Taxation charge	15,995	17,022	16,738
Finance costs	46	79	112
Interest income	(768)	(754)	(980)
Depreciation on property, plant and equipment	6,888	6,909	7,620
Loss on disposal of property, plant and equipment	19	24	449
Loss on disposal of other intangible asset	—	8	—
Amortization of leasehold land	153	158	166
Amortization of other intangible assets	768	796	773
Depreciation charge of right-of-use assets	644	665	681
Provision for excess and obsolete inventories	1,853	2,121	(65)
Movement on the provision for trade receivables	49	—	—
Movement on the provision for other receivables	2	—	—
Movement on the provision for other non-current assets	18	—	—
Exchange differences	(436)	(3,019)	(5,682)
Changes in operating assets and liabilities:			
Trade and bills receivables	(4,981)	6,255	(4,374)
Other receivables, prepayments and deposits	11	1,510	(580)
Inventories	17,550	(11,331)	(35,361)
Trade payables	(7,883)	741	10,684
Other payables, accruals and advance receipts	229	(20,012)	7,804
Deferred income	(1,036)	(555)	(1,398)
Total changes in operating assets and liabilities	3,890	(23,392)	(23,225)
Net cash generated from operations	122,050	96,080	96,270
Supplemental disclosure for non-cash activities			
Lease liabilities recognized from obtaining right-of-use assets	(133)	(78)	(135)

F-82

21. Capital Commitments

The Group had the following capital commitments:

	December 31, 2024
	(in US$'000)
Property, plant and equipment	
Contracted but not provided for	741

Capital commitments for property, plant and equipment are mainly for improvements to the Group's plant.

22. Significant Related Party Transactions

The Group has the following significant transactions with related parties which were carried out in the normal course of business at terms determined and agreed by the relevant parties:

(a) Transactions with related parties:

	Year Ended December 31,		
	2024	2023	2022
		(in US$'000)	
Sales of goods to:			
—A fellow subsidiary of SHTCML	12,510	9,329	13,861
—A fellow subsidiary of SHHCMI(HK)L	2,777	3,651	4,231
	15,287	12,980	18,092
Purchase of goods from:			
—SHTCML	12,462	12,173	11,072
—Fellow subsidiaries of SHTCML	1,474	1,130	683
—A fellow subsidiary of SHHCMI(HK)L	3,849	6,350	1,683
	17,785	19,653	13,438
Rendering of research and development services from:			
—A fellow subsidiary of SHHCMI(HK)L	471	481	507
Provision of marketing services to:			
—A fellow subsidiary of SHTCML	1,592	1,241	952
—A fellow subsidiary of SHHCMI(HK)L	—	—	127
	1,592	1,241	1,079
Purchase of intangible asset from:			
—A fellow subsidiary of SHHCMI(HK)L	—	—	410

No transactions have been entered into with the directors of the Company (being the key management personnel) during the year ended December 31, 2024 (2023 and 2022: nil).

(b) Balances with related parties included in:

	December 31,	
	2024	**2023**
	(in US$'000)	
Trade and bills receivables		
—A fellow subsidiary of SHTCML	2,283	1,303
Other receivables, prepayments and deposits		
—A fellow subsidiary of SHTCML	381	391
—A fellow subsidiary of SHHCMI(HK)L	—	72
	381	463
Trade payables		
—SHTCML	3,225	3,630
— Fellow subsidiaries of SHTCML	381	294
—A fellow subsidiary of SHHCMI(HK)L	452	1,644
	4,058	5,568
Other payables, accruals and advance receipts		
—SHTCML (Note 18)	6,795	27,130
—SHHCMI(HK)L (Note 18)	6,795	27,130
—Fellow subsidiaries of SHHCMI(HK)L	1,104	1,356
	14,694	55,616

Balances with related parties are unsecured, interest-free and repayable on demand. The carrying values of balances with related parties approximate their fair values due to their short-term maturities.

23. Subsequent Events

The Group evaluated subsequent events through March 19, 2025, which is the date when the consolidated financial statements were issued.

REFERENCES AND ABBREVIATIONS

1   In-market sales = total sales to third parties provided by Eli Lilly (ELUNATE®), Takeda (FRUZAQLA®), AstraZeneca (ORPATHYS®) and HUTCHMED (ELUNATE®, SULANDA®, ORPATHYS® and TAZVERIK®).

2   Takeda = Takeda Pharmaceuticals International AG, a subsidiary of Takeda Pharmaceutical Company Limited.

3   SHPL = Shanghai Hutchison Pharmaceuticals Limited.

4   EGFRm = Epidermal growth factor receptor mutated.

5   NSCLC = Non-small cell lung cancer.

6   NDA = New Drug Application.

7   NMPA = China National Medical Products Administration.

8   AstraZeneca = AstraZeneca AB, a subsidiary of AstraZeneca plc.

9   2L = Second-line.

10 RCC = Renal cell carcinoma.

11 ASH = American Society of Hematology.

12 EHA = European Hematology Association.

13 ITP = immune thrombocytopenia purpura.

14 CDE = Centre for Drug Evaluation.

15 ASCO = American Society of Clinical Oncology.

16 EMC = Endometrial cancer.

17 pMMR = Proficient mismatch repair.

18 ATTC = antibody-targeted therapy conjugates.

19 CER = Constant exchange rate. We also report changes in performance at CER which is a non-GAAP measure. Please refer to "Use of Non-GAAP Financial Measures and Reconciliation" for further information relevant to the interpretation of these financial measures and reconciliations of these financial measures to the most comparable GAAP measures.

20 CRC = Colorectal cancer.

21 NET = Neuroendocrine tumor.

22 NRDL = China National Reimbursement Drug List.

23 METex14 = MET exon 14 skipping alteration.

24 1L = First-line.

25 R&D = Research and development.

26 Lilly = Eli Lilly and Company.

27 sNDA = Supplemental New Drug Application.

28 3L = Third-line.

29 R/R = Relapsed and/or refractory.

30 EZH2m = Enhancer of zeste homolog 2 mutated.

31 AACR = American Association for Cancer Research.

32 ORR = Objective response rate.

33 PFS = Progression free survival.

34 VEGFR = Vascular endothelial growth factor receptor.

35 IRC = Independent review committee.

36 OS = Overall survival.

37 ASCO GI = ASCO Gastrointestinal Cancers Symposium.

38 CEA = Carcinoembryonic antigen.

39 Syk = Spleen tyrosine kinase.

40 AIHA = Autoimmune hemolytic anemia.

41 FGFR = Fibroblast growth factor receptor.

42 CSF-1R = Colony-stimulating factor 1 receptor.

43 PDAC = Pancreatic ductal adenocarcinoma.

44 IHCC = Intrahepatic cholangiocarcinoma.

45 IDH1 and IDH2 = Isocitrate dehydrogenase-1 and isocitrate dehydrogenase-2.

46 IDH1/2m = Isocitrate dehydrogenase-1 OR isocitrate dehydrogenase-2 mutated.

47 AML = Acute myeloid leukemia.

48 ERK = Extracellular signal-regulated kinase.

49 BTK = Bruton's tyrosine kinase.

50 IND = Investigational new drug application.

51 Inmagene = Inmagene Biopharmaceuticals.

52 EASI = Eczema area and severity index.

53 Distribution business = Shanghai Hutchison Whampoa Pharmaceuticals Sales Limited, formerly Hutchison Whampoa Sinopharm Pharmaceuticals (Shanghai) Company Limited.

54 HKEX = The Main Board of The Stock Exchange of Hong Kong Limited.

55 ESG = Environmental, Social and Governance.

56 S&A = Selling and administrative expenses.

57 ADS = American depositary share.

58 GAAP = Generally Accepted Accounting Principles.

59 NHSA = China National Healthcare Security Administration.

60 EGFR = Epidermal growth factor receptor.

61 TKI = Tyrosine kinase inhibitor.

62 Ipsen = Ipsen SA, parent of Epizyme Inc.

63 Hainan Pilot Zone = Hainan Boao Lecheng International Medical Tourism Pilot Zone.

64 FDA = Food and Drug Administration.

65 PRCC = Papillary renal cell carcinoma.

66 ELCC = The European Lung Cancer Congress.

67 WCLC = World Conference on Lung Cancer.

68 DCR = Disease control rate.

69 CI = Confidence interval.

70 DoR = Duration of response.

71 TRAE = Treatment-related adverse events.

72 4L = Fourth-line.

73 ESMO = European Society for Medical Oncology.

74 PD-1 = Programmed cell death protein-1.

75 epNET = Extra-pancreatic neuroendocrine tumor.

76 pNET= Pancreatic neuroendocrine tumor.

77 TPO/TPO-RA = Thrombopoietin and/or thrombopoietin receptor agonists.

78 QD = Once a day.

79 CR+CRh = Combined complete remission + complete remission with partial hematologic recovery.

80 FLT3 = FMS-like tyrosine kinase 3.

81 RAS = Rat sarcoma.

82 DLBCL = Diffuse large B-cell lymphoma.

83 CLL = Chronic lymphocytic leukemia.

84 SLL = Small lymphocytic lymphoma.

85 MLL = Mixed-lineage leukemia.

86 NPM1 = Nucleophosmin 1.

87 R-GemOx = Rituximab, gemcitabine and oxaliplatin.

88 SHP2 = SH2 containing protein tyrosine phosphatase-2.

89 PI3K = Phosphatidylinositol 3-kinase.

90 AKT = Protein kinase B.

91 JAK = Janus kinase.

92 STAT = Signal transducer and activator of transcription.

93 MAPK = Mitogen-activated protein kinase.

94 Luye = Luye Pharma Hong Kong Ltd.

95 Shanghai Pharma = Shanghai Pharmaceuticals Holding Co., Ltd.

96 GP Health = GP Health Service Capital Co., Ltd.

97 GP Zhicheng Private Equity = 上海金浦志誠私募投資基金合夥企業（有限合夥）, translated as GP Zhicheng Private Equity Investment Fund Partnership (Limited Partnership) for identification purposes only.

98 Shanghai Zhibaihe Enterprise Management = 上海金浦志佰合企業管理合夥企業（有限合夥）, translated as Shanghai GP Zhibaihe Enterprise Management Partnership (Limited Partnership) for identification purposes only.

99 BOC = Bank of China Limited.

100 LPR = Loan Prime Rate.

101 PBOC = People's Bank of China.

INFORMATION FOR SHAREHOLDERS

LISTING

The ordinary shares of the Company are listed on The Stock Exchange of Hong Kong Limited ("HKEX"), the AIM market of the London Stock Exchange and in the form of American depositary shares ("ADSs") on the NASDAQ Global Select Market. Each ADS represents ownership of five ordinary shares of the Company. Additional information and specific enquiries concerning the ADSs should be directed to the ADS Depositary at the address given on this page.

STOCK CODES

HKEX: 13
Nasdaq/AIM: HCM

PUBLIC FLOAT CAPITALIZATION

As at December 31, 2024:
Approximately US$1.5 billion (approximately 60.62% of the issued share capital of the Company)

FINANCIAL CALENDAR

Closure of Register of Members
May 8, 2025 to May 13, 2025
Annual General Meeting
May 13, 2025
Interim Results Announcement
August 2025

REGISTERED OFFICE

P.O. Box 309, Ugland House
Grand Cayman, KY1-1104
Cayman Islands
Telephone: +1 345 949 8066
Facsimile: +1 345 949 8080

PRINCIPAL PLACE OF BUSINESS

48th Floor, Cheung Kong Center
2 Queen's Road Central
Hong Kong
Telephone: +852 2128 1188
Facsimile: +852 2128 1778

PRINCIPAL EXECUTIVE OFFICE

Level 18, The Metropolis Tower
10 Metropolis Drive
Hunghom, Kowloon
Hong Kong
Telephone: +852 2121 8200
Facsimile: +852 2121 8281

PRINCIPAL SHARE REGISTRAR

Computershare Investor Services (Jersey) Limited
13 Castle Street, St. Helier
Jersey, Channel Islands JE1 1ES
Telephone: +44 (0)370 707 4040
Facsimile: +44 (0)370 873 5851

HONG KONG BRANCH SHARE REGISTRAR

Computershare Hong Kong Investor Services Limited
Shops 1712-1716, 17th Floor
Hopewell Centre, 183 Queen's Road East
Wanchai, Hong Kong
Telephone: +852 2862 8628
Facsimile: +852 2865 0990

CREST DEPOSITARY

Computershare Investor Services PLC
The Pavilions
Bridgwater Road
Bristol BS99 6ZY
United Kingdom
Telephone: +44 (0)370 702 0000
Facsimile: +44 (0)370 703 6114

ADS DEPOSITARY

Deutsche Bank Trust Company Americas
1 Columbus Circle
New York, NY 10019
United States of America
Telephone: +001 212 250 9100
Facsimile: +001 732 544 6346

SHAREHOLDERS CONTACT

Please direct enquiries to:
48th Floor, Cheung Kong Center
2 Queen's Road Central
Hong Kong
Attn: Edith Shih
Non-executive Director & Company Secretary
E-mail: ediths@ckh.com.hk
Facsimile: +852 2128 1778

INVESTOR INFORMATION

Corporate press releases, financial reports and other investor information on the Company are available online at the Company's website.

INVESTOR RELATIONS CONTACT

Please direct enquiries to:
E-mail: ir@hutch-med.com
Telephone: +852 2121 8200
Facsimile: +852 2121 8281

WEBSITE ADDRESS

www.hutch-med.com

REFERENCES

Unless the context requires otherwise, references in this Annual Report to the "Group," the "Company," "HUTCHMED," "HUTCHMED Group," "we," "us" and "our" mean HUTCHMED (China) Limited and its subsidiaries unless otherwise stated or indicated by context.

PAST PERFORMANCE AND FORWARD-LOOKING STATEMENTS

The performance and results of operations of the Group contained within this Annual Report are historical in nature, and past performance is no guarantee of future results of the Group. This Annual Report contains forward-looking statements within the meaning of the "safe harbor" provisions of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words like "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "pipeline," "could," "potential," "first-in-class," "best-in-class," "designed to," "objective," "guidance," "pursue," or similar terms, or by express or implied discussions regarding potential drug candidates, potential indications for drug candidates or by discussions of strategy, plans, expectations or intentions. You should not place undue reliance on these statements. Such forward-looking statements are based on the current beliefs and expectations of management regarding future events, and are subject to significant known and unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward-looking statements. There can be no guarantee that any of our drug candidates will be approved for sale in any market, that any approvals which have been obtained will continue to remain valid and effective in the future, or that the sales of products marketed or otherwise commercialized by HUTCHMED and/or its collaboration partners (collectively, "HUTCHMED's Products") will achieve any particular revenue or net income levels. In particular, management's expectations could be affected by, among other things: unexpected regulatory actions or delays or government regulation generally; the uncertainties inherent in research and development, including the inability to meet our key study assumptions regarding enrollment rates, timing and availability of subjects meeting a study's inclusion and exclusion criteria and funding requirements, changes to clinical protocols, unexpected adverse events or safety, quality or manufacturing issues; the delay or inability of a drug candidate to meet the primary or secondary endpoint of a study; the delay or inability of a drug candidate to obtain regulatory approval in different jurisdictions or the utilization, market acceptance and commercial success of HUTCHMED's Products after obtaining regulatory approval; discovery, development and/or commercialization of competing products and drug candidates that may be superior to, or more cost effective than, HUTCHMED's Products and drug candidates; the impact of studies (whether conducted by HUTCHMED or others and whether mandated or voluntary) or recommendations and guidelines from governmental authorities and other third parties on the commercial success of HUTCHMED's Products and drug candidates in development; the ability of HUTCHMED to manufacture and manage supply chains, including various third party services, for multiple products and drug candidates; the availability and extent of reimbursement of HUTCHMED's Products from third-party payers, including private payer healthcare and insurance programs and government insurance programs; the costs of developing, producing and selling HUTCHMED's Products; the ability to obtain additional funding when needed; the ability to obtain and maintain protection of intellectual property for HUTCHMED's Products and drug candidates; the ability of HUTCHMED to meet any of its financial projections or guidance and changes to the assumptions underlying those projections or guidance; the successful disposition of its non-core business; global trends toward health care cost containment, including ongoing pricing pressures; uncertainties regarding actual or potential legal proceedings, including, among others, actual or potential product liability litigation, litigation and investigations regarding sales and marketing practices, intellectual property disputes, and government investigations generally; and general economic and industry conditions, including uncertainties regarding the effects of the persistently weak economic and financial environment in many countries, uncertainties regarding future global exchange rates, uncertainties in global interest rates, and geopolitical relations, sanctions and tariffs. For further discussion of these and other risks, see HUTCHMED's filings with the US Securities and Exchange Commission, on AIM and on HKEX. HUTCHMED is providing the information in this Annual Report as of this date and does not undertake any obligation to update any forward-looking statements as a result of new information, future events or otherwise.

In addition, this Annual Report contains statistical data and estimates that HUTCHMED obtained from industry publications and reports generated by third-party market research firms. Although HUTCHMED believes that the publications, reports and surveys are reliable, HUTCHMED has not independently verified the data and cannot guarantee the accuracy or completeness of such data. You are cautioned not to give undue weight to this data. Such data involves risks and uncertainties and are subject to change based on various factors, including those discussed above.

